02028364

02 APR 15 AM 9:01

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549

SUPPL

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

April 10, 2002

Ladies and Gentlemen:

Please find enclosed herewith a package of documents for Pernod Ricard S.A. of France. This information is being provided pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Pernod Ricard claims exemption under Rule 12g3-2(b) – number 82-3361.

Specifically, we are providing this information pursuant to the obligations undertaken in the letter of our counsel Jones, Day, Reavis & Pogue, dated August 4, 1992, to the effect that we would furnish to the Commission, on an ongoing basis, all information which we (1) have made, or are required to make, public pursuant to the laws of the Republic of France, (2) have filed, or are required to file, with the Paris Stock Exchange (Bourse de Paris) and which was made public by that exchange, or (3) have distributed, or are required to distribute, to our securities holders. This information is being provided on the basis of the understanding, set forth in the third to last paragraph of said letter (page 3) to the effect that it is furnished pursuant to clauses (4) and (5) of Rule 12g3-2(b), and that it will not be deemed "filed" with the Commission of otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents and information does not constitute an admission for any purpose that we are subject to the Exchange Act.

The information enclosed consists of the following:

(i) Pernod Ricard's press release, dated February 5, 2002, for the making of an offering of bonds convertible and/or exchangeable into new and/or existing shares (OCEANE)

(ii) Pernod Ricard's press release, dated February 5, 2002, for the making of an offering of bonds convertible and/or exchangeable into new and/or existing shares (OCEANE)

(iii) Final Pernod Ricard's press release, dated February 5, 2002, for the making of an offering of bonds convertible and/or exchangeable into new and/or existing shares (OCEANE)

dlw 4/16

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - Société anonyme au capital de 174 798 646 €
Téléphone : 33 (0) 1 40 76 77 78 - Télécopies : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 95 66 - R.C.S. Paris B 582 041 943

(iv) Notice published on February 8, 2002, in *Bulletin des Annonces Légales Obligatoires* (Bulletin of Required Legal Notices) describing the issue of bonds convertible and/or exchangeable into new and/or existing shares (OCEANE)

(v) Notice published on February 13, 2002, in *Bulletin des Annonces Légales Obligatoires* (Bulletin of Required Legal Notices) describing the issue of bonds convertible and/or exchangeable into new and/or existing shares (OCEANE)

(vi) Decision of Euronext SA (Paris Stock Exchange), dated February 6, 2002

(vii) Decision of Euronext SA, dated February 11, 2002

(viii) Preliminary prospectus (the *Commission des Opérations de Bourse* granted visa n° 02-092, dated February 5, 2002 to this prospectus in accordance with the provisions of its regulation 98-01)

(ix) Final prospectus (the *Commission des Opérations de Bourse* granted visa n° 02-103, dated February 5, 2002 to this prospectus in accordance with the provisions of its regulation 98-01).

Should you have any questions about any of the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

Laurent Lacassagne
Chief Financial Officer

February 5, 2002

This press release is not being issued in the United States of America, Canada or Japan and should not be distributed through publications with a general circulation in the United States. This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. In addition, the securities to be offered by Pernod Ricard have not been registered under the United States Securities Act of 1933 as amended or any state securities laws and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons absent registration under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of those laws. Pernod Ricard does not intend to register any portion of the planned offering in the United States or to offer any of the securities for sale in the United States.

Acquisition of Seagram assets
Pernod Ricard issues OCEANES
(bonds convertible and/or exchangeable into new and/or existing shares)

Paris February 5, 2002 - Pernod Ricard is launching an offering of bonds convertible and/or exchangeable into new and/or existing shares (OCEANES), for an initial size of Euro 425 million, with an over-allotment of 15%.

The proceeds of the offering will be used to refinance a portion of the debt that Pernod Ricard incurred in connection with its acquisition of the assets of the spirits and wine business of Seagram, completed on December 21, 2001. This offering will enable Pernod Ricard to reduce its interest charge.

The bonds' nominal value is expected to be set at a premium of 25 % to 30 % over PERNOD RICARD's share price at the time of pricing .

The bonds will bear an annual coupon of 2.5 % per annum, and a yield-to-maturity of between 4.10 % and 4.60 %. The bonds will mature on January 1st, 2008.

The bonds are being placed by a group of banks led by J.P. Morgan Securities Ltd. and SG Investment Banking acting as Joint-Bookrunners. CAI Lazard will be acting as co-manager. The bonds will be listed on Euronext Paris.

Contacts

Vice President Corporate Communications : Alain-Serge Delaitte - 33 (0)1 40 76 77 12
Chief Financial Officer: Laurent Lacassagne - 33 (0)1 40 76 77 42

Principal terms and conditions

Issuer	PERNOD RICARD (*Premier Marché* of Euronext Paris S.A. ISIN Code FR0000120693)
Anticipated total nominal value of the issue	Euro **425** million. In addition, a 15% greenshoe has been granted to the joint-bookrunners.
Number of bonds to be issued	Between **3,823,661** and **4,573,099** approximately (including the over-allotment option).
Nominal value per bond and issue price	The nominal value will include a premium of between **25** % to **30** % over the relevant market price of a PERNOD RICARD share at the time the final conditions of the bonds are fixed. The issue price will be equal to the nominal value.
Issue date and settlement date	Expected to be **February 13, 2002**.
Annual interest	**2.5 %** per annum, payable annually in arrears on January 1 of each year. The first payment will be made on January 1, 2003, in an amount calculated *prorata temporis*.
Term of the bonds	**5** years and **322** days from the expected settlement date.
Redemption at maturity	*Redemption in full on* **January 1, 2008** *at a redemption* price of between **110.40 %** and **113.82 %** of the nominal value.
Gross yield to maturity	Between **4.10 %** and **4.60 %.**
Conversion and/or exchange of the bonds for new and/or existing shares	At any time from the settlement date until the seventh business day preceding the date set for redemption, bondholders may elect to receive shares at the conversion/exchange ratio of **ONE** PERNOD RICARD share for **ONE** bond. PERNOD RICARD may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption	Possible, at the company's option, at any time: • by means of purchase on or off the stock exchange or by means of a public offer; • at an early redemption price which guarantees to the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of Bonds issued remain outstanding.
Early redemption in the event of default	The bonds will be redeemable in accordance with the conditions set out in the *prospectus préliminaire*, in the event of a default by PERNOD RICARD or any of its significant subsidiaries.
Final terms	Final issue terms are expected to be fixed on **February 5, 2002.**
Offer to the public in France	The offering is expected to take place from **February 5, 2002** to **February 8, 2002** inclusive, and may be closed without prior notice. Subscription by individuals, should remain open from **February 6, 2002** to **February 8, 2002** inclusive.

The placement of the bonds is carried out by a syndicate of banks managed by:

JP Morgan ***and*** **SG Investment Banking**

Joint lead managers and joint bookrunners

CAI Lazard will be acting as co-manager with an underwriting commitment of 20%.

A *prospectus préliminaire* in French, which has received, with the warning hereafter, the visa number 02-092 dated February 5, 2002 of the Commission des opérations de bourse, is available to the public and will be available on the COB website: www.cob.fr

Warning from the *Commission des Opérations de Bourse*

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.

Paris, le 5 février 2002

Le présent communiqué n'est diffusé ni aux Etats-Unis, ni au Canada ni au Japon et ne doit pas être distribué à travers des publications de diffusion générale aux Etats-Unis. Il ne constitue pas une offre ou une sollicitation de souscrire ou d'acquérir des valeurs mobilières aux Etats-Unis. En outre, les titres qui seront offerts par Pernod Ricard n'ayant pas fait l'objet d'un enregistrement au titre du *Securities Act of 1933* des Etats-Unis tel qu'amendé (le *Securities Act*), ils ne peuvent et ne pourront être offerts, vendus ou remis à quiconque se trouvant sur le territoire des Etats-Unis d'Amérique ou agissant au nom ou pour le compte de ressortissants américains, (c'est-à-dire à des *U.S. persons* (tel que ce terme est défini dans la *Regulation S* du *Securities Act*)). Pernod Ricard n'a pas l'intention d'enregistrer l'offre envisagée, en tout ou en partie, aux Etats-Unis d'Amérique, ni d'offrir les titres aux Etats-Unis d'Amérique.

Acquisition des actifs de Seagram
Pernod Ricard émet des Océanes

(obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes)

Paris, le 5 Février 2002- Pernod Ricard émet des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (Océanes), pour un montant de 425 millions d'euros, avec une option de sur-allocation de 15% supplémentaires.

Cette opération a pour objet le refinancement d'une partie de la dette du Groupe dans le cadre de l'acquisition des actifs de la branche vins et spiritueux de Seagram, qui a été clôturée le 21 décembre 2001. Elle permettra à Pernod Ricard d'alléger ses frais financiers.

La valeur nominale des obligations fera ressortir une prime comprise entre **25** % et **30** % par rapport au cours de l'action Pernod Ricard au moment de la fixation des conditions définitives.

Les obligations porteront un coupon annuel de **2,5 %** l'an, et un taux de rendement actuariel compris entre **4,10 %** et **4,60 %**.

Les obligations sont placées par un groupe de banques dirigé par J.P. Morgan Securities Ltd. et SG Investment Banking agissant en tant que Chefs de File Teneurs de Livre Associés. CAI Lazard interviendra en tant que garant de l'opération. L'admission des obligations sur le Premier Marché d'Euronext Paris a été demandée.

Contacts :

- Directeur de la Communication: Alain-Serge Delaitte - Tel : 33 (0)1 40 76 77 12
- Directeur Financier : Laurent Lacassagne - Tel : 33 (0)1 40 76 77 42

Modalités principales

Emetteur	PERNOD RICARD (Premier marché d'Euronext Paris- Code Sicovam 12069)
Montant indicatif de l'émission	**425** millions d'euros. De plus, une option de sur-allocation de 15% a été consentie aux Chefs de file Teneurs de livre associés.
Nombre d'obligations à émettre	De **3.823.661** à **4.573.099** environ (y compris option de sur-allocation).
Nominal unitaire des obligations et Prix d'émission	La valeur nominale des obligations fera ressortir une prime comprise entre **25** % et **30** % par rapport au cours de l'action PERNOD RICARD au moment de la fixation des conditions définitives. Le prix d'émission sera égal au pair.
Date de jouissance et de règlement des obligations	A titre indicatif, prévue le **13 février 2002.**
Intérêt annuel	**2,5 %** l'an, payable le 1er janvier de chaque année. Le premier coupon sera payable le 1er janvier 2003 et calculé *prorata temporis*.
Durée	**5** ans et **322** jours à compter de la date de règlement.
Amortissement normal	En totalité le **1er janvier 2008** à un prix compris entre **110,40 %** et **113,82 %** de la valeur nominale des obligations.
Taux de rendement actuariel brut	Compris entre **4,10 %** et **4,60 %.**
Conversion et/ou échange des obligations en actions PERNOD RICARD nouvelles ou existantes	A tout moment à compter de la date de règlement jusqu'au 7ème jour ouvré qui précède la date de remboursement, les porteurs d'obligations pourront demander l'attribution d'actions à raison d'**UNE** action PERNOD RICARD pour **UNE** obligation. La société pourra à son gré remettre des actions nouvelles à émettre ou des actions existantes ou une combinaison des deux.

Amortissement anticipé	Possible, au gré de l'émetteur et à tout moment : • par rachat en bourse ou hors bourse ou par offres publiques ; • par remboursement à un prix de remboursement anticipé assurant au souscripteur initial un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance, lorsque moins de 10 % des Obligations émises restent en circulation.
Exigibilité anticipée en cas de défaut	Les obligations deviendront exigibles, conformément aux conditions définies dans le prospectus préliminaire, en cas de défaut de PERNOD RICARD ou de l'une de ses filiales importantes.
Conditions définitives	Les conditions définitives de l'émission devraient être fixées le **5 février 2002**.
Souscription du public	Le placement devrait s'effectuer du **5 février 2002** jusqu'au **8 février 2002** inclus et pourra être clos sans préavis. La souscription des personnes physiques devrait être ouverte du **6 février 2002** jusqu'au **8 février 2002** inclus.

Le placement de cette émission est assuré par un syndicat de banques dirigé par :

JPMorgan **et** **SG Investment Banking**

Chefs de file et Teneurs de livre associés

CAI Lazard interviendra en tant que garant de l'opération avec une part en garantie de 20%

Un prospectus préliminaire ayant reçu, avec l'avertissement ci-dessous, de la Commission des opérations de bourse le visa n° 02-092 en date du 5 février 2002 est tenu à la disposition du public et sera disponible sur le site de la COB : www.cob.fr

Avertissement de la Commission des opérations de bourse

La Commission des Opérations de Bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédent la date effective de remboursement.

February 5, 2002

This press release is not being issued in the United States of America, Canada or Japan and should not be distributed through publications with a general circulation in the United States. This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. In addition, the securities to be offered by PERNOD RICARD have not been registered under the United States Securities Act of 1933 as amended or any state securities laws and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons absent registration under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of those laws. PERNOD RICARD does not intend to register any portion of the planned offering in the United States or to offer any of the securities for sale in the United States.

Acquisition of Seagram assets
Pernod Ricard issues OCEANES
(bonds convertible and/or exchangeable into new and/or existing shares)

Paris February 5, 2002 – Pernod Ricard launched today an offering of bonds convertible and/or exchangeable into new and/or existing shares (OCEANES).

The proceeds of the offering will be used to refinance a portion of the debt that Pernod Ricard incurred in connection with its acquisition of the assets of the spirits and wine business of Seagram, completed on December 21, 2001. This offering will enable Pernod Ricard to reduce its interest charge.

The issue size is Euro 425 million, with an over-allotment of 15%.

The bonds' nominal value is **Euro 107** and was set at a premium of 27.53 % over PERNOD RICARD's share price at the time of pricing.

The bonds will bear an annual coupon of **2.5 %** per annum; The yield-to-maturity is **4.35 %**. The bonds will mature on January 1st, 2008.

The transaction was over subscribed more than 9 x by institutional investors.

The bonds are being placed by a group of banks led by J.P. Morgan Securities Ltd. and SG Investment Banking acting as Joint-Bookrunners. The bonds will be listed on Euronext Paris.

Contacts

Vice President Corporate Communications : Alain-Serge Delaitte - 33 (0)1 40 76 77 12
Chief Financial Officer: Laurent Lacassagne - 33 (0)1 40 76 77 42

Principal final terms and conditions

Issuer	PERNOD RICARD (*Premier Marché* of Euronext Paris S.A. ISIN Code FR0000120693)
Total nominal value of the issue	Euro **425** million. up to a maximum amount of Euro **488.75** million by exercise of the over-allotment option.
Number of bonds to be issued	**3,971,963** up to a maximum of **4,567,757** by exercise of the over-allotment option.
Nominal value per bond and issue price	Euro **107** The nominal value includes a premium of **27.53** % over the relevant market price of a PERNOD RICARD share at the time the final conditions of the bonds are fixed. The issue price is equal to the nominal value.
Issue date and settlement date	**February 13, 2002**.
Annual interest	**2.5 %** per annum, payable annually in arrears on January 1 of each year. The first payment will be made on January 1, 2003, in an amount calculated *prorata temporis*.
Term of the bonds	**5** years and **322** days from the settlement date.
Redemption at maturity	Redemption in full on **January 1, 2008** at a redemption price of approximately **112.10 %** of the nominal value.
Gross yield to maturity	**4.35 %.**
Conversion and/or exchange of the bonds for new and/or existing shares	At any time from February 13, 2002 until the seventh business day preceding the date set for redemption, bondholders may elect to receive shares at the conversion/exchange ratio of **ONE** PERNOD RICARD share for **ONE** bond. PERNOD RICARD may, at its option, deliver new shares or existing shares or a combination thereof.
Early redemption	Possible, at the company's option, at any time: • by means of purchase on or off the stock exchange or by means of a public offer; • at an early redemption price which guarantees to the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of Bonds issued remain outstanding.

Early redemption in the event of default	The bonds will be redeemable in accordance with the conditions set out in the *prospectus préliminaire*, in the event of a default by PERNOD RICARD or any of its significant subsidiaries.
Offer to the public in France	The Bonds were offered to the institutional investors on **February 5, 2002**. Subscription by individuals, will remain open from **February 6** to **February 8, 2002** inclusive.

The placement of the bonds is carried out by a syndicate of banks managed by:

JP Morgan and **SG Investment Banking**

Joint lead managers and joint bookrunners

CAI Lazard will be acting as co-manager with an underwriting commitment of 20%.

A *prospectus préliminaire* in French, which has received, with the warning hereafter, the visa number 02-092 dated February 5, 2002 of the Commission des opérations de bourse, is available to the public and will be available on the COB website: www.cob.fr

Warning from the *Commission des Opérations de Bourse*

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.

NE PAS DIFFUSER AUX ETATS UNIS, AU CANADA OU AU JAPON

Paris, le 5 février 2002

Le présent communiqué n'est diffusé ni aux Etats-Unis, ni au Canada ni au Japon et ne doit pas être distribué à travers des publications de diffusion générale aux Etats-Unis. Il ne constitue pas une offre ou une sollicitation de souscrire ou d'acquérir des valeurs mobilières aux Etats-Unis. En outre, les titres qui seront offerts par PERNOD RICARD n'ayant pas fait l'objet d'un enregistrement au titre du *Securities Act of 1933* des Etats-Unis tel qu'amendé (le *Securities Act*), ils ne peuvent et ne pourront être offerts, vendus ou remis à quiconque se trouvant sur le territoire des Etats-Unis d'Amérique ou agissant au nom ou pour le compte de ressortissants américains, (c'est-à-dire à des *U.S. persons* (tel que ce terme est défini dans la *Regulation S* du *Securities Act*)). PERNOD RICARD n'a pas l'intention d'enregistrer l'offre envisagée, en tout ou en partie, aux Etats-Unis d'Amérique, ni d'offrir les titres aux Etats-Unis d'Amérique.

Acquisition des actifs de Seagram
Pernod Ricard émet des Océanes
(obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes)

Paris, le 5 Février 2002- Pernod Ricard a procédé ce jour au lancement d'une émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (Océanes).

Cette opération a pour objet le refinancement d'une partie de la dette du Groupe dans le cadre de l'acquisition des actifs de la branche vins et spiritueux de Seagram, qui a été clôturée le 21 décembre 2001. Elle permettra à Pernod Ricard d'alléger ses frais financiers.

Le montant de l'émission est de 425 millions d'euros, avec une option de sur-allocation de 15% supplémentaires.

La valeur nominale des obligations a été fixée à **107 euros** et fait ressortir une prime de **27,53** % par rapport au cours de l'action Pernod Ricard au moment de la fixation des conditions définitives. Les obligations porteront un coupon annuel de **2,5 %** l'an ; le taux de rendement actuariel brut est de **4,35 %**.

Cette émission a recueilli auprès des investisseurs institutionnels une demande plus de **9** fois supérieure à l'offre.

Les obligations sont placées par un groupe de banques dirigé par J.P. Morgan Securities Ltd. et SG Investment Banking agissant en tant que Chefs de File Teneurs de Livre Associés. CAI Lazard est intervenu en tant que garant. L'admission des obligations sur le Premier Marché d'Euronext Paris a été demandée.

Contacts :

- Directeur de la Communication: Alain-Serge Delaitte - Tel : 33 (0)1 40 76 77 12
- Directeur Financier : Laurent Lacassagne - Tel : 33 (0)1 40 76 77 42

Modalités définitives

Emetteur	PERNOD RICARD (Premier marché d'Euronext Paris- Code Sicovam 12069)
Montant de l'émission	**425** millions d'euros, susceptible porté à un maximum de **488,75** millions d'euros par exercice de l'option de sur-allocation.
Nombre d'obligations à émettre	**3.971.963** susceptible d'être porté à un maximum de **4.567.757** par exercice de l'option de sur-allocation.
Nominal unitaire des obligations et Prix d'émission	**107 euros** La valeur nominale des obligations fait ressortir une prime de **27,53** % par rapport au cours de l'action PERNOD RICARD au moment de la fixation des conditions définitives. Le prix d'émission est égal au pair.
Date de jouissance et de règlement des obligations	**13 février 2002.**
Intérêt annuel	**2,5 %** l'an, payable le 1er janvier de chaque année. Le premier coupon sera payable le 1er janvier 2003 et calculé *prorata temporis*.
Durée	**5** ans et **322** jours à compter de la date de règlement.
Amortissement normal	En totalité le **1er janvier 2008** au prix de **119,95 euros**, soit environ **112,10 %** de la valeur nominale des obligations.
Taux de rendement actuariel brut	**4,35 %**
Conversion et/ou échange des obligations en actions PERNOD RICARD nouvelles ou existantes	A tout moment à compter du **13 février 2002** jusqu'au 7ème jour ouvré qui précède la date de remboursement, les porteurs d'obligations pourront demander l'attribution d'actions à raison d'**UNE** action PERNOD RICARD pour **UNE** obligation. La société pourra à son gré remettre des actions nouvelles à émettre ou des actions existantes ou une combinaison des deux.

Amortissement anticipé

Possible, au gré de l'émetteur et à tout moment :

- par rachat en bourse ou hors bourse ou par offres publiques ;
- par remboursement à un prix de remboursement anticipé assurant au souscripteur initial un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance, lorsque moins de 10 % des Obligations émises restent en circulation.

Exigibilité anticipée en cas de défaut

Les obligations deviendront exigibles, conformément aux conditions définies dans le prospectus préliminaire, en cas de défaut de PERNOD RICARD ou de l'une de ses filiales importantes.

Souscription du public

Le placement auprès des investisseurs institutionnels a été effectué le **5 février 2002**.

La souscription des personnes physiques sera ouverte du **6 février 2002** jusqu'au **8 février 2002** inclus.

Le placement de cette émission est assuré par un syndicat de banques dirigé par :

JPMorgan et **SG Investment Banking**

Chefs de file et Teneurs de livre associés

CAI Lazard interviendra en tant que garant de l'opération avec une part en garantie de 20%

Un prospectus préliminaire ayant reçu, avec l'avertissement ci-dessous, de la Commission des opérations de bourse le visa n° 02-092 en date du 5 février 2002 est tenu à la disposition du public et sera disponible sur le site de la COB : www.cob.fr

Avertissement de la Commission des opérations de bourse

La Commission des Opérations de Bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédent la date effective de remboursement.

February 5th, 2002

This press release is not being issued in the United States of America, Canada or Japan and should not be distributed through publications with a general circulation in the United States. This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. In addition, the securities to be offered by Pernod Ricard have not been registered under the United States Securities Act of 1933 as amended or any state securities laws and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons absent registration under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of those laws. Pernod Ricard does not intend to register any portion of the planned offering in the United States or to offer any of the securities for sale in the United States.

Pernod Ricard OCEANES

Bonds nominal value is Euro 107

The transaction was over subscribed more than 9 x

Paris February 5, 2002 – The nominal value of the bonds convertible and/or exchangeable into new and/or existing shares issued by Pernod Ricard on February 5th, *have been fixed at* **Euro 107** , *i.e. at a premium of* 27.53 % over Pernod Ricard's share price at the time of pricing. These "Océanes" will bear an annual interest of 2.5 %. The gross yield-to-maturity will be **4.35%.**

The proceeds of the offering will be used to refinance a portion of the debt that Pernod Ricard incurred in connection with its acquisition of the assets of the Seagram Spirits and Wines Business, completed on December 21, 2001. This offering will enable Pernod Ricard to reduce its interest charge.

The issue size is Euro 425 million, with an over-allotment option of 15%. The transaction was over subscribed more than 9 x by institutional investors.

The bonds are being placed by a group of banks led by J.P. Morgan Securities Ltd. and SG Investment Banking acting as Joint-Bookrunners. CAI Lazard has acted as co-manager. The bonds will be listed on Euronext Paris.

Contacts

Vice President Corporate Communications : Alain-Serge Delaitte - 33 (0)1 40 76 77 12
Chief Financial Officer: Laurent Lacassagne - 33 (0)1 40 76 77 42

Principal final terms and conditions

Issuer	PERNOD RICARD
Code number	ISIN Code FR0000188286
Total nominal value of the issue	Euro **425** million up to a maximum amount of Euro **488.75** million by exercise of the over-allotment option.
Number of bonds to be issued	**3,971,963** up to a maximum of **4,567,757** by exercise of the over-allotment option.
Nominal value per bond and issue price	Euro **107** The nominal value includes a premium of **27.53** % over the relevant market price of a PERNOD RICARD share at the time the final conditions of the bonds are fixed. The issue price is equal to the nominal value.
Issue date and settlement date	**February 13, 2002**.
Annual interest	**2.5%** per annum, payable annually in arrears on January 1 of each year. The first payment will be made on January 1, 2003, in an amount calculated *prorata temporis*.
Term of the bonds	**5** years and **322** days from the expected date.
Redemption at maturity	Redemption in full on **January 1, 2008** at a redemption price of **Euro 119.95** i.e. approximately **112.10 %** of the nominal value.
Gross yield to maturity	**4.35 %.**
Conversion and/or exchange of the bonds for new and/or existing shares	At any time from February 13, 2002 until the seventh business day preceding the date set for redemption, bondholders may elect to receive shares at the conversion/exchange ratio of ONE PERNOD RICARD share for ONE bond. PERNOD RICARD may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption	Possible, at the company's option, at any time: • by means of purchase on or off the stock exchange or by means of a public offer; • at an early redemption price which guarantees to the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of Bonds issued remain outstanding.
Early redemption in the event of default	The bonds will be redeemable in accordance with the conditions set out in the *prospectus préliminaire*, in the event of a default by PERNOD RICARD or any of its significant subsidiaries.
Offer to the public in France	The Bonds were offered to the institutional investors on **February 5, 2002**. Subscription by individuals, will remain open from **February 6** to **February 8, 2002** inclusive.

The placement of the bonds is carried out by a syndicate of banks managed by:

JP Morgan and **SG Investment Banking**

Joint lead managers and joint bookrunners

CAI Lazard will be acting as co-manager with an underwriting commitment of 20%.

A *prospectus définitif* in French, which has received, with the warning hereafter, the visa number 02-103 dated February 5, 2002 of the Commission des opérations de bourse, is available to the public and will be available on the COB website: www.cob.fr

Warning from the *Commission des Opérations de Bourse*

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.

Paris, le 5 Février 2002

Le présent communiqué n'est diffusé ni aux Etats-Unis, ni au Canada ni au Japon et ne doit pas être distribué à travers des publications de diffusion générale aux Etats-Unis. Il ne constitue pas une offre ou une sollicitation de souscrire ou d'acquérir des valeurs mobilières aux Etats-Unis. En outre, les titres qui seront offerts par Pernod Ricard n'ayant pas fait l'objet d'un enregistrement au titre du *Securities Act of 1933* des Etats-Unis tel qu'amendé (le *Securities Act*), ils ne peuvent et ne pourront être offerts, vendus ou remis à quiconque se trouvant sur le territoire des Etats-Unis d'Amérique ou agissant au nom ou pour le compte de ressortissants américains, (c'est-à-dire à des *U.S. persons* (tel que ce terme est défini dans la *Regulation S* du *Securities Act*)). Pernod Ricard n'a pas l'intention d'enregistrer l'offre envisagée, en tout ou en partie, aux Etats-Unis d'Amérique, ni d'offrir les titres aux Etats-Unis d'Amérique.

Océanes Pernod Ricard
Valeur nominale fixée à 107 euros
L'émission a été sursouscrite plus de 9 fois

Paris, le 5 Février 2002- La valeur nominale des obligations a option de conversion et/ou d'échange en actions nouvelles ou existantes émises le 5 Février par Pernod Ricard a été fixée à **107 euros,** soit une prime de **27,53 %** par rapport au cours de l'action. Ces « océanes » porteront un coupon annuel de **2,5 %** l'an. Le taux de rendement actuariel brut sera de **4,35 %.**

Cette opération a pour objet le refinancement d'une partie de la dette du Groupe dans le cadre de l'acquisition des actifs de la branche vins et spiritueux de Seagram, qui a été clôturée le 21 décembre 2001. Elle permettra à Pernod Ricard d'alléger ses frais financiers.

Les obligations ont été émises pour un montant de 425 millions d'euros, avec une option de sur-allocation de 15% supplémentaires. L' émission a recueilli auprès des investisseurs institutionnels une demande plus de **9** fois supérieure à l'offre.

Les obligations sont placées par un groupe de banques dirigé par J.P. Morgan Securities Ltd. et SG Investment Banking agissant en tant que Chefs de File Teneurs de Livre Associés. CAI Lazard est intervenu en tant que garant. L'admission des obligations sur le Premier Marché d'Euronext Paris a été demandée.

Contacts :

- Directeur de la Communication: Alain-Serge Delaitte - Tel : 33 (0)1 40 76 77 12
- Directeur Financier : Laurent Lacassagne - Tel : 33 (0)1 40 76 77 42

Modalités définitives

Emetteur	PERNOD RICARD
Code Valeur	*Code Sicovam 18828*
Montant de l'émission	**425** millions d'euros, susceptible porté à un maximum de **488,75** millions d'euros par exercice de l'option de sur-allocation.
Nombre d'obligations à émettre	**3.971.963** susceptible d'être porté à un maximum de **4.567.757** par exercice de l'option de sur-allocation.
Nominal unitaire des obligations et Prix d'émission	**107 euros** La valeur nominale des obligations fait ressortir une prime de **27,53** % par rapport au cours de l'action PERNOD RICARD au moment de la fixation des conditions définitives. Le prix d'émission est égal au pair.
Date de jouissance et de règlement des obligations	**13 février 2002.**
Intérêt annuel	**2,5 %** l'an, payable le 1er janvier de chaque année. Le premier coupon sera payable le 1er janvier 2003 et calculé *prorata temporis*.
Durée	**5** *ans et* **322** *jours à compter de la date de règlement.*
Amortissement normal	En totalité le **1er janvier 2008** au prix de **119,95 euros**, soit environ **112,10** % de la valeur nominale des obligations.
Taux de rendement actuariel brut	**4,35 %**
Conversion et/ou échange des obligations en actions PERNOD RICARD nouvelles ou existantes	A tout moment à compter du **13 février 2002** jusqu'au 7ème jour ouvré qui précède la date de remboursement, les porteurs d'obligations pourront demander l'attribution d'actions à raison d'**UNE** action PERNOD RICARD pour **UNE** obligation. La société pourra à son gré remettre des actions nouvelles à émettre ou des actions existantes ou une combinaison des deux.

Amortissement anticipé

Possible, au gré de l'émetteur et à tout moment :

- par rachat en bourse ou hors bourse ou par offres publiques ;
- par remboursement à un prix de remboursement anticipé assurant au souscripteur initial un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance, lorsque moins de 10 % des Obligations émises restent en circulation.

Exigibilité anticipée en cas de défaut

Les obligations deviendront exigibles, conformément aux conditions définies dans le prospectus préliminaire, en cas de défaut de PERNOD RICARD ou de l'une de ses filiales importantes.

Souscription du public

Le placement auprès des investisseurs institutionnels a été effectué le **5 février 2002**.

La souscription des personnes physiques sera ouverte du **6 février 2002** jusqu'au **8 février 2002** inclus.

Le placement de cette émission est assuré par un syndicat de banques dirigé par :

JPMorgan **et** **SG Investment Banking**

Chefs de file et Teneurs de livre associés

CAI Lazard interviendra en tant que garant de l'opération avec une part en garantie de 20%

Un prospectus définitif ayant reçu, avec l'avertissement ci-dessous, de la Commission des opérations de bourse le visa n°02-103 en date du 5 février 2002 est tenu à la disposition du public et sera disponible sur le site de la COB : www.cob.fr

Avertissement de la Commission des opérations de bourse

La Commission des Opérations de Bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédent la date effective de remboursement.

PERNOD RICARD

A French corporation (*société anonyme*) with registered capital of 174,798,646 Euros
Registered Office: 142, boulevard Haussmann, 75008 Paris
582 041 943 R.C.S. (*Registre du Commerce et des Sociétés* – Registry of Commerce and Companies) Paris (58 B 4194)

Corporate Purposes. – The Company's purposes are, directly or indirectly:
The manufacture, purchase and sale of all kinds of wine, spirits, and liqueurs, together with alcohol and all food and related products, the use, transformation, and dealing in all forms of finished and semi-finished products and by-products thereof and substitutes therefor resulting from the principal operations undertaken in distilleries, or other industrial establishments of the same type. The foregoing operations may be undertaken in bulk, semi-bulk, or retail, in France or abroad.
The consignment, purchase, sale to be included in the foregoing.
The representation of French and foreign companies which produce, manufacture, or sell the same kinds of products.
Investment in any businesses or operations of any kind which may relate to manufacture and sale of the same products, in whatever form, formation of companies, new contributions, subscriptions, acquisitions of shares or company rights, etc.
Investment in all kinds of industrial, commercial, agricultural, real estate, and financial and other companies, existing or to be formed, French or foreign.
Acquisition, disposition, exchange and any transaction relating to shares, interests, partnership interests, certificates of investment, convertible or exchangeable obligations, warrants and, generally, securities or intangible rights of any kind.
Any transactions having to do with agriculture, general cultivation, arboriculture, raising of livestock, viniculture, etc.
Any transactions related thereto or deriving therefrom of an agricultural or industrial character.
And generally any industrial, commercial, financial, real and personal property transactions relating, directly or indirectly, to the aforesaid purposes or which may favor the growth and development thereof.

Term. – The Company was formed on July 13, 1939, for a term of 99 years. It will expire on July 30, 2038, unless dissolved or extended prior thereto.

Registered Capital. – The amount of the registered capital is EUR 174,798,646 divided into 56,386,660 shares, without par value. All shares are issued and outstanding and fully paid-in.

Outstanding Convertible Bonds. – Not applicable.

Bonds Outstanding or Guaranteed by the Company. – In 1996 the Company issued a zero coupon bond in the principal amount of FF 400,000,000 (approximately EUR 61,000,000) maturing in 6 years and indexed to fluctuations in the trading price of the Company's stock. Interest payable on the due date will equal 120% of the amount borrowed, for an annual interest rate of approximately 14%. PR Finance SA, a wholly-owned subsidiary of the Company swapped such interest against a Euribor 3 month rate.

Issuance and Admission of *Obligations à Option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes* [Bonds Convertible and/or Exchangeable into New or Existing Shares] of PERNOD RICARD

Approval of Shareholders. – The Combined Meeting of Shareholders held on May 3, 2001, after hearing the Report of the Board of Directors and the Special Report of the Statutory Auditors, and as provided under the Code of Commerce, including, but not limited to, Article L.225-129-III thereof, in the third resolution of the part of the Meeting held as an Extraordinary Meeting:

- delegated to the Board of Directors the necessary authority to increase the registered capital, on one or more occasions, in the amounts and at the times it deems appropriate, through the issuance on the French and/or international market, in the form of a public offering, either in euros, or in foreign currency, or any other unit of account established by reference to a basket of currencies, of shares, warrants and/or securities convertible, either immediately or in the future, at any time, or at a date certain, into shares of the Company by subscription, conversion, exchange, redemption, presentment of a coupon, or otherwise, except for preference shares;

- established twenty-six months as the term of validity of such delegation of authority, to run from the date of the Shareholders' Meeting held on May 3, 2001;

- resolved to establish as follows the limits of the amounts of the authorized issues in case the Board of Directors uses the authority granted (it being understood that such limits also include the total nominal amount of shares issued directly or indirectly under the second resolution relating to issues with maintenance of the preferential subscription right):

  - the total nominal amount of the shares which may be issued under this delegation of authority may not exceed the ceiling of FF 872,266,800, or EUR 132,976,216.30 and, consequently, may not increase the registered capital by an amount greater than FF2,000,000,000, or EUR 304,898,034.47. The ceiling thus defined includes the total nominal amount of the additional shares which may be issued to preserve, as provided by law, the rights of holders of securities with rights to acquire shares;

  - the maximum nominal amount of the securities representing indebtedness of the company that may be issued may not exceed the limit of EUR 1.5 billion, or the equivalent in foreign currencies, or any other unit of account established by reference to a basket of currencies;

- resolved to eliminate the preferential subscription rights of shareholders to securities which are the subject of the resolution, while leaving the Board of Directors with the option of giving the shareholders a priority subscription, within a time period and on the basis of the methods it shall determine, for all or part of an issue that will not create transferable rights and that will be exercised proportionally to the number of shares possessed by each shareholder and that might include a right to subscribe for excess shares, it being understood that, after such priority period, unsubscribed shares shall be offered to the public;

- determined and resolved, insofar as required, that this delegation has the effect of an express waiver of the preferential right of shareholders to subscribe for securities to which the issued securities give rise;

- resolved that the amount received, or that may be received, by the Company for each of the shares issued in connection with this delegation of authority, after taking into consideration, in the event of an issue of autonomous share warrants, the issue price of such warrants, shall be at least equal to the average opening trading price of the shares during ten consecutive trading days preceding the launch of the issue of the above-described securities after correction of such average to take the effective date into consideration, if necessary;

- resolved that the Board of Directors shall have all necessary power to implement, on the conditions provided by law, the authorized issues of securities increasing the registered capital, to determine that they have been implemented, and make the related amendments to the statutes and, where applicable, to delegate to the Chairman all necessary authority to carry out the increase in registered capital, as well as to defer such increase within the limits, and according to the methods, that the Board of Directors may have previously decided.

Decisions of the Board of Directors and the Chairman. – Pursuant to the authority granted to it by the Combined General Meeting of Shareholders held on May 3, 2001, and, especially, in the third resolution (part of the meeting held as an extraordinary meeting), the Board of Directors, at the meeting it held on July 18, 2001, delegated to the Chairman the task of carrying out, or postponing until December 21, 2001, the issue of the bonds convertible and/or exchangeable into new or existing shares, without preferential shareholders' subscription rights, for a nominal amount of up to EUR 500 million and an increase in the nominal amount of the registered capital resulting from the conversion of the Bonds of up to EUR 132,976,216.43. At its meeting of December 18, 2001, the Board of Directors acted to renew such delegation until May 31, 2002.

Acting under the delegation of authority granted by the Board of Directors, the Chairman, on February 4, 2002, and February 5, 2002, acted to establish the final terms and conditions of the issue as follows.

N.B.: The term "bond" means bonds convertible and/or exchangeable into new or existing shares, unless the context implies another meaning.

Number and Nominal Value of the Bonds and Proceeds of the Issue. – The PERNOD RICARD 2.5% borrowing of February 2002/January 2008 in a total nominal amount of EUR 425,000,041 will represented by 3,971,963 bonds convertible and/or exchangeable into new or existing shares of the Company of a per unit nominal value of EUR 107 per share.
The Company has given the Lead Underwriters and Managers, for the sole purpose of covering overallotments, an option which, if exercised, would lead the Company to increase by up to 15% the number of Bonds issued (overallotment clause) to a maximum total nominal value of EUR 488,749,999, for a maximum number of 4,567,757 bonds with a nominal value of EUR 107 per Bond.

Placement: The Bonds, which are part of a global offering, will be offered:
- in France, to legal entities and individuals;
- outside France, the U.S., Canada, and Japan, in accordance with the rules applicable to each jurisdiction in which the bonds are offered.

No specific tranche of Bonds is designated to a particular market.

Selling Restrictions. – The distribution of this Prospectus or the offer and sale of the Bonds may, in certain countries, be subject to specific regulations. Persons in possession of this Prospectus should familiarize themselves, and comply, with any local restrictions.

Preferential Subscription Right, Subscription Period. – The Shareholders, at the Shareholders' Meeting held on May 3, 2001, expressly waived their preferential right to subscribe for the Bonds. This action also involves an express waiver of their preferential subscription rights to the new shares to be issued on conversion of the Bonds. No priority subscription period is applicable.

Subscription Period. – The offering of the Bonds will take place from February 5, 2002, to February 8, 2002, inclusive, and may be closed without prior notice. Subscription by individuals will remain open from February 6, 2002, to February 8, 2002, inclusive. In any event, individuals will have at least three trading days from the date on which the final terms and conditions are decided.

Financial Institutions Responsible for the Placement. – Subscription orders must be placed with J.P. Morgan Securities Ltd., or Société Générale, Joint Lead Underwriters and Managers, or Crédit Agricole Indosuez Lazard Capital Markets, which are responsible for the placement.

Nature, Form, and Delivery of the Bonds. – The Bonds issued by PERNOD RICARD constitute neither bonds convertible into shares (*obligations convertibles en actions*) within the meaning of Articles L.225-161 *et seq.* of the Code of Commerce (*Code du Commerce*), nor bonds exchangeable

for shares (*obligations échangeables contre des actions*) within the meaning of Articles L.225-168 *et seq.* of the Code of Commerce, but rather are securities carrying rights to shares, within the meaning of Article L.228-91 *et seq.* of the Code of Commerce.

The Bonds will be issued in accordance with French law.

The Bonds will be in either bearer or registered form, at the option of the holders. They will be required to be credited in accounts (*inscrits en comptes*) maintained, as the case may be, by:

- Société Générale, acting on behalf of the Company in respect of fully registered Bonds (*nominatifs purs*)
- an authorized financial intermediary (*intermédiaire financier habilité*) and Société Générale acting on behalf of PERNOD RICARD in respect of Bonds in administered registered form (*nominatifs administrés*);
- an authorized financial intermediary (*intermédiaire financier habilité*) in respect of bonds in bearer form.

Settlement and delivery will take place through the Euroclear RELIT-SLAB system of settlement and delivery of Euroclear France (formerly Sicovam S.A.) (code Sicovam 18 828).

All of the Bonds making up the issue will be accepted for clearance Euroclear France, which will ensure the clearing of the Bonds between account holders. The Bonds will also be accepted for clearance through the Euroclear S.A./N.V. and Clearstream Banking S.A. systems.

It is expected that the Bonds will be credited to the accounts (*inscrits en compte*) and transferable as from February 13, 2002.

Issue Price. – The Bonds will be issued at par, *i.e.*, EUR 107 per Bond, payable at a single time on the date of settlement.

Issue Date and Settlement Date. – February 13, 2002.

Annual Interest. – The Bonds will bear interest at a rate of 2.50% per year of the face amount, *i.e.*, EUR 2.675 per Bond, payable annually in arrears on January 1st of each year beginning with January 1, 2003 (each of these dates being an "Interest Payment Date"). For the period between February 13, 2002, and December 31, 2002, interest in the amount of EUR 2.35986 per Bond will be payable on January 1, 2003.

All interest payments relating to an interest period of less than one full year will be calculated on a basis equivalent to the product of (i) the above annual interest rate and (ii) the ratio of (a) the number of days accrued since the last Interest Payment Date (or, if such is not the case, from the Bond Settlement Date) and (b) 365, or 366, depending on the exact number of calendar days between the next Interest Payment Date following and the same date of the preceding year.

Interest will cease to accrue from the date of redemption or repayment of the Bonds.

Claims in respect of interest will become void after a period of five years from the due date of such interest.

Repayment at Maturity. – The Bonds will be fully repaid on January 1, 2008, by payment at a price of EUR 119.95 per Bond, or approximately 112.10% of the nominal value of each Bond.

Claims in respect of principal will be barred after a limitations period of 30 years from the due date of repayment.

Early Redemption by Repurchase or Public Offer. – The Company reserves the right to redeem the Bonds at any time, without limitation as to price or quantity, by repurchasing the Bonds, either on an exchange or off, or either through public tender offers or exchange offers. Any such transaction will not affect the due date for repayment of any Bonds still outstanding.

Early Redemption at the Company's Option. - The Company reserves the right to redeem the Bonds at any time in its sole discretion, at a price equal to the repayment price determined in such a way as to guarantee to the initial subscriber, at the date of redemption, after taking into consideration the coupons paid in previous years and the interest to be paid on account of the period running between the last Interest Payment Date and the date of redemption, a yield equivalent to what he would have obtained on repayment at maturity, *i.e.*, a yield of 4.35%, as long as less than 10% of the Bonds remain outstanding.

In such case, the Bondholders shall remain entitled to exercise their right to convert/exchange the Bonds for Shares in accordance with the provisions set forth in the paragraph hereinbelow entitled "Conversion and/or Exchange of the Bonds into Shares".

Publication of Information at the Time of Early Redemption or Redemption at Maturity. – Information relating to the number of Bonds redeemed, converted, or exchanged and to the number of Bonds still outstanding shall be provided each year to Euronext Paris S.A. [the Paris Stock Exchange] for publication and may be obtained from the PERNOD RICARD or the fiscal and paying agent.

If the Company decides to redeem the Bonds upon, or prior to, maturity, a notice to that effect will be published (if required by applicable French regulations at the time) in the *Journal Officiel*, in a financial paper having general distribution in France, and in a notice issued by Euronext Paris S.A., no later than one month prior to the redemption date.

Accelerated Redemption of the Bonds in Case of an Event of Default. – The representative of the Bondholders acting as a whole (*la masse des porteurs d'obligations*) may, following adoption of a resolution by a general meeting of the Bondholders, on simple written notice to the Company, with a copy to the centralizing agent, make the all of the Bonds immediately due and payable at the accelerated repayment price calculated in accordance with the paragraph entitled "Early Redemption at the Company's Option", plus accrued interest between the last interest payment date and the actual date of repayment, should any of the following events occur:

(a) default in payment by the Company on the due date thereof of interest due in respect of any Bond, which default is not remedied by the Company within 3 business days of such due date;

(b) breach by the Company of any other obligation relating to the Bonds, if such breach is not remedied within 30 days from receipt by the Company of written notice of such breach given by the representatives of the mass of the Bondholders;

(c) default in payment of one or more other debts in respect of borrowed money (*dettes d'emprunt*) or a guarantee in respect of borrowed money (*garantie d'emprunt*) of the Company or any Significant Subsidiary (as defined below) in a total amount of at least EUR 10 million, when due, or by the end of any applicable grace period, as the case may be;

(d) if an event giving rise to acceleration relating to any other indebtedness or guarantee of indebtedness of the Company or one of its Significant Subsidiaries (as defined below) should occur, leading to such indebtedness being declared immediately due and payable;

(e) in the event the Company should seek the appointment of a receiver (*conciliateur*), or enter into a composition with its principal creditors (*accord amiable*), or undergo bankruptcy liquidation (*liquidation judiciaire*), or make an assignment for benefit of its creditors (*cession totale de l'entreprise*), or any measure or proceeding having equivalent effect;

(f) in the event the Company's shares should no longer be admitted for trading on the First Market (*Premier Marché*) of the Paris Stock Exchange, or a regulated securities or similar exchange within the European Union

(g) the occurrence of any other circumstance having similar or equivalent effects to the foregoing under the law of any competent jurisdiction.

For purposes of the foregoing, the term "Significant Subsidiary" means a fully-consolidated company in which the Company, directly or indirectly, controls at least 50% of the voting rights and which (i) accounted for more than 10% of the Company's consolidated revenues during the last fiscal year, or (ii) accounted for more than 10% of the Company's consolidated net assets at the end of such fiscal year, or (iii) accounted for more than 10% of the Company's consolidated pre-tax income at the end of such fiscal year.

Gross Yield to Maturity. – 4.35% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity).

Term and Average Maturity of the Bonds. – 5 years and 322 days from the settlement date to the date of redemption at maturity (the average term is identical to the term of the Bonds in the absence of conversion and/or exchange and early redemption of the Bonds).

Subsequent Issues of Fungible Bonds. – If the Company subsequently issues new bonds having in all respects the same rights as the Bonds described in this Prospectus approved by the *Commission des Opérations de Bourse* n° 02-103 dated February 5, 2002, the Company may, without the consent of the Bondholders and provided that terms and conditions of all such bonds so permit, consolidate such issues with the Bonds, thereby treating such bonds as the same issue for the purposes of trading and servicing.

Rank. – The Bonds and the interest thereon constitute direct, general, and unconditional, unsubordinated, and unsecured obligations (*engagement chirographaires*) of PERNOD RICARD and rank equally among themselves and *pari passu* with all other unsecured and unsubordinated indebtedness and guarantees, present and future, of PERNOD RICARD.

Negative Pledge. – So long as the Bonds remain outstanding the Company will not grant any mortgage (*hypothèque*) in or to its present or future real property assets, nor make any pledge (*nantissement*) of its assets or revenues for the benefit of holders of other obligations without granting the same security interests and the same ranking to these Bonds. Such undertaking is given solely in relation to indebtedness with respect to bonds (*obligations*) of the Company and does not in any way affect the right of PERNOD RICARD to dispose otherwise of its assets, or grant any security interest in respect of such assets in any other circumstances.

Guarantee. – Payments of interest, principal, taxes, costs, and ancillary amounts and any other amounts due have not been guaranteed.

Representation of Bondholders. – In accordance with Article L.228-46 of the Code of Commerce, the Bondholders will be grouped together and treated as a group, or mass ("*Masse*"), which will have legal personality.

As provided in Article L.228-47 of the Code of Commerce, the following entity has been designated to act as the representative of the mass of the Bondholders:

Association de représentation des masses d'obligataires
Centre Jacques Ferronière
32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3
Represented by its President Mr. Alain Foulonneau,
residing at the same address.

The acting representative of the mass of the Bondholders will have the power, without restriction or reservation, to perform, on behalf of the mass of the Bondholders all actions of an administrative nature necessary to protect the interests of the Bondholders.

He will perform his duties until dissolution, resignation, removal by a General Meeting of the Bondholders, or the occurrence of a conflict of interest (*incompatabilité*). His appointment will terminate automatically and as a matter of right on the day of final repayment or general redemption, on an accelerated basis or otherwise, of the Bonds. His term shall be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representative is involved and the enforcement of any judgments entered or settlements made.

The compensation of the representative of the mass of the Bondholders, to be borne by the Company, will be EUR 500 per year; it will be payable on December 31st of each year from 2002 to 2007, inclusive, until there are no more Bonds outstanding.

PERNOD RICARD will pay the compensation of the representative of the mass of the Bondholders and will bear the costs of calling and holding general meetings of the Bondholders, of publishing any actions taken by them, as well as the fees related to the designation of the representative of the mass of the Bondholders, as provided under Article L.228-50 of the Code of Commerce, all administrative and management costs of the Mass of the Bondholders, and of the costs of general meetings of such mass.

In the event a general meeting of the Bondholders is called, such meetings will be held at the Company's registered office, or at such other place as is specified in the notice of the meeting.

Each Bondholder will have the right, during a period of 15 days prior to any General Meeting of the Bondholders, to examine and make copies of, or have an agent examine and make copies of, at the Company's registered or administrative headquarters office, or, as the case may be, at such other place as may be specified in the notice of meeting, the text of the resolutions proposed and any reports to be presented at the meeting.

Should future issues give bondholders identical rights to those of the Bonds, and if the terms and conditions of such future bonds so permit, the holders of all such bonds shall be grouped together to form a mass.

Tax Considerations. – Payments of interest and repayment of the Bonds may be subject to deduction of withholding taxes and such other taxes as the law imposes, or may impose on the holders thereof.

Listing and Trading of the Bonds. – An application has been made to list the Bonds on the First Market (*Premier Marché*) of Euronext Paris S.A. Their listing is scheduled for February 13, 2002, the settlement date, under the Sicovam Code number 18 828 (ISIN Code FR 0000188286).

No restrictions have been imposed by the terms and conditions of issuance on the free negotiability of the Bonds.

Paying Agent. – Société Générale will centralize the fiscal and paying agent services for the issue (for the payment of interest, repayment of matured Bonds, etc.).

Administrative services for the Bonds will also be provided by Société Générale.

Conversion and/or Exchange of Bonds for Shares

Nature of Conversion and/or Exchange Rights. – The Bondholders will have the right at any time from the settlement date of the Bonds until the seventh business day preceding the date set for repayment, to receive, at PERNOD RICARD's option, new and/or existing shares of the Company (hereinafter called the "Conversion/Exchange Right"), which will be fully paid-in, or paid by way of setoff against amounts owned under the Bonds, subject to the provisions set forth hereinbelow entitled "Treatment of Fractional Shares".

The Company may, at its option, deliver new, or existing shares.

Suspension of the Conversion/Exchange Right. – In the event of an increase in registered capital, or an issue of securities carrying the right to receive shares of the Company, a merger (*fusion*) or spin-off (*scission*), or any other financial transaction conferring preferential subscription rights, or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months, although this right will not affect the Conversion/Exchange Right of holders of Bonds called for redemption, nor the exercise period described in the paragraph entitled "Exercise Period and the Conversion/Exchange Ratio").

The Company's decision to suspend the Conversion/Exchange Right will be published in the *Bulletin d'annonces légales obligatoires*. Such notice will be published at least fifteen days before the date on which the suspension takes effect; it will set forth the effective date of the suspension and the date on which the suspension will end. This information will also be published in a notice issued by Euronext Paris S.A.

Period for Exercising the Conversion/Exchange Right. - Each Bondholder shall have the right to exercise its Conversion/Exchange Right at any time from February 13, 2002, until the seventh business day preceding the date set for repayment/redemption, at a rate of one PERNOD RICARD share per Bond (the "Conversion/Exchange Ratio"), subject to the paragraph entitled "Maintenance of Bondholders' Rights".

With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Ratio will expire at the end of the seventh business day prior to the redemption date.

Any Bondholder who has not exercised his/her/its Conversion/Exchange Right prior to such date will receive the redemption price, determined pursuant to the terms and conditions set forth in the paragraph entitled "Repayment at Maturity", or "Early Redemption at the Company's Option".

Exercise of the Conversion/Exchange Right. – To exercise their Conversion/Exchange Right, Bondholders should make their request to the intermediary with which their Bonds are registered (*inscrits en compte*). Société Générale will ensure co-ordination of such requests.

Any request for the exercise of the Conversion/Exchange Right received by Société Générale in its capacity as centralizing agent during a calendar month (an "Exercise Period") will take effect on the earlier of the following two dates (an "Exercise Date"):

(i) the last business day of such calendar month;

(ii) the seventh business day preceding the date set for repayment/redemption.

With respect to Bonds having the same Exercise Date, the Company shall be entitled, at its option, to choose between:

- conversion of the Bonds into new shares;
- exchange of the Bonds for existing shares;
- delivery of a combination of new and existing shares.

All Bondholders having the same Exercise Date will be treated equally and will have their Bonds converted/exchanged, as the case may be, in the same proportion, subject to any rounding adjustments.

Bondholders will receive shares on the seventh business day following the Exercise Date.

Rights of Bondholders to Payments of Interest on the Bonds and Dividends With Respect to Shares Delivered. – In the event of an exercise of the Conversion/Exchange Right, no interest will be payable to Bondholders in respect of the period from the last Interest Payment Date preceding the Exercise Date to the date on which the shares are delivered.

The rights attached to new shares issued as a result of a conversion of the Bonds are set forth in the paragraph entitled "New Shares Issued Pursuant to Conversion" hereinafter.

The rights attached to existing shares delivered as a result of an exchange of the Bonds are set forth in the paragraph entitled "Existing Shares Resulting from Exchange" hereinafter.

Maintenance of Bondholders' Rights. –

Issuer's Obligations – As provided under French law, PERNOD RICARD undertakes, for as long as any Bonds are outstanding, not to redeem its registered capital, nor alter the way it allocates its earnings. However, PERNOD RICARD may create non-voting preferred shares on the condition that it protect the rights of the Bondholders, as set forth hereinafter.

Capital Reductions Resulting from Losses.- In the event of a reduction of the registered capital resulting from losses, the rights of the Bondholders which opt to take shares will be reduced as a result, whether by way of reduction in the nominal [par] value or the number of shares, the rights of the Bondholders opting to receive shares shall be reduced accordingly, as if such Bondholders had been shareholders as of the date the Bonds were issued.

Financial Transactions. – As a result of the following transactions:

- issue of securities carrying quoted preferential subscription rights,
- capital increase by capitalization of reserves, earnings, share premiums (capital surplus), and distribution of bonus shares, or a stock split or reverse split,
- capitalization of reserves, earnings or share premiums (capital surplus) by increasing the nominal [par] value of the shares,
- distribution of reserves or premiums in cash or in portfolio securities,
- distribution to shareholders of any bonus financial instruments other than shares of the Company,
- take-over, merger, or spin-off,
- repurchase of its own shares at a price higher than the market price,
- distribution of an extraordinary dividend,

that the Company may carry out after the issue of the Bonds, the maintenance of the Bondholders' rights will be ensured through an adjustment of the Conversion/Exchange Ratio up to the maturity date, or early redemption date, in accordance with the provisions set forth below.

In the event of adjustments carried out in accordance with paragraphs 1 to 8 below, the new Conversion/Exchange ratio will be calculated to 3 decimal places by rounding to the nearest thousandth (with 0.0005 being rounded up). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded-up Conversion/Exchange Ratio. However, since the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional shares will be settled as set forth below (*see*, the paragraph entitled "Treatment of Fractional Shares").

1. In the event of financial transactions conferring listed preferential subscription rights, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right} + \text{the price of the subscription right}}{\text{Share price ex-subscription right}}$$

   For purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening trading prices quoted on Euronext Paris S.A. (or, in the absence of a listing on Euronext Paris S.A., on any other regulated or similar market on which the share and subscription right are both traded) for each trading day falling in the subscription period during which the shares ex-subscription right and the subscription right are simultaneously traded.

2. In the event of a capital increase by capitalization of reserves, earnings, or share premiums (capital surplus) and distribution of free shares, as well as a stock split or reverse split, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of shares existing after the transaction}}{\text{Number of shares existing before the transaction}}$$

3. In the event of a capital increase through capitalization of reserves, earnings, or share premiums (capital surplus) effected by increasing the nominal [par] value of the shares, the nominal [par] value of the shares which may be delivered to Bondholders exercising their Conversion/Exchange Right will be increased accordingly.

4. In the event of a distribution of reserves or premiums (capital surplus) in cash or portfolio securities, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share Price Before Distribution}}{\text{Share Price Before Distribution, less the Amount Distributed per Share, or the Value of the Securities Distributed in Relation to Each Share}}$$

   For purposes of applying this formula, the prices of the shares before the distribution will be determined on the basis of the average opening trading prices quoted on Euronext Paris S.A. (or, in the absence of quoted trading prices on Euronext Paris S.A., on any other regulated or similar market on which the shares are traded) of the shares during twenty consecutive trading days on which the shares are traded, chosen by the Company from among the forty trading days preceding

the date of the distribution. The price of the distributed shares shall be calculated as set forth above, if the shares are already traded on a regulated or similar exchange. If the shares are not traded on a regulated or similar exchange prior to the date of distribution, the price of the shares will be determined on the basis of the average of the opening trading prices during twenty consecutive trading days on which the shares are traded, chosen by the Company from among the forty trading days following the date of distribution, if the shares have only begun trading during the forty trading days following the distribution and, in other cases, by an independent expert having an international reputation chosen by the Company.

5. In the event of a free distribution of financial instrument(s) other than shares in the Company, the new Conversion/Exchange Ratio of shares will be determined as follows:

(a) if the right to free distribution of financial instrument(s) is traded on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-right} + \text{price of the right to receive securities}}{\text{Share price ex-right}}$$

For the purposes of applying this formula, the prices of the shares ex-right and of the right to receive securities will be determined on the basis of the average opening trading prices on Euronext Paris S.A. (or, in the absence of a trading price on Euronext Paris S.A., on any other regulated or similar exchange on which the share and the right are both traded) of the share and the right to the free distribution are both traded. If this calculation should result from fewer than five trades, it shall be validated or evaluated by an independent expert with an international reputation chosen by the Company.

(b) if the right to the free distribution is not listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex-right} + \text{the value of the financial instrument(s) attached to each share}}{\text{Price of the share ex-right}}$$

For purposes of calculating this formula, the prices of the shares ex-right and of the financial instrument(s) attached to each share, if the latter are traded on a regulated or similar market, will be determined on the basis of the average of the opening prices quoted on ten consecutive trading days following the date of distribution of such financial instrument(s) during which the shares and the allotted financial instrument(s) are simultaneously traded. If the financial instrument(s) is (are) not traded on a regular or similar market, their value will be determined by an independent expert of international reputation chosen by the Company.

6. If the Company is taken over by another company (*absorption*), or is merged into or with one or more other companies to form a new company, or is spun-off (*scission*), the Bonds will be convertible and/or exchangeable into shares of the acquiring, or new, company, or the beneficiary companies of a spin-off.

The new Conversion/Exchange Ratio of shares will be determined by adjusting the Conversion/Exchange Ratio in effect prior to the relevant transaction by reference to the ratio of exchange of shares of the issuing Company against the shares in the acquiring or new company or the beneficiary companies of a spin-off. These companies will be substituted for the issuer for purposes of the above provisions, in order to preserve the rights of the Bondholders, where applicable, in the case of financial transactions or transactions in securities and, in general, to ensure that the legal, regulatory and contractual rights of the Bondholders are respected.

7. In the event of a repurchase by the Company of its own shares at a price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect by the following ratio, calculated to the nearest hundredth of a share:

$$\frac{\text{Share price} + \text{Pc} \times (\text{Repurchase price} - \text{Share price})}{\text{Share Price}}$$

For the purpose of such calculation:

"share price" shall mean the average of at least ten consecutive trading prices chosen from among the twenty days preceding the repurchase (or the option to repurchase).
"Pc%" shall mean the percentage of outstanding shares repurchased.
"Repurchase price" shall mean the actual price at which the shares are bought back (by definition this price will be greater than the market price).

8. Distribution of Extraordinary Dividends

If the Company should pay out an extraordinary dividend (as defined below), the new Conversion/Exchange Rate of shares will be calculated as set forth below.

For purposes of this paragraph 8, the term "extraordinary dividend" shall mean any dividend paid in cash or in kind to shareholders, where the total amount of such dividend (before withholding tax and without taking tax credit (*avoir fiscal*) into account) (the "Relevant Dividend") and of all other cash dividends, or dividends in kind paid to the shareholders during the same fiscal year of the Company ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 5%.

As used in the foregoing paragraph, the term "Ratio of Distributed Dividends" means the sum of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalization the day preceding the corresponding distribution date; the market capitalization used to calculate each of such ratios to be equal to the product obtained by multiplying (x) the closing price of the share on the Paris stock exchange on the day preceding the distribution date of the Relevant Dividend, or each of the Previous Dividends by (y) the respective number of shares existing on each of such dates. Any dividend or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio of the shares under paragraphs 1 to 7 above shall not be taken into account for application of this provision. The formula to calculate the new Conversion/Exchange Ratio of the share in the event of payment of an Extraordinary Dividend shall be as follows:

$\text{NRAA} = \text{RAA} \times (1 + \text{RDD} - 3\%)$,
Where:

- NRAA means the new Conversion/Exchange Ratio of the shares;
- RAA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the Ratio of Distributed Dividends as defined above.

Any dividend (reduced, if necessary, by a fraction of the dividend needed to calculate the new Conversion/Exchange Ratio for the shares in accordance with paragraphs 1 to 7 above) declared and paid between the date of payment of a Relevant Dividend and the end of the same fiscal year of the Company will lead to an adjustment using the following formula:

NRAA = RAA x (1 + RDD),

Where:

- NRAA means the new Conversion/Exchange Ratio of the shares;
- RAA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the ratio obtained by dividing (i) the amount of the additional dividend (net of any fraction of the dividend which gives rise to the adjustment of the Conversion/Exchange Ratio in accordance with paragraphs 1 to 7 above) without taking into account any possible tax credits relating to it, by (ii) Pernod Ricard's market capitalization which is equal to the product obtained by multiplying (x) the closing price of the Company' shares on Euronext Paris S.A. the day before the distribution of the additional dividend by (y) the number of shares existing for the Company on that day.

In the event the Company carries out transactions in respect of which an adjustment under paragraphs 1 to 8 above has not been carried out, and where later French law or regulations would require an adjustment, the Company will carry out such an adjustment in accordance with applicable laws and regulations and relevant market practice in effect in France at such time.

The Board of Directors shall report on the components of the calculation and on the results of any adjustment in the annual report following such adjustment.

Publication of Information Relating to Adjustments.- In the event of an adjustment, the Bondholders will be notified of the new Conversion/Exchange Ratio by a notice published in the *Bulletin des annonces legales obligatoires*, in a financial newspaper having general distribution in France, and in a financial newspaper distributed internationally, and in a notice issued by Euronext Paris S.A.

Treatment of Fractional Shares. – Any Bondholder exercising the Conversion/Exchange Right under the Bonds can receive a number of PERNOD RICARD shares calculated by multiplying the total number of Bonds presented by the relevant Conversion/Exchange Ratio in effect on such day.

If the number of shares thus calculated is not a whole number, the Bondholder may request delivery of:

- either the nearest whole number of shares rounded down to the immediately lower number, in which case the Bondholder will receive a cash payment equal to the value of such fractional share calculated on the basis of the opening trading price quoted on Euronext Paris S.A. on the last trading day of the Exercise Period during which PERNOD RICARD shares were traded;

- or the nearest whole number of shares rounded up to the immediately higher number, in which case the Bondholder will pay to the Company an amount equal to the value of the additional fraction of the share requested, calculated on the basis set out in the preceding paragraph.

Notice to the Bondholders. – In the event of a transaction carrying preferential subscription rights for its existing shares, the Bondholders will be notified prior to the commencement of such transaction by a notice published in the *Bulletin d'annonces légales obligatoires*, in a financial newspaper having general distribution in France, and by a notice issued by Euronext Paris S.A.

Shares Delivered on Exercise of the Conversion/Exchange Right

Rights Attached to New Shares Issued Upon Conversion/Exchange. – Shares issued upon conversion of the Bonds shall be subject to all provisions of the Company's Articles of Association (*Statuts*) and will carry full dividend rights as of the first day of the fiscal year in which the Exercise Date occurred. Such shares will entitle holders, in respect of such fiscal year and the following fiscal

years, to the same dividend (on the basis of the same nominal [par] value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding fiscal year, or if none was distributed, following the annual general meeting called to approve the accounts of that fiscal year.

Rights Attached to Existing Shares Resulting from the Exchange. – Shares delivered upon exchange of the Bonds shall be issued and existing ordinary shares having for their holders, from the date of delivery, all the rights attached to ordinary shares, provided that, in each case where the shares go ex-dividend between the Exercise Date and the delivery date, Bondholders will not be entitled to such dividend, nor to a right to any compensation therefor.

Negotiability of the Shares. – No provision of the articles of association limits the negotiability of the shares.

Nature and Form of the Shares. – The shares will be in either registered or bearer form, at the option of the shareholder.

The shares, regardless of their form, will be required to be registered in an account (*inscrites en comptes*) maintained by the Company, or its agent, or by an authorized intermediary. The rights of each holder will be represented by an entry of its name in an account maintained by Société Générale, in the case of fully registered shares, and by an intermediary of the holder's choice, in the case of administered registered shares and bearer shares.

Listing of Allotted Shares. – Application will be made to list the new shares issued as a result of conversion periodically on the *Premier Marché* of Euronext Paris S.A. Existing shares that have been exchanged shall be immediately tradable on the exchange.

Assimilation of New Shares. – PERNOD RICARD shares are listed for trading on the *Premier Marché* of Euronext Paris S.A.

Application will be made to list the new shares issued as a result of conversion of the Bonds for trading on the *Premier Marché* of Euronext Paris S.A. as of the date on which they carry full dividend rights, either directly on the same line with existing shares, or, initially, on another line.

Prospectus. – A Final Prospectus, consisting of a reference document, registered on April 17, 2001, under number R. 01-115, by the *Commission des Opérations de Bourse*, a Preliminary Information Memorandum approved by the *Commission des Opérations de Bourse* number 02-092, dated February 5, 2002, and a Final Information Memorandum approved by the *Commission des Opérations de Bourse* number 02-103, dated February 5, 2002, is available to the public through the institutions responsible for the offering as well as at PERNOD RICARD's registered office, 142 boulevard Haussmann, 75008 Paris.

Warning. – The *Commission des Opérations de Bourse* wishes to draw the attention of the investing public to the particular characteristics of the financial securities described in this Final Prospectus. Regulated by Articles L. 228-91 *et seq.* of the Code of Commerce (formerly Articles 339-1 *et seq.* of the Law n° 66-537 of July 24, 1966), they do not have certain characteristics of convertible and exchangeable bonds. Among other things, in the event of repayment or redemption, either normal or anticipated, the Bondholders who wish to exercise their right to receive shares will only have the time period between the date of the notice announcing the repayment/redemption (which must be published at least one month prior to the date of repayment/redemption) and the 7th business day preceding the effective date of repayment/redemption in which to exercise their right to receive shares.

Balance Sheet. – The corporate and consolidated financial statements as of December 31, 2000, have been published in the *Bulletin d'annonces légales obligatoires*, dated April 18, 2001, at pages 5222 to

5234. The six month corporate and consolidated financial statements as of June 30, 2001, were published in the *Bulletin d'annonces légales obligatoires*, dated October 8, 2001, at pages 20,157 to 20,160. The quarterly corporate and consolidated sales revenue figures as of September 30, 2001, were published in the *Bulletin d'annonces légales obligatoires*, dated November 12, 2001, at page 22,947.

Purpose of this Publication. – This publication is being made for the purpose of:
- the issue and admission to trading on the *Premier Marché* of Euronext Paris S.A. of the Bonds hereinabove described;
- the issue and admission to trading on the *Premier Marché* of Euronext Paris S.A. of the new shares to be issued in connection with the conversion of the Bonds.

Pernod Ricard

The Chairman of the Board of Directors

PATRICK RICARD,

who elects domicile at the registered office,

142 boulevard Haussmann, 75008 Paris.

Recent Developments

Acquisition of a Part of the Wines and Spirits Division of Seagram. – On December 21, 2001, after obtaining the required approvals from the European, Canadian, and American competition authorities, PERNOD RICARD and Diageo entered into an agreement with Vivendi Universal for the joint acquisition of the Wine and Spirits Division of Seagram for USD 8.15 billion. Under the terms of this Agreement PERNOD RICARD will contribute USD 3.2 billion to this acquisition, or 39.1% of the total price.

This acquisition will be entirely financed by committed borrowing facilities syndicated in February 2001 to a banking pool. The funds were drawn down on December 21, 2001, and are structured as follows:

- senior debt in a maximum amount of EUR 3.5 billion (this amount also includes PERNOD RICARD's initial debt), maturing in 5 years, consisting of dollars (43%), euros (49%), and Yen (8%). Interest is indexed to the Euribor, Libor dollar, or Libor Yen rates;

- a bridge loan for the sale of assets of EUR 1 billion maturing in one year, renewable for an additional year in the amount of EUR 300 million, indexed to the Euribor, Libor dollar, or Libor Yen rates. As of December 31, 2001, following sales of assets during 2001, the amount outstanding under this bridge loan was only EUR 387 million;

- issuance of bonds convertible and/or exchangeable for new or existing shares maturing on January 1, 2008, in an amount of approximately EUR 500 million.

This financing structure will also make it possible for PERNOD RICARD to refinance the group's debt, to pay expenses related to the acquisition, and provide sufficient margin to finance additional working capital needs related to the acquisition.

Reorganization Around Wine and Spirits Business. – In addition, PERNOD RICARD, during fiscal year 2001, carried out a reorganization of its business to refocus on its core wine and spirits business. This strategy led to the sale, on October 31, 2001, of Orangina Pampryl and Yoo-Hoo to Cadbury Schweppes for EUR 700 million and to the announcement of an imminent agreement for the sale of Sias-MPA, on January 11, 2002, to Butler Capital Partner (the amount of the transaction, for the entire Sias-MPA group, including debts and minority interests, amounting to EUR 170 million (excluding additions to the price)). The sale of the CSR cider business and of BWG, PERNOD RICARD's wholesale distribution subsidiary in Ireland and Great Britain, are currently being negotiated.

Significance for PERNOD RICARD of the Acquisition of the Seagram Wines and Spirits Division. – The acquisition of a portion of Seagram's product line represents an exceptional opportunity for PERNOD RICARD:

This acquisition will transform PERNOD RICARD into a truly global player and make it possible to step from the fifth to the third position in the wines and spirits industry in terms of volume sold.

This acquisition is also an integral part of PERNOD RICARD's strategy of maintaining a balanced mix of international and strong local brands. This balance makes it possible to even out the impact of cyclical economic downturns and matches market characteristics as well as consumer purchase patterns.

This acquisition will create important synergies by leveraging PERNOD RICARD's distribution network. While volumes will grow by 55%, the sales force will increase by only 15%.

The opportunity to acquire prestigious brands such as *Chivas Regal*®, *Seagram's Gin*®, and *Martell*® is extremely rare in the spirits industry. These brands will significantly strengthen PERNOD RICARD's existing product line.

The substantial investment in *Chivas*, *Martell*, and *Seagram's Gin* during the past two years, the growing popularity of premium Scotch Whiskey and Cognac (particularly in the United States), and the recovery of economic conditions in many of the important markets for the acquired Seagram brands should provide the Company with significant sales growth opportunities.

Presentation of PERNOD RICARD'S New Structure. – Total volumes of the Seagram brands acquired by PERNOD RICARD amounted to 16.6 million cases between June 2000 and June 2001 (Seagram's fiscal year), as compared to 14.5 million cases between June 1999 and June 2000.

Principal Brands Acquired By PERNOD RICARD

Brands	**Type**	**Main Geographic Areas**	**Changes in Sales Volumes**	
			July 2000-June 2001 vs. July 1999-June 2000	**December 2000-November 2001 vs. December 1999-November 2000**
Chivas Regal	Scotch	International	+12%	+2%
Martell	Cognac	International	+4%	-2%
Seagram's Gin	Gin	North America	-4%	-4%

The sales volumes for PERNOD RICARD's new structure for fiscal year 2001 is estimated at 46 million cases of 9 liters (*), divided as follows:
- France: 23%; Europe Africa (excluding France): 38%; the Americas: 27%; Asia: 12%.

- Whiskeys: 32%; White liqueurs: 18%; Anis: 21%; Rum: 8%; Bitters: 4%; Cognac: 4%; Others: 13%.
(*) of which 1 million cases were sold in "ready-to-drink" form (producing 9.5 million "ready-to-drink" cases).

Profitability of Acquired Business
- Sales:

Billions of euros	2000	2001*	Change
PERNOD RICARD Spirits and Wines**	1.8	1.9	+9%
Acquired Seagram Brands**	1.2 ****	1.3 *****	+12.6%
Total	**3.0**	**3.3**	**+11.0%**

* Estimated.
** The information for PERNOD RICARD Spirits and Wine reflects information for 12 months between 1st January and 31 December (period corresponding to PERNOD RICARD's fiscal year)
*** The information for acquired Seagram brands reflects information for 12 months between 1st July and 30 June (period corresponding to Seagram's fiscal year)
**** Exchange rate used 1 EUR = 0.9240 USD.
***** Exchange rate used 1 EUR = 0.8960 USD.

- General Overhead and Marketing Expense: General overhead and marketing expense required for the integration of the acquired brands was revalued on the basis of comparable structure at approximately EUR 125 million, as compared to EUR 95 million in the initial proposal, to which should be added EUR 15 million related to new operations (*Don Julio*® and *Olmea*® tequillas, Seagram's coolers, acquisitions of local brands, especially in South America).
- Percentage of Operating Profit: The operating profit margin of PERNOD RICARD wine and spirits business after integration of the spirits and wine business acquired from Seagram was valued at 21.5% of sales (or EUR 635 million, on the basis of 2000 sales). This operating profit margin was 17.2% for the PERNOD RICARD wine and spirits business before integration and 28.0% with the acquired business, after additional structural costs. The June 30, 2001, data provided by Seagram's spirits and wines business's management confirmed this trend, with a slight progression of such ratio.

PERNOD RICARD's acquisition of a part of the Seagram brands, consequently, will significantly improve the group's profitability.

Future Prospects. – PERNOD RICARD's objectives, assuming completion of the sale of the non-strategic assets acquired from Seagram and the refocussing on its core wine and spirits business after sale of BWG and the CSR's cider business, are to achieve 2003 sales of EUR 3.7 billion and an EBIT/sales ratio of 21.5%.

In addition, PERNOD RICARD expects a rapid paydown of debt to maintain its medium term financial maneuvering room for other transactions and to keep its "investment grade" rating, and has a senior debt/EBITDA ratio target for 2003 of 3.4.

VALEURS FRANÇAISES

BONS, OBLIGATIONS ET AUTRES TITRES

PERNOD RICARD

Société anonyme de droit français au capital de 174 798 646 €.
Siège social : 142, boulevard Haussmann, 75008 Paris.
582 041 943 R.C.S. Paris (58-B 4194).

Objet social. — La société a pour objet, directement ou indirectement :
La fabrication, l'achat et la vente de tous vins, spiritueux et liqueurs, ainsi que l'alcool et tous produits et denrées d'alimentation, l'utilisation, la transformation et le commerce sous toutes ses formes des produits finis ou mi-finis, sous-produits, succédanés provenant des opérations principales effectuées dans les distilleries ou autres établissements industriels de même nature. Les opérations qui précèdent pouvant être faites en gros, demi-gros ou détail et en tous lieux, en France ou hors de France.

Le dépôt, l'achat, la vente, rentrant dans l'énumération qui précède.

La représentation de toutes maisons françaises ou étrangères produisant, fabriquant ou vendant des produits de même nature.

La participation dans toutes les affaires ou opérations quelconques, pouvant se rattacher à l'industrie et au commerce de mêmes produits, et ce, sous quelque forme que ce soit, création de sociétés nouvelles, apports, souscriptions, achats de titres ou droits sociaux, etc.

La prise d'intérêts dans toutes sociétés industrielles, commerciales, agricoles, immobilières, financières ou autres, constituées ou à constituer, françaises ou étrangères.

L'acquisition, l'aliénation, l'échange et toutes opérations portant sur des actions, parts sociales ou parts d'intérêts, certificats d'investissement, obligations convertibles ou échangeables, bons de souscription d'actions et généralement sur toutes valeurs mobilières ou droits mobiliers quelconques. Toutes opérations de caractère agricole, cultures générales, arboriculture, élevage, viticulture, etc. Toutes opérations connexes ou dérivées de nature agricole ou industrielle s'y rapportant.

Et généralement, toutes opérations industrielles, commerciales, financières, mobilières et immobilières se rapportant directement ou indirectement aux objets ci-dessus ou pouvant en favoriser le développement.

Durée. — La société a été créée le 13 juillet 1939 pour une durée de 99 années. Elle expirera le 13 juillet 2038, sauf dissolution anticipée ou prorogation.

Capital social. — Le capital social est fixé à la somme de 174 798 646 € divisé en 56 386 660 actions sans valeur nominale. Les actions sont entièrement souscrites et intégralement libérées.

Obligations convertibles en circulation. — Néant.

Obligations en circulation ou garanties par la société. — La société a émis en 1996 un emprunt obligataire zéro coupon de 400 000 000 F (environ 61 000 000 €) de maturité 6 ans et indexé sur l'évolution du cours de l'action de la société. Les intérêts payés à l'échéance seront au maximum égal à 120 % du montant emprunté, soit un taux d'intérêt annuel de 14 % environ. PR Finance SA, filiale à 100 % de la société a swapé ces intérêts contre un taux Euribor 3 mois.

Emission et admission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes Pernod Ricard.

Autorisation de l'assemblée générale. — L'assemblée générale mixte des actionnaires du 3 mai 2001, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes et conformément aux dispositions du Code de commerce et notamment son article L. 225-129-III, a, dans la troisième résolution de l'assemblée à caractère extraordinaire :

— délégué au conseil d'administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par émission soit en euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la société que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ;

— fixé à vingt-six mois la durée de validité de la présente délégation, décomptée à compter du jour de l'assemblée du 3 mai 2001 ;

— décidé de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le conseil d'administration de la délégation de pouvoirs (étant observé que sur ces plafonds s'imputent également les montants éventuellement émis dans le cadre de la deuxième résolution relative aux émissions avec maintien du droit préférentiel de souscription) :

- le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de 872 266 800 F ou 132 976 216,43 € et ne pourra par conséquent porter le capital à un montant supérieur à 2 000 000 000 F ou 304 898 034,47 €. Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions ;
- le montant nominal maximal des valeurs mobilières représentatives de créances sur la société susceptibles d'être émises ne pourra dépasser le plafond de 1,5 milliard d'euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies ;

— décidé de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la résolution, en laissant toutefois au conseil d'administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible ; étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public ;

— constaté et décidé, en tant que de besoin, que la présente délégation emporte, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit ;

— décidé que la somme revenant, ou devant revenir, à la société pour chacune des actions émises dans le cadre de la présente délégation de pouvoirs, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action constatés pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

— décidé que le conseil d'administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation du capital, en constater la réalisation et procéder à la modification corrélative des statuts, et le cas échéant déléguer lui-même au président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le conseil d'administration peut préalablement fixer.

Décisions du conseil d'administration et du président du conseil d'administration. — En vertu de l'autorisation qui lui a été conférée par l'assemblée générale mixte des actionnaires de la société réunie le 3 mai 2001, et notamment sa troisième résolution (partie de l'assemblée à caractère extraordinaire), le conseil d'administration a, dans sa séance du 18 juillet 2001, délégué à son président le soin de mettre en œuvre ou de surseoir jusqu'au 31 décembre 2001 l'émission sans droit préférentiel de souscription des actionnaires, d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, dans la limite d'un montant nominal de l'emprunt de 500 millions d'euros et d'un montant nominal de l'augmentation de capital résultant de la conversion des obligations de 132 976 216,43 €. Le conseil d'administration, dans sa séance du 18 décembre 2001, a décidé de renouveler la subdélégation donnée à son président jusqu'au 31 mai 2002.

Conformément à la délégation qui lui a été consentie par le conseil d'administration, le président a décidé le 4 février 2002 et le 5 février 2002 de fixer les caractéristiques de l'emprunt comme suit.

Nota : Le terme « obligation » signifie obligation à option de conversion et/ou d'échange en actions nouvelles ou existantes sauf lorsque le contexte implique une signification différente.

Nombre et valeur nominale des obligations, produit de l'émission. — L'emprunt Pernod Ricard 2,5 % février 2002/janvier 2008 d'un montant nominal total de 425 000 041 € est représenté par 3 971 963 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, d'une valeur nominale unitaire de 107 €. La société a consenti aux chefs de file teneurs de livre, aux seules fins de couvrir d'éventuelles sur-allocations, une option qui, si elle était exercée, conduirait la société à augmenter le montant nominal de l'emprunt d'au maximum 15 % (option de sur-allocation), pour le porter à 488 749 999 €, représenté par 4 567 757 obligations d'une valeur nominale unitaire de 107 €.

Placement : Les obligations qui font l'objet d'un placement global seront offertes :

— en France, auprès d'investisseurs personnes morales ou physiques ;
— hors de France, des Etats-Unis d'Amérique, du Canada et du Japon conformément aux règles propres à chaque pays où s'effectue le placement.
Il n'existe aucune tranche spécifique destinée à un marché particulier.

Restrictions de placement. — La diffusion du prospectus ou la vente des obligations peut, dans certains pays, faire l'objet d'une réglementation spécifique. Les personnes en possession du prospectus doivent s'informer des éventuelles restrictions locales et s'y conformer.

Droit préférentiel de souscription, délai de priorité. — Les actionnaires ont supprimé expressément leur droit préférentiel de souscription aux obligations lors de l'assemblée générale du 3 mai 2001. Cette décision emporte renonciation expresse des actionnaires au droit préférentiel de souscription aux actions nouvelles émises sur conversion des obligations. Il n'est pas prévu de délai de priorité.

Souscription du public. — Le placement sera effectué du 5 février 2002 jusqu'au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques restera ouverte du 6 février 2002 jusqu'au 8 février 2002 inclus.

Organismes financiers chargés du placement. — Les ordres de souscription devront être déposés auprès de J.P. Morgan Securities Ltd. ou de la Société générale, en qualité de chefs de file teneurs de livre associés ou de Crédit Agricole Indosuez Lazard Capital Markets, garant, qui assurent le placement.

Nature, forme et délivrance des obligations. — Les obligations qui seront émises par Pernod Ricard ne constituent ni des obligations convertibles en actions au sens des articles L. 225-161 et suivants du Code de commerce ni des obligations échangeables contre des actions au sens des articles L. 225-168 et suivants dudit Code, mais des valeurs mobilières donnant droit à l'attribution de titres représentant une quotité du capital au sens des articles L. 228-91 et suivants du Code de commerce.
Les obligations seront émises dans le cadre de la législation française.
Les obligations pourront revêtir la forme nominative ou au porteur, au choix des détenteurs. Elles seront obligatoirement inscrites en comptes tenus selon les cas par :
— la Société générale mandatée par la société Pernod Ricard pour les titres nominatifs purs ;
— un intermédiaire financier habilité et la Société générale mandatée par la société Pernod Ricard pour les titres nominatifs administrés ;
— un intermédiaire financier habilité pour les titres au porteur.
Les opérations de règlement-livraison de l'émission se traiteront dans le système Relit-Slab de règlement-livraison de Euroclear France (Code Sicovam 18828).
L'ensemble des obligations composant l'émission seront admises aux opérations de Euroclear France, qui assurera la compensation des titres entre teneurs de comptes. Les obligations seront également admises aux opérations d'Euroclear Bank S.A./N.V. et de Clearstream Banking, société anonyme.
Il est prévu que les obligations soient inscrites en compte et négociables à compter du 13 février 2002.

Prix d'émission. — Les obligations seront émises au pair, soit 107 € par obligation, payable en une seule fois à la date de règlement.

Date de jouissance et de règlement. — 13 février 2002.

Intérêt annuel. — Les obligations rapporteront un intérêt annuel de 2,5 % du nominal, soit 2,675 € par obligation, payable à terme échu le 1er janvier de chaque année et pour la première fois le 1er janvier 2003 (chacune de ces dates étant désignée « Date de paiement d'intérêt »). Pour la période courant du 13 février 2002 au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt de 2,35986 € par obligation.
Tout montant d'intérêt afférent à une période d'intérêt inférieure à une année entière sera calculé sur la base du produit (i) du taux d'intérêt annuel ci-dessus et (ii) du rapport entre (a) le nombre de jours couru depuis la précédente date de paiement d'intérêt (ou le cas échéant, s'il n'en existe pas, depuis la date de règlement des obligations) et (b) 365 ou 366 selon le nombre de jours calendaires exacts compris entre la prochaine date de paiement d'intérêt et la même date de l'année précédente.
Les intérêts cesseront de courir à compter de la date de remboursement des obligations.
Les intérêts seront prescrits dans un délai de cinq ans à compter de la date d'échéance du paiement.

Amortissement normal. — Les obligations seront amorties en totalité le 1er janvier 2008 par remboursement au prix de 119,95 € par obligation, soit environ 112,10 % de la valeur nominale des obligations.
Le capital sera prescrit dans un délai de trente ans à compter de leur date d'exigibilité.

Amortissement anticipé par rachats ou offres publiques. — La société se réserve le droit de procéder à tout moment, sans limitation de prix ni de quantité, à l'amortissement anticipé des obligations, soit par des rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange. Ces opérations sont sans incidence sur le calendrier nomal de l'amortissement des titres restant en circulation.

Amortissement anticipé par remboursement. — La société pourra, à son seul gré, rembourser à tout moment à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière date de paiement d'intérêt et la date de remboursement effective, un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 4,35 %, la totalité des obligations restant en circulation, si leur nombre est inférieur à 10 % du nombre des obligations émises.
Dans ce cas les porteurs d'obligations conserveront la faculté d'exercer leur droit à l'attribution d'actions conformément aux modalités fixées au paragraphe ci-dessous « Conversion et/ou échange des obligations en actions ».

Information du public à l'occasion du remboursement normal ou d'un remboursement anticipé. — L'information relative au nombre d'obligations rachetées, converties ou échangées et au nombre d'obligations en circulation sera transmise annuellement à Euronext Paris S.A. pour l'information du public et pourra être obtenue auprès de la société Pernod Ricard ou de l'établissement chargé du service des titres.
La décision de la société de procéder au remboursement normal ou anticipé fera l'objet, au plus tard un mois avant la date de remboursement, d'un avis publié au journal officiel (pour autant que la réglementation en vigueur l'impose), d'un avis financier publié dans un journal financier de diffusion et d'un avis d'Euronext Paris S.A.

Exigibilité anticipée des obligations en cas de défaut. — Le représentant de la masse des porteurs d'obligations pourra, sur décision de l'assemblée générale des porteurs d'obligations, par notification écrite adressée à la société, avec une copie à l'établissement centralisateur, rendre exigible la totalité des obligations au prix de remboursement anticipé calculé conformément au paragraphe « Amortissement anticipé par remboursement » majoré de l'intérêt à payer au titre de la période courant entre la dernière date de paiement d'intérêt et la date de remboursement effective, dans les hypothèses suivantes :
(a) En cas de défaut de paiement par la société à sa date d'exigibilité, des intérêts dus au titre de toute obligation s'il n'est pas remédié à ce défaut par la société dans un délai de 3 jours ouvrés à compter de cette date d'exigibilité ;
(b) En cas d'inexécution par la société de toute autre stipulation relative aux obligations s'il n'est pas remédié à cette inexécution dans un délai de 10 jours ouvrés à compter de la réception par la société de la notification écrite dudit manquement donnée par le représentant de la masse des porteurs d'obligations ;
(c) En cas de défaut de paiement d'une ou plusieurs autres dettes d'emprunt ou de garantie d'emprunt de la société ou de l'une de ses filiales importantes (telles que définies ci-dessous), pour un montant total au moins égal à 10 millions d'euros, à leur échéance ou, le cas échéant, à l'expiration de tout délai de grâce applicable ;
(d) Dans le cas où un cas d'exigibilité anticipée relatif à un autre emprunt de la société ou de l'une de ses filiales importantes (telles que définies ci-dessous) se serait produit et où ledit emprunt aurait en conséquence été déclaré exigible de façon anticipée ;
(e) Au cas où la société ou l'une de ses filiales importantes solliciterait la nomination d'un conciliateur, conclurait un accord amiable avec ses principaux créanciers, ferait l'objet d'une liquidation judiciaire ou d'une cession totale de son entreprise ou de toute autre mesure ou procédure équivalente ;
(f) Au cas où les actions de la société ne seraient plus admises aux négociations sur la Bourse de Paris ou sur un marché réglementé ou assimilé au sein de l'Union européenne ;
(g) Dans toute autre circonstance ayant, en vertu de la loi ou de toute autre juridiction compétente, des effets analogues ou équivalents à ceux des circonstances susvisées.
Aux fins des stipulations qui précèdent, une « filiale importante » signifie une société consolidée par intégration globale dont la société détient, directement ou indirectement, au moins 50 % des droits de vote et qui (i) représentait plus de 10 % du chiffre d'affaires consolidé de la société au cours du dernier exercice social, ou (ii) représentait plus de 10 % des actifs consolidés de la société à la clôture de cet exercice social, ou (iii) représentait plus de 10 % du résultat consolidé avant impôt de la société au cours du dernier exercice social.

Taux de rendement actuariel brut. — 4,35 % à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).

Durée et vie moyenne. — 5 ans et 322 jours de la date de règlement à la date de remboursement normal (la vie moyenne est identique à la durée de l'emprunt en l'absence de conversion et/ou d'échange et en l'absence d'amortissement anticipé).

Assimilations ultérieures. — Au cas où la société émettrait ultérieurement de nouvelles obligations jouissant à tous égards de droits identiques à ceux des obligations objet du prospectus ayant reçu le visa de la Commission des opérations de bourse nº 02-103 en date du 5 février 2002, elle pourra, sans requérir le consentement des porteurs des obligations et à condition que les contrats d'émission le prévoient, procéder à l'assimilation de l'ensemble des obligations des émissions successives unifiant ainsi l'ensemble des opérations relatives à leur service financier et à leur négociation.

Rang de créance. — Les obligations et leurs intérêts constituent des engagements chirographaires directs, généraux, inconditionnels, non subordonnés et non assortis de sûretés de Pernod Ricard, venant au même rang entre eux et au même rang que toutes les autres dettes et garanties chirographaires, présentes ou futures de Pernod Ricard.

Maintien de l'emprunt à son rang. — La société s'engage jusqu'au remboursement effectif de la totalité des obligations, à ne pas conférer d'hypothèque sur les biens et droits immobiliers qu'elle peut ou pourra posséder, ni à constituer de nantissement ou autre sûreté réelle sur ses actifs ou revenus au bénéfice des titulaires d'autres obligations sans consentir au préalable ou concomitamment les mêmes garanties et le même rang aux présentes obliga-

tions. Cet engagement se rapporte exclusivement aux sûretés consenties au bénéfice des titulaires d'autres obligations de la société et n'affecte en rien la liberté de Pernod Ricard de disposer de la propriété de ses biens ou de conférer toute sûreté sur lesdits biens en toutes autres circonstances.

Garantie. — Le service de l'emprunt en intérêts, amortissements, impôts, frais et accessoires ne fait l'objet d'aucune garantie particulière.

Représentation des porteurs d'obligations. — Conformément à l'article L. 228-46 du Code de commerce, les obligataires sont regroupés en une masse jouissant de la personnalité civile.

En application de l'article L. 228-47 dudit code, est désigné représentant de la masse des obligataires :

— Association de représentation des masses d'obligataires, Centre Jacques Ferronnière, 32, rue du Champ de Tir, B.P. 81236, 44312 Nantes Cedex 3, représentée par son président M. Alain Foulonneau, domicilié à la même adresse.

Le représentant titulaire de la masse aura sans restriction ni réserve le pouvoir d'accomplir au nom de la masse tous les actes de gestion pour la défense des intérêts communs des obligataires.

Il exercera ses fonctions jusqu'à sa dissolution, sa démission, sa révocation par l'assemblée générale des obligataires ou la survenance d'une incompatibilité. Son mandat cessera de plein droit le jour du dernier amortissement ou du remboursement général, anticipé ou non, des obligations. Ce terme est, le cas échéant, prorogé de plein droit, jusqu'à la solution définitive des procès en cours dans lesquels le représentant serait engagé et à l'exécution des décisions ou transactions intervenues.

La rémunération du représentant de la masse, prise en charge par la société, est de 500 € par an ; elle sera payable le 31 décembre de chacune des années 2002 à 2007 incluses, tant qu'il existera des obligations en circulation à cette date.

Pernod Ricard prend à sa charge la rémunération du représentant de la masse et les frais de convocation, de tenue des assemblées générales des obligataires, de publicité de leurs décisions ainsi que les frais liés à la désignation éventuelle du représentant de la masse au titre de l'article L. 228-50 du Code de commerce, tous les frais d'administration et de fonctionnement de la masse des obligataires, ainsi que les frais d'assemblée de cette masse.

En cas de convocation de l'assemblée des obligataires, ces derniers seront réunis au siège social de la société ou en tout autre lieu fixé dans les avis de convocation.

L'obligataire a le droit, pendant le délai de 15 jours qui précède la réunion de l'assemblée générale de la masse, de prendre par lui-même ou par mandataire, au siège de la société, au lieu de la direction administrative ou, le cas échéant, en tout autre lieu fixé par la convocation, connaissance ou copie du texte des résolutions qui seront proposées et des rapports qui seront présentés à l'assemblée.

Dans le cas où des émissions ultérieures d'obligations offriraient aux souscripteurs des droits identiques à ceux des obligations et si les contrats d'émission le prévoient les porteurs d'obligations seront groupés en une masse unique.

Fiscalité. — Le paiement des intérêts et le remboursement des obligations seront effectués sous la seule déduction des retenues opérées à la source et des impôts que la loi met ou pourrait mettre obligatoirement à la charge des porteurs.

Admission à la cote, négociation. — Les obligations font l'objet d'une demande d'admission au Premier marché d'Euronext Paris S.A. Leur date de cotation prévue est le 13 février 2002 sous le numéro de code Sicovam 18828.

Il n'existe aucune restriction imposée par les conditions de l'émission à la libre négociabilité des obligations.

Service financier. — La centralisation du service financier de l'emprunt (paiement des intérêts échus, remboursement des titres amortis...) sera assurée par la Société générale.

Le service des titres sera également assuré par la Société générale.

Conversion et/ou échange des obligations en actions.

Nature du droit de conversion et/ou échange des obligations en actions. — Les porteurs d'obligations auront, à tout moment à compter de la date de règlement des obligations, jusqu'au 7e jour ouvré qui précède la date de remboursement, la faculté d'obtenir l'attribution, au gré de la société Pernod Ricard, d'actions nouvelles et/ou d'actions existantes de la société (ci-après désigné le « Droit à l'attribution d'actions ») qui seront libérées et/ou réglées par voie de compensation de leur créance obligataire, sous réserve des stipulations prévues ci-dessous au paragraphe « Règlement des rompus ».

La société pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

Suspension du droit à l'attribution d'actions. — En cas d'augmentation de capital ou d'émission de valeurs mobilières donnant accès au capital, de fusion ou de scission ou d'autres opérations financières comportant un droit préférentiel de souscription ou réservant une période de souscription prioritaire au profit des actionnaires de la société, la société se réserve le droit de suspendre l'exercice du droit à l'attribution d'actions pendant un délai qui ne peut excéder trois mois, cette faculté ne pouvant en aucun cas faire perdre aux porteurs d'obligations appelées au remboursement le droit à l'attribution d'actions et le délai prévu au paragraphe « Délai d'exercice et ratio d'attribution d'actions ».

La décision de la société de suspendre l'exercice du droit à l'attribution d'actions fera l'objet d'un avis publié au *Bulletin des Annonces légales obligatoires*. Cet avis sera publié quinze jours au moins avant la date d'entrée en vigueur de la suspension ; il mentionnera la date d'entrée en vigueur de la suspension et la date à laquelle elle prendra fin. Cette information fera également l'objet d'un avis dans un journal financier de diffusion nationale et d'un avis d'Euronext Paris S.A.

Délai d'exercice et ratio d'attribution d'actions. — Le droit à l'attribution d'actions pourra être exercé, à tout moment du 13 février 2002 au 7e jour ouvré qui précède la date de remboursement, à raison, sous réserve du paragraphe « Maintien des droits des porteurs d'obligations », d'une (ci-après désigné le « Ratio d'attribution ») action Pernod Ricard pour une obligation.

Pour les obligations mises en remboursement à l'échéance ou de façon anticipée, le droit à l'attribution d'actions prendra fin à l'issue du 7e jour ouvré qui précède la date de remboursement.

Tout porteur d'obligations qui n'aura pas exercé son droit à l'attribution d'actions avant cette date recevra le prix de remboursement déterminé dans les conditions fixées selon le cas au paragraphe « Amortissement normal » ou au paragraphe « Amortissement anticipé par remboursement ».

Modalités d'exercice du droit à l'attribution d'actions. — Pour exercer le droit à l'attribution d'actions, les porteurs d'obligations devront en faire la demande auprès de l'intermédiaire chez lequel leurs titres sont inscrits en compte. La Société générale assurera la centralisation de ces opérations.

Toute demande d'exercice du droit à l'attribution d'actions parvenue à la Société générale en sa qualité de centralisateur au cours d'un mois civil (ci-après désigné une « période d'exercice ») prendra effet à la plus proche des deux dates (ci-après désigné une « date d'exercice ») suivantes :

(i) Le dernier jour ouvré dudit mois civil ;

(ii) Le 7e jour ouvré qui précède la date fixée pour le remboursement.

Pour les obligations ayant même date d'exercice, la société Pernod Ricard pourra, à son gré, choisir entre :

— la conversion des obligations en actions nouvelles ;

— l'échange des obligations contre des actions existantes ;

— la livraison d'une combinaison d'actions nouvelles et d'actions existantes.

Tous les porteurs d'obligations ayant même date d'exercice seront traités équitablement et verront leurs obligations, le cas échéant, converties et/ou échangées dans la même proportion, sous réserve des arrondis.

Les porteurs d'obligations recevront livraison des actions le septième jour ouvré suivant la date d'exercice.

Droits des porteurs d'obligations aux intérêts des obligations et aux dividendes des actions livrées. — En cas d'exercice du droit à l'attribution d'actions, aucun intérêt ne sera payé aux porteurs d'obligations au titre de la période courue entre la dernière date de paiement d'intérêt précédant la date d'exercice et la date à laquelle intervient la livraison des actions.

Les droits attachés aux actions nouvelles émises à la suite d'une conversion sont définis au paragraphe « Droits attachés aux actions nouvelles issues de la conversion » ci-après.

Les droits attachés aux actions existantes remises à la suite d'un échange sont définis au paragraphe « Droits attachés aux actions existantes issues de l'échange » ci-après.

Maintien des droits des porteurs d'obligations :

Engagements de l'Emetteur. — Conformément à la loi, Pernod Ricard s'engage, tant qu'il existera des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, à ne pas procéder à l'amortissement de son capital social, ni à une modification de la répartition des bénéfices. Toutefois, Pernod Ricard peut créer des actions à dividende prioritaire sans droit de vote, à la condition de réserver les droits des porteurs d'obligations, conformément aux stipulations ci-après.

En cas de réduction du capital motivée par des pertes. — En cas de réduction du capital motivée par des pertes, les droits des porteurs d'obligations optant pour l'attribution d'actions seront réduits en conséquence, comme si lesdits porteurs d'obligations avaient été actionnaires dès la date d'émission des obligations, que la réduction de capital soit effectuée par diminution soit du montant nominal des actions, soit du nombre de celles-ci.

En cas d'opérations financières. — A l'issue des opérations suivantes :

— Emission de titres comportant un droit préférentiel de souscription coté,

— Augmentation de capital par incorporation de réserves, bénéfices ou primes et attribution gratuite d'actions ; division ou regroupement des actions,

— Incorporation au capital de réserves, bénéfices ou primes par majoration de la valeur nominale des actions,

— Distribution de réserves ou de primes en espèces ou en titres de portefeuille,

— Attribution gratuite aux actionnaires de tout instrument financier autre que des actions de la société,

— Absorption, fusion, scission,

— Rachat de ses propres actions à un prix supérieur au cours de bourse,

— Distribution de dividende exceptionnel,

que la société pourrait réaliser à compter de la présente émission, le maintien des droits des porteurs d'obligations sera assuré en procédant jusqu'à la date de remboursement normal ou anticipé à un ajustement du ratio d'attribution conformément aux modalités ci-dessous.

En cas d'ajustements réalisés conformément aux paragraphes 1. à 8. ci-dessous, le nouveau ratio d'attribution sera déterminé avec trois décimales par arrondi au millième le plus proche (0,0005 étant arrondi au millième supérieur). Les éventuels ajustements ultérieurs seront effectués à partir du ratio d'attribution qui précède ainsi calculé et arrondi. Toutefois, les obligations ne pourront donner lieu qu'à livraison d'un nombre entier d'actions, le règlement des rompus étant précisé ci-dessous (cf. paragraphe « Règlement des rompus »).

1. En cas d'opérations financières comportant un droit préférentiel de souscription coté, le nouveau ratio d'attribution d'actions sera égal au produit du ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit de souscription augmentée de la valeur du droit de souscription}}{\text{Valeur de l'action ex-droit de souscription}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit de souscription seront déterminées d'après la moyenne des premiers cours cotés sur le marché d'Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., *sur un autre marché réglementé ou assimilé sur lequel* l'action et le droit de souscription sont tous les deux cotés) durant tous les jours de bourse inclus dans la période de souscription au cours desquels l'action ex-droit et le droit de souscription sont cotés simultanément.

2. En cas d'augmentation de capital par incorporation de réserves, de bénéfices ou de primes et attribution gratuite d'actions, ainsi qu'en cas de division ou de regroupement des actions, le nouveau ratio d'attribution d'actions sera égal au produit du ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Nombre d'actions après opération}}{\text{Nombre d'actions avant opération}}$$

3. En cas d'augmentation de capital par incorporation de réserves, bénéfices ou primes, réalisée par élévation de la valeur nominale des actions, la valeur nominale des actions que pourront obtenir les obligataires qui exerceront leur droit à l'attribution d'actions sera élevée à due concurrence.

4. En cas de distribution de réserves ou de primes en espèces ou en titres de portefeuille, le nouveau ratio d'attribution d'actions sera égal au produit du ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action avant la distribution}}{\text{Valeur de l'action avant la distribution diminuée de la somme distribuée ou de la valeur des titres remis par action}}$$

Pour le calcul de ce rapport, la valeur de l'action avant la distribution sera déterminée d'après la moyenne des premiers cours cotés sur le marché d'Euronext Paris S.A. (ou en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action est cotée) pendant vingt jours de bourse consécutifs au cours desquels l'action est cotée, choisis par la société parmi les quarante jours de bourse précédant la date de la distribution. La valeur des titres distribués sera calculée comme ci-dessus s'il s'agit de titres déjà cotés sur un marché réglementé ou assimilé. Si les titres ne sont pas cotés sur un marché réglementé ou assimilé avant la date de distribution, la valeur des titres sera déterminée d'après la moyenne des premiers cours cotés sur le marché réglementé ou assimilé pendant vingt jours de bourse consécutifs au cours desquels le titre est coté, choisis par la société parmi les quarante jours de bourse suivant la date de la distribution si les *titres venaient à être cotés dans les quarante jours de bourse qui suivent la* distribution, et dans les autres cas par un expert indépendant de réputation *internationale choisi par la société.*

5. En cas d'attribution gratuite d'instrument(s) financier(s) autre(s) que des actions de la société, le nouveau ratio d'attribution d'actions sera égal :

(a) si le droit d'attribution d'instrument(s) financier(s) faisait l'objet d'une cotation par Euronext Paris S.A., au produit du ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du droit d'attribution}}{\text{Valeur de l'action ex-droit}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit d'attribution seront déterminées d'après la moyenne ds premiers cours cotés par Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action et le droit d'attribution sont tous les deux cotés), de l'action et du droit d'attribution durant les dix premiers jours de bourse au cours desquels l'action et le droit d'attribution sont cotés simultanément. Dans l'éventualité où ce calcul résulterait de la constatation de moins de cinq cotations, il devrait être validé ou évalué par un expert indépendant de réputation internationale choisi par la société.

(b) *si le droit d'attribution d'instrument(s) financier(s) n'était pas coté par* Euronext Paris S.A., au produit du ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du ou des instruments financiers attribués par action}}{\text{Valeur de l'action ex-droit}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du ou des *instrument(s) financier(s) attribué(s) par action, si ce(s) dernier(s) sont cotés,* sur un marché réglementé ou assimilé, seront déterminées par référence à la moyenne des premiers cours cotés pendant dix jours de bourse consécutifs suivant la date d'attribution au cours desquels l'action et le ou les instrument(s) financier(s) attribué(s) sont coté(s) simultanément. Si le ou les instrument(s) financier(s) attribué(s) ne sont pas coté(s) sur un marché réglementé ou assimilé, ils seront évalué(s) par un expert indépendant de réputation internationale choisi par la société.

6. En cas d'absorption de la société émettrice par une autre société ou de fusion avec une ou plusieurs autres sociétés dans une société nouvelle ou de scission, les obligations donneront lieu à l'attribution d'actions de la société absorbante ou nouvelle ou des sociétés bénéficiaires de la scission.

Le nouveau ratio d'attribution d'actions sera déterminé en corrigeant le ratio d'attribution en vigueur avant le début de l'opération considérée par le rapport d'échange des actions de la société émettrice contre les actions de la *société absorbante ou nouvelle ou des sociétés bénéficiaires de la scission.* Ces sociétés seront substituées à la société émettrice pour l'application des stipulations ci-dessus, destinées à préserver, le cas échéant, les droits des porteurs d'obligations en cas d'opérations financières ou sur titres, et, d'une façon générale, pour assurer le respect des droits des porteurs d'obligations dans les conditions légales, réglementaires et contractuelles.

7. En cas de rachat par la société de ses propres actions à un prix supérieur au cours de bourse, le nouveau ratio d'attribution d'actions sera égal au produit du ratio d'attribution en vigueur par le rapport suivant calculé au centième d'action près :

$$\frac{\text{Valeur de l'action + Pc \% x (Prix de rachat – Valeur de l'action)}}{\text{Valeur de l'action}}$$

Pour le calcul de ce rapport :

Valeur de l'action signifie la moyenne d'au moins dix cours cotés consécutifs choisis parmi les vingt qui précèdent le rachat (ou la faculté de rachat).

Pc % signifie le pourcentage du capital racheté.

Prix de rachat signifie le prix de rachat effectif (par définition supérieur au cours de bourse).

8. Distribution de dividende exceptionnel.

En cas de paiement par la société d'un dividende exceptionnel (tel que défini ci-dessous) le nouveau ratio d'attribution d'actions sera calculé comme indiqué ci-dessous.

Pour les besoins de ce paragraphe 8, le terme « dividende exceptionnel » signifie tout dividende versé en espèces ou en nature aux actionnaires, dans la mesure où la somme de ce dividende (avant prélèvements libératoires et sans tenir compte de l'avoir fiscal) (le « dividende de référence ») et de tous les autres dividendes en espèces ou en nature versés aux actionnaires au cours du même exercice social de la société (les « dividendes antérieures »), représente un « ratio de dividendes distribués » (tel que défini ci-dessous) supérieur à 5 %.

Au sens de la phrase précédente, le terme « ratio de dividendes distribués » *signifie la somme des rapports obtenus en divisant le dividende de référence* et chacun des dividendes antérieurs par la capitalisation boursière de la société le jour précédant la date de distribution correspondante ; la capitalisation boursière utilisée pour calculer chacun de ces rapports étant égale au produit (x) du cours de clôture de l'action de la société sur la bourse de Paris le jour précédant la date de distribution du dividende de référence ou de chacun des dividendes antérieurs par (y) le nombre respectif d'actions existantes à chacune de ces dates. Tout dividende ou toute fraction de dividende entraînant un ajustement du ratio d'attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus n'est pas pris en compte pour l'application de la présente clause. La formule de calcul du nouveau ratio d'attribution d'actions en cas de paiement d'un dividende exceptionnel est la suivante :

NRAA = RAA x (1 + RDD – 3 %)

où :

- NRAA signifie le nouveau ratio d'attribution d'actions
- RAA signifie le dernier ratio d'attribution d'actions en vigueur avant la distribution du dividende de référence ; et
- RDD signifie le ratio de dividendes distribués, *tel que défini ci-dessus.*

Etant précisé que tout dividende (le cas échéant, diminué de toute fraction *du dividende donnant lieu au calcul d'un nouveau ratio d'attribution d'actions* en application des paragraphes 1 à 7 ci-dessus) mis en paiement entre la date de paiement d'un dividende de référence et la fin du même exercice social de la société donnera lieu à un ajustement selon la formule suivante :

NRAA = RAA x (1 + RDD).

où :

- NRAA signifie le nouveau ratio d'attribution d'actions ;
- RAA signifie le dernier ratio d'attribution d'actions en vigueur avant la distribution du dividende complémentaire ; et
- RDD signifie le rapport obtenu en divisant (i) le montant du dividende complémentaire (net de toute partie de dividende donnant lieu à ajustement du ratio d'attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus) sans tenir compte d'éventuels avoirs fiscaux y afférents, par (ii) la capitalisation boursière de Pernod Ricard égale au produit (x) du cours de clôture de l'action de la société sur la bourse de Paris le jour précédant la date de distribution du dividende complémentaire par (y) le nombre d'actions existantes de la société à cette date.

Dans l'hypothèse où la société réaliserait des opérations pour lesquelles un ajustement n'aurait pas été effectué au titre des paragraphes 1. à 8. ci-dessus *et où une législation ou une réglementation ultérieure prévoirait un ajustement,* la société procèdera à cet ajustement conformément aux dispositions législatives ou réglementaires applicables et aux usages en la matière sur le marché français.

Le conseil d'administration rendra compte des éléments de calcul et des résultats de tout ajustement dans le rapport annuel suivant cet ajustement.

Information du public en cas d'ajustement. — En cas d'ajustement, le nouveau ratio d'attribution sera porté à la connaissance des porteurs d'obligations au moyen d'un avis publié au *Bulletin des Annonces légales obligatoires,* dans un journal financier de diffusion nationale et par un avis d'Euronext Paris S.A.

Règlement des rompus. — Tout porteur d'obligations exerçant des droits au titre des obligations pourra obtenir un nombre d'actions Pernod Ricard calculé en appliquant au nombre d'obligations présentées le ratio d'attribution d'actions en vigueur.

Lorsque le nombre d'actions ainsi calculé ne sera pas un nombre entier, le porteur d'obligations pourra demander qu'il lui soit délivré :

• soit le nombre d'actions immédiatement inférieur ; dans ce cas, il lui sera versé en espèces une somme égale à la valeur de la fraction d'action supplémentaire, évaluée sur la base du premier cours coté sur le marché le dernier jour de bourse de la période d'exercice au cours duquel l'action Pernod Ricard est cotée ;

• soit le nombre d'actions immédiatement supérieur, à la condition de verser à la société une somme égale à la valeur de la fraction d'action supplémentaire ainsi demandée, évaluée sur la base prévue au paragraphe précédent.

Information des obligataires. — En cas d'opération comportant un droit préférentiel de souscription réservé aux actionnaires, les porteurs d'obligations en seraient informés avant le début de l'opération au moyen d'un avis publié au *Bulletin des Annonces légales obligatoires*, dans un journal financier de diffusion nationale et par un avis d'Euronext Paris S.A.

Actions remises lors de l'exercice du droit à l'attribution d'actions.

Droits attachés aux actions nouvelles issues de la conversion. — Les actions émises à la suite d'une conversion seront soumises à toutes les stipulations des statuts et porteront jouissance du 1er jour de l'exercice social dans lequel se situe la date d'exercice. Elles auront droit au titre dudit exercice social et des exercices ultérieurs, à égalité de valeur nominale, au même dividende que celui qui pourra être réparti aux autres actions portant même jouissance. Elles seront, en conséquence, entièrement assimilées auxdites actions à compter de la mise en paiement du dividende afférent à l'exercice précédent ou, s'il n'en était pas distribué, après la tenue de l'assemblée annuelle statuant sur les comptes de cet exercice.

Droits attachés aux actions existantes issues de l'échange. — Les actions remises à la suite d'un échange seront des actions ordinaires existantes portant jouissance courante qui conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions, étant entendu que, dans l'hypothèse où un détachement du droit au dividende interviendrait entre la date d'exercice et la date de livraison, les porteurs d'obligations ne disposeront pas de ce droit au dividende et n'auront droit à aucune indemnité à ce titre.

Négociabilité des actions. — Aucune clause statutaire ne limite la libre négociation des actions composant le capital.

Nature et forme des actions. — Les actions revêtiront la forme nominative ou au porteur au choix de l'actionnaire.

Les actions, quelle que soit leur forme, seront obligatoirement inscrites en comptes tenus, selon le cas, par la société ou son mandataire ou par un intermédiaire habilité. Les droits des titulaires seront ainsi représentés par une inscription à leur nom dans les livres de la Société Générale pour les titres nominatifs purs et chez l'intermédiaire de leur choix pour les titres nominatifs administrés et au porteur.

Cotation des actions attribuées. — Les actions nouvelles résultant de la conversion feront l'objet de demandes d'admission périodiques au Premier marché d'Euronext Paris S.A. Les actions existantes remises en échange seront immédiatement négociables en bourse.

Assimilation des actions nouvelles. — L'action Pernod Ricard est cotée au Premier marché d'Euronext Paris S.A.

Les actions nouvelles provenant des conversions feront l'objet d'une demande d'admission aux négociations par Euronext Paris S.A., en fonction de leur date de jouissance soit directement sur la même ligne que les actions anciennes soit, dans un premier temps, sur une seconde ligne.

Prospectus. — Un prospectus définitif, composé d'un document de référence enregistré le 17 avril 2001 sous le numéro R. 01-115 par la Commission des opérations de bourse, d'une note d'opération préliminaire ayant reçu le visa de la Commission des opérations de bourse numéro 02-092 en date du 5 février 2002 et d'une note d'opération définitive ayant reçu le visa de la Commission des opérations de bourse numéro 02-103 en date du 5 février 2002, est tenu à la disposition du public auprès des établissements chargés du placement ainsi qu'au siège social de Pernod Ricard, 142 boulevard Haussmann, 75008 Paris.

Avertissement. — La Commission des opérations de bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans ce prospectus définitif. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi no 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7e jour ouvré précédant la date effective de remboursement.

Bilan. — Les comptes sociaux et consolidés au 31 décembre 2000 ont été publiés au *Bulletin des Annonces légales obligatoires* du 18 avril 2001, pages 5222 à 5234. Les comptes semestriels sociaux et consolidés au 30 juin 2001 ont été publiés au *Bulletin des Annonces légales obligatoires* du 8 octobre 2001, pages 20157 à 20160. Les chiffres d'affaires sociaux et consolidés trimestriels au 30 septembre 2001 ont été publiés au *Bulletin des Annonces légales obligatoires* du 12 novembre 2001, page 22947.

Objet de l'insertion. — La présente insertion est faite en vue de :

— l'émission et l'admission aux négociations sur le Premier marché d'Euronext Paris S.A. des obligations mentionnées ci-dessus ;

— l'admission aux négociations sur le Premier marché d'Euronext S.A. des actions nouvelles à provenir de la conversion des obligations.

Pernod Ricard,

Le président du conseil d'administration,

PATRICK RICARD,

faisant élection de domicile au siège social,

142 boulevard Haussmann, 75008 Paris.

Marche des affaires sociales.

Acquisition d'une partie des actifs et des marques de la division vins et spiritueux de Seagram. — Le 21 décembre 2001, après obtention de l'ensemble des autorisations nécessaires auprès des autorités de la concurrence européenne, canadienne et américaine, Pernod Ricard et Diageo ont signé un accord avec Vivendi Universal pour l'acquisition conjointe de la division vins et spiritueux de Seagram qui porte sur un montant total de 8,15 milliards de dollars américains. Aux termes de cet accord, Pernod Ricard contribuera à cette acquisition à hauteur d'environ 3,2 milliards de dollars américains, soit 39,1 % du prix total.

Le financement de cette acquisition a fait l'objet d'une syndication en février 2001 auprès d'un pool bancaire. Les fonds ont été levés le 21 décembre 2001 et sont structurés de la façon suivante :

— une dette senior d'un montant maximum de 3,5 milliards d'euros (ce montant comprend également la dette initiale de Pernod Ricard) de maturité 5 ans se répartissant entre dollars américains (43 %), euros (49 %) et yens (8 %). Les intérêts financiers sont indexés sur le taux Euribor, Libor $ ou Libor ¥ ;

— un prêt relais sur cession d'actifs de 1 milliard d'euros de maturité un an renouvelable pour une année supplémentaire pour un montant de 300 millions d'euros indexé sur le taux Euribor, Libor $ ou Libor ¥. Au 31 décembre 2001, suite aux cessions d'actifs de l'exercice 2001, le montant de ce prêt relais n'était plus que de 387 millions d'euros ;

— l'émission d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes de maturité 1er janvier 2008 pour un montant d'environ 500 millions d'euros.

Cette structure de financement permettra également à Pernod Ricard de refinancer la dette du groupe, de payer les frais liés à l'acquisition et de fournir une marge suffisante pour financer le besoin en fond de roulement supplémentaire attaché à l'acquisition.

Recentrage sur le secteur des vins et spiritueux. — Par ailleurs, Pernod Ricard a entrepris au cours de l'exercice 2001 le recentrage de son activité sur son cœur de métier, les vins et spiritueux. Cette politique a conduit à la cession le 31 octobre 2001 d'Orangina Pampryl et de Yoo-Hoo au groupe Cadbury Schweppes pour un montant de 700 millions d'euros, et à la déclaration de la proximité d'un accord portant sur la cession de Sias-MPA, le 11 janvier 2002, à Butler Capital Partner (le montant de la transaction s'élève, pour la totalité du groupe Sias MPA à une valeur d'entreprise incluant dettes et intérêts minoritaires de 170 millions d'euros (hors compléments de prix)). La cession de l'activité cidre de CSR ainsi que de BWG, filiale de gros et de distribution de Pernod Ricard en Irlande et en Grande-Bretagne, sont actuellement en cours de négociation.

Intérêt de l'acquisition d'une partie des actifs et des marques de la division vins et spiritueux de Seagram. — L'acquisition d'une partie des marques du portefeuille Seagram constitue pour Pernod Ricard une opportunité exceptionnelle, en effet :

Cette acquisition va permettre à Pernod Ricard de se positionner sur le plan mondial comme un véritable acteur global ainsi que de passer de la cinquième à la troisième place en terme de ventes dans le secteur des vins et spiritueux.

Cette acquisition fait également partie intégrante de la stratégie de Pernod Ricard de maintenir un portefeuille équilibré comprenant des marques internationales ainsi que des marques ayant une forte implantation locale. Cet équilibre permet d'atténuer l'impact des ralentissements cycliques de l'économie et correspond bien aux caractéristiques du marché ainsi qu'aux comportements d'achat des consommateurs.

Cette acquisition va créer d'importantes synergies opérationnelles en renforçant le réseau de distribution de Pernod Ricard : alors que les volumes de ventes devraient augmenter de 55 %, le personnel commercial n'augmenterait que d'environ 15 %.

L'opportunité d'acquérir des marques aussi prestigieuses de Chivas Regal, Seagram's gin et Martell est extrêmement rare dans l'industrie des vins et spiritueux. Ces marques vont sensiblement renforcer le portefeuille que détenait déjà le groupe Pernod Ricard.

L'investissement marketing substantiel dans Chivas, Martell, Seagram's Gin au cours des deux dernières années, la notoriété croissante du premium Scotch Whisky et du Cognac (en particulier aux Etats-Unis) et la reprise économique sur de nombreux marchés importants pour les marques acquises du portefeuille Seagram devraient offrir des opportunités de croissance en termes de ventes.

lions de caisses entre juin 2000 et juin 2001 (exercice comptable de Seagram) contre 14,5 millions de caisses entre juin 1999 et juin 2000.

Evolution des principales marques acquises de la division vins et spiritueux de Seagram :

Marques	Type	Principales zones géographiques	Variation du volume des ventes	
			Juillet 2000-Juin 2001 vs. Juillet 1999-Juin 2000	Décembre 2000-Novembre 2001 vs. Décembre 1999-Novembre 2000
Chivas Regal....	Scotch	International	+ 12 %	+ 2 %
Martell.........	Cognac	International	+ 4 %	− 2 %
Seagram's Gin...	Gin	Amérique du Nord	− 4 %	− 4 %

Le volume des ventes du nouveau périmètre Pernod Ricard pour l'exercice 2001 est estimé à 46 millions de caisses de 9 litres(*) réparti comme suit :

— France : 23 % Europe/Afrique (hors France) : 38 % Amériques : 27 % Asie : 12 % ;

— Whiskies : 32 % Alcools blancs : 18 % Anis : 21 % Rhum : 8 % Amers : 4 % Cognac : 4 % Autres : 13 % ;

(*) dont 1 million de caisses équivalent à 9,5 millions de caisses de « Prêt à boire ».

La rentabilité du périmètre acquis :

- Chiffre d'affaires :

(Milliards d'euros)	2000	2001 (*)	Variation
Pernod Ricard vins et spiritueux (**)............	1,8	1,9	+ 9,0 %
Marques Seagram acquises (**)..................	(****) 1,2	(*****) 1,3	+ 12,6 %
Total	3,0	3,3	+ 11,0 %

(*) Données estimées.

(**) Les données relatives à Pernod Ricard vins et spiritueux correspondent à des données sur 12 mois qui s'étendent du 1er janvier au 31 décembre (période qui correspond aux exercices comptables de Pernod Ricard).

(***) Les données relatives aux marques Seagram acquises correspondent à des données sur 12 mois qui s'étendent du 1er juillet au 30 juin (période qui correspond aux exercices comptables de Seagram).

(****) Taux de change utilisé 1 € = 0,9240 USD.

(*****) Taux de change utilisé 1 € = 0,8960 USD.

— Frais généraux et frais commerciaux : Les frais généraux et les frais commerciaux nécessaires à l'intégration des marques acquises ont été réévalués à structure comparable à environ 125 millions d'euros, contre 95 millions d'euros dans le projet initial auxquels s'ajoutent 15 millions d'euros liés à l'intégration de nouvelles activités (téquilas Don Julio et Olmeca, Seagram's coolers, acquisitions de marques locales notamment en Amérique du Sud).

— Taux de marge opérationnelle : Le taux de marge opérationnelle de l'activité vins et spiritueux de Pernod Ricard après intégration du périmètre acquis de l'activité vins et spiritueux de Seagram a été évalué à 21,5 % du chiffre d'affaires (soit 635 millions d'euros sur la base du chiffre d'affaires 2000). Ce taux de marge opérationnelle s'établit à 17,2 % sur le périmètre vins et spiritueux de Pernod Ricard avant intégration et à 28,0 % sur le périmètre acquis après coûts de structure additionnels. Les informations 2001, communiquées par le management de la division vins et spiritueux de Seagram confirment cette tendance avec une légère progression de ce ratio.

L'acquisition d'une partie des marques de Seagram par Pernod Ricard va par conséquent augmenter sensiblement la rentabilité du groupe.

Perspectives d'avenir. — Pernod Ricard a pour objectif, dans l'hypothèse de l'achèvement de la cession des actifs non stratégiques acquis auprès de Seagram et du recentrage sur les vins et spiritueux après cession de BWG et de l'activité cidre de CSR, un chiffre d'affaire s'établissant en 2003 à 3,7 milliards d'euros et un ratio EBIT/chiffre d'affaire qui serait de 21,5 %.

Par ailleurs, Pernod Ricard anticipe un désendettement rapide afin de maintenir à moyen terme sa marge de manœuvre financière et son profil « Investment grade » et a pour objectif en 2003 un ratio dette senior/EBITDA de 3,4.

11929

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

V CON TELECOMMUNICATIONS LTD
(Ci-après « V CON » ou la « société ».)

Siège social. — 22, Maskit Street, Herzliya, 47633 Israël.

Forme de la société. — Société de droit israélien, V Con a été constituée le 28 décembre 1993, puis transformée en société anonyme le 26 octobre 1997. Elle a été introduite en bourse le 26 novembre 1998 lorsqu'elle a été cotée au Nouveau marché d'Euronext Paris S.A.

Durée de la société. — Cette société a été constituée pour une durée indéterminée.

Enregistrement. — Numéro 52-004347-2 auprès du registre des sociétés d'Israël.

Objet social. — V Con est spécialisée dans la recherche, le développement, l'ingénierie, la production, la gestion et l'exercice de toutes autres activités dans le domaine de la haute technologie, tant en Israël qu'à l'étranger, ainsi que toute activité qui n'est pas prohibée par la loi. De plus, la société peut faire des distributions d'un montant raisonnable pour une cause charitable ou jugée digne d'intérêt.

Commissaires aux comptes. — Les commissaires aux comptes de la société sont Kost, Forer and Gabbay, Membre d'Ernst & Young International, 3 Aminadav St Tel Aviv 61575, Israël.

Obligations en circulation. — Le montant des emprunts obligataires antérieurement émis par la société s'élève à 3 600 000 € (soit 4 000 000 de dollars américains sur la base d'un taux de change d'un euro pour 0,90 dollar américain) au 12 janvier 2002.

Exercice social. — L'exercice social commence le 1er janvier et se termine le 31 décembre.

Capital social autorisé. — Le capital social autorisé de la société est de 1 000 002 Shekels Israéliens (« NIS ») divisé en 33 333 400 actions ordinaires d'une valeur nominale de 0,03 NIS chacune.

Capital social émis. — Le capital social émis de la société au 12 janvier 2002 est de 359 454,27 NIS divisé en 11 981 809 actions ordinaires d'une valeur nominale de 0,03 NIS chacune.

Capital potentiel. — Au 12 janvier 2002 certains employés, administrateurs et dirigeants détiennent 4 202 277 options de souscription d'actions leur donnant droit de souscrire à autant d'actions d'une valeur nominale de 0,03 NIS chacune.

Au 12 janvier 2002, un total d'environ 1 770 970 bons de souscription d'actions ont été octroyés par V Con au profit d'investisseurs privés leur donnant droit de souscrire à autant d'actions d'une valeur nominale de 0,03 NIS chacune.

Forme des actions. — Les actions ordinaires de la société sont toutes de même nature et sont émises sous forme nominative.

Droits attachés aux actions. — Toutes les actions sont de même catégorie et bénéficient des mêmes droits, tant dans la répartition des bénéfices que dans le boni de liquidation. Le droit de vote attaché aux actions est proportionnel au capital qu'elles représentent. Lors de la tenue des assemblées générales, chaque action donne droit à une voix.

Négociabilité des actions. — Les actions de la société sont librement négociables. A ce jour, 9 436 739 actions de la société sont admises à la cote du Nouveau marché d'Euronext Paris S.A. Les actions de la société ne sont actuellement admises sur aucune autre place financière.

Assemblées d'actionnaires :

— Convocations : En application de la loi israélienne sur les sociétés, la société est tenue d'envoyer les convocations 21 jours avant la tenue de l'assemblée.

— Assemblées générales ordinaires et extraordinaires : Les assemblées générales ordinaires se tiennent au moins une fois par an (au plus tard quinze mois après la tenue de l'assemblée générale précédente) et au lieu déterminé par le conseil d'administration. Toutes les assemblées générales autres que les assemblées générales ordinaires sont appelées assemblées générales extraordinaires.

Affectation des bénéfices et dividendes :

— Déclaration et paiement des dividendes : Le conseil d'administration pourra, à tout moment, déclarer les dividendes qui peuvent lui paraître justifiés. Le conseil d'administration fixera la date de paiement desdits dividendes ainsi que la date de clôture des registres pour déterminer les actionnaires ayant droit aux dividendes.

— Montant payable en matière de dividendes : Sous réserve des droits des détenteurs d'actions bénéficiant de droits spéciaux en matière de dividendes et sans déroger aux dispositions de l'article 35 (d) des statuts de la société, tout dividende payé par la société sera réparti entre les actionnaires pouvant y prétendre proportionnellement à la détention respective des actions au titre desquelles le dividende est payé.

— Paiement en nature : Sur déclaration du conseil d'administration, un dividende pourra être payé en totalité ou en partie, par la distribution de biens spécifiques de la société ou par distribution d'actions libérées, d'obligations avec ou sans garantie de la société ou de toutes autres sociétés, ou selon un ou plusieurs de ces procédés.

— Déductions sur les dividendes : le conseil d'administration peut déduire de tout dividende ou de toutes autres sommes dues à un actionnaire au titre d'une action, toute(s) somme(s) d'argent que cet actionnaire doit alors à la société au titre d'appels de fonds, concernant des actions de la société, et/ou au titre de toute autre transaction quelle qu'elle soit.

— Rétention de dividendes : Le conseil d'administration peut retenir tout dividende ou autre somme exigible ou tout bien distribuable au titre d'une action sur laquelle la société possède un droit de rétention, et il pourra les utiliser pour honorer les dettes, obligations ou engagements au titre desquels ce droit de rétention existe.

— Dividendes non réclamés : Tous les dividendes non réclamés pourront être investis ou utilisés d'une autre manière par le conseil d'administration jusqu'à ce qu'ils soient réclamés (sous réserve de la règle générale de limitation, qui est généralement de 7 ans).

Réserves. — Le conseil d'administration pourra, à tout moment et discrétionnairement, mettre en réserve une partie des bénéfices de la société à des

***Notice to be published in* Bulletin des Annonces Légales Obligatoires**

A French corporation (*société anonyme*) with registered capital of 174,798,646 Euros
Registered Office: 142, boulevard Haussmann, 75008 Paris
582 041 943 R.C.S. (*Registre du Commerce et des Sociétés* – Registry of Commerce and Companies) Paris (58 B 4194)

Addition to Notice Published in the Bulletin des Annonces Légales Obligatoires *[Bulletin of Required Legal Notices]*

Admission of Bonds Convertible/Exchangeable Into New or Existing Shares of Pernod Ricard to Trading

The nominal amount of the PERNOD RICARD issue of 2.5% February 2002/January 2008 was increased by EUR 63,749,958 through the issue of 595,794 additional Bonds of a nominal value of EUR 107. The total nominal amount of the Bonds is, therefore, EUR488,749,999, represented by 4,567,757 Bonds Convertible/Exchangeable Into New or Existing Shares, par value EUR 107 per share.

Prospectus. – A Final Prospectus, approved by the *Commission des opérations de bourse*, with visa n° 02-103, dated February 5, 2002, is available to the public from J.P. Morgan Securities, Société Générale, and at PERNOD RICARD's registered office, 142 boulevard Haussmann, 75008 Paris.

Warning. – The *Commission des Opérations de Bourse* wishes to draw the attention of the investing public to the particular characteristics of the financial securities described in this Final Prospectus. Regulated by Articles L. 228-91 *et seq.* of the Code of Commerce (formerly Articles 339-1 *et seq.* of the Law n° 66-537 of July 24, 1966), they do not have certain characteristics of convertible and exchangeable bonds. Among other things, in the event of repayment or redemption, either normal or anticipated, the Bondholders who wish to exercise their right to receive shares will only have the time period between the date of the notice announcing the repayment/redemption (which must be published at least one month prior to the date of repayment/redemption) and the 7th business day preceding the effective date of repayment/redemption.

Purpose of this Publication. – This publication is being made for the purpose of:
- the issue and admission to trading on the *Premier Marché* of Euronext Paris S.A. of the Bonds hereinabove described;
- the issue and admission to trading on the *Premier Marché* of Euronext Paris S.A. of the new shares to be issued in connection with the conversion of the Bonds.

Pernod Ricard

The Chairman of the Board of Directors

PATRICK RICARD,

who elects domicile at the registered office,

142 boulevard Haussmann, 75008 Paris.

Société anonyme de droit français au capital de 174 798 646 €.
Siège social : 142, boulevard Haussmann, 75008 Paris.
582 041 943 R.C.S. Paris (58 B 4194).

Additif à la notice publiée au *Bulletin des Annonces légales obligatoires* du 8 février 2002, pages 896 à 901.

Admission aux négociations d'obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes Pernod Ricard.

Le montant nominal de l'emprunt Pernod Ricard 2,5 % février 2002/janvier 2008 est augmenté de 63 749 958 € par l'émission de 595 794 obligations supplémentaires d'une valeur nominale unitaire de 107 €. Le montant nominal total de l'emprunt est donc de 488 749 999 € représenté par 4 567 757 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes d'une valeur nominale unitaire de 107 €.

Prospectus. — Un prospectus définitif ayant reçu de la Commission des opérations de bourse le visa n° 02-103 en date du 5 février 2002 est tenu à la disposition du public auprès de J.P. Morgan Securities, de la Société générale, ainsi qu'au siège social de Pernod Ricard, 142, boulevard Haussmann, 75008 Paris.

Avertissement. — La Commission des opérations de bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7e jour ouvré précédant la date effective de remboursement.

Objet de l'insertion. — La présente insertion est faite en vue de :
— l'émission et l'admission aux négociations sur le Premier marché de Euronext Paris S.A. des obligations supplémentaires mentionnées ci-dessus ;
— l'admission aux négociations sur le Premier marché de Euronext Paris S.A. des actions nouvelles à provenir de la conversion des obligations.

Pernod Ricard :
Le président du conseil d'administration,
PATRICK RICARD,
faisant élection de domicile au siège social,
142, boulevard Haussmann, 75008 Paris.

12332

COMPAGNIE DE SAINT-GOBAIN

Société anonyme à conseil d'administration au capital de 1 364 138 048 €, régie par la législation française.
Siège social : « Les Miroirs », 18, avenue d'Alsace, 92400 Courbevoie.
542 039 532 R.C.S. Nanterre.

Objet. — La société a pour objet, tant en France qu'à l'étranger la gestion, la mise en valeur des actifs présents et futurs de la société et la réalisation à ces fins de toutes opérations nécessaires soit indirectement, soit par elle-même, notamment dans les domaines ci-après :
— la fabrication, la transformation, le traitement, l'enrichissement, la distribution de tous produits ou substances naturels ou de synthèse, simples ou composites, notamment dans les domaines du silicium, de la silice, des silicates, des verres et dérivés, de tous métaux et alliages ferreux ou non ferreux, de tous matériaux composites ou agglomérés à base de fibres minérales, végétales ou de synthèse, de ciment, chaux, plâtre, de sable ou de tous autres constituants, de matières plastiques, de matériaux réfractaires, céramiques, abrasifs, et de tous produits dérivés ou connexes ;
— la distribution, la commercialisation et le négoce de ces matériaux, produits ou substances, ainsi que ceux destinés plus généralement, directement ou indirectement, à l'habitat, au bâtiment et à l'équipement urbain ;
— la recherche et la mise au point de tous matériaux et produits techniques et applications, l'exploitation ou la participation à l'exploitation, sous toutes ses formes, du résultat de ces recherches, ainsi que de tous brevets, procédés, marques, modèles et plus généralement de tous droits de propriété industrielle, intellectuelle, de possession personnelle ou portant sur des noms de domaine, l'achat, la vente, la concession de tels droits ;
— et, généralement, toutes opérations industrielles, commerciales, financières, agricoles, mobilières et immobilières pouvant se rattacher, même accessoirement, à l'objet social et à tous objets connexes ;
— la société pourra réaliser, sous quelque forme que ce soit, les opérations entrant dans son objet, notamment par l'intermédiaire de filiales ou participations, françaises ou étrangères ; elle pourra participer à la création de toutes sociétés, associations, fondations ou groupements de toutes formes ou y prendre part ultérieurement, effectuer tous apports et procéder à toutes souscriptions et a tous achats, ventes ou échanges de titres ou de droits sociaux.

Durée de la société. — La durée de la société expirera le 31 décembre 2040 sauf dissolution anticipée ou prorogation.

Obligations convertibles en circulation. — Néant.

Titres participatifs en circulation. — La société a émis :
— depuis mai 1983, 1 288 299 titres participatifs, au nominal de 1 000 FRF ;
— depuis avril 1984, 194 633 titres participatifs, au nominal de 1 000 ECU.

Obligations en circulation. — La société a émis :
— en avril 1985, 25 000 titres d'emprunt à taux d'intérêt variable et à échéance indéterminée, d'un montant nominal de 5 000 ECU chacun, toujours en circulation ;
— en décembre 1998 et mars 1999 (deux tranches), un emprunt de 400 millions CHF venant à échéance le 7 janvier 2004.
Ces emprunts ne bénéficient d'aucune garantie spéciale indépendamment de la clause *pari-passu*.

Obligations garanties. — La société a garanti inconditionnellement et pour toute sa durée, le service en intérêts, amortissements, impôts et accessoires des emprunts obligataires suivants :
— Emprunt 6,50 % 1993 émis par Saint-Gobain Nederland B.V. de 1 000 000 000 FRF, venant à échéance le 26 novembre 2003 ;
— Emprunt 6,375 % 1997 émis par Saint-Gobain Nederland B.V. de 300 000 000 USD, venant à échéance le 17 octobre 2002 ;
— Emprunt 5,125 % 1998 émis par Saint-Gobain Nederland B.V. de 606 560 000 €, venant à échéance le 9 juillet 2008 ;
— Emprunt 4,75 % 1999 émis par Saint-Gobain Nederland B.V. de 1 000 000 000 €, venant à échéance le 9 juillet 2009 ;
— Emprunt 7,375 % 2000 émis par Saint-Gobain Nederland B.V. de 450 000 000 GBP, venant à échéance le 7 juin 2005 ;
— Emprunt 6 % 2000 émis par Saint-Gobain Nederland B.V. de 500 000 000 € venant à échéance le 15 décembre 2005 ;
— Emprunt 6,375 % 2001 émis par Saint-Gobain Nederland B.V. de 600 000 000 USD, venant à échéance le 7 mars 2006 ;
— Emprunt 6,25 % 2001 émis par Saint-Gobain Nederland BV de 150 000 000 GBP, venant à échéance le 13 juin 2008.

EMISSION ET ADMISSION AU PREMIER MARCHÉ D'OBLIGATIONS À OPTION DE CONVERSION EN ACTIONS NOUVELLES ET/OU D'ÉCHANGE EN ACTIONS EXISTANTES

Assemblée ayant autorisé l'émission. — L'assemblée générale mixte des actionnaires de la Compagnie de Saint-Gobain, réunie le 28 juin 2001, a notamment, dans sa dixième résolution :
— délégué au conseil d'administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois sur ses seules délibérations, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par l'émission d'actions ordinaires, de bons autonomes et/ou de toutes valeurs mobilières donnant accès immédiat ou à terme, à tout moment ou à date fixe, à des actions ordinaires de la société, par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière ;
— décidé de fixer le montant nominal maximal des actions ordinaires qui pourront être ainsi émises, que ce soit directement ou sur présentation de titres représentatifs ou non de créances, à 760 millions d'euros ou à la contre-valeur de ce montant, lequel inclut la valeur nominale globale des actions ordinaires à émettre éventuellement pour préserver les droits des titulaires de ces titres conformément à la loi ;
— décidé, en outre, de fixer le montant nominal maximal des valeurs mobilières représentatives de créances sur la société à 3 milliards d'euros ou à la contre-valeur de ce montant ;
— décidé de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de cette résolution, en laissant toutefois au conseil d'administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables, qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible, étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public ;
— pris acte, et décidé en tant que de besoin, que la présente délégation emporte au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit ;
— décidé que le montant de la contrepartie revenant ou pouvant ultérieurement revenir à la société pour chacune des actions ordinaires émises ou à émettre dans le cadre de la présente délégation sera au moins égale à la moyenne des premiers cours cotés de l'action ancienne sur le Premier marché de la Bourse de Paris pendant dix jours de bourse consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission des actions ordinaires et/ou des titres qui y donnent droit, après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance.
L'assemblée générale a, par la même résolution, conféré tous pouvoirs au conseil d'administration, avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation.
La délégation visée ci-dessus a été conférée au conseil d'administration pour une durée de 26 mois à compter du 28 juin 2001.

Décisions du conseil d'administration et du président du conseil d'administration. — En vertu de l'autorisation qui lui a été conférée par l'assemblée générale mixte des actionnaires de la société du 28 juin 2001, le conseil d'administration réuni le 24 janvier 2002, a délégué au président, dans les conditions légales et réglementaires applicables, tous pouvoirs pour émettre, avec suppression du droit préférentiel de souscription, des obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes dans le cadre notamment de la dixième résolution adoptée par l'assemblée générale du 28 juin 2001, et dans les limites fixées par cette même résolution.

6 February 2002

No. 2002-492

PERNOD RICARD

Bond issue of 425 000 041 euros face value which may be increased to 488 749 999 euros, to be represented by bonds with the option of conversion and/or exchange to new or existing PERNOD RICARD shares of a unit face value of 107 euros.

(Premier Marché – Convertible Bonds)

02 APR 15 AM 9:13

I – FRAMEWORK OF THE ISSUE

Authorisation of the general meeting – Decisions of the Board of Directors and the Chairman:

Under the terms of the authorisation which was conferred to it by the mixed general meeting of the shareholders of the PERNOD RICARD company held on 3 May 2001, in its third resolution (the extraordinary part of the meeting), the Board of Directors, at the meeting of 18 July 2001, delegated to its chairman the task of implementing or of postponing until 31 December 2001 the issue, without preferential subscription rights for the shareholders, of a loan represented by bonds with the option of conversion and/or exchange to new or existing shares, within the limit of a nominal value for the bond issue of 500 million euros and a nominal value for the increase in capital resulting from the conversion of the bonds of 132 976 216.43 euros. The Board of Directors, at its meeting of 18 December 2001, decided to renew the sub-delegation given to its Chairman until 31 May 2002.

In accordance with the powers granted to him, the chairman decided, on 4 February 2002 and on 5 February 2002, to fix the characteristics of the bond issue as follows.

II – STRUCTURE OF THE PLACEMENT AND THE SUBSCRIPTION OFFER

Preferential subscription rights, priority period: The shareholders have expressly relinquished their preferential subscription rights to the bonds. This decision also includes the express renunciation of the shareholders of the preferential subscription rights to the new shares issued on conversion of the bonds. No priority period has been envisaged.

Placement: The bonds, which are the subject of a global placement, will be offered:

- in France, to corporate investors and private individuals;
- outside of France, the United States of America, Canada and Japan in accordance with the rules specific to each country in which the placement is made.

There is no specific section intended for a particular market.

The distribution of the prospectus and the sale of the bonds may, in certain countries, be subject to specific regulations. The persons in possession of the prospectus must obtain information on any local restrictions and abide by them.

The establishments in charge of the placement will conform to the laws and regulations in force in the countries in which the bonds are to be offered and in particular to the placement restrictions hereafter.

Placement restrictions concerning the United Kingdom, the United States of America, Germany, Canada and Japan: See definitive prospectus certified by the COB (Securities and Exchange Commission) on 5 February 2002 under no. 02-103.

Period of subscription: The placement will be made from 5 February 2002 to 8 February 2002 inclusive and may be closed without notice. The subscription will remain open to private individuals from 6 February 2002 to 8 February 2002 inclusive.

Financial organisations in charge of the placement. – Subscription orders must be placed with J.P. Morgan Securities Ltd. or with the Société Générale, Lead Underwriters and associated Book keepers, or with Crédit Agricole Indosuez Lazard Capital Markets, guarantor, who are making the placement.

Financial service: Centralisation of the financial service of the bond issue (payment of outstanding interest, reimbursement of redeemed securities etc.) will be provided by the Société Générale. The service of the securities will also be provided by the Société Générale.

III – CHARACTERISTICS OF THE BONDS WITH THE OPTION OF CONVERSION AND/OR EXCHANGE TO NEW OR EXISTING SHARES TO BE ISSUED

Nature, form and delivery of the bonds: The bonds which are to be issued by PERNOD RICARD constitute neither convertible bonds as defined under L.225-161 articles *et seq* of the Commercial Code nor bonds convertible against shares as defined under L.225-168 articles *et seq* of the aforesaid Code, but transferable securities giving the right to the allocation of securities representing a share of the capital as defined under L.228-91 articles *et seq* of the Commercial Code.

The bonds will be issued within the framework of the laws of France.

The operations of payment-delivery of the issue will be processed in the RELIT-SLAB payment-delivery system of Euroclear France (Sicovam code 18828, ISIN code FR 0000188286). All the bonds which make up the issue will be admitted to the trading operations of Euroclear France, which will handle the clearing of the securities between account holders. The bonds will be also admitted to the trading operations of Euroclear Bank S.A./N.V. and of Clearstream Banking, société anonyme (limited company).

The bonds will be listed on account and negotiable with effect from 13 February 2002.

Face value of the bond issue: This PERNOD RICARD bond issue 2.5 % February 2002/January 2008 of a face value of 425 000 041 euros will be represented by 3 971 963 bonds with the option of conversion and/or exchange to new or existing shares, of a unit face value of 107 euros. The company has granted the Lead Underwriters and Book Keepers, purely to cover any over-allocations, an option which, if it were exercised, would cause the company to increase the face value of the bond issue by a maximum of 15% (the over-allocation option) to increase it to a maximum of 488 749 999 euros, represented by a number of bonds equal to 4 567 757.

Issue price: The par, i.e. 107 euros per bond, payable in a single instalment at the date of payment.

Date of entitlement and payment: 13 February 2002.

Annual interest: The bonds will carry an annual interest rate of 2.5 % of the face value, i.e. 2.675 euros per bond, payable at maturity date, expiring on 1 January of each year. For the period from 13 February 2002 to 31 December 2002, an amount of interest of 2.35986 euros per bond will be payable on 1 January 2003, calculated *prorata temporis.*

Normal redemption: The bonds will be redeemed in totality on 1 January 2008 by reimbursement at the price of 119.95 euros per bond, i.e. approximately 112.10 % of the face value of the bonds.

Duration of the bond issue: 5 years and 322 days at the date of payment.

Gross actuarial yield: 4.35 % at the date of payment (in the absence of conversion and/or exchange to shares and in the absence of early redemption).

Redemption before due date: The company may, entirely at its discretion, at any time, proceed to redemption before due date:

- by repurchasing through the stock exchange or outside of the stock exchange or by public offering;
- by reimbursement at a price for reimbursement before due date determined in such a way as to ensure to the initial subscriber, at the effective reimbursement date, after taking into account the coupons paid in the previous years and the interest payable in respect of the period that runs from the last date of payment of interest to the effective reimbursement date, a gross actuarial yield identical to that which he would have obtained in the event of reimbursement at the limit, i.e. a rate of 4.35 %, when less than 10% of the issued bonds remain in circulation.

Early enforceability of the bonds in the event of default: The bonds will become enforceable, in the cases and in accordance with the procedures set out in the prospectus, in the event of default of the issuer or of one of its major subsidiary companies as defined in the definitive prospectus which was given certificate no. 02-103 dated 5 February 2002.

Public information at the time of normal reimbursement or reimbursement before due date: The decision of the company to proceed to normal or early reimbursement will be announced, no later than one month before the date of reimbursement, in a notice published in the Official Journal (in so far as required by the current regulations), in a financial notice published in the press and in a Euronext Paris S.A. notice.

Conversion and/or exchange of the bonds to shares: The bond holders will, at any time with effect from 13 February 2002 until the 7th trading day preceding the date of reimbursement, have the facility of obtaining the allocation, at the discretion of the PERNOD RICARD company, of new shares and/or existing shares of the company (hereafter referred to as the "right to allocation of shares") which will be paid by subscription and/or by clearing of their bond credit, at a rate of one PERNOD RICARD share (the "allocation ratio) for one bond, subject to adjustments intended to maintain the rights of the bond holders and the methods of payment of odd lots. The company may at its discretion issue the new

shares and/or the existing shares.

To exercise the right to allocation of shares, the bond holders must request this from the intermediary at which their securities are listed on account. The Société Générale will centralise these operations.

Any request for the exercise of the right to allocation of shares transmitted to the Société Générale in its capacity of centralising organisation in the course of a calendar month (hereafter referred to as an "exercise period") will take effect at the closer of the two dates (hereafter referred to as an "exercise date") as follows:

(i) the last trading day of the aforesaid calendar month;

(ii) the 7th trading day preceding the date fixed for reimbursement.

For bonds having the same exercise date, the PERNOD RICARD company may at its discretion choose between:

- the conversion of the bonds into new shares;
- the exchange of the bonds against existing shares;
- the issue of a combination of new shares and existing shares.

All the holders of bonds having the same exercise date will be treated equitably and, if necessary, will have their bonds converted and exchanged in the same proportion, subject to rounding.

The shares will be issued to the bondholders on the 7th trading day following the exercise date.

In the event of the exercise of the right to allocation of shares, no interest will be paid to the bondholders in respect of the period running from the last date of payment of interest preceding the date of exercise to the date on which the shares are issued.

The shares issued following conversion will carry entitlement from the 1st day of the accounting period in which the exercise date falls.

The shares issued following an exchange will be existing ordinary shares carrying entitlement currently and will, with immediate effect from their issue, confer to their holders all the rights attached to the shares, while it is understood that, in the event of detachment of the right to the dividend occurring between the exercise date and the issue date, the bond holders will not have this right to a dividend and will not be entitled to any allowance in respect thereof.

Quotation of the bonds: The bonds will be the subject of a request for admission to the Premier Marché of Euronext Paris S.A.. The planned date of quotation is 13 February 2002.

Quotation of the allocated shares: The new shares resulting from conversion will be the subject of periodic requests for admission to the Premier Marché of Euronext Paris S.A. The existing shares given in exchange will be immediately negotiable on the stock exchange.

NOTE:

- The characteristics of these bonds with the option of conversion and/or exchange to new or existing shares to be issued are described in the note which is to be published in the Bulletin des Annonces légales obligatoires (Bulletin of Statutory Notices) on 8 February 2002 and in the definitive prospectus which was given the Securities and Exchange Commission certificate no. 02-103 on 5 February 2002.

- In addition, the Securities and Exchange Commission has appended the following warning to the definitive prospectus:

  "The Securities and Exchange Commission draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Governed by articles L.228-91 *et seq* of the Commercial Code (formerly 339-1 *et seq* of law no. 66-537 dated 24 July 1966), they do not present certain of the characteristics of the convertible bonds and the exchangeable bonds. In particular, in the event of reimbursement, whether normal or in advance of due date, the bearers, in order to exercise their right to allocation of shares, will have only the time running from the date of the notice announcing the reimbursement (which must be published no later than one month before the date of reimbursement) and the 7th trading day preceding the effective date of reimbursement."

Sicovam code number of these bonds with the option of conversion and/or exchange to new or existing shares: ** 18 828 * – ISIN code FR0000188286 – Symbol YRI.

----

6 février 2002

N° 2002-492

PERNOD RICARD

Emission d'un emprunt de 425 000 041 euros nominal susceptible d'être porté à 488 749 999 euros, représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes PERNOD RICARD d'une valeur nominale unitaire de 107 euros.

(Premier Marché – Obligations convertibles)

I – CADRE DE L'EMISSION

Autorisation de l'assemblée générale – Décisions du conseil d'administration et du président :

En vertu de l'autorisation qui lui a été conférée par l'assemblée générale mixte des actionnaires de la société PERNOD RICARD réunie le 3 mai 2001 dans sa troisième résolution (partie de l'assemblée à caractère extraordinaire), le Conseil d'administration a, dans sa séance du 18 juillet 2001, délégué à son président le soin de mettre en œuvre ou de surseoir jusqu'au 31 décembre 2001 l'émission sans droit préférentiel de souscription des actionnaires, d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, dans la limite d'un montant nominal de l'emprunt de 500 millions d'euros et d'un montant nominal de l'augmentation de capital résultant de la conversion des obligations de 132 976 216,43 euros. Le Conseil d'administration, dans sa séance du 18 décembre 2001, a décidé de renouveler la subdélégation donnée à son Président jusqu'au 31 mai 2002

Conformément à la délégation qui lui a été consentie, le président a décidé, le 4 février 2002 et le 5 février 2002, de fixer les caractéristiques de l'emprunt comme suit.

II – STRUCTURE DU PLACEMENT ET DE L'OFFRE DE SOUSCRIPTION

Droit préférentiel de souscription, délai de priorité : Les actionnaires ont renoncé expressément à leur droit préférentiel de souscription aux obligations. Cette décision emporte également renonciation expresse des actionnaires au droit préférentiel de souscription aux actions nouvelles émises sur conversion des obligations. Il n'est pas prévu de délai de priorité.

Placement : Les obligations qui font l'objet d'un placement global seront offertes :

- en France, auprès d'investisseurs personnes morales ou physiques ;
- hors de France, des Etats-Unis d'Amérique, du Canada et du Japon conformément aux règles propres à chaque pays où s'effectue le placement.

Il n'existe aucune tranche spécifique destinée à un marché particulier.

La diffusion du prospectus ou la vente des obligations peut, dans certains pays, faire l'objet d'une réglementation spécifique. Les personnes en possession du prospectus doivent s'informer des éventuelles restrictions locales et s'y conformer.

Les établissements chargés du placement se conformeront aux lois et règlements en vigueur dans les pays où les obligations seront offertes et notamment les restrictions de placement ci-après.

Restrictions de placement concernant le Royaume-Uni, les Etats-Unis d'Amérique, l'Allemagne, le Canada et le Japon: Voir prospectus définitif visé par la COB le 5 février 2002 sous le n° 02-103.

Période de souscription : Le placement sera effectué du 5 février 2002 au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques restera ouverte du 6 février 2002 au 8 février 2002 inclus.

Organismes financiers chargés du placement. – Les ordres de souscription devront être déposés auprès de J.P. Morgan Securities Ltd. ou de la Société Générale, Chefs de file Teneurs de livre associés, ou de Crédit Agricole Indosuez Lazard Capital Markets, garant, qui assurent le placement.

Service financier : La centralisation du service financier de l'emprunt (paiement des intérêts échus, remboursement des titres amortis,...) sera assurée par la Société Générale. Le service des titres sera également assuré par la Société Générale.

III – CARACTERISTIQUES DES OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES A EMETTRE

Nature, forme et délivrance des obligations : Les obligations qui seront émises par PERNOD RICARD ne constituent ni des obligations convertibles en actions au sens des articles L.225-161 et suivants du Code de commerce ni des obligations échangeables contre des actions au sens des articles L.225-168 et suivants dudit Code, mais des valeurs mobilières donnant droit à l'attribution de titres représentant une quotité du capital au sens des articles L.228-91 et suivants du Code de Commerce.

Les obligations seront émises dans le cadre de la législation française.

Les opérations de règlement-livraison de l'émission se traiteront dans le système RELIT-SLAB de règlement-livraison d'Euroclear France, (code Sicovam 18828, code ISIN FR 0000188286). L'ensemble des obligations composant l'émission seront admises aux opérations d'Euroclear France, qui assurera la compensation des titres entre teneurs de comptes. Les obligations seront également admises aux opérations d'Euroclear Bank S.A./N.V. et de Clearstream Banking, société anonyme.

Les obligations seront inscrites en compte et négociables à compter du 13 février 2002.

Montant nominal de l'emprunt : Le présent emprunt PERNOD RICARD 2,5 % février 2002 / janvier 2008 d'un montant nominal de 425 000 041 euros sera représenté par 3 971 963 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, d'une valeur nominale unitaire de 107 euros. La société a consenti aux Chefs de file, Teneurs de livre aux seules fins de couvrir d'éventuelles sur-allocations une option qui, si elle était exercée, conduirait la société à augmenter le montant nominal de l'emprunt d'au maximum 15% (option de sur-allocation) pour le porter à un maximum de 488 749 999 euros représenté par un nombre d'obligations de 4 567 757.

Prix d'émission : Le pair, soit 107 euros par obligation, payable en une seule fois à la date de règlement.

Date de jouissance et de règlement : 13 février 2002.

Intérêt annuel : Les obligations rapporteront un intérêt annuel de 2,5 % du nominal, soit 2,675 euros par obligation, payable à terme échu le 1er janvier de chaque année. Pour la période du 13 février 2002 au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt de 2,35986 euros par obligation, calculé prorata temporis.

Amortissement normal : Les obligations seront amorties en totalité le 1er janvier 2008 par remboursement au prix de 119,95 euros par obligation, soit environ 112,10 % de la valeur nominale des obligations.

Durée de l'emprunt : 5 ans et 322 jours à la date de règlement.

Taux de rendement actuariel brut : 4,35 % à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).

Amortissement anticipé : La société pourra, à son seul gré, à tout moment, procéder à un amortissement anticipé :

- par rachats en bourse ou hors bourse ou par offres publiques ;
- par remboursement à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière date de paiement d'intérêt et la date de remboursement effective, un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 4,35 %, lorsque moins de 10 % des obligations émises restent en circulation

Exigibilité anticipée des obligations en cas de défaut : Les obligations deviendront exigibles, dans les cas et selon les modalités prévus dans le prospectus, en cas de défaut de l'émetteur ou de l'une de ses filiales importantes telles que définies dans le prospectus définitif ayant reçu le visa n° 02-103 le 5 février 2002.

Information du public à l'occasion du remboursement normal ou d'un remboursement anticipé : La décision de la société de procéder au remboursement normal ou anticipé fera l'objet, au plus tard un mois avant la date de remboursement, d'un avis publié au Journal Officiel (pour autant que la réglementation en vigueur l'impose), d'un avis financier publié dans la presse et d'un avis d'Euronext Paris S.A.

Conversion et/ou échange des obligations en actions : Les porteurs d'obligations auront, à tout

moment à compter du 13 février 2002 jusqu'au 7ème jour ouvré qui précède la date de remboursement, la faculté d'obtenir l'attribution, au gré de la société PERNOD RICARD, d'actions nouvelles et/ou d'actions existantes de la société (ci-après désigné le "droit à l'attribution d'actions") qui seront libérées et/ou réglées par voie de compensation de leur créance obligataire, à raison d'UNE action PERNOD RICARD (le "ratio d'attribution") pour UNE obligation, sous réserve d'ajustements prévus pour maintenir les droits des obligataires et des modalités de règlement des rompus. La société pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

Pour exercer le droit à l'attribution d'actions, les porteurs d'obligations devront en faire la demande auprès de l'intermédiaire chez lequel leurs titres sont inscrits en compte. La Société Générale assurera la centralisation de ces opérations.

Toute demande d'exercice du droit à l'attribution d'actions parvenue à la Société Générale en sa qualité de centralisateur au cours d'un mois civil (ci-après désigné une "période d'exercice") prendra effet à la plus proche des deux dates (ci-après désignée une "date d'exercice") suivantes :

(i) le dernier jour ouvré dudit mois civil ;

(ii) le 7ème jour ouvré qui précède la date fixée pour le remboursement.

Pour les obligations ayant la même date d'exercice, la société PERNOD RICARD pourra à son gré choisir entre :

- la conversion des obligations en actions nouvelles ;
- l'échange des obligations contre des actions existantes ;
- la livraison d'une combinaison d'actions nouvelles et d'actions existantes.

Tous les porteurs d'obligations ayant la même date d'exercice seront traités équitablement et verront leurs obligations, le cas échéant, converties et échangées dans la même proportion, sous réserve des arrondis.

Les porteurs d'obligations recevront livraison des actions le 7ème jour ouvré suivant la date d'exercice.

En cas d'exercice du droit à l'attribution d'actions, aucun intérêt ne sera payé aux porteurs d'obligations au titre de la période courue entre la dernière date de paiement d'intérêt précédant la date d'exercice et la date à laquelle intervient la livraison des actions.

Les actions émises à la suite d'une conversion porteront jouissance du 1er jour de l'exercice social dans lequel se situe la date d'exercice.

Les actions remises à la suite d'un échange seront des actions ordinaires existantes portant jouissance courante qui conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions, étant entendu que, dans l'hypothèse où un détachement du droit au dividende interviendrait entre la date d'exercice et la date de livraison, les porteurs d'obligations ne disposeront pas de ce droit au dividende et n'auront droit à aucune indemnité à ce titre.

Cotation des obligations : Les obligations feront l'objet d'une demande d'admission au Premier Marché d'Euronext Paris S.A.. Leur date de cotation prévue est le 13 février 2002.

Cotation des actions attribuées : Les actions nouvelles résultant de la conversion feront l'objet de demandes d'admission périodiques au Premier Marché d'Euronext Paris S.A. Les actions existantes remises en échange seront immédiatement négociables en bourse.

NOTA :

- Les caractéristiques de ces obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes à émettre sont décrites dans la notice qui sera publiée au Bulletin des Annonces légales obligatoires du 8 février 2002 et dans le prospectus définitif ayant reçu de la Commission des opérations de bourse le visa n° 02-103 en date du 5 février 2002.

- Par ailleurs, la Commission des opérations de bourse a apposé sur le prospectus définitif l'avertissement suivant :

" La Commission des opérations de bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L.228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédant la date effective de remboursement. "

Numéro de code Sicovam des présentes obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes : ** 18 828* – code ISIN FR0000188286 - Symbol YRI.

N° 2002 - 548

PERNOD RICARD

Admission sur le premier marché le 13 février 2002 d'un emprunt de 488 749 999 euros nominal représenté par 4 567 757 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes PERNOD RICARD d'une valeur nominale unitaire de 107 euros.

(Premier marché – Obligations convertibles)

Complément à l'avis n° 2002-492 du 6 février 2002

I - MONTANT NOMINAL DEFINITIF DE L'EMPRUNT

Après exercice de l'option de surallocation par les organismes financiers chargés du placement, le montant nominal définitif de l'emprunt PERNOD RICARD 2,50% février 2002/janvier 2008 a été fixé à 488 749 999 euros, représenté par 4 567 757 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes d'une valeur nominale unitaire de 107 euros.

II - CARACTERISTIQUES DES OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES

Les caractéristiques de ces obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes sont décrites :

- dans la notice publiée au Bulletin des Annonces Légales Obligatoires du vendredi 8 février 2002, ainsi que dans la notice complémentaire qui sera publiée au Bulletin des Annonces légales obligatoires du 13 février 2002 ;
- dans le prospectus définitif ayant reçu de la Commission des opérations de bourse le visa n° 02-092 en date du 5 février 2002 ;
- dans l'avis de Euronext Paris SA n° 2002-492 du 6 février 2002.

III - COTATION ET REGLEMENT/LIVRAISON DES OBLIGATIONS A OPTION DE CONVERSION ET/OU D'ECHANGE EN ACTIONS NOUVELLES OU EXISTANTES

Cotation : A partir du 13 février 2002, les 4 567 757 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes PERNOD RICARD 2,50% février 2002/ janvier 2008 seront cotées en continu, groupe de valeur **35**, sous le numéro de code Sicovam ** 18 828 *, code ISIN FR0000188286, Mnémonique **YRI.**

Règlement/livraison : A partir du 13 février 2002, les obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes PERNOD RICARD 2,50% février 2002/janvier 2008 seront admises dans le système RELIT de règlement/livraison .

PERNOD RICARD

Admitted to listing on the Premier Marché on 13 February 2002 of securities for a registered amount of EUR 488,749,999 represented by 4,567,757 bonds with the option of conversion and/or exchange for new or existing shares of a unitary registered value of EUR 107.

(Premier Marché – Convertibles bonds)

Supplement to the notice known as avis 2002-492 dated 6 February 2002

I - REGISTERED AMOUNT OF THE BONDS

The final registered amount of the securities PERNOD RICARD 2,50% February 2002/January 2008 amounts to 488,749,999 euros, represented by 4,567,757 bonds with an option of conversion and/or exchange for new or existing shares (Océanes) of a registered unitary value of 107 euros.

II - FEATURES OF THE BONDS WITH AN OPTION OF CONVERSION AND/OR EXCHANGE FOR NEW OR EXISTING SHARES

The features of these bonds with an option of conversion and/or exchange for new or existing shares are described:

- In the notice published in the *Gazette* of *Compulsory Legal Announcements (BALO)* dated 8 February 2002 and its amendment which will be published on 13 February 2002 ;
- In the final prospectus that was approved with the number 02-092 on 5 February 2002 by the "Commission des Opérations de Bourse" ;
- In the notice of Euronext Paris SA number 2002-492 dated 6 February 2002.

III - TRADING AND REGULATIONS/DELIVERY OF THE BONDS WITH AN OPTION OF CONVERSION AND/OR EXCHANGE FOR NEW OR ALREADY EXISTING SHARES

Trading : From 13 February 2002, the 4,567,757 Océanes PERNOD RICARD 2,50% February 2002/January 2008 will be traded in continu, securities group 35, Symbol YRI, under the code number Sicovam **18 828* - ISIN code FR0000188286.

Regulations/delivery : From 13 February 2002, the Océanes PERNOD RICARD 2,50% February 2002/January 2008 will be listed on the subsidiary stock exchange of the RELIT regulations/deliveries procedures.

Pernod Ricard

02 APR 15 AM 9:12

Bonds convertible and/or exchangeable into new or existing PERNOD RICARD shares

Obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes

The bonds convertible and/or exchangeable into new or existing shares of PERNOD RICARD (the "Bonds") are being offered by way of a public offering in France and an offering to institutional investors in and outside France.

This document should be read in conjunction with the English translation of the French language *Document de Référence* of PERNOD RICARD (the "Company") which was registered by the *Commission des Opérations de Bourse* under number R.01-115 dated April 17, 2001.

THIS DOCUMENT CONTAINS A NON CERTIFIED TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE *NOTE D'OPÉRATION DÉFINITIVE* RELATING TO THE ISSUE OF THE BONDS WHICH RECEIVED *VISA* NO. 02-103 DATED FEBRUARY 5, 2002 OF THE *COMMISSION DES OPÉRATIONS DE BOURSE*. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE *NOTE D'OPÉRATION DÉFINITIVE* SHALL PREVAIL.

Application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. with effect as of February 13, 2002. The existing shares of PERNOD RICARD are listed on the *Premier Marché* of Euronext Paris S.A., and on the Frankfurt Stock Exchange. Such shares are also traded on the SEAQ International of London, as well as in the United States in the form of ADR (OTC Market).

JPMorgan **SG Investment Banking**

The date of this document is February 5, 2002

The distribution of this document and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Persons receiving this document are required by PERNOD RICARD and the underwriters to familiarize themselves with, and to observe, any such restrictions. This document does not constitute an offer of, or an invitation to purchase any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Bonds, or the circulation or distribution of this document or any other offering material, where action for that purpose is required.

THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE *COMMISSION DES OPÉRATIONS DE BOURSE* AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE BONDS TO THE PUBLIC IN FRANCE.

The delivery of this document, or any sale made in connection with the offer of the Bonds, shall not under any circumstances imply that the information herein contained is correct at any time subsequent to the date hereof or that there has been no change in the affairs of PERNOD RICARD and its consolidated subsidiaries since the date of this document.

The Bonds and the shares to be issued upon conversion or delivered upon exchange of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The Bonds are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S under the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

This communication is directed only to persons who (i) are outside the United Kingdom or (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The offering is being conducted pursuant to the standards and requirements of French law.

No person has been authorized to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorized.

Pernod Ricard

A French limited liability company (*Société Anonyme*),
with a share capital of EUR 174,798,646
Registered Office : 142, boulevard Haussmann – 75379 Paris Cedex 08
Registered with the Paris Registry of Companies and Commerce
under number 582 041 943 (58 B 4194)

FINAL PROSPECTUS
(NOTE D'OPÉRATION DÉFINITIVE)

MADE AVAILABLE TO THE PUBLIC IN RESPECT TO THE ISSUE AND LISTING ON THE *PREMIER MARCHÉ* OF EURONEXT PARIS S.A. OF EUR 425,000,041 TOTAL NOMINAL VALUE, WHICH MAY BE INCREASED TO A MAXIMUM NOMINAL VALUE OF EUR 488,749,999 OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES WITH A NOMINAL VALUE OF EUR 107 PER BOND

(*OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE, EN ACTIONS NOUVELLES OU EXISTANTES*)

A legal notice will be published in the *Bulletin des annonces légales obligatoires* on February 8, 2002.

COB

Visa of the *Commission des Opérations de Bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code (*Code Monétaire et Financier*), the *Commission des Opérations de Bourse* granted *visa* no. 02-103, dated February 5, 2002 to this final prospectus, in accordance with the provisions of its regulation 98-01. This final prospectus has been drafted by the issuer and renders the signatories thereof liable. The *visa* does not imply approval of the suitability of the transaction or authentication of the accounting and financial items included. It has been granted after review of the relevance and consistency of the information given in light of the transaction offered to investors.

Warning

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.

This final prospectus consists of:

- the reference document (*Document de Référence*) of PERNOD-RICARD, which was registered with the *Commission des Opérations de Bourse* on April 17, 2001, under the number R.01-115;
- the preliminary prospectus (*Note d'Opération Préliminaire*) which was registered with the *Commission des Operations de Bourse* on February 5, 2002, under number 02-092; and
- this final prospectus.

Copies of this prospectus are available free of charge at the offices of the financial institutions in charge of the placement, as well as at the registered office of PERNOD-RICARD, 142, boulevard Haussmann, 75379 Paris Cedex 08.

JPMorgan **SG Investment Banking**

Joint Lead Managers and Joint Bookrunners

CHARACTERISTICS OF THE BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

NUMBER OF BONDS ISSUED

The number of bonds convertible and/or exchangeable into new or existing shares of the Company ("the Bonds") issued is 3,971,963, representing a total nominal value of EUR 425,000,041. Such amount may be increased by up to 15%, to a maximum total nominal value of EUR 488,749,999, for a maximum number of Bonds of 4,567,757, in the case of exercise of the over-allotment option.

NOMINAL VALUE PER BOND

The nominal value per Bond has been fixed at EUR 107.

ISSUE PRICE

Par value to be paid in full at the settlement date.

ISSUE DATE AND SETTLEMENT DATE

On February 13, 2002.

TERM OF THE BONDS

5 years and 322 days from the settlement date.

ANNUAL INTEREST

The Bonds will bear interest at a rate of 2.50% per annum equivalent to EUR 2.675 per Bond, payable annually in arrears on January 1st of each year. Interest for the period between February 13, 2002, the settlement date of the Bonds, and December 31, 2002, will be payable on January 1, 2003 in an amount of EUR 2.35986 per Bond.

GROSS YIELD TO MATURITY

4.35% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of early redemption).

REDEMPTION AT MATURITY

Redemption in full on January 1, 2008 at a price of EUR 119.95 per Bond representing approximately 112.10% of the nominal value of the Bonds.

EARLY REDEMPTION

Possible, at any time, at the Company's option·

- by means of purchases on or off the stock exchange or by means of a public offer; or
- at an early redemption price which guarantees to the initial subscriber, after taking into consideration the coupons paid in previous years and the interest to be paid on account of the period running between the last Interest Payment Date and the date of redemption, a yield equivalent to that which would have been obtained on redemption at maturity if less than 10% of the Bonds issued remain outstanding.

EARLY REDEMPTION IN THE EVENT OF DEFAULT

The Bonds will be redeemable in the event of a default by the Company or one of its Significant Subsidiaries as defined in paragraph 2.2.7.6. ("Early Redemption of the Bonds in the Event of Default").

CONVERSION AND/OR EXCHANGE OF THE BONDS FOR SHARES

The Bondholders may request the conversion and/or exchange of the Bonds for PERNOD RICARD shares at any time, from February 13, 2002 until the seventh business day preceding the date set for redemption, at the conversion/exchange ratio of one share per Bond, subject to the adjustments provided for in paragraph 2.5.7.3. ("Financial Transactions"). The Company may, at its option, deliver new and/or existing shares.

PREFERENTIAL SUBSCRIPTION RIGHTS AND PRIORITY SUBSCRIPTION PERIOD

The shareholders of the Company have waived their preferential subscription rights and no priority subscription period is applicable.

SUBSCRIPTION PERIOD

The offer will take place from February 5, 2002, up to February 8, 2002 inclusive, and may be closed without prior notice. Subscription by individuals shall remain open from February 6, 2002, up to February 8, 2002 inclusive.

RIGHTS ATTACHED TO NEW SHARES ISSUED FOLLOWING CONVERSION OF THE BONDS

Shares to be issued on conversion shall bear all rights from the first day of the fiscal year in which the Bonds are converted.

RIGHTS ATTACHED TO EXISTING SHARES DELIVERED AFTER EXCHANGE OF THE BONDS

Shares delivered on exchange shall be existing ordinary shares conferring on their holders from the date of delivery all the rights attached to shares.

STOCK EXCHANGE PRICE OF ONE SHARE

On February 5, 2002: EUR 83.90.

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE PROSPECTUS AND THE AUDIT OF THE ACCOUNTS

1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS

Patrick Ricard, Chairman of the Board of Directors (*Président du Conseil d'administration*).

1.2 CERTIFICATE

"To our knowledge, the information in this *Note d'Opération Définitive* is true and accurate. This document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position, financial results and prospects of PERNOD RICARD and its subsidiaries, as well as to the rights attached to the securities being offered. No information has been omitted that would alter the meaning of the contents of this document".

Patrick Ricard
Chairman of the Board of Directors

1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.3.1 For PERNOD RICARD

1.3.1.1 Appointed Statutory Auditors

Compagnie Consulaire d'expertise comptable Jean Delquié,
represented by Mr. Jean Delquié and Mr. Benoît Flechon,
84, boulevard de Reuilly – 75012 Paris

First appointed by the ordinary general shareholders' meeting of May 12, 1993, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2004.

Société d'Expertise Comptable A. & L. Génot Groupe RSM Salustro Reydel,
represented by Mr. Alain L. Génot,
Le Grand Pavois, 320, avenue du Prado – 13268 Marseille Cedex 08

First appointed by the ordinary general shareholders' meeting of June 11, 1987, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2004.

Cabinet Mazars & Guérard,
represented by Mr. Frédéric Allilaire and Mr. Xavier Charton,
Le Vinci, 4 allée de l'Arche – 92075 La Défense Cedex

First appointed by the ordinary general shareholders' meeting of June 11, 1987, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2003.

1.3.1.2 Substitute Statutory Auditors

Société Salustro Reydel,
8, avenue Delcassé – 75008 Paris
Mr. José Marette
Le Vinci, 4 allée de l'Arche – 92075 La Défense Cedex.

1.3.1.3 Certificate of the Statutory Auditors

(Free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statement and auditor's report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

As statutory auditors of PERNOD RICARD and in accordance with rule 98-01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this *Note d'Opération Définitive* relating to the historical financial statements of the Company, established for the purpose of the issuance of bonds convertible into new shares and/or exchangeable into existing shares, and the listing of such bonds on the *Premier Marché* of Euronext Paris SA.

This *Note d'Opération Définitive* completes the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115, which included our report dated April 11, 2001, and the preliminary prospectus which was registered with the *Commission des Opérations de Bourse* on February 5, 2002, under number 02-092.

The Company's Chairman of the Management Board, M. Patrick Ricard, was responsible for the preparation of this *Note d'Opération Définitive*. Our responsibility is to report on the fairness of the information presented in this *Note d'Opération Définitive* relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in this *Note d'Opération Définitive* in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have uncovered, based on our general knowledge of the Company obtained during the course of our engagement. This document does not include distinct forecast data or information prepared through a structured process.

The individual financial statements and the consolidated financial statements approved by the Board of directors were audited in accordance with standards applicable in France by us for the financial years ended December 31, 1998, December 31, 1999 and December 31, 2000 and were certified without reservation or observation.

The interim financial statements, prepared under the responsibility of the Management Board of the Company, have been the subject of a limited review by us as of June 30, 1999, as of June 30, 2000 and as of June 30, 2001, in accordance with professional standards applicable in France. The report was not qualified and did not include an emphasis of matter paragraph.

The pro forma accounts of PERNOD RICARD for the years ended December 31, 1999, December 31, 2000 and for the periods ended June 30, 1999, June 30, 2000 and June 30, 2001, prepared by the Company have been reviewed by us in accordance with professional standards applicable in France. In the course of our review, which has been the subject of a report, we found that management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the transfer of Orangina-Pampryl-Yoo Hoo, the related pro forma adjustments give appropriate effect to those assumptions, and the accounting principles used are consistent with those used to prepare the most recent consolidated financial statements of PERNOD RICARD.

With respect to the pro-forma financial information contained in the present *Note d'Opération Définitive*, we draw attention to the fact that such financial information attempts to present the effect on historical accounting and financial information of the occurrence, at a date prior to its actual occurrence, of a given transaction or event. Such pro-forma financial information is thus not

necessarily representative of the financial situation or the results that would have been recognized had the event *actually occurred* at a *date prior to that at which it actually occurred or was* reasonably expected to occur.

Based on the procedures performed, we have nothing to report regarding the fairness of the information relating to the financial situation and the financial statements presented in this *Note d'Opération Définitive* prepared in connection with the issuance and listing on the *Premier Marché* of Euronext Paris SA of bonds convertible into new shares and/or exchangeable into existing shares.

Paris and Marseille, on
February 5, 2002
The statutory auditors

CCC – Jean Delquié	**S.E.C. A. & L. Génot** **Groupe RSM Salustro Reydel**	**Cabinet Mazars & Guérard**
Jean Delquié **Benoît Flechon**	**Alain L. Génot**	**Frédéric Allilaire** **Xavier Charton**

1.3.2 For Seagram

1.3.2.1 Certificate

The information relating to the Seagram Spirits and Wines Business (assets acquired by PERNOD RICARD and Diageo) for the fiscal year ended June 30, 2000 and June 30, 1999, contained in this prospectus at paragraph 7.2.3., comes and is translated from the following documents:

- The report called *Form* 10-K for the fiscal year ended June 30, 2000, Annual Report in accordance with articles 13 and 15 (d) of the Securities Exchange Act of 1934, registered with the Securities and Exchange Commission under number 1-2275, as signed by Frank Mergenthaler, First Vice-President, Finance and Head of Financial Services, on September 28, 2000.

- The report called *Form* 8-K, registered with the Securities and Exchange Commission on August 17, 2000 under number 1-2275, in accordance with the Securities Exchange Act of 1934, as certified by Brian C. Mulligan on August 17, 2000.

The information relating to the Seagram Spirits and Wines Business (assets acquired by PERNOD RICARD and Diageo) for the fiscal year ended June 30, 2001 contained in this prospectus at paragraph 7.2.3. was derived from the management of the Seagram Spirits and Wines Business. These financial statements issued in accordance with US GAAP standards have not been reviewed by statutory auditors.

More generally the information relating to the assets acquired by PERNOD RICARD from the Seagram Spirits and Wines Business for 2001 contained in paragraph 7.2. was derived from the management of the Seagram Spirits and Wines Business. This information comes from the management accounts held for the Seagram Spirits and Wines Business and has not been reviewed by statutory auditors.

Furthermore, at the request of Vivendi Universal, it should be noted that such information relating to the Seagram Spirits and Wines Business as at June 30, 2001, un-audited and established in accordance with US GAAP standards, may not reflect ongoing results of such Business under PERNOD RICARD's ownership.

1.4 PERSON RESPONSIBLE FOR INFORMATION

Patrick de Borredon
Investor Relations Vice President
142, boulevard Haussmann – 75379 Paris Cedex 08
Telephone: (33) 1 40 76 77 47
Fax: (33) 1 45 62 22 75
E-mail: pdeborredon@pernod-ricard.fr

CHAPTER II

ISSUE AND ADMISSION TO THE *PREMIER MARCHÉ* OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING PERNOD RICARD SHARES

2.1 INFORMATION RELATING TO THE ISSUE

2.1.1 Authorizations

2.1.1.1 Shareholders' Meeting Authorizing the Issue

Having considered the report of the Board of Directors and the special auditor's report, and pursuant to the provisions of the *Code de commerce* and, in particular, Article L. 225-129-III, the combined general shareholders' meeting of PERNOD RICARD (the "Company"), held on May 3, 2001, in compliance with the rules relating to quorum, and the requirements for voting for extraordinary general shareholders' meetings, in its third resolution:

- delegated to the Board of Directors all necessary powers to increase the capital, once or in several stages, in the amounts and at the times that it decides, on the French and/or international market, through public offerings, by issuing, either in euros or foreign currencies or any other unit of account determined by reference to a group of currencies, shares, bonds and/or securities providing immediate or future access, at any time or on a fixed date, to shares in the company by subscription, conversion, exchange, reimbursement, coupon entitlement or in any other way, with the exception of preference shares;

- set at twenty-six months the validity period of the present delegation, to run from the meeting held on May 3, 2001;

- decided to fix, as set forth hereafter, limits to the size of authorized issues, in the event the Board of Directors uses this delegation of power (noting that such limits also include the overall nominal amount of shares issued directly or indirectly pursuant to the second resolution relating to the issues that maintain preferential rights of subscription):

  - the overall nominal amount of shares that can be issued pursuant to these delegations shall not exceed a ceiling amount of FF 872,266,800 or EUR 132,976,216.43. Consequently, they shall not increase the capital of the company to an amount greater than FF 2,000,000,000 or EUR 304,898,034.47. This ceiling amount shall include the overall nominal value of additional shares that might be issued to maintain, pursuant to applicable legal provisions, the rights of holders of securities with rights to acquire shares;

  - the maximum nominal amount of securities representing indebtedness of the company that can be issued shall not exceed a ceiling amount of EUR 1,500 billion or the equivalent in foreign currencies or in any other unit of account determined by reference to a group of currencies;

- decided to cancel the preferential subscription rights of shareholders to securities falling within the framework of this resolution, while leaving the Board of Directors nevertheless with the option to confer on shareholders, within a time period and on the basis of the methods that it shall determine a priority subscription, for all or part of an issue, that shall not create transferable rights and that shall be applied proportionally to the number of shares possessed by each shareholder and that might include a subscription right for excess shares, it being specified that after this priority period, unsubscribed securities shall be offered to the public;

- acknowledged and decided, insofar as is required, that this delegation implies express waiver of shareholder preferential rights to subscribe to securities to which the issued securities give rights;

- decided that the amount acquired or that should be acquired by the Company for each of the shares issued in the framework of this delegation of power, after taking into account, in the event independent stock warrants are issued, the issuance price of such warrants, shall be at least equal to the average opening share price observed over ten consecutive stock market days selected from the twenty stock market days preceding the launch of the aforementioned securities, if necessary correcting this average to take into account the entitlement date;

- decided that the Board of Directors shall have all necessary powers to carry out, under the conditions provided for in law, the authorized issues of securities increasing the capital, to ascertain they have been implemented and effect the corresponding modifications to the statutes and, where applicable, to delegate to the Chairman all necessary powers to carry out the increase in capital, as well as to defer such increase within the limits and according to the methods that the Board of Directors may have previously determined.

2.1.1.2 Decision of the Board of Directors and of the Chairman

Pursuant to the authorization granted to it by the combined general shareholders' meeting of the Company, held on May 3, 2001, in its third resolution (taken in an extraordinary shareholders' meeting), the Board of Directors, in its meeting held on July 18, 2001, delegated to the Chairman the task of carrying out or postponing until December 31, 2001, the issue of bonds convertible and/or exchangeable into new or existing shares, without preferential shareholders' subscription rights, for up to a nominal amount of EUR 500 million and an increase in the nominal share capital resulting from the conversion of Bonds of EUR 132,976,216.43. The Board of Directors, in its meeting held on December 18, 2001, decided to renew such delegation until May 31, 2002.

By virtue of the delegation granted to him by the Board of Directors, the Chairman decided on February 4, 2002 and February 5, 2002 to fix the final terms and conditions of the issue as follows.

2.1.2 Number and Nominal Value of the Bonds – Proceeds of the Issue

2.1.2.1 Number and Nominal Value of the Bonds

The number of bonds convertible and/or exchangeable into new or existing shares of the Company ("the Bonds") issued is 3,971,963, representing a total nominal value of EUR 425,000,041. Such amount may be increased by up to 15%, to a maximum total nominal value of EUR 488,749,999, for a maximum number of Bonds of 4,567,757, if the over-allotment option granted by the Company to the Lead Managers and Bookrunners is exercised.

2.1.2.2 Proceeds of the Issue

The gross proceeds of the issue will be EUR 425,000,041 and may be increased to EUR 488,749,999.

The net proceeds of the issue paid to the Company after deducting from the gross proceeds the fees due to the financial intermediaries and the legal and administrative costs, will be of approximately EUR 419.05 million, which may be increased to EUR 481.91 million.

2.1.3 Structure of the Issue

2.1.3.1 Offering

The Bonds, which are part of a global offering, will be offered:

- in France, to legal entities and individuals;

- outside France, the US, Canada and Japan, in accordance with the rules applicable to each jurisdiction in which the Bonds are offered.

No specific tranche of Bonds is designated for a particular market.

2.1.3.2 Selling Restrictions

The distribution of this prospectus and the offer or sale of the Bonds may, in certain countries, be subject to specific regulations. Persons in possession of this prospectus should familiarize themselves and comply, with any local restrictions.

The institutions responsible for the offering (see paragraph 2.1.7 hereafter "Financial Institutions Responsible for Placement") will comply with the laws and regulations in effect in jurisdictions in which the placement of the Bonds is made and, in particular, with the selling restrictions set forth below.

United Kingdom Selling Restrictions

Each institution involved in the offering agrees that:

1 it has not offered or sold, and will not offer or sell, any Bonds in the United Kingdom, except to persons whose ordinary activities consist of acquiring, holding, managing or selling investments (as principal or agent) in the course of their business or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 (the "FSMA") as amended;

2 it is an investment professional within the meaning of Article 19 (S) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001;

3 it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company;

4 it has complied with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

5 it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

United States Selling Restrictions

The Bonds and the shares of PERNOD RICARD to be issued upon conversion and/or delivered upon exchange of the Bonds, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and, may not be offered or sold in the United States of America.

The Bonds will be offered and sold exclusively outside the United States in offshore transactions in accordance with Regulation S of the Securities Act.

Terms used in the preceding two paragraphs have the respective meanings ascribed to such terms in Regulation S under the Securities Act.

Germany Selling Restrictions

Each institution involved in the offering acknowledges that no sales prospectus (*Verkaufsprospekt*) for the Bonds has been or will be published in Germany and each institution involved in the offering will comply with the German Securities Sales Prospectus Act (*Verkaufsprospektgesetz*) of December 13, 1990, as amended (the "Prospectus Act"). In particular, each institution involved in the offering undertakes not to offer or sell any Bonds in Germany, except based on one of the exemptions from the sales prospectus requirement set forth in the Prospectus Act.

Canada and Japan Selling Restrictions

Each institution responsible for conducting the offering agrees that it has not offered nor sold, and will not offer or sell, the Bonds in Japan or Canada.

2.1.4 Preferential Subscription Rights, Priority Subscription Period

The shareholders have expressly waived their preferential subscription rights to the Bonds at the combined general shareholders' meeting of May 3, 2001. This decision includes an express waiver of their preferential subscription rights to the new shares to be issued on conversion of the Bonds.

No priority subscription period is applicable.

2.1.5 Intention of the Main Shareholders

La Société Immobilière et Financière pour l'Alimentation and SA Paul Ricard, which respectively hold, as at December 18, 2001, 10.24% and 11.63% of the share capital of PERNOD RICARD, representing 16.66% and 19.00% of the voting rights, have indicated that they will not subscribe to the issue.

2.1.6 Subscription Period

The offer of the Bonds will take place from February 5, 2002 up to February 8, 2002 inclusive, and may be closed without prior notice. Subscription by individuals will remain open from February 6, 2002 up to February 8, 2002 inclusive.

2.1.7 Financial Institutions Responsible for the Placement

Subscription orders must be placed with J.P. Morgan Securities Ltd. or Société Générale, Joint Lead Managers and Joint Bookrunners or Crédit Agricole Indosuez Lazard Capital Markets, which are carrying out the placement.

2.2 TERMS AND CONDITIONS OF THE BONDS

2.2.1 Nature, Form and Delivery of the Bonds

The Bonds to be issued by PERNOD RICARD constitute neither bonds convertible into shares (*obligations convertibles en actions*), within the meaning of Articles L.225-161 et seq. of the *Code de commerce*, nor bonds exchangeable for shares (*obligations échangeables contre des actions*), within the meaning of Articles L.225-168 et seq. of the *Code de Commerce*, but rather constitute securities carrying rights to shares, within the meaning of Article L.228-91 et seq. of the *Code de commerce*.

The Bonds will be issued in accordance with French law.

The Bonds will be in either bearer or registered form, at the option of the holders. The Bonds will in any event be credited to accounts (*inscrites en comptes*) held, as the case may be, by:

- Société Générale acting on behalf of the Company in respect of fully registered Bonds (*nominatifs purs*);
- an authorized financial intermediary (*intermédiaire financier habilité*) and Société Générale acting on behalf of the Company in respect of Bonds in administered registered form (*nominatifs administrés*);
- an authorized financial intermediary (*intermédiaire financier habilité*) in respect of bonds in bearer form.

Settlement and delivery will take place through the Euroclear France RELIT-SLAB system of settlement and delivery (formerly Sicovam S.A.), code Sicovam 18 828.

The Bonds will be accepted for clearance through Euroclear France, which will ensure the clearing of Bonds between account holders. The Bonds will also be accepted for clearance through the Euroclear Bank S.A./N.V. and Clearstream Banking, S.A.

It is expected that the bonds will be credited to the accounts (*inscrites en compte*) and transferable as from February 13, 2002.

2.2.2 Nominal Value of each Bond – Issue Price

The nominal value of the Bonds has been fixed at EUR 107. The Bonds will be issued at par i.e. EUR 107.

2.2.3 Issue Date

On February 13, 2002.

2.2.4 Settlement Date

On February 13, 2002.

2.2.5 Nominal Interest Rate

2.50%

2.2.6 Annual Interest

The Bonds will bear interest at a rate of 2.50% per annum, equivalent to EUR 2.675 per Bond, payable annually in arrear on January 1st of each year beginning with January 1, 2003 (each of these dates being an "Interest Payment Date"). For the period from February 13, 2002, the settlement date, to December 31, 2002, an interest in an amount of EUR 2.35986 per Bond will be payable on January 1, 2003.

All interest payments relating to an interest period of less than one year will be calculated on a basis equivalent to the product of (i) the above annual interest rate, and (ii) the ratio of (a) the number of days accrued since the last Interest Payment Date (or if such is not the case, from the Bond settlement date) and (b) 365, or 366, depending on the exact number of calendar days included between the next Interest Payment Date and the same date of the preceding year.

Interest will cease to accrue from the date of redemption of the Bonds.

Claims in respect of interest will become void after a period of five years from the due date of such interest.

2.2.7 Redemption, Reimbursement

2.2.7.1 Redemption at Maturity

The Bonds will be redeemed in full on January 1, 2008 at a price of EUR 119.95 per Bond representing approximately 112.10% of the nominal value of each Bond.

Claims in respect of the principal will become void after a period of 30 years from the due date of redemption.

2.2.7.2 Early Redemption by Repurchase or Public Offer

The Company reserves the right to redeem the Bonds at any time, without limitation on price or quantity, by repurchasing the Bonds, either on or off the stock exchange or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding.

2.2.7.3 Early Redemption at the Company's Option

1 The Company may, at its sole option, redeem at any time all of the Bonds outstanding at an early redemption price which guarantees to the initial subscriber, at the date of redemption, after taking into consideration the coupons paid in previous years and the interest to be paid on account of the period running between the last Interest Payment Date and the date of redemption, a yield equivalent to that which he would have obtained on redemption at maturity, i.e. a yield of 4.35%, if less than 10% of the Bonds issued remain outstanding.

2 In the case specified in paragraph 1 above, the Bondholders shall remain entitled to exercise their right to convert/exchange the Bonds for the shares in accordance with the provisions set forth in paragraph 2.5 ("Conversion and/or Exchange of Bonds for Shares") below.

2.2.7.4 Publication of Information at the Time of Early Redemption or Redemption at Maturity

Information relating to the number of Bonds redeemed, converted or exchanged and to the number of Bonds still outstanding shall be provided each year to Euronext Paris S.A. for publication and may be obtained from the Company or the fiscal and paying agent.

In the event that the Company decides to redeem the Bonds upon or prior to maturity, a notice to that effect shall be published (if required by French regulations at that time) in the *Journal Officiel*, in a financial paper having a general distribution in France and in a notice issued by Euronext Paris S.A., at the latest one month prior to the redemption date.

2.2.7.5 Cancellation of Bonds

Bonds redeemed upon or prior to maturity, Bonds repurchased on or off the stock exchange or by way of public offer, as well as converted or exchanged Bonds, shall cease to be considered *outstanding and shall be cancelled in accordance* with French law.

2.2.7.6 Early Redemption of the Bonds in the Event of Default

Upon approval of a resolution passed by a majority of the Bondholders gathered in a general meeting, the representative of the collective group of Bondholders (the "*Masse*") may, by written notice sent to the Company, with a copy to the centralizing agent, require that all the Bonds be redeemed at the early redemption price calculated in accordance with paragraph 2.3.7.3 ("Early Redemption at the Company's Option") plus the interest accrued from the last Interest Payment Date to the effective redemption date, under the following circumstances:

(a) in the event the Company fails to make payment of the interest due in respect of any Bond and the Company does not remedy such default within a period of 3 business days from such due date;

(b) if the Company fails to perform or observe any of its other obligations under the terms of the Bonds, and such failure is not remedied within 10 business days from the date on which written notice of such failure shall have been given to the Company by the representative of the *Masse* of the Bondholders;

(c) if the Company or one of its Significant Subsidiaries (as defined below) fails to pay any amount due under any of its other indebtedness in respect of borrowed money (*dettes d'emprunt*) or guarantee in respect of borrowed money (*garantie d'emprunt*) when due, or by the end of any applicable grace period and if such indebtedness or guarantee exceeds EUR 10 million; or

(d) if a situation of early redemption were to arise with respect to any other indebtedness of the Company or of one of its Significant Subsidiaries (as defined below), and if such other indebtedness were to have consequently been declared subject to early redemption; or

(e) if the Company or any of its Significant Subsidiaries, (as defined below), should request the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its main creditors or is subject to liquidation proceedings (*liquidation judiciaire*) or to the transfer of its entire business (*cession totale de l'entreprise*) or any other equivalent measure or procedure; or

(f) if the shares of the Company are no longer admitted to trading on the *Premier Marché* of Euronext Paris S.A. or on a regulated or similar market within the European Union; or

(g) in any other circumstance having, by virtue of the law or any competent jurisdiction, similar or equivalent effects to those of the above circumstances.

For the purposes of the above provisions, "Significant Subsidiary" is defined as a fully consolidated company in which the Company, directly or indirectly controls at least 50% of the voting rights and which (i) accounted for over 10% of the Company's consolidated turnover during the last financial year, or (ii) accounted for over 10% of the Company's consolidated assets at the end of the said financial year, or (iii) accounted for over 10% of the Company's consolidated pre-tax net income at the end of the said financial year.

2.2.8 Gross Yield to Maturity

4.35% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity).

On the French bond market, the yield to maturity is the annual rate that, at a given date, equals, at such rate and on a compound interest basis, the current value of all amounts payable and all amounts receivable under the Bonds (as defined by the Bond Standardization Committee (*Comité de normalisation obligataire*)).

For information purposes, the table below sets out the prices that a PERNOD RICARD share must reach on maturity date in order to provide, the following yield differentials as well as the implied annual growth rate of the shares.

Yield to maturity at settlement date(1)	Share price at maturity	Implied average annual growth rate by share prices(2)(3)
OAT – 0.24%= 4.35%	EUR 119.95	6.27%
OAT = 4.59%	EUR 121.71	6.53%
OAT +1% = 5.59%	EUR 129.29	7.63%
OAT +2% = 6.59%	EUR 137.24	8.73%

(1) The rate of current yield interpolated from the Treasury bonds with the same maturity = 4.59% on February 5, 2002.

(2) Without taking into accounts dividends.

(3) With regard to the reference price of EUR 83.90 per share, calculated as of February 5, 2002.

2.2.9 Term and Average Duration of Bonds

5 years and 322 days from the settlement date to the date of redemption at maturity (the average duration is identical to the term of the Bonds in the absence of conversion and/or exchange and early redemption of the Bonds).

2.2.10 Subsequent Issues of Fungible Bonds

If the Company subsequently issues new bonds having in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that terms and conditions of all such bonds so permit, consolidate such bonds of such subsequent issues with the Bonds thereby treating such bonds as the same issue for the purposes of trading and servicing.

2.2.11 Status and Negative Pledge

2.2.11.1 Status

The Bonds and the interest thereon constitute direct, general, unconditional, unsubordinated and unsecured obligations (*engagements chirographaires*) of PERNOD RICARD, and rank equally amongst themselves and pari passu with all other unsecured and unsubordinated indebtedness and guarantees, present and future, of PERNOD RICARD.

2.2.11.2 Negative Pledge

So long as the Bonds remain outstanding the Company undertakes not to grant any mortgage (*hypothèque*) over its present or future assets or real property rights, nor any pledge (*nantissement*) or other security interest on its present or future assets or income (*sûretés réelles*), in each case for the benefit of holders of other existing or future bonds without previously or simultaneously granting similar security and status to such Bonds. Such undertaking is given only in relation to bond indebtedness (*obligations*) and does not affect in any way the right of PERNOD RICARD to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

2.2.12 Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been guaranteed.

2.2.13 Underwriting

A syndicate of financial institutions managed by J.P. Morgan Securities Ltd and Société Générale, Joint Lead Managers and Joint Bookrunners, will underwrite the issue of Bonds pursuant to the terms of an underwriting agreement entered into with the Company, on February 5, 2002.

2.2.14 Rating

The Bonds will not be rated.

2.2.15 Representation of Bondholders

In accordance with Article L.228-46 of the *Code de commerce*, the Bondholders will be grouped together in a collective group (the "*Masse*"), which shall have legal personality.

In accordance with Article L.228-47 of the *Code de Commerce*, the following acting representative of the *Masse* of Bondholders has been appointed:

Association de représentation des masses d'obligataires
Centre Jacques Ferronière
32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3
Represented by its President Mr. Alain Foulonneau,
residing at the same address.

The acting representative of the *Masse* will have the power, without restriction or reservation, to carry out, on behalf of the *Masse*, all actions of an administrative nature necessary to protect the interests of the Bondholders.

He will exercise his duties until its dissolution, resignation or the termination of his duties by a general meeting of the Bondholders or until he becomes unable to act. His appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. His appointment will be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made.

The acting representative of the *Masse* shall be entitled to a remuneration of EUR 500 per year, payable by the Company on December 31 of each year from 2002 to 2007 inclusive, until there are no further Bonds outstanding.

PERNOD RICARD will pay the remuneration of the representative of the *Masse* and will bear the costs of calling and holding general meetings of the Bondholders, of publishing their decisions as well as the fees linked to the designation of the representative of the *Masse* according to Article L.228-50 of the *Code de Commerce*, all the administration and management costs of the *Masse* of Bondholders and of the costs of the general meetings of such *Masse*.

In the event that general Bondholders' meetings are called, such meetings shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting.

Each Bondholder shall have the right, during the period of 15 days prior to any general meeting of the *Masse*, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented at the meeting.

In the event that future issues give Bondholders identical rights to those of the Bonds and if the terms and conditions of such future bonds so permit, the holders of all such bonds shall be grouped together in a single *Masse*.

2.2.16 Tax Regime

Payments of interest and redemption of Bonds may be subject to deduction of withholding taxes and such taxes as the law imposes or may impose on the holders.

On the basis of current legislation, the following summary sets out the tax consequences that may be applicable to Bondholders. However, individuals or corporate entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Payments of interest to Bondholders who are non-residents of France for tax purposes will be exempted from withholding taxes under the conditions described in paragraph 2.2.16.2. ("Non-residents of France for Tax Purposes").

Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.2.16.1 Residents of France for Tax Purposes

1 Individuals holding Bonds as part of their private assets

(a) Interest and redemption premium

Income from the Bonds received by individuals holding the Bonds as part of their private assets are:

- either included in the total income which shall be subject to income tax calculated on a progressive scale, and to which shall be added:
  - the general social contribution of 7.5%, of which 5.1% is deductible from the taxable income (Articles 1600-0 C and 1600-0 E of the General Tax Code (*Code général des impôts* or "*CGI*")),
  - the social levy of 2% (Article 1600-0 F bis III 1 of the *CGI*),
  - the social debt repayment contribution of 0.5% (Article 1600-0 L of the *CGI*).
- or, at the taxpayer's option, subject to final withholding at the rate of 15% (Article 125 A of the *CGI*), to which shall be added:
  - the general social contribution of 7.5% (Article 1600-0 E of the *CGI*),
  - the social levy of 2% (Article 1600-0 F bis III 1 of the *CGI*),
  - the social debt repayment contribution of 0.5% (Article 1600-0 L of the *CGI*).

(b) Capital gains

Pursuant to Article 150-0 A of the *CGI*, capital gains realized by individuals are subject to income tax, as of the first euro, if the aggregate amount of disposals of securities for the calendar year exceeds the threshold of EUR 7,650 per household, at the rate of 16% (Article 200 A 2 of the *CGI*), to which shall be added:

- the general social contribution of 7.5% (Articles 1600-0 C and 1600-0 E of the *CGI*),
- the social levy of 2% (Article 1600-0 F bis III 1 of the *CGI*),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of the *CGI*).

Capital losses incurred in one year can be offset against capital gains of the same type realized in the same year or in the five following years on the condition that disposals exceeded the above mentioned threshold of EUR 7,650.

(c) Conversion and/or exchange of the Bonds into shares

See paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2 Legal entities subject to corporate tax

(a) Interest and redemption premium

Interest accrued on Bonds over the fiscal year is included in the income subject to corporate tax at the rate of 33⅓%, or at the reduced rate of 25% for fiscal years beginning in 2001 or 15% for fiscal years beginning as from January 1, 2002, within the limit of EUR 38,120 of the taxable income for every twelve-month period for Companies meeting the requirements provided for in article 219-I.b of the *CGI*. In addition, a surcharge equal to 3% of the corporate tax is levied for financial years ending as of January 1, 2002 (Article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax, with an allowance of EUR 763,000 for every twelve-month period. However, entities which have a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously as to at least 75% by individuals or by an entity meeting the same requirements of fully paid-up share capital, turnover and as to holding of share capital, are exempt from this contribution.

In accordance with Article 238 *septies* E of the *CGI*, companies holding bonds must include a portion of the redemption premium in the taxable income of each of their financial years, each time this premium exceeds 10% of the acquisition or subscription price.

In applying these provisions, the redemption premium means the difference between the sums to be received from the issuer, excluding the linear interest paid per annum, and those paid on subscription or acquisition of the Bonds.

However, these provisions do not apply to Bonds whose average issue price was higher than 90% of the redemption value.

The taxable annuity is obtained by applying the yield determined at the date of the acquisition to the acquisition price, the price being each year increased by a portion of the capitalized premium on the anniversary of the redemption date. The yield is the annual rate which, on the acquisition date, equals at that rate and on a compound interest basis, the current value of the amounts to be paid and received.

(b) Capital gains

The disposal of Bonds results in a gain or loss to be included in the taxable income.

The amount of the gain or loss is equal to the difference between the disposal price and the acquisition price of the bonds increased, as the case may be, by the amounts of redemption premium already taxed and not as yet received and is subject to corporate tax, at the rate of 33⅓% (or where applicable at the reduced rate of 25% or 15%). In addition, a surcharge equal to 3% of the corporate tax is levied for the financial years ending as of January 1, 2002 (Article 235 ter ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 ter ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax, reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a company which meets the same requirements of fully paid-up share capital, turnover, and as to holding of share capital, are exempt from this contribution.

(c) Conversion and/or exchange of the Bonds into shares

See Paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2.2.16.2 **Non-residents of France for Tax Purposes**

(a) Income tax (interest and redemption premiums)

Bonds issued by French legal entities and denominated in Euro are deemed to be issued outside of France for the purpose of Article 131 quater of the *CGI* (*Bulletin Officiel des Impôts* 5 I-11-98, *Instruction* dated September 30, 1998). As a result, interest on the bonds which is paid to persons who have their tax domicile, or their registered office, outside France is exempt from mandatory withholding provided in Article 125-A-III of the *CGI*. Interest on the bonds is also exempt from social contributions.

(b) Capital gains

Taxation of capital gains does not apply to gains realized on sales of securities by persons who are not resident of France for tax purposes within the meaning of Article 4 B of the *CGI* or whose registered office is located outside France and who do not have a permanent establishment or fixed base in France, and as part of whose assets the Bonds are recorded) (Article 244 C of the *CGI*).

(c) Conversion or exchange of the Bonds into shares

See paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2.3 LISTING AND TRADING OF BONDS

2.3.1 Listing

An application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for February 13, 2002, the settlement date, under the Sicovam Code number 18 828 (ISIN Code FR 0000188286).

No application for listing on another market has been made.

2.3.2 Restrictions on the Transferability of the Bonds

No restrictions are imposed on the transferability of the Bonds by the conditions of the issue.

2.3.3 Listing of Securities of the Same Type

None.

2.4 GENERAL INFORMATION

2.4.1 Paying Agent

Société Générale will centralize the fiscal and paying agent services for the issue (for the payment of interest, redemption of matured Bonds etc.).

Administrative service of the Bonds will be carried out by Société Générale.

2.4.2 Courts Having Jurisdiction in the Event of a Dispute

The courts having jurisdiction over disputes, in which the Company is the defendant, will be those within the same jurisdiction as the registered office of the Company and, in other cases, will be those designated in accordance with the nature of the dispute, unless otherwise provided by the French Civil Procedure Code (*Nouveau Code de Procédure Civile*).

2.4.3 Use of Proceeds

The proceeds will be used to refinance a portion of the debt that Pernod Ricard incurred in connection with its acquisition of assets of the Seagram Spirits and Wines business, completed December 21, 2001. This offering will allow Pernod Ricard to reduce its interest charges.

2.5 CONVERSION AND/OR EXCHANGE OF BONDS FOR SHARES

2.5.1 Nature of Conversion and/or Exchange Rights

Bondholders shall have the right at any time from February 13, 2002, the settlement date of the Bonds, until the seventh business day preceding the date set for redemption to receive, at the option of the Company, new and/or existing shares of the Company, ("Conversion/Exchange Right") which will be paid up or settled by way of set off against amounts owed under the Bonds,

in accordance with the terms set forth below in paragraph 2.5.8 ("Treatment of Fractional Entitlement").

The Company may at its option deliver new and/or existing shares.

As at December 18, 2001, the Company:

- directly holds 2,022,210 of its own shares. Such shares are intended to be granted only to employees to whom share options have been allocated,
- indirectly holds 196,583 of its own shares.

The Company may also buy further existing shares and hold up to 10% of its authorized capital pursuant to the 5th resolution of the general shareholders' meeting of May 3, 2001 (in its ordinary form) authorizing the Board of Directors, for a period of 18 months, to buy, sell, transfer or exchange the Company's shares via market transactions or in any other way, in particular via the purchase of blocks of shares or the use of financial derivative instruments transacted on a regulated market or by private treaty, or the implementation of option strategies, for example put options, in amounts and under the terms and conditions established by market authorities. The share of the program carried out by the acquisition of blocks of shares could cover the entire repurchase program.

The objectives of the repurchase program are to provide securities upon exercise of rights attached to stock with rights to reimbursement, conversion, exchange, coupon entitlement, or, in any other way, entitling the holder to obtain shares of the Company, to regulate the share price by intervention in the market against the prevailing trend, to sell, exchange or transfer stock acquired in any way, depending on opportunities, to grant shares to employees of the company or the Group, either by the allocation of share options, or in the context of employee participation in the results of the company's expansion, or according to any other legal method designed to encourage employee saving, if necessary, to cancel shares with the aim of optimizing earnings per share and return on equity capital.

It will also be possible to cancel shares within the conditions provided by the law. This program was the subject of a *Note d'Information* which received *visa* n° 01-268 from the *Commission des Opérations de Bourse* on March 23, 2001.

2.5.2 Suspension of the Conversion/Exchange Right

In the event of an increase in share capital, an issue of securities conferring rights to receive shares of the Company, a merger (*fusion*) or spin-off (*scission*) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months. This right does not affect the Conversion/Exchange Right of the holders of Bonds called for redemption nor the exercise period outlined in paragraph 2.5.3. ("Exercise period and the Conversion/Exchange Ratio").

The Company's decision to suspend the Conversion/Exchange Right will be published in a notice in the *Bulletin des annonces légales obligatoires*. This notice will be published at least fifteen days before the date on which such suspension comes into force and will mention both the date on which the suspension comes into force and the date the suspension will end. This information will also be published in a financial paper having a general distribution in France and in a notice issued by Euronext Paris S.A.

2.5.3 Exercise Period and the Conversion/Exchange Ratio

Each Bondholder shall be entitled to exercise its Conversion/Exchange Right at any time from February 13, 2002, the Bonds' settlement date until the seventh business day preceding the date set for redemption, at a rate of one PERNOD RICARD share per Bond (the "Conversion/Exchange Ratio"), subject to Paragraph 2.5.7 ("Maintenance of Bondholder's Rights").

With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Right shall expire at the end of the seventh business day prior to the redemption date.

Any Bondholder who has not exercised his Conversion/Exchange Right prior to such date will receive the redemption price, determined under the conditions set out, as the case may be, in paragraph 2.2.7.1 ("Redemption at Maturity") or paragraph 2.2.7.3. ("Early Redemption at the Company's Option").

2.5.4 Exercise of the Conversion/Exchange Right

To exercise their Conversion/Exchange Right, Bondholders should make their request to the intermediary with whom their Bonds are registered (*inscrits en compte*). Société Générale will ensure the co-ordination of such requests.

Any request for the exercise of the Conversion/Exchange Right received by Société Générale in its capacity as centralizing agent during a calendar month (an "Exercise Period") will take effect on the earlier of the following two dates (an "Exercise Date"):

(i) the last business day of such calendar month; and

(ii) the seventh business day preceding the date set for redemption.

In respect of Bonds having the same Exercise Date, the Company shall be entitled, at its option, to choose between:

- the conversion of Bonds into new shares;
- the exchange of Bonds for existing shares;
- the delivery of a combination of new and existing shares.

All Bondholders having the same Exercise Date will be treated equally and will have their Bonds converted and/or exchanged, as the case may be, in the same proportion, subject to any rounding adjustments.

Bondholders will receive shares on the seventh business day following the Exercise Date.

2.5.5 Rights of Bondholders to Payments of Interest on the Bonds and Dividends with respect to Shares Delivered

In the event of an exercise of the Conversion/Exchange Right, no interest will be payable to Bondholders in respect of the period from the last Interest Payment Date preceding the Exercise Date to the date on which the shares are delivered.

The rights attached to new shares issued as a result of a conversion of the Bonds are set out in paragraph 2.6.1.1 ("New Shares Issued Pursuant to Conversion") below.

The rights attached to existing shares delivered as a result of an exchange of the Bonds are set out in paragraph 2.6.1.2 ("Existing Shares resulting from Exchange") below.

2.5.6 Tax Regime on Conversion and/or Exchange

Under current French legislation, the following tax regime applies.

2.5.6.1 Residents of France for Tax Purposes

2.5.6.1.1 Individuals Holding Securities as Part of their Private Assets

Any capital gain realized upon conversion of the Bonds into new shares, or exchange of the Bonds against existing shares, benefits from the tax deferral provided by Article 150-0 B of the *CGI*.

In the event of a subsequent transfer of shares, the net capital gain, calculated on the basis of the acquisition price or value of the Bonds (Article 150-0 D 9 of the *CGI*), is subject to the capital gains tax regime applying to the disposal of securities (see paragraph 2.2.16.1 "Residents of France for Tax Purposes").

2.5.6.1.2 Legal Entities Subject to Corporate Tax

1 Regime regarding Conversion of Bonds into New Shares

Capital gains or losses realized on conversion of the Bonds benefit from the tax deferral provided for in Article 38-7 of the *CGI*.

On a subsequent transfer of the shares delivered upon conversion, the capital gain or loss attributed to such transfer will be calculated on the basis of the value for tax purposes that the Bonds were deemed to have had for the transferor.

Subject to a penalty equal to 5% of the sums deferred, the beneficiary legal entities must satisfy the annual disclosure requirements provided for by Article 54 *septies* I and II of the *CGI* until the expiry date of such deferral.

2 Regime regarding Exchange of Bonds for Existing Shares

The tax deferral regime does not apply to the exchange of Bonds into existing shares. In this case, any profit resulting from an exchange will be subject to corporate tax under the conditions specified by French law (see paragraph 2.2.16.1 "Residents of France for Tax Purposes").

The same will apply in the case of an exchange or a delivery of both new and existing shares for a Bond.

2.5.6.2 Non-Residents of France for Tax Purposes

Capital gains realized on conversion of Bonds into new shares and/or on exchange of Bonds against existing shares by persons who are non-residents of France for tax purposes or whose registered office is located outside France (and not having a permanent establishment or fixed base in France as part of whose assets the bonds are recorded) are not subject to tax in France.

2.5.7 Maintenance of Bondholders' Rights

2.5.7.1 Issuer's Obligations

In accordance with French law, PERNOD RICARD undertakes, for as long as any Bonds are outstanding, not to redeem its share capital nor to alter the way it allocates its profits. Nevertheless, PERNOD RICARD may create non-voting preferred shares on the condition that it reserves the rights of the Bondholders, as set forth in paragraphs 2.5.7.2 ("Capital Reduction Resulting from Losses") to 2.5.7.4. ("Publication of Information relating to Adjustments").

2.5.7.2 *Capital Reduction Resulting from Losses*

In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or the number of shares, the rights of Bondholders to receive shares will be reduced accordingly as if such Bondholders had been shareholders as of the date of issue of the Bonds.

2.5.7.3 Financial Transactions

As a result of the following transactions:

- issue of securities carrying quoted preferential subscription rights,
- increase in share capital by capitalization of reserves, profits or share premiums and distribution of bonus shares, or the subdivision or consolidation of shares,
- capitalization of reserves, profits or share premiums by increasing the nominal value of shares,
- distribution of reserves or premiums in cash or in securities,
- distribution to shareholders of any bonus financial instruments other than shares in the Company,
- takeover, merger, spin-off,
- repurchase of its own shares at a price higher than the market price,
- distribution of an exceptional dividend,

which the Company may carry out after the issue of the Bonds, the maintenance of the rights of Bondholders will be ensured by means of an adjustment of the Conversion/Exchange Ratio up to the maturity date or early redemption date, in accordance with the provisions set out below.

In the event of adjustments carried out in accordance with paragraphs 1. to 8. below, the new Conversion/Exchange Ratio will be calculated to 3 decimal places by rounding to the nearest

thousandth (with 0.0005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded up Conversion/Exchange Ratio. However, since the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified in paragraph 2.5.8. ("Treatment of Fractional Entitlement").

1 In the event of financial transactions conferring listed preferential subscription rights, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right} + \text{the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing on Euronext Paris S.A., on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange trading day falling in the subscription period during which the shares ex-subscription right and the subscription right are simultaneously quoted.

2 In the event of an increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or by the subdivision or consolidation of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/ Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of shares existing after the transaction}}{\text{Number of shares existing before the transaction}}$$

3 In the event of an increase in share capital by means of a capitalization of reserves, profits or share premiums effected by increasing the nominal value of the shares, the nominal value of the shares which may be delivered to Bondholders exercising their Conversion/ Exchange Right will be increased accordingly.

4 In the event of a distribution of reserves or premiums in the form of cash or securities, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution}}{\text{Share price before distribution, less the amount distributed per share or the value of the securities distributed in relation to each share}}$$

For the purposes of calculating this formula, the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing on Euronext Paris S.A., on any other regulated or similar market on which the shares are listed) taken from the twenty consecutive stock exchange trading days on which the shares are quoted, chosen by the Company from the forty stock exchange trading days preceding the date of distribution; the value of securities distributed will be calculated as above if the securities are quoted on a regulated or similar market. If the securities are not quoted on a regulated or similar market before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange trading days on which the shares are quoted, chosen by the

Company from the forty stock exchange trading days following the date of distribution, if the securities are quoted during the forty stock exchange trading days following their distribution or, in any other case, as determined by an independent expert of international repute chosen by the Company.

5 In the event of a free distribution of financial instrument(s) other than shares in the Company, the new Conversion/Exchange Ratio of shares will be determined as follows:

(a) if the right to free distribution of financial instrument(s) is listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-right + price of the right to receive securities}}{\text{Share price ex-right}}$$

For the purposes of calculating this formula, the prices of the shares ex-right and of the right to receive securities will be determined on the basis of the average opening prices quoted on Euronext Paris S.A. (or, in the absence of quotation on Euronext Paris S.A., on any other regulated or similar market on which the shares are both listed) of the shares and the right to the free distribution on the first ten stock exchange trading days on which the shares and the right to the free distribution are simultaneously quoted. In the event that this calculation were to result from less than five quotations, the calculation should be validated or made by an independent expert of international repute chosen by the Company.

(b) if the right to the free distribution is not listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex-right + the value of the financial instrument(s) attached to each share}}{\text{Price of the share ex-right}}$$

For the purposes of calculating this formula, the prices of the shares ex-right and of the financial instrument(s) attached to each share, if the latter are quoted on a regulated or similar market, will be determined on the basis of the average of the opening prices quoted on ten consecutive stock exchange trading days following the date of distribution of such financial instruments during which the shares and the allotted financial instrument(s) are simultaneously quoted. If the financial instrument(s) is or are not quoted on a regulated or similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6 In the event that the Company is taken over by another company (*absorption*) or is merged with one or more companies forming a new company (*fusion*) or is spinned-off (*scission*), the Bonds will be convertible and/or exchangeable into shares of the acquiring or new company or of the beneficiary companies of a spin-off.

The new Conversion/Exchange Ratio of shares will be determined by adjusting the Conversion/Exchange Ratio in effect prior to the relevant transaction by reference to the ratio of exchange of shares of the issuing Company against the shares in the acquiring or new company or the beneficiary companies of a spin-off. These companies will be substituted for the purpose of the above provisions, in order to preserve the rights of Bondholders, where applicable, in the case of financial transactions or transactions in securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

In the event of a buy-back by the Company of its own shares at a price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect by the following ratio, calculated to the nearest hundredth of a share:

$$\frac{\text{Share price} + \text{Pc \%} \times (\text{Buy-back price} - \text{Share price})}{\text{Share price}}$$

Where:

"share price" means the average quoted price over at least ten consecutive stock exchange trading days chosen from the twenty stock exchange trading days preceding the buy-back (or the option to buy-back).

"Pc %" means the percentage of capital bought back.

"buy-back price" means the actual price at which the shares are bought back (by definition, this will be higher than the market price).

8 Distribution of exceptional dividends

If the Company pays out an Exceptional Dividend (as defined below) the new Conversion/ Exchange Ratio of shares will be calculated as set out below.

For the purposes of this paragraph 8, the term "Exceptional Dividend" means any dividend paid in cash or in kind to shareholders, where the total amount of such dividend (before withholding tax and without taking tax credit (avoir fiscal) into account) (the "Relevant Dividend") and of all other cash dividends or dividends in kind paid to shareholders during the same fiscal year of the Company ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 5%.

In the context of the preceding paragraph, the term "Ratio of Distributed Dividends" means the sum of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalization the day preceding the corresponding distribution date. For the purpose of calculating, the market capitalization to be taken into account is equal to (x) the closing price of the Company's shares on Euronext Paris S.A. the day preceding the date of distribution of the Relevant Dividend or of each Previous Dividend multiplied by (y) the respective number of shares existing on each of such dates. Any dividends or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio of the shares by virtue of paragraphs 1 to 7 above are not taken into account for the purpose of this provision. The formula to calculate the new Conversion/Exchange Ratio of the shares in the event of payment of an Exceptional Dividend is as follows:

NRAA = RAA x (1 + RDD – 3%)

where:

- NRAA means the new Conversion/Exchange Ratio of the shares;
- RAA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the Ratio of Distributed Dividends as defined above.

Any dividend (if the case arises, reduced by a fraction of the dividend needed to calculate the new Conversion/Exchange Ratio for the shares in accordance with paragraphs 1 to 7 above) paid between the payment date of a Relevant Dividend and the end of the same fiscal year of the Company will lead to an adjustment using the following formula:

NRAA = RAA x (1 + RDD).

with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods applicable under French Law and will be brought to their attention at the next general shareholders' meeting.

For information purposes, on the assumption that all the Bonds issued are converted into new PERNOD RICARD shares, the effect of such issue and conversion would be as follows:

1 Effect of such issue and conversion on the holding of a shareholder with a 1% interest in the Company's share capital prior to the issue and who does not subscribe for Bonds, such calculation being made on the basis of the number of shares making up the share capital as at June 30, 2001:

	Holding (%)
Before the issues of the Bonds	1
After the issue and conversion of 3,971,963 Bonds	0.934
After the issue and conversion of 4,567,757 Bonds	0.925

2 Effect of the issue and conversion of the Bonds on the portion of the consolidated shareholders' equity on June 30, 2001 for the holder of a PERNOD RICARD share who does not subscribe to this issue;

	Portion of the consolidated shareholders' equity
Before the issue of the Bonds	EUR 39.21
After the issue and conversion of 3,971,963 Bonds	EUR 44.05
After the issue and conversion of 4,567,757 Bonds	EUR 44.66

In the event that all the Bonds are exchanged for existing shares, the position of existing PERNOD RICARD shareholders of the Company will not be affected.

2.6 SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE RIGHT

2.6.1 Rights Attached to the Shares to be Delivered

2.6.1.1 New Shares Issued Pursuant to Conversion

Shares issued upon conversion of the Bonds shall be subject to all provisions of the Company's articles of association (*Statuts*) and will carry full dividend rights as of the first day of the financial year in which the Exercise Date took place. Such shares will entitle holders, in respect of such financial year and the following financial years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding financial year, or if none was distributed, following the annual general meeting called to approve the accounts of that financial year.

2.6.1.2 Existing Shares Resulting from Exchange

Shares delivered upon exchange of the Bonds shall be existing ordinary shares carrying for their holders, from the date of delivery, all the rights attached to ordinary shares, provided that in the case where the shares go ex-dividend between the Exercise Date and the delivery date, Bondholders shall not be entitled to such dividend nor a right to any compensation therefore.

2.6.1.3 General Provisions

Each new or existing share gives the right to an interest in the Company's assets, and in the distribution of the Company's profits and liquidation surplus in proportion to the part of the share capital represented by such share, taking account of whether any share capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal amount of shares and the rights of different types of shares.

Such shares are also subject to the provisions of the articles of association.

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French State.

2.6.2 Transferability of the Shares

No provision in the articles of association limits the transferability of the shares.

2.6.3 Nature and Form of the Shares

The shares shall be either in registered or bearer form at the option of the shareholder.

Whatever their form, the Company shares are required to be recorded in an account (*inscrites en comptes*) maintained by the Company or its agent or by an authorized intermediary. The rights of each holder will be represented by an entry of its name in an account maintained by Société Générale, in the case of fully registered shares, and by an intermediary of the holder's choice, in the case of administered registered shares or bearer shares.

2.6.4 Taxation of Shares

Under current legislation, the following is a summary of the taxation consequences which may apply to investors. Individuals and legal entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Non-residents of France for tax purposes should comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.6.4.1 Residents of France for tax purposes

1 Individuals holding their shares as part of their private assets

(a) Dividends

Dividends attaching to French shares, including a tax credit of 50%, are taken into account for the calculation of the total income of the taxpayer in the category of income from securities. Dividends currently benefit from an annual allowance of EUR 2,440 for married couples subject to a joint tax assessment as well as for couples subject to joint tax assessment with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*) defined in Article 515-1 of the Civil Code, takes place, and EUR 1,220 for single persons, widows or widowers, divorced persons or married couples subject to separate tax assessment. These allowances do not apply when the net taxable income exceeds for single persons, widowers or divorced persons the amount of the higher bracket of the income tax scale (EUR 46,343 for the year 2001) and twice this amount for married taxpayers subject to a joint tax assessment (EUR 92,686 for the year 2001). Dividends, as well as related tax credits, are currently subject to income tax on a progressive scale, to which shall be added without any allowance:

- the general social contribution of 7.5%, of which 5.1% is deductible from the taxable income (Articles 1600-0 L and 1600-0 E of *CGI*),
- the social levy of 2% (Article 1600-0 F bis III 1 of *CGI*),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of *CGI*).

The tax credit attached to dividends is offset against the total amount of income tax payable or is repayable if it exceeds the amount of income tax.

(b) Capital gains

Pursuant to Article 150-0 A of the *CGI*, capital gains realized by individuals are subject to income tax, from the first euro, if the aggregate amount of disposals of securities for the calendar year exceeds the threshold of EUR 7,650, at the rate of 16% (Article 200 A 2 of *CGI*), to which shall be added:

- the general social contribution of 7.5% (Articles 1600-0 C and 1600-0 E of *CGI*),
- the social levy of 2% (Article 1600-0 F bis III 1 of *CGI*),

– the social debt repayment contribution of 0.5% (Article 1600-0 L of *CGI*).

Capital losses can be offset against capital gains of the same type realized in the same year or in the five following years so long as the threshold of EUR 7,650 mentioned above has been exceeded.

(c) Special regime for share saving plans

Shares issued by French companies are eligible as assets to be held in a share saving plan (*Plan d'épargne en Actions*), established by law no. 92-666 of July 16, 1992.

Subject to certain conditions, the dividends received and the capital gains realized are exempt from income tax, but remain nevertheless subject to the social levy, the general social contribution and the social debt repayment contribution.

The table below summarizes the different taxes applicable as at January 1, 2002 on the basis of the closing date of the plan:

Duration of the share savings plan	Social levy	General social contribution	Social debt repayment contribution	Income tax	Total
Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%(1)
More than 5 years	2.0%	2.0%	0.5%	0.0%	10.0%

(1) Over the whole amount where the threshold for disposals has been exceeded.

2 Legal entities subject to corporate tax

(a) Dividends

Dividends received by legal entities subject to corporate tax, together with a tax credit equal to 15% of the value of dividends paid for tax credits used as of January 1, 2002, are included in the income subject to corporate tax at the rate of 33⅓%, or, where applicable, at the reduced rate of 25% or 15%. The tax credits may be increased by an amount corresponding to 70% of the French equalization tax (*précompte*) paid by the company distributing the dividends, other than any such tax due by reason of a distribution paid out from the long-term capital gains reserved for tax credits used as of January 1, 2002. In addition, a surcharge equal to 3% of the corporate tax applies for financial years ending as of January 1, 2002 (article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a company meeting the requirements of fully paid-up capital, turnover and holding of capital are exempt from this contribution.

Where the company fulfils the above conditions and has opted for the parent company tax regime pursuant to Articles 145, 146 and 216 of the *CGI*, the dividends received are not taxed, except for a portion of expenses and fees equal to 5% of the gross dividends (tax credits included). The tax credits attaching to these dividends cannot be offset against corporate tax, but may be offset against the *précompte*, in which case the tax credit is equal to 50% of the dividends received.

(b) Capital gains

The disposal of shares, other than equity participations, results in a gain or loss included in the taxable income, subject to corporate tax at the rate of 33⅓%, or, where applicable, at the reduced rate of 25% or 15%. In addition a surcharge equal to 3% of the corporate tax applies, for financial years ending as of January 1, 2002 (Article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a

company meeting the requirements of fully paid-up capital, turnover and holding of capital are exempt from this contribution.

Capital gains arising from the disposal of equity participations or of shares which are treated for tax purposes as equity participations are eligible for the long-term capital gains regime provided that they have been held for two years and provided a special reserve for long-term capital gains is created and are taxable at the rate of 19%, or, where applicable, at the reduced rate of 15%, within the limit of EUR 38,120 of taxable income, for fiscal years beginning as of January 1, 2002. In addition, a surcharge equal to 3% of the corporate tax is levied, for fiscal years ending as of January 1, 2002 (Article 235 *ter* ZA of the *CGI*). A social contribution of 3.3% may also apply (Article 235 *ter* ZC of the *CGI*).

Shares which are accounted for as equity participations and, subject to certain conditions, shares purchased pursuant to a public take-over bid or offer of exchange, as well as shares which benefit from the parent subsidiary tax regime or whose acquisition price is at least equal to EUR 22,800,000 are deemed to be equity participations.

2.6.4.2 Non-Residents of France for Tax Purposes

(a) Dividends

Dividends distributed by companies having a registered office in France are subject to a withholding tax of 25% when the tax domicile or registered office of the beneficial owner is outside France.

Under certain conditions, this withholding tax may be reduced or even eliminated under the applicable international tax treaties or pursuant to Article 119 *ter* of the *CGI* and the tax credit (*avoir fiscal*) may be transferred pursuant to such treaties.

As an exception, dividends from a French source paid to persons who do not have their tax domicile or registered office in France and who are entitled to transfer the tax credit pursuant to a tax treaty for the avoidance of double taxation shall only be subject, as of the payment date, to withholding tax applicable at the reduced rate provided for by the treaty, provided notably that the relevant persons prove, before the date of payment of the dividends, that they are resident of a state which has entered into a treaty with France within the meaning of the relevant treaty (*Bulletin Officiel des Impôts* 4 J-1-94, *instruction* dated May 13, 1994).

The tax credit at the rate of 50% or 40% is, where applicable, refunded subject to the deduction of the applicable withholding at source applicable at the rate provided for in the tax treaty.

(b) Capital gains

Gains arising from the disposal of shares by persons who are not resident of France for tax purposes or whose registered office is outside France (and not having a permanent establishment or fixed base in France, as part of whose assets the shares are recorded) and who have not held at any time, directly or indirectly, alone or together with the members of their family, more than 25% of the rights attaching to the shares of the company during the five years preceding the sale, are not subject to French tax (Articles 244 *bis* B and 244 *bis* C of the *CGI*).

2.6.5 Listing of Allotted Shares

Application will be made to list the new shares issued as a result of conversion periodically on the *Premier Marché* of Euronext Paris S.A. Existing shares that have been exchanged shall be immediately tradable.

2.6.6 Place of Listing

2.6.6.1 Assimilation of New Shares

The PERNOD RICARD shares are listed on the *Premier Marché* of Euronext Paris S.A.

Application shall be made to list the new shares issued as a result of the conversion of the Bonds for trading on the *Premier Marché* of Euronext Paris S.A. as of the date on which they carry full dividend rights either directly on the same line with the existing shares or, initially, on another line.

2.6.6.2 Other Markets and Places of Listing

PERNOD RICARD shares are also listed on the Frankfurt Stock Exchange. The shares are traded on the SEAQ International of London, as well as in the United States in the form of ADR (OTC market).

2.6.6.3 Volume of Transactions and Movements of the Share Price

The table in paragraph 3.3 below shows the movements of the share prices and the volume of transactions in PERNOD RICARD shares on the *Premier Marché* of Euronext Paris S.A. over the last 18 months.

CHAPTER III

GENERAL INFORMATION ABOUT PERNOD RICARD

The information contained in this Section and relating to PERNOD RICARD is set forth in the reference document registered on April 17, 2001 with the *Commission des Opérations de Bourse* under number R.01-115. The information set forth below supplements the information contained in the *Document de Référence*.

3.1 CHANGES IN SHARE CAPITAL

The information contained in this section on PERNOD RICARD's share capital reflects the situation as of December 18, 2001

3.1.1 *Conversion of Share Capital into Euros*

On July 18, 2001, acting under authority granted by the Joint Shareholders' Meeting of PERNOD RICARD held on May 3, 2001, the Board of Directors restated the amount of the share capital in Euros by converting the par value of the shares of capital stock and thereby increased the amount of share capital by 18,870,754.34 FRF, raising it from 1,127,733,200 FRF to 1,146,603,954.34 FRF, or 174,798,646 Euros, by capitalization of reserves.

PERNOD RICARD also deleted all references in its Articles of Association to the par value of its shares.

The share capital consists of 56,386,660 shares without par value.

3.1.2 Breakdown of Share Capital as of December 18, 2001

Shareholders	Shares Number	%	Voting Rights Number	%
S.A. Paul Ricard[1]	6,558,537	11.63%	12,596,369	19.03%
Société Immobilière et Financière pour l'Alimentation (SIFA)[2]	5,772,299	10.24%	11,045,699	16.69%
Group Employees	1,342,915	2.38%	2,120,583	3.20%
Silchester International Investors Ltd* (UK)[3]	2,757,349	4.89%	2,757,349	4.17%
Fidelity Investments** (USA)[4]	2,833,687	5.03%	2,833,687	4.28%
Self-held shares	2,218,793	3.93%	0	0.00%
• *directly held****	*2,022,210*	*3.58%*	*0*	*0.00%*
• *indirectly controlled*	*196,583*	*0.35%*	*0*	*0.00%*
Public	34,903,080	61.99%	34,844,865	52.63%
TOTAL	56,386,660	100.00%	66,198,552	100.00%

* After filing statement showing decrease below 5% (CMF (*Conseil des Marchés Financiers* – French securities regulatory agency) notice 201C1130 dated September 11, 2001)

** After filing statement showing an increase over 5% (CMF notice 201C1482 dated December 20, 2001)

*** These shares are held in reserve exclusively for use in connection with existing stock option plans still in effect for certain employees

(1) S.A. PAUL RICARD is wholly owned by the Ricard family

(2) SIFA is owned principally by Société Générale Group, with an equity stake of 47%. Among other shareholders PERNOD RICARD Group owns, through its subsidiary SANTA LINA, an indirect minority interest in SIFA's equity capital.

Under an agreement with Société Générale, Société Générale Group granted SANTA LINA, an unlisted subsidiary of PERNOD RICARD, a preferential right on the SIFA shares it owns, should it wish to sell them. Similar provisions apply with respect to the interest owned by SANTA LINA in Société Générale. This provision also applies in the event of a public tender offer, in which case PERNOD RICARD Group in addition has a right of substitution. This agreement was made for an indefinite term.

(3) Acting on behalf of institutional investors and mutual funds managed by SILCHESTER.

(4) Acting on behalf of mutual funds managed by FIDELITY INVESTMENTS.

3.1.3 Potential Equity Capital

Resolutions approving capital increases and issues of securities convertible into shares of capital stock (pages 91 to 96 of the *Document de Référence*) were adopted by the combined shareholders' meeting held on May 3, 2001.

As of the date hereof PERNOD RICARD'S Board of Directors has not used this authority, except to undertake this issue.

In addition a stock option plan has been adopted, which is described herein below.

3.1.4 Stock Options Granted to PERNOD RICARD Employees

Stock Options have been granted to upper level management employees with significant responsibilities within the Group. As of December 18, 2001, the option plans in effect have the following characteristics:

Date of Approval by Shareholders' Meeting	Date of Allotment by Board of Directors	Term of Options	Number of Beneficiaries	Number of Options Granted	Options Granted to Managers of PERNOD RICARD SA Out of Total	Price	Number of Options Exercised in 2001	Options Unexercised as of December 18, 2001
12 May 93*	04 Oct 94	10 yrs	218	775,130	75,600	307.34 FRF	189275	263,000
12 May 93	19 Dec 96	10 yrs	297	842,000	92,400	266.00 FRF	69400	562,000
12 May 93	19 Dec 97	10 yrs	160	244,596	65,196	301.00 FRF	0	240,285
05 May 98*	28 Jan 99	10 yrs	183	233,084	31,135	56.70 EUR	0	233,084
05 May 98*	27 Jan 00	10 yrs	180	266,842	44,299	59.90 EUR	0	266,842
05 May 98*	27 Sept 00	10 yrs	2	60,000	60,000	54.50 EUR	0	60,000
05 May 98*	19 Dec 00	10 yrs	204	299,925	48,420	58.30 EUR	0	299,925
03 May 01*	19 Sept 01	10 yrs	10	97,074	0	78.65 EUR	0	97,074
03 May 01**	18 Dec 01	10 yrs	367	665,658	126,535	77.00 EUR	0	665,658

* Options to purchase existing shares

** Options to subscribe to newly issued shares

3.2 PURCHASE OR SALE OF COMPANY SHARES

The resolution authorizing the Board of Directors to deal in the Company's shares and repurchase up to 10% of the Company's share capital was adopted by the combined shareholder's meeting held on May 3, 2001. This repurchase program was the subject of a *Note d'Information* which received visa n° 01-268 from the *Commission des Opérations de Bourse* on March 23, 2001.

During the 1st quarter of 2000 PERNOD RICARD began purchasing its shares on the market. These purchases involved 4% of the share capital, or 2,256,660 shares, acquired at the Weighted Average Price (*Prix Moyen Pondéré* ("WAP")) of EUR 54.98. Out of this total, 456,999 shares were allocated to technical reserves of the various stock option plans established between September 27, 2000 and September 19, 2001. The balance, *i.e.*, 1,799,661 shares, was sold on the market. These sales commenced in December 2000 and ended on August 29, 2001. The average sale price was 78.86 EUR.

3.3 VOLUME OF TRANSACTIONS AND CHANGES IN TRADING PRICE OF SHARES

The table set forth below shows the trading price and volume of trading activity in the Company's shares (Sicovam Code 12 069) on the *Premier Marché* of Euronext Paris S.A.:

Month	High (in euros)	Low (in euros)	Daily Average Number of Shares Traded	Daily Average Amount of Money Traded (in thousands of Euros)
2000				
January	58.90	54.25	118,938	6,634
February	56.70	47.00	93,157	4,887
March	53.60	43.33	166,963	8,242
April	54.60	48.20	99,475	5,123
May	63.30	50.00	252,278	14,411
June	64.00	56.60	102,023	6,172
July	60.15	55.95	102,643	5,957
August	61.55	56.60	85,296	5,096
September	61.00	51.60	60,253	3,343
October	58.30	51.20	103,767	5,699
November	65.10	52.70	186,715	10,899
December	74.50	59.00	304,994	20,833
2001				
January	80.00	71.60	286,063	21,622
February	79.00	72.10	172,804	12,886
March	80.75	67.20	129,887	9,713
April	78.30	72.15	134,108	10,119
May	81.20	73.75	158,346	12,362
June	85.00	79.10	194,064	16,067
July	84.90	77.30	121,773	9,926
August	88.95	82.40	232,023	20,035
September	87.40	67.50	198,594	15,582
October	84.00	72.10	157,818	12,415
November	83.60	71.30	181,481	14,206
December	88.90	80.00	169,047	14,132
2002				
January	87.45	82.75	266,622	22,734

Source: Fininfo

CHAPTER V

ASSETS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OF PERNOD RICARD

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115.

Such information remains correct, as of the date hereof, subject to the matters set forth below and the information set forth in Chapter VII. The Company's consolidated financial statements as of June 30, 2001 are set forth hereinafter.

5.1 DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2001

During the first six months of 2001, PERNOD RICARD Group's business operations continued their growth, with consolidated sales increasing by +7.4%. This growth is, in particular, linked to the dynamic growth in the wines and spirits segment, which showed organic growth of +11.8%.

In a strongly competitive world market, PERNOD RICARD Group's leading brands (*Ricard*®, *Jameson*®, *Havana Club*®, *Jacob's Creek*®, among others) showed growth of 11% to 25% compared to the 1st half of 2000, proof of their significant growth potential. Sales growth of *Ricard*® was partly due to a build up of trade stocks in Spain, but it still remains promising, with a rate of 5% over the last 12 months on a rolling basis.

PERNOD RICARD Group, in addition, strengthened its growth during this sixth month period through acquisition activities, acquiring an additional 40% stake in Agros, thus raising its interest to 77% of its share capital, and by acquiring control, through the privatization process, of Polmos Poznan, which includes ownership of the *Vodka Wyborowa*® brand.

PERNOD RICARD Group also divested itself of non-strategic operations:

- through the sale of the Italian companies Italcanditi and San Giorgio Flavors by SIAS, as well as various companies owned by Agros (Poland),
- by pursuing the sale process to Cadbury Schweppes Group of Yoo-Hoo, and Orangina Pampryl, the Workers' Committee of which approved the proposal on August 23, 2001,
- by beginning the process of selling its distribution subsidiaries (BWG) and its fruit processing subsidiaries (SIAS).

Sales Operations

PERNOD RICARD Group's wine and spirits brands shared an overall volume growth during the first six months of 2001 of +5.2%, as compared to the first half of 2000.

In France, in a stable spirits market, PERNOD RICARD Group brands confirmed their dynamic growth and gained market share. To be noted in particular is the volume growth of *Ricard*® (+5.1%), *Pastis*® 51 (+4.5%), and *Clan Campbell*® (+17.5%) and *Jameson*® (+19.0%).

In other European domestic markets *Havana Club*®, *Jameson*®, *Clan Campbell*®, *Ramazzotti*® and *Jacob's Creek*® continued to grow at a steady pace. *Larios*® gin, on the other hand, was affected by particularly high sales in 2000 and disagreements with wholesalers in Spain.

In the U.S. *Wild Turkey*® declined, because of falling inventories at the wholesale level, while *Jacob's Creek*®'s volumes grew by nearly +32%.

Taken as a whole, non-alcoholic beverages (excluding *Agros*®) declined by –5%, in particular because of the drop in *Orangina*® (–9%) and the relative stability of *Yoo-Hoo*® (+1%).

In the fruit processing segment, sales of *Agros*® grew strongly (+27.6% excluding currency effect), while SIAS's business, on a constant basis, grew only slightly (+1.7%), a consequence of contrasting results between Europe (–2.5%) and the rest of the world (+4.2%).

PERNOD RICARD Group Financial Results

Sales, before duties and taxes were 2 189 MEUR, up +7.4% over the first half of 2000.

After taking into consideration consolidation scope effects (–0.2%) and currency effects (+0.5%), *organic growth was* +7.1%.

As a consequence of the good results described above, wine and spirits operations showed strong growth: +11.5%, as a result, especially, of operations outside France, which grew by +12.7%. In the wholesale grocery distribution sector, turnover was up 16% of which organic growth was up 12.6%, excluding currency and consolidation scope effects while the fruit processing sector showed a decline in sales of –4.2% (–2.6% excluding currency and consolidation scope effects).

The portion of sales realized outside of France continued to grow during the last six months, reaching 76.1% of PERNOD RICARD Group's consolidated sales.

Gross margin rose to 1,030.8 MEUR, up +7.0%, a growth rate slightly below the sales growth, due to changes in the sales mix, which relates to the development of Distribution operations which was achieved faster than for other segments, and, in Europe, to price increases in alcohol costs, which were partially offset by price increases.

Marketing and distribution expense, at 509.9 MEUR, *grew*, *on a like for like basis and excluding* currency effects, at +8.7%, because of the increase in publicity and promotional expenditure, which is a priority investment for the Group's strategic brands.

Internal growth of production costs and overhead expenses was contained during the sixth month period at +3.8%.

Consequently, operating profit rose by +9.8% to 181.4 MEUR, however in an uneven manner, depending on operations:

- the wine and spirits business saw operating profitability improve by 16.2%, increasing the importance of this segment to 70% of consolidated operating profits of the PERNOD RICARD Group,
- Processed Fruits operations were stable,
- on the other hand, Distribution operations declined by –6.9% to 18 MEUR, a consequence of the negative effects of the hoof-and-mouth disease epidemic in the U.K. and the change in tax policy on tobacco products.

Financial charges declined significantly to 12.8 MEUR, as compared to 18.2 MEUR in 2000, mainly because of a rise in dividends received from Société Générale by Santa Lina, an unlisted subsidiary of PERNOD RICARD SA, a slight decrease in average debt load, and finally, passive foreign exchange.

Thus, pre-tax profit amounted to 168.6 MEUR, up +14.7% as compared to 2000.

Exceptional income was –9.6 MEUR, as compared to –15.8 MEUR in 2000. It essentially reflects reserves for reorganizations, essentially in France, offsetting capital gains realized by both financial and operational divestitures.

The impact of company income tax fell by 1.0 MEUR, mainly because of the decline in the legal rate in various countries, including France from 37.7% to 36.4%, lightly taxed capital gains, and loss-making operations, not producing tax savings, less significant than as of 30 June 2000.

PERNOD RICARD Group's share of net income thus rose +29.7% to 104.7 MEUR.

PERNOD RICARD S.A Earnings

Operating income of PERNOD RICARD SA, parent company of PERNOD RICARD Group, essentially consist of royalties paid to it for use of trademarks granted and rebillings for purchases of media space to the subsidiaries. The operating income came to 35 MEUR, as compared to 33 MEUR as of June 30, 2000.

CHAPTER IV

INFORMATION ON PERNOD RICARD'S BUSINESS

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115.

This information is correct as of the date hereof. It is supplemented by the information set forth in Section VII of this prospectus.

The financial income came to 119.0 MEUR, as compared to 63.1 MEUR at the end of June 2000. This increase can be explained essentially by the increase in investment proceeds coming from COMRIE and CFPO.

Exceptional income came to +31.8 MEUR, as compared to –1.8 MEUR in 2000. It results mainly from the gain realized on the sale of the Company's own shares (+34.6 MEUR) in exchange for the reorganization of CRPR.

Net income thus came to +137.8 MEUR as of 30 June 2001, as compared to 59.4 MEUR as of 30 June 2000.

5.2 SIX MONTH CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2001

Consolidated Income Statement (June 30, 2001)

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00	Jun 30, 01 vs. Jun 30, 00	
Net sales excluding taxes and duties	**2,189.0**	**2 037.9**	**4 382.0**	**151.1**	**7.4%**
Cost of goods sold	(1,158.2)	(1 074.6)	(2 293.3)	(83.7)	7.8%
Gross margin	1,030.8	963.4	2 088.7	67.4	7.0%
Marketing and distribution costs	(509.9)	(469.1)	(996.9)	(40.8)	8.7%
Production costs and overhead	(339.4)	(329.0)	(670.7)	(10.4)	3.1%
Operating profit	**181.4**	**165.2**	**421.1**	**16.2**	**9.8%**
Net interest expense	(12.8)	(18.2)	(52.2)	5.4	–29.5%
Pretax profit before exceptional items	**168.6**	**147.0**	**368.9**	**21.6**	**14.7%**
Exceptional items	(9.6)	(15.8)	(53.4)	6.2	–39.4%
Income taxes	(41.1)	(42.1)	(97.2)	1.0	–2.4%
Interest in earning of equity companies	(0.2)	2.9	2.1	(3.1)	–105.3%
Net income before amortization of goodwill	**117.8**	**92.0**	**220.4**	**25.8**	**28.0%**
Amortization of goodwill	(11.0)	(10.4)	(20.4)	(0.6)	5.3%
Net income before minority interests	**106.8**	**81.6**	**200.0**	**25.2**	**30.9%**
Minority interests	2.1	0.9	5.0	1.3	146.8%
Net income	**104.7**	**80.8**	**195.0**	**23.9**	**29.7%**
Earnings per share* (EUR)					
Pretax profit	2.99	2.61	6.54	0.38	14.7%
Net earnings (Group share)	1.86	1.43	3.46	0.43	29.7%

* Number of shares in 1999, 2000, and 2001: 56,386,660

Consolidated Balance Sheet (June 30, 2001) (in millions of Euros)

Assets:	Jun 30, 01			Dec 31, 00	Dec 31, 99
	Gross value	Amortization and provisions	Net value	Net value	Net value
Fixed assets					
Intangible assets	708.4	74.5	633.8	591.5	548.7
Property, plant and equipment	1,708.6	903.3	805.3	816.1	685.2
Goodwill	534.0	155.2	378.9	396.0	367.9
Investments	194.6	13.0	181.6	184.7	313.1
Total fixed assets ..	**3,145.5**	**1,146.0**	**1,999.5**	**1,988.3**	**1,914.9**
Current assets					
Inventories	1,188.4	22.2	1,166.2	1,072.7	996.4
Current receivables..	1,208.5	72.4	1,136.1	1,238.7	1,088.5
Marketable securities	121.2	4.0	117.2	128.9	150.1
Cash	280.2		280.2	323.6	277.0
Total current assets	**2,798.3**	**98.6**	**2,699.8**	**2,763.9**	**2,512.0**
Prepaid expenses ..	137.3	1.7	135.6	58.9	44.8
Currency translation adjustments	2.6		2.6	1.7	0.5
Total assets	**6,083.7**	**1,246.3**	**4,837.5**	**4,812.8**	**4,472.2**

Consolidated Balance Sheet (June 30, 2001) (in millions of Euros)

Share Capital and liabilities:	Jun 30, 01	Dec 31, 00	Dec 31 99
Shareholders' Equity	**2,233.5**	**2,072.2**	**2,061.4**
including Net Income	104.7	195.0	213.2
Minority Interest's Equity	**69.5**	**83.8**	**57.8**
Including minority interest income	2.1	5.0	7.1
Provisions for contingencies	136.7	134.7	85.0
Deferred income taxes	3.5	15.5	16.8
Liabilities			
Long-term debt	1,195.4	1,326.4	1,185.0
Returnable containers	14.7	11.5	10.9
Trade and other accounts payable	1,047.6	1,070.1	974.6
Other liabilities	134.5	98.0	77.0
Total Liabilities	**2,392.2**	**2,506.0**	**2,247.4**
Adjustment Liabilities	2.3	0.6	3.9
Total Capital and Liabilities	**4,837.5**	**4,812.8**	**4,472.2**

Consolidated Cash-Flow Statement (June 30, 2001) (in millions of Euros)

	June 30, 01	Dec 31, 00
Net income Group share	104.7	195.0
Minority interest	2.1	5.0
Interest in earnings of equity subsidiaries (net of dividends)	0.2	0.2
Deprecation of fixed assets	55.4	106.6
Amortization of goodwill	10.6	20.7
Changes in provisions and deferred taxes[3]	(5.7)	22.6
Gains on disposals of fixed assets	(7.9)	(1.7)
Cash flow	**159.4**	**348.4**
Change in working capital need[2]	(5.8)	(65.3)
Cash provided by operating activities	**153.6**	**283.1**
Acquisition of property, plant and equipment (net of disposals)	(38.1)	(155.7)
Acquisition of financial assets (net of disposals)	83.5	(98.6)
Effect of change in scope of consolidation[4]	2.2	(46.1)
Net change in receivables and payables on assets	(8.9)	12.1
Cash used in investment activities	**38.7**	**(288.3)**
Increase in capital	–	–
Dividends paid	(107.5)	(107.9)
Cash used in financing activities	**(107.5)**	**(107.9)**
Currency translation adjustment	(9.0)	2.8
Change in net debt	**75.9**	**(115.9)**
Net debt at the beginning of the year	(873.9)	(758.0)
Net debt at the end of the year [1]	(798.0)	(873.9)

Note on the Presentation of the Cash-Flow Statement:

(1) The changes in net debt consist of changes in loans, long-term debt, and cash.

The net debt consists of:

(EUR million)	Jul 01, 01	Jan 01, 01
Loans and long-term debt	(1,195.4)	(1,326.4)
Marketable securities	117.2	128.9
Cash	280.2	323.6
Opening net debt	**(798.0)**	**(873.9)**

(2) Changes in working capital requirements (net of provisions on current assets) break down as follows:

(EUR million)	Jun 30, 01	Dec 31, 00
Net inventories	(61.2)	10.6
Net accounts receivable	99.1	(90.4)
Accounts payable	(20.1)	46.5
Other	(23.6)	(32.0)
Total	**(5.8)**	**(65.3)**

(3) Except for reserves on current assets taken into account in the changes in working capital requirements:

(EUR million)	Jun 30, 01	Dec 31, 00
Variation in provisions for current assets	(0.6)	3.5

(4) The impact of changes in the consolidation scope reflects the sale of Italcanditi and San Giorgio Flavors plus the *acquisition of Agros shares.*

Consolidated Statement of Changes in Shareholders' Equity (June 30, 2001)
(in millions of Euros)

Shareholders' Equity at December 31, 1999	**2,061.4**
Dividends paid	(86.0)
Self-held securities	(95.2)
Change in currency translation adjustments	2.1
Change in accounting method	2.0
Currency effect	11.5
Additional tax on distribution	(12.8)
Other movements	(5.8)
Net income	195.0
Shareholders' Equity at December 31, 2000	**2,072.2**
Dividends paid	(84.6)
Self-held securities	100.1
Change in currency translation adjustment	(0.7)
Currency effect*	60.3
Additional tax on distribution	(19.3)
Other movements	0.7
Net income	104.7
Shareholders' Equity at June 30, 2001	**2,233.5**

* The currency effect is essentially attributable to the strengthening of the dollar in the first six months of 2001 and, to a lesser extent, the strengthening of the Polish zloty, the pound sterling, and the Australian dollar.

Note 1 – Accounting Principles

The accounting principles and methods applied in preparing the financial statements as of June 30, 2001 are unchanged as compared to those applied in the preparation of the consolidated financial statements as of December 31, 2000 and, therefore, are in compliance with the 99-02 reference. There was no change in accounting principles during the first six months of fiscal year 2001.

Note 2 – Scope of Consolidation

The scope of consolidation used for the first six months of 2001 is different from that used for the first six months of 2000 as a result of the following transactions:

Changes in scope of consolidation relating to fiscal year 2001:

- *In the processed fruit segment:* sale of Italian companies Italcanditi (January 2001) and San Giorgio Flavors (June 2001) and sale of certain assets belonging to Agros (Poland)
- In the wine and spirits segment: termination of the accounting for the shareholding in Simeon Wines (Australia) by the equity method because of loss of significant influence on management.

Changes in scope of consolidation relating to fiscal year 2000:

- Impact of acquisition of AR Daunts (Distribution Division) consolidated as from April 2000.
- Impact of consolidation of United Agencies Limited (consolidated for the first time as of the closing of the financial statements at December 31, 2000).

The impact of changes in consolidation scope on sales and operating profits can be analyzed as follows:

	(EUR million)	%
Sales as of June 30, 2000	**2,037.9**	
Internal growth	144.3	+7.1%
Exchange rate variations	11.5	+0.6%
Perimeter variations	(4.8)	–0.2%
Sales as of June 30, 2001	**2,189.0**	**+7.4%**

	(EUR million)	%
Operating income as of June 30, 2000	**165.2**	
Internal growth	16.4	+9.9%
Exchange rate variations	(1.2)	–0.7%
Perimeter variation	1.1	+0.6%
Operating income as of June 30, 2001	**181.4**	**+9.8%**

Note 3 – Net Financial Items

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00
Net interest expense	(29.9)	(31.8)	(69.8)
Investment income	14.9	11.9	15.4
Other	2.1	1.6	2.2
TOTAL	**(12.8)**	**(18.2)**	**(52.2)**

Note 4 – Net Extraordinary Items

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00
Net capital gains on assets and securities disposals	26.8	1.2	2.3
Restructuring charges	(31.5)	(10.1)	(23.9)
Other	(4.9)	(6.9)	(31.8)
TOTAL	**(9.6)**	**(15.8)**	**(53.4)**

As of June 30, 2001, exceptional items came mainly from:

- The net gain on the sale of San Giorgio Flavors (23.0 MEUR) ;
- Restructuring charges at Pernod (11.1 MEUR) and at Ricard (13.2 MEUR).

Note 5 – Intangible Assets and Goodwill

The intangible assets recorded as of June 30, 2001 mainly consist of trademarks.

The value of acquired trademarks is determined according to the Company's business segment and the importance of the international distribution of the related products.

The inventory value is estimated based on future profits which may be generated by the brand in question.

The change in intangible assets and goodwill from December 31, 2000 to June 30, 2001 may be explained primarily by various external growth transactions, particularly Agros (Poland).

PERNOD RICARD Group is not dependent on any specific patent or license.

Note 6 – Amortization of Goodwill

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00
Amortization of goodwill	(11.0)	(10.4)	(20.4)

Note 7 – Property, Plant and Equipment

	Jun 30, 01			Dec 31, 00	Dec 31, 99
(EUR million)	Gross value	Depreciation and provisions	Net value	Net value	Net value
Land	66.0	(3.0)	63.1	62.6	59.0
Buildings	466.8	(204.3)	262.5	274.8	239.3
Machinery and equipment	904.0	(559.8)	344.3	343.3	283.0
Other	216.4	(136.0)	80.4	79.5	72.0
Work in process	53.5	(0.3)	53.3	55.3	30.1
Advances	1.8		1.8	0.6	1.8
TOTAL	**1,708.6**	**(903.3)**	**805.3**	**816.1**	**685.2**

Investment in the first six months of 2001 totaled about 38.1 MEUR net of disposals.

Note 8 – Investment

	Jun 30, 01			Dec 31, 00	Dec 31, 99
(EUR million)	Gross value	Provisions	Net value	Net value	Net value
Shareholding accounted for by the equity method	5.3		5.3	19.5	42.4
Other equity investments	157.0	(11.9)	145.1	131.4	216.2
Receivables on investments	16.4	(0.7)	15.7	19.0	38.5
Other	15.9	(0.3)	15.5	14.8	16.1
TOTAL	**194.6**	**(13.0)**	**181.6**	**184.7**	**313.1**

The decrease in the item "Shareholding accounted for by the equity method" relates to the termination of the accounting for the shareholding in Simeon Wines (Australia) by the equity method.

The item "other equity investments" include mainly shares in Société Générale (87.5 MEUR, for an interest of 1.1% of the share capital), SIFA (6.2 MEUR for an interest of 44.85% of the share capital), and Simeon Wines (14.1 MEUR, for an interest of 13.35% of the share capital).

These shares have been accounted for at historical cost. As of June 30, 2001 the realizable value of such securities was greater than their net book value.

Note 9 – Inventories and Work in Process

The net value of inventories and work in progress is as follows:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Raw materials	168.3	166.8	137.5
Work in process	656.9	600.0	556.0
Goods in inventory	176.9	174.3	179.1
Finished products	164.1	131.6	123.8
TOTAL	**1,166.2**	**1,072.7**	**996.4**

PERNOD RICARD Group does not have any significant dependance on its suppliers.

Note 10 – Provisions for Contingencies

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Provisions for retirement benefits	37.1	34.3	30.8
Provisions for risks	99.6	100.4	54.2
TOTAL	**136.7**	**134.7**	**85.0**

Provisions for risks reflect reserves for tax and social risks in the amount of 14.6 MEUR, reserves for disputes with third parties in the amount of 10.0 MEUR, reserves for restructuring in the amount of 49.1 MEUR (essentially for Pernod and Ricard), with the remainder mainly consisting of reserves established for miscellaneous risks.

To our knowledge there are no facts or disputes which could significantly affect the results, financial condition, or assets of the PERNOD RICARD Group.

Note 11 – Income Taxes

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Taxes payable	(53.1)	(98.5)	(87.5)
Deferred taxes	12.0	1.3	(5.3)
TOTAL	**(41.1)**	**(97.2)**	**(92.8)**

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Deferred tax credit	(68.3)	(57.5)	(52.3)
Deferred tax liability	71.8	73.0	69.1
Net deferred tax liability	**3.5**	**15.5**	**16.8**

Note 12 – Long Term Debt

The break down of long-term debt by maturity date is as follows:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Short term (less than one year)	1,053.4	1,065.1	1,070.6
Including bank loans	911.0	991.5	885.7
Medium term (from 1 to 5 years)	62.1	154.1	105.7
Long term (more than 5 years)	80.0	107.2	8.7
TOTAL	**1,195.4**	**1,326.4**	**1,185.0**

Around 25% of PERNOD RICARD Group's debt is denominated in non-eurozone currencies (including 14% in Australian dollars (AUD)).

On March 20, 1992, PERNOD RICARD S.A. issued bonds, outside of France, in the form of Perpetual Subordinated Notes for a total nominal amount of EUR 61.0 million.

The Perpetual Subordinated Notes are considered to be a "repackaged" debt arrangement, arising from an agreement with a third-party special vehicle company at the time of issuance.

The 25.5 MEUR of net indebtedness at June 30, 2001 was booked as "long-term debt". This amount is equal to the issue's face value, minus a payment initially made and capitalized during the issuance.

Borrowings resulted in no guarantees or mortgages other than the guarantees provided by PERNOD RICARD S.A., listed in Note 13.

Note 13 – Financial Commitments

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
COMMITMENTS GIVEN			
Leasing	46.6	25.2	18.2
Bank guarantees	264.9	284.9	176.5
Purchasing commitments	8.0	21.4	23.0

The guarantee given to Société Générale by PERNOD RICARD S.A. as a back-up guarantee for the loan notes issued for the partial financing of IRISH DISTILLERS was reduced to 0.1 MEUR as of December 31, 2000. The guarantee's amount was still the same on June 30, 2001.

In 1994, PERNOD RICARD S.A. provided guarantees of up to GBP 40 million for amounts which may be owed by the BWG Foods and BWG NI companies in the form of loan and swap contracts taken out by these companies. As of June 30, 2001, the balance remaining due and which was guaranteed by PERNOD RICARD S.A. totaled GBP 24.3 million.

In 1998, PERNOD RICARD S.A. guaranteed various loans contracted by its subsidiaries, especially Santa Lina and PR Finance S.A. As of June 30, 2001 the amount guaranteed with respect to Santa Lina was 45.7 MEUR, and for PR Finance S.A., 30.1 MEUR.

In 2000, PERNOD RICARD issued a guarantee on behalf of its subsidiary BWG for bank loans, the outstanding amount of which was GBP 57.0 million.

Note 14 – Guaranteed Interest and Exchange Rate Contracts

The PERNOD RICARD Group has a portfolio of rate guarantee contracts which represented, on June 30, 2001, a total sum of 345 MEUR, as follows:

Company	Contract	Maturity	Basis	Guarantees
PR Finance	Fixed rate swap	January 2003	45 MEUR	5%
PR Finance	Fixed rate swap	May 2005	50 MEUR	5.35%
PR Finance	Fixed rate swap	August 2005	100 MEUR	5.43%
PR Finance	Cap and Floor	May 2005	150 MEUR	4.7%*

* The combined purchase of a Cap and sale of a Floor guarantees PR Finance a maximum borrowing rate of 4.7% provided that the 3-month Euribor rate is less than 7%.

The variable-rate portion of PERNOD RICARD Group's long-term debt, after hedging, accounts for approximately 54% of the total.

On June 30, 2001, PERNOD RICARD Group had no significant exchange rate contract commitments.

Note 15 – Average Number of Employees and Payroll Expenses

The average number of employees on June 30, 2001 was 18,989, compared with 20,679 on December 31, 2000 and 13,855 on December 31, 1999. The decrease in staff was mainly due to divestitures. These figures are calculated on an average annual basis and include temporary personnel.

Payroll expenses totaled 306.4 MEUR on June 30, 2001 compared to 300.0 MEUR on June 30, 2000 and 611.1 MEUR on December 31, 2000. These figures include employee profit-sharing and payroll taxes in addition to temporary personnel costs.

Note 16 – Business Segment Information

WINE AND SPIRITS FRANCE

Volumes sold	Jun 30, 01	Jun 30, 00	Dec 31, 00
(millions of liters)	**51**	**48**	**100**

EUR million	Jun 30, 01	Jun 30, 00	Dec 31, 00	Change Jun 30, 01 vs.Jun 30, 00
Net sales excluding taxes and duties	**262.5**	**240.8**	**509.8**	**9.0%**
Cost of goods sold	(47.0)	(40.3)	(92.4)	16.6%
Gross margin	**215.5**	**200.5**	**417.4**	**7.5%**
Marketing and distribution expense	(124.0)	(114.7)	(236.4)	8.2%
Production and overhead expense	(43.9)	(42.9)	(85.7)	2.3%
Operating profit	**47.6**	**43.0**	**95.3**	**10.7%**

WINE AND SPIRITS INTERNATIONAL

Volumes sold	Jun 30, 01	Jun 30, 00	Dec 31, 00
(millions of liters)	132	126	288

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00	Change Jun 30, 01 vs. Jun 30, 00	Excluding currency effect
Net sales excluding taxes and duties	**580.7**	**515.1**	**1 249.8**	**12.7%**	**13.2%**
Cost of goods sold	(186.6)	(175.3)	(426.5)	6.4%	
Gross margin	**394.1**	**339.8**	**823.3**	**16.0%**	
Marketing and distribution expenses	(200.4)	(172.8)	(399.7)	16.0%	
Production and overhead expenses	(115.0)	(101.3)	(217.1)	13.5%	
Operating profit	**78.7**	**65.7**	**206.5**	**19.7%**	**21.6%**

Note: The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

FRUIT PREPARATIONS AND SOFT DRINKS

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00	Change Jun 30, 01 vs Jun 30, 00	Excluding currency effect
Net sales excluding taxes and duties	**670.8**	**699.8**	**1,360.0**	**–4.2%**	**–7.3%**
Cost of goods sold	(327.6)	(350.7)	(670.5)	–6.6%	
Gross margin	**343.2**	**349.1**	**689.5**	**–1.7%**	
Marketing and distribution expense	(139.4)	(139.7)	(272.7)	–0.3%	
Production and overhead expense	(166.6)	(172.1)	(342.3)	–3.2%	
Operating profit	**37.2**	**37.3**	**74.5**	**–0.3%**	**–1.2%**

Note: The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

DISTRIBUTION

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00	Change Jun 30, 01 vs Jun 30, 00	Excluding currency effect
Net sales excluding taxes and duties	**675.0**	**582.2**	**1,262.5**	**16.0%**	**17.3%**
Cost of goods sold	(597.0)	(508.1)	(1,104.0)	17.5%	
Gross margin	**78.0**	**74.0**	**158.5**	**5.4%**	
Marketing and distribution expenses	(46.2)	(42.0)	(88.2)	9.9%	
Production and overhead expenses	(13.9)	(12.7)	(25.6)	9.3%	
Operating profit	**18.0**	**19.3**	**44.7**	**–6.9%**	**–5.5%**

Note: The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

FIXED ASSETS BY BUSINESS SEGMENT

(EUR million)	*Jun 30, 01*
Wine and spirits	1,347.4
Fruit preparation and soft drinks	465.7
Distribution	186.4
Total fixed assets	**1,999.5**

Note 17 – Principal Consolidated Companies

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
PERNOD RICARD	142, boulevard Haussmann, 75379 Paris Cedex 08	Parent company	Parent company		582 041 943
PR Finance	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	349 785 238
Ricard	4 et 6, rue Berthelot, 13014 Marseille	100	100	Full	303 656 375
– Renault Bisquit	Domaine de Lignères, 16170 Rouillac	100	100	Full	905 420 170
– Galibert & Varon	Lignères, 16170 Rouillac	99.98	99.98	Full	457 208 437
Pernod	120, avenue du Maréchal Foch, 94015 Créteil	100	100	Full	302 208 301
– Cusenier	142, boulevard Haussmann, 75008 Paris	100	100	Full	308 198 670
– Crus et Domaines de France	23, parvis des Chartrons, 33074 Bordeaux	100	100	Full	384 093 290
PERNOD RICARD Europe Wines & Spirits	2 rue de Solférino, 75340 Paris Cedex 07	100	100	Full	302 453 592
– Alvita (Czech Republic)	Kancelar Praha, AMERICKA 11, 120 00 Prague 2	100	100	Full	
– PR Larios (Spain)	Calle César Vallejo, 24(Poligono Industrial Guadalhorce), 29004 Malaga	100	100	Full	
– Perisem (Switzerland)	44, route de St-Julien, 1227 Carouge, Geneva	100	100	Full	
– Ramazzotti (Italy)	Corso Buenos Aires, 54, 20124 Milan	100	100	Full	
– Somagnum (Portugal)	Avenida de Foste 4, 2795 Carnaxide	95.5	95.5	Full	
– PR Deutschland (Germany)	Schloss Strasse 18-20, 56068 Koblenz	100	100	Full	
– PR Austria (Austria)	Bruennerstrasse 73, 1210 Vienna	100	100	Full	
– PR Nederland (Netherlands)	De Kroonstraat 1, 5048 AP Tilburg	100	100	Full	
– Epom (Greece)	L, Anthousas av., 15344 Pallini, ATTIKI	95	95	Full	
– PR Belux (Belgium)	104/106 rue Emile Delvastraat, 1020 Brussels	100	100	Full	
– PR Rouss (CEI)	Setchenovski Per 7-1, 119034 Moscow	100	100	Full	
– PR Sweden AS (Sweden)	Box 6703, Ynglingagatan 18, Box 2752, 11385 Stockholm	100	100	Full	
– Brand Partners A/S (Norway)	PO Box 2752, Meltzersgt 4, 0204 Oslo	50	50	Full	
– World Brands Denmark A/S (Denmark)	Homemansgate 36 A, PO Box 861, 2100 Copenhagen 0	100	100	Full	
– World Brands Finland O/Y (Finland)	Salomonkatu 17 A 3 rd Floor, 00100 Helsinki	100	100	Full	
PR Asia	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	410 241 814
– PERNOD RICARD Japan K.K. (Japan)	5F Sumitomo Fudosan Idabashi Bldg, 2-3-21Koraku, Bunkyo-ku, Tokyo 112-0004 Japan	100	100	Full	
– Casella Far East Ltd. (Hong Kong)	1007-8 New Kowloon Plaza – 38 Tai Kok Tsui Road, Kowloon, Hong Kong	100	100	Full	
– Beijing PERNOD RICARD Winery (China)	N° 2 Yu Quan Road, Western Suburb, Beijing 100039	65	65	Equity	
– Dragon Seal (China)	N° 2 Yu Quan Road, Western Suburb, Beijing 100039	53	53	Equity	
– Casella Taïwan (Republic of China)	10F -2 No 191, Fu Hsin North Road, Taipei, Taiwan ROC	100	100	Full	
– Perithaï (Thailand)	2533 Sukhumvit Rd, Bangchack Praekhanong, Bangkok 10250	100	100	Full	
– PRK Distribution Ltd (Kora)	18 F Samjung Building, 701-2 Yeoksam-dong, Kangnam-ku, Seoul, Korea 135-080	100	100	Full	
– Perising Pte Ltd (Singapore)	60B, Martin Road, # 05-07/08 Trade Mart, Singapore	100	100	Full	

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
PR Americas	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	410 239 792
– PR Argentina (Argentina)	Lima 229 – 4e – 1073 Buenos Aires	100	100	Full	
– PR Brasil (Brazil)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	Full	
– Pramsur (Uruguay)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	Full	
– PRC Diffusion (Caribbean)	Z.I. Californie, Immeuble Synergie, Centre d'affaires, 97232 Le Lamentin	100	100	Full	390 984 912
– PR Canada (Canada)	2155 Onesime Gagnon, Lachine, Québec H8T3M7	100	100	Full	
– PR Colombia (Colombia)	Avenida 13, 100-34 Of 503, 1012 Santa Fe de Bogota	100	100	Full	
– El Muco Bebidas (Venezuela)	Apartado postal 62249, Avenida Principal los Cortijos de Lourdes, Caracas, Venezuela	100	100	Full	
– PR Mexico (Mexico)	Homero 440, despacho 401, Col. Polanco, C.P. 11560 Mexico DF	100	100	Full	
– PR Chile (Chile)	Las Urbinas 81, Oficina 1 A, Providencia, Santiago, Chile	100	100	Full	
– Austin Nichols (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
– Boulevard Distillers (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
– Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
World Brands Duty Free (U.K.)	924, Great West Road, Brentford, Middlesex TW8-9DY	100	100	Full	
Compagnie Financière CSR	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	552 024 275
Pampryl	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	035 680 016
CSR SA	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	321 875 007
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	94.8	94.8	Full	
Campbell Distillers (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
– White Heather Distillers (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
– Aberlour Glenlivet Distillery (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
– Caxton Tower (U.K.)	4 Harlequin Ave., Brentford, Middlesex TW8 9EW	100	100	Full	
Santa Lina	2, rue de Solférino, 75007 Paris	100	100	Full	045 920 105
SIAS-MPA	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	436 380 521
– SIAS-France	17, avenue du 8-mai-1945, 77295 Mitry-Mory	100	100	Full	341 826 006
– Ramsey Laboratories (USA)	6850 Southpointe Parteway, Brecksville, Ohio 44141	100	100	Full	
– Flavors From Florida (USA)	203 Bartow Municipal Airport, Bartow, Florida 33830-9599	100	100 -	Full	
– DSF Gmbh (Germany)	Lilienthalstrasse 1, D.78467 Konstanz	60	60	Full	
– SIAS Port (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
– SIAS Mex (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
– SIAS Australia (Australia)	CNR George Downs Drive & Wisemans Ferry Road, Central Mangrove, NSW 2250	100	100	Full	
– SIAS Korea (Korea)	77-1 Kanak-Dong, Songpa-Ku, Séoul	95.6	95.6	Full	

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
– SIAS Foods UK Ltd (U.K.)	Oakley Hay Lodge, Great Fold Road, Corby NN 18 AS	100	100	Full	
– SIAS (Dachang) Foods Ingredient Co.Ltd	1707 Room, AMEC Plaza, No.2 Dong San Huan Nan Road, Chao Yang District, P.C 100022, Beijing, People' Rep. of China	70	70	Full	
– YB SIAS GmbH (Austria)	A-3363 Kröllendorf	50	50	Full	
– SIAS Polska (Poland)	UL. Lawska 2, 07-410 Ostroeka	93.1	93.1	Full	
– SIAS Regional (Argentina)	Lima 229, 3 Piso, (CP 1073) Capital Federal, Buenos Aires	67	67	Full	
– SIAS Bohemia (Czech Republic)	Pohorska 290, Kaplice, Czech Republic	100	100	Full	
– South Pacific Foods (Fiji)	POB 80, Nayama Road, Sigatoka, Fiji Islands	100	100	Full	
– SIAS Flavo Food (South Africa)	10 Brigid Road, Diep River, 7945 Cape Town	75	75	Full	
– Italcanditi (Italy)	Via Cavour, 10, 24066 Pedrengo (BG)	*	54.3	Full	
– San Giorgio Flavors (Italy)	Via Fossata 114, 10147 Torino	*	100	Full	
Compagnie Financière des Produits Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	56 801 254
– Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	56 807 0764
– Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	100	100	Full	382 255 016
– Orangina France	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	95.4	95.4	Full	056 807 076
– L'Igloo	7, Première Avenue, 13127 Vitrolles	50	50	Equity	085 720 217
– The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	404 907 941
Comrie Plc (Ireland)	61 Fitzwilliam Square, Dublin 2 (registered office)	100	100	Full	
Irish Distillers Group Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
– Irish Distillers Limited (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
– Old Bushmills Distillery Co Ltd (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	100	100	Full	
– Fitzgerald & Co. Ltd (Ireland)	11-12 Bow Street, Dublin 7	100	100	Full	
– Dillon Bass Limited (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	63	63	Full	
– Watercourse Distillery Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
– BWG Limited (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
– BWG Foods Limited (Ireland)	Greenhills Road, Walkinstown, Dublin 12	100	100	Full	
– BWG (NI) Limited (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
– J&J Haslett Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
– Lurgan Cash & Carry Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
– W.G. Windrum Son & Co Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
– Appleby Westward Group Plc (U.K.)	Bridge House, 48-52 Baldwin Street, Bristol	100	100	Full	
– Bellevue Cash & Carry Ltd (U/K/)	30 Mc Donald Place, Edinburgh EH7 4NH, Scotland	100	100	Full	
– Goodwins of Hanley Ltd (U.K.)	Speedwell Road, Parkhouse East, Newcastle-under-Lyme, Staffordshire ST5 7RG	100	100	Full	
– T&A Symonds Ltd (U.K.)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	Full	
– E.V Saxton & Sons Ltd (U.K.)	Victor House, Bay Manor Lane, West Thurrock, Essex RM20 3LL	100	100	Full	

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
– A.R. Daunt & Co. Limited (U.K.)	Ardon House, Churchill Park, Colwick, Nottingham NG4 2HF	100	100	Full	
– Bargain Booze Ltd	Millauck Way, Sandbach, Chehire CW11 3YA	100	100	Full	
– PERNOD RICARD South Africa Ldt (South Africa)	19 Herold Street, Stellenbosch 7600	100	100	Full	
PERNOD RICARD Australia (Australia)	33 Exeter Terrace, Devon Park SA 5008, Australia	100	100	Full	
– Orlando Wyndham Group Pty Limited	33 Exeter Terrace, Devon Park SA 5008, Australia	97.9	97.9	Full	
– Two Dogs	9b Glen Osmond Road, Eastwood, Australia	100	100	Full	
– Simeon Wines	170 Greenhill Road Parkside SA 5063, Australia	**	13,35	Full	
– Orlando Wyndham New Zealand Limited	11 Anzac Street, Takapuna, Auckland, New Zealand	100	100	Full	
– Yerevan Brandy Company	2, Admiral Isakov Avenue, Yerevan 375082, Republic of Armenia	100	100	Full	
– Agros	UL. Chalubinskiego 8 00-613 Warszawa, Poland	77.35	37	Full	
– United Agencies Limited	75 – 76 Adchini 2F Sri Aurobindo Marg. New Delhi, India	100	100	Full	

* Companies divested during the first half of 2001

** The Simeon Wines company has not been consolidated since Jan 01, 2001.

5.3 PERNOD RICARD PRO FORMA FINANCIAL STATEMENTS AFTER DECONSOLIDATION OF ORANGINA PAMPRYL, AND YOO-HOO

PERNOD RICARD Group's sale of the Orangina Pampryl and Yoo-Hoo subsidiaries is described in paragraph 7.1.2.1. of this prospectus.

Pro Forma Consolidated Income Statement as of June 30, 2001 After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries (in millions of Euros)

	Jun 30, 01	Jun 30, 00	Dec 31, 00	Jun 31, 01 vs. Jun 30, 00	
Net sales excluding taxes and duties	1,976.2	1,816.5	**3,966.0**	159.7	8.8%
Cost of goods sold	–1,098.0	–1,008.9	–2,180.1	–89.0	8.8%
Gross margin	**878.2**	**807.6**	**1,786.5**	**70.6**	**8.7%**
Marketing and distribution costs	–421.5	–379.9	–821.6	–41.5	10.9%
Production costs and overhead expenses	–290.1	–281.3	–579.0	–8.8	3.1%
Operating profit	**166.7**	**146.3**	**386.0**	**20.3**	**13.9%**
Financial Income	–1.2	–10.2	–44.1	9.0	–88.6%
Including dividends received from divested subsidiaries and not consolidated in the Pro Forma Financial Statements[(1)]	*11.3*	*7.9*	*7.9*	*3.4*	*42.8%*
Pretax Profit before exceptional items	**165.5**	**136.1**	**341.8**	**29.4**	**21.6%**
Exceptional items	–9.2	–15.5	–27.2	6.3	–40.5%
Income taxes	–37.8	–37.6	–99.2	–0.2	0.6%
Interest in earnings of equity companies	–0.2	2.9	2.1	–3.1	–106.4%
Net income before amortization of goodwill	**118.3**	**86.0**	**217.6**	**32.4**	**37.7%**
Amortization of goodwill	–10.1	–9.7	–18.9	–0.5	4.8%
Net income before minority interests	**108.2**	**76.3**	**198.7**	**31.9**	**41.8%**
Minority interests	2.1	0.7	4.9	1.4	196.9%
Net income	**106.1**	**75.6**	**193.8**	**30.5**	**40.4%**
(1)					
dividends paid by CECO to CFPO	*11.3*	*6.5*	*6.5*	*4.8*	*74.0%*
dividends paid by Orangina France to CFPO	*0.0*	*1.4*	*1.4*	*–1.4*	*–100.0%*
dividends paid by Yoo Hoo to Anco	*0.0*	*0.0*	*0.0*	*0.0*	*na*
	11.3	*7.9*	*7.9*	*3.4*	*42.8%*

Pro Forma Consolidated Balance Sheet as of June 30, 2001
After Deconsolidation of Orangina Pampryl and Yoo-Hoo
(in millions of Euros)

ASSETS:	Jun 30, 01 Gross	Jun 30, 01 Amortization and provisions	Jun 30, 01 Net	Dec 31, 00 Net	Dec 31, 99 Net
Fixed Assets					
Intangible fixed assets	676.3	73.3	603.0	565.1	504.9
Property, plant and equipment	1,510.4	777.8	732.6	746.9	626.7
Goodwill	477.3	160.0	317.3	337.5	327.3
Investments[(1)]	377.0	12.3	364.6	358.0	446.8
Total fixed assets	**3,041.0**	**1,023.5**	**2,017.5**	**2,007.6**	**1,905.6**
Current Assets					
Inventories	1,138.8	21.7	1,117.1	1,033.6	957.0
Current receivables	1,097.8	70.2	1,027.6	1,157.6	1,035.0
Including accounts receivables of divested subsidiaries	*29.0*		*29.0*	*19.0*	
Marketable securities	121.1	4.0	117.2	128.8	150.1
Cash	274.3	0.0	274.3	321.9	275.5
Total current assets	**2,632.0**	**95.8**	**2,536.2**	**2,641.9**	**2,417.6**
Prepaid expenses	**134.9**	**1.7**	**133.2**	**55.9**	**40.5**
Currency translation adjustments	**2.5**	**0.0**	**2.5**	**1.6**	**0.5**
Total Assets	**5,810.3**	**1,121.0**	**4,689.4**	**4,707.0**	**4,364.2**

			Net Jun 30, 01	Dec 31, 00	Dec 31, 99
(1) including sold shares not consolidated in the Pro Forma Statements (These shares have been accounted for at historical value)					
Orangina Pampryl shares owned by CFPO			*33.9*	*33.9*	*33.9*
Orangina Pampryl shares owned by PRSM			*17.7*	*17.7*	
Orangina Pampryl shares owned by Pampryl SA			*11.8*	*11.8*	
CECO shares owned by CFPO			*9.3*	*9.3*	*9.3*
Ulti shares owned by Pampryl SA			*1.6*	*1.6*	*1.6*
Yoo Hoo shares owned by Anco (i.e., 93.3 MUSD)			*110.0*	*100.2*	*92.8*
			184.3	*174.5*	*137.6*

Pro Forma Consolidated Balance Sheet as of June 30, 2001 After Deconsolidation of Orangina Pampryl and Yoo-Hoo (in millions of Euros)

CAPITAL AND LIABILITIES:	June 30, 01	Dec 31, 00	Dec 31, 99
Group shareholders' equity	**2,212.1**	**2,051.9**	**2,036.7**
Including Group share net income	106.1	193.8	192.3
Minority Interest's Equity	**63.8**	**78.2**	**56.6**
including minority interest income	2.1	4.9	7.0
Provisions for contingencies	**131.7**	**130.2**	**80.9**
Deferred income taxes	**0.5**	**12.8**	**13.6**
Liabilities			
Long-term debt	1,193.9	1,325.9	1,181.7
Returnable containers	5.9	5.4	4.1
Trade and other accounts payable	963.1	1,001.6	882.9
Other liabilities	116.0	100.7	103.9
Including financing of divested operations	15.0	11.9	2.9
Including working capital advances from divested subsidiaries			9.0
Total liabilities	**2,278.9**	**2,433.5**	**2,172.6**
Adjustment liabilities	**2.3**	**0.4**	**3.9**
Total Capital and liabilities	**4,689.3**	**4,707.0**	**4,364.2**

Pro Forma Consolidated Cash Flow Statement as of June 30, 2001
After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries
(in millions of Euros)

	Jun 30, 01	Dec 31, 00
Group share of consolidated net income	106.1	193.8
Minority interest	2.1	5.0
Interest in earning of equity companies (net of dividends)	0.2	0.2
Depreciation of fixed assets	53.1	94.6
Amortization of goodwill	11.6	21.0
Changes in provisions and deferred taxes[3]	(6.2)	23.4
Gains on dispositions of fixed assets and other items	(7.9)	(24.8)
Cash flow	**158.9**	**313.1**
Change in working capital needs[2]	(8.8)	(41.2)
Cash provided by operating activities	**150.2**	**271.9**
Acquisitions of property, plant and equipment (net of disposals)	(34.0)	(132.6)
Acquisitions of financial assets (net of disposals)	81.3	(101.9)
Effect of change in scope of consolidation[4]	2.2	(57.3)
Net change in receivables and payables on assets	(8.9)	12.4
Cash used in investment activities	**40.7**	**(279.5)**
Increase in capital	0	0
Dividends paid	(107.5)	(107.9)
Cash used in financing activities	**(107.5)**	**(107.9)**
Currency translation adjustments	(10.5)	(3.5)
Change in net debt	**72.8**	**(119.0)**
Net debt at the beginning of the fiscal year	(875.2)	(756.3)
Net debt at the end of the fiscal year[1]	(802.4)	(875.2)

Note on the Presentation of the Cash Flow Statement:

(1) The changes in net debt consist of changes in loans, long-term debt, and cash. Net debt consists of the following:

EUR million	Jul 01, 01	Jan 01, 01
Loans and long-term debt	(1,193.9)	(1,325.9)
Marketable securities	117.2	128.8
Cash	274.3	321.9
Opening net debt	**(802.4)**	**(875.2)**

(2) Changes in working capital (net of reserves on current assets) breaks down as follows:

EUR million	Jun 30, 01	Dec 31, 00
Net inventories	(51.0)	10.0
Net accounts receivable	120.8	(79.8)
Accounts payable	(31.6)	63.3
Current accounts	(13.3)	(11.0)
Other	(33.6)	(23.7)
Total	**(8.8)**	**(41.2)**

(3) The impact of changes in the scope of consolidation reflects the sale of Italcanditi and San Giorgio Flavors plus the acquisition of Agros shares.

Pro Forma Statement of Consolidated Changes in Shareholders' Equity as of June 30, 2001 After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries (in millions of Euros)

Shareholders' Equity as of December 31, 1999	**2,036.7**
Dividends paid	(86.0)
Self-held securities	(95.2)
Additional tax on distribution (*Précompte*)	(12.8)
Change in currency translation adjustments	2.1
Change in accounting method	2.0
Currency effect	10.9
Other movements	0.5
Net income	193.8
Shareholders' Equity as of December 31, 2000	**2,051.9**
Dividends paid	(84.6
Self-held securities	100.1
Currency effect*	58.2
Additional tax on distribution (*Précompte*)	(19.3)
Net income	106.1
Other movements	(3.4)
Change in currency translation adjustments	(0.7)
Tax consolidation	3.9
Shareholders' Equity as of June 30, 2001	**2,212.2**

* The Currency effect is essentially attributable to the strengthening of the dollar in the first six months of 2001 and, to a lesser extent, the strengthening of the Polish zloty, the pound sterling, and the Australian dollar.

NOTES TO SIX MONTH PRO FORMA FINANCIAL STATEMENTS

Note 1 – Accounting Principles

The accounting principles applied in preparing the financial statements as of June 30, 2001 are unchanged as compared to those applied in the preparation of the consolidated financial statements as of December 31, 2000.

Following the sale of Orangina Pampryl and Yoo-Hoo, PERNOD RICARD's goal is to present financial statements comparable to what the financial condition of PERNOD RICARD would have been, if the Orangina Pampryl and Yoo-Hoo subsidiaries had not been consolidated. The pro forma financial statements, however, do not necessarily represent the financial condition or results of operations that would have been reported, if the transaction or event had occurred at a date prior to the actual or proposed one.

Principles used in preparing the pro forma financial statements:

The pro forma financial statements are intended to reflect the impact on PERNOD RICARD's consolidated financial statements of the sale of Orangina Pampryl and Yoo-Hoo.

The pro forma financial statements have been prepared in accordance with the following principles:

- PERNOD RICARD group consolidated financial statements as of December 31, 2000 and as of June 30, 2001.
- restatement of business sold (deconsolidation of subsidiaries and of business sold).

The shares of sold subsidiaries, the statement of working capital of the consolidated subsidiaries with the sold subsidiaries and the cash flow needs of the Pampryl business sold appear in the balance sheet of the pro forma financial statement.

Note 2 – Scope of Consolidation

The scope of consolidation used in preparing the pro forma financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 and for the periods from January 1, 1999 to June 30, 1999, from January 1, 2000 to June 30, 2000, and from January 1, 2001 to June 30, 2001 consolidated as of June 30, 2001, is the same as the one used for the consolidated financial statements set forth in § 5.2, except for Orangina Pampryl and Yoo-Hoo, which were not included in the scope of consolidation (the exact detail of the companies leaving the scope of consolidation is set forth in note 16 below).

Note 3 – Net Financial Items

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00
Net interest expense	–29.5	–31.6	–69.5
Investment income	26.1	19.8	23.3
Others	2.1	1.6	2.1
TOTAL	**–1.3**	**–10.2**	**–44.1**

Note 4 – Net Extraordinary Items

(EUR million)	Jun 30, 01	Jun 30, 00	Jun 30, 99
Net capital gains of assets and securities disposal	26.8	1.2	1.3
Restructuring charges	–31.7	–10.6	–7.8
Other	–4.3	–6.0	–2.6
TOTAL	**–9.2**	**–15.5**	**–9.1**

At June 30, 2001, exceptional items came mainly from:

- The net gain on the sale of San Giorgio Flavors (23.0 MEUR) ;
- Restructuring charges at Pernod (11.1 MEUR) and Ricard (13.2 MEUR).

Note 5 – Intangible Assets and Goodwill

The intangible assets recorded in the balance sheet as of June 30, 2001 mainly consist of trademarks.

The value of acquired trademarks is determined according to the Company's business segment and the importance of the international distribution of their related products.

The value of inventory is estimated based on future profits which may be generated by the brand in question.

The change in intangible assets and goodwill from December 31, 2000 to June 30, 2001 may be explained primarily by various external growth transactions, particularly the acquisition of Agros (Poland).

PERNOD RICARD Group is not dependent on any specific patent or license.

Note 6 – Amortization of Goodwill

(EUR million)	Jun 30, 01	Jun 30, 00	Dec 31, 00
Amortization of goodwill	(10.1)	(9.7)	(18.9)

Note 7 – Property, Plant and Equipment

	Jun 30, 01			Dec 31, 00	Dec 31, 99
(EUR million)	Gross value	Depreciation and provisions	Net Value	Net Value	Net Value
Land	60.1	2.8	57.3	56.9	53.5
Buildings	432.1	183.2	249.0	261.1	225.4
Machinery and equipment	772.1	472.3	299.8	298.3	249.8
Other	195.5	119.2	76.3	75.6	67.8
Work in process	49.9	0.3	49.6	54.8	29.4
Advances	0.7	0.0	0.7	0.2	0.8
TOTAL	**1,510.4**	**777.8**	**732.6**	**746.9**	**626.7**

Investments in the first six months of 2001 totaled approximately 34.0 MEUR net of disposals.

Note 8 – Investments

(EUR million)	Jun 30, 01 Net value	Dec 31, 00 Net value	Dec 31, 99 Net value
Consolidated shareholdings	184.3	174.6	137.6
Shareholdings accounted for by the equity method	5.0	19.2	42.1
Other equity investments	144.8	131.1	213.2
Receivables on investments	15.7	19.0	38.5
Other	14.9	14.2	15.4
TOTAL	**364.6**	**358.0**	**446.8**

The decrease in the item booked for "Shareholdings accounted for by the equity method" relates to the termination of the accounting for the shareholding in Simeon Wines (Australia).

The item "other equity investments" include mainly shares in Société Générale (87.5 MEUR, for a 1.1% interest in the share capital), SIFA (6.2 MEUR for a 44.85% interest in the share capital), and Simeon Wines (14.1 MEUR, for a 13.35% interest in the share capital).

These shares have been accounted for at historical cost. As of June 30, 2001 the realizable value of these such securities was greater than their net book value.

Note 9 – Inventories and Work in Process

The net value of inventories and work in process is as follows:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Raw materials	146.8	148.5	124.9
Work in process	654.8	598.9	544.3
Goods in inventory	177.5	174.3	179.3
Finished products	138.0	111.8	108.5
TOTAL	**1,117.1**	**1,033.6**	**957.0**

PERNOD RICARD does not have any significant dependence on its suppliers.

Note 10 – Provisions for Contingencies

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Provisions for retirement benefits	33.1	31.6	28.2
Provisions for risks	98.6	98.7	52.8
TOTAL	**131.7**	**130.3**	**81.0**

Provisions for risks reflect reserves for tax and social risks in the amount of 14.6 MEUR, reserves for disputes with third parties in the amount of 10.0 MEUR, reserves for restructuring in the amount of 49.1 MEUR (essentially for Pernod and Ricard), with the remainder mainly consisting of reserves established for miscellaneous risks.

To our knowledge there are no facts or disputes which could significantly affect the result, financial condition, or assets of PERNOD RICARD Group.

Note 11 – Income Taxes

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Taxes payable	–50.1	–92.4	–80.5
Deferred taxes	12.3	–6.7	–5.6
TOTAL	**–37.8**	**–99.2**	**–86.0**

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Deferred tax credit	–67.4	–56.3	–51.3
Deferred tax liability	67.9	69.1	64.8
Net deferred tax liability	**0.5**	**12.8**	**13.6**

Note 12 – Long Term Debt

The break down of long term debt by maturity date is as follows:

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
Short term (less than 1 year)	1,051.8	1,064.7	1,067.3
Including bank loans	*909.5*	*991.2*	*885.2*
Medium term (from 1 to 5 years)	61.5	154.0	105.7
Long term (more than 5 years)	80.0	107.2	8.7
TOTAL	**1,193.3**	**1,325.9**	**1,181.7**

On March 20, 1992, PERNOD RICARD S.A. issued bonds, outside France, in the form of Perpetual Subordinated Notes, for a total nominal amount of 61.0 MEUR.

The Perpetual Subordinated Notes are considered to be a "repackaged" debt arrangement, arising from an agreement with a third party special vehicle company at the time of issuance.

The 25.5 MEUR of net indebtedness as of June 30, 2001 was booked as "long term debt". This amount is equal to the issue's face value, minus a payment initially made and capitalized during the issuance.

Borrowings resulted in no guarantees or mortgages other than guarantees provided by PERNOD RICARD S.A., listed in Note 13.

Note 13 – Financial Commitments

(EUR million)	Jun 30, 01	Dec 31, 00	Dec 31, 99
COMMITMENTS GIVEN			
Leasing	46.6	25.2	18.2
Bank guarantees	264.3	284.5	176.0
Purchasing commitments	8.0	21.3	22.9

The guarantee given to Société Générale by PERNOD RICARD as a back-up guarantee for the loan notes issued for the partial financing of the IRISH DISTILLERS GROUP was reduced to 0.1 MEUR as of December 31, 2000. The guarantee's amount was still the same on June 30, 2001.

In 1994, PERNOD RICARD S.A. provided guarantees of up to GBP 40 million for amounts which may be owed by the BWG Foods and BWG NI companies in the form of loan and swap contracts taken out by these companies. As of June 30, 2001, the balance remaining due and which was guaranteed by PERNOD RICARD S.A. totaled GBP 24.3 million.

In 1998, PERNOD RICARD S.A. guaranteed various loans contracted by its subsidiaries, especially Santa Lina and PR Finance S.A. As of June 30, 2001 the amount guaranteed for Santa Lina was 45.7 MEUR loan and 30.1 MEUR loan for PR Finance S.A.

In 2000, PERNOD RICARD issued a guarantee on behalf of its subsidiary BWG for bank loans, the outstanding amount of which was GBP 57.0 million.

Note 14 – Guaranteed Interest and Exchange Rate Contracts

The PERNOD RICARD has a portfolio of rate guarantee contracts which represented, on June 30, 2001, a total sum of 345 MEUR, as follows:

Company	Contract	Maturity	Basis	Guarantees
PR Finance	Fixed rate swap	January 2003	45 MEUR	5%
PR Finance	Fixed rate swap	May 2005	50 MEUR	5.35%
PR Finance	Fixed rate swap	August 2005	100 MEUR	5.43%
PR Finance	Cap and Floor	May 2005	150 MEUR	4.7%*

* The combined purchase of a Cap and sale of a Floor guarantees PR Finance a maximum borrowing rate of 4.7% provided that the 3-month Euribor rate is less than 7%.

The variable rate portion of PEROD RICARD Group's long term debt, after hedging, accounts for approximately 54% of the total.

On June 30, 2001 PERNOD RICARD Group had no significant exchange rate contract commitments.

Note 15 – Average Number of Employees and Payroll Expenses

The average number of employees on June 30, 2001 was 17,700, compared with 19,480 on December 31, 2000. The decrease in staff was mainly due to divestitures . These figures are calculated on an average annual basis and include temporary personnel.

Note 16 – Principal Consolidated Companies

This Note is identical to the Note for the consolidated financial statement set forth in § 5.2. Changes occur in the following entries:

Sociétés	Siège	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
– Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	0	0	NC	
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	0	0	NC	
– Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	56 807 0764
– Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	0	0	NC	382 255 016
– L'Igloo	7, Première Avenue, 13127 Vitrolles	0	0	NC	085 720 217
– The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	404 907 941

N.C.: Not consolidated (N.C. = *Non consolidé*)

CHAPTER VI

CORPORATE GOVERNANCE AND MANAGEMENT BODIES OF PERNOD RICARD

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* filed on April 17, 2001 under number R.01-115.

This information is correct as of the date hereof, subject to the following information:

AUTHORITY TO GRANT STOCK OPTIONS OR REPURCHASE SHARES

The combined shareholders' meeting held on May 3, 2001 authorized the Board of Directors to grant stock options, once or in several stages, to executives with high levels of responsibility and salaried administrators of the Company or companies that are directly or indirectly related to it as provided for in article L.225-180 of the *Code de Commerce*. Such options provide rights to subscribe to newly issued shares or to purchase existing shares of the Company resulting from previous redemptions carried out in accordance with applicable legislation.

The validity period of this delegation was fixed at five years.

On December 18, 2001 PERNOD RICARD's Board of Directors adopted a stock option plan the details of which are set forth in section 3.1.4 hereof.

CHAPTER VII

INFORMATION RELATING TO RECENT DEVELOPMENTS AND PROSPECTS OF PERNOD RICARD

Recent developments and prospects of PERNOD RICARD Group are supplied in the *Document de Référence* that was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115. The following information supplements the information contained in the *Document de Référence*:

7.1 RECENT DEVELOPMENTS

7.1.1 Discussion and Analysis of Results of Operations for the Third Quarter of 2001

PERNOD RICARD Group announced turnover, excluding duties and taxes, of 3.33 billion Euros for the nine months ending September 30, 2001, an increase of 5.9%. On a constant structural and currency basis sales increased by 6.3%.

Turnover, excluding duty and taxes, for the PERNOD RICARD Group's core spirits and wine business, were up by 8.7%, to 1.3 billion Euros (an increase of 9.3% on a constant structural and currency basis). All regions contributed to this growth, with sales in France increasing by 6.9%, in Europe by 13.5%, and Rest of World by 3.1%. In the third quarter of 2001, organic growth in this sector was 4.7%.

The Group's ten most profitable brands also showed good growth rates:

	January 2001 – September 2001	September 2000 – September 2001
Jacob's Creek	+20%	+25%
Ramazzotti	+21%	+19%
Havana Club	+16%	+14%
Clan Campbell	+12%	+12%
Jameson	+11%	+10%
Ricard	+4%	+1%
Bushmills	+7%	0%
Pastis 51	+6%	+2%
Larios	0%	+1%
Wild Turkey	0%	+6%
Total	**+9%**	**+11%**
Total Spirits	**+4%**	**+4%**
Total Wine	**+3%**	**+3%**

Jacob's Creek, *Ramazzotti*, *Havana Club*, *Clan Campbell*, and *Jameson* all enjoyed very strong growth. Following increased sales during the first half of the year, Ricard's sales have now resumed their usual growth rates.

The Distribution Sector also experienced strong growth, with sales of 1 billion Euros (up 10.8% on a constant structural and currency basis). Slightly unfavorable currency effects (– 1.1%) combined with structural effects of 3,8% further to the integration of Daunts in 2000 resulted in a growth of 13,4%.

Turnover for the Fruit Processing Sector (soft drinks and fruit preparations) was 1 billion Euros, down slightly (–1%) on a constant structural and currency basis.

7.1.2 Transactions Completed Since June 30, 2001

7.1.2.1 Sale of Orangina Pampryl and Yoo-Hoo

On October 31, 2001, PERNOD RICARD confirmed the completion of the sale of its soft drinks activities to Cadbury Schweppes, after receiving, on October 30, 2001, the approval of the competition authorities in Europe and in the United States. These activities sold, therefore, will no longer be consolidated as of October 31, 2001.

The transaction, valued at 700 MEUR, comprises the Orangina®, Pampryl®, and Yoo-Hoo® brands and associated businesses, covering continental Europe, North America, and Australia. In addition, in a separate agreement, PERNOD RICARD Group will have a put option to sell to Cadbury Schweppes Group its soft drink activities in the remaining markets for an additional amount of approximately 35 MEUR representing approximately 5% of the total activity's profitability.

The 700 MEUR sale price is increased by an indemnity payment of approximately 18 MEUR to compensate for taxation costs related to the transaction.

Orangina-Pampryl is the second largest soft drink producer in France , and the Orangina brand is present in numerous export markets. Yoo Hoo is the leading chocolate drink in the United States.

The sale of Orangina-Pampryl and Yoo-Hoo represents an important stage in the re-focusing of the Group on wine and spirits as its core activity. After the upcoming acquisition of the Seagram brands, PERNOD RICARD will be one of the leading companies world wide in the wine and spirits sector.

7.1.2.2 Increase in PERNOD RICARD's Investment in Agros

As of October 31, 2001, PERNOD RICARD Group owns approximately 98% of the share capital and voting rights of Agros (as compared to 37% of the share capital and 74% of the voting rights previously owned). Agros will remain listed on the Warsaw stock exchange.

With consolidated sales of 240 MEUR, Agros is one of the most important players in the Polish food and drinks industry, with a strong market presence in the fruit juice, fruit-based soft drink, canned fruit and vegetable, and jam segments (*Fortuna®* fruit juice, *Lowicz®* jam, and *Krakus®* canned fruit and vegetables). Most significantly, Agros owns the export rights to *Wyborowa® wodka*, distributed worldwide by PERNOD RICARD.

In addition, on July 16, 2001, PERNOD RICARD signed an agreement with Polmos Bialystok for distribution of *Zubrowka®* in Europe (excluding Russia and Poland), a well established Polish bison grass "*wodka*" (vodka). This agreement has a five-year term renewable covering distribution.

PERNOD RICARD has decided to restructure Agros's operations around two strategic businesses: Agros Fortuna (processing of fruits and vegetables into finished products), and Agros Trading (exporting of spirits, notably *Wyborowa*). The Agros company recently sold its Milejow and Pinchow businesses, with the purchasers retaining all of the employees, as well as Farmi i Mliny (agriculture and milling). Dispositions of other operations are underway.

7.1.2.3 PERNOD RICARD's Acquisition of Polmos Poznan (Wyborowa)

On July 16, 2001 PERNOD RICARD Group announced that Ms. Aldona Kamela-Sowinska, Treasury Minister, Messrs. Pierre Pringuet, Vice President and Managing Director of PERNOD RICARD S.A., and Yves Flaissier, President of Agros Holding SA, had signed an agreement, as part of the privatization program in Poland, for the acquisition by Santa-Lina, a subsidiary of PERNOD RICARD S.A., of 80% of the share capital of Polmos Poznan, for 300 million zlotys (approximately 77 MEUR). This agreement was finalized on August 28, 2001, after receiving required approvals from the Polish governmental authorities responsible for regulating competition and foreign investments. Regarding the balance of Polmos Poznan's share capital, 15% of the shares will be issued to employees and 5%will be retained by the Polish Treasury, to be acquired at a later date by PERNOD RICARD Group.

The privatization agreement states that PERNOD RICARD will undertake a capital increase of Polmos Poznan within the next 2 years of approximately 29 million zlotys (approximately 8 MEUR), which will primarily fund, a 5 year production investment program of 25 million zlotys (approximately 7 MEUR).

Polmos Poznan makes, among others, *Premium®*, *Lodowa®*, and especially *Wyborowa®* vodkas, which join PERNOD RICARD Group's portfolio of premium brands. *Wyborowa* is a «*wodka*» (vodka) of rye made through a triple distillation process, much sought-after by connaisseurs. Besides Poland, its principal markets today are in Western Europe, the United States, and Mexico.

On October 12, 2001, PERNOD RICARD Group announced that the Polish company Polmos Poznan would change its name to Wyborowa S.A. and that Mr. Yves Flaissier had been appointed Chairman of its Board of Directors. This new subsidiary will be responsible for all spirits operations of PERNOD RICARD Group in Poland, bringing together all operations and employees of Polmos Poznan (manufacture and sale in Poland of *Wyborowa*, *Lodowa*, and *Premium* brand vodkas), Agros Trading (vodka exports), and PR Polska (sale and distribution in Poland of the other PERNOD RICARD Group brands).

Under PERNOD RICARD Group's "brand ownership" approach, Wyborowa SA will be responsible for the worldwide marketing strategy of these brands, coordinating closely, market by market, with companies responsible for sale and distribution within the PERNOD RICARD Group.

7.1.2.4 Acquisition by PERNOD RICARD of Jan Becher

As part of the privatization process in the Czech Republic, the Czech government, on November 29, 2001, sold 59% of Jan Becher's capital to PERNOD RICARD for 40 MEUR. The Group now owns 95.7% of the capital of the company. This transaction completes the privatization process started in 1997, when PERNOD RICARD acquired its initial equity stake in Jan Becher and took over the management of the company.

Founded in 1807 by Josef Becher, the Carlsbad (Karlovy Vary) based company is famous for producing *Becherovka®*, a bitter liqueur which is drunk neat, as a long drink, or a cocktail and which is particularly well known in its domestic market as well as in Central and Eastern Europe. Since acquiring its equity stake in Jan Becher, PERNOD RICARD has established one of the best spirits and wine distribution networks in the Czech market and established its own network in the Slovak Republic. The Group has reunited the brand on a worldwide level by acquiring the rights to it in several markets including Germany, where sales have increased strongly. In addition, *Becherovka®* has also been relaunched in the Central European markets as well as in Russia, where the brand is well recognized.

The acquisition of Jan Becher reinforces PERNOD RICARD's position as the number 1 player in the spirits and wine market in continental Europe and as the leading investor in the "drinks" sector in Central and Eastern Europe.

The Group also becomes the number 1 producer worldwide for bitters, with a total volume of nearly 3 million cases. In addition to *Becherovka*, PERNOD RICARD's portfolio for bitters contains *Amaro Ramazzotti®* (Italy, Germany, Austria and Switzerland), *Suze®* (France, Belgium and Switzerland) as well as several local brands.

7.1.2.5 Sale of SIAS-MPA

On January 11, 2002 PERNOD RICARD announced that it was close to completing the disposal of SIAS-MPA, the world leader in fruit preparation for the milk industry to BUTLER CAPITAL MARKETS.

The value of the sale of SIAS-MPA is 170 MEUR (including debts and minority interests). This value could increase by a maximum of 25 MEUR, allowing PERNOD RICARD to benefit from the future profit achieved by BUTLER CAPITAL PARTNERS when they choose to exit.

PERNOD RICARD will agree to give BUTLER CAPITAL PARTNERS a credit facility amounting to 50 MEUR. A partial repayment of this credit will be conditional on SIAS-MPA's future performance.

The SIAS management team will take part in this transaction by taking a stake in the capital.

On January 11, 2002, this transaction was submitted to an exceptional meeting of the workers council at SIAS-MPA for advice. They approved it on January 21, 2002. It is still subject to approval by the competition law authorities.

7.1.3 Pending Litigation: Havana Club

Formed as a 50/50 joint venture between PERNOD RICARD Group and a Cuban state company, Havana Club Holding (HCH) owns the trademark *Havana Club®*, which applies to a line of authentic Cuban rums, registered in nearly 180 countries.

This trademark has been infringed in the United States and is the subject of a lawsuit to establish ownership in Spain by the Bacardi-Martini Group.

- In the United States, the action brought by HCH to obtain a remedy against distribution and sale by Bacardi-Martini, in 1996, of a Cuban rum under the trademark *Havana Club*® has not been successful.

  "Section 211", passed as part of the U.S. budget act in 1999 while the case was pending, prohibits courts in the U.S. from recognizing assertions of rights to certain Cuban origin trademarks or names which are identical or similar to rights which were confiscated during the Cuban Revolution.

  The European Union has begun a proceeding before the World Trade Organization (WTO) to have *"Section 211"* declared a violation of the GATT agreements (the so-called "TRIPS" agreements – "Trade Related Intellectual Property rights"). The WTO panel ruled against one of the provisions of *"Section 211"* on July 3, 2001. On January 2, 2002 the WTO's appellate body issued a ruling and held that the provisions of *"Section 211"* were inconsistent with two fundamental principles of the "TRIPS" agreements and recommended that the United States bring its legislation into conformity with its obligations under these agreements.

  In addition, Bacardi-Martini brought actions seeking cancellation and termination of the *Havana Club*® trademark in the United States. These claims have either been dismissed, or have not yet been decided.

- In Spain, Bacardi-Martini brought an action in July 1999 to obtain ownership of the *Havana Club*® trademark belonging to HCH.

  Distribution and sale of rums by PERNOD RICARD's Spanish subsidiary using this trademark, however, is not seriously endangered.

7.1.4 Pending Litigation: the Jan Becher Case

The trademarks *Becher*® and *Becherovka*® belong on a worldwide basis to two PERNOD RICARD subsidiaries, Jan Becher (Karlovy Vary, Czech Republic) and Johann Becher (Rheinberg, Germany).

Since 1997, a Czech citizen name Zdenek Hoffmann has claimed to own the rights to the *Becherovka*® trademark, on the ground that it was a gift from his grandfather in 1939, or in 1945. In addition, Mr. Hoffmann's mother, who obtained a governmental license to manufacture spirits using the company tradename *"Jirina Hoffmanova – Johann Becher"*, has granted manufacturing and distribution licenses for liqueurs under such trademarks to Slovak and Czech companies.

Several judicial cases are now pending before the Slovak and the Czech courts in order to seek confirmation of the ownership rights of Jan Becher to the *Becherovka*® and *Becher*® trademarks in Czech Republic and Slovakia and to prohibit the infringements that have been shown.

As of now, the property rights of Jan Becher to the *Becherovka* and *Becher* trademarks in Czech Republic and Slovakia do not seem to be seriously endangered.

7.2 FUTURE PROSPECTS

On December 19, 2000 an agreement was reached with Vivendi Universal for the joint acquisition by PERNOD RICARD Group and Diageo of the Seagram Spirits and Wines Business. In this regard, PERNOD RICARD has simultaneously refocused its activity on its core wine and spirits business through a series of divestitures of businesses which are not part of the wine and spirits business. This program, which has already originated the sale in 2001 of San Giorgio Flavors, Italcanditi, Orangina Pampryl, and Yoo-Hoo, is continuing.

7.2.1 Acquisition by PERNOD RICARD of a Part of the Seagram Wines and Spirits Division

7.2.1.1 Description of the Transaction

The agreement signed by PERNOD RICARD and Diageo to acquire the Seagram's Spirits and Wines Business from Vivendi Universal involves a total amount of 8.15 billion U.S. dollars.

This acquisition was completed on December 21, 2001 after obtaining all required approvals from European, Canadian, and American competition authorities.

In addition, PERNOD RICARD and Diageo signed on December 4, 2000 an initial Framework Agreement providing for the terms and conditions of the joint acquisition of the Seagram's Spirits and Wines Business, especially the portfolio allocation of the acquired brands. This agreement was amended by a new agreement signed on December 21, 2001, under which PERNOD RICARD will contribute approximately 3.2 billion U.S. dollars, or 39.1% of the total price. This acquisition, which will be entirely financed through committed borrowing facilities, will comprise part of the Seagram Spirits and Wines Business, consisting of shares and assets, essentially part of the Seagram brand portfolio.

7.2.1.2 Significance of the Transaction for PERNOD RICARD

The acquisition of a portion of Seagram's brand portfolio represents an exceptional opportunity for PERNOD RICARD Group:

- This acquisition will transform PERNOD RICARD into a truly global player and will allow it to step from the fifth to the third position in the wines and spirits industry in terms of volume sold.
- This acquisition is part of PERNOD RICARD's strategy of maintaining a balanced portfolio of international and strong local brands, which evens out the impact of cyclical economic downturns and matches market characteristics as well as consumer purchase patterns.
- This acquisition will create significant operating synergies by leveraging PERNOD RICARD's distribution network. While volumes will grow by 55%, the sales force will only increase by 15%.
- The opportunity to acquire prestigious brands such as *Chivas Regal*®, *Seagram's* Gin® and *Martell*® is extremely rare in the spirits industry. Those brands will significantly strengthen PERNOD RICARD's existing portfolio.
- The substantial marketing investment in *Chivas*, *Martell* and *Seagram's* Gin for the past two years, the growing popularity of premium Scotch Whiskey and Cognac (particularly in the United States), and the recovery of economic conditions in many of the important markets for the acquired Seagram portfolio brands should provide the Company with significant sales growth opportunities.

7.2.1.3 Structure of the Transaction

The terms of the acquisition by PERNOD RICARD and Diageo of the Seagram Spirits and Wines Business have been provided in the Framework Agreement, dated December 4, 2000, as amended on December 21, 2001.

Pursuant to this Agreement, the Seagram Spirits and Wines Business will be divided into three main categories:

- The parts of the Seagram Spirits and Wines Group to be acquired by PERNOD RICARD (the "PERNOD RICARD Assets"),
- The parts of the Seagram Spirits and Wines Group to be acquired by Diageo (the "Diageo Assets"),
- The non-strategic assets of the Seagram Spirits and Wines Business to be funded jointly in the proportions agreed between PERNOD RICARD and Diageo (39.1% for PERNOD RICARD and 60.9% for Diageo) and subsequently sold to third parties (the "Non-Strategic Assets"). Non-Strategic Assets are divided into three categories: assets held by PERNOD RICARD, assets held by Diageo, and jointly-held assets.

The acquisition is structured so that, upon closing, both PERNOD RICARD and Diageo will directly acquire their respective assets of the Seagram Spirits and Wines Business.



PERNOD RICARD
DIAGEO
100%
39.1%
60.9%
100%
PERNOD RICARD Assets
Non-Strategic Assets
Diageo
Seagram Spirits and Wines Business

The PERNOD RICARD Assets include businesses relating to *Chivas Regal* (premium Scotch whiskey), *Martell* (Cognac), *Seagram's* Gin (gin), *The Glenlivet®* and *Glen Grant®* (single malt Scotch whiskeys), *100 Pipers®* and *Something Special®* (blended Scotch whiskeys), *Orloff®* (local vodka) *Montilla®* (Rum), *Royal Stag®*, *Dunbar®*, *Natu Nobilis®* and *Blenders Pride®* (local whiskeys), as well as *Seagram's Coolers®* and certain production facilities related to these brands in specific countries such as the United States (Indiana), the United Kingdom, Portugal, France, Brazil and India.

The Diageo Assets include businesses relating to *Crown Royal®* (Canadian whiskey), *Captain Morgan®* (rum), *Seagram's 7 Crown®* (North American whiskey), *Seagram's VO®*, *Seagram's 83®*, and *5 Star®* (Canadian whiskey), *Windsor Premier®* (premium Scotch whiskey), *Cacique* and *Myers®* (rums), *Mumm Cuvée Napa®*, and some other brands.

The Non-Strategic Assets include businesses relating to *Sandeman®* (Port and Sherry), *Four Roses®* (Bourbon whiskey), *Passport®* (Scotch whiskey), *Mumm Sekt®* (Sparkling wine), Oddbins (distribution), as well as several other smaller spirit, wine and beverage brands.

PERNOD RICARD and Diageo intend to sell such Non-Strategic Assets to third parties as soon as possible and will share the financial proceeds and charges relating to such dispositions.

To date, the sales of Oddbins, the leading wine and spirits retailer in the United Kingdom and Ireland, to Castel Frères (France) and *Mumm Sekt* to Rotkappohen Sektkellerei (Germany) have been completed. The *Four Roses* and *Sandeman* brands are in the process of being sold, the first to Kirin Brewery Company Ltd (Japan) and the second to Sogrape Holding (Portugal).

The Non-Strategic Assets are divided into two categories: those to be managed by PERNOD RICARD alone until sale to third parties and those which PERNOD RICARD and Diageo will manage jointly during the same period.

A committee (the "Supervisory Committee"), consisting of an equal number of representatives of PERNOD RICARD and Diageo, has been established to oversee the sale process of all the Non-Strategic Assets and organize the management of such assets, except for those managed by PERNOD RICARD alone.

7.2.1.4 Competition Law Authorities approvals

– European Commission

On May 8, 2001 the European Commission approved the transaction, subject to compliance with certain commitments made by Diageo and PERNOD RICARD which concern mainly the following:

- allocation of the assets between the parties;
- management of "antitrust sensitive" assets from a competition point of view

- precautionary steps ("safeguard and firewall measures and procedures") to safeguard competition during the interim 12 month period;
- distribution by an independent third party of *Captain Morgan* rum in Iceland;
- the fact that the third party acquiring the *Four Roses* brand would have to be a potential or existing competitor of the parties, the choice of which would be subject to the Commission's approval;
- appointment of a *"Monitoring Trustee"* specifically responsible for monitoring the parties' compliance with the above-described commitments;
- sale of two classes of assets called *Seagram Venture Assets* and *PERNOD RICARD On-Sale Assets* within 12 months from the closing
- the appointment of a *"Divestment Trustee"* to sell the above-described assets for which a buyer cannot be found within 12 months (such *"Divestment Trustee"* to have six months to do so.

– **Canada**

The Competition Office (*Bureau de la Concurrence*) approved the transaction on October 23, 2001, subject to the condition that Diageo commit to divest the premium Canadian whiskey brand GIBSON'S Finest®, so as to avoid any restriction of competition in the market for *"premium Canadian whiskies"*.

The Canadian Ministry for Industry (*Ministère de l'Industrie*) (*Investment Review Division*) approved the transaction on October 31, 2001.

– **United States**

The *Federal Trade Commission* (FTC) approved the transaction on December 19, 2001 on the condition that Diageo divest its *"Malibu®"* brand within six months from the closing of the acquisition to a third party in a position to develope it in the United States and, during such period manage the *"Malibu"* brand separately from the *"Captain Morgan"* and *"Myers®"* rum brands acquired pursuant to this acquisition.

7.2.2 Financing by PERNOD RICARD of a Part of the Seagram Spirits and Wines Business

PERNOD RICARD's contribution to the acquisition of the Seagram's Spirits and Wines Business amounts to 3.2 billion U.S. dollars. This amount was paid to Vivendi Universal on December 21, 2001.

The financing for this acquisition was syndicated to a banking pool in February 2001. The funds were drawn down on December 21, 2001 and is structured as follows:

- senior debt increased in a maximum amount of 3.5 billion Euros (this amount also includes PERNOD RICARD's initial debt), maturing in 5 years and divided between U.S. dollars (43%), euros (49%), and yens (8%). Interest is indexed to the Euribor, Libor $, or Libor ¥ rates;
- a bridge loan for the sale of assets of 1 billion Euros maturing in one year, renewable for an additional year in the amount of 300 MEUR, indexed to the Euribor, Libor $, or Libor ¥ rates. As of December 31, 2001, following sales of assets during 2001, the amount outstanding under this bridge loan was only 387 MEUR.
- issuance of bonds convertible and/or exchangeable for new or existing shares maturing on January 1, 2008 in an amount of approximately 425 MEUR which will be increased to a total nominal value of approximately 488.75 MEUR (the subject of this prospectus);

This financing structure will also make it possible for PERNOD RICARD Group to refinance the group's debt, to pay expenses related to the acquisition, and provide sufficient margin to finance additional working capital needs related to the acquisition.

As a result of this financing structure, PERNOD RICARD Group will maintain financial flexibility to undertake new medium term transactions (maintenance of "investment grade" rating) and anticipate for rapid repayment of debt.

7.2.3 Financial Growth of Seagram Spirits and Wines Business during 1999, 2000, and 2001

The information set forth in this paragraph relates to the entire structure jointly acquired by PERNOD RICARD and Diageo from Vivendi Universal and not just to assets and operations acquired by PERNOD RICARD.

The source of the information contained in this paragraph is indicated in section 1.3.2.1. It is important to bear in mind that these financial statements are presented according to US GAPP standards, and that the information set forth in this paragraph for the fiscal year ending June 30, 2001, which comes from the management of the Seagram Spirits and Wines Group, has not been audited by the statutory auditors

Actuals **Twelve months period ended 30 June (millions of U.S. dollars)**	**2001**	**2000**	**1999**
Revenues :			
Consolidated companies	$5,158	$5,108	$4,812
Unconsolidated companies	150	179	162
	$5,308	$5,287	$4,974
EBITDA :			
Consolidated companies	$909	$727	$684
Unconsolidated companies	10	10	9
	$919	$737	$693
Adjustment for unconsolidated companies	(10)	(10)	(9)
Depreciation and amortization	(112)	(125)	(132)
Operating Income	$797	$602	$552

- **2001 versus 2000**

Consolidated Companies

Sales revenues grew by 1%, with Earnings before interest, taxes, depreciation and amortization (EBITDA) growing by 25% and operating profit by 32%, as compared to the numbers for the preceding period. The improvement in results of operations in comparison with the preceding year resulted from steady growth in North America (especially spirits), which saw 2% sales volume growth, 5% growth in revenues, and 6% profit growth. Asia continued its recovery and showed growth of 27% in sales volumes and profits. Europe, despite a slight drop of 1% in volumes, showed profit growth of 10%. Latin America, with a 1% growth in volumes, improved its profits by almost 60%. 46% of the total proceeds in this segment, or 5,158 million dollars, came from North America, 24% from Europe/Africa, 20% from Asia, and 10% from Latin America. The total number of cases of wine and spirits sold, including unconsolidated companies, grew by 2%, despite the drop in sales of champagne and coolers, as a result of the rise in sales of North American and Scotch whiskeys, rum, and cognac.

For fiscal year 2001, the cost of goods sold, expressed as a percentage of revenues, was 51%, as compared to 54% for 2000, essentially due to declining manufacturing costs. Selling expense, general and administrative overhead expense, expressed as a percentage of revenues, were 33%, against 34% for fiscal year 2000, also reflecting a reduction in general expenses. Marketing expense grew by 8% in constant dollars, compared to the previous period, essentially with respect to leading products (*Chivas®*, *Martell®*, *Crown Royal®*, etc.).

Unconsolidated Companies

Fiscal year 2001 included only one unconsolidated company in the wine and spirits business, Kirin-Seagram Limited of Japan, the results of which, in terms of operating profit and EBITDA remained stable, compared to the prior year.

- **2000 versus 1999**

Consolidated Operations

Revenues increased by 6% (10% on a constant U.S. dollar basis), EBITDA rose by 6% (10% on a constant U.S. dollar basis) and operating income increased by 9% (13% on a constant U.S. dollar basis) as compared to the prior year. Adjusting for the sale of the Champagne production operations, operating income increased by 15%, and EBITDA increased by 12%. The improved year-on-year results were driven by continued momentum in the global spirits and wine business, the impact of the millennium and earnings growth in all regions. In North America, higher volumes and prices, partially offset by increased marketing investment, contributed to growth. Europe benefited from growth in most major markets, particularly Germany, driven by a recovery in *Mumm Sekt®* sales, and the United Kingdom. The continued economic recovery in Asia, specifically in Greater China, facilitated improvement in that region. In Latin America, growth was driven by Brazil, Venezuela, and *Don Julio* in Mexico. Of the $5,108 million total spirits and wine revenues, 46% were generated in North America, the European and African markets accounted for 33%, Asia Pacific contributed 13%, and Latin America generated the remaining 8%. Total spirits and wine case volumes, including unconsolidated companies, increased by 7% year-on-year, driven by growth in *Crown Royal®*, *Captain Morgan®*, *ABSOLUT VODKA®* (which is owned by V&S Vin & Spirit AB), *Mumm Sekt®*, and *Royal Salute®*.

In fiscal year 2000, cost of goods sold as a percentage of revenues increased to 54.2% from 53.3% in the preceeding year. This increase was offset by a decrease in selling, general and administrative expenses as a percentage of revenues, which declined to 34.0% from 34.7% in the preceeding year. On a constant U.S. dollar basis, global marketing expense increased in excess of 20% in order to sustain the momentum established in our core brands and to support the millennium trade activity earlier in the year. Brand equity build also increased in excess of 20% on a constant U.S. dollar basis, as we continued to invest for future growth by supporting our brands in key markets, particularly North America.

Unconsolidated Operations

In the current fiscal year there is only one spirits and wine unconsolidated company, Kirin-Seagram Limited in Japan. In fiscal year 1999, the unconsolidated companies also included Seagram (Thailand) Limited for nine months to March 1999, at which time we increased our investment in Thailand and began to consolidate that affiliate. In fiscal year 2000, the equity in earnings of unconsolidated companies increased by $2 million, and revenues and EBITDA from unconsolidated companies increased by 10 and 11%, respectively. The year-on-year variances are primarily due to the entities that are included in unconsolidated companies.

7.2.4 Presentation of PERNOD RICARD Group's Future After Acquisition of a Portion of Seagram's Spirits and Wines Group and After Completion of Refocussing of PERNOD RICARD Group on the Spirits and Wines Group

The financial data for fiscal year 2001 relating to the assets of the Seagram Spirits and Wines Business acquired by PERNOD RICARD which are mentioned in the paragraphs below, or which were used by PERNOD RICARD in producing simulations in terms of volumes and market share, were directly obtained from the management of the Seagram Spirits and Wines Business (Vivendi Universal) and have not been audited or reviewed by the statutory auditors (*contrôleurs légaux*).

In fact, prior to the completion of the acquisition on December 21, 2001 PERNOD RICARD did not have access to complete and audited financial information for fiscal year 2001 relating to the Seagram's Spirits and Wines Business.

In addition the business acquired by PERNOD RICARD involves brands and assets that have never received individual accounting treatment, even within Seagram. PERNOD RICARD, therefore, will not be in a position to provide information about the assets and operations acquired until presentation of the consolidated financial statements for PERNOD RICARD Group for 2001.

At that time, the assets of the Seagram Spirits and Wines Business held by PERNOD RICARD (see, PERNOD RICARD Assets, as described in § 7.2.1.3) will be consolidated using the total consolidation method. Applying accounting principles used by PERNOD RICARD the value of the new brands included in the balance sheet will probably be determined on the basis of their future profits. This amount will be evaluated at the time the financial statements for the year ended December 31, 2001 are presented.

The Non-Strategic Assets described in § 7.2.1.3 which are to be sold will not be consolidated in the PERNOD RICARD financial statements. In taking the position that the aim of this acquisition is the acquisition of the PERNOD RICARD Assets, as described in § 7.2.1.3, the gains and losses on the sales of Non-Strategic Assets will be eliminated and allocated to the cost of acquisition of the PERNOD RICARD Assets.

7.2.4.1 Description of Business Acquired by PERNOD RICARD

7.2.4.1.1 Principal Brands Acquired

Total volumes of the Seagram brands acquired by PERNOD RICARD amounted to 16.6 million cases between June 2000 and June 2001 (Seagram's fiscal year), as compared to 14.5 million cases between June 1999 and June 2000.

PRINCIPAL BRANDS ACQUIRED BY PERNOD RICARD GROUP

			Changes in Sales Volumes	
Brands	Type	Main Geographic Areas	July 2000-June 2001 vs. July 1999-June 2000	December 2000-November 2001 vs. December 1999-November 2000
Chivas Regal	Scotch	International	+12%	+2%
Martell	Cognac	International	+4%	–2%
Seagram's Gin ..	Gin	North America	–4%	–4%

The information set forth below relating to *Chivas*, *Seagram's* Gin, and *Martell* comes from the organization International Wines and Spirits Records (December 2000) and with respect to sales revenues, from the organization Impact International (February 2001).

The main brands acquired by PERNOD RICARD are:

- Chivas:
  - Worldwide co-leader in the Premium Scotch market by volume, number 12 worldwide spirit in terms of sales, and number 2 worldwide in Duty Free spirits in terms of sales. In 2000, total sales amounted to 3.4 million cases of 9 liter bottles worldwide,
  - The acquisition of *Chivas* will give PERNOD RICARD Group direct access to the United States and Asian markets.
- Seagram's Gin:
  - Number 2 worldwide gin by volume, number 1 gin in the United States with a 30% market share. In 2000, total sales amounted to 3.2 million cases of 9 liter bottles worldwide,
  - The acquisition of *Seagram's* Gin will give PERNOD RICARD Group a strong position in the American market, as well as access to the large "off-trade" market in the United States.
- Martell:
  - Number 3 worldwide cognac by volume, number 1 cognac in the United Kingdom, Singapore and Malaysia. In 2000, total sales amounted to 1.3 million cases of 9 liter bottles worldwide,
  - *Martell* perfectly complements *Chivas Regal*'s distribution channels, especially in the Asian markets, where PERNOD RICARD has had a weaker presence.

7.2.4.1.2 Profitability of the Acquired Business

Sales

Billions of euros	2000	2001*	Change
PERNOD RICARD Spirits and Wines**	1.8	1.9	+9%
Acquired Seagram Brands**	1.2****	1.3*****	+12.6%
Total	**3.0**	**3.3**	**+11.0%**

* Estimated.

** The information for PERNOD RICARD Spirits and Wine reflects information for 12 months between 1st January and 31 December (period corresponding to PERNOD RICARD's fiscal year)

*** The information for acquired Seagram brands reflects information for 12 months between 1st July and 30 June (period corresponding to Seagram's fiscal year)

**** Exchange rate used 1 EUR = 0.9240 USD.

***** Exchange rate used 1 EUR = 0.8960 USD.

General Overhead and Marketing Expense

General overhead and marketing expense required for the integration of the acquired brands was revalued on the basis of comparable structure at approximately 125 MEUR, as compared to 95 MEUR in the initial proposal, to which should be added 15 MEUR related to new operations (*Don Julio*® and *Olmeca*® tequillas, Seagram's coolers, acquisitions of local brands, especially in South America).

Percentage of Operating Profit

The operating profit margin of the PERNOD RICARD spirits and wine business after integration of the Spirits and Wines Business acquired from Seagram was valued at 21.5% of the sales (or 635 MEUR on the basis of 2000 sales). This operating profit margin was 17.2% for the PERNOD RICARD spirits and wines business before integration and 28.0% with the acquired business, after additional structural costs. The June 30, 2001 data provided by Seagram's Spirits and Wines Business's management confirmed that trend, with a slight progression of such ratio.

PERNOD RICARD's acquisition of a part of the Seagram brands, consequently, will significantly improve the group's profitability (see §7.2.5.).

7.2.4.1.3 Headcount

According to PERNOD RICARD's most recent estimates, approximately 3,200 people joined the group. The geographic breakdown of these employees is as follows:


19%
39%
20%
22%
Europe
North America
Central and South America
Asia

7.2.4.2 Description of the PERNOD RICARD's Divestiture Program of Non-Strategic Businesses

Simultaneously with the acquisition of part of the Seagram Spirits and Wines Business, PERNOD RICARD undertook to refocus on its core wine and spirits business. Consequently, PERNOD RICARD has developed a plan to divest non-strategic businesses. To date, the sale of San Giorgio flavors, Italcanditi, Orangina-Pampryl, and Yoo-hoo have been completed. Pending sales are as follows:

- **SIAS MPS:** On January 11, 2002 PERNOD RICARD announced that it was close to completing the disposal of SIAS-MPA to BUTLER CAPITAL MARKETS (see §7.1.2.5).
- **CSR:** PERNOD RICARD has initiated the selling process of the CSR cider operations.
- **BWG:** On March 12, 2001 PERNOD RICARD announced that it had initiated the selling process of BWG, its wholesale distribution subsidiary in Ireland and Great Britain.

As a matter of information, it should be noted that the financial information relating to the two business segments the sale of which has been initiated (fruit processing and fruit juice preparation and distribution appear in Note 16 of § 5.2. of this prospectus.

7.2.4.3 Creation of the Third Largest Wine and Spirits Company in the World in Terms of Sales

Since its founding, PERNOD RICARD Group has been able to build an international portfolio in the wine and spirits industry through the acquisition and the development of worldwide brands (*Jameson*®, *Havana Club*®, and *Jacob's Creek*®) and regional brands (*Larios*®, *Clan Campbell*®, *Wild Turkey*®, and *Ramazzotti*®). Prior to the Seagram's transaction, PERNOD RICARD Group was already the fifth largest group in the world in the spirits industry, which is its core business.

7.2.4.3.1 Strengthened Worldwide Presence

The acquisition of a part of the Seagram's assets adds new worldwide brands to PERNOD RICARD's portfolio, which will strengthen its presence in North America, Latin America, India, and Southeast Asia. PERNOD RICARD thus reaches a worldwide critical mass which will allow it to take its place as a major player in the industry.

Geographic Breakdown by Volume of PERNOD RICARD Brands

Pre-Acquisition (total volume: 28 million cases of 9 liter bottles*)
(data estimated by PERNOD RICARD for FY 2001)



9%
5%
36%
50%
France
Europe/Africa (excluding France)
Americas
Asia

Post-acquisition (total estimated volume: 46 million cases of 9 liter bottles*)
(compilation of estimated data by PERNOD RICARD and data provided by SEAGRAM management for FY 2001)



12%
23%
27%
38%
France
Europe/Africa (excluding France)
Americas
Asia

* Of which 1 million cases were sold in "ready-to-drink" form (producing 9.5 "ready-to-drink" cases)

7.2.4.3.2 Eleven Brands Among the Top One Hundred in Impact International's Rating

Upon completion of this transaction PERNOD RICARD will become the third largest spirits Group in the world, with a portfolio representing 11 of the top one hundred brands in the *Impact International* rating (February 2001) and a distribution network with a significantly strengthened global reach.

Brand*	Rating 2000
Ricard	5
Seagram's Gin	18
Chivas Regal	22
Larios	38
Pastis 51	44
Montilla	45
Clan Campbell	57
Havana Club	63
Martell	65
Jameson	70
Suze	81

Source: *Impact International (February 2001)*

* The *Wyborowa* brand should be included in the 100 leading brands of the *Impact International* rating next year.

7.2.4.3.3 A Complete and Balanced Product Line

Acquisition of part of the Seagram Spirits and Wines Business will allow PERNOD RICARD Group to strengthen its brand portfolio.

PERNOD RICARD will become second in the world in the key category of Scotch whiskeys with a significantly enriched line-up. The introduction of *Chivas Regal* into PERNOD RICARD's distribution network will, among other things, provide a powerful leverage effect for the Group's entire product line.

With the acquisition of *Martell*, PERNOD RICARD Group, which already owns the *Bisquit®* and *Renault®* brands, will become the second largest player in the cognac market. *Martell* is a uniquely prestigious brand with a strong presence in the U.K. and in Southeast Asia. In addition, in the luxury spirits segment, the brand complements *Chivas Regal*. In Portugal, the contribution of brandy *Macieira®* and other local brands will allow PERNOD RICARD Group to reach second place in the spirits market.

Acquisition of the *Seagram's Extra Dry®* gin should significantly improve PERNOD RICARD's presence in the United States. The contribution of *Natu Nobilis®*, *Orloff®*, and *Montilla®* in Brazil should energize the Group's business in Latin America. In India, *Royal Stag®* is the premier premium whiskey on the market.

Breakdown of PERNOD RICARD Product Line by Volume per Type of Spirit

**Pre-Acquisition (total volume: 28 million cases of 9 liter bottles*)
(data estimated by PERNOD RICARD for FY 2001)**


17%
20%
1%
7%
6%
16%
33%
Whiskeys
White Liqueurs
Anis
Rum
Bitters
Cognac
Others

**Post-Acquisition (total volume: 46 million cases of 9 liter bottles*)
(compilation of estimated date by PERNOD RICARD and data provided by SEAGRAM management for FY 2001)**


13%
4%
4%
8%
32%
21%
18%
Whiskeys
White Liqueurs
Anis
Rum
Bitters
Cognac
Others

* Of which 1 million cases were sold in "ready-to-drink" form (producing 9.5 "ready-to-drink" cases)

7.2.5 PERNOD RICARD Financial Objectives After Acquisition of Seagram Spirits and Wines Business

Pursuant to the signing of the Agreement entered on December 19, 2000 with Vivendi Universal for the joint acquisition of Seagram's Spirits and Wine Business by PERNOD RICARD and Diageo, PERNOD RICARD presented its profit objectives for 2002 in early 2001.

These objectives, which assumed that the part of the Seagram's Spirits and Wines Business acquired by PERNOD RICARD would be integrated in the beginning of the year 2001, were prepared by PERNOD RICARD on the basis of:

- information provided to PERNOD RICARD by Vivendi Universal in Data Rooms open during the months of October and November 2000. These Data Rooms included, among other things, financial statements for Seagram's Spirits and Wines Group and the management accounts for the brands to be acquired by PERNOD RICARD for the fiscal year ended June 30, 2000. These data were given an in-depth analysis by PERNOD RICARD.
- objectives prepared by PERNOD RICARD

The decision to present objectives for 2002 was motivated by the fact that fiscal year 2002 would be the first year to include full year results for the Seagram's Sprits and Wines Business and

PERNOD RICARD, therefore, the first year to show the new dimension of PERNOD RICARD after its restructuring on its core business.

The acquisition of the Seagram's Spirits and Wines Business was not completed until December 21, 2001. Consequently, the first fiscal year which will show the group as it appears after refocusing on its core wine and spirits business will be 2003.

PERNOD RICARD, however, has not been able to update its estimates, because the information made available to PERNOD RICARD by Seagram for the fiscal year ended June 30, 2001 was very limited. In addition, these data were not audited by the statutory auditors, and it has not been possible to give them as full a review as the one performed by PERNOD RICARD in the Data Room for the information relating to the fiscal year ended June 30, 2000.

Consequently, the profitability objectives presented hereinafter for 2003 should be compared to those presented last year for 2002.

Thus, assuming completion of the sale of the Non-Strategic Assets acquired from Seagram and the refocussing on spirits and wine (after the sale of the other assets set forth in 7.2.4.2), PERNOD RICARD's sales objectives will be 3.7 billion Euros for 2003, and the EBIT/sales ratio will be 21.5%.

PERNOD RICARD expects a rapid repayment of debt to maintain its medium term financial maneuvering room for other transactions and to keep its "investment grade" rating and has set a senior debt/EBITDA ratio objective for 2003 of 3.4.

Pernod Ricard

Printed by **St Ives Burrups** B660352/7349
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

02 APR 15 AM 9:12

Pernod Ricard

Société Anonyme
au capital de 174.798.646 Euros
Siège social : 142, boulevard Haussmann, 75379 Paris Cedex 08
582 041 943 R.C.S. Paris (58 B 4194)

NOTE D'OPÉRATION DEFINITIVE

MISE À LA DISPOSITION DU PUBLIC À L'OCCASION DE L'ÉMISSION ET DE L'ADMISSION AU PREMIER MARCHÉ D'EURONEXT PARIS S.A. D'UN EMPRUNT D'UN MONTANT NOMINAL DE 425 000 041 EUROS SUSCEPTIBLE D'ÊTRE PORTÉ À 488 749 999 EUROS REPRÉSENTÉ PAR DES OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES D'UNE VALEUR NOMINALE UNITAIRE DE 107 EUROS

La notice légale sera publiée au Bulletin des annonces légales obligatoires du 8 février 2002.

COB

Visa de la Commission des Opérations de Bourse

En application des articles L 412-1 et L 621-8 du Code Monétaire et Financier, la Commission des Opérations de Bourse a apposé le visa numéro 02-103 en date du 5 février 2002 sur le présent prospectus définitif, conformément aux dispositions de son règlement n° 98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

Avertissement

La Commission des Opérations de Bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédent la date effective de remboursement.

Ce prospectus définitif est constitué par :

- le document de référence de PERNOD-RICARD, enregistré par la Commission des Opérations de Bourse le 17 avril 2001 sous le numéro R.01-115 ;
- la note d'opération préliminaire visée par la Commission des Opérations de Bourse sous le numéro 02-092 en date du 5 février 2002 ;
- la présente note d'opération définitive.

Des exemplaires du présent prospectus sont disponibles sans frais auprès des établissements financiers chargés du placement, ainsi qu'au siège social de PERNOD RICARD, 142, boulevard Haussmann, 75379 Paris Cedex 08.

JPMorgan **SG Investment Banking**

Chefs de file Teneurs de livre associés

CARACTÉRISTIQUES DES OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES

NOMBRE D'OBLIGATIONS ÉMISES

Le montant nominal de l'emprunt est de 425 000 041 euros, représenté par 3 971 963 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (les "Obligations"). Ce montant est susceptible d'être augmenté d'au maximum 15 % par exercice de l'option de sur-allocation pour être porté à un montant maximum de 488 749 999 euros représenté par 4 567 757 obligations.

NOMINAL UNITAIRE DES OBLIGATIONS

La valeur nominale des Obligations a été fixée à 107 euros.

PRIX D'ÉMISSION

Le pair, payable en une seule fois à la date de règlement.

DATE DE JOUISSANCE ET DE RÈGLEMENT

Le 13 février 2002.

DURÉE DE L'EMPRUNT

5 ans et 322 jours à compter de la date de règlement.

INTÉRÊT ANNUEL

Les Obligations porteront intérêt à un taux de 2,50 % l'an, soit 2,675 euros par Obligation, payable à terme échu le 1er janvier de chaque année. Pour la période courant du 13 février 2002, date de règlement des Obligations, au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt de 2,35986 euros par Obligation.

TAUX DE RENDEMENT ACTUARIEL BRUT

4,35 % à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).

AMORTISSEMENT NORMAL

Amortissement en totalité le 1er janvier 2008 par remboursement à un prix de 119,95 euros par Obligation, soit environ 112,10 % de la valeur nominale des Obligations.

AMORTISSEMENT ANTICIPÉ

Possible au gré de l'émetteur et à tout moment:

- par rachat en bourse ou hors bourse ou par offres publiques ;
- par remboursement à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière Date de Paiement d'Intérêt et la date de remboursement effective, un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance, lorsque moins de 10 % des Obligations émises restent en circulation.

EXIGIBILITÉ ANTICIPÉE EN CAS DE DÉFAUT

Les Obligations deviendront exigibles, conformément au paragraphe 2.2.7.6. en cas de défaut de l'émetteur ou de l'une de ses Filiales Importantes, telles que définies au paragraphe 2.2.7.6. ("Exigibilité anticipée des Obligations en cas de défaut").

CONVERSION ET/OU ÉCHANGE DES OBLIGATIONS EN ACTIONS

A tout moment à compter du 13 février 2002 jusqu'au 7ème jour ouvré qui précède la date de remboursement, les porteurs d'Obligations pourront demander la conversion et/ou l'échange des Obligations en actions PERNOD RICARD à raison d'UNE action (sous réserve d'ajustements prévus au paragraphe 2.5.7.3. "Maintien des droits des porteurs d'Obligations en cas d'opérations financières") pour UNE Obligation. L'émetteur pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

DROIT PRÉFÉRENTIEL DE SOUSCRIPTION ET DÉLAI DE PRIORITÉ

Les actionnaires ont renoncé à leur droit préférentiel de souscription. Il n'est pas prévu de délai de priorité.

SOUSCRIPTION DU PUBLIC

Le placement sera effectué du 5 février 2002 jusqu'au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques sera ouverte du 6 février 2002 jusqu'au 8 février 2002 inclus.

JOUISSANCE DES ACTIONS NOUVELLES EMISES A LA SUITE DE LA CONVERSION DES OBLIGATIONS

Les actions nouvelles émises à la suite d'une conversion porteront jouissance du 1er jour de l'exercice social au cours duquel les Obligations auront été converties.

JOUISSANCE DES ACTIONS EXISTANTES REMISES A LA SUITE DE L'ECHANGE DES OBLIGATIONS

Les actions remises à la suite d'un échange des Obligations porteront jouissance courante.

COURS DE BOURSE DE L'ACTION

Le 5 février 2002 : 83,90 euros.

CHAPITRE I

RESPONSABLE DU PROSPECTUS ET DU CONTRÔLE DES COMPTES

1.1 RESPONSABLE DU PROSPECTUS

Patrick Ricard, Président du Conseil d'administration

1.2 ATTESTATION

A notre connaissance, les données du présent prospectus définitif sont conformes à la réalité. Elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de PERNOD RICARD et de ses filiales ainsi que sur les droits attachés aux titres offerts ; elles ne comportent pas d'omission de nature à en altérer la portée.

Le Président du Conseil d'administration

Patrick Ricard

1.3 RESPONSABLES DU CONTRÔLE DES COMPTES

1.3.1 Pour PERNOD RICARD

1.3.1.1 Commissaires aux comptes titulaires

Compagnie Consulaire d'expertise comptable Jean Delquié, représentée par Messieurs Jean Delquié et Benoît Flechon 84, Boulevard de Reuilly – 75012 Paris

nommée en Assemblée générale du 12 mai 1993 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2004.

Société d'Expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel, représentée par Monsieur Alain L. Génot Le Grand Pavois, 320, avenue du Prado – 13268 Marseille Cedex 08

nommée pour la première fois en Assemblée générale du 11 juin 1987 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2004.

Cabinet Mazars & Guérard, représenté par Messieurs Frédéric Allilaire et Xavier Charton Le Vinci, 4 allée de l'Arche – 92075 La Défense Cedex

nommé pour la première fois en Assemblée générale du 11 juin 1987 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2003.

1.3.1.2 Commissaires aux comptes suppléants

Société Salustro Reydel
8, avenue Delcassé
75008 Paris
Monsieur José Marette
Le Vinci, 4 allée de l'Arche – 92075 La Défense Cedex

1.3.1.3 Attestation des commissaires aux comptes

En notre qualité de commissaire aux comptes de la société PERNOD RICARD et en application du règlement 98-01 de la COB, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans le présent prospectus définitif établi à l'occasion de l'émission et de l'admission au premier Marché d'Euronext Paris SA d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes.

Ce prospectus définitif complète le document de référence PERNOD RICARD enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115, qui inclut un avis

de notre part daté du 11 avril 2001 et la note d'opération préliminaire visée le 5 février 2002 par la Commission des Opérations de Bourse sous le numéro 02-092.

Ce prospectus définitif a été établi pour PERNOD RICARD sous la responsabilité de M. Patrick Ricard, Président du Conseil d'administration de PERNOD RICARD. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations relatives à la société PERNOD RICARD contenues dans le prospectus définitif, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société acquise dans le cadre de notre mission. Ce document ne contient pas de données prévisionnelles isolées résultant d'un processus d'élaboration structuré.

Les comptes annuels et les comptes consolidés pour les exercices clos les 31 décembre 1998, 1999 et 2000 arrêtés par le Conseil d'administration de PERNOD RICARD, ont fait l'objet d'un audit par nos soins selon les normes professionnelles applicables en France, et ont été certifiés sans réserve ni observation.

Les comptes intermédiaires établis sous la responsabilité du Conseil d'administration de PERNOD RICARD et couvrant les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001 ont pour leur part fait l'objet d'un examen limité par nos soins selon les normes professionnelles applicables en France. Aucune réserve ni observation n'a été formulée dans leur rapport.

Les comptes pro forma pour les exercices clos les 31 décembre 1999 et 2000 et pour les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001, établis sous la responsabilité du Conseil d'administration de PERNOD RICARD, ont fait l'objet d'un examen par nos soins selon les normes professionnelles applicables en France. Au terme de cet examen qui a fait l'objet d'un rapport, nous n'avons pas relevé d'élément de nature à remettre en cause le caractère raisonnable des conventions retenues pour présenter les effets de la cession d'Orangina-Pampryl-Yoo Hoo dans les comptes pro forma, leur traduction chiffrée de ces conventions et la conformité des méthodes comptables utilisées avec celles suivies pour l'établissement des derniers comptes consolidés de PERNOD RICARD ayant fait l'objet d'un audit.

Concernant les informations pro forma contenues dans le présent prospectus définitif, nous rappelons que ces informations ont vocation à traduire l'effet sur des informations comptables et financières historiques de la réalisation, à une date antérieure à sa survenance réelle ou raisonnablement envisagée, d'une opération ou d'un événement donné. Elles ne sont toutefois pas nécessairement représentatives de la situation financière ou des performances qui auraient été constatées si l'opération ou l'événement était survenu à une date antérieure à celle de sa survenance réelle ou raisonnablement envisagée.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes de PERNOD RICARD, présentées dans ce prospectus définitif établi à l'occasion de l'émission et de l'admission au premier Marché d'Euronext Paris SA d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes.

Fait à Paris, le 5 février 2002.

Les Commissaires aux Comptes

CCC – Jean Delquié	S.E.C. A.&L. Genot Groupe RSM Salustro Reydel	Mazars & Guérard Mazars
Jean Delquié Benoit Fléchon	Alain Genot	Frédéric Allilaire Xavier Charton

1.3.2 Pour Seagram

1.3.2.1 Attestation

Les informations afférentes à l'ensemble de la division vins et spiritueux de Seagram (périmètre acquis par PERNOD RICARD et Diageo) pour les exercices clos le 30 juin 2000 et le 30 juin 1999 contenues dans le présent prospectus au § 7.2.3 sont extraites et traduites des documents suivants :

- Le rapport dit *Form 10-K* pour l'exercice clos le 30 juin 2000, Rapport Annuel conforme aux articles 13 et 15 (d) du *Securities Exchange Act of 1934*, enregistré auprès de la *Securities and Exchange Commission* sous le numéro 1-2275, tel que signé par Frank Mergenthaler, Premier vice-président, Finance et chef des services comptables, le 28 septembre 2000.

- Le rapport dit *Form 8-K*, déposé le 17 août 2000 auprès de la *Securities and Exchange Commission* sous le numéro 1-2275, conformément à la *Securities Exchange Act of 1934*, tel que certifié par Brian C. Mulligan en date du 17 août 2000.

Les informations afférentes à l'ensemble de la division vins et spiritueux de Seagram (périmètre acquis par PERNOD RICARD et Diageo) pour l'exercice clos le 30 juin 2001 contenues dans le présent prospectus au § 7.2.3 proviennent du management de la division vins et spiritueux de Seagram. Ces comptes établis selon les normes US GAAP, n'ont pas fait l'objet d'une revue par des commissaires aux comptes.

Plus généralement, les informations afférentes au périmètre acquis par PERNOD RICARD au sein de la division vins et spiritueux de Seagram pour l'année 2001 au § 7.2 proviennent du management de la division vins et spiritueux de Seagram. Ces informations issues des comptes de gestion de la division vins et spiritueux de Seagram, n'ont pas fait l'objet d'une revue par des commissaires aux comptes.

Par ailleurs, Vivendi Universal demande de préciser que ces informations sur la division vins et spiritueux de Seagram au 30 juin 2001, non auditées et établies selon les normes US GAAP, pourraient ne pas refléter les résultats à venir de ces activités sous contrôle PERNOD RICARD.

1.4 RESPONSABLE DE L'INFORMATION

Patrick de BORREDON, Directeur des Relations Investisseurs
142, Boulevard Haussmann – 75379 Paris Cedex 08
Téléphone : (33) 1 40 76 77 47
Télécopie : (33) 1 45 62 22 75
e-mail : pdeborredon@pernod-ricard.fr

CHAPITRE II

ÉMISSION ET ADMISSION AU PREMIER MARCHÉ D'OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES PERNOD RICARD

2.1 CADRE DE L'ÉMISSION

2.1.1 Autorisations

2.1.1.1 Assemblée ayant autorisé l'émission

L'Assemblée générale mixte des actionnaires de la société PERNOD RICARD (la "Société") réunie le 3 mai 2001, connaissance prise du rapport du Conseil d'administration et du rapport spécial des commissaires aux comptes et conformément aux dispositions du Code de commerce et notamment son article L. 225-129-III, a, dans la troisième résolution de l'assemblée à caractère extraordinaire :

- délégué au Conseil d'administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par émission soit en euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité;

- fixé à vingt six mois la durée de validité de la présente délégation, décomptée à compter du jour de l'assemblée du 3 mai 2001;

- décidé de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'administration de la délégation de pouvoirs (étant observé que sur ces plafonds s'imputent également les montants éventuellement émis dans le cadre de la deuxième résolution relative aux émissions avec maintien du droit préférentiel de souscription) :

  - le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de 872.266.800 F ou 132.976.216,43 euros et ne pourra par conséquent porter le capital à un montant supérieur à 2.000.000.000 F ou 304.898.034,47 euros. Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions ;

  - le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le plafond de 1,5 milliard d'euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies ;

- décidé de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la résolution, en laissant toutefois au Conseil d'administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible ; étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public ;

- constaté et décidé, en tant que de besoin, que la présente délégation emporte, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit ;

- décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la présente délégation de pouvoirs, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action constatés pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

- décidé que le Conseil d'administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation du capital, en constater la réalisation et procéder à la modification corrélative des statuts, et le cas échéant déléguer lui-même au président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'administration peut préalablement fixer.

2.1.1.2 Décision du Conseil d'administration et du Président

En vertu de l'autorisation qui lui a été conférée par l'Assemblée générale mixte des actionnaires de la Société réunie le 3 mai 2001, et notamment sa troisième résolution (partie de l'assemblée à caractère extraordinaire), le Conseil d'administration a, dans sa séance du 18 juillet 2001, délégué à son Président le soin de mettre en œuvre ou de surseoir, jusqu'au 31 décembre 2001, l'émission sans droit préférentiel de souscription des actionnaires, d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, dans la limite d'un montant nominal de l'emprunt de 500 millions d'euros et d'un montant nominal de l'augmentation de capital résultant de la conversion des Obligations de 132.976.216,43 euros. Le Conseil d'administration, dans sa séance du 18 décembre 2001, à décidé de renouveler la subdélégation donnée à son Président, jusqu'au 31 mai 2002.

Conformément à la délégation qui lui a été consentie par le Conseil d'administration, le Président a décidé les 4 février 2002 et 5 février 2002 de fixer les caractéristiques définitives de l'emprunt comme suit.

2.1.2 Nombre et valeur nominale des Obligations, produit de l'émission

2.1.2.1 Nombre et valeur nominale des Obligations

Le montant nominal de l'emprunt est de 425 000 041 euros, représenté par 3 971 963 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes. Ce montant est susceptible d'être augmenté d'au maximum 15 % pour être porté à 488 749 999 euros représenté par 4 567 757 obligations, si l'option de surallocation consentie par la Société aux Chefs de file Teneurs de livre était exercée.

2.1.2.2 Produit de l'émission

Le produit brut de l'émission sera de 425 000 041 euros et sera susceptible d'être porté à 488 749 999 euros.

Le produit net de l'émission versé à l'émetteur après prélèvement sur le produit brut, des rémunérations dues aux intermédiaires financiers et des frais légaux et administratifs, s'élèvera à environ 419,05 millions d'euros et sera susceptible d'être porté à 481,91 millions d'euros.

2.1.3 Structure de l'émission

2.1.3.1 Placement

Les Obligations qui font l'objet d'un placement global seront offertes :

- en France, auprès d'investisseurs personnes morales ou physiques ;
- hors de France, conformément aux règles propres à chaque pays où s'effectue le placement, à l'exception des Etats-Unis d'Amérique, du Canada et du Japon où aucun placement ne pourra s'effectuer.

Il n'existe aucune tranche spécifique destinée à un marché particulier.

2.1.3.2 **Restrictions de placement**

La diffusion du prospectus, l'offre ou la vente des Obligations peut, dans certains pays, faire l'objet d'une réglementation spécifique. Les personnes en possession du prospectus doivent s'informer des éventuelles restrictions locales et s'y conformer.

Les établissements chargés du placement (cf. paragraphe 2.1.7 "Organismes financiers chargés du placement" ci-après) se conformeront aux lois et règlements en vigueur dans les pays où les Obligations seront offertes et notamment les restrictions de placement ci-après.

Restrictions de placement concernant le Royaume-Uni

Chaque établissement intervenant lors du placement reconnaît :

1 qu'il n'a pas offert ou vendu, ni n'offrira ou ne vendra les Obligations à des personnes au Royaume-Uni, sauf à des personnes dont l'activité habituelle consiste à acquérir, détenir, gérer ou vendre des produits financiers (pour leur propre compte ou pour le compte d'autrui) dans le cadre de leur profession, ou autrement dans des circonstances qui n'ont pas eu pour effet et ne pourront avoir pour effet de constituer une offre au public au Royaume-Uni au sens du Public Offers of Securities Regulations 1995 ou du Financial Services and Markets Act 2000 (le "FSMA") ;

2 . qu'il est un investisseur professionnel au sens de l'article 19(S) du Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 ;

3 qu'il a communiqué ou distribué et ne communiquera ni ne distribuera des invitations ou incitations à se lancer dans une activité de placement (au sens de l'Article 21 du FSMA) reçues par lui et relatives à l'émission ou à la vente des Obligations que dans des circonstances où l'Article 21(1) du FSMA ne s'applique pas à la Société ;

4 qu'il a respecté l'ensemble des dispositions du Financial Services Act 1986 applicables à tout ce qu'il entreprend ou entreprendra relativement aux Obligations, que ce soit au Royaume-Uni, à partir du Royaume-Uni ou dans toute autre circonstance impliquant le Royaume-Uni ;

5 qu'il a respecté et respectera l'ensemble des dispositions du FSMA applicables à tout ce qu'il entreprend ou entreprendra relativement aux Obligations, que ce soit au Royaume-Uni, à partir du Royaume-Uni ou dans toute autre circonstance impliquant le Royaume-Uni.

Restrictions de placement concernant les Etats-Unis d'Amérique

Les Obligations et les actions PERNOD RICARD à émettre sur conversion des Obligations et/ou à remettre lors de l'échange des Obligations n'ont pas été et ne seront pas enregistrées au titre du *Securities Act of 1933* des Etats-Unis d'Amérique tel que modifié (le "*Securities Act*") et ne peuvent être ni offertes ni vendues aux Etats-Unis d'Amérique.

Les Obligations sont offertes et vendues uniquement en dehors des Etats-Unis et dans le cadre d'opérations extraterritoriales ("*Offshore Transactions*"), conformément à la Réglementation S du *Securities Act*.

Les termes utilisés dans les deux paragraphes qui précèdent ont la même signification que celle qui leur est donnée par la Réglementation S du *Securities Act*.

Restrictions de placement concernant l'Allemagne

Chaque établissement intervenant lors du placement reconnaît qu'aucun prospectus de vente (*Verkaufsprospekt*) relatif aux Obligations n'a été ni ne sera publié en Allemagne et que chaque établissement intervenant lors du placement respectera la loi allemande relative au prospectus de vente des titres (*Verkaufsprospektgesetz*) du 13 décembre 1990, telle que modifiée (la "Loi sur le Prospectus"). Notamment, chaque établissement intervenant lors du placement s'engage à ne pas proposer ni vendre de titres en Allemagne, sauf sur la base d'une des exemptions aux dispositions relatives aux prospectus énoncées dans la Loi sur le Prospectus.

Restriction de placement concernant le Canada et le Japon

Chaque établissement chargé du placement déclare et garantit qu'il n'a pas offert ou vendu, et qu'il n'offrira ni ne vendra, les Obligations au Japon ou au Canada.

2.1.4 Droit préférentiel de souscription, délai de priorité

Les actionnaires ont supprimé expressément leur droit préférentiel de souscription aux Obligations lors de l'Assemblée générale mixte du 3 mai 2001. Cette décision emporte renonciation expresse des actionnaires au droit préférentiel de souscription aux actions nouvelles à émettre sur conversion des Obligations.

Il n'est pas prévu de délai de priorité.

2.1.5 Intentions des principaux actionnaires

La Société Immobilière et Financière pour l'Alimentation ainsi que la S.A. Paul Ricard, détenant au 18 décembre 2001 respectivement 10,24 % et 11,63 % du capital de PERNOD RICARD représentant 16,66 % et 19,00 % des droits de vote, ont fait part de leur intention de ne pas souscrire à la présente émission.

2.1.6 Souscription du public

Le placement de la totalité des Obligations sera effectué du 5 février 2002 au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques restera ouverte du 6 février 2002 jusqu'au 8 février 2002 inclus.

2.1.7 Organismes financiers chargés du placement

Les ordres de souscription devront être déposés auprès de J.P. Morgan Securities Ltd. ou de Société Générale, Chefs de file, Teneurs de livre associés, ou de Crédit Agricole Indosuez Lazard Capital Markets, garant, qui assurent le placement.

2.2 CARACTÉRISTIQUES DES OBLIGATIONS

2.2.1 Nature, forme et délivrance des Obligations

Les Obligations qui seront émises par PERNOD RICARD ne constituent ni des obligations convertibles en actions au sens des articles L. 225-161 et suivants du Code de commerce ni des obligations échangeables contre des actions au sens des articles L. 225-168 et suivants dudit Code, mais des valeurs mobilières donnant droit à l'attribution de titres représentant une quotité du capital au sens des articles L. 228-91 et suivants du Code de commerce.

Les Obligations seront émises dans le cadre de la législation française.

Les Obligations pourront revêtir la forme nominative ou au porteur, au choix des détenteurs. Elles seront obligatoirement inscrites en comptes tenus selon les cas par :

- la Société Générale mandatée par la Société pour les titres nominatifs purs ;
- un intermédiaire financier habilité et la Société Générale mandatée par la Société pour les titres nominatifs administrés ;
- un intermédiaire financier habilité pour les titres au porteur.

Les opérations de règlement-livraison de l'émission se traiteront dans le système RELIT-SLAB de règlement-livraison d'Euroclear France (anciennement Sicovam S.A.), code Sicovam 18 828.

L'ensemble des Obligations composant l'émission seront admises aux opérations d'Euroclear France, qui assurera la compensation des titres entre teneurs de comptes. Les Obligations seront également admises aux opérations d'Euroclear Bank S.A./N.V. et de Clearstream Banking, S.A.

Il est prévu que les Obligations soient inscrites en compte et négociables à compter du 13 février 2002.

2.2.2 Nominal unitaire – Prix d'émission

La valeur nominale des Obligations a été fixée à 107 euros. Les Obligations sont émises au pair, soit 107 euros.

2.2.3 Date de jouissance

Le 13 février 2002.

2.2.4 Date de règlement

Le 13 février 2002.

2.2.5 Taux nominal

2,50 %.

2.2.6 Intérêt annuel

Les Obligations rapporteront un intérêt annuel de 2,50 % du nominal, soit 2,675 euros par Oligation, payable à terme échu le 1er janvier de chaque année et pour la première fois le 1er janvier 2003 (chacune de ces dates étant désignée "Date de Paiement d'Intérêt"). Pour la période courant du 13 février 2002, date de règlement des Obligations, au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt de 2,35986 euros par Obligation.

Tout montant d'intérêt afférent à une période d'intérêt inférieure à une année entière sera calculé sur la base du produit (i) du taux d'intérêt annuel ci-dessus et (ii) du rapport entre (a) le nombre de jours couru depuis la précédente Date de Paiement d'Intérêt (ou le cas échéant, s'il n'en existe pas, depuis la date de règlement des Obligations) et (b) 365 ou 366 selon le nombre de jours calendaires exacts compris entre la prochaine Date de Paiement d'Intérêt et la même date de l'année précédente.

Les intérêts cesseront de courir à compter de la date de remboursement des Obligations.

Les intérêts seront prescrits dans un délai de cinq ans à compter de leur date d'exigibilité.

2.2.7 Amortissement, remboursement

2.2.7.1 Amortissement normal

Les Obligations seront amorties en totalité par remboursement le 1er janvier 2008 au prix de 119,95 euros par Obligation, soit environ 112,10 % de la valeur nominale unitaire des Obligations.

Le capital sera prescrit dans un délai de trente ans à compter de la date de remboursement.

2.2.7.2 Amortissement anticipé par rachats ou offres publiques

La Société se réserve le droit de procéder à tout moment, sans limitation de prix ni de quantité, à l'amortissement anticipé des Obligations, soit par des rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange. Ces opérations sont sans incidence sur le calendrier normal de l'amortissement des titres restant en circulation.

2.2.7.3 Amortissement anticipé par remboursement

1 La Société pourra, à son seul gré, rembourser à tout moment à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière Date de Paiement d'Intérêt et la date de remboursement effective, un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 4,35 %, la totalité des Obligations restant en circulation, si leur nombre est inférieur à 10 % du nombre des Obligations émises.

2 Dans le cas visé au paragraphe 1. qui précède, les porteurs d'Obligations conserveront la faculté d'exercer leur Droit à l'Attribution d'actions conformément aux modalités fixées au paragraphe 2.5 ("Conversion et/ou échange des Obligations en actions").

2.2.7.4 Information du public à l'occasion du remboursement normal ou de l'amortissement anticipé

L'information relative au nombre d'Obligations rachetées, converties ou échangées et au nombre d'Obligations en circulation sera transmise annuellement à Euronext Paris S.A. pour l'information du public et pourra être obtenue auprès de la Société ou de l'établissement chargé du service des titres.

La décision de la Société de procéder au remboursement normal ou anticipé fera l'objet, au plus tard un mois avant la date de remboursement, d'un avis publié au Journal Officiel (pour autant que la réglementation en vigueur l'impose), d'un avis financier publié dans un journal financier de diffusion nationale et d'un avis de Euronext Paris S.A.

2.2.7.5 Annulation des Obligations

Les Obligations remboursées à leur échéance normale ou par anticipation, les Obligations rachetées en bourse ou hors bourse ou par voie d'offres publiques, ainsi que les Obligations converties ou échangées, cesseront d'être considérées comme étant en circulation et seront annulées conformément à la loi.

2.2.7.6 Exigibilité anticipée des Obligations en cas de défaut

Le représentant de la masse des porteurs d'Obligations pourra, sur décision de l'Assemblée générale des porteurs d'Obligations, par notification écrite adressée à la Société, avec une copie à l'établissement centralisateur, rendre exigible la totalité des Obligations au prix de remboursement anticipé calculé conformément au paragraphe 2.2.7.3 ("Amortissement anticipé par remboursement") majoré de l'intérêt à payer au titre de la période courant entre la dernière Date de Paiement d'Intérêt et la date de remboursement effective dans les hypothèses suivantes :

(a) en cas de défaut de paiement par la Société à sa date d'exigibilité, des intérêts dus au titre de toute Obligation s'il n'est pas remédié à ce défaut par la Société dans un délai de 3 jours ouvrés à compter de cette date d'exigibilité ;

(b) en cas d'inexécution par la Société de toute autre stipulation relative aux Obligations s'il n'est pas remédié à cette inexécution dans un délai de 10 jours ouvrés à compter de la réception par la Société de la notification écrite dudit manquement donnée par le représentant de la masse des porteurs d'Obligations ;

(c) en cas de défaut de paiement d'une ou plusieurs autres dettes d'emprunt ou de garantie d'emprunt de la Société ou de l'une de ses Filiales Importantes (telles que définies ci-dessous), pour un montant total au moins égal à 10 millions d'euros, à leur échéance ou, le cas échéant, à l'expiration de tout délai de grâce applicable ;

(d) dans le cas où un cas d'exigibilité anticipée relatif à un autre emprunt de la Société ou de l'une de ses Filiales Importantes (telles que définies ci-dessous) se serait produit et où ledit emprunt aurait en conséquence été déclaré exigible de façon anticipée ;

(e) au cas où la Société ou l'une de ses filiales importantes (telles que définies ci-dessous) solliciterait la nomination d'un conciliateur, conclurait un accord amiable avec ses principaux créanciers, ferait l'objet d'une liquidation judiciaire ou d'une cession totale de son entreprise ou de toute autre mesure ou procédure équivalente ;

(f) au cas où les actions de la Société ne seraient plus admises aux négociations au Premier Marché d'Euronext Paris S.A. ou sur un marché réglementé ou assimilé au sein de l'Union Européenne ;

(g) dans toute autre circonstance ayant, en vertu de la loi ou de toute autre juridiction compétente, des effets analogues ou équivalents à ceux des circonstances susvisées.

Aux fins des stipulations qui précèdent, une "Filiale Importante" signifie une Société consolidée par intégration globale dont la Société détient, directement ou indirectement, au moins 50 % des droits de vote et qui (i) représentait plus de 10 % du chiffre d'affaires consolidé de la Société au cours du dernier exercice social, ou (ii) représentait plus de 10 % des actifs consolidés de la Société

à la clôture de cet exercice social, ou (iii) représentait plus de 10 % du résultat consolidé avant impôt de la Société au cours du dernier exercice social.

2.2.8 Taux de rendement actuariel annuel brut

4,35 % à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).

Sur le marché obligataire français, le taux de rendement actuariel d'un emprunt est le taux annuel qui, à une date donnée, égalise à ce taux et à intérêts composés, les valeurs actuelles des montants à verser et des montants à recevoir (définition du Comité de normalisation obligataire).

A titre indicatif, le tableau ci-dessous donne les cours que doit atteindre l'action PERNOD RICARD à l'échéance pour obtenir les taux de rendement actuariels suivants ainsi que le taux de croissance induit de l'action.

Taux de rendement actuariel à la date de règlement(1)	Cours de l'action à échéance	Taux de croissance annuel moyen induit de l'action(2)(3)
OAT-0,24 %=4,35 %	119,95 euros	6,27 %
OAT= 4,59 %	121,71 euros	6,53 %
OAT+ 1 % =5,59 %	129,29 euros	7,63 %
OAT+ 2 % = 6,59 %	137,24 euros	8,73 %

(1) Taux de rendement actuariel interpolé de l'obligation assimilable du Trésor de même échéance: 4,59 % le 5 février 2002.

(2) Hors effet de dividendes

(3) Par rapport au cours de référence de 83,90 euros par action et avec comme date de calcul, le 5 février 2002.

2.2.9 Durée et vie moyenne

5 ans et 322 jours de la date de règlement à la date de remboursement normal (la vie moyenne est identique à la durée de l'emprunt en l'absence de conversion et/ou d'échange et en l'absence d'amortissement anticipé).

2.2.10 Assimilations ultérieures

Au cas où la Société émettrait ultérieurement de nouvelles obligations jouissant à tous égards de droits identiques à ceux des Obligations objet du présent prospectus, elle pourra, sans requérir le consentement des porteurs des Obligations et à condition que les contrats d'émission le prévoient, procéder à l'assimilation de l'ensemble des obligations des émissions successives unifiant ainsi l'ensemble des opérations relatives à leur service financier et à leur négociation.

2.2.11 Rang de créance, maintien de l'emprunt à son rang

2.2.11.1 Rang de créance

Les Obligations et leurs intérêts constituent des engagements chirographaires directs, généraux, inconditionnels, non subordonnés et non assortis de sûretés de PERNOD RICARD, venant au même rang entre eux et au même rang que toutes les autres dettes et garanties chirographaires, présentes ou futures de PERNOD RICARD.

2.2.11.2 Maintien de l'emprunt à son rang

La Société s'engage jusqu'au remboursement effectif de la totalité des Obligations, à ne pas conférer d'hypothèque sur les biens et droits immobiliers qu'elle peut ou pourra posséder, ni à constituer de nantissement ou une autre sûreté réelle sur ses actifs ou revenus, présents ou futurs, au bénéfice des titulaires d'autres obligations présentes ou futures sans consentir au préalable ou concomitamment les mêmes garanties et le même rang aux présentes Obligations. Cet engagement se rapporte exclusivement aux sûretés consenties au bénéfice des titulaires d'autres obligations et n'affecte en rien la liberté de PERNOD RICARD de disposer de la propriété de ses biens ou de conférer toute sûreté sur lesdits biens en toutes autres circonstances.

2.2.12 Garantie

Le service de l'emprunt en intérêts, amortissements, impôts, frais et accessoires ne fait l'objet d'aucune garantie particulière.

2.2.13 Garantie de placement

Un syndicat de banques dirigé par J.P. Morgan Securities Ltd. et Société Générale, Chefs de file Teneurs de livre associés, garantira la souscription des Obligations dans les conditions fixées par un contrat de garantie conclu avec la Société le 5 février 2002.

2.2.14 Notation

L'emprunt n'a pas fait l'objet d'une demande de notation.

2.2.15 Représentation des porteurs d'Obligations

Conformément à l'article L. 228-46 du Code de commerce, les obligataires sont regroupés en une masse jouissant de la personnalité civile.

En application de l'article L. 228-47 dudit Code, est désigné représentant titulaire de la masse des obligataires :

Association de représentation des masses d'obligataires

Centre Jacques Ferronnière – 32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3

représentée par son Président M. Alain Foulonneau, domicilié à la même adresse

Le représentant titulaire de la masse aura sans restriction ni réserve le pouvoir d'accomplir au nom de la masse tous les actes de gestion pour la défense des intérêts communs des obligataires.

Il exercera ses fonctions jusqu'à sa dissolution, sa démission, sa révocation par l'Assemblée générale des obligataires ou la survenance d'une incompatibilité. Son mandat cessera de plein droit le jour du dernier amortissement ou du remboursement général, anticipé ou non, des Obligations. Ce terme est, le cas échéant, prorogé de plein droit, jusqu'à la solution définitive des procès en cours dans lesquels le représentant serait engagé et à l'exécution des décisions ou transactions intervenues.

La rémunération du représentant de la masse, prise en charge par la Société, est de 500 euros par an ; elle sera payable le 31 décembre de chacune des années 2002 à 2007 incluses, tant qu'il existera des Obligations en circulation à cette date.

PERNOD RICARD prend à sa charge la rémunération du représentant de la masse et les frais de convocation, de tenue des assemblées générales des obligataires, de publicité de leurs décisions ainsi que les frais liés à la désignation éventuelle du représentant de la masse au titre de l'article L. 228-50 du Code de commerce, tous les frais d'administration et de fonctionnement de la masse des obligataires, ainsi que les frais d'assemblée de cette masse.

En cas de convocation de l'assemblée des obligataires, ces derniers seront réunis au siège social de la Société ou en tout autre lieu fixé dans les avis de convocation.

L'obligataire a le droit, pendant le délai de 15 jours qui précède la réunion de l'Assemblée générale de la masse, de prendre par lui-même ou par mandataire, au siège de la Société, au lieu de la direction administrative ou, le cas échéant, en tout autre lieu fixé par la convocation, connaissance ou copie du texte des résolutions qui seront proposées et des rapports qui seront présentés à l'assemblée.

Dans le cas où des émissions ultérieures d'obligations offriraient aux souscripteurs des droits identiques à ceux des Obligations et si les contrats d'émission le prévoient les porteurs d'obligations seront groupés en une masse unique.

2.2.16 Fiscalité

Le paiement des intérêts et le remboursement des Obligations seront effectués sous la seule déduction des retenues opérées à la source et des impôts que la loi met ou pourrait mettre obligatoirement à la charge des porteurs.

En l'état actuel de la législation, les dispositions suivantes résument les conséquences fiscales susceptibles de s'appliquer aux porteurs. Les personnes physiques ou morales doivent néanmoins s'assurer, auprès de leur conseiller fiscal habituel, de la fiscalité s'appliquant à leur cas particulier.

Les paiements d'intérêts à des obligataires n'ayant pas leur résidence fiscale en France seront exonérés de retenue à la source dans les conditions décrites au paragraphe 2.2.16.2. ("Non-résidents fiscaux français").

Les non-résidents fiscaux français doivent se conformer à la législation fiscale en vigueur dans leur Etat de résidence.

2.2.16.1 **Résidents fiscaux français**

1 Personnes physiques détenant des titres dans leur patrimoine privé

(a) Intérêts et prime de remboursement

Les revenus des Obligations perçus par des personnes physiques détenant des titres dans leur patrimoine privé sont :

- soit inclus dans la base du revenu global soumis au barème progressif de l'impôt sur le revenu auquel s'ajoutent :
  - la contribution sociale généralisée de 7,5 %, dont 5,1 % déductibles du revenu global imposable (articles 1600-0 C et 1600-0 E du Code Général des Impôts, ci-après "CGI"),
  - le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
  - la contribution pour le remboursement de la dette sociale de 0,50 % (article 1600-0 L du CGI),
- soit, sur option, soumis au prélèvement libératoire au taux de 15 % (article 125 A du CGI) auquel s'ajoutent :
  - la contribution sociale généralisée de 7,5 % (article 1600-0 E du CGI),
  - le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
  - la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

(b) Plus-values

En application de l'article 150-0 A du CGI, les plus-values réalisées par les personnes physiques sont imposables, dès le premier euro, si le montant global des cessions de valeurs mobilières réalisées au cours de l'année civile dépasse le seuil de 7.650 euros par foyer fiscal, au taux de 16 % (article 200 A 2 du CGI) auquel s'ajoutent :

- la contribution sociale généralisée de 7,5 % (articles 1600-C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

En cas de moins-values, celles-ci peuvent être imputées sur les plus-values de même nature de l'année en cours et des cinq années suivantes à condition que le seuil de cession de 7.650 euros visé ci-dessus ait été dépassé.

(c) Conversion et/ou échange des Obligations en actions

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2 Personnes morales passibles de l'impôt sur les sociétés

(a) Intérêts et prime de remboursement

Les intérêts d'Obligations courus sur l'exercice sont compris dans le résultat soumis à l'impôt sur les sociétés au taux de 33⅓ % (ou au taux réduit de 25 % pour les exercices ouverts en 2001 ou 15 % pour les exercices ouverts à compter du 1er janvier 2002, dans la limite de 38.120 euros de bénéfice imposable par période de douze mois, pour les sociétés remplissant les conditions prévues à l'article 219.I.b du CGI). S'y ajoute une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI) ; elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Conformément aux dispositions de l'article 238 septies E du CGI, les entreprises détenant des Obligations doivent intégrer aux résultats imposables de chacun de leurs exercices une fraction de la prime de remboursement chaque fois que ladite prime excède 10 % du prix d'acquisition.

Pour l'application de ces dispositions, la prime de remboursement s'entend de la différence entre les sommes à recevoir de l'émetteur, hors intérêts linéaires versés chaque année, et celles versées lors de la souscription ou de l'acquisition des Obligations.

Toutefois, ces dispositions ne s'appliquent pas aux obligations dont le prix moyen à l'émission est supérieur à 90 % de la valeur de remboursement.

L'annuité imposable est obtenue en appliquant au prix d'acquisition le taux d'intérêt actuariel déterminé à la date d'acquisition, ledit prix étant chaque année majoré de la fraction de la prime capitalisée à la date anniversaire de remboursement de l'emprunt. Le taux actuariel est le taux annuel qui, à la date d'acquisition, égalise, à ce taux et à intérêts composés, les valeurs actuelles des montants à verser et des montants à recevoir.

(b) Plus-values

La cession des Obligations donne lieu à la constatation d'un gain ou d'une perte compris dans le résultat imposable

Le montant du gain ou de la perte est égal à la différence entre le prix de cession et le prix d'acquisition des obligations augmenté, le cas échéant, des montants de primes de remboursement déjà taxés et non perçus, et imposé à l'impôt sur les sociétés au taux de 33⅓ % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). S'y ajoute une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI) ; elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

(c) Conversion et/ou échange des Obligations en actions

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2.2.16.2 **Non-résidents fiscaux français**

(a) Revenus (intérêts et prime de remboursement)

Les émissions obligataires en euros réalisées par les personnes morales françaises sont réputées réalisées hors de France pour l'application des dispositions de l'article 131 quater du CGI (Bulletin Officiel des Impôts 5 I-11-98, instruction du 30 septembre 1998). En conséquence, les intérêts d'obligations versés à des personnes qui ont leur domicile fiscal ou leur siège hors du territoire de la République française sont exonérés du prélèvement obligatoire prévu à l'article 125 A III du CGI. Les intérêts ne sont par ailleurs soumis aux contributions sociales.

(b) Plus-values

Les plus-values réalisées à l'occasion de la cession de leurs obligations par les personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4 B du CGI ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les obligations) ne sont pas soumises à l'impôt en France (article 244 bis C du CGI).

(c) Conversion ou échange des Obligations en actions.

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2.3 ADMISSION À LA COTE, NÉGOCIATION

2.3.1 Cotation

Les Obligations font l'objet d'une demande d'admission au Premier Marché de Euronext Paris S.A. Leur cotation est prévue, le 13 février 2002, date de règlement des Obligations, sous le numéro de code Sicovam 18 828 (code ISIN FR0000188286).

Aucune demande de cotation sur un autre marché n'est envisagée.

2.3.2 Restrictions à la libre négociabilité des titres

Il n'existe aucune restriction imposée par les conditions de l'émission à la libre négociabilité des Obligations.

2.3.3 Cotation de titres de même catégorie

Néant.

2.4 RENSEIGNEMENTS GÉNÉRAUX

2.4.1 Service financier

La centralisation du service financier de l'emprunt (paiement des intérêts échus, remboursement des titres amortis...) sera assurée par la Société Générale.

Le service des titres sera également assuré par la Société Générale.

2.4.2 Tribunaux compétents en cas de contestation

Les tribunaux compétents en cas de litige sont ceux du siège social lorsque la Société est défenderesse et, dans les autres cas, sont désignés en fonction de la nature des litiges, sauf disposition contraire du Nouveau Code de Procédure Civile.

2.4.3 But de l'émission

Le produit de la présente émission a pour objet le refinancement d'une partie de la dette de PERNOD RICARD mise en place dans le cadre de l'acquisition des actifs de la branche vins et spiritueux de Seagram qui a été clôturée le 21 décembre 2001. Cette opération permet au groupe PERNOD RICARD d'alléger ses frais financiers.

2.5 CONVERSION ET/OU ÉCHANGE DES OBLIGATIONS EN ACTIONS

2.5.1 Nature du droit de conversion et/ou d'échange

Les porteurs d'Obligations auront, à tout moment à compter du 13 février 2002, date de règlement des Obligations, jusqu'au 7ème jour ouvré qui précède la date de remboursement, la faculté d'obtenir l'attribution, au gré de la Société, d'actions nouvelles et/ou d'actions existantes de la Société (ci-après désigné le "Droit à l'Attribution d'actions") qui seront libérées et/ou réglées par voie de compensation de leur créance obligataire, sous réserve des stipulations prévues ci-dessous au paragraphe 2.5.8 ("Règlement des rompus").

La Société pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

Au 18 décembre 2001, l'autocontrôle s'établit à :

- Auto-détention : 2.022.210 titres. Ces titres correspondent exclusivement à des réserves pour des programmes d'options d'achats en cours consentis à certains membres du personnel.
- Autocontrôle indirect : 196.583 titres.

Elle peut également acquérir d'autres actions et détenir jusqu'à 10 % de son capital dans le cadre de la 5ème résolution de l'Assemblée générale mixte du 3 mai 2001 (en sa forme ordinaire) autorisant le Conseil d'administration pour une durée de 18 mois, à acquérir, céder, transférer ou échanger les actions de la Société par intervention sur le marché ou autrement, notamment par achat de blocs de titres ou par utilisation de tout instrument financier dérivé négocié sur un marché réglementé ou de gré à gré, et la mise en place de stratégies optionnelles telles des options de ventes, dans les conditions et limites fixées par les autorités du marché. La part du programme réalisée par acquisition de blocs de titres pourra atteindre l'intégralité du programme de rachat.

Les objectifs du programme de rachat sont la remise de titres à l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, la régularisation des cours par intervention, systématiquement à contre-tendance sur le marché du titre, la cession, l'échange ou le transfert des titres achetés par tous moyens en fonction des opportunités, l'attribution d'actions aux salariés de la Société et de son Groupe soit par attribution d'options d'achat, soit dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise, soit selon toute autre formule légale visant à favoriser l'épargne salariale, l'annulation éventuelle des actions en vue d'optimiser le résultat par action et d'optimiser la rentabilité des fonds propres. Les actions pourront également être annulées dans les conditions prévues par la loi. Ce programme a fait l'objet d'une note d'information visée par la Commission des opérations de bourse sous le n° 01-268 le 23 mars 2001.

2.5.2 Suspension du Droit à l'Attribution d'actions

En cas d'augmentation de capital ou d'émission de valeurs mobilières donnant accès au capital, de fusion ou de scission ou d'autres opérations financières comportant un droit préférentiel de souscription ou réservant une période de souscription prioritaire au profit des actionnaires de la Société; la Société se réserve le droit de suspendre l'exercice du Droit à l'Attribution d'actions pendant un délai qui ne peut excéder trois mois, cette faculté ne pouvant en aucun cas faire perdre aux porteurs d'Obligations appelées au remboursement le Droit à l'Attribution d'actions et le délai prévu au paragraphe 2.5.3. ("Délai d'exercice et Ratio d'Attribution d'actions").

La décision de la Société de suspendre l'exercice du Droit à l'Attribution d'actions fera l'objet d'un avis publié au Bulletin des annonces légales obligatoires. Cet avis sera publié quinze jours au moins avant la date d'entrée en vigueur de la suspension ; il mentionnera la date d'entrée en vigueur de la suspension et la date à laquelle elle prendra fin. Cette information fera également l'objet d'un avis dans un journal financier de diffusion nationale et d'un avis de Euronext Paris S.A.

2.5.3 Délai d'exercice et Ratio d'Attribution d'actions

Le Droit à l'Attribution d'actions pourra être exercé, à tout moment du 13 février 2002, date de règlement des Obligations, au 7ème jour ouvré qui précède la date de remboursement, à raison,

sous réserve du paragraphe 2.5.7 "Maintien des droits des porteurs d'Obligations", d'UNE (ci-après désigné le "Ratio d'Attribution") action PERNOD RICARD pour UNE Obligation.

Pour les Obligations mises en remboursement à l'échéance ou de façon anticipée, le Droit à l'Attribution d'actions prendra fin à l'issue du 7ème jour ouvré qui précède la date de remboursement.

Tout porteur d'Obligations qui n'aura pas exercé son Droit à l'Attribution d'actions avant cette date recevra le prix de remboursement déterminé dans les conditions fixées selon le cas au paragraphe 2.2.7.1 ("Amortissement normal") ou au paragraphe 2.2.7.3. ("Amortissement anticipé par remboursement").

2.5.4 Modalités d'exercice du Droit à l'Attribution d'actions

Pour exercer le Droit à l'Attribution d'actions, les porteurs d'Obligations devront en faire la demande auprès de l'intermédiaire chez lequel leurs titres sont inscrits en compte. La Société Générale assurera la centralisation de ces opérations.

Toute demande d'exercice du Droit à l'Attribution d'actions parvenue à la Société Générale en sa qualité de centralisateur au cours d'un mois civil (ci-après désigné une "Période d'Exercice") prendra effet à la plus proche des deux dates (ci-après désigné une "Date d'Exercice") suivantes :

(i) le dernier jour ouvré dudit mois civil ;

(ii) le 7ème jour ouvré qui précède la date fixée pour le remboursement.

Pour les Obligations ayant la même Date d'Exercice, la Société pourra, à son gré, choisir entre :

- la conversion des Obligations en actions nouvelles ;
- l'échange des Obligations contre des actions existantes ;
- la livraison d'une combinaison d'actions nouvelles et d'actions existantes.

Tous les porteurs d'Obligations ayant la même Date d'Exercice seront traités équitablement et verront leurs Obligations, le cas échéant, converties et/ou échangées dans la même proportion, sous réserve des arrondis.

Les porteurs d'Obligations recevront livraison des actions le septième jour ouvré suivant la date d'exercice.

2.5.5 Droits des porteurs d'Obligations aux intérêts des Obligations et aux dividendes des actions livrées

En cas d'exercice du Droit à l'Attribution d'actions, aucun intérêt ne sera payé aux porteurs d'Obligations au titre de la période courue entre la dernière Date de Paiement d'Intérêt précédant la Date d'Exercice et la date à laquelle intervient la livraison des actions.

Les droits attachés aux actions nouvelles émises à la suite d'une conversion sont définis au paragraphe 2.6.1.1 ci-dessous ("Actions nouvelles issues de la conversion").

Les droits attachés aux actions existantes remises à la suite d'un échange sont définis au paragraphe 2.6.1.2 ci-dessous ("Actions existantes issues de l'échange").

2.5.6 Régime fiscal de la conversion et/ou de l'échange

En l'état actuel de la législation, le régime fiscal applicable sera celui décrit ci-après.

2.5.6.1 Résidents fiscaux français

2.5.6.1.1 Personnes physiques détenant des titres dans leur patrimoine privé

La plus-value réalisée à l'occasion de la conversion des Obligations en actions nouvelles et/ou de l'échange des Obligations en actions existantes bénéficie du sursis d'imposition prévu à l'article 150-0 B du CGI.

En cas de cession ultérieure des actions, le gain net, calculé à partir du prix ou de la valeur d'acquisition des Obligations (article 150-0 D 9 du CGI), est soumis au régime d'imposition des plus-values de cession de valeurs mobilières (voir paragraphe 2.2.16.1 "Résidents fiscaux français").

2.5.6.1.2 Personnes morales passibles de l'impôt sur les sociétés

1 Régime de la conversion des Obligations en actions nouvelles

La plus-value ou la moins-value réalisée à l'occasion de la conversion des Obligations en actions nouvelles bénéficie du sursis d'imposition prévu à l'article 38-7 du CGI.

Lors de la cession ultérieure des actions reçues lors de la conversion, le montant du résultat de la cession (plus ou moins-value) sera déterminé par référence à la valeur que les Obligations avaient du point de vue fiscal chez le cédant.

Sous peine d'une pénalité égale à 5 % des sommes en sursis, les entreprises bénéficiaires du sursis d'imposition devront respecter les obligations déclaratives annuelles prévues par l'article 54 septies I et II du CGI jusqu'à la date d'expiration du sursis.

2 Régime de l'échange des Obligations contre des actions existantes

Le régime du sursis d'imposition ne s'applique pas en cas d'échange des Obligations contre des actions existantes. Dans ce cas, le profit réalisé lors de l'échange est soumis à l'impôt sur les sociétés dans les conditions de droit commun (voir paragraphe 2.2.16.1 "Résidents fiscaux français").

Il en irait de même en cas de remise conjointe d'actions nouvelles et d'actions anciennes en contrepartie d'une Obligation.

2.5.6.2 Non-résidents fiscaux français

Les plus-values réalisées à l'occasion de la conversion de leurs Obligations en actions nouvelles et/ou de l'échange de leurs Obligations contre des actions existantes par les personnes qui ne sont pas fiscalement domiciliées en France ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les Obligations) ne sont pas soumises à l'impôt en France.

2.5.7 Maintien des droits des porteurs d'Obligations

2.5.7.1 Engagements de l'émetteur

Conformément à la loi, PERNOD RICARD s'engage, tant qu'il existera des Obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, à ne pas procéder à l'amortissement de son capital social, ni à une modification de la répartition des bénéfices. Toutefois, PERNOD RICARD peut créer des actions à dividende prioritaire sans droit de vote, à la condition de réserver les droits des porteurs d'Obligations, conformément aux stipulations des paragraphes 2.5.7.2 ("En cas de réduction du capital motivée par les pertes") à 2.5.7.4 ("Information des porteurs d'obligations en cas d'ajustements").

2.5.7.2 En cas de réduction du capital motivée par des pertes

En cas de réduction du capital motivée par des pertes, les droits des porteurs d'Obligations optant pour l'attribution d'actions seront réduits en conséquence, comme si lesdits porteurs d'Obligations avaient été actionnaires dès la date d'émission des Obligations, que la réduction de capital soit effectuée par diminution soit du montant nominal des actions, soit du nombre de celles-ci.

2.5.7.3 En cas d'opérations financières

A l'issue des opérations suivantes :

- émission de titres comportant un droit préférentiel de souscription coté,
- augmentation de capital par incorporation de réserves, bénéfices ou primes et attribution gratuite d'actions ; division ou regroupement des actions,
- incorporation au capital de réserves, bénéfices ou primes par majoration de la valeur nominale des actions,

- distribution de réserves ou de primes en espèces ou en titres de portefeuille,
- attribution gratuite aux actionnaires de tout instrument financier autre que des actions de la Société,
- absorption, fusion, scission,
- rachat de ses propres actions à un prix supérieur au cours de bourse,
- distribution de dividende exceptionnel,

que la Société pourrait réaliser à compter de la présente émission, le maintien des droits des porteurs d'Obligations sera assuré en procédant jusqu'à la date de remboursement normal ou anticipé à un ajustement du Ratio d'Attribution conformément aux modalités ci-dessous.

En cas d'ajustements réalisés conformément aux paragraphes 1. à 8. ci-dessous, le nouveau Ratio d'Attribution sera déterminé avec trois décimales par arrondi au millième le plus proche (0,0005 étant arrondi au millième supérieur). Les éventuels ajustements ultérieurs seront effectués à partir du Ratio d'Attribution qui précède ainsi calculé et arrondi. Toutefois, les Obligations ne pourront donner lieu qu'à livraison d'un nombre entier d'actions, le règlement des rompus étant précisé ci-dessous (cf. paragraphe 2.5.8 "Règlement des Rompus").

1 En cas d'opérations financières comportant un droit préférentiel de souscription coté, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex- droit de souscription augmentée de la valeur du droit de souscription}}{\text{Valeur de l'action ex- droit de souscription}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit de souscription seront déterminées d'après la moyenne des premiers cours cotés sur le marché de Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action et le droit de souscription sont tous les deux cotés) durant tous les jours de bourse inclus dans la période de souscription au cours desquels l'action ex-droit et le droit de souscription sont cotés simultanément.

2 En cas d'augmentation de capital par incorporation de réserves, de bénéfices ou de primes et attribution gratuite d'actions, ainsi qu'en cas de division ou de regroupement des actions, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Nombre d'actions après opération}}{\text{Nombre d'actions avant opération}}$$

3 En cas d'augmentation de capital par incorporation de réserves, bénéfices ou primes, réalisée par élévation de la valeur nominale des actions, la valeur nominale des actions que pourront obtenir les obligataires qui exerceront leur Droit à l'Attribution d'actions sera élevée à due concurrence.

4 En cas de distribution de réserves ou de primes en espèces ou en titres de portefeuille, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action avant la distribution}}{\text{Valeur de l'action avant la distribution diminuée de la somme distribuée ou de la valeur des titres remis par action}}$$

Pour le calcul de ce rapport, la valeur de l'action avant la distribution sera déterminée d'après la moyenne des premiers cours cotés sur le marché de Euronext Paris S.A. (ou en

l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action est cotée) pendant vingt jours de bourse consécutifs au cours desquels l'action est cotée, choisis par la Société parmi les quarante jours de bourse précédant la date de la distribution. La valeur des titres distribués sera calculée comme ci-dessus s'il s'agit de titres déjà cotés sur un marché réglementé ou assimilé. Si les titres ne sont pas cotés sur un marché réglementé ou assimilé avant la date de distribution, la valeur des titres sera déterminée d'après la moyenne des premiers cours cotés sur le marché réglementé ou assimilé pendant vingt jours de bourse consécutifs au cours desquels le titre est coté, choisis par la Société parmi les quarante jours de bourse suivant la date de la distribution si les titres venaient à être cotés dans les quarante jours de bourse qui suivent la distribution, et dans les autres cas par un expert indépendant de réputation internationale choisi par la Société.

5 En cas d'attribution gratuite d'instrument(s) financier(s) autre(s) que des actions de la Société, le nouveau Ratio d'Attribution d'actions sera égal :

(a) si le droit d'attribution d'instrument(s) financier(s) faisait l'objet d'une cotation par Euronext Paris S.A., au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du droit d'attribution}}{\text{Valeur de l'action ex-droit}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit d'attribution seront déterminées d'après la moyenne des premiers cours cotés par Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action et le droit d'attribution sont tous les deux cotés), de l'action et du droit d'attribution durant les dix premiers jours de bourse au cours desquels l'action et le droit d'attribution sont cotés simultanément. Dans l'éventualité où ce calcul résulterait de la constatation de moins de cinq cotations, il devrait être validé ou évalué par un expert indépendant de réputation internationale choisi par la Société.

(b) si le droit d'attribution d'instrument(s) financier(s) n'était pas coté par Euronext Paris S.A., au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du ou des instruments financiers attribués par action}}{\text{Valeur de l'action ex-droit}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du ou des instrument(s) financier(s) attribué(s) par action, si ce(s) dernier(s) sont cotés, sur un marché réglementé ou assimilé, seront déterminées par référence à la moyenne des premiers cours cotés pendant dix jours de bourse consécutifs suivant la date d'attribution au cours desquels l'action et le ou les instrument(s) financier(s) attribué(s) sont coté(s) simultanément. Si le ou les instrument(s) financier(s) attribué(s) ne sont pas coté(s) sur un marché réglementé ou assimilé, ils seront évalué(s) par un expert indépendant de réputation internationale choisi par la Société.

6 En cas d'absorption de la Société émettrice par une autre société ou de fusion avec une ou plusieurs autres sociétés dans une société nouvelle ou de scission, les Obligations donneront lieu à l'attribution d'actions de la société absorbante ou nouvelle ou des sociétés bénéficiaires de la scission.

Le nouveau Ratio d'Attribution d'actions sera déterminé en corrigeant le Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport d'échange des actions de la Société émettrice contre les actions de la société absorbante

ou nouvelle ou des sociétés bénéficiaires de la scission. Ces sociétés seront substituées à la Société émettrice pour l'application des stipulations ci-dessus, destinées à préserver, le cas échéant, les droits des porteurs d'Obligations en cas d'opérations financières ou sur titres, et, d'une façon générale, pour assurer le respect des droits des porteurs d'Obligations dans les conditions légales, réglementaires et contractuelles.

7 En cas de rachat par la Société de ses propres actions à un prix supérieur au cours de bourse, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur par le rapport suivant calculé au centième d'action près :

$$\frac{\text{Valeur de l'action} + \text{Pc\%} \times (\text{Prix de rachat} - \text{Valeur de l'action})}{\text{Valeur de l'action}}$$

Pour le calcul de ce rapport :

Valeur de l'action signifie la moyenne d'au moins dix cours cotés consécutifs choisis parmi les vingt qui précèdent le rachat (ou la faculté de rachat).

Pc% signifie le pourcentage du capital racheté.

Prix de rachat signifie le prix de rachat effectif (par définition supérieur au cours de bourse).

8 Distribution de dividende exceptionnel

En cas de paiement par la Société d'un Dividende Exceptionnel (tel que défini ci-dessous) le nouveau Ratio d'Attribution d'actions sera calculé comme indiqué ci-dessous.

Pour les besoins de ce paragraphe 8, le terme "Dividende Exceptionnel" signifie tout dividende versé en espèces ou en nature aux actionnaires, dans la mesure où la somme de ce dividende (avant prélèvements libératoires et sans tenir compte de l'avoir fiscal) (le "Dividende de Référence") et de tous les autres dividendes en espèces ou en nature versés aux actionnaires au cours du même exercice social de la Société (les "Dividendes Antérieurs"), représente un "Ratio de Dividendes Distribués" (tel que défini ci-dessous) supérieur à 5 %.

Au sens de la phrase précédente, le terme "Ratio de Dividendes Distribués" signifie la somme des rapports obtenus en divisant le Dividende de Référence et chacun des dividendes antérieurs par la capitalisation boursière de la Société le jour précédant la date de distribution correspondante ; la capitalisation boursière utilisée pour calculer chacun de ces rapports étant égale au produit (x) du cours de clôture de l'action de la Société sur Euronext Paris S.A. le jour précédant la date de distribution du Dividende de Référence ou de chacun des Dividendes Antérieurs par (y) le nombre respectif d'actions existantes à chacune de ces dates. Tout dividende ou toute fraction de dividende entraînant un ajustement du Ratio d'Attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus n'est pas pris en compte pour l'application de la présente clause. La formule de calcul du nouveau Ratio d'Attribution d'actions en cas de paiement d'un dividende exceptionnel est la suivante :

$$NRAA = RAA \times (1 + RDD - 3\ \%)$$

où :

- NRAA signifie nouveau Ratio d'Attribution d'actions ;
- RAA signifie le dernier Ratio d'Attribution d'actions en vigueur avant la distribution du dividende de référence ; et
- RDD signifie le Ratio de Dividendes Distribués, tel que défini ci-dessus.

Etant précisé que tout dividende (le cas échéant diminué de toute fraction du dividende donnant lieu au calcul d'un nouveau Ratio d'Attribution d'actions en application des

paragraphes 1 à 7 ci-dessus) mis en paiement entre la date de paiement d'un Dividende de Référence et la fin du même exercice social de la Société donnera lieu à un ajustement selon la formule suivante :

NRAA = RAA x (1 + RDD)

où :

- NRAA signifie nouveau Ratio d'Attribution d'actions ;

- RAA signifie le dernier Ratio d'Attribution d'actions en vigueur avant la distribution du dividende complémentaire ; et

- RDD signifie le rapport obtenu en divisant (i) le montant du dividende complémentaire (net de toute partie de dividende donnant lieu à ajustement du Ratio d'Attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus) sans tenir compte d'éventuels avoirs fiscaux y afférents, par (ii) la capitalisation boursière de PERNOD RICARD égale au produit (x) du cours de clôture de l'action de la Société sur la Bourse de Paris le jour précédant la date de distribution du dividende complémentaire par (y) le nombre d'actions existantes de la Société à cette date.

Dans l'hypothèse où la Société réaliserait des opérations pour lesquelles un ajustement n'aurait pas été effectué au titre des paragraphes 1. à 8. ci-dessus et où une législation ou une réglementation ultérieure prévoirait un ajustement, la Société procèdera à cet ajustement conformément aux dispositions législatives ou réglementaires applicables et aux usages en la matière sur le marché français.

Le Conseil d'administration rendra compte des éléments de calcul et des résultats de tout ajustement dans le rapport annuel suivant cet ajustement.

2.5.7.4 Information des porteurs d'Obligations en cas d'ajustements

En cas d'ajustement, le nouveau Ratio d'Attribution sera porté à la connaissance des porteurs d'Obligations au moyen d'un avis publié au Bulletin des annonces légales obligatoires, d'un avis dans un journal financier de diffusion nationale et par un avis de Euronext Paris S.A.

2.5.8 Règlement des rompus

Tout porteur d'Obligations exerçant ses droits au titre des Obligations pourra obtenir un nombre d'actions PERNOD RICARD calculé en appliquant au nombre d'Obligations présentées le Ratio d'Attribution d'actions en vigueur.

Lorsque le nombre d'actions ainsi calculé ne sera pas un nombre entier, le porteur d'Obligations pourra demander qu'il lui soit délivré :

- soit le nombre entier d'actions immédiatement inférieur ; dans ce cas, il lui sera versé en espèces une somme égale à la valeur de la fraction d'action supplémentaire, évaluée sur la base du premier cours coté sur le marché le dernier jour de bourse de la Période d'Exercice au cours duquel l'action PERNOD RICARD est cotée ;

- soit le nombre entier d'actions immédiatement supérieur, à la condition de verser à la Société une somme égale à la valeur de la fraction d'action supplémentaire ainsi demandée, évaluée sur la base prévue au paragraphe précédent.

2.5.9 Information des obligataires

En cas d'opération comportant un droit préférentiel de souscription réservé aux actionnaires, les porteurs d'Obligations en seraient informés avant le début de l'opération au moyen d'un avis publié au Bulletin des annonces légales obligatoires, dans un journal financier de diffusion nationale et par un avis de Euronext Paris S.A.

2.5.10 Incidence de la conversion ou de l'échange sur la situation de l'actionnaire

Les informations fournies ci-après, ainsi que les modalités de l'opération seront partie intégrante du rapport complémentaire visé aux articles 155-2 et 155-3 du décret du 23 mars 1967. Ce rapport contenant les informations requises par la réglementation, ainsi que le rapport complémentaire des commissaires aux comptes, seront tenus à la disposition des actionnaires au siège de la Société dans les délais réglementaires et seront portés à leur connaissance lors de la prochaine Assemblée générale.

A titre indicatif, dans l'hypothèse de la conversion en actions nouvelles PERNOD RICARD de la totalité des Obligations émises, l'incidence de l'émission et de la conversion en actions nouvelles serait la suivante :

1 *Incidence de l'émission et de la conversion des Obligations émises sur la participation dans le capital d'un actionnaire détenant 1 % du capital de la Société préalablement à l'émission et ne souscrivant pas à la présente émission, calcul effectué sur la base du nombre d'actions composant le capital au 31 décembre 2001 :*

	Participation de l'actionnaire en %
Avant émission des Obligations	1
Après émission et conversion de 3 971 963 Obligations....................................	0,934
Après émission et conversion de 4 567 757 Obligations....................................	0,925

2 Incidence de l'émission et de la conversion des Obligations sur la quote-part des capitaux propres consolidés au 30 juin 2001 pour le détenteur d'une action PERNOD RICARD ne souscrivant pas à la présente émission :

	Quote part des capitaux propres
Avant émission des Obligations	39,61 euros
Après émission et conversion de 3 971 963 Obligations....................................	44,05 euros
Après émission et conversion de 4 567 757 Obligations....................................	44,66 euros

Dans l'hypothèse de l'échange en actions existantes de la totalité des Obligations émises, la situation des actionnaires de PERNOD RICARD ne serait pas affectée.

2.6 ACTIONS REMISES LORS DE L'EXERCICE DU DROIT À L'ATTRIBUTION D'ACTIONS

2.6.1 Droits attachés aux actions qui seront attribuées

2.6.1.1 Actions nouvelles issues de la conversion

Les actions émises à la suite d'une conversion seront soumises à toutes les stipulations des statuts et porteront jouissance du 1er jour de l'exercice social dans lequel se situe la Date d'Exercice. Elles auront droit au titre dudit exercice social et des exercices ultérieurs, à égalité de valeur nominale, au même dividende que celui qui pourra être réparti aux autres actions portant même jouissance. Elles seront, en conséquence, entièrement assimilées aux dites actions à compter de la mise en paiement du dividende afférent à l'exercice précédent ou, s'il n'en était pas distribué, après la tenue de l'Assemblée générale annuelle statuant sur les comptes de cet exercice.

2.6.1.2 Actions existantes issues de l'échange

Les actions remises à la suite d'un échange seront des actions ordinaires existantes portant jouissance courante qui conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions, étant entendu que, dans l'hypothèse où un détachement du droit au dividende interviendrait entre la Date d'Exercice et la date de livraison, les porteurs d'Obligations ne disposeront pas de ce droit au dividende et n'auront droit à aucune indemnité à ce titre.

2.6.1.3 **Stipulations générales**

Chaque action nouvelle ou existante donne droit dans la propriété de l'actif social, dans le partage des bénéfices et dans le boni de liquidation à une part égale à la quotité du capital social qu'elle représente, compte tenu, s'il y a lieu, du capital amorti et non amorti ou libéré et non libéré, du montant nominal des actions et du droit des actions de catégories différentes.

Ces actions sont par ailleurs soumises à toutes les stipulations statutaires.

Les dividendes sont prescrits dans les délais légaux, soit cinq ans au profit de l'Etat.

2.6.2 Négociabilité des actions

Aucune clause statutaire ne limite la libre négociation des actions composant le capital.

2.6.3 Nature et forme des actions

Les actions revêtiront la forme nominative ou au porteur au choix de l'actionnaire.

Les actions, quelle que soit leur forme, seront obligatoirement inscrites en comptes tenus, selon le cas, par la Société ou son mandataire ou par un intermédiaire habilité. Les droits des titulaires seront ainsi représentés par une inscription à leur nom dans les livres de la Société Générale pour les titres nominatifs purs et chez l'intermédiaire de leur choix pour les titres nominatifs administrés et au porteur.

2.6.4 Régime fiscal des actions

En l'état actuel de la législation, les stipulations suivantes résument les conséquences fiscales susceptibles de s'appliquer aux investisseurs. Les personnes physiques ou morales doivent néanmoins s'assurer, auprès de leur conseiller fiscal habituel, de la fiscalité s'appliquant à leur cas particulier.

Les non-résidents fiscaux français doivent se conformer à la législation fiscale en vigueur dans leur Etat de résidence.

2.6.4.1 Résidents fiscaux français

1 Personnes physiques détenant des actions françaises dans leur patrimoine privé

(a) Dividendes

Les dividendes d'actions françaises, avoir fiscal de 50 % compris, sont pris en compte pour la détermination du revenu global du contribuable dans la catégorie des revenus de capitaux mobiliers; ils bénéficient d'un abattement annuel de 2.440 euros pour les couples mariés soumis à une imposition commune ainsi que pour les partenaires faisant l'objet d'une imposition commune à compter de l'imposition des revenus de l'année du troisième anniversaire de l'enregistrement d'un pacte de solidarité défini à l'article 515-1 du Code Civil et de 1.220 euros pour les personnes célibataires, veuves, divorcées ou mariées et imposées séparément. Ces abattements ne s'appliquent pas lorsque le revenu net imposable excède pour les contribuables célibataires, veufs ou divorcés le montant de la dernière tranche du barème de l'impôt sur le revenu (46.343 euros pour les revenus de 2001) et le double de ce montant pour les contribuables mariés soumis à une imposition commune (92.686 euros pour les revenus de 2001). Les dividendes, ainsi que les avoirs fiscaux correspondants, sont inclus dans la base du revenu global soumis au barème progressif de l'impôt sur le revenu, auquel s'ajoutent sans abattement :

- la contribution sociale généralisée de 7,5 %, dont 5,1 % déductibles du revenu global imposable (articles 1600-0 C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,50 % (article 1600-0 L du CGI).

L'avoir fiscal attaché aux dividendes versés est imputable sur le montant global de l'impôt sur le revenu à payer et il est remboursable en cas d'excédent.

(b) Plus-values

En application de l'article 150-0 A du CGI, les plus-values réalisées par les personnes physiques sont imposables, dès le premier euro, si le montant global de leurs cessions de valeurs mobilières réalisées au cours de l'année civile dépasse, au niveau du foyer fiscal, le seuil de 7.650 euros, au taux de 16 % (article 200 A 2 du CGI) auquel s'ajoutent :

- la contribution sociale généralisée de 7,5 % (articles 1600-0 C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

En cas de moins-values, celles-ci peuvent être imputées sur les plus-values de même nature de l'année en cours et, éventuellement, des cinq années suivantes à condition que le seuil de cession de 7.650 euros visé ci-dessus ait été dépassé.

(c) Régime spécial des PEA

Les actions émises par les sociétés françaises sont éligibles au titre des actifs pouvant être détenus dans le cadre d'un Plan d'Epargne en Actions ("PEA"), institué par la loi n° 92-666 du 16 juillet 1992.

Sous certaines conditions, les dividendes perçus et les plus-values réalisées sont exonérés d'impôt sur le revenu, mais restent néanmoins soumis au prélèvement social, à la contribution sociale généralisée et à la contribution pour le remboursement de la dette sociale.

Le tableau ci-dessous résume les différents impôts applicables au 1er janvier 2001 en fonction de la date de clôture du PEA :

Durée de vie du PEA	**Prélèvement social**	**C.S.G.**	**C.R.D.S.**	**I.R.**	**Total**
Inférieure à 2 ans	2,0 %	7,5 %	0,5 %	22,5 %	32,5 %[1]
Comprise entre 2 et 5 ans	2,0 %	7,5 %	0,5 %	16,0 %	26,0 %[1]
Supérieure à 5 ans	2,0 %	2,0 %	0,5 %	0,0 %	10,0 %

(1) Sur la totalité des produits en cas de dépassement du seuil de cession.

2 Actionnaires personnes morales passibles de l'impôt sur les Sociétés

(a) Dividendes

Les dividendes perçus par des personnes morales soumises à l'impôt sur les sociétés, ainsi que l'avoir fiscal égal à 15 % du montant des dividendes versés pour les avoirs fiscaux utilisés à compter du 1er janvier 2002, sont inclus dans le résultat soumis à l'impôt sur les sociétés au taux normal de 33⅓ % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). Le cas échéant, les avoirs fiscaux sont augmentés d'un montant correspondant à 70 % du précompte effectivement acquitté par la société distributrice, autre que celui qui serait dû à raison d'un prélèvement sur la réserve des plus-values à long terme, pour les avoirs fiscaux utilisés à compter du 1er janvier 2002. S'y ajoute une contribution égale à 3 % du montant de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI) ; elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Lorsque l'entreprise remplit les conditions et a opté pour le régime fiscal des sociétés mères, prévu aux articles 145, 146 et 216 du CGI, les dividendes perçus sont exclus de la base imposable sous déduction d'une quote-part pour frais et charges de 5 % du montant brut desdits dividendes (avoir fiscal inclus). Les avoirs fiscaux attachés à ces dividendes ne peuvent être utilisés en

paiement de l'impôt sur les sociétés, mais peuvent être imputés sur le montant du précompte, l'avoir fiscal étant dans ce cas égal à 50 % des dividendes perçus.

(b) Plus-values

La cession de titres autres que des titres de participations donne lieu à la constatation d'un gain ou d'une perte compris dans le résultat taxable à l'impôt sur les sociétés au taux de 33 ⅓ % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). S'y ajoute la contribution égale à 3 % de l'impôt sur les sociétés précitée pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI) ; elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Les plus-values issues de la cession d'actions ayant le caractère de titres de participation ou qui sont fiscalement assimilées à des titres de participations sont éligibles au régime des plus-values à long terme à condition d'avoir été détenues depuis deux ans au moins, sous réserve de satisfaire à l'obligation de constitution de la réserve spéciale de plus-values à long terme, et taxables à l'impôt sur les sociétés au taux de 19 % (ou, le cas échéant, au taux réduit de 15 % dans la limite de 38.120 euros de bénéfice imposable pour les exercices ouverts à compter du 1er janvier 2002. S'y ajoutent une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI) et, le cas échéant, une contribution sociale de 3.3 % (article 235 ter ZC du CGI).

Sont notamment présumées constituer des titres de participation, les parts ou actions de sociétés revêtant ce caractère sur le plan comptable, et, sous certaines conditions, les actions acquises en exécution d'une offre publique d'achat ou d'échange, ainsi que les titres ouvrant droit au régime fiscal des sociétés mères et filiales ou dont le prix de revient est au moins égal à 22.800.000 euros.

2.6.4.2 **Non résidents fiscaux français**

(a) Dividendes

Les dividendes distribués par des sociétés dont le siège social est situé en France font l'objet d'une retenue à la source de 25 % lorsque le domicile fiscal ou le siège du bénéficiaire effectif est situé hors de France.

Sous certaines conditions, cette retenue à la source peut être réduite, voire même supprimée, en application des conventions fiscales internationales ou de l'article 119 ter du CGI et l'avoir fiscal peut être transféré en application de ces mêmes conventions.

Par exception, les dividendes de source française versés à des personnes qui n'ont pas leur domicile fiscal ou leur siège en France, et ouvrant droit au transfert de l'avoir fiscal en vertu d'une convention en vue d'éviter les doubles impositions, ne supportent, lors de leur mise en paiement, que la retenue à la source applicable au taux réduit prévu par la convention, à condition notamment que les personnes concernées justifient, avant la date de mise en paiement des dividendes, qu'elles sont résidentes de l'Etat lié à la France par cette convention au sens de cette convention (Bulletin Officiel des Impôts 4-J-1-94, instruction du 13 mai 1994).

L'avoir fiscal au taux de 50 % ou 40 % est le cas échéant remboursé sous déduction de la retenue à la source applicable au taux prévu par la convention.

(b) Plus-values

Les plus-values réalisées à l'occasion de la cession de leurs actions par les personnes qui ne sont pas fiscalement domiciliées en France ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les actions), et qui n'ont détenu, directement ou indirectement, seules ou avec des membres de leur famille, plus de 25 % des droits aux bénéfices sociaux de la Société à aucun moment au cours des cinq années qui précèdent la cession, ne sont pas soumises à l'impôt en France (articles 244 B bis et 244 bis C du CGI).

2.6.5 Cotation des actions attribuées

Les actions nouvelles résultant de la conversion feront l'objet de demandes d'admission périodiques au Premier Marché d'Euronext Paris S.A. Les actions existantes remises en échange seront immédiatement négociables en bourse.

2.6.6 Place de cotation

2.6.6.1 Assimilation des actions nouvelles

L'action PERNOD RICARD est cotée au Premier Marché d'Euronext Paris S.A.

Les actions nouvelles provenant des conversions feront l'objet d'une demande d'admission aux négociations par Euronext Paris S.A., en fonction de leur date de jouissance soit directement sur la même ligne que les actions anciennes soit, dans un premier temps, sur une seconde ligne.

2.6.6.2 Autres marchés et places de cotation

Les actions PERNOD RICARD sont également cotées sur la bourse de Francfort. Les actions sont négociées sur le SEAQ International de Londres, ainsi qu'aux Etats-Unis sous la forme d'ADR (marché OTC).

2.6.6.3 Volume des transactions et évolution du cours de l'action

Le tableau présentant les transactions des 18 derniers mois sur Euronext Paris S.A. figure au paragraphe 3.3 ("Volumes de Transactions et évolution du cours de l'action").

CHAPITRE III

RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115. Les précisions qui suivent complètent les informations contenues dans le document de référence.

3.1 ÉVOLUTION DU CAPITAL

Les éléments fournis dans la présente section sur le capital de PERNOD RICARD correspondent à une situation au 18 décembre 2001.

3.1.1 Conversion du capital en euros

Autorisé par l'assemblée générale mixte des actionnaires de la société PERNOD RICARD du 3 mai 2001, le Conseil d'administration du 18 juillet 2001 a décidé d'exprimer en euros le montant du capital social au moyen de la conversion de la valeur nominale des actions qui le composent, et ainsi d'augmenter le capital social d'un montant de 18.870.754,34 FRF pour le porter de 1.127.733.200 FRF à 1.146.603.954,34 FRF, soit 174.798.646 euros par incorporation de réserves.

La société PERNOD RICARD a également décidé la suppression dans ses statuts de toute référence à la valeur nominale des actions.

Le capital social est divisé en 56.386.660 actions sans valeur nominale.

3.1.2 Répartition du capital au 18 décembre 2001

Actionnaires	Actions		Droits de vote	
	Nombre	%	Nombre	%
S.A. Paul Ricard [1]	6 558 537	11,63 %	12 596 369	19,03 %
Société Immobilière et Financière pour l'Alimentation (SIFA) [2]	5 772 299	10,24 %	11 045 699	16,69 %
Personnel du Groupe	1 342 915	2,38 %	2 120 583	3,20 %
Silchester International Investors Ltd* (UK) [3]	2 757 349	4,89 %	2 757 349	4,17 %
Fidelity Investments** (USA) [4]	2 833 687	5,03 %	2 833 687	4,28 %
Autocontrôle	2 218 793	3,93 %	0	0,00 %
• *dont auto-détention****	2 022 210	3,58 %	0	0,00 %
• *dont auto-contrôle indirect*	196 583	0,35 %	0	0,00 %
Public	34 903 080	61,90 %	34 844 865	52,63 %
TOTAL	56 386 660	100,00 %	66 198 552	100,00 %

* Après déclaration de franchissement à la baisse du seuil de 5 % (avis CMF 201C1130 du 11 septembre 2001)

** Après déclaration de franchissement à la hausse du seuil de 5 % (avis CMF 201C1482 du 20 décembre 2001)

*** Ces titres correspondent exclusivement à des réserves pour des programmes d'options d'achat d'actions en cours consentis à certains membres du personnel

(1) S.A. PAUL RICARD est entièrement détenue par la famille Ricard

(2) SIFA est principalement détenue par le Groupe Société Générale à hauteur de 47 % de son capital. Parmi d'autres actionnaires, le Groupe PERNOD RICARD détient via sa filiale SANTA LINA une participation indirecte minoritaire dans le capital de SIFA.

Il existe un accord avec la Société Générale au terme duquel le Groupe Société Générale a concédé à SANTA LINA filiale non cotée de PERNOD RICARD un droit de préférence sur les actions SIFA qu'il détient dans l'hypothèse où il souhaiterait les céder. Des dispositions de même nature existent en ce qui concerne la participation détenue par SANTA LINA dans la Société Générale. Cette disposition joue également en cas d'offre publique, pour laquelle le Groupe PERNOD RICARD bénéficiera en outre d'un droit de substitution. Cet accord a été stipulé sans durée déterminée.

(3) Agissant pour le compte d'investisseurs institutionnels et de fonds communs dont SILCHESTER assure la gestion.

(4) Agissant pour le compte de fonds communs dont FIDELITY INVESTMENTS assure la gestion

3.1.3 Capital potentiel

Les résolutions concernant les autorisations d'augmentations de capital et l'émission de titres pouvant donner accès au capital (pages 91 à 96 du document de référence) ont été approuvées par l'assemblée générale mixte du 3 mai 2001.

A ce jour le conseil d'administration de Pernod Ricard n'a utilisé aucune de ces autorisations hormis pour réaliser la présente émission.

Il a par ailleurs été mis en place un programme d'option de souscription d'actions détaillé ci-dessous.

3.1.4 Options d'achat d'actions et de souscription d'actions consenties aux salariés de PERNOD RICARD

Des options d'achat d'actions et de souscription d'actions ont été attribuées aux cadres à haut niveau de responsabilité des sociétés du Groupe. A la date du 18 décembre 2001, les plans d'options en vigueur présentent les caractéristiques suivantes :

Date d'autorisation par l'AGE	Date d'attribution par le CA	Durée des options	Nombre de bénéficiaires	Nombre d'options attribuées	dont options attribuées aux dirigeants de Pernod Ricard SA	Prix	Nombre d'options exercées en 2001	Options non exercées au 18 décembre 2001
12/05/93*	04/10/94	10 ans	218	775 130	75 600	307,34 FRF	189 275	263 000
12/05/93*	19/12/96	10 ans	297	842 000	92 400	266,00 FRF	69 400	562 000
12/05/93*	19/12/97	10 ans	160	244 596	65 196	301,00 FRF	0	240 285
05/05/98*	28/01/99	10 ans	183	233 084	31 135	56,70 EUR	0	233 084
05/05/98*	27/01/00	10 ans	180	266 842	44 299	59,90 EUR	0	266 842
05/05/98*	27/09/00	10 ans	2	60 000	60 000	54,50 EUR	0	60 000
05/05/98*	19/12/00	10 ans	204	299 925	48 420	58,30 EUR	0	299 925
03/05/01*	19/09/01	10 ans	10	97 074	néant	78,65 EUR	0	97 074
03/05/01**	18/12/01	10 ans	367	665 658	126 535	77,00 EUR	0	665 658

* Options d'achat d'actions

** Options de souscription d'actions

3.2 ACHAT OU VENTE D'ACTIONS DE LA SOCIÉTÉ

La résolution concernant l'autorisation à donner au Conseil d'administration à l'effet d'opérer sur les actions de la Société et à racheter jusqu'à 10 % du capital de la Société a été approuvée par l'assemblée générale mixte du 3 mai 2001. Ce programme de rachat a fait l'objet d'une note d'information ayant reçu de la Commission des opérations de bourse le n° de visa 01-268 en date du 23 mars 2001.

PERNOD RICARD a entrepris au cours du 1er semestre 2000, le rachat en bourse de ses propres actions. Les achats ont porté sur 4 % du capital soit 2 256 660 titres, acquis au Prix Moyen Pondéré ("PMP") de 54,98 EUR. Sur ce total, 456 999 titres ont été affectés aux réserves techniques des différents plans d'options d'achat d'actions mis en place entre le 27 septembre 2000 et 19 septembre 2001. Le solde, soit 1 799 661 titres, a été cédé en bourse. Les cessions ont été entreprises en décembre 2000 et achevées le 29 août 2001. Le prix de vente moyen est de 78,86 EUR.

3.3 VOLUME DES TRANSACTIONS ET ÉVOLUTION DU COURS DE L'ACTION

Le tableau ci-dessous donne une indication des cours et volumes des transactions sur les actions (Code Sicovam 12 069) de la Société au Premier Marché d'Euronext Paris S.A. :

Mois	Cours le plus haut (en euros)	Cours le plus bas (en euros)	Nombre journalier moyen d'actions échangées	Montant journalier moyen des capitaux échangés (en milliers d'euros)
2000				
Janvier	58,90	54,25	118 938	6 634
Février	56,70	47,00	93 157	4 887
Mars	53,60	43,33	166 963	8 242
Avril	54,60	48,20	99 475	5 123
Mai	63,30	50,00	252 278	14 411
Juin	64,00	56,60	102 023	6 172
Juillet	60,15	55,95	102 643	5 957
Août	61,55	56,60	85 296	5 096
Septembre	61,00	51,60	60 253	3 343
Octobre	58,30	51,20	103 767	5 699
Novembre	65,10	52,70	186 715	10 899
Décembre	74,50	59,00	304 994	20 833
2001				
Janvier	80,00	71,60	286 063	21 622
Février	79,00	72,10	172 804	12 886
Mars	80,75	67,20	129 887	9 713
Avril	78,30	72,15	134 108	10 119
Mai	81,20	73,75	158 346	12 362
Juin	85,00	79,10	194 064	16 067
Juillet	84,90	77,30	121 773	9 926
Août	88,95	82,40	232 023	20 035
Septembre	87,40	67,50	198 594	15 582
Octobre	84,00	72,10	157 818	12 415
Novembre	83,60	71,30	181 481	14 206
Décembre	88,90	80,00	169 047	14 132
2002				
Janvier	87,45	82,75	266 622	22 734

Source Fininfo

CHAPITRE IV

RENSEIGNEMENTS CONCERNANT L'ACTIVITÉ DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts. Ils sont complétés par les éléments figurant au chapitre VII du présent prospectus.

CHAPITRE V

PATRIMOINE, SITUATION FINANCIÈRE, RÉSULTATS DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts sous réserve des éléments ci-dessous et des informations figurant au chapitre VII. On trouvera ci-après les comptes consolidés au 30 juin 2001 de la Société.

5.1 COMMENTAIRES DES RÉSULTATS DU PREMIER SEMESTRE 2001

Au cours du premier semestre 2001, l'activité commerciale du Groupe PERNOD RICARD a poursuivi sa croissance, le chiffre d'affaires consolidé enregistrant une hausse globale de +7,4 %. Cette évolution est, en particulier, liée au dynamisme du secteur des vins et spiritueux qui affiche un taux de croissance interne de +11,8 %.

Sur un marché mondial fortement concurrentiel, les marques prioritaires du Groupe PERNOD RICARD (Ricard, Jameson, Havana Club, Jacob's Creek notamment) enregistrent des taux de croissance de 11 % à 25 % par rapport au 1er semestre 2000, témoins de leur important potentiel de développement. La croissance des ventes de Ricard a bénéficié de la constitution de stocks en Espagne, mais elle demeure toutefois prometteuse avec un taux de 5 % sur 12 mois glissants.

Le Groupe PERNOD RICARD a en outre poursuivi ce semestre le renforcement par croissance externe de ses activités, en acquérant 40 % additionnels du capital de la société Agros, portant ainsi sa participation à 77 % du capital, et en prenant le contrôle, à l'issue du processus de privatisation, du Polmos Poznan, réunissant ainsi la propriété de la marque de Vodka Wyborowa.

Le Groupe PERNOD RICARD a également initié son désengagement des activités non stratégiques :

- par la cession, des sociétés Italcanditi et San Giorgio Flavors par la SIAS, ainsi que de différentes entités appartenant à Agros (Pologne),
- par la poursuite du processus de cession au Groupe Cadbury Schweppes, de Yoo-Hoo et d'Orangina Pampryl dont le Comité Central d'Entreprise a approuvé le projet le 23 août dernier,
- par le début des processus de vente de ses filiales de distribution (BWG) et de préparations de fruits (SIAS).

Activité commerciale

Les marques de vins et spiritueux du Groupe PERNOD RICARD ont connu au premier semestre 2001 une progression globale de leurs volumes de +5,2 % par rapport au premier semestre 2000.

En France, sur un marché des spiritueux stable, les marques du Groupe PERNOD RICARD confirment leur dynamisme et gagnent des parts de marché. On peut noter en particulier les croissances des volumes de Ricard (+5,1 %), Pastis 51 (+4,5 %) ou encore Clan Campbell (+17,5 %) et Jameson (+19,0 %).

Sur les autres marchés domestiques européens, les marques Havana Club, Jameson, Clan Campbell, Ramazzotti ou encore Jacob's Creek poursuivent leur expansion à un rythme soutenu. Le gin Larios en revanche a été affecté par une vente à la hausse en 2000 et un conflit avec des grossistes en Espagne.

Aux Etats-Unis, Wild Turkey est en baisse en raison du déstockage de la distribution, alors que Jacob's Creek voit ses volumes augmenter de près de +32 %.

Dans leur ensemble, les volumes de boissons sans alcool (hors Agros) sont en baisse de -5% en particulier à cause du recul d'Orangina (-9 %) et de la relative stabilité de Yoo-Hoo (+1 %).

Dans le secteur des préparations de fruits, le chiffre d'affaires d'Agros croît fortement (hors effet devise +27,6 %) alors que l'activité de SIAS, à périmètre constant, ne progresse que légèrement (+1,7 %) résultat de performances contrastées entre l'Europe (-2,5 %) et le reste du monde (+4,2 %).

Résultats Financiers du Groupe PERNOD RICARD

Le chiffre d'affaires hors droits et taxes ("HDT") s'est établi à 2 189 MEUR, en croissance de + 7,4 % sur le premier semestre 2000.

Après prise en compte des effets de périmètre (-0,2 %) et devises (+ 0,5 %), la croissance interne est de + 7,1 %.

Conséquence des bonnes performances précédemment évoquées, l'activité vins et spiritueux a enregistré une forte croissance: +11,5 % grâce notamment à l'activité hors de France qui progresse de +12,7 %. La Distribution voit par ailleurs son activité progresser au rythme de +16,0 % (+12,6 % à périmètre et taux de change constants), alors que les activités Fruits transformés connaissent une baisse de leur chiffre d'affaires -4,2 % (-2,6 % à périmètre et taux de change constants).

La part du chiffre d'affaires réalisé hors de France a poursuivi ce semestre sa progression passant à 76,1% du chiffre d'affaires consolidé du Groupe PERNOD RICARD.

La marge brute s'élève à 1.030,8 MEUR, en progression de +7,0 %, une croissance légèrement inférieure à celle du chiffre d'affaires imputable à l'évolution du mix des ventes, liée au développement de l'activité Distribution plus rapide que celui des autres secteurs et, en Europe, au renchérissement du prix de l'alcool partiellement compensé par des hausses de tarifs.

Les frais de commercialisation et de distribution, à 509,9 MEUR, progressent à structure comparable et hors effet devises de +8,7 %, en raison des plans d'investissements publi-promotionnels engagés sur les marques stratégiques du Groupe PERNOD RICARD.

La croissance interne des frais de production et frais généraux a, quant à elle, été contenue sur le semestre à +3,8 %.

En conséquence, le résultat opérationnel augmente de +9,8 % à 181,4 MEUR, toutefois de manière contrastée en fonction des activités :

- l'activité vins et spiritueux voit sa rentabilité opérationnelle croître de +16,2% portant le poids de cette activité à 70% du résultat opérationnel consolidé du Groupe PERNOD RICARD,
- l'activité Fruits transformés est stable,
- en revanche, l'activité Distribution régresse de -6,9 % à 18 MEUR, conséquence des effets négatifs de l'épidémie de fièvre aphteuse au Royaume-Uni et de la modification de la politique des droits sur le tabac.

Les frais financiers sont en baisse sensible à 12,8 MEUR contre 18,2 MEUR en 2000, principalement, en raison d'une hausse des dividendes reçus de la Société Générale par Santa Lina, filiale non cotée de PERNOD RICARD SA, d'une légère diminution de l'endettement moyen et enfin de gains latents de change.

Ainsi, le résultat courant s'établit à 168,6 MEUR, en progression de +14,7 % par rapport à 2000.

Le résultat exceptionnel s'inscrit à -9,6 MEUR, contre -15,8 MEUR en 2000. Il enregistre pour l'essentiel des provisions pour restructuration, essentiellement en France, absorbant les plus-values dégagées par les cessions tant financières qu'opérationnelles.

La charge d'Impôt sur les Sociétés baisse de 1,0 MEUR, principalement en raison de la baisse du taux légal dans différents pays, dont la France de 37,7 % à 36,4 %, de plus-values de cession faiblement taxées ou encore de résultats déficitaires, non générateurs d'économies d'impôts, moins importants qu'au 30 juin 2000.

Le résultat net part du Groupe PERNOD RICARD affiche ainsi une hausse de +29,7 % à 104,7 MEUR.

Résultats de PERNOD RICARD S.A

Les produits d'exploitation de PERNOD RICARD SA, société mère du Groupe PERNOD RICARD, sont essentiellement constitués de redevances qui lui sont versées au titre des marques concédées et de refacturations d'achats d'espace publicitaire aux filiales. Ils s'élèvent à 35 MEUR contre 33 MEUR au 30 juin 2000.

Le résultat financier atteint 119,0 MEUR contre 63,1 MEUR à fin juin 2000. Cette augmentation s'explique pour l'essentiel par la hausse des produits de participation en provenance des sociétés COMRIE et CFPO.

Le résultat exceptionnel s'élève à +31,8 MEUR contre -1,8 MEUR en 2000. Il s'explique principalement par la plus-value réalisée sur la cession des actions propres (+34,6 MEUR) en contrepartie de la provision pour restructuration du CRPR.

Le résultat net atteint ainsi +137,8 MEUR au 30 juin 2001 contre 59,4 MEUR au 30 juin 2000.

5.2 COMPTES CONSOLIDÉS SEMESTRIELS AU 30 JUIN 2001

Comptes de Résultat consolidés au 30 juin 2001

(En millions d'euros)	30/06/01	30/06/00	31/12/00	30/06/01 vs 30/06/00	
Chiffre d'affaires H.D.T.	**2 189,0**	**2 037,9**	**4 382,0**	**151,1**	**7,4 %**
Achats consommés	(1 158,2)	(1 074,6)	(2 293,3)	(83,7)	7,8 %
Marge brute	**1 030,8**	**963,4**	**2 088,7**	**67,4**	**7,0 %**
Frais de commercialisation et de distribution	(509,9)	(469,1)	(996,9)	(40,8)	8,7 %
Frais de production et frais généraux	(339,4)	(329,0)	(670,7)	(10,4)	3,1 %
Résultat opérationnel	**181,4**	**165,2**	**421,1**	**16,2**	**9,8 %**
Frais financiers	(12,8)	(18,2)	(52,2)	5,4	−29,5 %
Résultat courant	**168,6**	**147,0**	**368,9**	**21,6**	**14,7 %**
Résultat Exceptionnel	(9,6)	(15,8)	(53,4)	6,2	−39,4 %
Impôts sur les sociétés	(41,1)	(42,1)	(97,2)	1,0	−2,4 %
Résultat des sociétés mises en équivalence	(0,2)	2,9	2,1	(3,1)	−105,3 %
Rés. net av. amortissement des survaleurs	**117,8**	**92,0**	**220,4**	**25,8**	**28,0 %**
Amortissement Survaleurs	(11,0)	(10,4)	(20,4)	(0,6)	5,3 %
Résultat net	**106,8**	**81,6**	**200,0**	**25,2**	**30,9 %**
Droit des Tiers dans le résultat	2,1	0,9	5,0	1,3	146,8 %
Droit du Groupe dans le résultat	**104,7**	**80,8**	**195,0**	**23,9**	**29,7 %**
résultat par action* (EUR)					
résultat courant	2,99	2,61	6,54	0,38	14,7 %
résultat net part du Groupe	1,86	1,43	3,46	0,43	29,7 %

* Nombre d'actions en 1999, 2000 et 2001 : 56.386.660

Bilans consolidés au 30 juin 2001 (en Millions d'euros)

ACTIF :	30/06/01 Brut	30/06/01 Amort	30/06/01 Net	31/12/00 Net	31/12/99 Net
Actif immobilisé					
Immo. Incorporelles	708,4	74,5	633,8	591,5	548,7
Immo. Corporelles	1 708,6	903,3	805,3	816,1	685,2
Survaleurs	534,0	155,2	378,9	396,0	367,9
Immo. Financières	194,6	13,0	181,6	184,7	313,1
total de l'actif immobilisé	**3 145,5**	**1 146,0**	**1 999,5**	**1 988,3**	**1 914,9**
Actif circulant					
Stocks	1 188,4	22,2	1 166,2	1 072,7	996,4
Créances d'exploitation	1 208,5	72,4	1 136,1	1 238,7	1 088,5
Valeurs mobilières de placement	121,2	4,0	117,2	128,9	150,1
Disponibilités	280,2		280,2	323,6	277,0
total de l'actif circulant	**2 798,3**	**98,6**	**2 699,8**	**2 763,9**	**2 512,0**
Cptes de régularisation Actif	137,3	1,7	135,6	58,9	44,8
Ecart de conversion Actif	2,6		2,6	1,7	0,5
total actif	**6 083,7**	**1 246,3**	**4 837,5**	**4 812,8**	**4 472,2**

Bilans consolidés au 30 juin 2001 (en Millions d'euros)

PASSIF :	30/06/01	31/12/00	31/12/99
Capitaux propres Groupe	**2 233,5**	**2 072,2**	**2 061,4**
Dont Résultat Net part Groupe	104,7	195,0	213,2
Intérêts minoritaires	**69,5**	**83,8**	**57,8**
Dont Résultat Tiers	2,1	5,0	7,1
Prov. pour Risques & Charges	136,7	134,7	85,0
Impôt différé passif	3,5	15,5	16,8
Dettes			
Dettes financières	1 195,4	1 326,4	1 185,0
Emballages Consignés	14,7	11,5	10,9
Dettes d'exploitation	1 047,6	1 070,1	974,6
Dettes diverses	134,5	98,0	77,0
total des dettes	**2 392,2**	**2 506,0**	**2 247,4**
Cptes de régularisation Passif	2,3	0,6	3,9
total passif	**4 837,5**	**4 812,8**	**4 472,2**

Tableau de financement consolidé au 30 juin 2001 (en Millions d'euros)

	30/06/01	31/12/00
Résultat net consolidé part du Groupe	104,7	195,0
Résultat net consolidé part des minoritaires	2,1	5,0
Résultat des sociétés mises en équivalence (net des dividendes reçus)	0,2	0,2
Dotation aux amortissements sur immobilisations	55,4	106,6
Dotation aux amortissements des survaleurs	10,6	20,7
Variation des provisions et de l'impôt différé (3)	(5,7)	22,6
Plus-value sur cession d'immobilisations et autres éléments	(7,9)	(1,7)
Capacité d'autofinancement	**159,4**	**348,4**
Diminution (augmentation) du besoin en fonds de roulement (2)	(5,8)	(65,3)
Variation de la trésorerie issue des opérations d'exploitation	**153,6**	**283,1**
Acquisitions d'immobilisations non financières (nettes des cessions)	(38,1)	(155,7)
Acquisitions d'immobilisations financières (nettes des cessions)	83,5	(98,6)
Incidence des variations du périmètre de consolidation (4)	2,2	(46,1)
Variation des créances et des dettes sur immobilisations	(8,9)	12,1
Variation de la trésorerie issue des opérations d'investissement	**38,7**	**(288,3)**
Augmentation de capital	–	–
Dividendes versés	(107,5)	(107,9)
Variation de la trésorerie issue des opérations de financement	**(107,5)**	**(107,9)**
Incidence des écarts de conversion	(9,0)	(2,8)
Variation de l'endettement net	**75,9**	**(115,9)**
Endettement net à l'ouverture de l'exercice	(873,9)	(758,0)
Endettement net à la clôture de l'exercice (1)	(798,0)	(873,9)

Notice sur la présentation du tableau de financement :

(1) La variation de l'endettement net se compose de la variation des emprunts, des dettes financières et de la trésorerie. L'endettement net se décompose comme suit :

(En millions d'euros)	**01/07/01**	**01/01/01**
Emprunts et dettes financières	(1 195,4)	(1 326,4)
Valeurs mobilières de placement	117,2	128,9
Disponibilités	280,2	323,6
Endettement net d'ouverture	**(798,0)**	**(873,9)**

(2) La variation du BFR (calculée nette des provisions pour actifs circulants) se décompose comme suit :

(En millions d'euros)	**30/06/01**	**31/12/00**
Stocks nets	(61,2)	10,6
Créances d'exploitation nettes	99,1	(90,4)
Dettes d'exploitation	(20,1)	46,5
Autres	(23,6)	(32,0)
Total	**(5,8)**	**(65,3)**

(3) A l'exclusion des provisions pour actifs circulants prises en compte dans la variation du BFR :

(En millions d'euros)	**30/06/01**	**31/12/00**
Variation des provisions sur actifs circulants	(0,6)	3,5

(4) L'incidence des variations du périmètre de consolidation correspond à la cession des sociétés Italcanditi et San Giorgio Flavors ainsi qu'à l'acquisition de titres de la société Agros

Variation des capitaux propres au 30 juin 2001 (en Millions d'euros)

Capitaux propres au 31 décembre 1999	**2 061,4**
Dividendes distribués	(86,0)
Titres auto détenus	(95,2)
Variation de l'écart de conversion	2,1
Changement méthode comptable	2,0
Effet devise	11,5
Précompte	(12,8)
Autres mouvements	(5,8)
Résultat de la période	195,0
Capitaux propres au 31 décembre 2000	**2 072,2**
Dividendes distribués	(84,6)
Titres auto détenus	100,1
Variation de l'écart de conversion	(0,7)
Effet devise*	60,3
Précompte	(19,3)
Autres mouvements	0,7
Résultat de la période	104,7
Capitaux propres au 30 juin 2001	**2 233,5**

* L'effet devise s'explique essentiellement par la hausse du dollar sur le premier semestre 2001 et dans une moindre mesure par la hausse du zloty polonais, de la livre anglaise et du dollar australien.

NOTE 1 – PRINCIPES ET MÉTHODES COMPTABLES

Les principes et méthodes comptables appliqués pour l'arrêté des comptes au 30 juin 2001 sont sans changement par rapport à ceux appliqués pour l'établissement des comptes consolidés au 31 décembre 2000, et sont donc conformes au référentiel 99-02. Il n'y a pas eu de modification des principes comptables au cours du premier semestre de l'exercice 2001.

NOTE 2 – PÉRIMÈTRE DE CONSOLIDATION

Le périmètre de consolidation retenu pour le premier semestre 2001 diffère de celui du premier semestre 2000 du fait des opérations suivantes :

Changements de périmètre liés à l'exercice 2001 :

- Dans le secteur des fruits transformés : cession des sociétés italiennes Italcanditi (janvier 2001) et San Giorgio Flavors (juin 2001) et vente de certains actifs appartenant à Agros (Pologne)
- Dans le secteur des vins et spiritueux : arrêt de la mise en équivalence de la société Simeon Wines (Australie) en raison de la perte de l'influence notable.

Changements de périmètres liés à l'exercice 2000 :

- Impact de l'acquisition de AR Daunts (activité Distribution) consolidée à partir d'avril 2000.
- Impact de la consolidation d'United Agencies Limited (consolidée pour la première fois lors de la clôture des comptes au 31 décembre 2000).

L'impact des changements de périmètre de consolidation sur le chiffre d'affaires et le résultat opérationnel se décompose comme suit :

	En millions d'euros	%
Chiffre d'affaires 30 juin 2000	**2 037,9**	
Croissance interne	144,3	+ 7,1 %
Variation des devises	11,5	+ 0,6 %
Variation du périmètre	(4,8)	– 0,2 %
Chiffre d'affaires 30 juin 2001	**2 189,0**	**+ 7,4 %**

	En millions d'euros	%
Résultat opérationnel 30 juin 2000	**165,2**	
Croissance interne	16,4	+ 9,9 %
Variation des devises	(1,2)	– 0,7 %
Variation du périmètre	1,1	+ 0,6 %
Résultat opérationnel 30 juin 2001	**181,4**	**+ 9,8 %**

NOTE 3 – RÉSULTAT FINANCIER

En millions d'euros	**30/06/01**	**30/06/00**	**31/12/00**
Frais financiers nets	(29,9)	(31,8)	(69,8)
Produits de participation	14,9	11,9	15,4
Gains de change et autres	2,1	1,6	2,2
TOTAL	**(12,8)**	**(18,2)**	**(52,2)**

NOTE 4 – CHARGES ET PRODUITS EXCEPTIONNELS NETS

(En millions d'euros)	30/06/01	30/06/00	31/12/00
Plus-values nettes sur cessions d'actifs et de titres	26,8	1,2	2,3
Charges de restructuration	(31,5)	(10,1)	(23,9)
Autres	(4,9)	(6,9)	(31,8)
TOTAL	**(9,6)**	**(15,8)**	**(53,4)**

Au 30 juin 2001, le résultat exceptionnel provient principalement :

- De la plus-value nette sur la cession de San Giorgio Flavors (23,0 MEUR) ;
- Des frais de restructuration chez Pernod (11,1 MEUR) et Ricard (13,2 MEUR).

NOTE 5 – IMMOBILISATIONS INCORPORELLES ET SURVALEURS

Les immobilisations incorporelles qui figurent à l'actif du Bilan au 30 juin 2001 sont principalement constituées de marques.

La valeur des marques acquises est déterminée en fonction du secteur d'activité de la Société et de l'importance de leur diffusion internationale.

La valeur d'inventaire est estimée à partir des profits futurs que peut générer la marque concernée.

La variation des postes immobilisations incorporelles et survaleur entre le 31 décembre 2000 et le 30 juin 2001 résulte essentiellement des opérations de croissance externe, en particulier celles réalisées par la société Agros (Pologne).

Le Groupe PERNOD RICARD n'est dépendant d'aucun brevet ou licence spécifique.

NOTE 6 – AMORTISSEMENT DES SURVALEURS

(En millions d'euros)	30/06/01	30/06/00	31/12/00
Amortissement de survaleurs	(11,0)	(10,4)	(20,4)

NOTE 7 – IMMOBILISATIONS CORPORELLES

	30/06/01			31/12/00	31/12/99
(En millions d'euros)	Valeur brute	Amortissement et provisions	Valeur nette	Valeur nette	Valeur nette
Terrains	66,0	(3,0)	63,1	62,6	59,0
Constructions	466,8	(204,3)	262,5	274,8	239,3
Installations techniques, matériel et outillage	904,0	(559,8)	344,3	343,3	283,0
Autres immobilisations corporelles	216,4	(136,0)	80,4	79,5	72,0
Immobilisations corporelles en cours	53,5	(0,3)	53,3	55,3	30,1
Avances et acomptes	1,8		1,8	0,6	1,8
TOTAL	**1 708,6**	**(903,3)**	**805,3**	**816,1**	**685,2**

Les investissements annuels au premier semestre 2001 atteignent environ 38,1 millions d'euros nets des cessions.

NOTE 8 – IMMOBILISATIONS FINANCIÈRES

(En millions d'euros)	30/06/01 Valeur brute	30/06/01 Provisions	30/06/01 Valeur nette	31/12/00 Valeur nette	31/12/99 Valeur nette
Titres mis en équivalence	5,3		5,3	19,5	42,4
Autres titres de participations	157,0	(11,9)	145,1	131,4	216,2
Créances sur participations	16,4	(0,7)	15,7	19,0	38,5
Autres	15,9	(0,3)	15,5	14,8	16,1
TOTAL	**194,6**	**(13,0)**	**181,6**	**184,7**	**313,1**

La diminution du poste Titres mis en équivalence est liée à l'arrêt de la mise en équivalence de la participation dans la société Simeon Wines (Australie).

Les autres titres de participation comprennent principalement les titres Société Générale (87,5 MEUR, pour 1,1 % du capital), SIFA (6,2 MEUR pour 44,85% du capital) et Simeon Wines (14,1 MEUR, pour 13,35% du capital).

Ces titres sont valorisés à leur coût historique. Au 30 juin 2001, la valeur de réalisation de ces titres est supérieure à leur valeur nette comptable.

NOTE 9 – STOCKS ET EN-COURS

La répartition des stocks et en-cours en valeur nette est la suivante :

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Matières premières	168,3	166,8	137,5
En-cours de biens	656,9	600,0	556,0
Stocks de marchandises	176,9	174,3	179,1
Produits finis	164,1	131,6	123,8
TOTAL	**1 166,2**	**1 072,7**	**996,4**

Le Groupe PERNOD RICARD ne connaît pas de dépendance significative vis à vis de ses fournisseurs.

NOTE 10 – PROVISIONS POUR RISQUES ET CHARGES

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Provisions pour indemnités de départ à la retraite	37,1	34,3	30,8
Provisions pour risques	99,6	100,4	54,2
TOTAL	**136,7**	**134,7**	**85,0**

Les provisions pour risques correspondent à des provisions pour risques fiscaux et sociaux à hauteur de 14,6 MEUR, des provisions pour litiges avec tiers à hauteur de 10,0 MEUR, des provisions pour restructuration à hauteur de 49,1 MEUR (essentiellement chez Pernod et Ricard), le solde étant principalement constitué de provisions pour risques divers.

Il n'existe pas à notre connaissance de fait ou de litige qui pourrait affecter de façon significative les résultats, la situation financière ou le patrimoine du Groupe PERNOD RICARD.

NOTE 11 – IMPÔT SUR LES BÉNÉFICES

(En millions d'euros)	30/06/01	30/12/00	31/12/99
Impôt exigible	(53,1)	(98,5)	(87,5)
Impôt différé	12,0	1,3	(5,3)
TOTAL	**(41,1)**	**(97,2)**	**(92,8)**

Les impôts différés sont calculés selon la méthode du report variable. Au bilan, ils se décomposent de la manière suivante :

(En millions d'euros)	30/06/01	30/12/00	31/12/99
Impôt différé actif	(68,3)	(57,5)	(52,3)
Impôt différé passif	71,8	73,0	69,1
Impôt différé passif net au bilan	**3,5**	**15,5**	**16,8**

NOTE 12 – DETTES FINANCIÉRES

La répartition des dettes financières par date d'exigibilité est la suivante :

(En millions d'euros)	30/06/01	30/12/00	31/12/99
Court terme (moins de 1 an)	1 053,4	1 065,1	1 070,6
Dont concours bancaires	*911,0*	*991,5*	*885,7*
Moyen terme (de 1 à 5 ans)	62,1	154,1	105,7
Long terme (plus de 5 ans)	80,0	107,2	8,7
TOTAL	**1 195,4**	**1 326,4**	**1 185,0**

La part de la dette du Groupe PERNOD RICARD libellée en devises autres que les devises de la zone euro représente environ 25 % du total (la dette libellée en AUD représente 14 % du total).

Le 20 mars 1992, PERNOD RICARD S.A. a procédé à l'émission, hors de France, d'un emprunt obligataire sous forme de Titres Subordonnés à Durée Indéterminée pour un montant nominal de 61,0 millions d'euros.

Les TSDI sont qualifiés de "reconditionnés", par suite de la conclusion avec une société tierce d'une convention concomitante à l'émission.

La dette nette au 30 juin 2001 (soit 25,5 millions d'euros) a été incluse dans le poste "dettes financières". Ce montant correspond au nominal de l'émission duquel a été déduite une indemnité initialement versée et capitalisée depuis l'émission.

Les emprunts n'ont donné lieu à constitution d'aucune sûreté ou hypothèque autre que les garanties données par PERNOD RICARD S.A. qui sont détaillées dans la note 13.

NOTE 13 – ENGAGEMENTS FINANCIERS

(En millions d'euros)	30/06/01	31/12/00	31/12/99
ENGAGEMENTS DONNES			
Crédit-bail	46,6	25,2	18,2
Cautions et garanties	264,9	284,9	176,5
Engagements d'achat aux fournisseurs et autres	8,0	21,4	23,0

La caution donnée à la Société Générale par PERNOD RICARD S.A. afin de contre-garantir les obligations (loan notes) émises pour financer en partie l'acquisition du Groupe IRISH DISTILLERS et garanties en principal par la Société Générale, a été réduite à 0,1 MEUR au 31 décembre 2000. Le montant de la garantie est inchangé au 30 juin 2001.

En 1994, PERNOD RICARD S.A. s'est porté garant à hauteur de 40 millions de livres sterling des sommes pouvant être dues par les sociétés BWG Foods et BWG NI au titre d'un emprunt et de contrats de swap souscrits par ces sociétés. Au 30 juin 2001, le solde restant dû et pour lequel PERNOD RICARD S.A. s'est porté garant s'élève à 24,3 millions de livres sterling.

En 1998, PERNOD RICARD S.A. s'est porté garant au titre d'emprunts contractés par ses filiales, notamment Santa Lina et PR Finance S.A. Au 30 juin 2001, le montant garanti pour Santa Lina s'élève à 45,7 MEUR et à 30,1 MEUR pour PR Finance S.A.

En 2000, PERNOD RICARD s'est porté garant de sa filiale BWG au titre d'emprunts bancaires dont le solde restant dû s'élève à 57,0 millions de livres sterling.

NOTE 14 – CONTRATS DE GARANTIE DE TAUX ET DE CHANGE

Le Groupe PERNOD RICARD dispose d'un portefeuille de contrats de garantie de taux qui représente au 30 juin 2001 un montant total de 345 MEUR se décomposant comme suit :

Société	Contrat	Echéance	Assiette	Garanties
PR Finance	Swap taux fixe	Janvier 2003	45 MEUR	5 %
PR Finance	Swap taux fixe	Mai 2005	50 MEUR	5,35 %
PR Finance	Swap taux fixe	Août 2005	100 MEUR	5,43 %
PR Finance	Cap et Floor	Mai 2005	150 MEUR	4,7 %*

* La combinaison de l'achat d'un Cap et la vente d'un Floor garanti à PR Finance un taux d'emprunt maximum de 4,7 % tant que l'Euribor 3 mois est inférieur à 7 %.

La partie à taux variable des dettes financières du Groupe PERNOD RICARD, après couverture, représente approximativement 54 % du total.

Les engagements contractés par le Groupe PERNOD RICARD sur des contrats de change ne sont pas significatifs au 30 juin 2001.

NOTE 15 – EFFECTIFS MOYENS ET FRAIS DE PERSONNEL

Les effectifs moyens au 30 juin 2001 s'élèvent à 18 989 personnes contre 20 679 personnes au 31 décembre 2000 et 13 855 personnes au 31 décembre 1999. La diminution des effectifs est essentiellement liée aux opérations de cession. Ces effectifs sont calculés en moyenne annuelle et tiennent compte de personnels intérimaires.

Les frais de personnel se sont élevés à 306,4 MEUR au 30 juin 2001 contre 300,0 MEUR au 30 juin 2000 et 611,1 MEUR au 31 décembre 2000. Ces chiffres incluent, outre les charges de personnel intérimaire, l'intéressement et les taxes sur les salaires.

NOTE 16 – INFORMATIONS PAR SECTEUR D'ACTIVITÉ

VINS ET SPIRITUEUX FRANCE

Volumes commercialisés	30/06/01	30/06/00	31/12/00
(en millions de litres)	**51**	**48**	**100**

(En millions d'euros)	30/06/01	30/06/00	31/12/00	Variation 30/06/01 vs 30/06/00
Chiffre d'affaires HDT	**262,5**	**240,8**	**509,8**	**9,0 %**
Achats consommés	(47,0)	(40,3)	(92,4)	16,6 %
Marge brute	**215,5**	**200,5**	**417,4**	**7,5 %**
Frais de commercialisation et de distribution	(124,0)	(114,7)	(236,4)	8,2 %
Frais de production et frais généraux	(43,9)	(42,9)	(85,7)	2,3 %
Résultat opérationnel	**47,6**	**43,0**	**95,3**	**10,7 %**

VINS ET SPIRITUEUX ÉTRANGER

Volumes commercialisés	30/06/01	30/06/00	31/12/00
(en millions de litres)	**132**	**126**	**288**

(En millions d'euros)	30/06/01	30/06/00	31/12/00	Variation 30/06/01 vs 30/06/00	Hors effet devise
Chiffre d'affaires HDT	**580,7**	**515,1**	**1 249,8**	**12,7 %**	**13,2 %**
Achats consommés	(186,6)	(175,3)	(426,5)	6,4 %	
Marge brute	**394,1**	**339,8**	**823,3**	**16,0 %**	
Frais de commercialisation et de distribution	(200,4)	(172,8)	(399,7)	16,0 %	
Frais de production et frais généraux	(115,0)	(101,3)	(217,1)	13,5 %	
Résultat opérationnel	**78,7**	**65,7**	**206,5**	**19,7 %**	**21,6 %**

Note : L'effet devise correspond à l'impact des variations de devise sur la conversion des comptes des filiales étrangères.

PRÉPARATIONS ET BOISSONS AUX FRUITS

(En millions d'euros)	30/06/01	30/06/00	31/12/00	Variation 30/06/01 vs 30/06/00	Hors effet devise
Chiffre d'affaires HDT	**670,8**	**699,8**	**1 360,0**	**– 4,2 %**	**– 7,3 %**
Achats consommés	(327,6)	(350,7)	(670,5)	– 6,6 %	
Marge brute	**343,2**	**349,1**	**689,5**	**– 1,7 %**	
Frais de commercialisation et de distribution	(139,4)	(139,7)	(272,7)	– 0,3 %	
Frais de production et frais généraux	(166,6)	(172,1)	(342,3)	– 3,2 %	
Résultat opérationnel	**37,2**	**37,3**	**74,5**	**– 0,3 %**	**– 1,2 %**

Note : L'effet devise correspond à l'impact des variations de devise sur la conversion des comptes des filiales étrangères.

DISTRIBUTION

(En millions d'euros)	30/06/01	30/06/00	31/12/00	Variation 30/06/01 vs 30/06/00	Hors effet devise
Chiffre d'affaires HDT	**675,0**	**582,2**	**1 262,5**	**16,0 %**	**17,3 %**
Achats consommés	(597,0)	(508,1)	(1 104,0)	17,5 %	
Marge brute	**78,0**	**74,0**	**158,5**	**5,4 %**	
Frais de commercialisation et de distribution	(46,2)	(42,0)	(88,2)	9,9 %	
Frais de production et frais généraux	(13,9)	(12,7)	(25,6)	9,3 %	
Résultat opérationnel	**18,0**	**19,3**	**44,7**	**–6,9 %**	**–5,5 %**

Note : l'effet devise correspond à l'impact des variations de devises sur la conversion des comptes des filiales étrangères.

ACTIF IMMOBILISÉ PAR SECTEUR D'ACTIVITÉ

(En millions d'euros)	30/06/01
Vins et Spiritueux	1 347,4
Sans Alcool	465,7
Distribution	186,4
Total Actif Immobilisé	**1 999,5**

NOTE 17 – LISTE DES PRINCIPALES SOCIÉTÉS CONSOLIDÉES

Sociétés	Siège	% d'intérêt 30/06/01	% d'intérêt 31/12/00	Méthode de consolidation	Numéro Siren
Pernod Ricard S.A.	142, boulevard Haussmann, 75379 Paris Cedex 08	Société mère	Société mère		582 041 943
PR Finance	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	349 785 238
Ricard	4 et 6, rue Berthelot, 13014 Marseille	100	100	I.G.	303 656 375
– Renault Bisquit	Domaine de Lignères, 16170 Rouillac	100	100	I.G.	905 420 170
– Galibert & Varon	Lignères, 16170 Rouillac	99.98	99.98	I.G.	457 208 437
Pernod	120, avenue du Maréchal Foch, 94015 Créteil	100	100	I.G.	302 208 301
– Cusenier	142, boulevard Haussmann, 75008 Paris	100	100	I.G.	308 198 670
– Crus et Domaines de France	23, parvis des Chartrons, 33074 Bordeaux	100	100	I.G.	384 093 290
Pernod Ricard Europe Wines & Spirits	2 rue de Solférino, 75340 Paris Cedex 07	100	100	I.G.	302 453 592
– Alvita (République Tchèque)	Kancelar Praha, AMERICKA 11, 120 00 Praha 2	100	100	I.G.	
– PR Larios (Espagne)	Calle César Vallejo, 24 (Poligono Industrial Guadalhorce), 29004 Malaga	100	100	I.G.	
– Perisem (Suisse)	44, route de St-Julien, 1227 Carouge, Genève	100	100	I.G.	
– Ramazzotti (Italie)	Corso Buenos Aires, 54, 20124 Milano	100	100	I.G.	
– Somagnum (Portugal)	Avenida de Foste 4, 2795 Carnaxide	95.5	95.5	I.G.	
– PR Deutschland (Allemagne)	Schloss Strasse 18-20, 56068 Koblenz	100	100	I.G.	
– PR Austria (Autriche)	Bruennerstrasse 73, 1210 Wien	100	100	I.G.	
– PR Nederland (Pays-Bas)	De Kroonstraat 1, 5048 AP Tilburg	100	100	I.G.	
– Epom (Grèce)	L, Anthousas av., 15344 Pallini, ATTIKI	95	95	I.G.	
– PR Belux (Belgique)	104/106 rue Emile Delvastraat, 1020 Bruxelles	100	100	I.G.	
– PR Rouss (CEI)	Setchenovski Per 7-1, 119034 Moscou	100	100	I.G.	
– PR Sweden AS (Suède)	Box 6703, Ynglingagatan 18, Box 2752, 11385 Stockholm	100	100	I.G.	
– Brand Partners A/S (Norvège)	PO Box 2752, Meltzersgt 4, 0204 Oslo	50	50	I.G.	
– World Brands Denmark A/S (Danemark)	Homemansgate 36 A, PO Box 861, 2100 Copenhagen 0	100	100	I.G.	
– World Brands Finland O/Y (Finlande)	Salomonkatu 17 A 3 rd Floor, 00100 Helsinki	100	100	I.G.	
PR Asia	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	410 241 814
– Pernod Ricard Japan K.K. (Japon)	5F Sumitomo Fudosan Idabashi Bldg, 2-3-21Koraku, Bunkyo-ku, Tokyo 112-0004 Japan	100	100	I.G.	
– Casella Far East Ltd. (Hong Kong)	1007-8 New Kowloon Plaza – 38 Tai Kok Tsui Road, Kowloon, Hong Kong	100	100	I.G.	
– Beijing Pernod Ricard Winery (Chine)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	65	65	M.E.E.	
– Dragon Seal (Chine)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	53	53	M.E.E.	
– Casella Taïwan (République de Chine)	10F -2 No 191, Fu Hsin North Road, Taipei, Taiwan ROC	100	100	I.G.	
– Perithaï (Thaïlande)	2533 Sukhumvit Rd, Bangchack Praekhanong, Bangkok 10250	100	100	I.G.	
– PRK Distribution Ltd (Corée)	18 F Samjung Building, 701-2 Yeoksam-dong, Kangnam-ku, Seoul, Korea 135-080	100	100	I.G.	
– Perising Pte Ltd (Singapour)	60B, Martin Road, # 05-07/08 Trade Mart, Singapour	100	100	I.G.	

Sociétés	Siège	% d'intérêt 30/06/01	% d'intérêt 31/12/00	Méthode de consolidation	Numéro Siren
PR Americas	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	410 239 792
– PR Argentina (Argentine)	Lima 229 – 4e – 1073 Buenos Aires	100	100	I.G.	
– PR Brasil (Brésil)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	I.G.	
– Pramsur (Uruguay)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	I.G.	
– PRC Diffusion (Caraïbes)	Z.I. Californie, Immeuble Synergie, Centre d'affaires, 97232 Le Lamentin	100	100	I.G.	390 984 912
– PR Canada (Canada)	2155 Onesime Gagnon, Lachine, Québec H8T3M7	100	100	I.G.	
– PR Colombia (Colombie)	Avenida 13, 100-34 Of 503, 1012 Santa Fe de Bogota	100	100	I.G.	
– El Muco Bebidas (Venezuela)	Apartado postal 62249, Avenida Principal los Cortijos de Lourdes, Caracas, Venezuela	100	100	I.G.	
– PR Mexico (Mexique)	Homero 440, despacho 401, Col. Polanco, C.P. 11560 Mexico DF	100	100	I.G.	
– PR Chile (Chili)	Las Urbinas 81, Oficina 1 A, Providencia, Santiago, Chile	100	100	I.G.	
– Austin Nichols (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
– Boulevard Distillers (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
– Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
World Brands Duty Free (Grande-Bretagne)	924, Great West Road, Brentford, Middlesex TW8-9DY	100	100	I.G.	
Compagnie Financière CSR	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	552 024 275
Pampryl	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	035 680 016
CSR SA	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	321 875 007
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	94.8	94.8	I.G.	
Campbell Distillers (Grande-Bretagne)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
– White Heather Distillers (G.B.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
– Aberlour Glenlivet Distillery (G.B.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
– Caxton Tower (G.B.)	4 Harlequin Ave., Brentford, Middlesex TW8 9EW	100	100	I.G.	
Santa Lina	2, rue de Solférino, 75007 Paris	100	100	I.G.	045 920 105
SIAS-MPA	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	436 380 521
– SIAS-France	17, avenue du 8-mai-1945, 77295 Mitry-Mory	100	100	I.G.	341 826 006
– Ramsey Laboratories (USA)	6850 Southpointe Parteway, Brecksville, Ohio 44141	100	100	I.G.	
– Flavors From Florida (USA)	203 Bartow Municipal Airport, Bartow, Florida 33830-9599	100	100	I.G.	
– DSF Gmbh (Allemagne)	Lilienthalstrasse 1, D.78467 Konstanz	60	60	I.G.	
– SIAS Port (Mexique)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	I.G.	
– SIAS Mex (Mexique)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	I.G.	
– SIAS Australia (Australie)	CNR George Downs Drive & Wisemans Ferry Road, Central Mangrove, NSW 2250	100	100	I.G.	
– SIAS Korea (Corée)	77-1 Kanak-Dong, Songpa-Ku, Séoul	95.6	95.6	I.G.	

Sociétés	Siège	% d'intérêt 30/06/01	% d'intérêt 31/12/00	Méthode de consolidation	Numéro Siren
– SIAS Foods UK Ltd (Grande-Bretagne)	Oakley Hay Lodge, Great Fold Road, Corby NN 18 AS	100	100	I.G.	
– SIAS (Dachang) Foods Ingredient co.Ltd	1707 Room, AMEC Plaza, No.2 Dong San Huan Nan Road, Chao Yang District, P.C 100022, Beijing, Rep.Pop de chine	70	70	I.G.	
– YB SIAS GmbH (Autriche)	A-3363 Kröllendorf	50	50	I.G.	
– SIAS Polska (Pologne)	UL. Lawska 2, 07-410 Ostroeka	93.1	93.1	I.G.	
– SIAS Regional (Argentine)	Lima 229, 3° Piso, (CP 1073) Capital Federal, Buenos Aires	67	67	I.G.	
– SIAS Bohemia (République Tchèque)	Pohorska 290, Kaplice, République Tchèque	100	100	I.G.	
– South Pacific Foods (Fidji)	POB 80, Nayama Road, Sigatoka, Fidji Islands	100	100	I.G.	
– SIAS Flavo Food (Afrique du Sud)	10 Brigid Road, Diep River, 7945 Cape Town	75	75	I.G.	
– Italcanditi (Italie)	Via Cavour, 10, 24066 Pedrengo (BG)	*	54.3	I.G.	
– San Giorgio Flavors (Italie)	Via Fossata 114, 10147 Torino	*	100	I.G.	
Compagnie Financière des Produits Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	56 801 254
– Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	56 807 0764
– Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	100	100	I.G.	382 255 016
– Orangina France	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	95.4	95.4	I.G.	056 807 076
– L'Igloo	7, Première Avenue, 13127 Vitrolles	50	50	M.E.E.	085 720 217
– The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	404 907 941
Comrie Plc (Irlande)	61 Fitzwilliam Square, Dublin 2 (siège statutaire)	100	100	I.G.	
Irish Distillers Group Ltd (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
– Irish Distillers Limited (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
– Old Bushmills Distillery Co Ltd (Irlande du Nord)	Distillery Road, Bushmills, Co Antrim BT57 BXH	100	100	I.G.	
– Fitzgerald & Co. Ltd (Irlande)	11-12 Bow Street, Dublin 7	100	100	I.G.	
– Dillon Bass Limited (Irlande du Nord)	Distillery Road, Bushmills, Co Antrim BT57 BXH	63	63	I.G.	
– Watercourse Distillery Ltd (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
– BWG Limited (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
– BWG Foods Limited (Irlande)	Greenhills Road, Walkinstown, Dublin 12	100	100	I.G.	
– BWG (NI) Limited (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
– J&J Haslett Ltd (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
– Lurgan Cash & Carry Ltd (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
– W.G. Windrum Son & Co Ltd (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
– Appleby Westward Group Plc (G.B.)	Bridge House, 48-52 Balddwin Street, Bristol	100	100	I.G.	
– Bellevue Cash & Carry Ltd (G.B.)	30 Mc Donald Place, Edinburgh EH7 4NH, Scotland	100	100	I.G.	
– Goodwins of Hanley Ltd (G.B.)	Speedwell Road, Parkhouse East, Newcastle-under-Lyme, Staffordshire ST5 7RG	100	100	I.G.	
– T&A Symonds Ltd (G.B.)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	I.G.	
– E.V Saxton & Sons Ltd (G.B)	Victor House, Bay Manor Lane, West Thurrock, Essex RM20 3LL	100	100	I.G.	

Sociétés	Siège	% d'intérêt 30/06/01	% d'intérêt 31/12/00	Méthode de consolidation	Numéro Siren
– A.R. Daunt & Co. Limited (G.B.)	Ardon House, Churchill Park, Colwick, Nottingham NG4 2HF	100	100	I.G.	
– Bargain Booze Ltd	Millauck Way, Sandbach, Chehire CW11 3YA	100	100	I.G.	
– Pernod Ricard South Africa Ldt (Afrique du Sud)	19 Herold Street, Stellenbosch 7600	100	100	I.G.	
Pernod Ricard Australia (Australie)	33 Exeter Terrace, Devon Park SA 5008, Australia	100	100	I.G.	
– Orlando Wyndham Group Pty Limited	33 Exeter Terrace, Devon Park SA 5008, Australia	97.9	97.9	I.G.	
– Two Dogs	9b Glen Osmond Road, Eastwood, Australia	100	100	I.G.	
– Simeon Wines	170 Greenhill Road Parkside SA 5063, Australia	**	13,35	I.G.	
– Orlando Wyndham New Zealand Limited	11 Anzac Street, Takapuna, Auckland, New Zealand	100	100	I.G.	
– Yerevan Brandy Company	2, Admiral Isakov Avenue, Yerevan 375082, Republic of Armenia	100	100	I.G.	
– Agros	UL. Chalubinskiego 8 00-613 Warszawa, Poland	77.35	37	I.G.	
– United Agencies Limited	75 – 76 Adchini 2F Sri Aurobindo Marg. New Delhi, India	100	100	I.G.	

I.G. : Intégration globale
M.E.E. : Mise en équivalence

*Sociétés cédées au 1er semestre 2001

**La société Simeon Wines n'est plus consolidée à compter du 01/01/01.

5.3 COMPTES PRO FORMA PERNOD RICARD APRÈS DÉCONSOLIDATION DES FILIALES ORANGINA PAMPRYL ET YOO-HOO

La cession par le Groupe PERNOD RICARD des filiales Orangina Pampryl et Yoo-Hoo est développée au § 7.1.2.1. de la présente note d'opération.

Comptes de Résultat consolidé pro forma au 30 juin 2001 après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo (en Millions d'euros)

	30/06/01	30/06/00	31/12/00	30/06/01 vs 30/06/00	
Chiffres d'affaires hors droits et taxes (H.D.T)	1 976,2	1 816,5	3 966,6	159,7	8,8 %
Achats consommés	– 1 098,0	– 1 008,9	– 2 180,1	– 89,0	8,8 %
Marge brute	**878,2**	**807,6**	**1 786,5**	**70,6**	**8,7 %**
Frais de commercialisation et de distribution	– 421,5	– 379,9	– 821,6	– 41,5	10,9 %
Frais de production et frais généraux	– 290,1	– 281,3	– 579,0	– 8,8	3,1 %
Résultat opérationnel	**166,7**	**146,3**	**386,0**	**20,3**	**13,9 %**
Résultat financier	– 1,2	– 10,2	– 44,1	9,0	– 88,6 %
dont dividendes reçus des fililales cédées et non consolidées dans les comptes Pro Forma(1)	*11,3*	*7,9*	*7,9*	*3,4*	*42,8 %*
Résultat courant	**165,5**	**136,1**	**341,8**	**29,4**	**21,6 %**
Résultat exceptionnel	– 9,2	– 15,5	– 27,2	6,3	– 40,5 %
Impôts sur les sociétes	– 37,8	– 37,6	– 99,2	– 0,2	0,6 %
Résultat des sociétés mises en équivalence	– 0,2	2,9	2,1	– 3,1	– 106,4 %
Résultat net avant amortissement des survaleurs	**118,3**	**86,0**	**217,6**	**32,4**	**37,7 %**
Amortissement des survaleurs	– 10,1	– 9,7	– 18,9	– 0,5	4,8 %
Résultat net	**108,2**	**76,3**	**198,7**	**31,9**	**41,8 %**
Droit des tiers dans le résultat	2,1	0,7	4,9	1,4	196,9 %
Droit du Groupe dans le résultat	**106,1**	**75,6**	**193,8**	**30,5**	**40,4 %**

(1)					
dont dividendes versés par CECO à CFPO	*11,3*	*6,5*	*6,5*	*4,8*	*74,0 %*
dont dividendes versés par Orangina France à CFPO	*0,0*	*1,4*	*1,4*	*– 1,4*	*– 100,0 %*
dont dividendes versés par Yoo Hoo à Anco	*0,0*	*0,0*	*0,0*	*0,0*	*na*
	11,3	*7,9*	*7,9*	*3,4*	*42,8%*

Bilans consolidés pro forma au 30 juin 2001
après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo
(en Millions d'euros)

	30/06/01			31/12/00	31/12/99
ACTIF :	Brut	Amort	Net	Net	Net
Actif immobilisé					
Immobilisations Incorporelles	676,3	73,3	603,0	565,1	504,9
Immobilisations Corporelles	1 510,4	777,8	732,6	746,9	626,7
Survaleurs	477,3	160,0	317,3	337,5	327,3
Immobilisations financières(1)	377,0	12,3	364,6	358,0	446,8
Total de l'actif immobilisé	**3 041,0**	**1 023,5**	**2 017,5**	**2 007,6**	**1 905,6**
Actif Circulant					
Stocks	1 138,8	21,7	1 117,1	1 033,6	957,0
Créances d'exploitation	1 097,8	70,2	1 027,6	1 157,6	1 035,0
dont comptes courants avec les filiales cédées	*29,0*		*29,0*	*19,0*	
Valeur mobilières de placement	121,1	4,0	117,2	128,8	150,1
Disponibiltés	274,3	0,0	274,3	321,9	275,5
Total de l'actif circulant	**2 632,0**	**95,8**	**2 536,2**	**2 641,9**	**2 417,6**
Comptes de régularisation Actif	**134,9**	**1,7**	**133,2**	**55,9**	**40,5**
Ecart de conversion actif	**2,5**	**0,0**	**2,5**	**1,6**	**0,5**
Total Actif	**5 810,3**	**1 121,0**	**4 689,4**	**4 707,0**	**4 364,2**

(1)
dont les titres cédés non consolidés dans les Pro Formas (ces titres sont présentés en valeur historique)

	30/06/01	31/12/00	31/12/99
Titres Orangina Pampryl détenus par CFPO	*33,9*	33,9	33,9
Titres Orangina Pampryl détenus par PRSM	*17,7*	17,7	
Titres Orangina Pampryl détenus par Pampryl SA	*11,8*	11,8	
Titres CECO détenus par CFPO	*9,3*	9,3	9,3
Titres Ulti détenus par Pampryl SA	*1,6*	1,6	1,6
Titres Yoo Hoo détenus par Anco (soit 93,3 MUSD)	*110,0*	100,2	92,8
	184,3	***174,5***	***137,6***

Bilans consolidés pro forma au 30 juin 2001
après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo
(en Millions d'euros)

PASSIF :	30/06/01	31/12/00	31/12/99
Capitaux propres Groupe	**2 212,1**	**2 051,9**	**2 036,7**
dont résultat Net part du Groupe	106,1	193,8	192,3
Intérêts minoritaires	**63,8**	**78,2**	**56,6**
dont résultat Tiers	2,1	4,9	7,0
Provisions pour Risques & Charges	**131,7**	**130,2**	**80,9**
Impôt différé passif	**0,5**	**12,8**	**13,6**
Dettes			
Dettes financières	1 193,9	1 325,9	1 181,7
Emballages Consignés	5,9	5,4	4,1
Dettes d'exploitation	963,1	1 001,6	882,9
Dettes diverses	116,0	100,7	103,9
Dont financement de l'activité cédée	*15,0*	*11,9*	*2,9*
dont comptes courants avec les filiales cédées			*9,0*
Total des dettes	**2 278,9**	**2 433,5**	**2 172,6**
Comptes de régularisation Passif	**2,3**	**0,4**	**3,9**
Total Passif	**4 689,3**	**4 707,0**	**4 364,2**

Tableau de financement consolidé pro forma au 30 juin 2001 après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo (en Millions d'euros)

	30/06/01	31/12/00
Résultat net consolidé part du Groupe	106,1	193,8
Résultat net consolidé part des minoritaires	2,1	5,0
Résultat des sociétés mises en équivalence (net des dividendes reçus)	0,2	0,2
Dotation aux amortissements sur immobilisations	53,1	94,6
Dotation aux amortissements des survaleurs	11,6	21,0
Variation des provisions et de l'impôt différé(3)	(6,2)	23,4
Plus-value sur cession d'immobilisations et autres éléments	(7,9)	(24,8)
Capacité d'autofinancement	**158,9**	**313,1**
Diminution (augmentation) du besoin en fonds de roulement(2)	(8,8)	(41,2)
Variation de la trésorerie issue des opérations d'exploitation	**150,2**	**271,9**
Acquisitions d'immobilisations non financières (nettes des cessions)	(34,0)	(132,6)
Acquisitions d'immobilisations financières (nettes des cessions)	81,3	(101,9)
Incidence des variations du périmètre de consolidation(4)	2,2	(57,3)
Variation des créances et des dettes sur immobilisations	(8,9)	12,4
Variation de la trésorerie issue des opérations d'investissement	**40,7**	**(279,5)**
Augmentation de capital	0	–
Dividendes versés	(107,5)	(107,9)
Variation de la trésorerie issue des opérations de financement	**(107,5)**	**(107,9)**
Incidence des écarts de conversion	(10,5)	(3,5)
Variation de l'endettement net	**72,8**	**(119,0)**
Endettement net à l'ouverture de l'exercice	(875,2)	(756,3)
Endettement net à la clôture de l'exercice(1)	(802,4)	(875,2)

Notice sur la présentation du tableau de financement :

(1) La variation de l'endettement net se compose de la variation des emprunts, des dettes financières et de la trésorerie. L'endettement net se décompose comme suit :

En millions d'euros	01/07/01	**01/01/01**
Emprunts et dettes financières	(1 193,9)	(1 325,9)
Valeurs mobilières de placement	117,2	128,8
Disponibilités	274,3	321,9
Endettement net d'ouverture	**(802,4)**	**(875,2)**

(2) La variation du BFR (calculée nette des provisions pour actifs circulants) se décompose comme suit :

En millions d'euros	30/06/01	**31/12/00**
Stocks nets	(51,0)	10,0
Créances d'exploitation nettes	120,8	(79,8)
Dettes d'exploitation	(31,6)	63,3
Comptes courants	(13,3)	(11,0)
Autres	(33,6)	(23,7)
Total	**(8,8)**	**(41,2)**

(3) L'incidence des variations du périmètre de consolidation correspond à la cession des sociétés Italcanditi et San Giorgio Flavors ainsi qu'à l'acquisition de titres de la société Agros.

Variation des capitaux propres consolidés pro forma au 30 juin 2001 après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo (en Millions d'euros)

Capitaux Propres au 31 décembre 1999	**2 036,7**
Dividendes distribués	(86,0)
Titres autodétenus	(95,2)
Précompte	(12,8)
Variation de l'écart de conversion	2,1
Changement de méthode comptable	2,0
Effet devises	10,9
Autres mouvements	0,5
Résultat de la période	193,8
Capitaux Propres au 31 décembre 2000	**2 051,9**
Dividendes distribués	(84,6)
Titres autodétenus	100,1
Effet devises*	58,2
Précompte	(19,3)
Résultat de la période	106,1
Autres mouvements	(3,4)
Variation des écarts de conversion	(0,7)
Intégration fiscale	3,9
Capitaux Propres au 30 juin 2001	**2 212,2**

* L'effet devise s'explique essentiellement par la hausse du dollar sur le premier semestre 2001 et dans une moindre mesure par la hausse du zloty polonais, de livre anglaise et du dollar australien.

Notes annexes aux comptes pro forma semestriels

NOTE 1 – PRINCIPES ET MÉTHODES COMPTABLES

Les principes et méthodes comptables appliqués pour l'arrêté du 30 juin 2001 sont identiques à ceux appliqués pour l'établissement des comptes consolidés au 31 décembre 2000.

Suite à la cession d'Orangina Pampryl et de Yoo-Hoo, la volonté de PERNOD RICARD est de présenter des comptes comparables à ce qu'aurait été la situation de PERNOD RICARD en cas de non consolidation des filiales Orangina Pampryl et Yoo-Hoo. Les comptes pro forma ne sont cependant pas nécessairement représentatifs de la situation financière ou des performances qui auraient été constatés si l'opération ou l'événement était survenu à une date antérieure à celle de sa survenance réelle ou envisagée.

Conventions retenues pour l'établissement des comptes pro forma :

Les comptes pro forma visent à traduire l'incidence sur les comptes consolidés de PERNOD RICARD de la cession d'Orangina Pampryl -Yoo-Hoo.

Les comptes pro forma ont été préparés selon les conventions suivantes :

- comptes consolidés du groupe Pernod Ricard arrêtés au 31 décembre 2000 et au 30 juin 2001.
- retraitement de l'activité cédée (déconsolidation des filiales et des activités cédées).

Les titres des filiales cédées apparaissent au bilan des comptes pro forma, ainsi que les comptes courants des sociétés consolidées avec les filiales cédées et le besoin de financement de l'activité cédée Pampryl.

NOTE 2 – PÉRIMÈTRE DE CONSOLIDATION

Le périmètre retenu pour l'établissement des comptes pro forma pour les exercices clos pour les 31 décembre 1999 et 2000 et pour les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001consolidés au 30 juin 2001, est identique à celui des comptes consolidés détaillés au § 5.2, à l'exception des sociétés Orangina Pampryl et Yoo-Hoo sorties du périmètre (le détail exact des sociétés sorties du périmètre est mentionné à la note 16 ci-après).

NOTE 3 – RÉSULTAT FINANCIER

(En millions d'euros)	30/06/01	30/06/00	31/12/00
Frais financiers nets	– 29,5	– 31,6	– 69,5
Produits de participation	26,1	19,8	23,3
Gains de change et autres	2,1	1,6	2,1
TOTAL	**– 1,3**	**– 10,2**	**– 44,1**

NOTE 4 – CHARGES ET PRODUITS EXCEPTIONNELS NETS

(En millions d'euros)	30/06/01	30/06/00	30/06/99
Plus-values nettes sur cessions d'actifs et de titres	26,8	1,2	1,3
Charges de restructuration	– 31,7	– 10,6	– 7,8
Autres	– 4,3	– 6,0	– 2,6
TOTAL	**– 9,2**	**– 15,5**	**– 9,1**

Au 30 juin 2001, le résultat exceptionnel provient principalement :

- De la plus-value nette sur la cession de San Giorgio Flavors (23,0 MEUR) ;
- Des frais de restructuration chez Pernod (11,1 MEUR) et Ricard (13,2 MEUR).

NOTE 5 – IMMOBILISATIONS INCORPORELLES ET SURVALEURS

Les immobilisations incorporelles qui figurent à l'actif du Bilan au 30 juin 2001 sont principalement constituées de marques.

La valeur des marques acquises est déterminée en fonction du secteur d'activité de la Société et de l'importance de leur diffusion internationale.

La valeur d'inventaire est estimée à partir des profits futurs que peut générer la marque concernée.

La variation des postes immobilisations incorporelles et survaleur entre le 31 décembre 2000 et le 30 juin 2001 résulte essentiellement des opérations de croissance externe, en particulier celles réalisées par la société Agros (Pologne).

Le Groupe PERNOD RICARD n'est dépendant d'aucun brevet ou licence spécifique.

NOTE 6 – AMORTISSEMENT DES SURVALEURS

(En millions d'euros)	30/06/01	30/06/00	31/12/00
Amortissement de survaleurs	(10,1)	(9,7)	(18,9)

NOTE 7 – IMMOBILISATIONS CORPORELLES

	30/06/01			31/12/00	31/12/99
(En millions d'euros)	Valeur brute	Amortissement et provisions	Valeur nette	Valeur nette	Valeur nette
Terrains	60,1	2,8	57,3	56,9	53,5
Constructions	432,1	183,2	249,0	261,1	225,4
Installations techniques, matériel et outillage	772,1	472,3	299,8	298,3	249,8
Autres immobilisations corporelles	195,5	119,2	76,3	75,6	67,8
Immobilisations corporelles en cours	49,9	0,3	49,6	54,8	29,4
Avances et acomptes	0,7	0,0	0,7	0,2	0,8
TOTAL	**1 510,4**	**777,8**	**732,6**	**746,9**	**626,7**

Les investissements annuels au premier semestre 2001 atteignent environ 34,0 millions d'euros nets des cessions.

NOTE 8 – IMMOBILISATIONS FINANCIÈRES

(En millions d'euros)	30/06/01 Valeur Nette	31/12/00 Valeur nette	31/12/99 Valeur nette
Titres consolidés	184,3	174,6	137,6
Titres mis en équivalence	5,0	19,2	42,1
Autres titres immobilisés	144,8	131,1	213,2
Créances sur participations	15,7	19,0	38,5
Autres	14,9	14,2	15,4
TOTAL	**364,6**	**358,0**	**446,8**

La diminution du poste Titres mis en équivalence est liée à l'arrêt de la mise en équivalence de la participation dans la société Simeon Wines (Australie).

Les autres titres de participation comprennent principalement les titres Société Générale (87,5 MEUR, pour 1,1 % du capital), SIFA (6,2 MEUR pour 44,85 % du capital) et Simeon Wines (14,1 MEUR, pour 13,35 % du capital).

Ces titres sont valorisés à leur coût historique. Au 30 juin 2001, la valeur de réalisation de ces titres est supérieure à leur valeur nette comptable.

NOTE 9 – STOCKS ET EN-COURS

La répartition des stocks et en-cours en valeur nette est la suivante :

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Matières premières	146,8	148,5	124,9
En-cours de biens	654,8	598,9	544,3
Stocks de marchandises	177,5	174,3	179,3
Produits finis	138,0	111,8	108,5
TOTAL	**1 117,1**	**1 033,6**	**957,0**

PERNOD RICARD ne connaît pas de dépendance significative vis à vis de ses fournisseurs.

NOTE 10 – PROVISIONS POUR RISQUES ET CHARGES

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Provisions pour indemnités de départ à la retraite	33,1	31,6	28,2
Provisions pour risques	98,6	98,7	52,8
TOTAL	**131,7**	**130,3**	**81,0**

Les provisions pour risques correspondent à des provisions pour risques fiscaux et sociaux à hauteur de 14,6 MEUR, des provisions pour litiges avec tiers à hauteur de 10,0 MEUR, des provisions pour restructuration à hauteur de 49,1 MEUR (essentiellement chez Pernod et Ricard), le solde étant principalement constitué de provisions pour risques divers.

Il n'existe pas à notre connaissance de fait ou de litige qui pourrait affecter de façon significative les résultats, la situation financière ou le patrimoine du Groupe PERNOD RICARD.

NOTE 11 – IMPÔT SUR LES BÉNÉFICES

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Impôt exigible	– 50,1	– 92,4	– 80,5
Impôt différé	12,3	– 6,7	– 5,6
TOTAL	**– 37,8**	**– 99,2**	**– 86,0**

Les impôts différés sont calculés selon la méthode du report variable. Au bilan, ils se décomposent de la manière suivante :

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Impôt différé actif	– 67,4	– 56,3	– 51,3
Impôt différé passif	67,9	69,1	64,8
Impôt différé passif net au bilan	**0,5**	**12,8**	**13,6**

NOTE 12 – DETTES FINANCIÈRES

La répartition des dettes financières par date d'exigibilité est la suivante :

(En millions d'euros)	30/06/01	31/12/00	31/12/99
Court terme (moins de 1 an)	1 051,8	1 064,7	1 067,3
Dont concours bancaires	*909,5*	*991,2*	*885,2*
Moyen terme (de 1 à 5 ans)	61,5	154,0	105,7
Long terme (plus de 5 ans)	80,0	107,2	8,7
TOTAL	**1 193,3**	**1 325,9**	**1 181,7**

Le 20 Mars 1992, PERNOD RICARD a procédé à l'émission, hors de France, d'un emprunt obligataire sous forme de Titres Subordonnés à Durée Indéterminée pour un montant nominal de 61,0 millions d'euros.

Les TSDI sont qualifiés de "reconditionnés", par suite de la conclusion avec une société tierce d'une convention concomitante à l'émission.

La dette nette au 30 juin 2001 (soit 25,5 millions d'euros) a été incluse dans le poste "dettes financières". Ce montant correspond au nominal de l'émission duquel a été déduite une indemnité initialement versée et capitalisée depuis l'émission.

Les emprunts n'ont donné lieu à constitution d'aucune sûreté ou hypothèque autre que les garanties données par PERNOD RICARD S.A. et détaillées dans la note 13.

NOTE 13 – ENGAGEMENTS FINANCIERS

(En millions d'euros)	30/06/01	31/12/00	31/12/99
ENGAGEMENTS DONNÉS			
Crédit-bail	46,6	25,2	18,2
Cautions et garanties	264,3	284,5	176,0
Engagements d'achat aux fournisseurs et autres	8,0	21,3	22,9

La caution donnée à la Société Générale par PERNOD RICARD S.A. afin de contre-garantir les obligations (loan notes) émises pour financer en partie l'acquisition du Groupe IRISH DISTILLERS et garanties en principal par la Société Générale, a été réduite à 0,1 MEUR au 31 décembre 2000. Le montant de la garantie est inchangé au 30 juin 2001.

En 1994, PERNOD RICARD S.A. s'est porté garant à hauteur de 40 millions de livres sterling des sommes pouvant être dues par les sociétés BWG Foods et BWG NI au titre d'un emprunt et de contrats de swap souscrits par ces sociétés. Au 30 juin 2001, le solde restant dû et pour lequel PERNOD RICARD S.A. s'est porté garant s'élève à 24,3 millions de livres sterling.

En 1998, PERNOD RICARD S.A. s'est porté garant au titre d'emprunts contractés par ses filiales, notamment Santa Lina et PR Finance S.A. Au 30 juin 2001, le montant garanti pour Santa Lina s'élève à 45,7 MEUR et à 30,1 MEUR pour PR Finance S.A.

En 2000, PERNOD RICARD s'est porté garant de sa filiale BWG au titre d'emprunts bancaires dont le solde restant dû s'élève à 57,0 millions de livres sterling.

NOTE 14 – CONTRATS DE GARANTIE DE TAUX ET DE CHANGE

Le Groupe PERNOD RICARD dispose d'un portefeuille de contrats de garantie de taux qui représente au 30 juin 2001 un montant total de 345 MEUR se décomposant comme suit :

Société	Contrat	Echéance	Assiette	Garanties
PR Finance	Swap taux fixe	Janvier 2003	45 MEUR	5 %
PR Finance	Swap taux fixe	Mai 2005	50 MEUR	5,35 %
PR Finance	Swap taux fixe	Août 2005	100 MEUR	5,43 %
PR Finance	Cap et Floor	Mai 2005	150 MEUR	4,7 %*

* La combinaison de l'achat d'un Cap et la vente d'un Floor garanti à PR Finance un taux d'emprunt maximum de 4,7 % tant que l'Euribor 3 mois est inférieur à 7 %.

La partie à taux variable des dettes financières du Groupe PERNOD RICARD, après couverture, représente approximativement 54 % du total.

Les engagements contractés par le Groupe PERNOD RICARD sur des contrats de change ne sont pas significatifs au 30 juin 2001.

NOTE 15 – EFFECTIFS MOYENS ET FRAIS DE PERSONNEL

Les effectifs moyens au 30 juin 2001 s'élèvent à 17 700 personnes contre 19 480 personnes au 31 décembre 2000. La diminution des effectifs est essentiellement liée aux opérations de cession. Ces effectifs sont calculés en moyenne annuelle et tiennent compte de personnels intérimaires.

NOTE 16 – LISTE DES PRINCIPALES SOCIÉTÉS CONSOLIDÉES

Cette note est identique à la note des comptes consolidés détaillée au § 5.2. Les variations interviennent sur les lignes suivantes :

Sociétés	Siège	% d'intérêt 30/06/01	% d'intérêt 31/12/00	Méthode de consolidation	Numéro Siren
– Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	0	0	NC	
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	0	0	NC	
– Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	56 807 0764
– Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	0	0	NC	382 255 016
– L'Igloo	7, Première Avenue, 13127 Vitrolles	0	0	NC	085 720 217
– The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	404 907 941

I.G. : Intégration globale
M.E.E. : Mise en équivalence
N.C. : non consolidé

CHAPITRE VI

ORGANES D'ADMINISTRATION, DE DIRECTION ET DE SURVEILLANCE DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts, sous réserve des informations suivantes :

AUTORISATION D'ATTRIBUTION D'OPTIONS DE SOUSCRIPTION OU D'ACHAT D'ACTIONS

L'assemblée générale mixte des actionnaires du 3 mai 2001 a autorisé le Conseil d'administration à consentir, en une ou plusieurs fois, au profit des cadres à haut niveau de responsabilité et des mandataires sociaux salariés de la Société ou des sociétés qui lui sont liées directement ou indirectement dans les conditions de l'article L.225-180 du Code de Commerce, des options donnant droit à la souscription d'actions nouvelles ou à l'achat d'actions existantes de la Société provenant de rachats effectués préalablement par la Société, dans les limites prévues par la loi.

La durée de validité de cette délégation a été fixée à cinq ans.

Le 18 décembre 2001, le conseil d'administration de PERNOD RICARD a mis en place un programme d'option de souscription d'actions détaillé au 3.1.4. de la présente note.

CHAPITRE VII

RENSEIGNEMENTS CONCERNANT L'ÉVOLUTION RÉCENTE ET LES PERSPECTIVES D'AVENIR DE PERNOD RICARD

Les évolutions récentes et les perspectives d'avenir concernant du Groupe PERNOD RICARD sont exposées dans le document de référence enregistré par la Commission des Opérations de Bourse le 17 avril 2001 sous le numéro R.01-115. Les précisions qui suivent complètent les informations contenues dans le document de référence :

7.1 ÉVOLUTION RÉCENTE

7.1.1 Présentation et commentaires du chiffre d'affaire du troisième trimestre 2001

Le chiffre d'affaires hors droits et taxes du Groupe PERNOD RICARD au 30 septembre 2001 s'établit à 3,33 Milliards d'euros, en progression de + 5,9 %. A périmètre et taux de change constants, la progression s'élève à + 6,3 %.

L'activité Spiritueux et Vins, cœur de métier du Groupe PERNOD RICARD, réalise un chiffre d'affaires hors droits et taxes de 1,3 Milliard d'euros en progression de 8,7 % (+ 9,3 % à périmètre et taux de change constants). Toutes les parties du monde ont contribué à cette croissance, les ventes en France ayant augmenté de 6,9 %, en Europe de 13,5 %, et dans le reste du Monde de 3,1 %. Au troisième trimestre 2001, la croissance interne de l'activité Spiritueux et Vins s'élève à + 4,7 %.

Les dix marques les plus contributives à la profitabilité du Groupe maintiennent, elles aussi, un rythme de progression élevé :

	Janvier 2001 – Septembre 2001	**Septembre 2000 – Septembre 2001**
Jacob's Creek	+ 20 %	+ 25 %
Ramazzotti	+ 21 %	+ 19 %
Havana Club	+ 16 %	+ 14 %
Clan Campbell	+ 12 %	+ 12 %
Jameson	+ 11 %	+ 10 %
Ricard	+ 4 %	+ 1 %
Bushmills	+ 7 %	0 %
Pastis 51	+ 6 %	+ 2 %
Larios	0 %	+ 1 %
Wild Turkey	0 %	+ 6 %
Total	**+ 9 %**	**+ 11 %**
Total Spiritueux	**+ 4 %**	**+ 4 %**
Total Vins	**+ 3 %**	**+ 3 %**

Jacob's Creek, Ramazzotti, Havana Club, Clan Campbell, et Jameson poursuivent une croissance très soutenue. A la suite des ventes à la hausse du premier semestre, la progression de Ricard retrouve un rythme de progression habituel.

Le secteur "Distribution" connaît également une croissance importante (+ 10,8 % à périmètre et taux de changes constants) avec un chiffre d'affaires de 1 Milliard d'euros. Un effet devise légèrement défavorable (- 1,1 %) joint à un effet périmètre (+ 3,8 %) lié à l'intégration de Daunts en 2000, permet au secteur d'atteindre une croissance courante de 13,4 %.

Le secteur "Fruits transformés" (boissons et préparations aux fruits), réalise un chiffre d'affaires de 1 Milliard d'euros en légère décroissance (- 1 %) à périmètre et taux de change constants.

7.1.2 Opérations finalisées depuis le 30 juin 2001

7.1.2.1 Cession d'Orangina Pampryl et de Yoo-Hoo

Le Groupe PERNOD RICARD a confirmé le 31 octobre 2001 la finalisation de la cession de ses activités soft drinks au Groupe Cadbury Schweppes après avoir reçu le 30 octobre 2001 l'accord des autorités européennes et américaines de la concurrence pour cette opération. Le périmètre cédé cessera donc d'être consolidé dans les comptes de PERNOD RICARD à compter du 31 octobre 2001.

Le périmètre cédé correspond aux marques Orangina, Pampryl et Yoo-Hoo, ainsi que les activités directement liées et concerne l'Europe continentale, l'Amérique du Nord et l'Australie pour un montant de 700 MEUR. De plus, par un accord séparé, le Groupe PERNOD RICARD disposera d'une option de vente au Groupe Cadbury Schweppes de ses activités soft drinks sur les autres marchés pour un montant complémentaire d'environ 35 MEUR, ces dernières représentent aujourd'hui environ 5% du profit de l'ensemble.

Le prix de 700 MEUR est majoré d'une indemnité de 18 MEUR environ pour compenser certains coûts fiscaux liés à la structure de la transaction.

Orangina Pampryl est le second opérateur sur le marché français des soft drinks et la marque Orangina est présente sur de nombreux marchés d'exportation. Yoo-Hoo est leader des boissons chocolatées aux Etats-Unis.

La cession d'Orangina Pampryl et de Yoo-Hoo constitue une étape importante du recentrage du Groupe PERNOD RICARD sur son cœur de métier, les Spiritueux et Vins, dont il sera un des principaux acteurs mondiaux après l'acquisition des marques de Seagram.

7.1.2.2 Accroissement de la participation de PERNOD RICARD dans le capital d'Agros

Au 31 octobre 2001, le Groupe PERNOD RICARD détient désormais près de 98 % du capital et des droits de vote de la société Agros (contre 37% du capital et 74 % des droits de vote jusqu'alors). La société Agros demeure toutefois cotée à la bourse de Varsovie.

Avec un chiffre d'affaires consolidé de 240 MEUR, Agros est l'un des plus importants opérateurs du secteur agro-alimentaire en Pologne avec une forte présence dans le secteur des jus et boissons aux fruits, des conserves de fruits et légumes et des confitures (jus de fruits Fortuna, confitures Lowicz et conserves de fruits et légumes Krakus). Agros détient surtout les droits à l'exportation de la "wodka" Wyborowa, distribuée dans le monde par le Groupe PERNOD RICARD.

Par ailleurs, le Groupe PERNOD RICARD a signé le 16 juillet 2001 un accord avec Polmos Bialystok portant sur la distribution en Europe (sauf Russie et Pologne) de la "wodka" Zubrowka, grande marque de "wodka" polonaise à l'herbe de bison. Cet accord a une durée de 5 ans renouvelable.

Le Groupe PERNOD RICARD a entrepris de restructurer les activités d'Agros autour de deux pôles stratégiques : Agros Fortuna (transformation de fruits et légumes en produits de marques) et Agros Trading (exportation de spiritueux, notamment la "wodka" Wyborowa). La société Agros vient ainsi de céder les usines de Milejow et Pinczow dont les personnels ont été intégralement repris par les acquéreurs ainsi que la société Farmi i Mliny (agriculture et meunerie). D'autres activités d'Agros sont actuellement en cours de cession.

7.1.2.3 Acquisition par PERNOD RICARD de Polmos Poznan (Wyborowa) -

Le Groupe PERNOD RICARD a annoncé, le 16 juillet 2001, que dans le cadre des privatisations en Pologne, Madame Aldona Kamela-Sowinska, Ministre du Trésor, Messieurs Pierre Pringuet, Directeur Général de PERNOD RICARD S.A. et Yves Flaissier, Président de Agros Holding SA avaient signé un accord portant sur l'acquisition par Santa-Lina, filiale de PERNOD RICARD S.A., de 80 % du capital de Polmos Poznan pour un montant de 300 millions de zlotys (environ 77 MEUR). Cet accord a été finalisé le 28 août 2001 après avoir obtenu les autorisations nécessaires des autorités polonaises chargées de la concurrence et du contrôle des investissements étrangers. En ce qui concerne le solde du capital de Polmos Poznan, 15 % des actions seront attribuées au personnel et 5 % seront conservées par le Trésor polonais, ces dernières devant être à terme achetées par le Groupe PERNOD RICARD.

Le contrat de privatisation prévoit que le Groupe PERNOD RICARD réalisera dans les 2 ans une augmentation du capital de Polmos Poznan de près de 29 millions de zlotys (environ 8 MEUR) qui permettra notamment de réaliser sur une durée de 5 ans un programme d'investissements productifs pour un montant 25 millions de zlotys (environ 7 MEUR).

Polmos Poznan élabore notamment les "wodkas" Premium, Lodowa et surtout Wyborowa qui rejoint le portefeuille de marques prioritaires du Groupe PERNOD RICARD. Wyborowa est une "wodka" de seigle obtenue par triple distillation, très appréciée des connaisseurs. Outre la Pologne, elle trouve aujourd'hui ses principaux marchés en Europe occidentale, aux Etats-Unis et au Mexique.

Le Groupe PERNOD RICARD a annoncé le 12 octobre 2001 que la société polonaise Polmos Poznan prennait le nom de Wyborowa S.A. et que Monsieur Yves Flaissier avait été nommé Président de son conseil d'administration. Cette nouvelle filiale sera responsable de l'ensemble des activités spiritueux et vins du Groupe PERNOD RICARD en Pologne en regroupant les activités et les personnels de Polmos Poznan (production et commercialisation en Pologne des "wodkas" Wyborowa, Lodowa et Premium), d'Agros Trading (exportation de "wodkas") et de PR Polska (distribution en Pologne des autres marques du Groupe PERNOD RICARD).

Selon le concept des sociétés "propriétaires de marques" en vigueur au sein du Groupe PERNOD RICARD, Wyborowa SA est responsable de la politique marketing de ses marques pour l'ensemble du monde, en étroite coordination, marché par marché, avec les sociétés du Groupe PERNOD RICARD chargées de la distribution.

*7.1.2.4 **Acquisition par PERNOD RICARD de Jan Becher***

Dans le cadre du processus de privatisation en Tchéquie, le 29 novembre 2001, le gouvernement tchèque a transféré 59 % du capital de la société Jan Becher au Groupe PERNOD RICARD, pour un montant de 40 MEUR. Le Groupe PERNOD RICARD détient désormais 95,7 % du capital de la société Jan Becher. Cette opération achève le processus de privatisation entamé en 1997 lorsque le Groupe PERNOD RICARD avait acquis une première tranche du capital de Jan Becher et pris en charge la gestion de la société.

Fondée en 1807 par Josef Becher à Carlsbad (Karlovy Vary), la société Jan Becher produit notamment la Becherovka, une liqueur amère qui se consomme pure, en long drink ou en cocktail, particulièrement réputée sur son marché domestique ainsi qu'en Europe Centrale et Orientale. Depuis son entrée au capital de la société, le Groupe PERNOD RICARD a construit l'un des meilleurs réseaux de distribution de spiritueux et vins sur le marché tchèque et mis en place un réseau propre en République Slovaque. Le Groupe PERNOD RICARD a, par ailleurs, réunifié la marque au niveau mondial, en acquérant les droits sur un certain nombre de marchés dont l'Allemagne, où les ventes ont été fortement développées. La marque Becherovka a également été relancée sur les marchés d'Europe Centrale ainsi qu'en Russie où la marque jouit d'une notoriété importante.

Avec la prise de contrôle de la société Jan Becher, le Groupe PERNOD RICARD conforte sa position de premier opérateur sur le marché des spiritueux et vins en Europe continentale et de premier investisseur du secteur "boissons" en Europe Centrale et Orientale.

Le Groupe PERNOD RICARD devient, en outre, le premier producteur mondial de liqueurs amères avec un volume total de près de 3 millions de caisses. Outre Becherovka, la gamme du Groupe PERNOD RICARD comprend, en effet, l'Amaro Ramazzotti (Italie, Allemagne, Autriche et Suisse), la Suze (France, Belgique et Suisse) ainsi que plusieurs autres marques locales.

*7.1.2.5 **Cession de SIAS-MPA***

Le 11 janvier 2002, PERNOD RICARD a confirmé la proximité d'un accord pour la cession de SIAS-MPA, leader mondial de la préparation de fruits pour l'industrie laitière, à BUTLER CAPITAL PARTNERS.

Le montant de la transaction s'élève, pour la totalité du Groupe SIAS-MPA, à une valeur d'entreprise (incluant dettes et intérêts minoritaires) de 170 millions d'euros, auxquels pourra s'ajouter un complément de prix maximum de 25 millions d'euros, permettant à PERNOD RICARD d'être associé à la plus-value future réalisée lors de la sortie de BUTLER CAPITAL PARTNERS.

PERNOD RICARD consentira à BUTLER CAPITAL PARTNERS un crédit vendeur de 50 millions d'euros, dont une quote part de remboursement est conditionnée aux performances à venir de SIAS-MPA.

L'équipe de management du Groupe SIAS sera associée à l'opération au travers d'une participation au capital.

Cette opération a été présentée le 11 janvier 2002 à un Comité d'Entreprise exceptionnel de SIAS-MPA pour avis, qui l'a approuvée le 21 janvier 2002 ; elle reste également soumise à l'approbation des autorités de concurrence.

7.1.3 Litige en cours : l'affaire Havana Club

Constituée en partenariat (50/50) entre le Groupe PERNOD RICARD et une entreprise publique cubaine, la société Havana Club Holding (HCH) est propriétaire de la marque Havana Club qui désigne une gamme de rhums authentiquement cubains déposée dans près de 180 pays.

Cette marque a fait l'objet d'une contrefaçon aux Etats-Unis et d'une action en revendication de propriété en Espagne, de la part du groupe Bacardi-Martini.

- Aux Etats-Unis, l'action judiciaire intentée par HCH pour faire sanctionner la commercialisation par Bacardi-Martini, en 1996, d'un rhum non cubain sous la marque Havana Club n'a pu aboutir.

- En effet, une disposition dite *"Section 211"* insérée dans la loi de finances américaine pour 1999 est venue, en cours de procès, interdire aux juridictions américaines de protéger les marques ou noms commerciaux appartenant à des sociétés cubaines quand ils sont identiques ou similaires à des droits ayant été confisqués lors de la révolution cubaine.

  L'Union Européenne a engagé une procédure devant l'Organisation Mondiale du Commerce (OMC) visant à faire juger la *"Section 211"* contraire aux accords du GATT (accords dits "TRIPS" -"Trade Related Intellectual Property rights"-). Le "panel" de l'OMC a sanctionné l'une des dispositions de cette *"Section 211"* le 3 juillet 2001. Le 2 janvier 2002, l'organe d'appel de l'OMC a élargi cette sanction en concluant que la *"Section 211"* était en contradiction avec deux principes fondamentaux des accords "TRIPS" et a recommandé aux Etats-Unis de mettre leur législation en conformité avec leurs obligations au titre de ces accords.

  Par ailleurs, Bacardi-Martini a intenté des actions visant à obtenir l'annulation et la déchéance de la marque Havana Club pour le territoire des Etats-Unis. Ces demandes ont été rejetées ou n'ont pas encore donné lieu à décision.

- En Espagne, Bacardi-Martini a intenté en juillet 1999 une action en revendication de la propriété de la marque Havana Club appartenant à HCH. La commercialisation par la filiale espagnole de PERNOD RICARD des rhums portant cette marque n'est cependant pas sérieusement en péril.

7.1.4 Litige en cours : l'affaire Jan Becher

Les marques Becher et Becherovka appartiennent, au plan mondial, à deux filiales de PERNOD RICARD, les sociétés Jan Becher (Karlovy Vary, République Tchèque) et Johann Becher (Rheinberg, Allemagne).

Depuis 1997, un citoyen tchèque du nom de Zdenek Hoffmann se prétend titulaire de droits sur la marque Becherovka, au motif qu'elle aurait fait l'objet d'une donation à son grand-père en 1939 ou en 1945. En outre, la mère de Monsieur Hoffmann, qui a obtenu une autorisation administrative de production de spiritueux sous la raison sociale *"Jirina Hoffmanova – Johann Becher"*, a accordé des licences de production et de distribution de liqueurs des marques susvisées à des sociétés slovaques et tchèques.

De nombreuses instances devant les juridictions slovaques et tchèques sont aujourd'hui pendantes afin de confirmer le droit de propriété de Jan Becher sur les marques Becherovka et Becher en Républiques Tchèque et Slovaque et sanctionner les contrefaçons qui ont pu être constatées.

A ce jour, les droits de propriété de la société Jan Becher sur les marques Becherovka et Becher en Républiques Tchèque et Slovaque n'apparaissent pas comme sérieusement en péril.

7.2 PERSPECTIVES D'AVENIR

Le 19 décembre 2000, un accord a été conclu avec Vivendi Universal portant sur le rachat conjoint par le Groupe PERNOD RICARD et Diageo de la division vins et spiritueux de Seagram (Seagram Spirits and Wines Group). Dans cette perspective, PERNOD RICARD a simultanément entrepris un recentrage de son activité sur son cœur de métier, le secteur des vins et spiritueux qui s'est traduit par le lancement d'un programme de cession des activités ne faisant pas partie du secteur des vins et spiritueux. Ce programme, qui s'est déjà concrétisé par la cession sur l'exercice 2001 de San Giorgio Flavors, Italcanditi, Orangina Pampryl et Yoo-Hoo, se poursuit actuellement.

7.2.1 Acquisition par PERNOD RICARD d'une partie de la division vins et spiritueux de Seagram

7.2.1.1 Détails de l'opération

L'accord signé par PERNOD RICARD et Diageo avec Vivendi Universal pour l'acquisition de la division vins et spiritueux de Seagram porte sur un montant total de 8,15 milliards de dollars américains.

Cette acquisition a été finalisée le 21 décembre 2001 après obtention de l'ensemble des autorisations nécessaires auprès des autorités de la concurrence européenne, canadienne et américaine.

Par ailleurs, PERNOD RICARD et Diageo avaient signé le 4 décembre 2000 un accord cadre initial établissant les modalités de l'acquisition conjointe de la division vins et spiritueux de Seagram, notamment la répartition du portefeuille de marques acquises. Cet accord a été amendé par la signature d'un nouvel accord le 21 décembre 2001, aux termes duquel, PERNOD RICARD contribuera à cette acquisition à hauteur d'environ 3,2 milliards de dollars américains, soit 39,1 % du prix total. Cette acquisition est entièrement financée par le biais d'emprunts et porte sur une partie de la division vins et spiritueux de Seagram, composée d'actions et d'actifs, essentiellement d'une partie des marques du portefeuille Seagram.

7.2.1.2 Intérêts de l'opération pour PERNOD RICARD

L'acquisition d'une partie des marques du portefeuille Seagram constitue pour le Groupe PERNOD RICARD une opportunité exceptionnelle, en effet :

- Cette acquisition va permettre au Groupe PERNOD RICARD de se positionner sur le plan mondial comme un véritable acteur global ainsi que de passer de la cinquième à la troisième place en terme de ventes dans le secteur des vins et spiritueux.

- Cette acquisition fait également partie intégrante de la stratégie du Groupe PERNOD RICARD de maintenir un portefeuille équilibré comprenant des marques internationales ainsi que des marques ayant une forte implantation locale. Cet équilibre permet d'atténuer l'impact des ralentissements cycliques de l'économie et correspond bien aux caractéristiques du marché ainsi qu'aux comportements d'achat des consommateurs.

- Cette acquisition va créer d'importantes synergies opérationnelles en renforçant le réseau de distribution du Groupe PERNOD RICARD : alors que les volumes de ventes devraient augmenter de 55 %, le personnel commercial n'augmenterait que d'environ 15 %.

- L'opportunité d'acquérir des marques aussi prestigieuses que Chivas Regal, Seagram's gin et Martell est extrêmement rare dans l'industrie des vins et spiritueux. Ces marques vont sensiblement renforcer le portefeuille que détenait déjà le Groupe PERNOD RICARD.

- L'investissement marketing substantiel dans Chivas, Martell, Seagram's Gin au cours des deux dernières années, la notoriété croissante du premium Scotch Whisky et du Cognac (en particulier aux Etats-Unis) et la reprise économique sur de nombreux marchés importants pour les marques acquises du portefeuille Seagram devraient offrir des opportunités de croissance en termes de ventes.

7.2.1.3 **Structure de l'opération**

Les termes de l'acquisition par PERNOD RICARD et Diageo de l'intégralité de la division vins et spiritueux de Seagram ont été établis dans un accord cadre initial en date du 4 décembre 2000 qui a été amendé en date du 21 décembre 2001.

Conformément à cet accord cadre, l'activité vins et spiritueux de Seagram sera divisée en trois principales catégories :

- Les actifs de la division vins et spiritueux de Seagram conservés par PERNOD RICARD (les Actifs PERNOD RICARD),

- Les actifs de la division vins et spiritueux de Seagram conservés par Diageo (les Actifs Diageo),

- Les actifs non stratégiques de la division vins et spiritueux de Seagram devant être financés conjointement dans des proportions convenues entre PERNOD RICARD et Diageo (39,1 % pour PERNOD RICARD et 60,9 % pour Diageo) et cédés par la suite à des tiers (Actifs Non Stratégiques). Les Actifs Non Stratégiques sont divisés en trois catégories: les actifs détenus par PERNOD RICARD, les actifs détenus par Diageo et les actifs détenus conjointement.

L'acquisition est structurée de telle façon qu'à la date de réalisation, tant PERNOD RICARD que Diageo acquerront directement leur part respective de la division vins et spiritueux de Seagram.


PERNOD RICARD
DIAGEO
100 %
39,1 %
60,9 %
100 %
Actifs Pernod Ricard
Actifs Non Stratégiques
Actifs Diageo
Vins et Spiritueux de Seagram

Les Actifs PERNOD RICARD incluent les activités relatives aux marques Chivas Regal (premium Scotch Whisky), Martell (Cognac), Seagram's Gin (Gin), The Glenlivet et Glen Grant (single malt Scotch Whiskies), 100 Pipers et Something Special (blended Scotch Whiskies), Orloff (Vodka locale), Montilla (Rhum), Olmeca, Don Julio (Téquila), Royal Stag, Dunbar, Natu Nobilis et Blenders Pride (Whiskies locaux), ainsi que les Seagram's Coolers et certaines installations de production liées à ces marques dans des pays spécifiques tels que les Etats-Unis (Etat de l'Indiana), le Royaume-Uni, le Portugal, la France, le Brésil et l'Inde.

Les Actifs Diageo incluent les activités relatives aux marques Crown Royal (Whisky canadien), Captain Morgan (Rhum), Seagram's 7 Crown (Whisky nord américain), Seagram's VO, Seagram's 83 et Seagram's 5 Star (Whiskies canadien), Windsor Premier (premium Scotch Whisky), Cacique (Rhum), Myers (Rhum), Mumm Cuvée Napa, ainsi que d'autres marques.

Les Actifs Non Stratégiques incluent les activités relatives aux marques Sandeman (Porto et Sherry), Four Roses (Bourbon), Passport (Scotch Whisky), Mumm Sekt (vin pétillant), Oddbins (distribution), ainsi que d'autres marques de vins et spiritueux de moindre importance.

PERNOD RICARD et Diageo ont l'intention de céder ces Actifs Non Stratégiques à des tiers dès que possible et partageront les produits financiers et les charges liés à ces cessions.

A ce jour, les cessions d'Oddbins, première chaîne de caviste au Royaume-Uni et en Irlande, à Castel Frères (France) et de Mumm Sekt à Rotkäppchen Sektkellerei (Allemagne) ont été finalisées.

Les marques Four Roses et Sandeman sont en cours de cession pour la première à Kirin Brewery Company ltd (Japon) et pour la seconde à Sogrape Holding (Portugal).

Les Actifs Non Stratégiques sont répartis en deux catégories : ceux qui seront gérés par PERNOD RICARD seul jusqu'à la cession à des tiers et ceux dont PERNOD RICARD et Diageo assureront conjointement la gestion pendant la même période.

Un comité ("Supervisory Committee"), dont la composition est paritaire entre PERNOD RICARD et Diageo, a été constitué afin de superviser le processus de cession de l'ensemble des Actifs Non Stratégiques et d'organiser la gestion desdits actifs à l'exception de ceux gérés par PERNOD RICARD seul.

7.2.1.4 Une opération approuvée par les différentes autorités en charge de la concurrence

– Commission Européenne

La Commission Européenne a autorisé l'opération le 8 mai 2001, sous condition du respect des engagements souscrits par Diageo et PERNOD RICARD et qui concernent principalement :

- la répartition des actifs entre les deux parties ;
- la gestion des actifs sensibles sur le plan concurrentiel (« *anti-trust sensitive* ») ;
- les mesures de précaution et de sauvegarde (« *safeguards and firewall measures and procedures* ») en matière de concurrence pendant la période intérimaire (12 mois) ;
- la distribution par un tiers indépendant du rhum « *CAPTAIN MORGAN* » en Islande ;
- le fait que le tiers acquéreur de la marque de bourbon « *FOUR ROSES* » devra être un concurrent des parties, potentiel ou existant, dont le choix devra être ratifié par écrit par la Commission ;
- la désignation d'un « *Monitoring Trustee* » notamment chargé de vérifier que les parties respectent bien les engagements précités ;
- la cession de deux catégories d'actifs dénommés ***Seagram Venture Assets*** et *Pernod Ricard On-Sale Assets* dans les 12 mois du *closing* ;
- la désignation d'un « *Divestment Trustee* » pour vendre les actifs précités qui n'auraient pas trouvé preneur dans le délai de 12 mois (ce « *Divestment Trustee* » disposant, lui, d'un délai de six mois pour le faire).

– Canada

Le Bureau de la Concurrence a approuvé l'opération le 23 octobre 2001, sous la condition que Diageo prenne l'engagement de se dessaisir de la marque de whisky canadien de haut de gamme GIBSON'S Finest, de sorte à éviter une restriction de la concurrence sur ce marché des « *premium Canadian whiskies* ».

De son côté, le Ministère de l'Industrie canadien (« *Investment Review Division* ») a autorisé l'opération le 31 octobre 2001.

– **Etats-Unis**

La *Federal Trade Commission* (FTC) a approuvé l'opération le 19 décembre 2001, sous condition de cession par Diageo, dans un délai de six mois après la réalisation de l'acquisition ("closing"), de sa marque "Malibu" à un tiers susceptible de la développer aux Etats-Unis et, pendant cette période, de gestion séparée de "Malibu" par rapport aux marques de rhum ("Captain Morgan" et "Myers") acquises à l'issue de cette opération.

7.2.2 Financement par PERNOD RICARD d'une partie de la division vins et spiritueux de Seagram

La contribution de PERNOD RICARD à l'acquisition de la division vins et spiritueux de Seagram est de 3,2 milliards de dollars américains. Ce montant a été versé à Vivendi Universal le 21 décembre 2001.

Le financement de cette acquisition a fait l'objet d'une syndication en février 2001 auprès d'un pool bancaire. Les fonds ont été levés le 21 décembre et sont structurés de la façon suivante :

- une dette senior d'un montant maximum de 3,5 milliards d'euros (ce montant comprend également la dette initiale de PERNOD RICARD) de maturité 5 ans se répartissant entre dollars américains (43 %), euros (49 %) et yens (8 %). Les intérêts financiers sont indexés sur le taux Euribor, Libor $ ou Libor ¥ ;

- un prêt relais sur cession d'actifs de 1 milliard d'euros de maturité un an renouvelable pour une année supplémentaire pour un montant de 300 millions d'euros indexé sur le taux Euribor, Libor $ ou Libor ¥. Au 31 décembre 2001, suite aux cessions d'actifs de l'exercice 2001, le montant de ce prêt relais n'était plus que de 387 millions d'euros.

- l'émission d'Obligations à option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes de maturité 1er janvier 2008 pour un montant d'environ 425 millions d'euros susceptible d'être porté à 488,75 millions d'euros (objet de la présente note d'opération) ;

Cette structure de financement permettra également au Groupe PERNOD RICARD de refinancer la dette du groupe, de payer les frais liés à l'acquisition et de fournir une marge suffisante pour financer le besoin en fond de roulement supplémentaire attaché à l'acquisition.

Grâce à cette structure de financement, le Groupe PERNOD RICARD maintient une marge financière pour réaliser à moyen terme de nouvelles opérations (maintien du profil « investment grade ») et anticipe un désendettement rapide.

7.2.3 Evolution financière de la division vins et spiritueux de Seagram (Seagram Spirits and Wines Group) au cours des années 1999, 2000 et 2001

Les informations présentées dans ce paragraphe portent sur l'ensemble du périmètre acquis conjointement par PERNOD RICARD et Diageo auprès de Vivendi Universal et pas seulement sur les actifs et activités acquis par PERNOD RICARD.

La source des informations données dans ce paragraphe est indiquée au § 1.3.2.1. Il est important de rappeler que ces états financiers sont présentés dans la norme US GAAP et que les informations contenues dans le présent paragraphe pour l'exercice clos au 30 juin 2001, proviennent du management de la division vins et spiritueux de Seagram et n'ont pas fait l'objet d'une revue par des commissaires aux comptes.

Chiffres réels **Périodes de douze mois terminées le 30 juin** **(En millions de dollars US)**	**2001**	**2000**	**1999**
Produits :			
Sociétés consolidées	5 158 $	5 108 $	4 812 $
Sociétés non consolidées	150 $	179 $	162 $
	5 308 $	5 287 $	4 974 $
Bénéfice avant impôts intérêts et amortissements :			
Sociétés consolidées	909 $	727 $	684 $
Sociétés non consolidées	10 $	10 $	9 $
	919 $	737 $	693 $
Redressement au titre des sociétés non consolidées	(10) $	(10) $	(9) $
Amortissements corporel et incorporel	(112) $	(125) $	(132) $
Bénéfice d'exploitation	797 $	602 $	552 $

- **Comparaison de 2001 et 2000**

Sociétés consolidées

Les produits ont augmenté de 1 %, le Bénéfice avant impôts intérêts et amortissements (BAIIA) de 25 % et le bénéfice d'exploitation de 32 % par rapport aux chiffres de l'exercice précédent. L'amélioration des résultats par rapport à ceux de l'année précédente a été obtenue grâce à la croissance continue en Amérique du Nord (Spiritueux notamment) qui a vu une hausse de 2 % des volumes de vente, de 5 % des produits et de 6 % des profits. L'Asie poursuit sa reprise économique et a enregistré une hausse de 27 % des volumes de ventes et des profits. L'Europe, malgré une légère baisse de 1 % des volumes a enregistré une hausse de 10 % des profits et l'Amérique Latine, avec une hausse de 1 % des volumes a amélioré ses profits de près de 60 %. 46 % du total des produits du secteur, soit 5 158 millions de dollars, sont attribuables à l'Amérique du Nord, 24 % à l'Europe/Afrique, 20 % à l'Asie et 10 % à l'Amérique Latine. Le nombre total de caisses de vins et spiritueux vendues, sociétés non consolidées comprises, a augmenté de 2 % malgré la baisse des ventes de champagne et de coolers, du fait de la montée des ventes de whisky nord américains et écossais, du rhum et du cognac.

Pour l'exercice 2001, le coût des marchandises vendues, exprimé en pourcentage des produits, s'est établi à 51 %, contre 54 % pour l'exercice 2000, essentiellement dû à la baisse des coûts de production. Les frais de vente, les frais généraux et administratifs, exprimés en pourcentage des produits, se sont chiffrés à 33 %, contre 34 % pour l'exercice 2000, reflétant également une réduction des frais généraux. Les frais de marketing ont progressé de 8 % en dollars constants par rapport à l'exercice précédent, essentiellement sur les produits phares (Chivas, Martell, Crown Royal, etc.).

Sociétés non consolidées

L'exercice 2001 ne comprend qu'une société non consolidée du secteur des vins et spiritueux, Kirin-Seagram Limited au Japon, dont les résultats en bénéfice d'exploitation et en BAIIA sont restés stables par rapport à l'exercice précédent.

- **Comparaison de 2000 et 1999**

Sociétés consolidées

Les produits ont augmenté de 6 % (10 % en dollars US constants), le BAIIA, de 6 % (10 % en dollars US constants) et le bénéfice d'exploitation, de 9 % (13 % en dollars US constants) par rapport aux chiffres de l'exercice précédent. Après redressement pour la vente des activités liées aux maisons de champagne, le bénéfice d'exploitation a progressé de 15 % et le BAIIA, de 12 %. L'amélioration des résultats par rapport à ceux de l'exercice précédent a été obtenue gr,ce à l'effort continu du secteur des spiritueux et vins à l'échelle mondiale, à l'incidence du passage à l'an 2000 et à une

croissance du bénéfice pour toutes les régions. En Amérique du Nord, la hausse des volumes et des prix, partiellement atténuée par la progression des investissements en marketing, a contribué à cette amélioration. L'Europe a enregistré une croissance des ventes sur la plupart des marchés importants, notamment en Allemagne, grâce à la reprise des ventes de Mumm Sekt, et au Royaume-Uni. La poursuite de la reprise économique en Asie, en particulier sur le territoire de la Chine élargie, a contribué à l'assainissement de l'économie de la région. En Amérique latine, la croissance est attribuable au Brésil, au Venezuela et à Don Julio au Mexique. Du total des produits du secteur des spiritueux et vins, soit 5 108 millions de dollars, 46 % ont été réalisés en Amérique du Nord, 33 % sur les marchés européens et africains, 13 % en Asie-Pacifique et 8 % en Amérique latine. Le volume des caisses vendues de spiritueux et de vins, sociétés non consolidées comprises, a progressé de 7 % par rapport à celui de l'exercice précédent, par suite de la montée des ventes de Crown Royal, Captain Morgan, ABSOLUT VODKA (propriété de V&S Vin & Spirit AB), Mumm Sekt et Royal Salute.

Pour l'exercice 2000, le coût des produits vendus, exprimé en pourcentage des produits, s'est établi à 54,2 %, contre 53,3 % pour l'exercice 1999. Cette hausse a été absorbée par la baisse des frais de vente, frais d'administration et frais généraux, exprimés en pourcentage des produits, qui se sont chiffrés à 34,0 %, contre 34,7 % pour l'exercice 1999. En dollars US constants, les frais de marketing ont dépassé la barre des 20 %, l'accent étant mis sur le maintien du succès des marques stratégiques et sur l'intensification de l'activité commerciale liée au millénaire, plus tôt cette année. En dollars US constants, les dépenses consacrées aux marques ont également augmenté de plus de 20 %, la Compagnie continuant d'investir pour assurer la croissance en faisant la promotion de ses marques sur ses marchés clés, notamment en Amérique du Nord.

Sociétés non consolidées

Le présent exercice ne comprenait qu'une société non consolidée du secteur des spiritueux et vins, soit Kirin-Seagram Limited au Japon. Au cours de l'exercice 1999, les sociétés non consolidées englobaient aussi Seagram (Thailand) Limited pour la période de neuf mois allant jusqu'à mars 1999, date à laquelle la Compagnie a accru sa participation en Thaïlande et a commencé à inclure cette filiale dans les sociétés consolidées. La quote-part du bénéfice des sociétés non consolidées a augmenté de 2 millions de dollars pour l'exercice 2000. Les produits et le BAIIA des sociétés non consolidées ont augmenté de 10 % et de 11 %, respectivement. Ces variations d'une année à l'autre sont attribuables essentiellement aux entités comprises dans les sociétés non consolidées.

7.2.4 Présentation du futur Groupe PERNOD RICARD après intégration d'une partie de la division vins et spiritueux de Seagram et après la fin du recentrage du Groupe PERNOD RICARD sur le secteur des vins et spiritueux

L'ensemble des données financières de l'exercice 2001 portant sur les actifs de la division vins et spiritueux de Seagram acquis par PERNOD RICARD qui sont contenues dans les paragraphes ci-dessous ou qui ont permis à PERNOD RICARD d'établir des simulations en termes de volumes et de parts de marchés, ont été obtenues directement auprès du management de la division vins et spiritueux de Seagram (Vivendi Universal) et n'ont pas fait l'objet d'une certification ou d'une revue limitée par des contrôleurs légaux.

En effet, préalablement à la réalisation de l'acquisition le 21 décembre 2001, PERNOD RICARD n'a pu avoir accès à aucune information financière complète et auditée au titre de l'exercice 2001 et relative à l'activité vins et spiritueux de Seagram.

En outre, le périmètre acquis par PERNOD RICARD porte sur des marques et des actifs qui n'ont jamais fait l'objet d'une individualisation comptable au sein même de Seagram. PERNOD RICARD ne sera donc en mesure de communiquer sur les actifs et activités acquis qu'à l'occasion de la présentation des comptes consolidés 2001 du Groupe PERNOD RICARD.

A cette occasion , les actifs de la division vins et spiritueux de Seagram conservés par PERNOD RICARD (cf. Les Actifs PERNOD RICARD tels que définis au § 7.2.1.3) seront consolidés selon la méthode de l'intégration globale. En application des principes comptables de PERNOD RICARD, la valeur des nouvelles marques figurant au bilan sera selon toute vraisemblance déterminée en fonction de leurs profits futurs. Cette valeur sera appréciée dès la présentation des comptes arrêtés au 31 décembre 2001.

Les Actifs Non Stratégiques tels que définis au § 7.2.1.5 qui sont destinés à être cédés ne seront pas consolidés dans les comptes de PERNOD RICARD. En considérant, que la finalité de cette acquisition est l'acquisition des Actifs PERNOD RICARD tels que définis au § 7.2.1.3, les plus ou moins values de cession d'Actifs Non Stratégiques seront neutralisées et affectées au coût d'acquisition des Actifs PERNOD RICARD.

7.2.4.1 Détail du périmètre acquis par PERNOD RICARD

7.2.4.1.1 Les principales marques acquises

Le total des volumes des marques de Seagram acquises par PERNOD RICARD s'est élevé à 16,6 millions de caisses entre juin 2000 et juin 2001 (exercice comptable de Seagram) contre 14,5 millions de caisses entre juin 1999 et juin 2000.

Les principales marques acquises par le Groupe PERNOD RICARD

			Variation du volume des ventes	
Marques	Type	Principales zones Géographiques	Juillet 2000 – Juin 2001 vs. Juillet 1999 – Juin 2000	Décembre 2000 – Novembre 2001 vs. Décembre 1999 – Novembre 2000
Chivas Regal	Scotch	International	+ 12 %	+ 2 %
Martell	Cognac	International	+ 4 %	– 2 %
Seagram's Gin	Gin	Amérique du Nord	– 4 %	– 4 %

Les données ci-après concernant Chivas, Seagram's Gin et Martell pour les volumes proviennent de l'organisme International Wines and Spirits Records (décembre 2000) et pour le chiffre d'affaires de l'organisme Impact International (février 2001).

Les principales marques acquises par PERNOD RICARD au sein du portefeuille Seagram sont :

- Chivas :
  - Co-leader au niveau mondial en volumes du marché des Scotch Whisky Premium, numéro 12 mondial du marché des spiritueux par chiffre d'affaires ainsi que numéro 2 mondial du marché des spiritueux en duty free par chiffre d'affaires. En 2000, il s'est vendu 3,4 millions de caisses de 9 litres de Chivas dans le monde.
  - L'acquisition de Chivas va donner au Groupe PERNOD RICARD un accès direct au marché américain et asiatique.
- Seagram's Gin :
  - Numéro 2 mondial en volumes du marché du Gin, numéro 1 du marché du Gin aux Etats-Unis avec une part de marché de 30 %. En 2000, il s'est vendu 3,2 millions de caisses de 9 litres de Seagram's Gin dans le monde.
  - L'acquisition de Seagram's Gin va permettre au Groupe PERNOD RICARD d'acquérir une position forte sur le marché du Gin américain, ainsi qu'un large accès au marché « off-trade » aux Etats-Unis.
- Martell :
  - Numéro 3 mondial en volumes du marché du cognac, numéro 1 du marché du cognac aux Royaume-Uni, à Singapour et en Malaisie. En 2000, il s'est vendu 1,3 million de caisses de 9 litres de Martell dans le monde.
  - Martell complète les réseaux de distribution de Chivas Regal, notamment sur les marchés asiatiques où le Groupe PERNOD RICARD ne disposait que d'une faible présence.

7.2.4.1.2 **La rentabilité du périmètre acquis**

Chiffre d'affaires

Milliards d'euros	2000	2001*	Variation
Pernod Ricard vins et spiritueux**	1,8	1,9	+ 9 %
Marques Seagram acquises**	1,2****	1,3*****	+ 12,6 %
Total	**3,0**	**3,3**	**+ 11,0 %**

* Données estimées.

** Les données relatives à Pernod Ricard vins et spiritueux correspondent à des données sur 12 mois qui s'étendent du 1er janvier au 31 décembre (période qui correspond aux exercices comptables de Pernod Ricard).

*** Les données relatives aux marques Seagram acquises correspondent à des données sur 12 mois qui s'étendent du 1er juillet au 30 juin (période qui correspond aux exercices comptables de Seagram).

**** Taux de change utilisé 1 EUR = 0,9240 USD.

***** Taux de change utilisé 1 EUR = 0,8960 USD.

Frais généraux et frais commerciaux

Les frais généraux et les frais commerciaux nécessaires à l'intégration des marques acquises ont été réévalués à structure comparable à environ 125 millions d'euros, contre 95 millions d'euros dans le projet initial auxquels s'ajoutent 15 millions d'euros liés à l'intégration de nouvelles activités (téquilas Don Julio et Olmeca, Seagram's coolers, acquisitions de marques locales notamment en Amérique du Sud).

Taux de marge opérationnelle

Le taux de marge opérationnelle de l'activité vins et spiritueux de PERNOD RICARD après intégration du périmètre acquis de l'activité vins et spiritueux de Seagram a été évalué à 21,5 % du chiffre d'affaires (soit 635 millions d'euros sur la base du chiffre d'affaires 2000). Ce taux de marge opérationnelle s'établit à 17,2 % sur le périmètre vins et spiritueux de PERNOD RICARD avant intégration et à 28,0 % sur le périmètre acquis après coûts de structure additionnels. Les informations au 30 juin 2001, communiquées par le management de la division vins et spiritueux de Seagram, confirment cette tendance avec une légère progression de ce ratio.

L'acquisition d'une partie des marques de Seagram par PERNOD RICARD va par conséquent augmenter sensiblement la rentabilité du groupe (cf. § 7.2.5.).

7.2.4.1.3 **Les effectifs**

Selon les dernières estimations de PERNOD RICARD, environ 3200 personnes ont rejoint le groupe. La répartition géographique de ces effectifs est la suivante :


19 %
39 %
20 %
22 %
Europe
Amérique du Nord
Amérique Centrale et du Sud
Asie

7.2.4.2 **Détails du programme de cession des activités non-stratégiques de PERNOD RICARD**

A l'occasion de l'acquisition d'une partie de la division vins et spiritueux de Seagram, PERNOD RICARD a entrepris de recentrer son activité sur son cœur de métier, les vins et spiritueux. En conséquence, PERNOD RICARD a mis en place un plan de cession de ses activités non-stratégiques. A ce jour les cessions de San Giorgio flavors, Italcanditi, Orangina-Pampryl et Yoo-hoo sont achevées. Les cessions en cours sont :

- **SIAS-MPA :** Le 11 janvier 2002, PERNOD RICARD a confirmé la proximité d'un accord pour la cession de SIAS-MPA à Butler Capital Partners (Cf. 7.1.2.5 du présent prospectus)
- **CSR :** PERNOD RICARD a engagé le processus de cession de l'activité cidres de CSR.
- **BWG :** PERNOD RICARD a annoncé le 12 mars 2001, qu'il avait engagé le processus de cession de BWG, sa filiale de distribution de gros en Irlande et en Grande-Bretagne.

A titre d'information, on rappellera que les éléments financiers relatifs aux deux secteurs d'activité dont le processus de cession a été mis en place (préparations et boissons aux fruits et distribution) figurent sous la note 16 du § 5.2. de la présente note d'opération.

7.2.4.3 **Création du n° 3 mondial des vins et spiritueux en terme de vente**

Depuis sa création, le Groupe PERNOD RICARD a su construire un portefeuille de dimension internationale dans le secteur des vins et spiritueux avec l'acquisition puis le développement de marques globales (Jameson, Havana Club et Jacob's Creek) et régionales (Larios, Clan Campbell, Wild Turkey et Ramazzotti). Avant l'opération Seagram, le Groupe PERNOD RICARD était déjà le cinquième groupe mondial du secteur des spiritueux qui constitue son cœur de métier.

7.2.4.3.1 ***Une dimension internationale renforcée***

L'achat d'une partie des actifs de Seagram ajoute au portefeuille du Groupe PERNOD RICARD de nouvelles marques mondiales qui vont renforcer sa présence en Amérique du Nord, en Amérique Latine, en Inde et en Asie du Sud Est. Le Groupe PERNOD RICARD atteint ainsi une taille critique à l'échelle mondiale qui lui permet de jouer à plein son rôle d'acteur majeur du secteur.

Répartition géographique en volume des marques détenues par PERNOD RICARD

Pré–Acquisition (total des volumes : 28 millions de caisses de 9 litres)
(données estimées par PERNOD RICARD pour l'exercice 2001)



9 %
5 %
36 %
50 %
France
Europe/Afrique (hors France)
Amériques
Asie

Post-acquisition (total des volumes : 46 millions de caisses de 9 litres*)
(compilation des données estimées par PERNOD RICARD et des données communiquées par le management de SEAGRAM pour l'exercice 2001)



12 %
23 %
27 %
38 %
France
Europe/Afrique (hors France)
Amériques
Asie

* dont un million de caisses équivalent à 9,5 millions de caisses de « prêt à boire ».

7.2.4.3.2 **Onze marques parmi les cent premières du classement Impact International**

A l'issue de cette opération, PERNOD RICARD devrait devenir le troisième Groupe mondial de spiritueux avec un portefeuille comprenant 11 marques parmi les 100 premières marques du classement Impact International (février 2001) et un réseau de distribution dont le rayonnement international est considérablement renforcé.

Marque*	**Classement 2000**
Ricard	5
Seagram's Gin	18
Chivas Regal	22
Larios	38
Pastis 51	44
Montilla	45
Clan Campbell	57
Havana Club	63
Martell	65
Jameson	70
Suze	81

Source : Impact International (février 2001)

* La marque Wyborowa devrait intégrer les 100 premières marques du classement Impact International l'année prochaine.

7.2.4.3.3 **Une gamme complète et équilibrée**

L'acquisition d'une partie de la division vins et spiritueux de Seagram va permettre au Groupe PERNOD RICARD de renforcer et de compléter son portefeuille de marques.

PERNOD RICARD deviendra le numéro deux mondial dans la catégorie clé des Scotch whiskies grâce à un portefeuille significativement enrichi. L'introduction de Chivas Regal dans le réseau de distribution du Groupe PERNOD RICARD va notamment créer un puissant effet de levier pour l'ensemble du portefeuille du Groupe.

Avec l'acquisition de Martell, le Groupe PERNOD RICARD, qui détient déjà les marques Bisquit et Renault, deviendra le second opérateur sur le marché du cognac. Martell est une marque particulièrement prestigieuse avec une forte présence au Royaume-Uni et en Asie du Sud Est. De plus dans la catégorie des spiritueux de luxe, la marque est complémentaire de Chivas Regal. Au Portugal, l'apport du brandy Macieira et d'autres marques locales permettra au Groupe PERNOD RICARD d'occuper la seconde place sur le marché des spiritueux.

Pernod Ricard

Printed by **St Ives Burrups** B660341/7349
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PERNOD RICARD

Bonds convertible and/or exchangeable into new or existing PERNOD RICARD shares

Obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes

The bonds convertible and/or exchangeable into new or existing shares of PERNOD RICARD (the "Bonds") are being offered by way of a public offering in France and an offering to institutional investors in and outside France.

This document should be read in conjunction with the English translation of the French language *Document de Référence* of PERNOD RICARD (the "Company") which was registered by the *Commission des Opérations de Bourse* under number R.01-115 dated April 17, 2001.

THIS DOCUMENT CONTAINS A NON CERTIFIED TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE *NOTE D'OPÉRATION PRÉLIMINAIRE* RELATING TO THE ISSUE OF THE BONDS WHICH RECEIVED VISA NO. 02-092 DATED FEBRUARY 5, 2002 OF THE *COMMISSION DES OPÉRATIONS DE BOURSE*. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE *NOTE D'OPÉRATION PRÉLIMINAIRE* SHALL PREVAIL.

Application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. with effect as of February 13, 2002. The existing shares of PERNOD RICARD are listed on the *Premier Marché* of Euronext Paris S.A., and on the Frankfurt Stock Exchange. Such shares are also traded on the SEAQ International of London, as well as in the United States in the form of ADR (OTC Market).

JPMorgan	SG Investment Banking

The date of this document is February 5, 2002

The distribution of this document and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Persons receiving this document are required by PERNOD RICARD and the underwriters to familiarize themselves with, and to observe, any such restrictions. This document does not constitute an offer of, or an invitation to purchase any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Bonds, or the circulation or distribution of this document or any other offering material, where action for that purpose is required.

THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE *COMMISSION DES OPÉRATIONS DE BOURSE* AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE BONDS TO THE PUBLIC IN FRANCE.

The delivery of this document, or any sale made in connection with the offer of the Bonds, shall not under any circumstances imply that the information herein contained is correct at any time subsequent to the date hereof or that there has been no change in the affairs of PERNOD RICARD and its consolidated subsidiaries since the date of this document.

The Bonds and the shares to be issued upon conversion or delivered upon exchange of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The Bonds are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S under the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

This communication is directed only to persons who (i) are outside the United Kingdom or (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The offering is being conducted pursuant to the standards and requirements of French law.

No person has been authorized to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorized.

PERNOD-RICARD

A French limited liability company (*Société Anonyme*),
with a share capital of EUR 174,798,646
Registered Office : 142, boulevard Haussmann - 75379 Paris Cedex 08
Registered with the Paris Registry of Companies and Commerce under number 582 041 943
(58 B 4194)

PRELIMINARY PROSPECTUS
(*NOTE D'OPÉRATION PRÉLIMINAIRE*)

MADE AVAILABLE TO THE PUBLIC IN RESPECT TO THE ISSUE AND LISTING ON THE *PREMIER MARCHÉ* OF EURONEXT PARIS S.A. OF APPROXIMATELY EUR 425 MILLION TOTAL NOMINAL VALUE, WHICH MAY BE INCREASED TO EUR 488.75 MILLION OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES (*OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE, EN ACTIONS NOUVELLES OU EXISTANTES*)

A legal notice will be published in the *Bulletin des annonces légales obligatoires* on February 8, 2002.

COB

Visa of the Commission des Opérations deBourse

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code (Code Monétaire et Financier), the *Commission des Opérations de Bourse* granted visa no. 02-092, dated February 5, 2002, to this preliminary prospectus, in accordance with the provisions of its regulation 98-01. This preliminary prospectus has been drafted by the issuer and renders the signatories thereof liable. The visa does not imply approval of the suitability of the transaction or authentication of the accounting and financial items included. It has been granted after review of the relevance and consistency of the information given in light of the transaction offered to investors.

Warning

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de Commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.

This preliminary prospectus consists of:

- the reference document (*Document de Référence*) of PERNOD-RICARD, which was registered with the *Commission des Opérations de Bourse* on April 17, 2001, under the number R.01-115; and

- this preliminary prospectus (*Note d'Opération Préliminaire*).

Copies of this prospectus are available free of charge at the offices of the financial institutions in charge of the placement, as well as at the registered office of PERNOD-RICARD, 142, boulevard Haussmann, 75379 Paris Cedex 08.

JPMorgan **SG Investment Banking**

CHARACTERISTICS OF THE BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

NUMBER OF BONDS ISSUED

The bonds convertible and/or exchangeable into new or existing shares of the Company (the "Bonds") which are issued hereby will represent a total nominal value of approximately EUR 425 million, which may be increased by up to 15%, to a total nominal value of approximately EUR 488.75 million (which shall not be exceeded), in the case of exercise of the over-allotment option.

For information purposes, based on the market price of the PERNOD RICARD share on February 4, 2002 of EUR 85.50, the present issue would be represented by a number of Bonds of between 3,823,661 and 3,976,608, which may be increased to a number of between 4,397,210 and 4,573,099. Such amounts of Bonds, however, depend on the relevant market price of a PERNOD RICARD share at the time the final conditions of the Bonds are fixed, and may, therefore, be outside the ranges referred to above.

NOMINAL VALUE PER BOND

The nominal value per Bond, which will be fixed in the final prospectus (*Note d'Opération Définitive*), will include a premium of between 25% and 30% over the relevant market price of a PERNOD RICARD share at the time the final conditions of the Bonds are fixed.

ISSUE PRICE

Par value to be paid in full at the settlement date.

ISSUE DATE AND SETTLEMENT DATE

Expected to be February 13, 2002.

TERM OF THE BONDS

5 years and 322 days from the expected settlement date.

ANNUAL INTEREST

The Bonds will bear interest at a rate of 2.5% per annum, payable annually in arrears on January 1st of each year. Interest for the period between the Bond settlement date and December 31, 2002, will be payable on January 1, 2003 in an amount calculated pro rata temporis.

GROSS YIELD TO MATURITY

Between 4.10% and 4.60% as at the settlement date (in the absence of conversion and/or

exchange into shares and in the absence of early redemption).

REDEMPTION AT MATURITY

Redemption in full on January 1, 2008 at a price of between 110.40% and 113.82% of the nominal value of the Bonds.

EARLY REDEMPTION

Possible, at any time, at the Company's option

- by means of purchases on or off the stock exchange or by means of a public offer; or
- at an early redemption price which guarantees to the initial subscriber, after taking into consideration the coupons paid in previous years and the interest to be paid on account of the period running between the last interest payment date, and the date of redemption, a yield equivalent to that which would have been obtained on redemption at maturity if less than 10% of the Bonds issued remain outstanding.

EARLY REDEMPTION IN THE EVENT OF DEFAULT

The Bonds will be redeemable in the event of a default by the Company or one of its Significant Subsidiaries as defined in paragraph 2.2.7.6. ("Early Redemption of the Bonds in the Event of Default").

CONVERSION AND/OR EXCHANGE OF THE BONDS FOR SHARES

The Bondholders may request the conversion and/or exchange of the Bonds for PERNOD RICARD shares at any time, from the settlement date until the seventh business day preceding the date set for redemption, at the conversion/exchange ratio of one share per Bond, subject to the adjustments provided for in paragraph 2.5.7.3. ("Financial Transactions"). The Company may, at its option, deliver new and/or existing shares.

PREFERENTIAL SUBSCRIPTION RIGHTS AND PRIORITY SUBSCRIPTION PERIOD

The shareholders of the Company have waived their preferential subscription rights and no priority subscription period is applicable.

SUBSCRIPTION PERIOD

The final terms of the issue are expected to be fixed on February 5, 2002. Under such conditions, the offer will take place from February 5, 2002, up to February 8, 2002 inclusive, and may be closed without prior notice. Subscription by individuals should remain open from February 6, 2002, up to February 8, 2002 inclusive. In any event, the offer will remain open to individuals for at least three stock exchange trading days from the date on which the final conditions of the Bonds are fixed.

RIGHTS ATTACHED TO NEW SHARES ISSUED FOLLOWING CONVERSION OF THE BONDS

Shares to be issued on conversion shall bear all rights from the first day of the fiscal year in which the Bonds are converted.

RIGHTS ATTACHED TO EXISTING SHARES DELIVERED AFTER EXCHANGE OF THE BONDS

Shares delivered on exchange shall be existing ordinary shares conferring on their holders from the date of delivery all the rights attached to shares.

STOCK EXCHANGE PRICE OF ONE SHARE

On February 4, 2002: EUR 85.50.

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE PROSPECTUS AND THE AUDIT OF THE ACCOUNTS

1.1. PERSON RESPONSIBLE FOR THE PROSPECTUS

Patrick Ricard, Chairman of the Board of Directors (Président du Conseil d'administration).

1.2. CERTIFICATE

"To our knowledge, the information in this *Note d'Opération Préliminaire* is true and accurate. This document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position, financial results and prospects of PERNOD RICARD and its subsidiaries, as well as to the rights attached to the securities being offered. No information has been omitted that would alter the meaning of the contents of this document".

Patrick Ricard

Chairman of the Board of Directors

1.3. PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.3.1. For PERNOD RICARD

1.3.1.1. Appointed Statutory Auditors

Compagnie Consulaire d'expertise comptable Jean Delquié,
represented by Mr. Jean Delquié and Mr. Benoît Flechon,
84, boulevard de Reuilly - 75012 Paris

First appointed by the ordinary general shareholders' meeting of May 12, 1993, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2004.

Société d'Expertise Comptable A. & L. Génot Groupe RSM Salustro Reydel,
represented by Mr. Alain L. Génot,
Le Grand Pavois, 320, avenue du Prado - 13268 Marseille Cedex 08

First appointed by the ordinary general shareholders' meeting of June 11, 1987, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2004.

Cabinet Mazars & Guérard,
represented by Mr. Frédéric Allilaire and Mr. Xavier Charton,
Le Vinci, 4 allée de l'Arche - 92075 La Défense Cedex

First appointed by the ordinary general shareholders' meeting of June 11, 1987, appointment renewed for a term expiring at the end of the general shareholders' meeting, which will approve the financial statements for the financial year of 2003.

1.3.1.2. Substitute Statutory Auditors

Société Salustro Reydel,
8, avenue Delcassé - 75008 Paris
Mr. José Marette
Le Vinci, 4 allée de l'Arche - 92075 La Défense Cedex.

1.3.1.3. Certificate of the Statutory Auditors

(Free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statement and auditor's report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

As statutory auditors of PERNOD RICARD and in accordance with rule 98-01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this *Note d'Opération Préliminaire* relating to the historical financial statements of the Company, established for the purpose of the issuance of bonds convertible into new shares and/or exchangeable into existing shares, and the listing of such bonds on the *Premier Marché* of Euronext Paris SA

This *Note d'Opération Préliminaire* completes the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115, which included our report dated April 11, 2001.

The Company's Chairman of the Management Board, M. Patrick Ricard, was responsible for the preparation of this *Note d'Opération Préliminaire*. Our

responsibility is to report on the fairness of the information presented in this *Note d'Opération Préliminaire* relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in this *Note d'Opération Préliminaire* in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have uncovered, based on our general knowledge of the Company obtained during the course of our engagement. This document does not include distinct forecast data or information prepared through a structured process.

The individual financial statements and the consolidated financial statements approved by the Board of directors were audited in accordance with standards applicable in France by us for the financial years ended December 31, 1998, December 31, 1999 and December 31, 2000 and were certified without reservation or observation.

The interim financial statements, prepared under the responsibility of the Management Board of the Company, have been the subject of a limited review by us as of June 30, 1999, as of June 30, 2000 and as of June 30, 2001, in accordance with professional standards applicable in France. The report was not qualified and did not include an emphasis of matter paragraph.

The pro forma accounts of PERNOD RICARD for the years ended December 31, 1999, December 31,2000 and for the periods ended June 30,1999, June 30, 2000 and June 30, 2001, prepared by the Company have been reviewed by us in accordance with professional standards applicable in France. In the course of our review, which has been the subject of a report, we found that management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the transfer of Orangina-Pampryl-Yoo Hoo, the related pro forma adjustments give appropriate effect to those assumptions, and the accounting principles used are consistent with those used to prepare the most recent consolidated financial statements of PERNOD RICARD.

With respect to the pro-forma financial information contained in the present *Note d'Opération Préliminaire*, we draw attention to the fact that such financial information attempts to present the effect on historical accounting and financial information of the occurrence, at a date prior to its actual occurrence, of a given transaction or event. Such pro-forma financial information is thus not necessarily representative of the financial situation or the results that would have been recognised had the event actually occurred at

a date prior to that at which it actually occurred or was reasonably expected to occur.

Based on the procedures performed, we have nothing to report regarding the fairness of the information relating to the financial situation and the financial statements presented in this *Note d'Opération Préliminaire* prepared in connection with the issuance and listing on the *Premier Marché* of Euronext Paris SA of bonds convertible into new shares and/or exchangeable into existing shares.

Paris and Marseille, on February 4, 2002
The statutory auditors

Compagnie Consulaire d'expertise comptable Jean Delquié	**Société d'Expertise Comptable A. & L. Génot**	**Cabinet Mazars & Guérard**
	Groupe RSM Salustro Reydel	
Jean Delquié Benoît Flechon	**Alain L. Génot**	**Frédéric Allilaire Xavier Charton**

1.3.2. For Seagram

1.3.2.1. Certificate

The information relating to the Seagram Spirits and Wines Business (assets acquired by PERNOD RICARD and Diageo) for the fiscal years ended June 30, 2000 and June 30, 1999, contained in this prospectus at paragraph 7.2.3., comes and is translated from the following documents:

(i) The report called *Form* 10-K for the fiscal year ended June 30, 2000, Annual Report in accordance with articles 13 and 15 (d) of the Securities Exchange Act of 1934, registered with the Securities and Exchange Commission under number 1-2275, as signed by Frank Mergenthaler, First Vice-President, Finance and Head of Financial Services, on September 28, 2000.

(ii) The report called *Form* 8-K, registered with the Securities and Exchange Commission on August 17, 2000 under number 1-2275, in accordance with the Securities Exchange Act of 1934, as certified by Brian C. Mulligan on August 17, 2000.

The information relating to the Seagram Spirits and Wines Business (assets acquired by PERNOD RICARD and Diageo) for the fiscal years ended June

30, 2001 contained in this prospectus at paragraph 7.2.3. was derived from the management of the Seagram Spirits and Wines Business. These financial statements issued in accordance with US GAAP standards have not been reviewed by statutory auditors.

More generally the information relating to the assets acquired by PERNOD RICARD from the Seagram Spirits and Wines Business for 2001 contained in paragraph 7.2, was derived from the management of the Seagram Spirits and Wines Business. This information comes from the management accounts held for the Seagram Spirits and Wines Business and has not been reviewed by statutory auditors.

Furthermore, at the request of Vivendi Universal, it should be noted that such information relating to the Seagram Spirits and Wines Business as at June 30, 2001, un-audited and established in accordance with US GAAP standards, may not reflect ongoing results of such Business under PERNOD RICARD's ownership.

1.4. PERSON RESPONSIBLE FOR INFORMATION

Patrick de Borredon
Investor Relations Vice President
142, boulevard Haussmann - 75379 Paris Cedex 08
Telephone:(33) 1 40 76 77 12
Fax: (33) 1 45 62 59 40
E-mail: pdeborredon@pernod-ricard.fr

CHAPTER II

ISSUE AND ADMISSION TO THE *PREMIER MARCHÉ* OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING PERNOD RICARD SHARES

2.1. INFORMATION RELATING TO THE ISSUE

2.1.1. Authorizations

2.1.1.1. Shareholders' Meeting Authorizing the Issue

Having considered the report of the Board of Directors and the special auditor's report, and pursuant to the provisions of the *Code de Commerce* and, in particular, Article L. 225-129-III, the combined general shareholders' meeting of PERNOD RICARD (the "Company"), held on May 3, 2001, in compliance with the rules relating to quorum, and the requirements for voting for extraordinary general shareholders' meetings, in its third resolution:

- delegated to the Board of Directors all necessary powers to increase the capital, once or in several stages, in the amounts and at the times that it decides, on the French and/or international market, through public offerings, by issuing, either in euros or foreign currencies or any other unit of account determined by reference to a group of currencies, shares, bonds and/or securities providing immediate or future access, at any time or on a fixed date, to shares in the company by subscription, conversion, exchange, reimbursement, coupon entitlement or in any other way, with the exception of preference shares;

- set at twenty-six months the validity period of the present delegation, to run from the meeting held on May 3, 2001;

- decided to fix, as set forth hereafter, limits to the size of authorized issues, in the event the Board of Directors uses this delegation of power (noting that such limits also include the overall nominal amount of shares issued directly or indirectly pursuant to the second resolution relating to the issues that maintain preferential rights of subscription):

  - the overall nominal amount of shares that can be issued pursuant to these delegations shall not exceed a ceiling amount of FF 872,266,800 or EUR 132,976,216.43. Consequently, they shall not increase the capital of the company to an amount greater than FF 2,000,000,000 or EUR 304,898,034.47. This ceiling amount shall include the overall nominal value of additional shares that might be issued to maintain, pursuant to applicable legal provisions, the rights of holders of securities with rights to acquire shares;

  - the maximum nominal amount of securities representing indebtedness of the company that can be issued shall not exceed a ceiling amount of EUR 1,500 million or the equivalent in foreign currencies or in any other unit of account determined by reference to a group of currencies;

- decided to cancel the preferential subscription rights of shareholders to securities falling within the framework of this resolution, while leaving the

Board of Directors nevertheless with the option to confer on shareholders, within a time period and on the basis of the methods that it shall determine a priority subscription, for all or part of an issue, that shall not create transferable rights and that shall be applied proportionally to the number of shares possessed by each shareholder and that might include a subscription right for excess shares, it being specified that after this priority period, unsubscribed securities shall be offered to the public;

- acknowledged and decided, insofar as is required, that this delegation implies express waiver of shareholder preferential rights to subscribe to securities to which the issued securities give rights;
- decided that the amount acquired or that should be acquired by the Company for each of the shares issued in the framework of this delegation of power, after taking into account, in the event independent stock warrants are issued, the issuance price of such warrants, shall be at least equal to the average opening share price observed over ten consecutive stock market days selected from the twenty stock market days preceding the launch of the aforementioned securities, if necessary correcting this average to take into account the entitlement date;
- decided that the Board of Directors shall have all necessary powers to carry out, under the conditions provided for in law, the authorized issues of securities increasing the capital, to ascertain they have been implemented and effect the corresponding modifications to the statutes and, where applicable, to delegate to the Chairman all necessary powers to carry out the increase in capital, as well as to defer such increase within the limits and according to the methods that the Board of Directors may have previously determined.

2.1.1.2. Decision of the Board of Directors and of the Chairman

Pursuant to the authorization granted to it by the combined general shareholders' meeting of the Company, held on May 3, 2001, in its third resolution (taken in an extraordinary shareholders' meeting), the Board of Directors, in its meeting held on July 18, 2001, delegated to the Chairman the task of carrying out or postponing until December 31, 2001, the issue of bonds convertible and/or exchangeable into new or existing shares, without preferential shareholders' subscription rights, for up to a nominal amount of EUR 500 million and an increase in the nominal share capital resulting from the conversion of Bonds of EUR 132,976,216.43. The Board of Directors, in its meeting held on December 18, 2001, decided to renew such delegation until May 31, 2002.

By virtue of the delegation granted to him by the Board of Directors, the Chairman decided on February 4, 2002 to fix the terms and conditions of the issue as follows.

2.1.2. Number and Nominal Value of the Bonds – Proceeds of the Issue

2.1.2.1. Number and Nominal Value of the Bonds

The Bonds issued will represent a total nominal value of approximately EUR 425 million. However, in order to cover over-allotments, if any, the Company has granted to the Lead Managers and Bookrunners an option, which, if exercised, would lead the Company to increase the total nominal value of the issue by up to

15% (the "Over-Allotment Option"), to a total nominal value of approximately EUR 488.75 million (which shall not be exceeded).

For information purposes, based on the market price of the PERNOD RICARD share on February 4, 2002 of EUR 85.50, the present issue would be represented by a number of Bonds of between 3,823,661 and 3,976,608, which may be increased to a number of between 4,397,210 and 4,573,099. Such amounts of Bonds, however, depend on the relevant market price of a PERNOD RICARD share at the time the final conditions of the Bonds are fixed, and may, therefore, be outside the ranges referred to above. The amounts of Bonds will be included in the final prospectus ("*Note d'Opération Définitive*") which will be submitted to the *visa* of the *Commission des Opérations de Bourse.*

2.1.2.2. Proceeds of the Issue

The gross proceeds and the estimated net proceeds of the issue will be set out in the *Note d'Opération Définitive.*

The net proceeds of the issue will be paid to the Company after deducting from the gross proceeds the fees due to the financial intermediaries and legal and administrative costs.

2.1.3. Structure of the Issue

2.1.3.1. Offering

The Bonds, which are part of a global offering, will be offered:

- in France, to legal entities and individuals;
- outside France, the US, Canada and Japan, in accordance with the rules applicable to each jurisdiction in which the Bonds are offered.

No specific tranche of Bonds is designated for a particular market.

2.1.3.2. Selling Restrictions

The distribution of this prospectus and the offer or sale of the Bonds may, in certain countries, be subject to specific regulations. Persons in possession of this prospectus should familiarize themselves and comply, with any local restrictions.

The institutions responsible for the offering (see paragraph 2.1.7 hereafter "Financial Institutions Responsible for Placement") will comply with the laws and regulations in effect in jurisdictions in which the placement of the Bonds is made and, in particular, with the selling restrictions set forth below.

United Kingdom Selling Restrictions

Each institution involved in the offering agrees that:

(i) it has not offered or sold, and will not offer or sell, any Bonds in the United Kingdom, except to persons whose ordinary activities consist of acquiring, holding, managing or selling investments (as principal or agent) in the course of their business or otherwise in circumstances that have not resulted

and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 (the "FSMA") as amended;

(ii) it is an investment professional within the meaning of Article 19 (S) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company;

(iv) it has complied with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(v) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

United States Selling Restrictions

The Bonds and the shares of PERNOD RICARD to be issued upon conversion and/or delivered upon exchange of the Bonds, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and, may not be offered or sold in the United States of America.

The Bonds will be offered and sold exclusively outside the United States in offshore transactions in accordance with Regulation S of the Securities Act.

Terms used in the preceding two paragraphs have the respective meanings ascribed to such terms in Regulation S under the Securities Act.

Germany Selling Restrictions

Each institution involved in the offering acknowledges that no sales prospectus (Verkaufsprospekt) for the Bonds has been or will be published in Germany and each institution involved in the offering will comply with the German Securities Sales Prospectus Act (Verkaufsprospektgesetz) of December 13, 1990, as amended (the "Prospectus Act"). In particular, each institution involved in the offering undertakes not to offer or sell any Bonds in Germany, except based on one of the exemptions from the sales prospectus requirement set forth in the Prospectus Act.

Canada and Japan Selling Restrictions

Each institution responsible for conducting the offering agrees that it has not offered nor sold, and will not offer or sell, the Bonds in Japan or Canada.

2.1.4. Preferential Subscription Rights, Priority Subscription Period

The shareholders have expressly waived their preferential subscription rights to the Bonds at the combined general shareholders' meeting of May 3, 2001. This

decision includes an express waiver of their preferential subscription rights to the new shares to be issued on conversion of the Bonds.

No priority subscription period is applicable.

2.1.5. Intention of the Main Shareholders

La Société Immobilière et Financière pour l'Alimentation and SA Paul Ricard, which respectively hold 10,24% and 11,63% of the share capital of PERNOD RICARD, representing 16,66% and 19,00% of the voting rights, have indicated that they will not subscribe to the issue.

2.1.6. Subscription Period

The final terms of the issue are expected to be fixed on February 5, 2002. Under such conditions, the offer will take place from February 5, 2002 up to February 8, 2002 inclusive, and may be closed without prior notice. Subscription by individuals should remain open from February 6, 2002 up to February 8, 2002 inclusive. In any event, the offer will remain open to individuals for at least three stock exchange trading days from the date at which the final conditions of the Bonds are fixed.

2.1.7. Financial Institutions Responsible for the Placement

Subscription orders must be placed with J.P. Morgan Securities Ltd. or Société Générale, Joint Lead Managers and Joint Bookrunners or Crédit Agricole Indosuez Lazard Capital Markets, which are carrying out the placement.

2.2. TERMS AND CONDITIONS OF THE BONDS

2.2.1. Nature, Form and Delivery of the Bonds

The Bonds to be issued by PERNOD RICARD constitute neither bonds convertible into shares (*obligations convertibles en actions*), within the meaning of Articles L.225-161 et seq. of the *Code de Commerce,* nor bonds exchangeable for shares (obligations échangeables contre des actions), within the meaning of Articles L.225-168 and et seq. of the *Code de Commerce,* but rather constitute securities carrying rights to shares, within the meaning of Article L.228-91 et seq. of the *Code de Commerce.*

The Bonds will be issued in accordance with French law.

The Bonds will be in either bearer or registered form, at the option of the holders. The Bonds will in any event be credited to accounts (*inscrites en comptes*) held, as the case may be, by:

- Société Générale acting on behalf of the Company in respect of fully registered Bonds (*nominatifs purs*);
- an authorized financial intermediary *(intermédiaire financier habilité)* and Société Générale acting on behalf of the Company in respect of Bonds in administered registered form (*nominatifs administrés*);

- an authorized financial intermediary (intermédiaire financier habilité) in respect of Bonds in bearer form.

Settlement and delivery will take place through the Euroclear France RELIT-SLAB system of settlement and delivery (formerly Sicovam S.A.), code Sicovam [_____].

The Bonds will be accepted for clearance through Euroclear France, which will ensure the clearing of Bonds between account holders. The Bonds will also be accepted for clearance through the Euroclear Bank S.A./N.V. and Clearstream Banking, S.A.

It is expected that the bonds will be credited to the accounts (*inscrites en compte*) and transferable as from the settlement date.

2.2.2. Nominal Value of each Bond – Issue Price

The nominal value of the Bonds which will be fixed in the *Note d'Opération Définitive* will include a premium of between 25% and 30% over the relevant market price of a PERNOD RICARD share on the *Premier Marché* of Euronext Paris S.A. at the time the final terms are fixed. The Bonds will be issued at par i.e. at an issue price equal to 100% of their nominal value, payable in full on the settlement date.

The nominal value and the yield (see paragraph 2.2.8 below "Gross Yield to Maturity") of the Bonds will result from the comparison between the number of Bonds offered and investor demand, in accordance with the book-building method (*construction du livre d'ordre*) as developed by professional practice. Investors may, it they so desire, indicate the maximum amount of nominal value of the premium above which and/or the minimum yield below which they would not want to subscribe.

2.2.3. Issue Date

Expected to be February 13, 2002.

2.2.4. Settlement Date

Expected to be February 13, 2002.

2.2.5. Nominal Interest Rate

2.5%.

2.2.6. Annual Interest

The Bonds will bear interest at a rate of 2.5% per annum on their nominal value payable annually in arrear on January 1st of each year beginning with January 1, 2003 (each of these dates being an "Interest Payment Date"). For the period from the settlement date of the Bonds to December 31, 2002, an interest in an amount calculated pro rata temporis in the conditions hereafter described will be payable on January 1, 2003.

All interest payments relating to an interest period of less than one year will be calculated on a basis equivalent to the product of (i) the above annual interest rate, and (ii) the ratio of (a) the number of days accrued since the preceding Interest Payment Date (or if such is not the case, from the Bond settlement date) and (b) 365, or 366, depending on the exact number of calendar days included between the next Interest Payment Date and the same date of the preceding year.

Interest will cease to accrue from the date of redemption of the Bonds.

Claims in respect of interest will become void after a period of five years from the due date of such interest.

2.2.7. Redemption, Reimbursement

2.2.7.1. Redemption at Maturity

The Bonds will be redeemed in full on January 1, 2008. Based on the anticipated terms of the issue (issue price at par, bond issue date, bond settlement date, interest rate) the redemption price as calculated on the basis of the proposed yield (see paragraph 2.2.8 ("Gross Yield to Maturity")) should be between 110.40% and 113.82% of the nominal value of each Bond.

Claims in respect of the principal will become void after a period of 30 years from the due date of redemption.

2.2.7.2. Early Redemption by Repurchase or Public Offer

The Company reserves the right to redeem the Bonds at any time, without limitation on price or quantity, by repurchasing the Bonds, either on or off the stock exchange or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding.

2.2.7.3. Early Redemption at the Company's Option

1. The Company may, at its sole option, redeem at any time all of the Bonds outstanding at an early redemption price which guarantees to the initial subscriber, at the date of redemption, after taking into consideration the coupons paid in previous years and the interest to be paid on account of the period running between the last Interest Payment Date, and the date of redemption, a yield equivalent to that which he would have obtained on redemption at maturity, i.e. a yield between 4.10% and 4.60%, if less than 10% of the Bonds issued remain outstanding.

2. In the case specified in paragraph 1 above, the Bondholders shall remain entitled to exercise their right to convert/exchange the Bonds for the shares in accordance with the provisions set forth in paragraph 2.5 ("Conversion and/or Exchange of Bonds for Shares") below.

2.2.7.4. Publication of Information at the Time of Early Redemption or Redemption at Maturity

Information relating to the number of Bonds redeemed, converted or exchanged and to the number of Bonds still outstanding shall be provided each year to Euronext Paris S.A. for publication and may be obtained from the Company or the fiscal and paying agent.

In the event that the Company decides to redeem the Bonds upon or prior to maturity, a notice to that effect shall be published (if required by French regulations at that time) in the *Journal Officiel*, in a financial paper having a general distribution in France and in a notice issued by Euronext Paris S.A., at the latest one month prior to the redemption date.

2.2.7.5. Cancellation of Bonds

Bonds redeemed upon or prior to maturity, Bonds repurchased on or off the stock exchange or by way of public offer, as well as converted or exchanged Bonds, shall cease to be considered outstanding and shall be cancelled in accordance with French law.

2.2.7.6. Early Redemption of the Bonds in the Event of Default

Upon approval of a resolution passed by a majority of the Bondholders gathered in a general meeting, the representatives of the collective group of Bondholders (the "*Masse*") may, by written notice sent to the Company, with a copy to the centralizing agent, require that all the Bonds be redeemed at the early redemption price calculated in accordance with paragraph 2.3.7.3 ("Early Redemption at the Company's Option") under the following circumstances:

(a) in the event the Company fails to make payment of the interest due in respect of any Bond and the Company does not remedy such default within a period of 3 business days from such due date;

(b) if the Company fails to perform or observe any of its other obligations under the terms of the Bonds, and such failure is not remedied within 10 business days from the date on which written notice of such failure shall have been given to the Company by the representatives of the *Masse* of the Bondholders;

(c) if the Company or one of its Significant Subsidiaries (as defined below) fails to pay any amount due under any of its other indebtedness in respect of borrowed money (*dettes d'emprunt*) or guarantee in respect of borrowed money (*garantie d'emprunt*) when due, or by the end of any applicable grace period and if such indebtedness or guarantee exceeds EUR 10 million; or

(d) if a situation of early redemption were to arise with respect to any other indebtedness of the Company or of one of its Significant Subsidiaries (as defined below), and if such other indebtedness were to have consequently been declared subject to early redemption; or

(e) if the Company or any of its Significant Subsidiaries, (as defined below), should request the appointment of a conciliator (*conciliateur*) or enters into

an amicable settlement (*accord amiable*) with its main creditors or is subject to liquidation proceedings (*liquidation judiciaire*) or for the transfer of its entire business (*cession totale de l'entreprise*) or any other equivalent measure or procedure; or

(f) if the shares of the Company are no longer admitted to trading on the *Premier Marché* of Euronext Paris S.A. or on a regulated or similar market within the European Union; or

(g) in any other circumstance having, by virtue of the law or any competent jurisdiction, similar or equivalent effects to those of the above circumstances.

For the purposes of the above provisions, "Significant Subsidiary" is defined as a fully consolidated company in which the Company, directly or indirectly controls at least 50% of the voting rights and which (i) accounted for over 10% of the Company's consolidated turnover during the last financial year, or (ii) accounted for over 10% of the Company's consolidated assets at the end of the said financial year, or (iii) accounted for over 10% of the Company's consolidated pre-tax net income at the end of the said financial year.

2.2.8. Gross Yield to Maturity

The gross yield to maturity will be between 4.10% and 4.60% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity). It will be determined in accordance with paragraph 2.2.2. ("Nominal Value of each Bond-Issue Price").

On the French bond market, the yield to maturity is the annual rate that, at a given date, equals, at such rate and on a compound interest basis, the current value of all amounts payable and all amounts receivable under the Bonds (as defined by the Bond Standardization Committee (*Comité de normalisation obligataire*)).

The final prospectus will provide, for information purposes, a table that sets out the prices that a PERNOD RICARD share must reach on maturity date in order to provide, following conversion and/or exchange of the Bonds into shares, certain yield differentials in comparison with Treasury bonds (*Obligations assimilables du Trésor*) of the same maturity as well as the implied annual growth rate of the shares.

2.2.9. Term and Average Duration of Bonds

5 years and 322 days from the settlement date to the date of redemption at maturity (the average duration is identical to the term of the Bonds in the absence of conversion and/or exchange and early redemption of the Bonds).

2.2.10. Subsequent Issues of Fungible Bonds

If the Company subsequently issues new bonds having in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that terms and conditions of all such bonds so permit, consolidate such bonds of such subsequent issues with the Bonds thereby treating such bonds as the same issue for the purposes of trading and servicing.

2.2.11. Status and Negative Pledge

2.2.11.1. Status

The Bonds and the interest thereon constitute direct, general, unconditional, unsubordinated and unsecured obligations (*engagements chirographaires*) of PERNOD RICARD, and rank equally amongst themselves and *pari passu* with all other unsecured and unsubordinated indebtedness and guarantees, present and future, of PERNOD RICARD.

2.2.11.2. Negative Pledge

So long as the Bonds remain outstanding the Company undertakes not to grant any mortgage (*hypothèque*) over its present or future assets or real property rights, nor any pledge (*nantissement*) or other security interest on its present or future assets or income (*sûretés réelles*), in each case for the benefit of holders of other existing or future bonds without previously or simultaneously granting similar security and status to such Bonds. Such undertaking is given only in relation to bond indebtedness (*obligations*) and does not affect in any way the right of PERNOD RICARD to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

2.2.12. Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been guaranteed.

2.2.13. Underwriting

A syndicate of financial institutions managed by J.P. Morgan Securities Ltd and Société Générale, Joint Lead Managers and Joint Bookrunners, will underwrite the issue of Bonds pursuant to the terms of an underwriting agreement which shall be entered into with the Company, on the date the final terms of the issue have been fixed, which is February 5, 2002.

2.2.14. Rating

The Bonds will not be rated.

2.2.15. Representation of Bondholders

In accordance with Article L.228-46 of the *Code de Commerce,* the Bondholders will be grouped together in a collective group (the "*Masse*"), which shall have legal personality.

In accordance with Article L.228-47 of the *Code de Commerce*, the following acting representative of the *Masse* of Bondholders has been appointed:

Association de représentation des masses d'obligataires
Centre Jacques Ferronière
32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3
Represented by its President Mr. Alain Foulonneau,
residing at the same address.

The acting representative of the *Masse* will have the power, without restriction or reservation, to carry out, on behalf of the *Masse*, all actions of an administrative nature necessary to protect the interests of the Bondholders.

He will exercise his duties until its dissolution, resignation or the termination of his duties by a general meeting of the Bondholders or until he becomes unable to act. His appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. His appointment will be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made.

The acting representative of the *Masse* shall be entitled to a remuneration of EUR 500 per year, payable by the Company on December 31 of each year from 2002 to 2007 inclusive, until there are no further Bonds outstanding.

PERNOD RICARD will pay the remuneration of the representative of the *Masse* and will bear the costs of calling and holding general meetings of the Bondholders, publishing their decisions as well as the fees linked to the designation of the representative of the *Masse* according to Article L.228-50 of the *Code de Commerce*, all the administration and management costs of the *Masse* of Bondholders and of the costs of the general meetings of such *Masse*.

In the event that general Bondholders' meetings are called, such meetings shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting.

Each Bondholder shall have the right, during the period of 15 days prior to any general meeting of the *Masse*, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented at the meeting.

In the event that future issues give Bondholders identical rights to those of the Bonds and if the terms and conditions of such future bonds so permit, the holders of all such bonds shall be grouped together in a single *Masse*.

2.2.16. Tax Regime

Payments of interest and redemption of Bonds may be subject to deduction of withholding taxes and such taxes as the law imposes or may impose on the holders.

On the basis of current legislation, the following summary sets out the tax consequences that may be applicable to Bondholders. However, individuals or corporate entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Payments of interest to Bondholders who are non-residents of France for tax purposes will be exempted from withholding taxes under the conditions described in paragraph 2.2.16.2. ("Non-residents of France for Tax Purposes").

Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.2.16.1. Residents of France for Tax Purposes

1. Individuals holding Bonds as part of their private assets

(a) Interest and redemption premium

Income from the Bonds received by individuals holding the Bonds as part of their private assets are:

either included in the total income which shall be subject to income tax calculated on a progressive scale, and to which shall be added:

- the general social contribution of 7.5%, of which 5.1% is deductible from the taxable income (Articles 1600-0 C and 1600-0 E of the General Tax Code (Code général des impôts or "*CGI*")),
- the social levy of 2% (Article 1600-0 F bis III 1 of the *CGI*),
- the social debt repayment contribution of 0.5% (Article 1600 0 L of the *CGI*).

or, at the taxpayer's option, subject to final withholding at the rate of 15% (Article 125 A of the *CGI*), to which shall be added:

- the general social contribution of 7.5% (Article 1600-0 E of the CG1),
- the social levy of 2% (Article 1600-0 F bis III 1 of the CGI),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of the CGI).

(b) Capital gains

Pursuant to Article 150-0 A of the *CGI*, capital gains realized by individuals are subject to income tax, as of the first euro, if the aggregate amount of disposals of securities for the calendar year exceeds the threshold of EUR 7,650 per household, at the rate of 16% (Article 200 A 2 of the *CGI*), to which shall be added:

- the general social contribution of 7.5% (Articles 1600-0 C and 1600-0 E of the CGI),
- the social levy of 2% (Article 1600-0 F bis III 1 of the CGI),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of the CGI).

Capital losses incurred in one year can be offset against capital gains of the same type realized in the same year or in the five following years

on the condition that disposals exceeded the above mentioned threshold of EUR 7,650.

(c) Conversion and/or exchange of the Bonds into shares

See paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2. Legal entities subject to corporate tax

(a) Interest and redemption premium

Interest accrued on Bonds over the fiscal year is included in the income subject to corporate tax at the rate of 33 1/3%, or at the reduced rate of 25% for fiscal years beginning in 2001 or 15% for fiscal years beginning as from January 1, 2002, within the limit of EUR 38,120 of the taxable income for every twelve-month period for Companies meeting the requirements provided for in article 219-I.b of the *CGI*. In addition, a surcharge equal to 3% of the corporate tax is levied for financial years ending as of January 1, 2002 (Article 235 ter ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 ter ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax, with an allowance of EUR 763,000 for every twelve-month period. However, entities which have a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously as to at least 75% by individuals or by an entity meeting the same requirements of fully paid-up share capital, turnover and as to holding of share capital, are exempt from this contribution.

In accordance with Article 238 *septies* E of the *CGI*, companies holding Bonds must include a portion of the redemption premium in the taxable income of each of their financial years, each time this premium exceeds 10% of the acquisition or subscription price.

In applying these provisions, the redemption premium means the difference between the sums to be received from the issuer, excluding the linear interest paid per annum, and those paid on subscription or acquisition of the Bonds.

However, these provisions do not apply to Bonds whose average issue price was higher than 90% of the redemption value.

The taxable annuity is obtained by applying the yield determined at the date of the acquisition to the acquisition price, the price being each year increased by a portion of the capitalized premium on the anniversary of the redemption date. The yield is the annual rate which, on the acquisition date, equals at that rate and on a compound interest basis, the current value of the amounts to be paid and received.

(b) Capital gains

The disposal of Bonds results in a gain or loss to be included in the taxable income.

The amount of the gain or loss is equal to the difference between the disposal price and the acquisition price of the bonds increased, as the case may be, by the amounts of redemption premium already taxed and not as yet received and is subject to corporate tax, at the rate of 33 1/3% (or where applicable at the reduced rate of 25% or 15%). In addition, a surcharge equal to 3% of the corporate tax is levied for the financial years ending as of January 1, 2002 (Article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax, reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a company which meets the same requirements of fully paid-up share capital, turnover, and as to holding of share capital, are exempt from this contribution.

(c) Conversion and/or exchange of the Bonds into shares

See Paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2.2.16.2. Non-residents of France for Tax Purposes

(a) Income tax (interest and redemption premiums)

Bonds issued by French legal entities and denominated in Euro are deemed to be issued outside of France for the purpose of Article 131 quater of the *CGI* (*Bulletin Officiel des Impôts* 5 I-11-98, *Instruction* dated September 30, 1998). As a result, interest on the bonds which is paid to persons who have their tax domicile, or their registered office, outside France is exempt from mandatory withholding provided in Article 125-A-III of the *CGI*. Interest on the bonds is also exempt from social contributions.

(b) Capital gains

Taxation of capital gains does not apply to gains realized on sales of securities by persons who are not resident of France for tax purposes within the meaning of Article 4 B of the *CGI* or whose registered office is located outside France and who do not have a permanent establishment or fixed base in France, and as part of whose assets the Bonds are recorded) (Article 244 C of the *CGI*).

(c) Conversion or exchange of the Bonds into shares

See paragraph 2.5.6. ("Tax Regime on Conversion and/or Exchange").

2.3. LISTING AND TRADING OF BONDS

2.3.1. Listing

An application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for the settlement date.

No application for listing on another market has been made.

2.3.2. Restrictions on the Transferability of the Bonds

No restrictions are imposed on the transferability of the Bonds by the conditions of the issue.

2.3.3. Listing of Securities of the Same Type

None.

2.4. GENERAL INFORMATION

2.4.1. Paying Agent

Société Générale will centralize the fiscal and paying agent services for the issue (for the payment of interest, redemption of matured Bonds etc.).

Administrative service of the Bonds will be carried out by Société Générale.

2.4.2. Courts Having Jurisdiction in the Event of a Dispute

The courts having jurisdiction over disputes, in which the Company is the defendant, will be those within the same jurisdiction as the registered office of the Company and, in other cases, will be those designated in accordance with the nature of the dispute, unless otherwise provided by the French Civil Procedure Code (*Nouveau Code de Procédure Civile*).

2.4.3. Use of Proceeds

The proceeds will be used to refinance a portion of the debt that PERNOD RICARD incurred in connection with the acquisition of assets of the Seagram Spirits and Wines Business, completed December 21, 2001. This offering will allow PERNOD RICARD to reduce its interest charges.

2.5. CONVERSION AND/OR EXCHANGE OF BONDS FOR SHARES

2.5.1. Nature of Conversion and/or Exchange Rights

Bondholders shall have the right at any time from the settlement date of the Bonds until the seventh business day preceding the date set for redemption to receive, at the option of the Company, new and/or existing shares of the Company, ("Conversion/Exchange Right") which will be paid up or settled by way of set off against amounts owed under the Bonds, in accordance with the terms set forth below in paragraph 2.5.8 ("Treatment of Fractional Entitlement").

The Company may at its option deliver new and/or existing shares.

As at December 18, 2001, the Company:

- directly holds 2,022,210 of its own shares. Such shares are intended to be granted only to employees to whom share options have been allocated,
- indirectly holds 196,583 of its own shares.

The Company may also buy further existing shares and hold up to 10% of its authorized capital pursuant to the 5th resolution of the general shareholders' meeting of May 3, 2001 (in its ordinary form) authorizing the Board of Directors, for a period of 18 months, to buy, sell, transfer or exchange the Company's shares via market transactions or in any other way, in particular via the purchase of blocks of shares or the use of financial derivative instruments transacted on a regulated market or by private treaty, or the implementation of option strategies, for example put options, in amounts and under the terms and conditions established by market authorities. The share of the program carried out by the acquisition of blocks of shares could cover the entire repurchase program.

The objectives of the repurchase program are to provide securities upon exercise of rights attached to stock with rights to reimbursement, conversion, exchange, coupon entitlement, or, in any other way, entitling the holder to obtain shares of the Company, to regulate the share price by intervention in the market against the prevailing trend, to sell, exchange or transfer stock acquired in any way, depending on opportunities, to grant shares to employees of the company or the Group, either by the allocation of share options, or in the context of employee participation in the results of the company's expansion, or according to any other legal method designed to encourage employee saving, if necessary, to cancel shares with the aim of optimizing earnings per share and return on equity capital.

It will also be possible to cancel shares within the conditions provided by the law. This program was the subject of a Note d'Information which received visa n° 01-268 from the *Commission des Opérations de Bourse* on March 23, 2001.

2.5.2. Suspension of the Conversion/Exchange Right

In the event of an increase in share capital, an issue of securities conferring rights to receive shares of the Company, a merger (*fusion*) or spin-off (*scission*) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months. This right does not affect the Conversion/Exchange Right of the holders of Bonds called for redemption nor the exercise period outlined in paragraph 2.5.3. ("Exercise period and the Conversion/Exchange Ratio").

The Company's decision to suspend the Conversion/Exchange Right will be published in a notice in the *Bulletin des annonces légales obligatoires*. This notice will be published at least fifteen days before the date on which such suspension comes into force and will mention both the date on which the suspension comes into force and the date the suspension will end. This information will also be published in a financial paper having a general distribution in France and in a notice issued by Euronext Paris S.A.

2.5.3. Exercise Period and the Conversion/Exchange Ratio

Each Bondholder shall be entitled to exercise its Conversion/Exchange Right at any time from the Bonds' settlement date until the seventh business day preceding the date set for redemption, at a rate of one PERNOD RICARD share per Bond (the "Conversion/Exchange Ratio"), subject to Paragraph 2-5-7 ("Maintenance of Bondholder's Rights").

With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Right shall expire at the end of the seventh business day prior to the redemption date.

Any Bondholder who has not exercised his Conversion/Exchange Right prior to such date will receive the redemption price, determined under the conditions set out, as the case may be, in paragraph 2.2.7.1 ("Redemption at Maturity") or paragraph 2.2.7.3. ("Early Redemption at the Company's Option").

2.5.4. Exercise of the Conversion/Exchange Right

To exercise their Conversion/Exchange Right, Bondholders should make their request to the intermediary with whom their Bonds are registered (inscrits en compte). Société Générale will ensure the co-ordination of such requests.

Any request for the exercise of the Conversion/Exchange Right received by Société Générale in its capacity as centralizing agent during a calendar month (an "Exercise Period") will take effect on the earlier of the following two dates (an "Exercise Date"):

(i) the last business day of such calendar month; and

(ii) the seventh business day preceding the date set for redemption.

In respect of Bonds having the same Exercise Date, the Company shall be entitled, at its option, to choose between:

- the conversion of Bonds into new shares;
- the exchange of Bonds for existing shares;
- the delivery of a combination of new and existing shares.

All Bondholders having the same Exercise Date will be treated equally and will have their Bonds converted and/or exchanged, as the case may be, in the same proportion, subject to any rounding adjustments.

Bondholders will receive shares on the seventh business day following the Exercise Date.

2.5.5. Rights of Bondholders to Payments of Interest on the Bonds and Dividends with respect to Shares Delivered

In the event of an exercise of the Conversion/Exchange Right, no interest will be payable to Bondholders in respect of the period from the last Interest Payment Date preceding the Exercise Date to the date on which the shares are delivered.

The rights attached to new shares issued as a result of a conversion of the Bonds are set out in paragraph 2.6.1.1 ("New Shares Issued Pursuant to Conversion") below.

The rights attached to existing shares delivered as a result of an exchange of the Bonds are set out in paragraph 2.6.1.2 ("Existing Shares resulting from Exchange") below.

2.5.6. Tax Regime on Conversion and/or Exchange

Under current French legislation, the following tax regime applies.

2.5.6.1. Residents of France for Tax Purposes

2.5.6.1.1. Individuals Holding Securities as Part of their Private Assets

Any capital gain realized upon conversion of the Bonds into new shares, or exchange of the Bonds against existing shares, benefits from the tax deferral provided by Article 150-0 B of the *CGI*.

In the event of a subsequent transfer of shares, the net capital gain, calculated on the basis of the acquisition price or value of the Bonds (Article 150-0 D 9 of the *CGI*), is subject to the capital gains tax regime applying to the disposal of securities (see paragraph 2.2.16.1 "Residents of France for Tax Purposes").

2.5.6.1.2. Legal Entities Subject to Corporate Tax

(i) Regime regarding Conversion of Bonds into New Shares

Capital gains or losses realized on conversion of the Bonds benefit from the tax deferral provided for in Article 38-7 of the *CGI*.

On a subsequent transfer of the shares delivered upon conversion, the capital gain or loss attributed to such transfer will be calculated on the basis of the value for tax purposes that the Bonds were deemed to have had for the transferor.

Subject to a penalty equal to 5% of the sums deferred, the beneficiary legal entities must satisfy the annual disclosure requirements provided for by Article 54 septies I and II of the *CGI* until the expiry date of such deferral.

(ii) Regime regarding Exchange of Bonds for Existing Shares

The tax deferral regime does not apply to the exchange of Bonds into existing shares. In this case, any profit resulting from an exchange will be subject to corporate tax under the conditions specified by French law (see paragraph 2.2.16.1).

The same will apply in the case of an exchange or a delivery of both new and existing shares for a Bond.

2.5.6.2. Non-Residents of France for Tax Purposes

Capital gains realized on conversion of Bonds into new shares and/or on exchange of Bonds against existing shares by persons who are non-residents of France for

tax purposes or whose registered office is located outside France (and not having a permanent establishment or fixed base in France as part of whose assets the bonds are recorded) are not subject to tax in France.

2.5.7. Maintenance of Bondholders' Rights

2.5.7.1. Issuer's Obligations

In accordance with French law, PERNOD RICARD undertakes, for as long as any Bonds are outstanding, not to redeem its share capital nor to alter the way it allocates its profits. Nevertheless, PERNOD RICARD may create non-voting preferred shares on the condition that it reserves the rights of the Bondholders, as set forth in paragraphs 2.5.7.2 ("Capital Reduction Resulting from Losses") to 2.5.7.4. ("Publication of Information relating to Adjustments").

2.5.7.2. Capital Reduction Resulting from Losses

In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or the number of shares, the rights of Bondholders to receive shares will be reduced accordingly as if such Bondholders had been shareholders as of the date of issue of the Bonds.

2.5.7.3. Financial Transactions

As a result of the following transactions:

- issue of securities carrying quoted preferential subscription rights,
- increase in share capital by capitalization of reserves, profits or share premiums and distribution of bonus shares, or the subdivision or consolidation of shares,
- capitalization of reserves, profits or share premiums by increasing the nominal value of shares,
- distribution of reserves or premiums in cash or in securities,
- distribution to shareholders of any bonus financial instruments other than shares in the Company,
- takeover, merger, spin-off,
- repurchase of its own shares at a price higher than the market price,
- distribution of an exceptional dividend,

which the Company may carry out after the issue of the Bonds, the maintenance of the rights of Bondholders will be ensured by means of an adjustment of the Conversion/Exchange Ratio up to the maturity date or early redemption date, in accordance with the provisions set out below.

In the event of adjustments carried out in accordance with paragraphs 1. to 8. below, the new Conversion/Exchange Ratio will be calculated to 3 decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards). Any

subsequent adjustments will be carried out on the basis of such newly calculated and rounded up Conversion/Exchange Ratio. However, since the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified in paragraph 2.5.8. ("Treatment of Fractional Entitlement").

1. In the event of financial transactions conferring listed preferential subscription rights, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right} + \text{the price of the subscription right}}{\text{Share price ex-subscription right}}$$

   For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing on Euronext Paris S.A., on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange trading day falling in the subscription period during which the shares ex-subscription right and the subscription right are simultaneously quoted.

2. In the event of an increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or by the subdivision or consolidation of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of shares existing after the transaction}}{\text{Number of shares existing before the transaction}}$$

3. In the event of an increase in share capital by means of a capitalization of reserves, profits or share premiums effected by increasing the nominal value of the shares, the nominal value of the shares which may be delivered to Bondholders exercising their Conversion/Exchange Right will be increased accordingly.

4. In the event of a distribution of reserves or premiums in the form of cash or securities, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution}}{\text{Share price before distribution, less the amount distributed per share or the value of the securities distributed in relation to each share}}$$

For the purposes of calculating this formula, the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing on Euronext Paris S.A., on any other regulated or similar market on which the shares are listed) taken from the twenty consecutive stock exchange trading days on which the shares are quoted, chosen by the Company from the forty stock exchange trading days preceding the date of distribution; the value of securities distributed will be calculated as above if the securities are quoted on a regulated or similar market. If the securities are not quoted on a regulated or similar market before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange trading days on which the shares are quoted, chosen by the Company from the forty stock exchange trading days following the date of distribution, if the securities are quoted during the forty stock exchange trading days following their distribution or, in any other case, as determined by an independent expert of international repute chosen by the Company.

5. In the event of a free distribution of financial instrument(s) other than shares in the Company, the new Conversion/Exchange Ratio of shares will be determined as follows:

(a) if the right to free distribution of financial instrument(s) is listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-right} + \text{price of the right to receive securities}}{\text{Share price ex-right}}$$

For the purposes of calculating this formula, the prices of the shares ex-right and of the right to receive securities will be determined on the basis of the average opening prices quoted on Euronext Paris S.A. (or, in the absence of quotation on Euronext Paris S.A., on any other regulated or similar market on which the shares are both listed) of the shares and the right to the free distribution on the first ten stock exchange trading days on which the shares and the right to the free distribution are simultaneously quoted. In the event that this calculation were to result from less than five quotations, the calculation should be validated or made by an independent expert of international repute chosen by the Company.

(b) if the right to the free distribution is not listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex-right} + \text{the value of the financial instrument(s) attached to each share}}{\text{Price of the share ex-right}}$$

For the purposes of calculating this formula, the prices of the shares ex-right and of the financial instrument(s) attached to each share, if the latter are

quoted on a regulated or similar market, will be determined on the basis of the average of the opening prices quoted on ten consecutive stock exchange trading days following the date of distribution of such financial instruments during which the shares and the allotted financial instrument(s) are simultaneously quoted. If the financial instrument(s) is or are not quoted on a regulated or similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6. In the event that the Company is taken over by another company (*absorption*) or is merged with one or more companies forming a new company (*fusion*) or is spinned-off (*scission*), the Bonds will be convertible and/or exchangeable into shares of the acquiring or new company or of the beneficiary companies of a spin-off.

   The new Conversion/Exchange Ratio of shares will be determined by adjusting the Conversion/Exchange Ratio in effect prior to the relevant transaction by reference to the ratio of exchange of shares of the issuing Company against the shares in the acquiring or new company or the beneficiary companies of a spin-off. These companies will be substituted for the purpose of the above provisions, in order to preserve the rights of Bondholders, where applicable, in the case of financial transactions or transactions in securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

7. In the event of a buy-back by the Company of its own shares at a price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect by the following ratio, calculated to the nearest hundredth of a share:

$$\frac{\text{Share price} + \text{Pc}\ \% \times (\text{Buy-back price} - \text{Share price})}{\text{Share price}}$$

   Where:

   "share price" means the average quoted price over at least ten consecutive stock exchange trading days chosen from the twenty stock exchange trading days preceding the buy-back (or the option to buy-back).

   "Pc %" means the percentage of capital bought back.

   "buy-back price" means the actual price at which the shares are bought back (by definition, this will be higher than the market price).

8. Distribution of exceptional dividends

   If the Company pays out an Exceptional Dividend (as defined below) the new Conversion/Exchange Ratio of shares will be calculated as set out below.

   For the purposes of this paragraph 8, the term "Exceptional Dividend" means any dividend paid in cash or in kind to shareholders, where the total amount of such dividend (before withholding tax and without taking tax

credit (*avoir fiscal*) into account) (the "Relevant Dividend") and of all other cash dividends or dividends in kind paid to shareholders during the same fiscal year of the Company ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 5%.

In the context of the preceding paragraph, the term "Ratio of Distributed Dividends" means the sum of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalization the day preceding the corresponding distribution date. For the purpose of calculating, the market capitalization to be taken into account is equal to (x) the closing price of the Company's shares on Euronext Paris S.A. the day preceding the date of distribution of the Relevant Dividend or of each Previous Dividend multiplied by (y) the respective number of shares existing on each of such dates. Any dividends or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio of the shares by virtue of paragraphs 1 to 7 above are not taken into account for the purpose of this provision. The formula to calculate the new Conversion/Exchange Ratio of the shares in the event of payment of an Exceptional Dividend is as follows:

NRAA =RAA x (1 + RDD – 3%)

where:

- NRAA means the new Conversion/Exchange Ratio of the shares;
- RAA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the Ratio of Distributed Dividends as defined above.

Any dividend (if the case arises, reduced by a fraction of the dividend needed to calculate the new Conversion/Exchange Ratio for the shares in accordance with paragraphs 1 to 7 above) paid between the payment date of a Relevant Dividend and the end of the same fiscal year of the Company will lead to an adjustment using the following formula:

NRAA = RAA x (1 + RDD).

Where:

- NRAA means the new Conversion/Exchange Ratio of the shares;
- RAA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the complementary dividend; and
- RDD is obtained by dividing (i) the amount of the complementary dividend (reduced by a fraction of the dividend which gives rise to the adjustment of the Conversion/Exchange ratio in accordance with paragraphs 1 to 7 above) without taking into account any possible tax credits relating to it, by (ii) the market capitalization of PERNOD RICARD which is equal to (x) the closing price of the Company's shares on Euronext Paris S.A. the day before the distribution of the

complementary dividend times (y) the number of shares existing for the Company on that day.

In the event that the Company carries out transactions in respect of which an adjustment under paragraphs 1 to 8 above has not been carried out and where later French law or regulations would require an adjustment, the Company will carry out such an adjustment in accordance with the applicable laws and regulations and relevant market practice in effect in France at such time.

The Board of Directors shall report on the components of the calculation and on the results of any adjustment in the annual report following such adjustment.

2.5.7.4. Publication of Information relating to Adjustments

In the event of an adjustment, Bondholders will be notified of the new Conversion/Exchange Ratio by a notice published in the *Bulletin des annonces légales obligatoires*, in a financial paper having a general distribution in France and a financial paper circulated internationally, and in a notice issued by Euronext Paris S.A.

2.5.8. Treatment of Fractional Entitlement

Each Bondholder exercising its Conversion/Exchange Right under the Bonds may receive a number of PERNOD RICARD shares calculated by multiplying the total number of Bonds presented by the relevant Conversion/Exchange Ratio in effect on such day.

If the number of shares thus calculated is not a whole number, the Bondholder may request the delivery of:

- either the nearest whole number of shares immediately less than its entitlement; in which case the Bondholder will receive a cash payment equal to the value of such fractional share, calculated on the basis of the opening share price quoted on Euronext Paris S.A. on the last stock exchange trading day of the Exercise Period during which PERNOD RICARD shares were quoted;

- or the nearest whole number of shares immediately greater than its entitlement, provided that, in such case, the Bondholder pays to the Company an amount equal to the value of the additional fraction of the share requested, calculated on the basis set out in the preceding paragraph.

2.5.9. Notice to Bondholders

In the event of a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified prior to the commencement of such transaction by a notice published in the *Bulletin des annonces légales obligatoires*, in a financial paper having a general distribution in France and by a notice issued by Euronext Paris S.A.

2.5.10. Effect of Conversion and/or Exchange on Existing Shareholders

The information provided below, together with the terms and conditions of the transaction, will be included in the additional report prepared in accordance with Articles 155-2 and 155-3 of the decree of March 23, 1967. This additional report, containing information required by law together with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods applicable under French Law and will be brought to their attention at the next general shareholders' meeting.

For information purposes, on the assumption that all the Bonds issued are converted into new PERNOD RICARD shares, the effect of such conversion on the holding of a shareholder with a 1% interest in the Company's share capital prior to the issue and who does not subscribe for Bonds would be the following, such calculation being made on the basis of the number of shares making up the share capital as at December 31, 2001:

	Holding (%)
Before the issues of the Bonds	1
After the issue and conversion of 3,823,661 Bonds	0.936
After the issue and conversion of 4,573,099 Bonds	0.925

The final prospectus will set out the effect of the issue and conversion of the Bonds on the portion in the consolidated shareholders' equity on June 30, 2001 for the holder of a PERNOD RICARD share.

In the event that all the Bonds are exchanged for existing shares, the position of existing PERNOD RICARD shareholders of the Company will not be affected.

2.6. SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE RIGHT

2.6.1. Rights Attached to the Shares to be Delivered

2.6.1.1. New Shares Issued Pursuant to Conversion

Shares issued upon conversion of the Bonds shall be subject to all provisions of the Company's articles of association (*Statuts*) and will carry full dividend rights as of the first day of the financial year in which the Exercise Date took place. Such shares will entitle holders, in respect of such financial year and the following financial years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding financial year, or if none was distributed, following the annual general meeting called to approve the accounts of that financial year.

2.6.1.2. Existing Shares Resulting from Exchange

Shares delivered upon exchange of the Bonds shall be existing ordinary shares carrying for their holders, from the date of delivery, all the rights attached to ordinary shares, provided that in the case where the shares go ex-dividend between the Exercise Date and the delivery date, Bondholders shall not be entitled to such dividend nor a right to any compensation therefore.

2.6.1.3. General Provisions

Each new or existing share gives the right to an interest in the Company's assets, and in the distribution of the Company's profits and liquidation surplus in proportion to the part of the share capital represented by such share, taking account of whether any share capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal amount of shares and the rights of different types of shares.

Such shares are also subject to the provisions of the articles of association.

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French State.

2.6.2. Transferability of the Shares

No provision in the articles of association limits the transferability of the shares.

2.6.3. Nature and Form of the Shares

The shares shall be either in registered or bearer form at the option of the shareholder.

Whatever their form, the Company shares are required to be recorded in an account (*inscrites en comptes*) maintained by the Company or its agent or by an authorized intermediary. The rights of each holder will be represented by an entry of its name in an account maintained by Société Générale, in the case of fully registered shares, and by an intermediary of the holder's choice, in the case of administered registered shares or bearer shares.

2.6.4. Taxation of Shares

Under current legislation, the following is a summary of the taxation consequences which may apply to investors. Individuals and legal entities should nevertheless consult their usual tax advisers for details of the tax regime which applies to their particular case.

Non-residents of France for tax purposes should comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.6.4.1. Residents of France for tax purposes

1. Individuals holding their shares as part of their private assets

   (a) Dividends

   Dividends attaching to French shares, including a tax credit of 50%, are taken into account for the calculation of the total income of the

taxpayer in the category of income from securities. Dividends currently benefit from an annual allowance of EUR 2,440 for married couples subject to a joint tax assessment as well as for couples subject to joint tax assessment with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*) defined in Article 515-1 of the Civil Code, takes place, and EUR 1,220 for single persons, widows or widowers, divorced persons or married couples subject to separate tax assessment. These allowances do not apply when the net taxable income exceeds for single persons, widowers or divorced persons the amount of the higher bracket of the income tax scale (EUR 46,343 for the year 2001) and twice this amount for married taxpayers subject to a joint tax assessment (EUR 92,686 for the year 2001). Dividends, as well as related tax credits, are currently subject to income tax on a progressive scale, to which shall be added without any allowance:

- the general social contribution of 7.5%, of which 5.1% is deductible from the taxable income (Articles 1600-0 L and 1600-0 E of *CGI*),
- the social levy of 2% (Article 1600-0 F bis III 1 of *CGI*),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of *CGI*).

The tax credit attached to dividends is offset against the total amount of income tax payable or is repayable if it exceeds the amount of income tax.

(b) Capital gains

Pursuant to Article 150-0 A of the *CGI*, capital gains realized by individuals are subject to income tax, from the first euro, if the aggregate amount of disposals of securities for the calendar year exceeds the threshold of EUR 7,650, at the rate of 16% (Article 200 A 2 of *CGI*), to which shall be added:

- the general social contribution of 7.5% (Articles 1600-0 C and 1600-0 E of CGI),
- the social levy of 2% (Article 1600-0 F bis III 1 of CGI),
- the social debt repayment contribution of 0.5% (Article 1600-0 L of CGI).

Capital losses can be offset against capital gains of the same type realized in the same year or in the five following years so long as the threshold of EUR 7,650 mentioned above has been exceeded.

(c) Special regime for share saving plans

Shares issued by French companies are eligible as assets to be held in a share saving plan (*Plan d'épargne en Actions*), established by law no. 92-666 of July 16, 1992.

Subject to certain conditions, the dividends received and the capital gains realized are exempt from income tax, but remain nevertheless subject to the social levy, the general social contribution and the social debt repayment contribution.

The table below summarizes the different taxes applicable as at January 1, 2002 on the basis of the closing date of the plan:

Duration of the share savings plan	Social levy	General social contribution	Social debt repayment contribution	Income tax	Total
Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%
More than 5 years	2.0%	2.0%	0.5%	0.0%	10.0%

(1) Over the whole amount where the threshold for disposals has been exceeded.

2. Legal entities subject to corporate tax

(a) Dividends

Dividends received by legal entities subject to corporate tax, together with a tax credit equal to 15% of the value of dividends paid for tax credits used as of January 1, 2002, are included in the income subject to corporate tax at the rate of 33 1/3%, or, where applicable, at the reduced rate of 25% or 15%. The tax credits may be increased by an amount corresponding to 70% of the French equalization tax (*précompte*) paid by the company distributing the dividends, other than any such tax due by reason of a distribution paid out from the long-term capital gains reserved for tax credits used as of January 1, 2002. In addition, a surcharge equal to 3% of the corporate tax applies for financial years ending as of January 1, 2002 (article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a company meeting the requirements of fully paid-up capital, turnover and holding of capital are exempt from this contribution.

Where the company fulfils the above conditions and has opted for the parent company tax regime pursuant to Articles 145, 146 and 216 of the *CGI*, the dividends received are not taxed, except for a portion of expenses and fees equal to 5% of the gross dividends (tax credits included). The tax credits attaching to these dividends cannot be offset

against corporate tax, but may be offset against the *précompte*, in which case the tax credit is equal to 50% of the dividends received.

(b) Capital gains

The disposal of shares, other than equity participations, results in a gain or loss included in the taxable income, subject to corporate tax at the rate of 33 1/3 %, or, where applicable, at the reduced rate of 25% or 15%. In addition a surcharge equal to 3% of the corporate tax applies, for financial years ending as of January 1, 2002 (Article 235 *ter* ZA of the *CGI*).

A social contribution of 3.3% also applies (Article 235 *ter* ZC of the *CGI*). This contribution is calculated on the amount of the corporate tax reduced by an allowance of EUR 763,000 for every twelve-month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and held continuously for up to at least 75% by individuals or by a company meeting the requirements of fully paid-up capital, turnover and holding of capital are exempt from this contribution.

Capital gains arising from the disposal of equity participations or of shares which are treated for tax purposes as equity participations are eligible for the long-term capital gains regime provided that they have been held for two years and provided a special reserve for long-term capital gains is created and are taxable at the rate of 19%, or, where applicable, at the reduced rate of 15%, within the limit of EUR 38,120 of taxable income, for fiscal years beginning as of January 1, 2002. In addition, a surcharge equal to 3% of the corporate tax is levied, for fiscal years ending as of January 1, 2002 (Article 235 ter ZA of the *CGI*). A social contribution of 3.3% may also apply (Article 235 ter ZC of the *CGI*).

Shares which are accounted for as equity participations and, subject to certain conditions, shares purchased pursuant to a public take-over bid or offer of exchange, as well as shares which benefit from the parent subsidiary tax regime or whose acquisition price is at least equal to EUR 22,800,000 are deemed to be equity participations.

2.6.4.2. Non-Residents of France for Tax Purposes

(a) Dividends

Dividends distributed by companies having a registered office in France are subject to a withholding tax of 25% when the tax domicile or registered office of the beneficial owner is outside France.

Under certain conditions, this withholding tax may be reduced or even eliminated under the applicable international tax treaties or pursuant to Article 119 ter of the *CGI* and the tax credit (avoir fiscal) may be transferred pursuant to such treaties.

As an exception, dividends from a French source paid to persons who do not have their tax domicile or registered office in France and who are entitled to transfer the

tax credit pursuant to a tax treaty for the avoidance of double taxation shall only be subject, as of the payment date, to withholding tax applicable at the reduced rate provided for by the treaty, provided notably that the relevant persons prove, before the date of payment of the dividends, that they are resident of a state which has entered into a treaty with France within the meaning of the relevant treaty (Bulletin Officiel des Impôts 4 J-1-94, instruction dated May 13, 1994).

The tax credit at the rate of 50% or 40% is, where applicable, refunded subject to the deduction of the applicable withholding at source applicable at the rate provided for in the tax treaty.

(b) Capital gains

Gains arising from the disposal of shares by persons who are not resident of France for tax purposes or whose registered office is outside France (and not having a permanent establishment or fixed base in France, as part of whose assets the shares are recorded) and who have not held at any time, directly or indirectly, alone or together with the members of their family, more than 25% of the rights attaching to the shares of the company during the five years preceding the sale, are not subject to French tax (Articles 244 bis B and 244 bis C of the *CGI*).

2.6.5. Listing of Allotted Shares

Application will be made to list the new shares issued as a result of conversion periodically on the *Premier Marché* of Euronext Paris S.A. Existing shares that have been exchanged shall be immediately tradable.

2.6.6. Place of Listing

2.6.6.1. Assimilation of New Shares

The PERNOD RICARD shares are listed on the *Premier Marché* of Euronext Paris S.A.

Application shall be made to list the new shares issued as a result of the conversion of the Bonds for trading on the *Premier Marché* of Euronext Paris S.A. as of the date on which they carry full dividend rights either directly on the same line with the existing shares or, initially, on another line.

2.6.6.2. Other Markets and Places of Listing

PERNOD RICARD shares are also listed on the Frankfurt Stock Exchange. The shares are traded on the SEAQ International of London, as well as in the United States in the form of ADR (OTC market).

2.6.6.3. Volume of Transactions and Movements of the Share Price

The table in paragraph 3.3 below shows the movements of the share prices and the volume of transactions in PERNOD RICARD shares on the *Premier Marché* of Euronext Paris S.A. over the last 18 months.

CHAPTER III

GENERAL INFORMATION ABOUT PERNOD RICARD

The information contained in this Section and relating to PERNOD RICARD is set forth in the reference document registered on April 17, 2001 with the *Commission des Opérations de Bourse* (French stock exchange regulatory agency) under number R.01-115. The information set forth below supplements the information contained in the *Document de Référence.*

3.1. CHANGES IN SHARE CAPITAL

The information contained in this section on PERNOD RICARD's share capital reflects the situation as of December 18, 2001

3.1.1. Conversion of Share Capital into Euros

On July 18, 2001, acting under authority granted by the Joint Shareholders' Meeting of PERNOD RICARD held on May 3, 2001, the Board of Directors restated the amount of the share capital in Euros by converting the par value of the shares of capital stock and thereby increased the amount of share capital by 18,870,754.34 FRF, raising it from 1,127,733,200 FRF to 1,146,603,954.34 FRF, or 174,798,646 Euros, by capitalization of reserves.

PERNOD RICARD also deleted all references in its Articles of Association to the par value of its shares.

The share capital consists of 56,386,660 shares without par value.

3.1.2. Breakdown of Share Capital as of December 18, 2001

Shareholders	Shares		Voting Rights	
	Number	%	Number	%
S.A. Paul Ricard (1)	6 558 537	11.63%	12 596 369	19.03%
Société Immobilière et Financière pour l'Alimentation (SIFA) (2)	5 772 299	10.24%	11 045 699	16.69%
Group Employees	1 342 915	2.38%	2 120 583	3.20%
Silchester International Investors Ltd* (UK) (3)	2 757 349	4.89%	2 757 349	4.17%
Fidelity Investments** (USA) (4)	2 833 687	5.03%	2 833 687	4.28%
Self-held shares	2 218 793	3.93%	0	0.00%
• *directly held****	*2 022 210*	*3.58%*	*0*	*0.00%*
• *indirectly controlled*	*196 583*	*0.35%*	*0*	*0.00%*
Public	34 903 080	61.99%	34 844 865	52.63%
TOTAL	56 386 660	100.00%	66 198 552	100.00%

* After filing statement showing decrease below 5% (CMF [*Conseil des Marchés Financiers* – French securities regulatory agency] notice 201C1130 dated September 11, 2001)

** After filing statement showing an increase over 5% (CMF notice 201C1482 dated December 20, 2001)

*** These shares are held in reserve exclusively for use in connection with existing stock option plans still in effect for certain employees

(1) S.A. PAUL RICARD is wholly owned by the Ricard family

(2) SIFA is owned principally by Société Générale Group, with an equity stake of 47 %. Among other shareholders PERNOD RICARD Group owns, through its subsidiary SANTA LINA, an indirect minority interest in SIFA's equity capital.
Under an agreement with Société Générale, Société Générale Group granted SANTA LINA, an unlisted subsidiary of PERNOD RICARD, a preferential right on the SIFA shares it owns, should it wish to sell them. Similar provisions apply with respect to the interest owned by SANTA LINA in Société Générale. This provision also applies in the event of a public tender offer, in which case PERNOD RICARD Group in addition has a right of substitution. This agreement was made for an indefinite term.

(3) Acting on behalf of institutional investors and mutual funds managed by SILCHESTER.

(4) Acting on behalf of mutual funds managed by FIDELITY INVESTMENTS.

3.1.3. Potential Equity Capital

Resolutions approving capital increases and issues of securities convertible into shares of capital stock (pages 91 to 96 of the reference document) were adopted by the combined shareholders' meeting held on May 3, 2001.

As of the date hereof PERNOD RICARD'S Board of Directors has not used this authority, except to undertake this issue.

In addition a stock option plan has been adopted, which is described hereinbelow.

3.1.4. Stock Options Granted to PERNOD RICARD Employees

Stock Options have been granted to upper level management employees with significant responsibilities within the Group. As of December 18, 2001, the option plans in effect have the following characteristics:

Date of Approval by Shareholders' Meeting	Date of Allotment by Board of Directors	Term of Options	Number of Beneficiaries	Number of Options Granted	Options Granted to Managers of PERNOD RICARD SA Out of Total	Price	Number of Options Exercised in 2001	Options Unexercised as of December 18, 2001
12 May 93*	04 Oct 94	10 yrs	218	775,130	75,600	307.34 FRF	189275	263000
12 May 93	19 Dec 96	10 yrs	297	842,000	92,400	266.00 FRF	69400	562,000
12 May 93	19 Dec 97	10 yrs	160	244,596	65,196	301.00 FRF	0	240,285
05 May 98*	28 Jan 99	10 yrs	183	233,084	31,135	56.70 EUR	0	233,084
05 May 98*	27 Jan 00	10 yrs	180	266,842	44,299	59.90 EUR	0	266,842
05 May 98*	27 Sept 00	10 yrs	2	60,000	60,000	54.50 EUR	0	60,000
05 May 98*	19 Dec 00	10 yrs	204	299,925	48,420	58.30 EUR	0	299,925
03 May 01*	19 Sept 01	10 yrs	10	97,074	0	78.65 EUR	0	97074
03 May 01**	18 Dec 01	10 yrs	367	665658	126,535	77.00 EUR	0	665658

* Options to purchase existing shares
** Options to subscribe to newly issued shares

3.2. PURCHASE OR SALE OF COMPANY SHARES

The resolution authorizing the Board of Directors to deal in the Company's shares and repurchase up to 10 % of the Company's share capital was adopted by the combined shareholder's meeting held on May 3, 2001. This repurchase program was the subject of a *Note d'Information* which received visa n° 01-268 from the *Commission des Opérations de Bourse* on March 23, 2001.

During the 1st quarter of 2000 PERNOD RICARD began purchasing its shares on the market. These purchases involved 4% of the share capital, or 2 256 660 shares, acquired at the Weighted Average Price (*Prix Moyen Pondéré* ("WAP")) of EUR 54.98. Out of this total, 456 999 shares were allocated to technical reserves of the various stock option plans established between September 27, 2000

and September 19, 2001. The balance, *i.e.*, 1 799 661 shares, was sold on the market. These sales commenced in December 2000 and ended on August 29, 2001. The average sale price was 78.86 EUR.

3.3. VOLUME OF TRANSACTIONS AND CHANGES IN TRADING PRICE OF SHARES

The table set forth below shows the trading price and volume of trading activity in the Company's shares (Sicovam Code 12 069) on the *Premier Marché* of Euronext Paris S.A.:

Month	High (in euros)	Low (in euros)	Daily Average Number of Shares Traded	Daily Average Amount of Money Traded (in thousands of Euros)
2000				
January	58.90	54.25	118 938	6 634
February	56.70	47.00	93 157	4 887
March	53.60	43.33	166 963	8 242
April	54.60	48.20	99 475	5 123
May	63.30	50.00	252 278	14 411
June	64.00	56.60	102 023	6 172
July	60.15	55.95	102 643	5 957
August	61.55	56.60	85 296	5 096
September	61.00	51.60	60 253	3 343
October	58.30	51.20	103 767	5 699
November	65.10	52.70	186 715	10 899
December	74.50	59.00	304 994	20 833
2001				
January	80.00	71.60	286 063	21 622
February	79.00	72.10	172 804	12 886
March	80.75	67.20	129 887	9 713
April	78.30	72.15	134 108	10 119
May	81.20	73.75	158 346	12 362
June	85.00	79.10	194 064	16 067
July	84.90	77.30	121 773	9 926
August	88.95	82.40	232 023	20 035
September	87.40	67.50	198 594	15 582
October	84.00	72.10	157 818	12 415
November	83.60	71.30	181 481	14 206
December	88.90	80.00	169 047	14 132

Source: Fininfo

CHAPTER IV

INFORMATION ON PERNOD RICARD'S BUSINESS

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115.

This information is correct as of the date hereof. It is supplemented by the information set forth in Section VII of this prospectus.

CHAPTER V

ASSETS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OF PERNOD RICARD

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115.

Such information remains correct, as of the date hereof, subject to the matters set forth below and the information set forth in Section VII. The Company's consolidated financial statements as of June 30, 2001 are set forth hereinafter.

5.1. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2001

During the first six months of 2001, PERNOD RICARD Group's business operations continued their growth, with consolidated sales increasing by +7.4 %. This growth is, in particular, linked to the dynamic growth in the wines and spirits segment, which showed organic growth of +11.8 %.
In a strongly competitive world market, PERNOD RICARD Group's leading brands (*Ricard®*, *Jameson®*, *Havana Club®*, *Jacob's Creek®*, among others) showed growth of 11 % to 25 % compared to the 1st half of 2000, proof of their significant growth potential. Sales growth of *Ricard®* was partly due to a build up of trade stocks in Spain, but it still remains promising, with a rate of 5 % over the last 12 months on a rolling basis.

PERNOD RICARD Group, in addition, strengthened its growth during this sixth month period through acquisition activities, acquiring an additional 40 % stake in Agros, thus raising its interest to 77 % of its share capital, and by acquiring control, through the privatization process, of Polmos Poznan, which includes ownership of the *Vodka Wyborowa®* brand.

PERNOD RICARD Group also divested itself of non-strategic operations:

- through the sale of the Italian companies Italcanditi and San Giorgio Flavors by SIAS, as well as various companies owned by Agros (Poland),
- by pursuing the sale process to Cadbury Schweppes Group of Yoo-Hoo, and Orangina Pampryl, the Workers' Committee of which approved the proposal on last August 23,
- by beginning the process of selling its distribution subsidiaries (BWG) and its fruit processing subsidiaries (SIAS).

Sales Operations

PERNOD RICARD Group's wines and spirits brands shared an overall volume growth during the first six months of 2001 of +5.2 %, as compared to the first half of 2000.

In France, in a stable spirits market, PERNOD RICARD Group brands confirmed their dynamic growth and gained market share. To be noted in particular is the volume growth of *Ricard*® (+5.1 %), *Pastis*® 51 (+4.5 %), and *Clan Campbell*® (+17.5 %) and *Jameson*® (+19.0 %).

In other European domestic markets *Havana Club*®, *Jameson*®, *Clan Campbell*®, *Ramazzotti*® and *Jacob's Creek*® continued to grow at a steady pace. *Larios*® gin, on the other hand, was affected by particularly high sales in 2000 and disagreements with wholesalers in Spain.

In the U.S. *Wild Turkey*® declined, because of falling inventories at the wholesale level, while *Jacob's Creek*®'s volumes grow by nearly +32 %.

Taken as a whole, non-alcoholic beverages (excluding *Agros*®) declined by -5%, in particular because of the drop in *Orangina*® (-9 %) and the relative stability of *Yoo-Hoo*® (+1 %).

In the fruit processing segment, sales of *Agros*® grew strongly (+27.6 % excluding currency effect), while SIAS's business, on a constant basis, grew only slightly (+1.7 %), a consequence of contrasting results between Europe (-2.5 %) and the rest of the world (+4.2 %).

PERNOD RICARD Group Financial Results

Sales, before duties and taxes were 2 189 MEUR, up + 7.4 % over the first half of 2000.

After taking into consideration consolidation scope effects (-0.2 %) and currency effects (+ 0.5 %), organic growth was + 7.1 %.

As a consequence of the good results described above, wine and spirits operations showed strong growth: +11.5 %, as a result, especially, of operations outside France, which grew by +12.7 %. In the wholesale grocery distribution sector, turnover was up 16% of which organic growth was up 12.6%, excluding currency and consolidation scope effects while the fruit processing sector showed a decline in sales of –4.2 % (-2.6 % excluding currency and consolidation scope effects).

The portion of sales realized outside of France continued to grow during the last six months, reaching 76.1% of PERNOD RICARD Group's consolidated sales.

Gross margin rose to 1,030.8 MEUR, up +7.0 %, a growth rate slightly below the sales growth, due to changes in the sales mix, which relates to the development of Distribution operations which was achieved faster than for other segments, and, in Europe, to price increases in alcohol costs, which were partially offset by price increases.

Marketing and distribution expense, at 509.9 MEUR, grew, on a like for like basis and excluding currency effects, at +8.7 %, because of the increase in publicity and promotional expenditure, which is a priority investment for the Group's strategic brands.

Internal growth of production costs and overhead expenses was contained during the sixth month period at +3.8 %.

Consequently, operating profit rose by +9.8 % to 181.4 MEUR, however in an uneven manner, depending on operations:

- the wine and spirits business saw operating profitability improve by 16.2%, increasing the importance of this segment to 70% of consolidated operating profits of the PERNOD RICARD Group,
- Processed Fruits operations were stable,
- on the other hand, Distribution operations declined by –6.9 % to 18 MEUR, a consequence of the negative effects of the hoof-and-mouth disease epidemic in the U.K. and the change in tax policy on tobacco products.

Financial charges declined significantly to 12.8 MEUR, as compared to 18.2 MEUR in 2000, mainly because of a rise in dividends received from Société Générale by Santa Lina, an unlisted subsidiary of PERNOD RICARD SA, a slight decrease in average debt load, and, finally passive foreign exchange.

Thus, pre-tax profit amounted to 168.6 MEUR, up +14.7 % as compared to 2000.

Exceptional income was –9.6 MEUR, as compared to –15.8 MEUR in 2000. It essentially reflects reserves for reorganizations, essentially in France, offsetting capital gains realized by both financial and operational divestitures.

The impact of company income tax fell by 1.0 MEUR, mainly because of the decline in the legal rate in various countries, including France from 37.7 % to 36.4 %, lightly taxed capital gains, and loss-making operations, not producing tax savings, less significant than as of 30 June 2000.

PERNOD RICARD Group's share of net income thus rose +29.7 % to 104.7 MEUR.

PERNOD RICARD S.A Earnings

Operating income of PERNOD RICARD SA, parent company of PERNOD RICARD Group, essentially consist of royalties paid to it for use of trademarks granted and rebillings for purchases of media space to the subsidiaries. The operating income came to 35 MEUR, as compared to 33 MEUR as of June 30, 2000.

The financial income came to 119.0 MEUR, as compared to 63.1 MEUR at the end of June 2000. This increase can be explained essentially by the increase in investment proceeds coming from COMRIE and CFPO.

Exceptional income came to +31.8 MEUR, as compared to –1.8 MEUR in 2000. It results mainly from the gain realized on the sale of the Company's own shares (+34.6 MEUR) in exchange for the reorganization of CRPR.

Net income thus came to +137.8 MEUR as of 30 June 2001, as compared to 59.4 MEUR as of 30 June 2000.

5.2. SIX MONTH CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2001

Consolidated Income Statement (June 30, 2001)
(in millions of Euros)

	Jun 30, 01	Jun 30, 00	Dec 31, 00	Jun 30, 01 vs. Jun 30, 00	
Net sales excluding taxes and duties	**2 189.0**	**2 037.9**	**4 382.0**	**151.1**	**7.4%**
Cost of goods sold	(1 158.2)	(1 074.6)	(2 293.3)	(83.7)	7.8%
Gross margin	**1 030.8**	**963.4**	**2 088.7**	**67.4**	**7.0%**
Marketing and distribution costs	(509.9)	(469.1)	(996.9)	(40.8)	8.7%
Production costs and overhead	(339.4)	(329.0)	(670.7)	(10.4)	3.1%
Operating profit	**181.4**	**165.2**	**421.1**	**16.2**	**9.8%**
Net interest expense	(12.8)	(18.2)	(52.2)	5.4	-29.5%
Pretax profit before exceptional items	**168.6**	**147.0**	**368.9**	**21.6**	**14.7%**
Exceptional items	(9.6)	(15.8)	(53.4)	6.2	-39.4%
Income taxes	(41.1)	(42.1)	(97.2)	1.0	-2.4%
Interest in earning of equity companies	(0.2)	2.9	2.1	(3.1)	-105.3%
Net income before amortization of goodwill	**117.8**	**92.0**	**220.4**	**25.8**	**28.0%**
Amortization of goodwill	(11.0)	(10.4)	(20.4)	(0.6)	5.3%
Net income before minority interests	**106.8**	**81.6**	**200.0**	**25.2**	**30.9%**
Minority interests	2.1	0.9	5.0	1.3	146.8%
Net income	**104.7**	**80.8**	**195.0**	**23.9**	**29.7%**

Earnings per share* (EUR)

Pretax profit	2.99	2.61	6.54	0.38	14.7%
Net earnings (Group share)	1.86	1.43	3.46	0.43	29.7%

* Number of shares in 1999, 2000, and 2001: 56,386,660

Consolidated Balance Sheet (June 30, 2001)
(in millions of Euros)

Assets:	Jun 30, 01			Dec 31, 00	Dec 31, 99
	Gross value	*Amortization and provisions*	*Net value*	*Net value*	*Net value*
Fixed assets					
Intangible assets	708.4	74.5	633.8	591.5	548.7
Property, plant and equipment	1 708.6	903.3	805.3	816.1	685.2
Goodwill	534.0	155.2	378.9	396.0	367.9
Investments	194.6	13.0	181.6	184.7	313.1
Total fixed assets	**3 145.5**	**1 146.0**	**1 999.5**	**1 988.3**	**1 914.9**
Current assets					
Inventories	1 188.4	22.2	1 166.2	1 072.7	996.4
Current receivables	1 208.5	72.4	1 136.1	1 238.7	1 088.5
Marketable securities	121.2	4.0	117.2	128.9	150.1
Cash	280.2		280.2	323.6	277.0
Total current assets	**2 798.3**	**98.6**	**2 699.8**	**2 763.9**	**2 512.0**
Prepaid expenses	137.3	1.7	135.6	58.9	44.8
Currency translation adjustments	2.6		2.6	1.7	0.5
Total assets	**6 083.7**	**1 246.3**	**4 837.5**	**4 812.8**	**4 472.2**

Consolidated Balance Sheet (June 30, 2001)
(in millions of Euros)

Share Capital and liabilities :	Jun 30, 01	Dec 31, 00	Dec 31 99
Shareholders' Equity	**2233.5**	**2 072.2**	**2 061.4**
including Net Income	104.7	195.0	213.2
Minority Interest's Equity	**69.5**	**83.8**	**57.8**
Including minority interest income	2.1	5.0	7.1
Provisions for contingencies	136.7	134.7	85.0
Deferred income taxes	3.5	15.5	16.8
Liabilities			
Long-term debt	1195.4	1 326.4	1 185.0
Returnable containers	14.7	11.5	10.9
Trade and other accounts payable	1047.6	1 070.1	974.6
Other liabilities	134.5	98.0	77.0
Total Liabilities	**2392.2**	**2 506.0**	**2 247.4**
Adjustment Liabilities	2.3	0.6	3.9
Total Capital and Liabilities	**4837.5**	**4 812.8**	**4 472.2**

Consolidated Cash-Flow Statement (June 30, 2001)
(in millions of Euros)

	Jun 30, 01	Dec 31, 00
Net income Group share	104.7	195.0
Minority interest	2.1	5.0
Interest in earnings of equity subsidiaries (net of dividends)	0.2	0.2
Deprecation of fixed assets	55.4	106.6
Amortization of goodwill	10.6	20.7
Changes in provisions and deferred taxes (3)	(5.7)	22.6
Gains on disposals of fixed assets	(7.9)	(1.7)
Cash flow	**159.4**	**348.4**
Change in working capital need (2)	(5.8)	(65.3)
Cash provided by operating activities	**153.6**	**283.1**
Acquisition of property, plant and equipment (net of disposals)	(38.1)	(155.7)
Acquisition of financial assets (net of disposals)	83.5	(98.6)
Effect of change in scope of consolidation (4)	2.2	(46.1)
Net change in receivables and payables on assets	(8.9)	12.1
Cash used in investment activities	**38.7**	**(288.3)**
Increase in capital	-	-
Dividends paid	(107.5)	(107.9)
Cash used in financing activities	**(107.5)**	**(107.9)**
Currency translation adjustment	(9.0)	2.8
Change in net debt	**75.9**	**(115.9)**
Net debt at the beginning of the year	(873.9)	(758.0)
Net debt at the end of the year (1)	(798.0)	(873.9)

Note on the Presentation of the Cash-Flow Statement:

1) The changes in net debt consist of changes in loans, long-term debt, and cash.
The net debt consists of:

EUR million	Jul 01, 01	Jan 01, 01
Loans and long-term debt	(1 195.4)	(1 326.4)
Marketable securities	117.2	128.9
Cash	280.2	323.6
Opening net debt	**(798.0)**	**(873.9)**

2) Changes in working capital requirements (net of provisions on current assets) break down as follows:

EUR million	Jun 30, 01	Dec 31, 00
Net inventories	(61.2)	10.6
Net accounts receivable	99.1	(90.4)
Accounts payable	(20.1)	46.5
Other	(23.6)	(32.0)
Total	**(5.8)**	**(65.3)**

3) Except for reserves on current assets taken into account in the changes in working capital requirements:

EUR million	Jun 30, 01	Dec 31, 00
Variation in provisions for current assets	(0.6)	3.5

4) The impact of changes in the consolidation scope reflects the sale of Italcanditi and San Giorgio Flavors plus the acquisition of Agros shares.

Consolidated Statement of Changes in Shareholders' Equity (June 30, 2001)
(in millions of Euros)

Shareholders' Equity at December 31, 1999	**2 061.4**
Dividends paid	(86.0)
Self-held securities	(95.2)
Change in currency translation adjustments	2.1
Change in accounting method	2.0
Currency effect	11.5
Additional tax on distribution	(12.8)
Other movements	(5.8)
Net income	195.0
Shareholders' Equity at December 31, 2000	**2 072.2**
Dividends paid	(84.6)
Self-held securities	100.1
Change in currency translation adjustment	(0.7)
Currency effect *	60.3
Additional tax on distribution	(19.3)
Other movements	0.7
Net income	104.7
Shareholders' Equity at June 30, 2001	**2 233.5**

*The currency effect is essentially attributable to the strengthening of the dollar in the first six months of 2001 and, to a lesser extent, the strengthening of the Polish zloty, the pound sterling, and the Australian dollar.

Note 1 – Accounting Principles

The accounting principles and methods applied in preparing the financial statements as of June 30, 2001 are unchanged as compared to those applied in the preparation of the consolidated financial statements as of December 31, 2000 and, therefore, are in compliance with the 99-02 reference. There was no change in accounting principles during the first six months of fiscal year 2001.

Note 2 – Scope of Consolidation

The scope of consolidation used for the first six months of 2001 is different from that used for the first six months of 2000 as a result of the following transactions:

Changes in scope of consolidation relating to fiscal year 2001:

- In the processed fruit segment: sale of Italian companies Italcanditi (January 2001) and San Giorgio Flavors (June 2001) and sale of certain assets belonging to Agros (Poland)

- In the wine and spirits segment: termination of the accounting for the shareholding in Simeon Wines (Australia) by the equity method because of loss of significant influence on management.

Changes in scope of consolidation relating to fiscal year 2000:

- Impact of acquisition of AR Daunts (Distribution Division) consolidated as from April 2000.

- Impact of consolidation of United Agencies Limited (consolidated for the first time as of the closing of the financial statements at December 31, 2000).

The impact of changes in consolidation scope on sales and operating profits can be analyzed as follows:

	EUR million	%
Sales as of June 30, 2000	**2 037.9**	
Internal growth	144.3	+7.1%
Exchange rate variations	11.5	+0.6%
Perimeter variations	(4.8)	-0.2%
Sales as of June 30, 2001	**2 189.0**	**+7.4%**

	EUR million	%
Operating income as of June 30, 2000	**165.2**	
Internal growth	16.4	+9.9%
Exchange rate variations	(1.2)	-0.7%
Perimeter variation	1.1	+0.6%
Operating income as of June 30, 2001	**181.4**	**+9.8%**

Note 3 – Net Financial Items

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
Net interest expense	(29.9)	(31.8)	(69.8)
Investment income	14.9	11.9	15.4
Other	2.1	1.6	2.2
TOTAL	**(12.8)**	**(18.2)**	**(52.2)**

Note 4 – Net Extraordinary Items

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
Net capital gains on assets and securities disposals	26.8	1.2	2.3
Restructuring charges	(31.5)	(10.1)	(23.9)
Other	(4.9)	(6.9)	(31.8)
TOTAL	**(9.6)**	**(15.8)**	**(53.4)**

As of June 30, 2001, exceptional items came mainly from:

- The net gain on the sale of San Giorgio Flavors (23.0 MEUR) ;
- Restructuring charges at Pernod (11.1 MEUR) and at Ricard (13.2 MEUR).

Note 5 – Intangible Assets and Goodwill

The intangible assets recorded as of June 30, 2001 mainly consist of trademarks.

The value of acquired trademarks is determined according to the Company's business segment and the importance of the international distribution of the related products.

The inventory value is estimated based on future profits which may be generated by the brand in question.

The change in intangible assets and goodwill from December 31, 2000 to June 30, 2001 may be explained primarily by various external growth transactions, particularly Agros (Poland).

PERNOD RICARD Group is not dependent on any specific patent or license.

Note 6 – Amortization of Goodwill

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
Amortization of goodwill	(11.0)	(10.4)	(20.4)

Note 7 – Property, Plant and Equipment

EUR million	Jun 30, 01			Dec 31, 00	Dec 31, 99
	Gross value	*Depreciation and provisions*	*Net value*	*Net value*	*Net value*
Land	66.0	(3.0)	63.1	62.6	59.0
Buildings	466.8	(204.3)	262.5	274.8	239.3
Machinery and equipment	904.0	(559.8)	344.3	343.3	283.0
Other	216.4	(136.0)	80.4	79.5	72.0
Work in process	53.5	(0.3)	53.3	55.3	30.1
Advances	1.8		1.8	0.6	1.8
TOTAL	**1 708.6**	**(903.3)**	**805.3**	**816.1**	**685.2**

Investment in the first six months of 2001 totaled about 38.1 MEUR net of disposals.

Note 8 - Investment

EUR million	Jun 30, 01			Dec 31, 00	Dec 31, 99
	Gross value	*Provisions*	*Net value*	*Net value*	*Net value*
Shareholding accounted for by the equity method	5.3		5.3	19.5	42.4
Other equity investments	157.0	(11.9)	145.1	131.4	216.2
Receivables on investments	16.4	(0.7)	15.7	19.0	38.5
Other	15.9	(0.3)	15.5	14.8	16.1
TOTAL	**194.6**	**(13.0)**	**181.6**	**184.7**	**313.1**

The decrease in the item "Shareholding accounted for by the equity method" relates to the termination of the accounting for the shareholding in Simeon Wines (Australia) by the equity method.

The item "other equity investments" include mainly shares in Société Générale (87.5 MEUR, for an interest of 1.1 % of the share capital), SIFA (6.2 MEUR for an interest of 44.85% of the share capital), and Simeon Wines (14.1 MEUR, for an interest of 13.35% of the share capital).

These shares have been accounted for at historical cost. As of June 30, 2001 the realizable value of such securities was greater than their net book value.

Note 9 – Inventories and Work in Process

The net value of inventories and work in progress is as follows:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Raw materials	168.3	166.8	137.5
Work in process	656.9	600.0	556.0
Goods in inventory	176.9	174.3	179.1
Finished products	164.1	131.6	123.8
TOTAL	**1166.2**	**1072.7**	**996.4**

PERNOD RICARD Group does not have any significant dependance on its suppliers.

Note 10 - Provisions for Contingencies

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Provisions for retirement benefits	37.1	34.3	30.8
Provisions for risks	99.6	100.4	54.2
TOTAL	**136.7**	**134.7**	**85.0**

Provisions for risks reflect reserves for tax and social risks in the amount of 14.6 MEUR, reserves for disputes with third parties in the amount of 10.0 MEUR, reserves for restructuring in the amount of 49.1 MEUR (essentially for Pernod and Ricard), with the remainder mainly consisting of reserves established for miscellaneous risks.

To our knowledge there are no facts or disputes which could significantly affect the results, financial condition, or assets of the PERNOD RICARD Group.

Note 11 – Income Taxes

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Taxes payable	(53.1)	(98.5)	(87.5)
Deferred taxes	12.0	1.3	(5.3)
TOTAL	**(41.1)**	**(97.2)**	**(92.8)**

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Deferred tax credit	(68.3)	(57.5)	(52.3)
Deferred tax liability	71.8	73.0	69.1
Net deferred tax liability	**3.5**	**15.5**	**16.8**

Note 12 – Long Term Debt

The break down of long-term debt by maturity date is as follows:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Short term (less than one year)	1053.4	1065.1	1070.6
Including bank loans	911.0	991.5	885.7
Medium term (from 1 to 5 years)	62.1	154.1	105.7
Long term (more than 5 years)	80.0	107.2	8.7
TOTAL	**1195.4**	**1326.4**	**1185.0**

Around 25% of PERNOD RICARD Group's debt is denominated in non-eurozone currencies (including 14% in Australian dollars (AUD)).

On March 20, 1992, PERNOD RICARD S.A. issued bonds, outside of France, in the form of Perpetual Subordinated Notes for a total nominal amount of EUR 61.0 million.

The Perpetual Subordinated Notes are considered to be a "repackaged" debt arrangement, arising from an agreement with a third-party special vehicle company at the time of issuance.

The 25.5 MEUR of net indebtedness at June 30, 2001 was booked as "long-term debt". This amount is equal to the issue's face value, minus a payment initially made and capitalized during the issuance.

Borrowings resulted in no guarantees or mortgages other than the guarantees provided by PERNOD RICARD S.A., listed in Note 13.

Note 13 – Financial Commitments

EUR million	*Jun30, 01*	*Dec 31, 00*	*Dec 31, 99*
COMMITMENTS GIVEN			
Leasing	46.6	25.2	18.2
Bank guarantees	264.9	284.9	176.5
Purchasing commitments	8.0	21.4	23.0

The guarantee given to Société Générale by PERNOD RICARD S.A. as a back-up guarantee for the loan notes issued for the partial financing of IRISH DISTILLERS was reduced to 0.1 MEUR as of December 31, 2000. The guarantee's amount was still the same on June 30, 2001.

In 1994, PERNOD RICARD S.A. provided guarantees of up to GBP 40 million for amounts which may be owed by the BWG Foods and BWG NI companies in the form of loan and swap contracts taken out by these companies. As of June 30, 2001, the balance remaining due and which was guaranteed by PERNOD RICARD S.A. totaled GBP 24.3 million.

In 1998, PERNOD RICARD S.A. guaranteed various loans contracted by its subsidiaries, especially Santa Lina and PR Finance S.A. As of June 30, 2001 the amount guaranteed with respect to Santa Lina was 45.7 MEUR, and for PR Finance S.A., 30.1 MEUR.

In 2000, PERNOD RICARD issued a guarantee on behalf of its subsidiary BWG for bank loans, the outstanding amount of which was GBP 57.0 million.

Note 14 – Guaranteed Interest and Exchange Rate Contracts

The PERNOD RICARD Group has a portfolio of rate guarantee contracts which represented, on June 30, 2001, a total sum of 345 MEUR, as follows:

Company	*Contract*	*Maturity*	*Basis*	*Guarantees*
PR Finance	Fixed rate swap	January 2003	45 MEUR	5%
PR Finance	Fixed rate swap	May 2005	50 MEUR	5.35 %
PR Finance	Fixed rate swap	August 2005	100 MEUR	5.43%
PR Finance	Cap and Floor	May 2005	150 MEUR	4.7 %*

* The combined purchase of a Cap and sale of a Floor guarantees PR Finance a maximum borrowing rate of 4.7% provided that the 3-month Euribor rate is less than 7%.

The variable-rate portion of PERNOD RICARD Group's long-term debt, after hedging, accounts for approximately 54% of the total.

On June 30, 2001, PERNOD RICARD Group had no significant exchange rate contract commitments.

Note 15 – Average Number of Employees and Payroll Expenses

The average number of employees on June 30, 2001 was 18,989, compared with 20,679 on December 31, 2000 and 13,855 on December 31, 1999. The decrease in staff was mainly due to divestitures. These figures are calculated on an average annual basis and include temporary personnel.

Payroll expenses totaled 306.4 MEUR on June 30, 2001 compared to 300.0 MEUR on June 30, 2000 and 611.1 MEUR on December 31, 2000. These figures include employee profit-sharing and payroll taxes in addition to temporary personnel costs.

Note 16 – Business Segment Information

WINE AND SPIRITS FRANCE

Volumes sold	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
(millions of liters)	**51**	**48**	**100**

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*	*Change Jun 30, 01 vs.Jun 30, 00*
Net sales excluding taxes and duties	**262.5**	**240.8**	**509.8**	**9.0%**
Cost of goods sold	(47.0)	(40.3)	(92.4)	16.6%
Gross margin	**215.5**	**200.5**	**417.4**	**7.5%**
Marketing and distribution expense	(124.0)	(114.7)	(236.4)	8.2%
Production and overhead expense	(43.9)	(42.9)	(85.7)	2.3%
Operating profit	**47.6**	**43.0**	**95.3**	**10.7%**

WINE AND SPIRITS INTERNATIONAL

Volumes sold	*Jun 30, 01*	*Jun 30, 00*	*Dec31, 00*
(millions of liters)	**132**	**126**	**288**

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*	*Change Jun 30, 01 vs. Jun 30, 00*	*Excluding currency effect*
Net sales excluding taxes and duties	**580.7**	**515.1**	**1 249.8**	**12.7%**	**13.2%**
Cost of goods sold	(186.6)	(175.3)	(426.5)	6.4%	
Gross margin	**394.1**	**339.8**	**823.3**	**16.0%**	
Marketing and distribution expenses	(200.4)	(172.8)	(399.7)	16.0%	
Production and overhead expenses	(115.0)	(101.3)	(217.1)	13.5%	
Operating profit	**78.7**	**65.7**	**206.5**	**19.7%**	**21.6%**

Note : The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

FRUIT PREPARATIONS AND SOFT DRINKS

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*	*Change Jun 30, 01 vs Jun 30, 00*	*Excluding currency effect*
Net sales excluding taxes and duties	**670.8**	**699.8**	**1 360.0**	**-4.2%**	**-7.3%**
Cost of goods sold	(327.6)	(350.7)	(670.5)	-6.6%	
Gross margin	**343.2**	**349.1**	**689.5**	**-1.7%**	
Marketing and distribution expense	(139.4)	(139.7)	(272.7)	-0.3%	
Production and overhead expense	(166.6)	(172.1)	(342.3)	-3.2%	
Operating profit	**37.2**	**37.3**	**74.5**	**-0.3%**	**-1.2%**

Note : The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

DISTRIBUTION

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*	*Change Jun 30, 01 vs Jun 30, 00*	*Excluding currency effect*
Net sales excluding taxes and duties	**675.0**	**582.2**	**1 262.5**	**16.0%**	**17.3%**
Cost of goods sold	(597.0)	(508.1)	(1 104.0)	17.5%	
Gross margin	**78.0**	**74.0**	**158.5**	**5.4%**	
Marketing and distribution expenses	(46.2)	(42.0)	(88.2)	9.9%	
Production and overhead expenses	(13.9)	(12.7)	(25.6)	9.3%	
Operating profit	**18.0**	**19.3**	**44.7**	**-6.9%**	**-5.5%**

Note : The currency effect reflects the effect of currency fluctuations on the conversion of foreign subsidiary accounts.

FIXED ASSETS BY BUSINESS SEGMENT

EUR million	*Jun 30, 01*
Wine and spirits	1 347.4
Fruit preparation and soft drinks	465.7
Distribution	186.4
Total fixed assets	**1 999.5**

Note 17 – Principal Consolidated Companies

Companies	*Head Office*	*% interest Jun 30, 01*	*% interest Dec 31, 00*	*Consolidation method*	*Registration Number (SIREN)*
PERNOD RICARD	142, boulevard Haussmann, 75379 Paris Cedex 08	*Parent company*	*Parent Company*		582 041 943
PR Finance	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	349 785 238
Ricard	4 et 6, rue Berthelot, 13014 Marseille	100	100	Full	303 656 375
- Renault Bisquit	Domaine de Lignères, 16170 Rouillac	100	100	Full	905 420 170
- Galibert & Varon	Lignères, 16170 Rouillac	99.98	99.98	Full	457 208 437
Pernod	120, avenue du Maréchal Foch, 94015 Créteil	100	100	Full	302 208 301
- Cusenier	142, boulevard Haussmann, 75008 Paris	100	100	Full	308 198 670
- Crus et Domaines de France	23, parvis des Chartrons, 33074 Bordeaux	100	100	Full	384 093 290
PERNOD RICARD Europe Wines & Spirits	2 rue de Solférino, 75340 Paris Cedex 07	100	100	Full	302 453 592
- Alvita (Czech Republic)	Kancelar Praha, AMERICKA 11, 120 00 Prague 2	100	100	Full	
- PR Larios (Spain)	Calle César Vallejo, 24 (Poligono Industrial Guadalhorce), 29004 Malaga	100	100	Full	
- Perisem (Switzerland)	44, route de St-Julien, 1227 Carouge, Geneva	100	100	Full	
- Ramazzotti (Italy)	Corso Buenos Aires, 54, 20124 Milan	100	100	Full	
- Somagnum (Portugal)	Avenida de Foste 4, 2795 Carnaxide	95.5	95.5	Full	
- PR Deutschland (Germany)	Schloss Strasse 18-20, 56068 Koblenz	100	100	Full	
- PR Austria (Austria)	Bruennerstrasse 73, 1210 Vienna	100	100	Full	
- PR Nederland (Netherlands)	De Kroonstraat 1, 5048 AP Tilburg	100	100	Full	
- Epom (Greece)	L, Anthousas av., 15344 Pallini, ATTIKI	95	95	Full	
- PR Belux (Belgium)	104/106 rue Emile Delvastraat, 1020 Brussels	100	100	Full	
- PR Rouss (CEI)	Setchenovski Per 7-1, 119034 Moscow	100	100	Full	
- PR Sweden AS (Sweden)	Box 6703, Ynglingagatan 18, Box 2752, 11385 Stockholm	100	100	Full	
- Brand Partners A/S (Norway)	PO Box 2752, Meltzersgt 4, 0204 Oslo	50	50	Full	
- World Brands Denmark A/S (Denmark)	Homemansgate 36 A, PO Box 861, 2100 Copenhagen 0	100	100	Full	
- World Brands Finland O/Y (Finland)	Salomonkatu 17 A 3 rd Floor, 00100 Helsinki	100	100	Full	
PR Asia	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	410 241 814
- PERNOD RICARD Japan K.K. (Japan)	5F Sumitomo Fudosan Idabashi Bldg, 2-3-21Koraku, Bunkyo-ku, Tokyo 112-0004 Japan	100	100	Full	
- Casella Far East Ltd. (Hong Kong)	1007-8 New Kowloon Plaza - 38 Tai Kok Tsui Road, Kowloon, Hong Kong	100	100	Full	
- Beijing PERNOD RICARD Winery (China)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	65	65	Equity	
- Dragon Seal (China)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	53	53	Equity	
- Casella Taïwan (Republic of China)	10F -2 No 191, Fu Hsin North Road, Taipei, Taiwan ROC	100	100	Full	
- Perithaï (Thailand)	2533 Sukhumvit Rd, Bangchack Praekhanong, Bangkok 10250	100	100	Full	
- PRK Distribution Ltd (Kora)	18 F Samjung Building, 701-2 Yeoksam-dong, Kangnam-ku, Seoul, Korea 135-080	100	100	Full	
- Perising Pte Ltd (Singapore)	60B, Martin Road, # 05-07/08 Trade Mart, Singapore	100	100	Full	
PR Americas	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	410 239 792

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
- PR Argentina (Argentina)	Lima 229 - 4e - 1073 Buenos Aires	100	100	Full	
- PR Brasil (Brazil)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	Full	
- Pramsur (Uruguay)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	Full	
- PRC Diffusion (Caribbean)	Z.I. Californie, Immeuble Synergie, Centre d'affaires, 97232 Le Lamentin	100	100	Full	390 984 912
- PR Canada (Canada)	2155 Onesime Gagnon, Lachine, Québec H8T3M7	100	100	Full	
- PR Colombia (Colombia)	Avenida 13, 100-34 Of 503, 1012 Santa Fe de Bogota	100	100	Full	
- El Muco Bebidas (Venezuela)	Apartado postal 62249, Avenida Principal los Cortijos de Lourdes, Caracas, Venezuela	100	100	Full	
- PR Mexico (Mexico)	Homero 440, despacho 401, Col. Polanco, C.P. 11560 Mexico DF	100	100	Full	
- PR Chile (Chile)	Las Urbinas 81, Oficina 1 A, Providencia, Santiago, Chile	100	100	Full	
- Austin Nichols (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
- Boulevard Distillers (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
- Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	Full	
World Brands Duty Free (U.K.)	924, Great West Road, Brentford, Middlesex TW8-9DY	100	100	Full	
Compagnie Financière CSR	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	552 024 275
Pampryl	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	035 680 016
CSR SA	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	321 875 007
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	94.8	94.8	Full	
Campbell Distillers (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- White Heather Distillers (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- Aberlour Glenlivet Distillery (U.K.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- Caxton Tower (U.K.)	4 Harlequin Ave., Brentford, Middlesex TW8 9EW	100	100	Full	
Santa Lina	2, rue de Solférino, 75007 Paris	100	100	Full	045 920 105
SIAS-MPA	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	436 380 521
- SIAS-France	17, avenue du 8-mai-1945, 77295 Mitry-Mory	100	100	Full	341 826 006
- Ramsey Laboratories (USA)	6850 Southpointe Parteway, Brecksville, Ohio 44141	100	100	Full	
- Flavors From Florida (USA)	203 Bartow Municipal Airport, Bartow, Florida 33830-9599	100	100	Full	
- DSF Gmbh (Germany)	Lilienthalstrasse 1, D.78467 Konstanz	60	60	Full	
- SIAS Port (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
- SIAS Mex (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
- SIAS Australia (Australia)	CNR George Downs Drive & Wisemans Ferry Road, Central Mangrove, NSW 2250	100	100	Full	
- SIAS Korea (Korea)	77-1 Kanak-Dong, Songpa-Ku, Séoul	95.6	95.6	Full	
- SIAS Foods UK Ltd (U.K.)	Oakley Hay Lodge, Great Fold Road, Corby NN 18 AS	100	100	Full	
- SIAS (Dachang) Foods Ingredient Co.Ltd	1707 Room, AMEC Plaza, No.2 Dong San Huan Nan Road, Chao Yang District, P.C 100022, Beijing, People' Rep. of China	70	70	Full	
- YB SIAS GmbH (Austria)	A-3363 Kröllendorf	50	50	Full	
- SIAS Polska (Poland)	UL. Lawska 2, 07-410 Ostroeka	93.1	93.1	Full	
- SIAS Regional (Argentina)	Lima 229, 3° Piso, (CP 1073) Capital Federal, Buenos Aires	67	67	Full	
- SIAS Bohemia (Czech Republic)	Pohorska 290, Kaplice, Czech Republic	100	100	Full	
- South Pacific Foods (Fiji)	POB 80, Nayama Road, Sigatoka, Fiji Islands	100	100	Full	
- SIAS Flavo Food (South Africa)	10 Brigid Road, Diep River, 7945 Cape Town	75	75	Full	
- Italcanditi (Italy)	Via Cavour, 10, 24066 Pedrengo (BG)	*	54.3	Full	
- San Giorgio Flavors (Italy)	Via Fossata 114, 10147 Torino	*	100	Full	
Compagnie Financière des Produits Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	56 801 254
- Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	56 807 0764

Companies	Head Office	% interest Jun 30, 01	% interest Dec 31, 00	Consolidation method	Registration Number (SIREN)
- Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	100	100	Full	382 255 016
- Orangina France	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	95.4	95.4	Full	056 807 076
- L'Igloo	7, Première Avenue, 13127 Vitrolles	50	50	Equity	085 720 217
- The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	404 907 941
Comrie Plc (Ireland)	61 Fitzwilliam Square, Dublin 2 (registered office)	100	100	Full	
Irish Distillers Group Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- Irish Distillers Limited (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- Old Bushmills Distillery Co Ltd (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	100	100	Full	
- Fitzgerald & Co. Ltd (Ireland)	11-12 Bow Street, Dublin 7	100	100	Full	
- Dillon Bass Limited (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	63	63	Full	
-Watercourse Distillery Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
-BWG Limited (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- BWG Foods Limited (Ireland)	Greenhills Road, Walkinstown, Dublin 12	100	100	Full	
-BWG (NI) Limited (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- J&J Haslett Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- Lurgan Cash & Carry Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- W.G. Windrum Son & Co Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- Appleby Westward Group Plc (U.K.)	Bridge House, 48-52 Balddwin Street, Bristol	100	100	Full	
- Bellevue Cash & Carry Ltd (U/K/)	30 Mc Donald Place, Edinburgh EH7 4NH, Scotland	100	100	Full	
- Goodwins of Hanley Ltd (U.K.)	Speedwell Road, Parkhouse East, Newcastle-under-Lyme, Staffordshire ST5 7RG	100	100	Full	
- T&A Symonds Ltd (U.K.)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	Full	
-E.V Saxton & Sons Ltd (U.K.)	Victor House, Bay Manor Lane, West Thurrock, Essex RM20 3LL	100	100	Full	
- A.R. Daunt & Co. Limited (U.K.)	Ardon House, Churchill Park, Colwick, Nottingham NG4 2HF	100	100	Full	
-Bargain Booze Ltd	Millauck Way, Sandbach, Chehire CW11 3YA	100	100	Full	
- PERNOD RICARD South Africa Ldt (South Africa)	19 Herold Street, Stellenbosch 7600	100	100	Full	
PERNOD RICARD Australia (Australia)	33 Exeter Terrace, Devon Park SA 5008, Australia	100	100	Full	
- Orlando Wyndham Group Pty Limited	33 Exeter Terrace, Devon Park SA 5008, Australia	97.9	97.9	Full	
- Two Dogs	9b Glen Osmond Road, Eastwood, Australia	100	100	Full	
- Simeon Wines	170 Greenhill Road Parkside SA 5063, Australia	**	13,35	Full	
- Orlando Wyndham New Zealand Limited	11 Anzac Street, Takapuna, Auckland, New Zealand	100	100	Full	
-Yerevan Brandy Company	2, Admiral Isakov Avenue, Yerevan 375082, Republic of Armenia	100	100	Full	
-Agros	UL. Chalubinskiego 8 00-613 Warszawa, Poland	77.35	37	Full	
-United Agencies Limited	75 - 76 Adchini 2F Sri Aurobindo Marg. New Delhi, India	100	100	Full	

* Companies divested during the first half of 2001
** The Simeon Wines company has not been consolidated since Jan 01, 2001.

5.3. PERNOD RICARD PRO FORMA FINANCIAL STATEMENTS AFTER DECONSOLIDATION OF ORANGINA PAMPRYL,AND YOO-HOO

PERNOD RICARD Group's sale of the Orangina Pampryl and Yoo-Hoo subsidiaries is described in paragraph 7.1.2.1. of this prospectus.

Pro Forma Consolidated Income Statement as of June 30, 2001
After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries
(in millions of Euros)

	Jun 30, 01	Jun 30, 00	Dec 31, 00	Jun 31, 01 vs. Jun 30, 00	
Net sales excluding taxes and duties	1 976.2	1 816.5	**3966.0**	159.7	8.8%
Cost of goods sold	-1 098.0	-1 008.9	-2 180.1	-89.0	8.8%
Gross margin	**878.2**	**807.6**	**1 786.5**	**70.6**	**8.7%**
Marketing and distribution costs	-421.5	-379.9	-821.6	-41.5	10.9%
Production costs and overhead expenses	-290.1	-281.3	-579.0	-8.8	3.1%
Operating profit	**166.7**	**146.3**	**386.0**	**20.3**	**13.9%**
Financial Income	-1.2	-10.2	-44.1	9.0	-88.6%
Including dividends received from divested subsidiaries and not consolidated in the Pro Forma Financial Statements (1)	*11.3*	*7.9*	*7.9*	*3.4*	*42.8%*
Pretax Profit before exeptional items	**165.5**	**136.1**	**341.8**	**29.4**	**21.6%**
Exceptional items	-9.2	-15.5	-27.2	6.3	-40.5%
Income taxes	-37.8	-37.6	-99.2	-0.2	0.6%
Interest in earnings of equity companies	-0.2	2.9	2.1	-3.1	-106.4%
Net income before amortization of goodwill	**118.3**	**86.0**	**217.6**	**32.4**	**37.7%**
Amortization of goodwill	-10.1	-9.7	-18.9	-0.5	4.8%
Net income before minority interests	**108.2**	**76.3**	**198.7**	**31.9**	**41.8%**
Minority interests	2.1	0.7	4.9	1.4	196.9%
Net income	**106.1**	**75.6**	**193.8**	**30.5**	**40.4%**
(1)					
dividends paid by CECO to CFPO	*11.3*	*6.5*	*6.5*	*4.8*	*74.0%*
dividends paid by Orangina France to CFPO	*0.0*	*1.4*	*1.4*	*-1.4*	*-100.0%*
dividends paid by Yoo Hoo to Anco	*0.0*	*0.0*	*0.0*	*0.0*	*na*
	11.3	***7.9***	***7.9***	***3.4***	***42.8%***

Pro Forma Consolidated Balance Sheet as of June 30, 2001
After Deconsolidation of Orangina Pampryl and Yoo-Hoo
(in millions of Euros)

ASSETS:	Jun 30, 01			Dec 31, 00	Dec 31, 99
	Gross	Amortization and provisions	Net	Net	Net
Fixed Assets					
Intangible fixed assets	676.3	73.3	603.0	565.1	504.9
Property, plant and equipment	1 510.4	777.8	732.6	746.9	626.7
Goodwill	477.3	160.0	317.3	337.5	327.3
Investments (1)	377.0	12.3	364.6	358.0	446.8
Total fixed assets	**3 041.0**	**1 023.5**	**2 017.5**	**2 007.6**	**1 905.6**
Current Assets					
Inventories	1 138.8	21.7	1 117.1	1 033.6	957.0
Current receivables	1 097.8	70.2	1 027.6	1 157.6	1 035.0
Including accounts receivables of divested subsidiaries	*29.0*		*29.0*	*19.0*	
Marketable securities	121.1	4.0	117.2	128.8	150.1
Cash	274.3	0.0	274.3	321.9	275.5
Total current assets	**2 632.0**	**95.8**	**2 536.2**	**2 641.9**	**2 417.6**
Prepaid expenses	**134.9**	**1.7**	**133.2**	**55.9**	**40.5**
Currency translation adjustments	**2.5**	**0.0**	**2.5**	**1.6**	**0.5**
Total Assets	**5 810.3**	**1 121.0**	**4 689.4**	**4 707.0**	**4 364.2**

(1) including sold shares not consolidated in the Pro Forma Statements (These shares have been accounted for at historical value)

	Jun 30, 01	Dec 31, 00	Dec 31, 99
Orangina Pampryl shares owned by CFPO	*33.9*	*33.9*	*33.9*
Orangina Pampryl shares owned by PRSM	*17.7*	*17.7*	
Orangina Pampryl shares owned by Pampryl SA	*11.8*	*11.8*	
CECO shares owned by CFPO	*9.3*	*9.3*	*9.3*
Ulti shares owned by Pampryl SA	*1.6*	*1.6*	*1.6*
Yoo Hoo shares owned by Anco (i.e., 93.3 MUSD)	*110.0*	*100.2*	*92.8*
	184.3	*174.5*	*137.6*

Pro Forma Consolidated Balance Sheet as of June 30, 2001 After Deconsolidation of Orangina Pampryl and Yoo-Hoo (in millions of Euros)

CAPITAL AND LIABILITIES:	June 30, 01	Dec 31, 00	Dec 31, 99
Group shareholders' equity	**2 212.1**	**2 051.9**	**2 036.7**
Including Group share net income	106.1	193.8	192.3
Minority Interest's Equity	**63.8**	**78,2**	**56.6**
including minority interest income	2.1	4.9	7.0
Provisions for contingencies	**131.7**	**130.2**	**80.9**
Deferred income taxes	**0.5**	**12.8**	**13.6**
Liabilities			
Long-term debt	1 193.9	1 325.9	1 181.7
Returnable containers	5.9	5.4	4.1
Trade and other accounts payable	963.1	1 001.6	882.9
Other liabilities	116.0	100.7	103.9
Including financing of divested operations	*15.0*	*11.9*	*2.9*
Including working capital advances from divested subsidiaries			*9.0*
Total liabilities	**2 278.9**	**2 433.5**	**2 172.6**
Adjustment liabilities	**2.3**	**0.4**	**3.9**
Total Captial and liabilities	**4 689.3**	**4 707.0**	**4 364.2**

Pro Forma Consolidated Cash Flow Statement as of June 30, 2001
After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries
(in millions of Euros)

	Jun 30, 01	Dec 31, 00	Jun 30, 99
Group share of consolidated net income	106.1	193.8	
Minority interest	2.1	5.0	
Interest in earning of equity companies (net of dividends)	0.2	0.2	
Depreciation of fixed assets	53.1	94.6	
Amortization of goodwill	11.6	21.0	
Changes in provisions and deferred taxes (3)	(6.2)	23.4	
Gains on dispositions of fixed assets and other items	(7.9)	(24.8)	
Cash flow	**158.9**	**313.1**	
Change in working capital needs (2)	(8.8)	(41.2)	
Cash provided by operating activities	**150.2**	**271.9**	
Acquisitions of property, plant and equipment (net of disposals)	(34.0)	(132.6)	
Acquisitions of financial assets (net of disposals)	81.3	(101.9)	
Effect of change in scope of consolidation (4)	2.2	(57.3)	
Net change in receivables and payables on assets	(8.9)	12.4	
Cash used in investment activities	**40.7**	**(279.5)**	
Increase in capital	0	0	0
Dividends paid	(107.5)	(107.9)	
Cash used in financing activities	**(107.5)**	**(107.9)**	
Currency translation adjustments	(10.5)	(3.5)	
Change in net debt	**72.8**	**(119.0)**	
Net debt at the beginning of the fiscal year	(875.2)	(756.3)	
Net debt at the end of the fiscal year (1)	(802.4)	(875.2)	

Note on the Presentation of the Cash Flow Statement:

1) The changes in net debt consist of changes in loans, long-term debt, and cash. Net debt consists of the following:

EUR million	Jul 01, 01	**Jan 01, 01**
Loans and long-term debt	(1 193.9)	(1 325.9)
Marketable securities	117.2	128.8
Cash	274.3	321.9
Opening net debt	**(802.4)**	**(875.2)**

2) Changes in working capital (net of reserves on current assets) breaks down as follows:

EUR million	Jun 30, 01	**Dec 31, 00**
Net inventories	(51.0)	10.0
Net accounts receivable	120.8	(79.8)
Accounts payable	(31.6)	63.3
Other	(13.3)	(11.0)
Total	(33.6)	(23.7)
	(8.8)	**(41.2)**

3) The impact of changes in the scope of consolidation reflects the sale of Italcanditi and San Giorgio Flavors plus the acquisition of Agros shares.

Pro Forma Statement of Consolidated Changes in Shareholders' Equity as of June 30, 2001 After Deconsolidation of Orangina Pampryl and Yoo-Hoo Subsidiaries (in millions of Euros)

Shareholders' Equity as of December 31, 1999	**2 036.7**
Dividends paid	-86.0
Self-held securities	-95.2
Additional tax on distribution (*Précompte*)	-12.8
Change in currency translation adjustments	2.1
Change in accounting method	2.0
Currency effect	10.9
Other movements	0.5
Net income	193.8
Shareholders' Equity as of December 31, 2000	**2 051.9**
Dividends paid	-84.6
Self-held securities	100.1
Currency effect *	58.2
Additional tax on distribution (*Précompte*)	-19.3
Net income	106.1
Other movements	-3.4
Change in currency translation adjustments	-0.7
Tax consolidation	3.9
Shareholders' Equity as of June 30, 2001	**2 212.2**

*The Currency effect is essentially attributable to the strengthening of the dollar in the first six months of 2001 and, to a lesser extent, the strengthening of the Polish zloty, the pound sterling, and the Australian dollar.

NOTES TO SIX MONTH PRO FORMA FINANCIAL STATEMENTS

Note 1 - Accounting Principles

The accounting principles applied in preparing the financial statements as of June 30, 2001 are unchanged as compared to those applied in the preparation of the consolidated financial statements as of December 31, 2000.

Following the sale of Orangina Pampryl and Yoo-Hoo, PERNOD RICARD's goal is to present financial statements comparable to what the financial condition of PERNOD RICARD would have been, if the Orangina Pampryl and Yoo-Hoo subsidiaries had not been consolidated. The pro forma financial statements, however, do not necessarily represent the financial condition or results of operations that would have been reported, if the transaction or event had occurred at a date prior to the actual or proposed one.

Principles used in preparing the pro forma financial statements:

The pro forma financial statements are intended to reflect the impact on PERNOD RICARD's consolidated financial statements of the sale of Orangina Pampryl -Yoo-Hoo.

The pro forma financial statements have been prepared in accordance with the following principles:

- PERNOD RICARD group consolidated financial statements as of December 31, 2000 and as of June 30, 2001.

- restatement of business sold (deconsolidation of subsidiaries and of business sold).

The shares of sold subsidiaries, the statement of working capital of the consolidated subsidiaries with the sold subsidiaries and the cash flow needs of the Pampryl business sold appear in the balance sheet of the pro forma financial statement.

Note 2 - Scope of Consolidation

The scope of consolidation used in preparing the pro forma financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 and for the periods from January 1, 1999 to June 30, 1999, from January 1, 2000 to June 30, 2000, and from January 1, 2001 to June 30, 2001 consolidated as of June 30, 2001, is the same as the one used for the consolidated financial statements set forth in § 5.2, except for Orangina Pampryl and Yoo-Hoo, which were not included in the scope of consolidation (the exact detail of the companies leaving the scope of consolidation is set forth in note 16 below).

Note 3 - Net Financial Items

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
Net interest expense	-29.5	-31.6	-69.5
Investment income	26.1	19.8	23.3
Others	2.1	1.6	2.1
TOTAL	**-1.3**	**-10.2**	**-44.1**

Note 4 – Net Extraordinary Items

EURO million	**Jun 30, 01**	**Jun 30, 00**	**Jun 30, 99**
Net capital gains of assets and securities disposal	26.8	1.2	1.3
Restructuring charges	-31.7	-10.6	-7.8
Other	-4.3	-6.0	-2.6
TOTAL	-9.2	-15.5	-9.1

At June 30, 2001, exceptional items came mainly from:

- The net gain on the sale of San Giorgio Flavors (23.0 MEUR) ;
- Restructuring charges at Pernod (11.1 MEUR) and Ricard (13.2 MEUR).

Note 5 – Intangible Assets and Goodwill

The intangible assets recorded in the balance sheet as of June 30, 2001 mainly consist of trademarks.

The value of acquired trademarks is determined according to the Company's business segment and the importance of the international distribution of their related products.

The value of inventory is estimated based on future profits which may be generated by the brand in question.

The change in intangible assets and goodwill from December 31, 2000 to June 30, 2001 may be explained primarily by various external growth transactions, particularly the acquisition of Agros (Poland).

PERNOD RICARD Group is not dependent on any specific patent or license.

Note 6 – Amortization of Goodwill

EUR million	*Jun 30, 01*	*Jun 30, 00*	*Dec 31, 00*
Amortization of goodwill	(10.1)	(9.7)	(18.9)

Note 7 – Property, Plant and Equipment

EUR million	*Jun 30, 01*			*Dec 31, 00*	*Dec 31, 99*
	Gross value	*Depreciation and provisions*	*Net Value*	*Net Value*	*Net Value*
Land	60.1	2.8	57.3	56.9	53.5
Buildings	432.1	183.2	249.0	261.1	225.4
Machinery and equipment	772.1	472.3	299.8	298.3	249.8
Other	195.5	119.2	76.3	75.6	67.8
Work in process	49.9	0.3	49.6	54.8	29.4
Advances	0.7	0.0	0.7	0.2	0.8
TOTAL	**1 510.4**	**777.8**	**732.6**	**746.9**	**626.7**

Investments in the first six months of 2001 totaled approximately 34.0 MEUR net of disposals.

Note 8 - Investments

EUR millions	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
	Net value	*Net value*	*Net value*
Consolidated shareholdings	184.3	174.6	137.6
Shareholdings accounted for by the equity method	5.0	19.2	42.1
Other equity investments	144.8	131.1	213.2
Receivables on investments	15.7	19.0	38.5
Other	14.9	14.2	15.4
TOTAL	**364.6**	**358.0**	**446.8**

The decrease in the item booked for “Shareholdings accounted for by the equity method” relates to the termination of the accounting for the shareholding in Simeon Wines (Australia).

The item “other equity investments” include mainly shares in Société Générale (87.5 MEUR, for a 1.1% interest in the share capital), SIFA (6.2 MEUR for a 44.85% interest in the share capital), and Simeon Wines (14.1 MEUR, for a 13.35% interest in the share capital).

These shares have been accounted for at historical cost. As of June 30, 2001 the realizable value of these such securities was greater than their net book value.

Note 9 – Inventories and Work in Process

The net value of inventories and work in process is as follows:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec31, 99*
Raw materials	146.8	148.5	124.9
Work in process	654.8	598.9	544.3
Goods in inventory	177.5	174.3	179.3
Finished products	138.0	111.8	108.5
TOTAL	**1 117.1**	**1 033.6**	**957.0**

PERNOD RICARD does not have any significant dependence on its suppliers.

Note 10 – Provisions for Contingencies

EUR million	*Jun 30, 01*	*Dec31, 00*	*Dec 31, 99*
Provisions for retirement benefits	33.1	31.6	28.2
Provisions for risks	98.6	98.7	52.8
TOTAL	**131.7**	**130.3**	**81.0**

Provisions for risks reflect reserves for tax and social risks in the amount of 14.6 MEUR, reserves for disputes with third parties in the amount of 10.0 MEUR, reserves for restructuring in the amount of 49.1 MEUR (essentially for Pernod and Ricard), with the remainder mainly consisting of reserves established for miscellaneous risks.

To our knowledge there are no facts or disputes which could significantly affect the result, financial condition, or assets of PERNOD RICARD Group.

Note 11 – Income Taxes

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Taxes payable	-50.1	-92.4	-80.5
Deferred taxes	12.3	-6.7	-5.6
TOTAL	**-37.8**	**-99.2**	**-86.0**

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Deferred tax credit	-67.4	-56.3	-51.3
Deferred tax liability	67.9	69.1	64.8
Net deferred tax liability	**0.5**	**12.8**	**13.6**

Note 12 – Long Term Debt

The break down of long term debt by maturity date is as follows:

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
Short term (less than 1 year)	1 051.8	1 064.7	1 067.3
Including bank loans	*909.5*	*991.2*	*885.2*
Medium term (from 1 to 5 years)	61.5	154.0	105.7
Long term (more than 5 years)	80.0	107.2	8.7
TOTAL	1 193.3	1 325.9	1 181.7

On March 20, 1992, PERNOD RICARD S.A. issued bonds, outside France, in the form of Perpetual Subordinated Notes, for a total nominal amount of 61.0 MEUR.

The Perpetual Subordinated Notes are considered to be a "repackaged" debt arrangement, arising from an agreement with a third party special vehicle company at the time of issuance.

The 25.5 MEUR of net indebtedness as of June 30, 2001 was booked as "long term debt". This amount is equal to the issue's face value, minus a payment initially made and capitalized during the issuance.

Borrowings resulted in no guarantees or mortgages other than guarantees provided by PERNOD RICARD S.A., listed in Note 13.

Note 13 – Financial Commitments

EUR million	*Jun 30, 01*	*Dec 31, 00*	*Dec 31, 99*
COMMITMENTS GIVEN			
Leasing	46.6	25.2	18.2
Bank guarantees	264.3	284.5	176.0
Purchasing commitments	8.0	21.3	22.9

The guarantee given to Société Générale by PERNOD RICARD as a back-up guarantee for the loan notes issued for the partial financing of the IRISH DISTILLERS GROUP was reduced to 0.1 MEUR as of December 31, 2000. The guarantee's amount was still the same on June 30, 2001.

In 1994, PERNOD RICARD S.A. provided guarantees of up to GBP 40 million for amounts which may be owed by the BWG Foods and BWG NI companies in the form of loan and swap contracts taken out by these companies. As of June 30, 2001, the balance remaining due and which was guaranteed by PERNOD RICARD S.A. totaled GBP 24.3 million

In 1998, PERNOD RICARD S.A. guaranteed various loans contracted by its subsidiaries, especially Santa Lina and PR Finance S.A. As of June 30, 2001 the amount guaranteed for Santa Lina was 45.7 MEUR loan and 30.1 MEUR loan for PR Finance S.A..

In 2000, PERNOD RICARD issued a guarantee on behalf of its subsidiary BWG for bank loans, the outstanding amount of which was GBP 57.0 million.

Note 14 – Guaranteed Interest and Exchange Rate Contracts

The PERNOD RICARD has a portfolio of rate guarantee contracts which represented, on June 30, 2001, a total sum of 345 MEUR, as follows:

Company	*Contract*	*Maturity*	*Basis*	*Guarantees*
PR Finance	Fixed rate swap	January 2003	45 MEUR	5%
PR Finance	Fixed rate swap	May 2005	50 MEUR	5.35 %
PR Finance	Fixed rate swap	August 2005	100 MEUR	5.43%
PR Finance	Cap and Floor	May 2005	150 MEUR	4.7 %*

* The combined purchase of a Cap and sale of a Floor guarantees PR Finance a maximum borrowing rate of 4.7% provided that the 3-month Euribor rate is less than 7%.

The variable rate portion of PEROD RICARD Group's long term debt, after hedging, accounts for approximately 54 % of the total.

On June 30, 2001 PERNOD RICARD Group had no significant exchange rate contract commitments.

Note 15 – Average Number of Employees and Payroll Expenses

The average number of employees on June 30, 2001 was 17,700, compared with 19,480 on December 31, 2000. The decrease in staff was mainly due to divestitures . These figures are calculated on an average annual basis and include temporary personnel.

Note 16 – Principal Consolidated Companies

This Note is identical to the Note for the consolidated financial statement set forth in § 5.2. Changes occur in the following entries:

Sociétés	*Siège*	*% interest 06/30/01*	*% interest 12/31/00*	*Consolidation method*	*Registration Number (SIREN)*
- Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	0	0	NC	
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	0	0	NC	
- Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	56 807 0764
- Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	0	0	NC	382 255 016
- L'Igloo	7, Première Avenue, 13127 Vitrolles	0	0	NC	085 720 217
- The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	404 907 941

N.C.: Not consolidated (N.C. = *Non consolidé*)

CHAPTER VI

CORPORATE GOVERNANCE AND MANAGEMENT BODIES OF PERNOD RICARD

The information relating to this Section and relating to PERNOD RICARD is set forth in the *Document de Référence* which was registered with the *Commission des Opérations de Bourse* filed on April 17, 2001 under number R.01-115.

This information is correct as of the date hereof, subject to the following information:

AUTHORITY TO GRANT STOCK OPTIONS OR REPURCHASE SHARES

The combined shareholders' meeting held on May 3, 2001 authorized the Board of Directors to grant stock options, once or in several stages, to executives with high levels of responsibility and salaried administrators of the Company or companies that are directly or indirectly related to it as provided for in article L.225-180 of the *Code de Commerce.* Such options provide rights to subscribe to newly issued shares or to purchase existing shares of the Company resulting from previous redemptions carried out in accordance with applicable legislation.

The validity period of this delegation was fixed at five years.

On December 18, 2001 PERNOD RICARD's Board of Directors adopted a stock option plan the details of which are set forth in section 3.1.4 hereof.

CHAPTER VII

INFORMATION RELATING TO RECENT DEVELOPMENTS AND PROSPECTS OF PERNOD RICARD

Recent developments and prospects of PERNOD RICARD Group are supplied in the D*ocument de Référence* that was registered with the *Commission des Opérations de Bourse* on April 17, 2001 under number R.01-115. The following information supplements the information contained in the D*ocument de Référence*:

7.1. RECENT DEVELOPMENTS

7.1.1. Discussion and Analysis of Results of Operations for the Third Quarter of 2001

PERNOD RICARD Group announced turnover, excluding duties and taxes, of 3.33 billion Euros for the nine months ending September 30, 2001, an increase of 5.9%. On a constant structural and currency basis sales increased by 6.3%.

Turnover, excluding duty and taxes, for the PERNOD RICARD Group's core spirits and wine business, were up by 8.7%, to 1.3 billion Euros (an increase of 9.3% on a constant structural and currency basis . All regions contributed to this growth, with sales in France increasing by 6.9%, in Europe by 13.5 %, and Rest of World by 3.1%. In the third quarter of 2001, organic growth in this sector was 4.7%.

The Group's ten most profitable brands also showed good growth rates:

	January 2001 – September 2001	September 2000 –September 2001
Jacob's Creek	+ 20 %	+ 25 %
Ramazzotti	+ 21 %	+ 19 %
Havana Club	+ 16 %	+ 14 %
Clan Campbell	+ 12 %	+ 12 %
Jameson	+ 11 %	+ 10 %
Ricard	+ 4 %	+ 1 %
Bushmills	+ 7 %	0 %
Pastis 51	+ 6 %	+ 2 %
Larios	0 %	+ 1 %
Wild Turkey	0 %	+ 6 %
Total	**+ 9 %**	**+ 11 %**
Total Spirits	**+ 4 %**	**+ 4 %**
Total Wine	**+ 3 %**	**+ 3 %**

Jacob's Creek, *Ramazzotti*, *Havana Club*, *Clan Campbell*, and *Jameson* all enjoyed very strong growth. Following increased sales during the first half of the year, Ricard's sales have now resumed their usual growth rates.

The Distribution Sector also experienced strong growth, with sales of 1 billion Euros (up 10.8% on a constant structural and currency basis). Slightly unfavorable currency effects (- 1.1%) combined with structural effects of 3,8% further to the integration of Daunts in 2000 resulted in a growth of 13,4%.

Turnover for the Fruit Processing Sector (soft drinks and fruit preparations) was 1 billion Euros, down slightly (- 1%) on a constant structural and currency basis.

7.1.2. Transactions Completed Since June 30, 2001

7.1.2.1. *Sale of Orangina Pampryl and Yoo-Hoo*

On October 31, 2001 PERNOD RICARD confirmed the completion of the sale of its soft drinks activities to Cadbury Schweppes, after receiving, on October 30, 2001, the approval of the competition authorities in Europe and in the United States. These activities sold, therefore, will no longer be consolidated as of October 31, 2001.

The transaction, valued at 700 MEUR, comprises the *Orangina*®, *Pampryl*®, and *Yoo-Hoo*® brands and associated businesses, covering continental Europe, North America, and Australia. In addition, in a separate agreement, PERNOD RICARD

Group will have a put option to sell to Cadbury Schweppes Group its soft drink activities in the remaining markets for an additional amount of approximately 35 MEUR representing approximately 5% of the total activity's profitability.

The 700 MEUR sale price is increased by an indemnity payment of approximately 18 MEUR to compensate for taxation costs related to the transaction.

Orangina-Pampryl is the second largest soft drink producer in France , and the *Orangina* brand is present in numerous export markets. *Yoo Hoo* is the leading chocolate drink in the United States.

The sale of Orangina-Pampryl and Yoo-Hoo represents an important stage in the re-focusing of the Group on wine and spirits as its core activity. After the upcoming acquisition of the Seagram brands, PERNOD RICARD will be one of the leading companies world wide in the wine and spirits sector.

7.1.2.2. *Increase in PERNOD RICARD's Investment in Agros*

As of October 31, 2001, PERNOD RICARD Group owns approximately 98% of the share capital and voting rights of Agros (as compared to 37% of the share capital and 74% of the voting rights previously owned). Agros will remain listed on the Warsaw stock exchange.

With consolidated sales of 240 MEUR, Agros is one of the most important players in the Polish food and drinks industry, with a strong market presence in the fruit juice, fruit-based soft drink, canned fruit and vegetable, and jam segments (*Fortuna*® fruit juice, *Lowicz*® jam, and *Krakus*® canned fruit and vegetables). Most significantly, Agros owns the export rights to *Wyborowa*® *wodka*, distributed worldwide by PERNOD RICARD.

In addition, on July 16, 2001, PERNOD RICARD signed an agreement with Polmos Bialystok for distribution of *Zubrowka*® in Europe (excluding Russia and Poland), a well established Polish bison grass "*wodka*" (vodka). This agreement has a five-year term renewable covering distribution.

PERNOD RICARD has decided to restructure Agros's operations around two strategic businesses: Agros Fortuna (processing of fruits and vegetables into finished products), and Agros Trading (exporting of spirits, notably *Wyborowa*). The Agros company recently sold its Milejow and Pinchow businesses, with the purchasers retaining all of the employees, as well as Farmi i Mliny (agriculture and milling). Dispositions of other operations are underway.

7.1.2.3. *PERNOD RICARD's Acquisition of Polmos Poznan (*Wyborowa*)*

On July 16, 2001 PERNOD RICARD Group announced that Ms. Aldona Kamela-Sowinska, Treasury Minister, Messrs. Pierre Pringuet, Vice President and Managing Director of PERNOD RICARD S.A., and Yves Flaissier, President of Agros Holding SA, had signed an agreement, as part of the privatization program in Poland, for the acquisition by Santa-Lina, a subsidiary of PERNOD RICARD

S.A., of 80 % of the share capital of Polmos Poznan, for 300 million zlotys (approximately 77 MEUR). This agreement was finalized on August 28, 2001, after receiving required approvals from the Polish governmental authorities responsible for regulating competition and foreign investments. Regarding the balance of Polmos Poznan's share capital, 15 % of the shares will be issued to employees and 5 % will be retained by the Polish Treasury, to be acquired at a later date by PERNOD RICARD Group.

The privatization agreement states that PERNOD RICARD will undertake a capital increase of Polmos Poznan within the next 2 years of approximately 29 million zlotys (approximately EUR 8 million), which will primarily fund, a 5 year production investment program of 25 million zlotys (approximately EUR 7 million).

Polmos Poznan makes, among others, *Premium*®, *Lodowa*®, and especially *Wyborowa*® vodkas, which join PERNOD RICARD Group's portfolio of premium brands. *Wyborowa* is a «*wodka*» (vodka) of rye made through a triple distillation process, much sought-after by connaisseurs. Besides Poland, its principal markets today are in Western Europe, the United States, and Mexico.

On October 12, 2001 PERNOD RICARD Group announced that the Polish company Polmos Poznan would change its name to Wyborowa S.A. and that Mr. Yves Flaissier had been appointed Chairman of its Board of Directors. This new subsidiary will be responsible for all spirits operations of PERNOD RICARD Group in Poland, bringing together all operations and employees of Polmos Poznan (manufacture and sale in Poland of *Wyborowa*, *Lodowa*, and *Premium* brand vodkas), Agros Trading (vodka exports), and PR Polska (sale and distribution in Poland of the other PERNOD RICARD Group brands).

Under PERNOD RICARD Group's "brand ownership" approach, Wyborowa SA will be responsible for the worldwide marketing strategy of these brands, coordinating closely, market by market, with companies responsible for sale and distribution within the PERNOD RICARD Group.

7.1.2.4. *Acquisition by PERNOD RICARD of Jan Becher*

As part of the privatization process in the Czech Republic, the Czech government, on November 29, 2001, sold 59% of Jan Becher's capital to PERNOD RICARD for 40 MEUR. The Group now owns 95.7% of the capital of the company. This transaction completes the privatization process started in 1997, when PERNOD RICARD acquired its initial equity stake in Jan Becher and took over the management of the company.

Founded in 1807 by Josef Becher, the Carlsbad (Karlovy Vary) based company is famous for producing *Becherovka*®, a bitter liqueur which is drunk neat, as a long drink, or a cocktail and which is particularly well known in its domestic market as well as in Central and Eastern Europe. Since acquiring its equity stake in Jan Becher, PERNOD RICARD has established one of the best spirits and wine distribution networks in the Czech market and established its own network in the

Slovak Republic. The Group has reunited the brand on a worldwide level by acquiring the rights to it in several markets including Germany, where sales have increased strongly. In addition, *Becherovka®* has also been relaunched in the Central European markets as well as in Russia, where the brand is well recognized.

The acquisition of Jan Becher reinforces PERNOD RICARD's position as the number 1 player in the spirits and wine market in continental Europe and as the leading investor in the "drinks" sector in Central and Eastern Europe.

The Group also becomes the number 1 producer worldwide for bitters, with a total volume of nearly 3 million cases. In addition to *Becherovka*, PERNOD RICARD's portfolio for bitters contains *Amaro Ramazzotti®* (Italy, Germany, Austria and Switzerland), *Suze®* (France, Belgium and Switzerland) as well as several local brands.

7.1.2.5 Sale of SIAS-MPA

On January 11, 2002 PERNOD RICARD announced that it was close to completing the disposal of SIAS-MPA, the world leader in fruit preparation for the milk industry to BUTLER CAPITAL MARKETS.

The value of the sale of SIAS-MPA is 170 MEUR (including debts and minority interests). This value could increase by a maximum of 25 MEUR, allowing PERNOD RICARD to benefit from the future profit achieved by BUTLER CAPITAL PARTNERS when they choose to exit.

PERNOD RICARD will agree to give BUTLER CAPITAL PARTNERS a credit facility amounting to 50 MEUR. A partial repayment of this credit will be conditional on SIAS-MPA's future performance.

The SIAS management team will take part in this transaction by taking a stake in the capital.

On January 11, 2002, this transaction was submitted to an exceptional meeting of the workers council at SIAS-MPA for advice. They approved it on January 21, 2002. It is still subject to approval by the competition law authorities.

7.1.3. Pending Litigation: *Havana Club*

Formed as a 50/50 joint venture between PERNOD RICARD Group and a Cuban state company, Havana Club Holding (HCH) owns the trademark *Havana Club®*, which applies to a line of authentic Cuban rums, registered in nearly 180 countries.

This trademark has been infringed in the United States and is the subject of a lawsuit to establish ownership in Spain by the Bacardi-Martini Group.

- In the United States, the action brought by HCH to obtain a remedy against distribution and sale by Bacardi-Martini, in 1996, of a Cuban rum under the trademark *Havana Club*® has not been successful.

  "*Section 211*" passed as part of the U.S. budget act in 1999 while the case was pending, prohibits courts in the U.S. from recognizing assertions of rights to certain Cuban origin trademarks or names which are identical or similar to rights which were confiscated during the Cuban Revolution.

  The European Union has begun a proceeding before the World Trade Organization (WTO) to have "*Section 211*" declared a violation of the GATT agreements (the so-called "TRIPS" agreements – "Trade Related Intellectual Property rights"). The WTO panel ruled against one of the provisions of "*Section 211*" on July 3, 2001. On January 2, 2002 the WTO's appellate body issued a ruling and held that the provisions of "*Section 211*" were inconsistent with two fundamental principles of the "TRIPS" agreements and recommended that the United States bring its legislation into conformity with its obligations under these agreements.

  In addition, Bacardi-Martini brought actions seeking cancellation and termination of the *Havana Club*® trademark in the United States. These claims have either been dismissed, or have not yet been decided.

- In Spain, Bacardi-Martini brought an action in July 1999 to obtain ownership of the *Havana Club*® trademark belonging to HCH.

  Distribution and sale of rums by PERNOD RICARD's Spanish subsidiary using this trademark, however, is not seriously endangered.

7.1.4. Pending Litigation: the Jan Becher Case

The trademarks *Becher*® and *Becherovka*® belong on a worldwide basis to two PERNOD RICARD subsidiaries, Jan Becher (Karlovy Vary, Czech Republic) and Johann Becher (Rheinberg, Germany).

Since 1997, a Czech citizen name Zdenek Hoffmann has claimed to own the rights to the *Becherovka*® trademark, on the ground that it was a gift from his grandfather in 1939, or in 1945. In addition, Mr. Hoffmann's mother, who obtained a governmental license to manufacture spirits using the company tradename "*Jirina Hoffmanova – Johann Becher*", has granted manufacturing and distribution licenses for liqueurs under such trademarks to Slovak and Czech companies.

Several judicial cases are now pending before the Slovak and the Czech courts in order to seek confirmation of the ownership rights of Jan Becher to the *Becherovka*® and *Becher*® trademarks in Czech Republic and Slovakia and to prohibit the infringements that have been shown.

As of now, the property rights of Jan Becher to the *Becherovka* and *Becher* trademarks in Czech Republic and Slovakia do not seem to be seriously endangered.

7.2. FUTURE PROSPECTS

On December 19, 2000 an agreement was reached with Vivendi Universal for the joint acquisition by PERNOD RICARD Group and Diageo of the Seagram Spirits and Wines Business. In this regard, PERNOD RICARD has simultaneously refocused its activity on its core wine and spirits business through a series of divestitures of businesses which are not part of the wine and spirits business. This program, which has already originated the sale in 2001 of San Giorgio Flavors, Italcanditi, Orangina Pampryl, and Yoo-Hoo, is continuing.

7.2.1. Acquisition by PERNOD RICARD of a Part of the Seagram Wines and Spirits Division

7.2.1.1. *Description of the Transaction*

The agreement signed by PERNOD RICARD and Diageo to acquire the Seagram's Spirits and Wines Business from Vivendi Universal involves a total amount of 8.15 billion U.S. dollars.

This acquisition was completed on December 21, 2001 after obtaining all required approvals from European, Canadian, and American competition authorities.

In addition, PERNOD RICARD and Diageo signed on December 4, 2000 an initial Framework Agreement providing for the terms and conditions of the joint acquisition of the Seagram's Spirits and Wines Business, especially the portfolio allocation of the acquired brands. This agreement was amended by a new agreement signed on December 21, 2001, under which PERNOD RICARD will contribute approximately 3.2 billion U.S. dollars , or 39.1% of the total price. This acquisition, which will be entirely financed through committed borrowing facilities, will comprise part of the Seagram Spirits and Wines Business, consisting of shares and assets, essentially part of the Seagram brand portfolio.

7.2.1.2. *Significance of the Transaction for PERNOD RICARD*

The acquisition of a portion of Seagram's brand portfolio represents an exceptional opportunity for PERNOD RICARD Group:

- This acquisition will transform PERNOD RICARD into a truly global player and will allow it to step from the fifth to the third position in the wines and spirits industry in terms of volume sold.
- This acquisition is part of PERNOD RICARD's strategy of maintaining a balanced portfolio of international and strong local brands, which evens out

the impact of cyclical economic downturns and matches market characteristics as well as consumer purchase patterns.

- This acquisition will create significant operating synergies by leveraging PERNOD RICARD's distribution network. While volumes will grow by 55 %, the sales force will only increase by 15 %.

- The opportunity to acquire prestigious brands such as *Chivas Regal*®, *Seagram's* Gin® and *Martell*® is extremely rare in the spirits industry. Those brands will significantly strengthen PERNOD RICARD's existing portfolio.

- The substantial marketing investment in *Chivas*, *Martell* and *Seagram's* Gin for the past two years, the growing popularity of premium Scotch Whiskey and Cognac (particularly in the United States), and the recovery of economic conditions in many of the important markets for the acquired Seagram portfolio brands should provide the Company with significant opportunities sales growth opportunities.

7.2.1.3. *Structure of the Transaction*

The terms of the acquisition by PERNOD RICARD and Diageo of the Seagram Spirits and Wines Business have been provided in the Framework Agreement, dated December 4, 2000, as amended on December 21, 2001.

Pursuant to this Agreement, the Seagram Spirits and Wines Business will be divided into three main categories:

- The parts of the Seagram Spirits and Wines Group to be acquired by PERNOD RICARD (the "PERNOD RICARD Assets"),

- The parts of the Seagram Spirits and Wines Group to be acquired by Diageo (the "Diageo Assets"),

- The non-strategic assets of the Seagram Spirits and Wines Business to be funded jointly in the proportions agreed between PERNOD RICARD and Diageo (39.1 % for PERNOD RICARD and 60.9 % for Diageo) and subsequently sold to third parties (the "Non-Strategic Assets"). Non-Strategic Assets are divided into three categories: assets held by PERNOD RICARD, assets held by Diageo, and jointly-held assets.

The acquisition is structured so that, upon closing, both PERNOD RICARD and Diageo will directly acquire their respective assets of the Seagram Spirits and Wines Business.


PERNOD RICARD
DIAGEO
100%
39.1%
60.9%
100%
PERNOD RICARD Assets
Non-Strategic Assets
Diageo Assets
Seagram Spirits and Wines Business

The PERNOD RICARD Assets include businesses relating to *Chivas Regal* (premium Scotch whiskey), *Martell* (Cognac), *Seagram's* Gin (gin), *The Glenlivet*® and *Glen Grant*® (single malt Scotch whiskeys), *100 Pipers*® and *Something Special*® (blended Scotch whiskeys), *Orloff*® (local vodka) *Montilla*® (Rum), *Royal Stag*®, *Dunbar*®, *Natu Nobilis*® and *Blenders Pride*® (local whiskeys), as well as*Seagram's Coolers*® and certain production facilities related to these brands in specific countries such as the United States (Indiana), the United Kingdom, Portugal, France, Brazil and India. The Diageo Assets include businesses relating to *Crown Royal*® (Canadian whiskey), *Captain Morgan*® (rum), *Seagram's 7 Crown*® (North American whiskey), *Seagram's VO*®, *Seagram's 83*®, and *5 Star*® (Canadian whiskey), *Windsor Premier*® (premium Scotch whiskey), *Cacique* and *Myers*® (rums), *Mumm Cuvée Napa*®, and some other brands.

The Non-Strategic Assets include businesses relating to *Sandeman*® (Port and Sherry), *Four Roses*® (Bourbon whiskey), *Passport*® (Scotch whiskey), *Mumm Sekt*® (Sparkling wine), Oddbins (distribution), as well as several other smaller spirit, wine and beverage brands.

PERNOD RICARD and Diageo intend to sell such Non-Strategic Assets to third parties as soon as possible and will share the financial proceeds and charges relating to such dispositions.

To date, the sales of Oddbins, the leading wine and spirits retailer in the United Kingdom and Ireland, to Castel Frères (France) and *Mumm Sekt* to Rotkappohen Sektkellerei (Germany) have been completed. The *Four Roses* and *Sandeman*

brands are in the process of being sold, the first to Kirin Brewery Company Ltd (Japan) and the second to Sogrape Holding (Portugal).

The Non-Strategic Assets are divided into two categories: those to be managed by PERNOD RICARD alone until sale to third parties and those which PERNOD RICARD and Diageo will manage jointly during the same period.

A committee (the "Supervisory Committee"), consisting of an equal number of representatives of PERNOD RICARD and Diageo, has been established to oversee the sale process of all the Non-Strategic Assets and organize the management of such assets, except for those managed by PERNOD RICARD alone.

7.2.1.4. *Competition Law Authorities approvals*

- European Commission

On May 8, 2001 the European Commission approved the transaction, subject to compliance with certain commitments made by Diageo and PERNOD RICARD which concern mainly the following:

- allocation of the assets between the parties;
- management of "antitrust sensitive" assets from a competition point of view
- precautionary steps ("safeguard and firewall measures and procedures") to safeguard competition during the interim 12 month period;
- distribution by an independent third party of *Captain Morgan* rum in Iceland;
- the fact that the third party acquiring the *Four Roses* brand would have to be a potential or existing competitor of the parties, the choice of which would be subject to the Commission's approval;
- appointment of a "*Monitoring Trustee*" specifically responsible for monitoring the parties' compliance with the above-described commitments;
- sale of two classes of assets called *Seagram Venture Assets* and *PERNOD RICARD On-Sale Assets* within 12 months from the closing
- the appointment of a "*Divestment Trustee*" to sell the above-described assets for which a buyer cannot be found within 12 months (such "*Divestment Trustee*" to have six months to do so.

- Canada

The Competition Office (*Bureau de la Concurrence*) approved the transaction on October 23, 2001, subject to the condition that Diageo commit to divest the

premium Canadian whiskey brand GIBSON'S Finest®, so as to avoid any restriction of competition in the market for *"premium Canadian whiskies"*.

The Canadian Ministry for Industry (*Ministère de l'Industrie*) (*Investment Review Division*) approved the transaction on October 31, 2001.

- United States

The *Federal Trade Commission* (FTC) approved the transaction on December 19, 2001 on the condition that Diageo divest its "*Malibu*®" brand within six months from the closing of the acquisition to a third party in a position to develope it in the United States and, during such period manage the "*Malibu*" brand separately from the "*Captain Morgan*" and "*Myers*®" rum brands acquired pursuant to this acquisition.

7.2.2. Financing by PERNOD RICARD of a Part of the Seagram Spirits and Wines Business

PERNOD RICARD's contribution to the acquisition of the Seagram's Spirits and WinesBusiness amounts to 3.2 billion U.S. dollars. This amount was paid to Vivendi Universal on December 21, 2001.

The financing for this acquisition was syndicated to a banking pool in February 2001. The funds were drawn down on December 21, 2001 and is structured as follows:

- senior debt increased in a maximum amount of 3.5 billion Euros (this amount also includes PERNOD RICARD's initial debt), maturing in 5 years and divided between U.S. dollars (43%), euros (49%), and yens (8%). Interest is indexed to the Euribor, Libor dollar, or Libor Yen rates;

- a bridge loan for the sale of assets of 1 billion Euros maturing in one year, renewable for an additional year in the amount of 300 MEUR, indexed to the Euribor, Libor dollar, or Libor Yen rates. As of December 31, 2001, following sales of assets during 2001, the amount outstanding under this bridge loan was only 387 MEUR.

- issuance of bonds convertible and/or exchangeable for new or existing shares maturing on January 1, 2008 in an amount of approximately 425 MEUR which will be increased to a total nominal value of approximately 488.75 MEUR (the subject of this prospectus);

This financing structure will also make it possible for PERNOD RICARD Group to refinance the group's debt, to pay expenses related to the acquisition, and provide sufficient margin to finance additional working capital needs related to the acquisition.

As a result of this financing structure, PERNOD RICARD Group will maintain financial flexibility to undertake new medium term transactions (maintenance of "investment grade" rating) and anticipate for rapid repayment of debt.

7.2.3. Financial Growth of Seagram Spirits and Wines Business during 1999, 2000, and 2001

The information set forth in this paragraph relates to the entire structure jointly acquired by PERNOD RICARD and Diageo from Vivendi Universal and not just to assets and operations acquired by PERNOD RICARD.

The source of the information contained in this paragraph is indicated in section 1.3.2.1. It is important to bear in mind that these financial statements are presented according to US GAPP standards, and that the information set forth in this paragraph for the fiscal year ending June 30, 2001, which comes from the management of the Seagram Spirits and Wines Group, has not been audited by the statutory auditors

Actuals **Twelve months period ended 30 June (millions of U.S. dollars)**	***2001***	***2000***	***1999***
Revenues :			
Consolidated companies	$5 158	$5 108	$4 812
Unconsolidated companies	150	179	162
	$5 308	$5 287	$4 974
EBITDA :			
Consolidated companies.	$909	$727	$684
Unconsolidated companies	10	10	9
	$919	$737	$693
Adjustment for unconsolidated companies	(10)	(10)	(9)
Depreciation and amortization	(112)	(125)	(132)
Operating Income	$797	$602	$552

- **2001 versus 2000**

Consolidated Companies

Sales revenues grew by 1%, with Earnings before interest, taxes, depreciation and amortization (EBITDA) growing by 25% and operating profit by 32%, as compared to the numbers for the preceding period. The improvement in results of operations in comparison with the preceding year resulted from steady growth in North America (especially spirits), which saw 2% sales volume growth, 5% growth in revenues, and 6% profit growth. Asia continued its recovery and showed growth of 27% in sales volumes and profits. Europe, despite a slight drop of 1% in volumes, showed profit growth of 10%. Latin America, with a 1% growth in volumes, improved its profits by almost 60%. 46% of the total proceeds in this segment, or 5 158 million dollars, came from North America, 24% from Europe/Africa, 20% from Asia, and 10% from Latin America. The total number of cases of wine and spirits sold, including unconsolidated companies, grew by 2%, despite the drop in sales of champagne and coolers, as a result of the rise in sales of North American and Scotch whiskeys, rum, and cognac.

For fiscal year 2001, the cost of goods sold, expressed as a percentage of revenues, was 51%, as compared to 54% for 2000, essentially due to declining manufacturing costs. Selling expense, general and administrative overhead expense, expressed as a percentage of revenues, were 33%, against 34% for fiscal year 2000, also reflecting a reduction in general expenses. Marketing expense grew by 8% in constant dollars, compared to the previous period, essentially with respect to leading products (*Chivas*®, *Martell*®, *Crown Royal*®, etc.).

Unconsolidated Companies

Fiscal year 2001 included only one unconsolidated company in the wine and spirits business, Kirin-Seagram Limited of Japan, the results of which, in terms of operating profit and EBITDA remained stable, compared to the prior year.

- **2000 versus 1999**

Consolidated Operations

Revenues increased by six percent (ten percent on a constant U.S. dollar basis), EBITDA rose by six percent (10 percent on a constant U.S. dollar basis) and operating income increased by nine percent (13 percent on a constant U.S. dollar basis) as compared to the prior year. Adjusting for the sale of the Champagne production operations, operating income increased by 15 percent, and EBITDA increased by 12 percent. The improved year-on-year results were driven by continued momentum in the global spirits and wine business, the impact of the millennium and earnings growth in all regions. In North America, higher volumes and prices, partially offset by increased marketing investment, contributed to growth. Europe benefited from growth in most major markets, particularly Germany, driven by a recovery in *Mumm Sekt*® sales, and the United Kingdom. The continued economic recovery in Asia, specifically in Greater China, facilitated improvement in that region. In Latin America, growth was driven by Brazil, Venezuela, and *Don Julio* in Mexico. Of the $5,108 million total spirits and wine revenues, 46 percent were generated in North America, the European and African markets accounted for 33 percent, Asia Pacific contributed 13 percent, and Latin America generated the remaining eight percent. Total spirits and wine case volumes, including unconsolidated companies, increased by seven percent year-on-year, driven by growth in *Crown Royal*®, *Captain Morgan*®, *ABSOLUT VODKA*® (which is owned by V&S Vin & Sprit AB), *Mumm Sekt*®, and *Royal Salute*®.

In fiscal year 2000, cost of goods sold as a percentage of revenues increased to 54.2 percent from 53.3 percent in the preceeding year. This increase was offset by a decrease in selling, general and administrative expenses as a percentage of revenues, which declined to 34.0 percent from 34.7 percent in the preceeding year. On a constant U.S. dollar basis, global marketing expense increased in excess of 20 percent in order to sustain the momentum established in our core brands and to support the millennium trade activity earlier in the year. Brand equity build also increased in excess of 20 percent on a constant U.S. dollar basis, as we continued to invest for future growth by supporting our brands in key markets, particularly North America.

Unconsolidated Operations

In the current fiscal year there is only one spirits and wine unconsolidated company, Kirin-Seagram Limited in Japan. In fiscal year 1999, the unconsolidated companies also included Seagram (Thailand) Limited for nine months to March 1999, at which time we increased our investment in Thailand and began to consolidate that affiliate. In fiscal year 2000, the equity in earnings of unconsolidated companies increased by $2 million, and revenues and EBITDA from unconsolidated companies increased by 10 and 11 percent, respectively. The year-on-year variances are primarily due to the entities that are included in unconsolidated companies.

7.2.4. Presentation of PERNOD RICARD Group's Future After Acquisition of a Portion of Seagram's Spirits and Wines Group and After Completion of Refocussing of PERNOD RICARD Group on the Spirits and Wines Group

The financial data for fiscal year 2001 relating to the assets of the Seagram Spirits and Wines Business acquired by PERNOD RICARD which are mentioned in the paragraphs below, or which were used by PERNOD RICARD in producing simulations in terms of volumes and market share, were directly obtained from the management of the Seagram Spirits and Wines Business (Vivendi Universal) and have not been audited or reviewed by the statutory auditors (*contrôleurs légaux*).

In fact, prior to the completion of the acquisition on December 21, 2001 PERNOD RICARD did not have access to complete and audited financial information for fiscal year 2001 relating to the Seagram's Spirits and Wines Business.

In addition the business acquired by PERNOD RICARD involves brands and assets that have never received individual accounting treatment, even within Seagram. PERNOD RICARD, therefore, will not be in a position to provide information about the assets and operations acquired until presentation of the consolidated financial statements for PERNOD RICARD Group for 2001.

At that time, the assets of the Seagram Spirits and Wines Business held by PERNOD RICARD (see, PERNOD RICARD Assets, as described in § 7.2.1.3) will be consolidated using the total consolidation method. Applying accounting principles used by PERNOD RICARD the value of the new brands included in the balance sheet will probably be determined on the basis of their future profits. This amount will be evaluated at the time the financial statements for the year ended December 31, 2001 are presented.

The Non-Strategic Assets described in § 7.2.1.3 which are to be sold will not be consolidated in the PERNOD RICARD financial statements. In taking the position that the aim of this acquisition is the acquisition of the PERNOD RICARD Assets, as described in § 7.2.1.3, the gains and losses on the sales of Non-Strategic Assets will be eliminated and allocated to the cost of acquisition of the PERNOD RICARD Assets.

7.2.4.1. Description of Business Acquired by PERNOD RICARD

7.2.4.1.1. *Principal Brands Acquired*

Total volumes of the Seagram brands acquired by PERNOD RICARD amounted to 16.6 million cases between June 2000 and June 2001 (Seagram's fiscal year), as compared to 14.5 million cases between June 1999 and June 2000. This information reflects information as of June, 30.

Principal brands acquired by PERNOD RICARD group

Brands	Type	Main Geographic Areas	Changes in Sales Volumes	
			July 2000-June 2001 vs. July 1999-June 2000	December 2000-November 2001 vs. December 1999-November 2000
Chivas Regal	Scotch	International	+12%	+2%
Martell	Cognac	International	+4%	-2%
Seagram's Gin	Gin	North America	-4%	-4%

The information set forth below relating to *Chivas*, *Seagram's* Gin, and *Martell* comes from the organization International Wines and Spirits Records (December 2000) and with respect to sales revenues, from the organization Impact International (February 2001).

The main brands acquired by PERNOD RICARD are:

- *Chivas*:
  - Worldwide co-leader in the Premium Scotch market by volume, number 12 worldwide spirit in terms of sales, and number 2 worldwide in Duty Free spirits in terms of sales. In 2000, total sales amounted to 3.4 million cases of 9 liter bottles worldwide,
  - The acquisition of *Chivas* will give PERNOD RICARD Group direct access to the United States and Asian markets.
- *Seagram's* Gin:
  - Number 2 worldwide gin by volume, number 1 gin in the United States with a 30% market share. In 2000, total sales amounted to 3.2 million cases of 9 liter bottles worldwide,
  - The acquisition of *Seagram's* Gin will give PERNOD RICARD Group a strong position in the American market, as well as access to the large "off-trade" market in the United States.

- *Martell*:

  - Number 3 worldwide cognac by volume, number 1 cognac in the United Kingdom, Singapore and Malaysia. In 2000, total sales amounted to 1.3 million cases of 9 liter bottles worldwide,

  - *Martell* perfectly complements *Chivas Regal*'s distribution channels, especially in the Asian markets, where PERNOD RICARD has had a weaker presence.

7.2.4.1.2. ***Profitability of the Acquired Business***

Sales

Billions of euros	**2000**	**2001***	**Change**
PERNOD RICARD Spirits and Wines**	1.8	1.9	+9%
Acquired Seagram Brands**	1.2 ****	1.3 *****	+12.6%
Total	**3.0**	**3.3**	**+11.0%**

* Estimated.

** The information for PERNOD RICARD Spirits and Wine reflects information for 12 months between 1st January and 31 December (period corresponding to PERNOD RICARD's fiscal year)

*** The information for acquired Seagram brands reflects information for 12 months between 1st July and 30 June (period corresponding to Seagram's fiscal year)

**** Exchange rate used 1 EUR = 0.9240 USD.

***** Exchange rate used 1 EUR = 0.8960 USD.

General Overhead and Marketing Expense

General overhead and marketing expense required for the integration of the acquired brands was revalued on the basis of comparable structure at approximately 125 MEUR, as compared to 95 MEUR in the initial proposal, to which should be added 15 MEUR related to new operations (*Don Julio*® and *Olmeca*® tequillas, Seagram's coolers, acquisitions of local brands, especially in South America).

Percentage of Operating Profit

The operating profit margin of the PERNOD RICARD spirits and wine business after integration of the Spirits and Wines Business acquired from Seagram was valued at 21.5% of the sales (or 635 MEUR on the basis of 2000 sales). This operating profit margin was 17.2% for the PERNOD RICARD spirits and wines business before integration and 28.0% with the acquired business, after additional structural costs. The June 30, 2001 data provided by Seagram's Spirits and Wines Business's management confirmed that trend, with a slight progression of such ratio.

PERNOD RICARD's acquisition of a part of the Seagram brands, consequently, will significantly improve the group's profitability (see §7.2.5.).

7.2.4.1.3. *Headcount*

According to PERNOD RICARD's most recent estimates, approximately 3,200 people joined the group. The geographic breakdown of these employees is as follows:



19%
39%
20%
22%
Europe
North America
Central and South America
Asia

7.2.4.2. Description of the PERNOD RICARD's Divestiture Program of Non-Strategic Businesses

Simultaneously with the acquisition of part of the Seagram Spirits and Wines Business, PERNOD RICARD undertook to refocus on its core wine and spirits business. Consequently, PERNOD RICARD has developed a plan to divest non-strategic businesses. To date, the sale of San Giorgio flavors, Italcanditi, Orangina-Pampryl, and Yoo-hoo have been completed. Pending sales are as follows:

- **SIAS MPS:** On January 11, 2002 PERNOD RICARD announced that it was close to completing the disposal of SIAS-MPA to BUTLER CAPITAL MARKETS (see §7.1.2.5).
- **CSR:** PERNOD RICARD has initiated the selling process of the CSR cider operations.
- **BWG:** On March 12, 2001 PERNOD RICARD announced that it had initiated the selling process of BWG, its wholesale distribution subsidiary in Ireland and Great Britain.

As a matter of information, it should be noted that the financial information relating to the two business segments the sale of which has been initiated (fruit processing and fruit juice preparation and distribution appear in Note 16 of § 5.2. of this prospectus.

7.2.4.3. Creation of the Third Largest Wine and Spirits Company in the World in Terms of Sales

Since its founding, PERNOD RICARD Group has been able to build an international portfolio in the wine and spirits industry through the acquisition and the development of worldwide brands (*Jameson*®, *Havana Club*®, and *Jacob's Creek*®) and regional brands (*Larios*®, *Clan Campbell*®, *Wild Turkey*®, and *Ramazzotti*®). Prior to the Seagram's transaction, PERNOD RICARD Group was already the fifth largest group in the world in the spirits industry, which is its core business.

7.2.4.3.1. *Strengthened Worldwide Presence*

The acquisition of a part of the Seagram's assets adds new worldwide brands to PERNOD RICARD's portfolio, which will strengthen its presence in North America, Latin America, India, and Southeast Asia. PERNOD RICARD thus reaches a worldwide critical mass which will allow it to take its place as a major player in the industry.

Geographic Breakdown by Volume of PERNOD RICARD Brands Pre-Acquisition (total volume: 28 million cases of 9 liter bottles*) (data estimated by PERNOD RICARD for FY 2001)



5 %
9 %
36 %
50 %
France
Europe / Africa (excluding France)
Americas
Asia

60085476v1

Post-acquisition (total estimated volume: 46 million cases of 9 liter bottles*) (compilation of estimated data by PERNOD RICARD and data provided by SEAGRAM management for FY 2001)


12%
23%
27%
38%
France
Europe / Africa (excluding France)
Americas
Asia

* Of which 1 million cases were sold in "ready-to-drink" form (producing 9.5 "ready-to-drink" cases)

7.2.4.3.2. *Eleven Brands Among the Top One Hundred in Impact International's Rating*

Upon completion of this transaction PERNOD RICARD will become the third largest spirits Group in the world, with a portfolio representing 11 of the top one hundred brands in the *Impact International* rating (February 2001) and a distribution network with a significantly strengthened global reach.

Brand*	Rating 2000
Ricard	5
Seagram's Gin	18
Chivas Regal	22
Larios	38
Pastis 51	44
Montilla	45
Clan Campbell	57
Havana Club	63
Martell	65
Jameson	70
Suze	81

Source: *Impact International* (February 2001)

*The *Wyborowa* brand should be included in the 100 leading brands of the *Impact International* rating next year.

7.2.4.3.3. *A Complete and Balanced Product Line*

Acquisition of part of the Seagram Wines and Spirits Business will allow PERNOD RICARD Group to strengthen its brand portfolio.

PERNOD RICARD will become second in the world in the key category of Scotch whiskeys with a significantly enriched line-up. The introduction of *Chivas Regal* into PERNOD RICARD's distribution network will, among other things, provide a powerful leverage effect for the Group's entire product line.

With the acquisition of *Martell*, PERNOD RICARD Group, which already owns the *Bisquit*® and *Renault*® brands, will become the second largest player in the cognac market. *Martell* is a uniquely prestigious brand with a strong presence in the U.K. and in Southeast Asia. In addition, in the luxury spirits segment, the brand complements *Chivas Regal.* In Portugal, the contribution of brandy *Macieira*® and other local brands will allow PERNOD RICARD Group to reach second place in the spirits market.

Acquisition of the *Seagram's Extra Dry*® gin should significantly improve PERNOD RICARD's presence in the United States. The contribution of *Natu Nobilis*®, *Orloff*®, and *Montilla*® in Brazil should energize the Group's business in Latin America. In India, *Royal Stag*® is the premier premium whiskey on the market.

Breakdown of PERNOD RICARD Product Line by Volume per Type of Spirit

Pre-Acquisition (total volume: 28 million cases of 9 liter bottles*)
(data estimated by PERNOD RICARD for FY 2001)


17 %
20 %
1 %
7 %
6 %
16 %
33 %
Whiskeys
White Liqueurs
Anis
Rum
Bitters
Cognac
Others

60085476v1

Post-Acquisition (total volume: 46 million cases of 9 liter bottles*)
(compilation of estimated date by PERNOD RICARD and data provided by SEAGRAM management for FY 2001)



13%
4%
4%
8%
21%
18%
32%
Whiskeys
White Liqueurs
Anis
Rum
Bitters
Cognac
Others

* Of which 1 million cases were sold in "ready-to-drink" form (producing 9.5 "ready-to-drink" cases)

•

7.2.5. PERNOD RICARD Financial Objectives After Acquisition of Seagram Wines and Spirits Business

Pursuant to the signing of the Agreement entered on December 19, 2000 with Vivendi Universal for the joint acquisition of Seagram's Spirits and Wine Business by PERNOD RICARD and Diageo, PERNOD RICARD presented its profit objectives for 2002 in early 2001.

These objectives, which assumed that the part of the Seagram's Spirits and Wine Business acquired by PERNOD RICARD would be integrated in the beginning of the year 2001, were prepared by PERNOD RICARD on the basis of:

- information provided to PERNOD RICARD by Vivendi Universal in Data Rooms open during the months of October and November 2000. These Data Rooms included, among other things, financial statements for Seagram's Spirits and Wine Group and the management accounts for the brands to be acquired by PERNOD RICARD for the fiscal year ended June 30, 2000. These data were given an in-depth analysis by PERNOD RICARD.
- objectives prepared by PERNOD RICARD

The decision to present objectives for 2002 was motivated by the fact that fiscal year 2002 would be the first year to include full year results for the Seagram's Sprits and Wine Business and PERNOD RICARD, therefore, the first year to show the new dimension of PERNOD RICARD after its restructuring on its core business.

The acquisition of the Seagram's Spirits and Wine Business was not completed until December 21, 2001. Consequently, the first fiscal year which will show the group as it appears after refocusing on its core wine and spirits business will be 2003.
PERNOD RICARD, however, has not been able to update its estimates, because the information made available to PERNOD RICARD by Seagram for the fiscal year ended June 30, 2001 was very limited. In addition, these data were not audited by the statutory auditors, and it has not been possible to give them as full a review as the one performed by PERNOD RICARD in the Data Room for the information relating to the fiscal year ended June 30, 2000.

Consequently, the profitability objectives presented hereinafter for 2003 should be compared to those presented last year for 2002.

Thus, assuming completion of the sale of the Non-Strategic Assets acquired from Seagram and the refocussing on spirits and wines (after the sale of the other assets set forth in 7.2.4.2), PERNOD RICARD's sales objectives will be 3.7 MEUR for 2003, and the EBIT/sales ratio will be 21.5%.

PERNOD RICARD expects a rapid repayment of debt to maintain its medium term financial maneuvering room for other transactions and to keep its "investment grade" rating and has set a senior debt/EBITDA ratio objective for 2003 of 3.4.

Société Anonyme
au capital de 174.798.646 Euros
Siège social : 142, boulevard Haussmann, 75379 Paris Cedex 08
582 041 943 R.C.S. Paris (58 B 4194)

NOTE D'OPÉRATION PRÉLIMINAIRE

MISE À LA DISPOSITION DU PUBLIC À L'OCCASION DE L'ÉMISSION ET DE L'ADMISSION AU PREMIER MARCHÉ D'EURONEXT PARIS S.A. D'UN EMPRUNT D'UN MONTANT NOMINAL D'ENVIRON 425 MILLIONS D'EUROS SUSCEPTIBLE D'ÊTRE PORTÉ A 488,75 MILLIONS D'EUROS REPRÉSENTÉ PAR DES OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES

La notice légale sera publiée au Bulletin des annonces légales obligatoires du 8 février 2002.

COB

Visa de la Commission des Opérations de Bourse

En application des articles L 412-1 et L 621-8 du Code Monétaire et Financier, la Commission des Opérations de Bourse a apposé le visa numéro 02-092 en date du 5 février 2002 sur le présent prospectus préliminaire, conformément aux dispositions de son règlement n°98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

Avertissement

La Commission des Opérations de Bourse attire l'attention du public sur les caractéristiques particulières des instruments financiers décrits dans le présent prospectus. Régis par les articles L. 228-91 et suivants du Code de commerce (anciennement 339-1 et suivants de la loi n° 66-537 du 24 juillet 1966), ils ne présentent pas certaines des caractéristiques des obligations convertibles et des obligations échangeables. Notamment, en cas de remboursement, normal ou anticipé, les porteurs ne disposeront, pour exercer leur droit à l'attribution d'actions, que du délai courant entre la date de l'avis annonçant le remboursement (lequel doit être publié au plus tard un mois avant la date de remboursement) et le 7ème jour ouvré précédent la date effective de remboursement.

Ce prospectus préliminaire est constitué par :

- le document de référence de PERNOD-RICARD, enregistré par la Commission des Opérations de Bourse le 17 avril 2001 sous le numéro R.01-115 ; et
- la présente note d'opération préliminaire.

Des exemplaires du présent prospectus sont disponibles sans frais auprès des établissements financiers chargés du placement, ainsi qu'au siège social de PERNOD RICARD, 142, boulevard Haussmann, 75379 Paris Cedex 08.

JP Morgan **SG Investment Banking**

Chefs de file Teneurs de livre associés

CARACTÉRISTIQUES DES OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES

NOMBRE D'OBLIGATIONS ÉMISES

Le montant de la présente émission sera d'environ 425 millions d'euros, susceptible d'être augmenté d'au maximum 15% par exercice de l'option de sur-allocation pour être porté à un montant nominal total d'environ (mais sans pouvoir excéder) 488,75 millions d'euros.

A titre indicatif, sur la base d'un cours de l'action PERNOD RICARD le 4 février 2002 de 85,50 euros, le présent emprunt serait représenté par un nombre d'obligations à option de conversion et/ou d'échange en actions nouvelles et/ou existantes (ci-après les "Obligations") compris entre 3 823 661 et 3 976 608 susceptible d'être porté à un nombre compris entre 4 397 210 et 4 573 099. Mais ces nombres d'Obligations seront fonction du cours de référence de l'action PERNOD RICARD retenu au moment de la fixation des conditions définitives de l'émission et seront dès lors susceptibles d'être en dehors des fourchettes indiquées.

NOMINAL UNITAIRE DES OBLIGATIONS

La valeur nominale des Obligations qui sera fixée dans la note d'opération définitive fera ressortir une prime comprise entre 25 % et 30 % par rapport au cours de référence de l'action PERNOD RICARD au moment de la fixation des conditions définitives.

PRIX D'ÉMISSION

Le pair, payable en une seule fois à la date de règlement.

DATE DE JOUISSANCE ET DE RÈGLEMENT

A titre indicatif prévue le 13 février 2002.

DURÉE DE L'EMPRUNT

5 ans et 322 jours à compter de la date de règlement prévue.

INTÉRÊT ANNUEL

Les Obligations porteront intérêt à un taux de 2,5 % l'an, payable à terme échu le 1er janvier de chaque année. Pour la période courant de la date de règlement des Obligations au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt calculé prorata temporis.

TAUX DE RENDEMENT ACTUARIEL BRUT

Compris entre 4,10 %et 4,60 % à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé).

AMORTISSEMENT NORMAL

Amortissement en totalité le 1er janvier 2008 par remboursement à un prix compris entre 110,40 % et 113,82 % de la valeur nominale des Obligations.

AMORTISSEMENT ANTICIPE

Possible, au gré de l'émetteur et à tout moment :

- par rachat en bourse ou hors bourse ou par offres publiques ;
- par remboursement à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière et la date de remboursement effective, un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance, lorsque moins de 10 % des Obligations émises restent en circulation.

EXIGIBILITÉ ANTICIPEE EN CAS DE DEFAUT

Les Obligations deviendront exigibles, conformément au paragraphe 2.2.7.6. en cas de défaut de l'émetteur ou de l'une de ses Filiales Importantes, telles que définies au paragraphe 2.2.7.6. ("Exigibilité anticipée des Obligations en cas de défaut").

CONVERSION ET/OU ÉCHANGE DES OBLIGATIONS EN ACTIONS

A tout moment à compter de la date de règlement des Obligations jusqu'au 7ème jour ouvré qui précède la date de remboursement, les porteurs d'Obligations pourront demander la conversion et/ou l'échange des Obligations en actions PERNOD RICARD à raison d'UNE action (sous réserve d'ajustements prévus au paragraphe 2.5.7.3 "maintien des droits des porteurs d'Obligations en cas d'opérations financières") pour UNE Obligation. L'émetteur pourra à son gré remettre des actions nouvelles à émettre et/ou des actions existantes.

DROIT PRÉFÉRENTIEL DE SOUSCRIPTION ET DÉLAI DE PRIORITÉ

Les actionnaires ont renoncé à leur droit préférentiel de souscription. Il n'est pas prévu de délai de priorité.

SOUSCRIPTION DU PUBLIC

A titre indicatif les conditions définitives de l'émission devraient être fixées le 5 février 2002. Dans ces conditions, le placement devrait s'effectuer du 5 février 2002 jusqu'au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques devrait être ouverte du 6 février 2002 jusqu'au 8 février 2002 inclus. En toute hypothèse les personnes physiques disposeront d'au moins trois jours de bourse à compter de la date de fixation des conditions définitives.

JOUISSANCE DES ACTIONS NOUVELLES EMISES A LA SUITE DE LA CONVERSION DES OBLIGATIONS

Les actions nouvelles émises à la suite d'une conversion porteront jouissance du 1er jour de l'exercice social au cours duquel les Obligations auront été converties.

JOUISSANCE DES ACTIONS EXISTANTES REMISES A LA SUITE DE L'ECHANGE DES OBLIGATIONS

Les actions remises à la suite d'un échange des Obligations porteront jouissance courante.

COURS DE BOURSE DE L'ACTION

Le 4 février 2002: 85,50 euros.

CHAPITRE I

RESPONSABLE DU PROSPECTUS ET DU CONTRÔLE DES COMPTES

1.1. RESPONSABLE DU PROSPECTUS

Patrick Ricard, Président du Conseil d'administration

1.2. ATTESTATION

A notre connaissance, les données du présent prospectus préliminaire sont conformes à la réalité. Elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de PERNOD RICARD et de ses filiales ainsi que sur les droits attachés aux titres offerts; elles ne comportent pas d'omission de nature à en altérer la portée.

Le Président du Conseil d'administration
Patrick Ricard

1.3. RESPONSABLES DU CONTRÔLE DES COMPTES

1.3.1. Pour PERNOD RICARD

1.3.1.1. Commissaires aux comptes titulaires

Compagnie Consulaire d'expertise comptable Jean Delquié,
représentée par Messieurs Jean Delquié et Benoît Flechon
84, Boulevard de Reuilly – 75012 Paris
nommée en Assemblée générale du 12 mai 1993 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2004.

Société d'Expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel,
représentée par Monsieur Alain L. Génot
Le Grand Pavois , 320, avenue du Prado - 13268 Marseille Cedex 08
nommée pour la première fois en Assemblée générale du 11 juin 1987 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2004.

Cabinet Mazars & Guérard,
représenté par Messieurs Frédéric Allilaire et Xavier Charton
Le Vinci, 4 allée de l'Arche - 92075 La Défense Cedex
nommé pour la première fois en Assemblée générale du 11 juin 1987 et dont le mandat a été renouvelé pour une durée qui prendra fin à l'issue de la réunion de l'Assemblée générale qui statuera sur les comptes de l'exercice 2003.

1.3.1.2. **Commissaires aux comptes suppléants**

Société Salustro Reydel
8, avenue Delcassé
75008 Paris
Monsieur José Marette
Le Vinci, 4 allée de l'Arche - 92075 La Défense Cedex

1.3.1.3. **Attestation des commissaires aux comptes**

En notre qualité de commissaire aux comptes de la société PERNOD RICARD et en application du règlement 98-01 de la COB, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans le présent prospectus préliminaire établi à l'occasion de l'émission et de l'admission au premier Marché d'Euronext Paris SA d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes.

Ce prospectus préliminaire complète le document de référence PERNOD RICARD enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115, qui inclut un avis de notre part daté du 11 avril 2001.

Ce prospectus préliminaire a été établi pour PERNOD RICARD sous la responsabilité de M. Patrick Ricard, Président du Conseil d'administration de PERNOD RICARD. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations relatives à la société PERNOD RICARD contenues dans le prospectus préliminaire, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société acquise dans le cadre de notre mission. Ce document ne contient pas de données prévisionnelles isolées résultant d'un processus d'élaboration structuré.

Les comptes annuels et les comptes consolidés pour les exercices clos les 31 décembre 1998, 1999 et 2000 arrêtés par le Conseil d'administration de PERNOD RICARD, ont fait l'objet d'un audit par nos soins selon les normes professionnelles applicables en France, et ont été certifiés sans réserve ni observation.

Les comptes intermédiaires établis sous la responsabilité du Conseil d'administration de PERNOD RICARD et couvrant les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001 ont pour leur part fait l'objet d'un examen limité par nos soins selon les normes

professionnelles applicables en France. Aucune réserve ni observation n'a été formulée dans leur rapport.

Les comptes pro forma pour les exercices clos les 31 décembre 1999 et 2000 et pour les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001, établis sous la responsabilité du Conseil d'administration de PERNOD RICARD, ont fait l'objet d'un examen par nos soins selon les normes professionnelles applicables en France. Au terme de cet examen qui a fait l'objet d'un rapport, nous n'avons pas relevé d'élément de nature à remettre en cause le caractère raisonnable des conventions retenues pour présenter les effets de la cession d'Orangina-Pampryl-Yoo Hoo dans les comptes pro forma, leur traduction chiffrée de ces conventions et la conformité des méthodes comptables utilisées avec celles suivies pour l'établissement des derniers comptes consolidés de PERNOD RICARD ayant fait l'objet d'un audit.

Concernant les informations pro forma contenues dans le présent prospectus préliminaire, nous rappelons que ces informations ont vocation à traduire l'effet sur des informations comptables et financières historiques de la réalisation, à une date antérieure à sa survenance réelle ou raisonnablement envisagée, d'une opération ou d'un événement donné. Elles ne sont toutefois pas nécessairement représentatives de la situation financière ou des performances qui auraient été constatées si l'opération ou l'événement était survenu à une date antérieure à celle de sa survenance réelle ou raisonnablement envisagée.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes de PERNOD RICARD, présentées dans ce prospectus préliminaire établi à l'occasion de l'émission et de l'admission au premier Marché d'Euronext Paris SA d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes.

Fait à Paris, le 4 février 2002.

Les Commissaires aux Comptes

CCC – Jean Delquié		S.E.C. A.&L. Genot Groupe RSM Salustro Reydel	Mazars & Guérard Mazars	
Jean Delquié	Benoit Fléchon	Alain Genot	Frédéric Allilaire	Xavier Charton

1.3.2. Pour Seagram

1.3.2.1. Attestation

Les informations afférentes à l'ensemble de la division vins et spiritueux de Seagram (périmètre acquis par PERNOD RICARD et Diageo) pour les exercices clos le 30 juin 2000 et le 30 juin 1999 contenues dans le présent prospectus au § 7.2.3 sont extraites et traduites des documents suivants :

- Le rapport dit *Form 10-K* pour l'exercice clos le 30 juin 2000, Rapport Annuel conforme aux articles 13 et 15 (d) du *Securities Exchange Act of 1934*, enregistré auprès de la *Securities and Exchange Commission* sous le numéro 1-2275, tel que signé par Frank Mergenthaler, Premier vice-président, Finance et chef des services comptables, le 28 septembre 2000.

- Le rapport dit *Form 8-K*, déposé le 17 août 2000 auprès de la *Securities and Exchange Commission* sous le numéro 1-2275, conformément à la *Securities Exchange Act* of 1934, tel que certifié par Brian C. Mulligan en date du 17 août 2000.

Les informations afférentes à l'ensemble de la division vins et spiritueux de Seagram (périmètre acquis par PERNOD RICARD et Diageo) pour l'exercice clos le 30 juin 2001 contenues dans le présent prospectus au § 7.2.3 proviennent du management de la division vins et spiritueux de Seagram. Ces comptes établis selon les normes US GAAP, n'ont pas fait l'objet d'une revue par des commissaires aux comptes :

Plus généralement, les informations afférentes au périmètre acquis par PERNOD RICARD au sein de la division vins et spiritueux de Seagram pour l'année 2001 au § 7.2 proviennent du management de la division vins et spiritueux de Seagram. Ces informations issues des comptes de gestion de la division vins et spiritueux de Seagram, n'ont pas fait l'objet d'une revue par des commissaires aux comptes.

Par ailleurs, Vivendi Universal demande de préciser que ces informations sur la division vins et spiritueux de Seagram au 30 juin 2001, non auditées et établies selon les normes US GAAP, pourraient ne pas refléter les résultats à venir de ces activités sous contrôle PERNOD RICARD.

1.4. RESPONSABLE DE L'INFORMATION

Patrick de BORREDON,
Directeur des Relations Investisseurs
142, Boulevard Haussmann - 75379 Paris Cedex 08
Téléphone : (33) 1 40 76 77 47
Télécopie : (33) 1 45 62 22 75
e-mail : pdeborredon@pernod-ricard.fr

CHAPITRE II

ÉMISSION ET ADMISSION AU PREMIER MARCHÉ D'OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES PERNOD RICARD

2.1. CADRE DE L'ÉMISSION

2.1.1. Autorisations

2.1.1.1. Assemblée ayant autorisé l'émission

L'Assemblée générale mixte des actionnaires de la société PERNOD RICARD (la "Société") réunie le 3 mai 2001, connaissance prise du rapport du Conseil d'administration et du rapport spécial des commissaires aux comptes et conformément aux dispositions du Code de commerce et notamment son article L. 225-129-III, a, dans la troisième résolution de l'assemblée à caractère extraordinaire :

- délégué au Conseil d'administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par émission soit en euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ;

- fixé à vingt six mois la durée de validité de la présente délégation, décomptée à compter du jour de l'assemblée du 3 mai 2001 ;

- décidé de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'administration de la délégation de pouvoirs (étant observé que sur ces plafonds s'imputent également les montants éventuellement émis dans le cadre de la deuxième résolution relative aux émissions avec maintien du droit préférentiel de souscription) :

  - le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de 872 266 800 F ou 132 976 216,43 euros et ne pourra par conséquent porter le capital à un montant supérieur à 2 000 000 000 F ou 304 898 034,47 euros. Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions ;

  - le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le

plafond de 1,5 milliard d'euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies ;

- décidé de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la résolution, en laissant toutefois au Conseil d'administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible ; étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public ;

- constaté et décidé, en tant que de besoin, que la présente délégation emporte, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit ;

- décidé que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la présente délégation de pouvoirs, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action constatés pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

- décidé que le Conseil d'administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation du capital, en constater la réalisation et procéder à la modification corrélative des statuts, et le cas échéant déléguer lui-même au président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'administration peut préalablement fixer.

2.1.1.2. Décision du Conseil d'administration et du Président

En vertu de l'autorisation qui lui a été conférée par l'Assemblée générale mixte des actionnaires de la Société réunie le 3 mai 2001, et notamment sa troisième résolution (partie de l'assemblée à caractère extraordinaire), le Conseil d'administration a, dans sa séance du 18 juillet 2001, délégué à son Président le soin de mettre en œuvre ou de surseoir, jusqu'au 31 décembre 2001, l'émission sans droit préférentiel de souscription des actionnaires, d'un emprunt représenté par des obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, dans la limite d'un montant nominal de l'emprunt de 500 millions d'euros et d'un montant nominal de l'augmentation de capital résultant de la conversion des Obligations de 132 976 216,43 euros. Le Conseil d'administration, dans sa séance du 18 décembre 2001, à décidé de renouveler la subdélégation donnée à son Président, jusqu'au 31 mai 2002.

Conformément à la délégation qui lui a été consentie par le Conseil d'administration, le Président a décidé le 4 février 2002 de fixer les caractéristiques de l'emprunt comme suit.

2.1.2. Nombre et valeur nominale des Obligations, produit de l'émission

2.1.2.1. Nombre et valeur nominale des Obligations

Le montant de la présente émission sera d'environ 425 millions d'euros. La Société a toutefois consenti aux Chefs de file Teneurs de livre, aux seules fins de couvrir d'éventuelles sur-allocations, une option qui, si elle était exercée, conduirait la société à augmenter le montant nominal de l'emprunt d'au maximum 15% (option de sur-allocation) pour le porter à un montant nominal total d'environ (mais sans pouvoir excéder) 488,75 millions d'euros.

A titre indicatif, sur la base d'un cours de l'action PERNOD RICARD le 4 février 2002 de 85,50 euros, le présent emprunt serait représenté par un nombre d'obligations à option de conversion et/ou d'échange en actions nouvelles et/ou existantes (ci-après les "Obligations") compris entre 3 823 661 et 3 976 608 susceptibles d'être porté à un nombre compris entre 4 397 210 et 4 573 099. Mais ces nombres d'Obligations seront fonction du cours de référence de l'action PERNOD RICARD retenu au moment de la fixation des conditions définitives de l'émission et seront dès lors susceptibles d'être en dehors des fourchettes indiquées ; ils figureront dans la note d'opération définitive qui sera soumise au visa de la Commission des Opérations de Bourse, ci-après la "Note d'Opération Définitive".

2.1.2.2. Produit de l'émission

Le produit brut et l'estimation du produit net de l'émission seront indiqués dans la note d'opération définitive.

Le produit net de l'émission sera versé à l'émetteur après prélèvement sur le produit brut, des rémunérations dues aux intermédiaires financiers et des frais légaux et administratifs.

2.1.3. Structure de l'émission

2.1.3.1. Placement

Les Obligations qui font l'objet d'un placement global seront offertes :

- en France, auprès d'investisseurs personnes morales ou physiques ;
- hors de France, conformément aux règles propres à chaque pays où s'effectue le placement, à l'exception des Etats-Unis d'Amérique, du Canada et du Japon où aucun placement ne pourra s'effectuer.

Il n'existe aucune tranche spécifique destinée à un marché particulier.

2.1.3.2. **Restrictions de placement**

La diffusion du prospectus, l'offre ou la vente des Obligations peut, dans certains pays, faire l'objet d'une réglementation spécifique. Les personnes en possession du prospectus doivent s'informer des éventuelles restrictions locales et s'y conformer.

Les établissements chargés du placement (cf. paragraphe 2.1.7 "Organismes financiers chargés du placement" ci après) se conformeront aux lois et règlements en vigueur dans les pays où les Obligations seront offertes et notamment aux restrictions de placement ci-après.

Restrictions de placement concernant le Royaume-Uni.

Chaque établissement intervenant lors du placement reconnaît :

- qu'il n'a pas offert ou vendu, ni n'offrira ou ne vendra les Obligations à des personnes au Royaume-Uni, sauf à des personnes dont l'activité habituelle consiste à acquérir, détenir, gérer ou vendre des produits financiers (pour leur propre compte ou pour le compte d'autrui) dans le cadre de leur profession, ou autrement dans des circonstances qui n'ont pas eu pour effet et ne pourront avoir pour effet de constituer une offre au public au Royaume-Uni au sens du *Public Offers of Securities Regulations 1995* ou du *Financial Services and Markets Act 2000* (le "FSMA") ;

- qu'il est un investisseur professionnel au sens de l'article 19(S) du *Financial Services and Markets Act 2000 (Financial Promotion) Order 2001* ;

- qu'il n'a communiqué ou distribué et ne communiquera ou distribuera des invitations ou incitations à se lancer dans une activité de placement (au sens de l'Article 21 du FSMA) reçues par lui et relatives à l'émission ou à la vente des Obligations que dans des circonstances où l'Article 21(1) du FSMA ne s'applique pas à la Société ;

- qu'il a respecté l'ensemble des dispositions du *Financial Services Act 1986* applicables à tout ce qu'il entreprend ou entreprendra relativement aux Obligations, que ce soit au Royaume-Uni, à partir du Royaume-Uni ou dans toute autre circonstance impliquant le Royaume-Uni ;

- qu'il a respecté et respectera l'ensemble des dispositions du FSMA applicables à tout ce qu'il entreprend ou entreprendra relativement aux Obligations, que ce soit au Royaume-Uni, à partir du Royaume-Uni ou dans toute autre circonstance impliquant le Royaume-Uni.

Restrictions de placement concernant les Etats-Unis d'Amérique

Les Obligations et les actions PERNOD RICARD à émettre sur conversion des Obligations et/ou à remettre lors de l'échange des Obligations n'ont pas été et ne seront pas enregistrées au titre du *Securities Act of 1933* des Etats-Unis d'Amérique tel que modifié (le "*Securities Act*") et ne peuvent être ni offertes ni vendues aux Etats-Unis d'Amérique.

Les Obligations sont offertes et vendues uniquement en dehors des Etats-Unis et dans le cadre d'opérations extraterritoriales ("*Offshore Transactions*"), conformément à la Réglementation S du *Securities Act*.

Les termes utilisés dans les deux paragraphes qui précèdent ont la même signification que celle qui leur est donnée par la Réglementation S du *Securities Act*.

Restrictions de placement concernant l'Allemagne

Chaque établissement intervenant lors du placement reconnaît qu'aucun prospectus de vente (*Verkaufsprospekt*) relatif aux Obligations n'a été ni ne sera publié en Allemagne et que chaque établissement intervenant lors du placement respectera la loi allemande relative au prospectus de vente des titres (*Verkaufsprospektgesetz*) du 13 décembre 1990, telle que modifiée (la "Loi sur le Prospectus"). Notamment, chaque établissement intervenant lors du placement s'engage à ne pas proposer ni vendre de titres en Allemagne, sauf sur la base d'une des exemptions aux dispositions relatives aux prospectus énoncées dans la Loi sur le Prospectus.

Restrictions de placement concernant le Canada et le Japon

Chaque établissement chargé du placement déclare et garantit qu'il n'a pas offert ou vendu, et qu'il n'offrira ni ne vendra, les Obligations au Japon ou au Canada.

2.1.4. Droit préférentiel de souscription, délai de priorité

Les actionnaires ont supprimé expressément leur droit préférentiel de souscription aux Obligations lors de l'Assemblée générale mixte du 3 mai 2001. Cette décision emporte renonciation expresse des actionnaires au droit préférentiel de souscription aux actions nouvelles à émettre sur conversion des Obligations.

Il n'est pas prévu de délai de priorité.

2.1.5. Intentions des principaux actionnaires

La Société Immobilière et Financière pour l'Alimentation ainsi que la S.A. Paul Ricard, détenant au 18 décembre 2001 respectivement 10,24% et 11,63% du capital de PERNOD RICARD représentant 16,66% et 19,00% des droits de vote, ont fait part de leur intention de ne pas souscrire à la présente émission.

2.1.6. Souscription du public

A titre indicatif les conditions définitives de l'émission devraient être fixées le 5 février 2002. Dans ces conditions, le placement devrait s'effectuer du 5 février 2002 jusqu'au 8 février 2002 inclus et pourra être clos sans préavis. La souscription des personnes physiques devrait être ouverte du 6 février 2002 jusqu'au 8 février 2002 inclus. En toute hypothèse les personnes physiques disposeront d'au moins trois jours de bourse à compter de la date de fixation des conditions définitives.

2.1.7. Organismes financiers chargés du placement

Les ordres de souscription devront être déposés auprès de J.P. Morgan Securities Ltd. ou de Société Générale, Chefs de file, Teneurs de livre associés, ou de Crédit Agricole Indosuez Lazard Capital Markets, garant, qui assurent le placement.

2.2. CARACTÉRISTIQUES DES OBLIGATIONS

2.2.1. Nature, forme et délivrance des Obligations

Les Obligations qui seront émises par PERNOD RICARD ne constituent ni des obligations convertibles en actions au sens des articles L. 225-161 et suivants du Code de commerce ni des obligations échangeables contre des actions au sens des articles L. 225-168 et suivants dudit Code, mais des valeurs mobilières donnant droit à l'attribution de titres représentant une quotité du capital au sens des articles L. 228-91 et suivants du Code de commerce.

Les Obligations seront émises dans le cadre de la législation française.

Les Obligations pourront revêtir la forme nominative ou au porteur, au choix des détenteurs. Elles seront obligatoirement inscrites en comptes tenus selon les cas par :

- la Société Générale mandatée par la Société pour les titres nominatifs purs ;
- un intermédiaire financier habilité et la Société Générale mandatée par la Société pour les titres nominatifs administrés ;
- un intermédiaire financier habilité pour les titres au porteur.

Les opérations de règlement-livraison de l'émission se traiteront dans le système RELIT-SLAB de règlement-livraison d'Euroclear France (anciennement Sicovam S.A.), code Sicovam [_____].

L'ensemble des Obligations composant l'émission seront admises aux opérations d'Euroclear France, qui assurera la compensation des titres entre teneurs de comptes. Les Obligations seront également admises aux opérations d'Euroclear Bank S.A./N.V. et de Clearstream Banking, S.A..

Il est prévu que les Obligations soient inscrites en compte et négociables à compter de la date de règlement.

2.2.2. Nominal unitaire - Prix d'émission

La valeur nominale des Obligations qui sera fixée dans la note d'opération définitive fera ressortir une prime comprise entre 25 % et 30 % par rapport au cours de référence de l'action PERNOD RICARD sur le Premier Marché d'Euronext Paris S.A. au moment de la fixation des conditions définitives. Les Obligations seront émises à un prix d'émission égal à 100 % de la valeur nominale, payable en une seule fois à la date de règlement.

La valeur nominale et le taux actuariel (cf. paragraphe 2.2.8 ci-dessous "Taux de rendement actuariel annuel brut") des Obligations résulteront de la confrontation du nombre de titres offerts et des demandes émanant des investisseurs, selon la technique dite de "construction du livre d'ordres" telle que développée par les usages professionnels, les investisseurs pouvant s'ils le souhaitent, indiquer le niveau limite de valeur nominale ou de prime d'émission au-delà desquelles et/ou le niveau limite du taux actuariel en deçà duquel, ils ne souhaiteraient pas souscrire.

2.2.3. Date de jouissance

A titre indicatif prévue le 13 février 2002.

2.2.4. Date de règlement

A titre indicatif prévue le 13 février 2002.

2.2.5. Taux nominal

2,5 %.

2.2.6. Intérêt annuel

Les Obligations rapporteront un intérêt annuel de 2,5 % du nominal, payable à terme échu le 1er janvier de chaque année et pour la première fois le 1er janvier 2003 (chacune de ces dates étant désignée "Date de Paiement d'Intérêt"). Pour la période courant de la date de règlement des Obligations au 31 décembre 2002, il sera mis en paiement le 1er janvier 2003 un montant d'intérêt calculé prorata temporis dans les conditions définies ci-après.

Tout montant d'intérêt afférent à une période d'intérêt inférieure à une année entière sera calculé sur la base du produit (i) du taux d'intérêt annuel ci-dessus et (ii) du rapport entre (a) le nombre de jours couru depuis la précédente Date de Paiement d'Intérêt (ou le cas échéant, s'il n'en existe pas, depuis la date de règlement des Obligations) et (b) 365 ou 366 selon le nombre de jours calendaires exacts compris entre la prochaine Date de Paiement d'Intérêt et la même date de l'année précédente.

Les intérêts cesseront de courir à compter de la date de remboursement des Obligations.

Les intérêts seront prescrits dans un délai de cinq ans à compter de leur date d'exigibilité.

2.2.7. Amortissement, remboursement

2.2.7.1. **Amortissement normal**

Les Obligations seront amorties en totalité par remboursement le 1er janvier 2008. Sur la base des conditions prévue de l'émission (prix d'émission égal au pair, date de jouissance et de règlement des Obligations, rémunération offerte) le prix de

remboursement calculé sur la base des conditions de taux actuariel proposées (cf. paragraphe 2.2.8 "Taux de rendement actuariel annuel brut"), serait compris entre 110,40 % et 113,82 % de la valeur nominale des Obligations.

Le principal sera prescrit dans un délai de trente ans à compter de la date de remboursement.

2.2.7.2. **Amortissement anticipé par rachats ou offres publiques**

La Société se réserve le droit de procéder à tout moment, sans limitation de prix ni de quantité, à l'amortissement anticipé des Obligations, soit par des rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange. Ces opérations sont sans incidence sur le calendrier normal de l'amortissement des titres restant en circulation.

2.2.7.3. **Amortissement anticipé par remboursement**

1. La Société pourra, à son seul gré, rembourser à tout moment à un prix égal à un prix de remboursement anticipé déterminé de manière à ce qu'il assure au souscripteur initial, à la date de remboursement effective, après prise en compte des coupons versés les années précédentes et de l'intérêt à payer au titre de la période courant entre la dernière Date de Paiement d'Intérêt et la date de remboursement effective, un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux compris entre 4,10 %et 4,60 %, la totalité des Obligations restant en circulation, si leur nombre est inférieur à 10 % du nombre des Obligations émises.

2. Dans le cas visé au paragraphe 1. qui précède, les porteurs d'Obligations conserveront la faculté d'exercer leur Droit à l'Attribution d'actions conformément aux modalités fixées au paragraphe 2.5 ("Conversion et/ou échange des Obligations en actions").

2.2.7.4. **Information du public à l'occasion du remboursement normal ou de l'amortissement anticipé**

L'information relative au nombre d'Obligations rachetées, converties ou échangées et au nombre d'Obligations en circulation sera transmise annuellement à Euronext Paris S.A. pour l'information du public et pourra être obtenue auprès de la Société ou de l'établissement chargé du service des titres.

La décision de la Société de procéder au remboursement normal ou anticipé fera l'objet, au plus tard un mois avant la date de remboursement, d'un avis publié au Journal Officiel (pour autant que la réglementation en vigueur l'impose), d'un avis financier publié dans un journal financier de diffusion nationale et d'un avis de Euronext Paris S.A.

2.2.7.5. **Annulation des Obligations**

Les Obligations remboursées à leur échéance normale ou par anticipation, les Obligations rachetées en bourse ou hors bourse ou par voie d'offres publiques, ainsi que les Obligations converties ou échangées, cesseront d'être considérées comme étant en circulation et seront annulées conformément à la loi.

2.2.7.6. **Exigibilité anticipée des Obligations en cas de défaut**

Le représentant de la masse des porteurs d'Obligations pourra, sur décision de l'Assemblée générale des porteurs d'Obligations, par notification écrite adressée à la Société, avec une copie à l'établissement centralisateur, rendre exigible la totalité des Obligations au prix de remboursement anticipé calculé conformément au paragraphe 2.2.7.3(1) ("Amortissement anticipé par remboursement") dans les hypothèses suivantes :

(a) en cas de défaut de paiement par la Société à leur date d'exigibilité, des intérêts dus au titre de toute Obligation s'il n'est pas remédié à ce défaut par la Société dans un délai de 3 jours ouvrés à compter de cette date d'exigibilité ;

(b) en cas d'inexécution par la Société de toute autre stipulation relative aux Obligations s'il n'est pas remédié à cette inexécution dans un délai de 10 jours ouvrés à compter de la réception par la Société de la notification écrite dudit manquement donnée par les représentants de la masse des porteurs d'Obligations ;

(c) en cas de défaut de paiement d'une ou plusieurs autres dettes d'emprunt ou de garantie d'emprunt de la Société ou de l'une de ses Filiales Importantes (telles que définies ci-dessous), pour un montant total au moins égal à 10 millions d'euros, à leur échéance ou, le cas échéant, à l'expiration de tout délai de grâce applicable ;

(d) dans le cas où un cas d'exigibilité anticipée relatif à un autre emprunt de la Société ou de l'une de ses Filiales Importantes (telles que définies ci-dessous) se serait produit et où ledit emprunt aurait en conséquence été déclaré exigible de façon anticipée ;

(e) au cas où la Société ou l'une de ses Filiales Importantes (telles que définies ci-dessous) solliciterait la nomination d'un conciliateur, conclurait un accord amiable avec ses principaux créanciers, ferait l'objet d'une liquidation judiciaire ou d'une cession totale de son entreprise ou de toute autre mesure ou procédure équivalente ;

(f) au cas où les actions de la Société ne seraient plus admises aux négociations au Premier Marché d'Euronext Paris S.A. ou sur un marché réglementé ou assimilé au sein de l'Union Européenne ;

(g) dans toute autre circonstance ayant, en vertu de la loi ou de toute autre juridiction compétente, des effets analogues ou équivalents à ceux des circonstances susvisées.

Aux fins des stipulations qui précèdent, une "Filiale Importante" signifie une Société consolidée par intégration globale dont la Société détient, directement ou indirectement, au moins 50 % des droits de vote et qui (i) représentait plus de 10 % du chiffre d'affaires consolidé de la Société au cours du dernier exercice social, ou (ii) représentait plus de 10 % des actifs consolidés de la Société à la clôture de cet exercice social, ou (iii) représentait plus de 10 % du résultat consolidé avant impôt de la Société au cours du dernier exercice social.

2.2.8. Taux de rendement actuariel annuel brut

Le taux de rendement actuariel annuel brut sera compris entre 4,10 %et 4,60 %à la date de règlement (en l'absence de conversion et/ou d'échange en actions et en l'absence d'amortissement anticipé). Il sera déterminé conformément aux modalités exposées au paragraphe 2.2.2. ("Nominal unitaire - Prix d'émission").

Sur le marché obligataire français, le taux de rendement actuariel d'un emprunt est le taux annuel qui, à une date donnée, égalise à ce taux et à intérêts composés, les valeurs actuelles des montants à verser et des montants à recevoir (définition du Comité de normalisation obligataire).

Le prospectus définitif fournira à titre indicatif dans un tableau, les cours que doit atteindre l'action PERNOD RICARD à l'échéance pour obtenir différents écarts de rendement par rapport aux obligations assimilables du trésor de référence ainsi que le taux de croissance induit de l'action.

2.2.9. Durée et vie moyenne

5 ans et 322 jours de la date de règlement à la date de remboursement normal (la vie moyenne est identique à la durée de l'emprunt en l'absence de conversion et/ou d'échange et en l'absence d'amortissement anticipé).

2.2.10. Assimilations ultérieures

Au cas où la Société émettrait ultérieurement de nouvelles obligations jouissant à tous égards de droits identiques à ceux des Obligations objet du présent prospectus, elle pourra, sans requérir le consentement des porteurs des Obligations et à condition que les contrats d'émission le prévoient, procéder à l'assimilation de l'ensemble des obligations des émissions successives unifiant ainsi l'ensemble des opérations relatives à leur service financier et à leur négociation.

2.2.11. Rang de créance, maintien de l'emprunt à son rang

2.2.11.1. **Rang de créance**

Les Obligations et leurs intérêts constituent des engagements chirographaires directs, généraux, inconditionnels, non subordonnés et non assortis de sûretés de PERNOD RICARD, venant au même rang entre eux et au même rang que toutes les autres dettes et garanties chirographaires, présentes ou futures de PERNOD RICARD.

2.2.11.2. Maintien de l'emprunt à son rang

La Société s'engage jusqu'au remboursement effectif de la totalité des Obligations, à ne pas conférer d'hypothèque sur les biens et droits immobiliers qu'elle peut ou pourra posséder, ni à constituer de nantissement ou une autre sûreté réelle sur ses actifs ou revenus, présents ou futurs, au bénéfice des titulaires d'autres obligations présentes ou futures sans consentir au préalable ou concomitamment les mêmes garanties et le même rang aux présentes Obligations. Cet engagement se rapporte exclusivement aux sûretés consenties au bénéfice des titulaires d'autres obligations et n'affecte en rien la liberté de PERNOD RICARD de disposer de la propriété de ses biens ou de conférer toute sûreté sur lesdits biens en toutes autres circonstances.

2.2.12. Garantie

Le service de l'emprunt en intérêts, amortissements, impôts, frais et accessoires ne fait l'objet d'aucune garantie particulière.

2.2.13. Garantie de placement

Un syndicat de banques dirigé par J.P. Morgan Securities Ltd. et Société Générale, Chefs de file Teneurs de livre associés, garantira la souscription des Obligations dans les conditions fixées par un contrat de garantie qui doit être conclu avec la Société le jour prévu pour la fixation des conditions définitives, soit à titre indicatif le 5 février 2002.

2.2.14. Notation

L'emprunt n'a pas fait l'objet d'une demande de notation.

2.2.15. Représentation des porteurs d'Obligations

Conformément à l'article L. 228-46 du Code de commerce, les obligataires sont regroupés en une masse jouissant de la personnalité civile.

En application de l'article L. 228-47 dudit Code, est désigné représentant titulaire de la masse des obligataires :

Association de représentation des masses d'obligataires
Centre Jacques Ferronnière
32, rue du Champ de Tir, B.P. 81236
44312 NANTES Cedex 3
représentée par son Président M. Alain Foulonneau,
domicilié à la même adresse

Le représentant titulaire de la masse aura sans restriction ni réserve le pouvoir d'accomplir au nom de la masse tous les actes de gestion pour la défense des intérêts communs des obligataires.

Il exercera ses fonctions jusqu'à sa dissolution, sa démission, sa révocation par l'Assemblée générale des obligataires ou la survenance d'une incompatibilité. Son mandat cessera de plein droit le jour du dernier amortissement ou du remboursement général, anticipé ou non, des Obligations. Ce terme est, le cas échéant, prorogé de plein droit, jusqu'à la solution définitive des procès en cours dans lesquels le représentant serait engagé et à l'exécution des décisions ou transactions intervenues.

La rémunération du représentant de la masse, prise en charge par la Société, est de 500 euros par an ; elle sera payable le 31 décembre de chacune des années 2002 à 2007 incluses, tant qu'il existera des Obligations en circulation à cette date.

PERNOD RICARD prend à sa charge la rémunération du représentant de la masse et les frais de convocation, de tenue des assemblées générales des obligataires, de publicité de leurs décisions ainsi que les frais liés à la désignation éventuelle du représentant de la masse au titre de l'article L. 228-50 du Code de commerce, tous les frais d'administration et de fonctionnement de la masse des obligataires, ainsi que les frais d'assemblée de cette masse.

En cas de convocation de l'assemblée des obligataires, ces derniers seront réunis au siège social de la Société ou en tout autre lieu fixé dans les avis de convocation.

L'obligataire a le droit, pendant le délai de 15 jours qui précède la réunion de l'Assemblée générale de la masse, de prendre par lui-même ou par mandataire, au siège de la Société, au lieu de la direction administrative ou, le cas échéant, en tout autre lieu fixé par la convocation, connaissance ou copie du texte des résolutions qui seront proposées et des rapports qui seront présentés à l'assemblée.

Dans le cas où des émissions ultérieures d'obligations offriraient aux souscripteurs des droits identiques à ceux des Obligations et si les contrats d'émission le prévoient les porteurs d'obligations seront groupés en une masse unique.

2.2.16. Fiscalité

Le paiement des intérêts et le remboursement des Obligations seront effectués sous la seule déduction des retenues opérées à la source et des impôts que la loi met ou pourrait mettre obligatoirement à la charge des porteurs.

En l'état actuel de la législation, les dispositions suivantes résument les conséquences fiscales susceptibles de s'appliquer aux porteurs. Les personnes physiques ou morales doivent néanmoins s'assurer, auprès de leur conseiller fiscal habituel, de la fiscalité s'appliquant à leur cas particulier.

Les paiements d'intérêts à des obligataires n'ayant pas leur résidence fiscale en France seront exonérés de retenue à la source dans les conditions décrites au paragraphe 2.2.16.2. ("Non-résidents fiscaux français").

Les non-résidents fiscaux français doivent se conformer à la législation fiscale en vigueur dans leur Etat de résidence.

2.2.16.1. **Résidents fiscaux français**

1. Personnes physiques détenant des titres dans leur patrimoine privé

(a) Intérêts et prime de remboursement

Les revenus des Obligations perçus par des personnes physiques détenant des titres dans leur patrimoine privé sont :

- soit inclus dans la base du revenu global soumis au barème progressif de l'impôt sur le revenu auquel s'ajoutent :
    - la contribution sociale généralisée de 7,5 %, dont 5,1 % déductibles du revenu global imposable (articles 1600-0 C et 1600-0 E du Code Général des Impôts, ci-après "CGI"),
    - le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
    - la contribution pour le remboursement de la dette sociale de 0,50 % (article 1600-0 L du CGI),
- soit, sur option, soumis au prélèvement libératoire au taux de 15 % (article 125 A du CGI) auquel s'ajoutent :
    - la contribution sociale généralisée de 7,5 % (article 1600-0 E du CGI),
    - le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
    - la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

(b) Plus-values

En application de l'article 150-0 A du CGI, les plus-values réalisées par les personnes physiques sont imposables, dès le premier euro, si le montant global des cessions de valeurs mobilières réalisées au cours de l'année civile dépasse le seuil de 7.650 euros par foyer fiscal, au taux de 16 % (article 200 A 2 du CGI) auquel s'ajoutent :

- la contribution sociale généralisée de 7,5 % (articles 1600-C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

En cas de moins-values, celles-ci peuvent être imputées sur les plus-values de même nature de l'année en cours et des cinq années suivantes à condition que le seuil de cession de 7.650 euros visé ci-dessus ait été dépassé.

(c) Conversion et/ou échange des Obligations en actions

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2. Personnes morales passibles de l'impôt sur les sociétés

(a) Intérêts et prime de remboursement

Les intérêts d'Obligations courus sur l'exercice sont compris dans le résultat soumis à l'impôt sur les sociétés au taux de 33 1/3 % (ou au taux réduit de 25 % pour les exercices ouverts en 2001 ou 15 % pour les exercices ouverts à compter du 1er janvier 2002, dans la limite de 38.120 euros de bénéfice imposable par période de douze mois, pour les sociétés remplissant les conditions prévues à l'article 219.I.b du CGI). S'y ajoute une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI); elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Conformément aux dispositions de l'article 238 septies E du CGI, les entreprises détenant des Obligations doivent intégrer aux résultats imposables de chacun de leurs exercices une fraction de la prime de remboursement chaque fois que ladite prime excède 10 % du prix d'acquisition.

Pour l'application de ces dispositions, la prime de remboursement s'entend de la différence entre les sommes à recevoir de l'émetteur, hors intérêts linéaires versés chaque année, et celles versées lors de la souscription ou de l'acquisition des Obligations.

Toutefois, ces dispositions ne s'appliquent pas aux Obligations dont le prix moyen à l'émission est supérieur à 90 % de la valeur de remboursement.

L'annuité imposable est obtenue en appliquant au prix d'acquisition le taux d'intérêt actuariel déterminé à la date d'acquisition, ledit prix étant chaque année majoré de la fraction de la prime capitalisée à la date anniversaire de remboursement de l'emprunt. Le taux actuariel est le taux annuel qui, à la date d'acquisition, égalise, à ce taux et à intérêts composés, les valeurs actuelles des montants à verser et des montants à recevoir.

(b) Plus-values

La cession des Obligations donne lieu à la constatation d'un gain ou d'une perte compris dans le résultat imposable.

Le montant du gain ou de la perte est égal à la différence entre le prix de cession et le prix d'acquisition des obligations augmenté, le cas échéant, des montants de primes de remboursement déjà taxés et non perçus, et imposé à l'impôt sur les sociétés au taux de 33 1/3 % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). S'y ajoute une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI); elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

(c) Conversion et/ou échange des Obligations en actions

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2.2.16.2. **Non-résidents fiscaux français**

(a) Revenus (intérêts et prime de remboursement)

Les émissions obligataires en euros réalisées par les personnes morales françaises sont réputées réalisées hors de France pour l'application des dispositions de l'article 131 quater du CGI (Bulletin Officiel des Impôts 5 I-11-98, instruction du 30 septembre 1998). En conséquence, les intérêts d'obligations versés à des personnes qui ont leur domicile fiscal ou leur siège hors du territoire de la République française sont exonérés du prélèvement obligatoire prévu à l'article 125 A III du CGI. Les intérêts ne sont par ailleurs pas soumis aux contributions sociales.

(b) Plus-values

Les plus-values réalisées à l'occasion de la cession de leurs obligations par les personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4 B du CGI ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les obligations) ne sont pas soumises à l'impôt en France (article 244 bis C du CGI).

(c) Conversion ou échange des Obligations en actions.

Cf. paragraphe 2.5.6. ("Régime fiscal de la conversion et/ou de l'échange").

2.3. ADMISSION À LA COTE, NÉGOCIATION

2.3.1. Cotation

Les Obligations font l'objet d'une demande d'admission au Premier Marché de Euronext Paris S.A. Leur cotation est prévue à la date de règlement.

Aucune demande de cotation sur un autre marché n'est envisagée.

2.3.2. Restrictions à la libre négociabilité des titres

Il n'existe aucune restriction imposée par les conditions de l'émission à la libre négociabilité des Obligations.

2.3.3. Cotation de titres de même catégorie

Néant.

2.4. RENSEIGNEMENTS GÉNÉRAUX

2.4.1. Service financier

La centralisation du service financier de l'emprunt (paiement des intérêts échus, remboursement des titres amortis...) sera assurée par la Société Générale.

Le service des titres sera également assuré par la Société Générale.

2.4.2. Tribunaux compétents en cas de contestation

Les tribunaux compétents en cas de litige sont ceux du siège social lorsque la Société est défenderesse et, dans les autres cas, sont désignés en fonction de la nature des litiges, sauf disposition contraire du Nouveau Code de Procédure Civile.

2.4.3. But de l'émission

Le produit de la présente émission a pour objet le refinancement d'une partie de la dette de PERNOD RICARD mise en place dans le cadre de l'acquisition des actifs de la branche vins et spiritueux de Seagram qui a été clôturée le 21 décembre 2001. Cette opération permet au groupe PERNOD RICARD d'alléger ses frais financiers.

2.5. CONVERSION ET/OU ÉCHANGE DES OBLIGATIONS EN ACTIONS

2.5.1. Nature du droit de conversion et/ou d'échange

Les porteurs d'Obligations auront, à tout moment à compter de la date de règlement des Obligations, jusqu'au 7eme jour ouvré qui précède la date de remboursement, la faculté d'obtenir l'attribution, au gré de la Société, d'actions nouvelles et/ou d'actions existantes de la Société (ci-après désigné le "Droit à l'Attribution d'actions") qui seront libérées et/ou réglées par voie de compensation de leur créance obligataire, sous réserve des stipulations prévues ci-dessous au paragraphe 2.5.8 ("Règlement des rompus").

La Société pourra à son gré remettre des actions nouvelles à émettre et /ou des actions existantes.

Au 18 décembre 2001, l'autocontrôle s'établit à:

Auto-détention: 2.022.210 titres. Ces titres correspondent exclusivement à des réserves pour des programmes d'options d'achats en cours consentis à certains membres du personnel.

Autocontrôle indirect: 196.583 titres.

Elle peut également acquérir d'autres actions et détenir jusqu'à 10 % de son capital dans le cadre de la 5ème résolution de l'Assemblée générale mixte du 3 mai 2001 (en sa forme ordinaire) autorisant le Conseil d'administration pour une durée de 18 mois, à acquérir, céder, transférer ou échanger les actions de la Société par intervention sur le marché ou autrement, notamment par achat de blocs de titres ou par utilisation de tout instrument financier dérivé négocié sur un marché réglementé ou de gré à gré, et la mise en place de stratégies optionnelles telles des options de ventes, dans les conditions et limites fixées par les autorités du marché. La part du programme réalisée par acquisition de blocs de titres pourra atteindre l'intégralité du programme de rachat.

Les objectifs du programme de rachat sont la remise de titres à l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, la régularisation des cours par intervention, systématiquement à contre-tendance sur le marché du titre, la cession, l'échange ou le transfert des titres achetés par tous moyens en fonction des opportunités, l'attribution d'actions aux salariés de la Société et de son Groupe soit par attribution d'options d'achat, soit dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise, soit selon toute autre formule légale visant à favoriser l'épargne salariale, l'annulation éventuelle des actions en vue d'optimiser le résultat par action et d'optimiser la rentabilité des fonds propres. Les actions pourront également être annulées dans les conditions prévues par la loi. Ce programme a fait l'objet d'une note d'information visée par la Commission des Opérations de Bourse sous le n° 01-268 le 23 mars 2001.

2.5.2. Suspension du Droit à l'Attribution d'actions

En cas d'augmentation de capital ou d'émission de valeurs mobilières donnant accès au capital, de fusion ou de scission ou d'autres opérations financières comportant un droit préférentiel de souscription ou réservant une période de souscription prioritaire au profit des actionnaires de la Société, la Société se réserve le droit de suspendre l'exercice du Droit à l'Attribution d'actions pendant un délai qui ne peut excéder trois mois, cette faculté ne pouvant en aucun cas faire perdre aux porteurs d'Obligations appelées au remboursement le Droit à l'Attribution d'actions et le délai prévu au paragraphe 2.5.3. ("Délai d'exercice et Ratio d'Attribution d'actions").

La décision de la Société de suspendre l'exercice du Droit à l'Attribution d'actions fera l'objet d'un avis publié au Bulletin des annonces légales obligatoires. Cet avis sera publié quinze jours au moins avant la date d'entrée en vigueur de la suspension ; il mentionnera la date d'entrée en vigueur de la suspension et la date à laquelle elle prendra fin. Cette information fera également l'objet d'un avis dans un journal financier de diffusion nationale et d'un avis de Euronext Paris S.A.

2.5.3. Délai d'exercice et Ratio d'Attribution d'actions

Le Droit à l'Attribution d'actions pourra être exercé, à tout moment de la date de règlement des Obligations au 7ème jour ouvré qui précède la date de remboursement, à raison, sous réserve du paragraphe 2.5.7 "Maintien des droits des porteurs d'Obligations"), d'UNE (ci-après désigné le "Ratio d'Attribution") action PERNOD RICARD pour UNE Obligation.

Pour les Obligations mises en remboursement à l'échéance ou de façon anticipée, le Droit à l'Attribution d'actions prendra fin à l'issue du 7ème jour ouvré qui précède la date de remboursement.

Tout porteur d'Obligations qui n'aura pas exercé son Droit à l'Attribution d'actions avant cette date recevra le prix de remboursement déterminé dans les conditions fixées selon le cas au paragraphe 2.2.7.1 ("Amortissement normal") ou au paragraphe 2.2.7.3. ("Amortissement anticipé par remboursement").

2.5.4. Modalités d'exercice du Droit à l'Attribution d'actions

Pour exercer le Droit à l'Attribution d'actions, les porteurs d'Obligations devront en faire la demande auprès de l'intermédiaire chez lequel leurs titres sont inscrits en compte. La Société Générale assurera la centralisation de ces opérations.

Toute demande d'exercice du Droit à l'Attribution d'actions parvenue à la Société Générale en sa qualité de centralisateur au cours d'un mois civil (ci-après désigné une "Période d'Exercice") prendra effet à la plus proche des deux dates (ci-après désigné une " Date d'Exercice") suivantes :

(i) le dernier jour ouvré dudit mois civil ;

(ii) le 7ème jour ouvré qui précède la date fixée pour le remboursement.

Pour les Obligations ayant la même Date d'Exercice, la Société pourra, à son gré, choisir entre :

- la conversion des Obligations en actions nouvelles ;
- l'échange des Obligations contre des actions existantes ;
- la livraison d'une combinaison d'actions nouvelles et d'actions existantes.

Tous les porteurs d'Obligations ayant la même Date d'Exercice seront traités équitablement et verront leurs Obligations, le cas échéant, converties et/ou échangées dans la même proportion, sous réserve des arrondis.

Les porteurs d'Obligations recevront livraison des actions le septième jour ouvré suivant la date d'exercice.

2.5.5. Droits des porteurs d'Obligations aux intérêts des Obligations et aux dividendes des actions livrées

En cas d'exercice du Droit à l'Attribution d'actions, aucun intérêt ne sera payé aux porteurs d'Obligations au titre de la période courue entre la dernière Date de Paiement d'Intérêt précédant la Date d'Exercice et la date à laquelle intervient la livraison des actions.

Les droits attachés aux actions nouvelles émises à la suite d'une conversion sont définis au paragraphe 2.6.1.1 ci-dessous ("Actions nouvelles issues de la conversion").

Les droits attachés aux actions existantes remises à la suite d'un échange sont définis au paragraphe 2.6.1.2 ci-dessous ("Actions existantes issues de l'échange").

2.5.6. Régime fiscal de la conversion et/ou de l'échange

En l'état actuel de la législation, le régime fiscal applicable sera celui décrit ci-après.

2.5.6.1. **Résidents fiscaux français**

2.5.6.1.1. Personnes physiques détenant des titres dans leur patrimoine privé

La plus-value réalisée à l'occasion de la conversion des Obligations en actions nouvelles et/ou de l'échange des Obligations en actions existantes bénéficie du sursis d'imposition prévu à l'article 150-0 B du CGI.

En cas de cession ultérieure des actions, le gain net, calculé à partir du prix ou de la valeur d'acquisition des Obligations (article 150-0 D 9 du CGI), est soumis au régime d'imposition des plus-values de cession de valeurs mobilières (voir paragraphe 2.2.16.1 " Résidents fiscaux français").

2.5.6.1.2. Personnes morales passibles de l'impôt sur les sociétés

1. Régime de la conversion des Obligations en actions nouvelles

La plus-value ou la moins-value réalisée à l'occasion de la conversion des Obligations en actions nouvelles bénéficie du sursis d'imposition prévu à l'article 38-7 du CGI.

Lors de la cession ultérieure des actions reçues lors de la conversion, le montant du résultat de la cession (plus ou moins-value) sera déterminé par référence à la valeur que les Obligations avaient du point de vue fiscal chez le cédant.

Sous peine d'une pénalité égale à 5% des sommes en sursis, les entreprises bénéficiaires du sursis d'imposition devront respecter les obligations déclaratives annuelles prévues par l'article 54 septies I et II du CGI jusqu'à la date d'expiration du sursis.

2. Régime de l'échange des Obligations contre des actions existantes

Le régime du sursis d'imposition ne s'applique pas en cas d'échange des Obligations contre des actions existantes. Dans ce cas, le profit réalisé lors de l'échange est soumis à l'impôt sur les sociétés dans les conditions de droit commun (voir paragraphe 2.2.16.1 "Résidents fiscaux français").

Il en irait de même en cas de remise conjointe d'actions nouvelles et d'actions anciennes en contrepartie d'une Obligation.

2.5.6.2. **Non-résidents fiscaux français**

Les plus-values réalisées à l'occasion de la conversion de leurs Obligations en actions nouvelles et/ou de l'échange de leurs Obligations contre des actions existantes par les personnes qui ne sont pas fiscalement domiciliées en France ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les Obligations) ne sont pas soumises à l'impôt en France.

2.5.7. Maintien des droits des porteurs d'Obligations

2.5.7.1. **Engagements de l'émetteur**

Conformément à la loi, PERNOD RICARD s'engage, tant qu'il existera des Obligations, à ne pas procéder à l'amortissement de son capital social, ni à une modification de la répartition des bénéfices. Toutefois, PERNOD RICARD peut créer des actions à dividende prioritaire sans droit de vote, à la condition de réserver les droits des porteurs d'Obligations, conformément aux stipulations des paragraphes 2.5.7.2 ("En cas de réduction du capital motivée par les pertes") à 2.5.7.4 ("Information des porteurs d'obligations en cas d'ajustements").

2.5.7.2. En cas de réduction du capital motivée par des pertes

En cas de réduction du capital motivée par des pertes, les droits des porteurs d'Obligations optant pour l'attribution d'actions seront réduits en conséquence, comme si lesdits porteurs d'Obligations avaient été actionnaires dès la date d'émission des Obligations, que la réduction de capital soit effectuée par diminution soit du montant nominal des actions, soit du nombre de celles-ci.

2.5.7.3. En cas d'opérations financières

A l'issue des opérations suivantes :

- émission de titres comportant un droit préférentiel de souscription coté,
- augmentation de capital par incorporation de réserves, bénéfices ou primes et attribution gratuite d'actions, division ou regroupement des actions,
- incorporation au capital de réserves, bénéfices ou primes par majoration de la valeur nominale des actions,
- distribution de réserves ou de primes en espèces ou en titres de portefeuille,
- attribution gratuite aux actionnaires de tout instrument financier autre que des actions de la Société,
- absorption, fusion, scission,
- rachat de ses propres actions à un prix supérieur au cours de bourse,
- distribution de dividende exceptionnel,

que la Société pourrait réaliser à compter de la présente émission, le maintien des droits des porteurs d'Obligations sera assuré en procédant jusqu'à la date de remboursement normal ou anticipé à un ajustement du Ratio d'Attribution conformément aux modalités ci-dessous.

En cas d'ajustements réalisés conformément aux paragraphes 1. à 8. ci-dessous, le nouveau Ratio d'Attribution sera déterminé avec trois décimales par arrondi au millième le plus proche (0,0005 étant arrondi au millième supérieur). Les éventuels ajustements ultérieurs seront effectués à partir du Ratio d'Attribution qui précède ainsi calculé et arrondi. Toutefois, les Obligations ne pourront donner lieu qu'à livraison d'un nombre entier d'actions, le règlement des rompus étant précisé ci-dessous (cf. paragraphe 2.5.8 ("Règlement des rompus")).

1. En cas d'opérations financières comportant un droit préférentiel de souscription coté, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex- droit de souscription augmentée de la valeur du droit de souscription}}{\text{Valeur de l'action ex- droit de souscription}}$$

Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit de souscription seront déterminées d'après la moyenne des premiers cours cotés sur le marché de Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action et le droit de souscription sont tous les deux cotés) durant tous les jours de bourse inclus dans la période de souscription au cours desquels l'action ex-droit et le droit de souscription sont cotés simultanément.

2. En cas d'augmentation de capital par incorporation de réserves, de bénéfices ou de primes et attribution gratuite d'actions, ainsi qu'en cas de division ou de regroupement des actions, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Nombre d'actions après opération}}{\text{Nombre d'actions avant opération}}$$

3. En cas d'augmentation de capital par incorporation de réserves, bénéfices ou primes, réalisée par élévation de la valeur nominale des actions, la valeur nominale des actions que pourront obtenir les obligataires qui exerceront leur Droit à l'Attribution d'actions sera élevée à due concurrence.

4. En cas de distribution de réserves ou de primes en espèces ou en titres de portefeuille, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action avant la distribution}}{\text{Valeur de l'action avant la distribution diminuée de la somme distribuée ou de la valeur des titres remis par action}}$$

Pour le calcul de ce rapport, la valeur de l'action avant la distribution sera déterminée d'après la moyenne des premiers cours cotés sur le marché de Euronext Paris S.A. (ou en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action est cotée) pendant vingt jours de bourse consécutifs au cours desquels l'action est cotée, choisis par la Société parmi les quarante jours de bourse précédant la date de la distribution. La valeur des titres distribués sera calculée comme ci-dessus s'il s'agit de titres déjà cotés sur un marché réglementé ou assimilé. Si les titres ne sont pas cotés sur un marché réglementé ou assimilé avant la date de distribution, la valeur des titres sera déterminée d'après la moyenne des premiers cours cotés sur le marché réglementé ou assimilé pendant vingt jours de bourse consécutifs au cours desquels le titre est coté, choisis par la Société parmi les quarante jours de bourse suivant la date de la distribution si les titres venaient à être cotés dans les quarante jours de bourse qui suivent la

distribution, et dans les autres cas par un expert indépendant de réputation internationale choisi par la Société.

5. En cas d'attribution gratuite d'instrument(s) financier(s) autre(s) que des actions de la Société, le nouveau Ratio d'Attribution d'actions sera égal :

   (a) si le droit d'attribution d'instrument(s) financier(s) faisait l'objet d'une cotation par Euronext Paris S.A., au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du droit d'attribution}}{\text{Valeur de l'action ex-droit}}$$

   Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du droit d'attribution seront déterminées d'après la moyenne des premiers cours cotés par Euronext Paris S.A. (ou, en l'absence de cotation par Euronext Paris S.A., sur un autre marché réglementé ou assimilé sur lequel l'action et le droit d'attribution sont tous les deux cotés), de l'action et du droit d'attribution durant les dix premiers jours de bourse au cours desquels l'action et le droit d'attribution sont cotés simultanément. Dans l'éventualité où ce calcul résulterait de la constatation de moins de cinq cotations, il devrait être validé ou évalué par un expert indépendant de réputation internationale choisi par la Société.

   (b) si le droit d'attribution d'instrument(s) financier(s) n'était pas coté par Euronext Paris S.A., au produit du Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport :

$$\frac{\text{Valeur de l'action ex-droit + valeur du ou des instruments financiers attribués par action}}{\text{Valeur de l'action ex-droit}}$$

   Pour le calcul de ce rapport, les valeurs de l'action ex-droit et du ou des instrument(s) financier(s) attribué(s) par action, si ce(s) dernier(s) sont cotés, sur un marché réglementé ou assimilé, seront déterminées par référence à la moyenne des premiers cours cotés pendant dix jours de bourse consécutifs suivant la date d'attribution au cours desquels l'action et le ou les instrument(s) financier(s) attribué(s) sont coté(s) simultanément. Si le ou les instrument(s) financier(s) attribué(s) ne sont pas coté(s) sur un marché réglementé ou assimilé, ils seront évalué(s) par un expert indépendant de réputation internationale choisi par la Société.

6. En cas d'absorption de la Société émettrice par une autre société ou de fusion avec une ou plusieurs autres sociétés dans une société nouvelle ou de scission, les Obligations donneront lieu à l'attribution d'actions de la société absorbante ou nouvelle ou des sociétés bénéficiaires de la scission.

   Le nouveau Ratio d'Attribution d'actions sera déterminé en corrigeant le Ratio d'Attribution en vigueur avant le début de l'opération considérée par le rapport

d'échange des actions de la Société émettrice contre les actions de la société absorbante ou nouvelle ou des sociétés bénéficiaires de la scission. Ces sociétés seront substituées à la Société émettrice pour l'application des stipulations ci-dessus, destinées à préserver, le cas échéant, les droits des porteurs d'Obligations en cas d'opérations financières ou sur titres, et, d'une façon générale, pour assurer le respect des droits des porteurs d'Obligations dans les conditions légales, réglementaires et contractuelles.

7. En cas de rachat par la Société de ses propres actions à un prix supérieur au cours de bourse, le nouveau Ratio d'Attribution d'actions sera égal au produit du Ratio d'Attribution en vigueur par le rapport suivant calculé au centième d'action près :

$$\frac{\text{Valeur de l'action} + \text{Pc\%} \times (\text{Prix de rachat} - \text{Valeur de l'action})}{\text{Valeur de l'action}}$$

Pour le calcul de ce rapport :

Valeur de l'action signifie la moyenne d'au moins 10 cours cotés consécutifs choisis parmi les 20 qui précèdent le rachat (ou la faculté de rachat).

Pc% signifie le pourcentage du capital racheté.

Prix de rachat signifie le prix de rachat effectif (par définition supérieur au cours de bourse).

8. Distribution de dividende exceptionnel

En cas de paiement par la Société d'un Dividende Exceptionnel (tel que défini ci-dessous) le nouveau Ratio d'Attribution d'actions sera calculé comme indiqué ci-dessous.

Pour les besoins de ce paragraphe 8, le terme "Dividende Exceptionnel" signifie tout dividende versé en espèces ou en nature aux actionnaires, dans la mesure où la somme de ce dividende (avant prélèvements libératoires et sans tenir compte de l'avoir fiscal) (le "Dividende de Référence") et de tous les autres dividendes en espèces ou en nature versés aux actionnaires au cours du même exercice social de la Société (les "Dividendes Antérieurs"), représente un Ratio de Dividendes Distribués (tel que défini ci-dessous) supérieur à 5%.

Au sens de la phrase précédente, le terme "Ratio de Dividendes Distribués" signifie la somme des rapports obtenus en divisant le Dividende de Référence et chacun des dividendes antérieurs par la capitalisation boursière de la Société le jour précédant la date de distribution correspondante; la capitalisation boursière utilisée pour calculer chacun de ces rapports étant égale au produit (x) du cours de clôture de l'action de la Société sur Euronext Paris S.A. le jour précédant la date de distribution du Dividende de Référence ou de chacun des Dividendes Antérieurs par (y) les nombres respectifs d'actions existant à chacune de ces dates. Tout dividende ou toute fraction de dividende entraînant un ajustement du Ratio d'Attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus n'est pas pris en compte pour l'application de la présente clause. La

formule de calcul du nouveau Ratio d'Attribution d'actions en cas de paiement d'un dividende exceptionnel est la suivante :

NRAA = RAA x (1 + RDD – 3 %)

où :

- NRAA signifie nouveau Ratio d'Attribution d'actions ;
- RAA signifie le dernier Ratio d'Attribution d'actions en vigueur avant la distribution du Dividende de Référence ; et
- RDD signifie le ratio de dividendes distribués, tel que défini ci-dessus.

Etant précisé que tout dividende (le cas échéant diminué de toute fraction du dividende donnant lieu au calcul d'un nouveau Ratio d'Attribution d'actions en application des paragraphes 1 à 7 ci-dessus) mis en paiement entre la date de paiement d'un Dividende de Référence et la fin du même exercice social de la Société donnera lieu à un ajustement selon la formule suivante :

NRAA = RAA x (1 + RDD).

où :

- NRAA signifie nouveau Ratio d'Attribution d'actions ;
- RAA signifie le dernier Ratio d'Attribution d'actions en vigueur avant la distribution du dividende complémentaire ; et
- RDD signifie le rapport obtenu en divisant (i) le montant du dividende complémentaire (net de toute partie de dividende donnant lieu à ajustement du Ratio d'Attribution d'actions en vertu des paragraphes 1 à 7 ci-dessus) sans tenir compte d'éventuels avoirs fiscaux y afférents, par (ii) la capitalisation boursière de PERNOD RICARD égale au produit (x) du cours de clôture de l'action de la Société sur la Bourse de Paris le jour précédant la date de distribution du dividende complémentaire par (y) le nombre d'actions existantes de la Société à cette date.

Dans l'hypothèse où la Société réaliserait des opérations pour lesquelles un ajustement n'aurait pas été effectué au titre des paragraphes 1. à 8. ci-dessus et où une législation ou une réglementation ultérieure prévoirait un ajustement, la Société procèdera à cet ajustement conformément aux dispositions législatives ou réglementaires applicables et aux usages en la matière sur le marché français.

Le Conseil d'administration rendra compte des éléments de calcul et des résultats de tout ajustement dans le rapport annuel suivant cet ajustement.

2.5.7.4. Information des porteurs d'Obligations en cas d'ajustements

En cas d'ajustement, le nouveau Ratio d'Attribution sera porté à la connaissance des porteurs d'Obligations au moyen d'un avis publié au Bulletin des annonces légales obligatoires, d'un avis dans un journal financier de diffusion nationale et par un avis de Euronext Paris S.A.

2.5.8. Règlement des rompus

Tout porteur d'Obligations exerçant ses droits au titre des Obligations pourra obtenir un nombre d'actions PERNOD RICARD calculé en appliquant au nombre d'Obligations présentées le Ratio d'Attribution d'actions en vigueur.

Lorsque le nombre d'actions ainsi calculé ne sera pas un nombre entier, le porteur d'Obligations pourra demander qu'il lui soit délivré :

- soit le nombre entier d'actions immédiatement inférieur ; dans ce cas, il lui sera versé en espèces une somme égale à la valeur de la fraction d'action supplémentaire, évaluée sur la base du premier cours coté sur le marché le dernier jour de bourse de la Période d'Exercice au cours duquel l'action PERNOD RICARD est cotée ;

- soit le nombre entier d'actions immédiatement supérieur, à la condition de verser à la Société une somme égale à la valeur de la fraction d'action supplémentaire ainsi demandée, évaluée sur la base prévue au paragraphe précédent.

2.5.9. Information des obligataires

En cas d'opération comportant un droit préférentiel de souscription réservé aux actionnaires, les porteurs d'Obligations en seraient informés avant le début de l'opération au moyen d'un avis publié au Bulletin des annonces légales obligatoires, dans un journal financier de diffusion nationale et par un avis de Euronext Paris S.A.

2.5.10. Incidence de la conversion ou de l'échange sur la situation de l'actionnaire

Les informations fournies ci-après, ainsi que les modalités de l'opération seront partie intégrante du rapport complémentaire visé aux articles 155-2 et 155-3 du décret du 23 mars 1967. Ce rapport contenant les informations requises par la réglementation, ainsi que le rapport complémentaire des commissaires aux comptes, seront tenus à la disposition des actionnaires au siège de la Société dans les délais réglementaires et seront portés à leur connaissance lors de la prochaine Assemblée générale.

A titre indicatif, dans l'hypothèse de la conversion en actions nouvelles PERNOD RICARD de la totalité des Obligations émises, l'incidence de l'émission et de la conversion sur la participation dans le capital d'un actionnaire détenant 1 % du capital de la Société préalablement à l'émission et ne souscrivant pas à la présente

émission serait la suivante, ce calcul étant effectué sur la base du nombre d'actions composant le capital au 31 décembre 2001 :

	Participation de l'actionnaire en %
Avant émission des Obligations	1
Après émission et conversion de 3 823 661 Obligations	0,936
Après émission et conversion de 4 573 099 Obligations	0,925

Le prospectus définitif fournira l'incidence de l'émission et de la conversion des Obligations sur la quote-part des capitaux propres consolidés au 30 juin 2001 pour le détenteur d'une action PERNOD RICARD.

Dans l'hypothèse de l'échange en actions existantes de la totalité des Obligations émises, la situation des actionnaires de PERNOD RICARD ne serait pas affectée.

2.6. ACTIONS REMISES LORS DE L'EXERCICE DU DROIT À L'ATTRIBUTION D'ACTIONS

2.6.1. Droits attachés aux actions qui seront attribuées

2.6.1.1. Actions nouvelles issues de la conversion

Les actions émises à la suite d'une conversion seront soumises à toutes les stipulations des statuts et porteront jouissance du 1er jour de l'exercice social dans lequel se situe la Date d'Exercice. Elles auront droit au titre dudit exercice social et des exercices ultérieurs, à égalité de valeur nominale, au même dividende que celui qui pourra être réparti aux autres actions portant même jouissance. Elles seront, en conséquence, entièrement assimilées aux dites actions à compter de la mise en paiement du dividende afférent à l'exercice précédent ou, s'il n'en était pas distribué, après la tenue de l'Assemblée générale annuelle statuant sur les comptes de cet exercice.

2.6.1.2. Actions existantes issues de l'échange

Les actions remises à la suite d'un échange seront des actions ordinaires existantes portant jouissance courante qui conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions, étant entendu que, dans l'hypothèse où un détachement du droit au dividende interviendrait entre la Date d'Exercice et la date de livraison, les porteurs d'Obligations ne disposeront pas de ce droit au dividende et n'auront droit à aucune indemnité à ce titre.

2.6.1.3. Stipulations générales

Chaque action nouvelle ou existante donne droit dans la propriété de l'actif social, dans le partage des bénéfices et dans le boni de liquidation à une part égale à la

quotité du capital social qu'elle représente, compte tenu, s'il y a lieu, du capital amorti et non amorti ou libéré et non libéré, du montant nominal des actions et du droit des actions de catégories différentes.

Ces actions sont par ailleurs soumises à toutes les stipulations statutaires.

Les dividendes sont prescrits dans les délais légaux, soit cinq ans au profit de l'Etat.

2.6.2. Négociabilité des actions

Aucune clause statutaire ne limite la libre négociation des actions composant le capital.

2.6.3. Nature et forme des actions

Les actions revêtiront la forme nominative ou au porteur au choix de l'actionnaire.

Les actions, quelle que soit leur forme, seront obligatoirement inscrites en comptes tenus, selon le cas, par la Société ou son mandataire ou par un intermédiaire habilité. Les droits des titulaires seront ainsi représentés par une inscription à leur nom dans les livres de la Société Générale pour les titres nominatifs purs et chez l'intermédiaire de leur choix pour les titres nominatifs administrés et au porteur.

2.6.4. Régime fiscal des actions

En l'état actuel de la législation, les stipulations suivantes résument les conséquences fiscales susceptibles de s'appliquer aux investisseurs. Les personnes physiques ou morales doivent néanmoins s'assurer, auprès de leur conseiller fiscal habituel, de la fiscalité s'appliquant à leur cas particulier.

Les non-résidents fiscaux français doivent se conformer à la législation fiscale en vigueur dans leur Etat de résidence.

2.6.4.1. Résidents fiscaux français

1. Personnes physiques détenant des actions françaises dans leur patrimoine privé

(a) Dividendes

Les dividendes d'actions françaises, avoir fiscal de 50 % compris, sont pris en compte pour la détermination du revenu global du contribuable dans la catégorie des revenus de capitaux mobiliers; ils bénéficient d'un abattement annuel de 2.440 euros pour les couples mariés soumis à une imposition commune ainsi que pour les partenaires faisant l'objet d'une imposition commune à compter de l'imposition des revenus de l'année du troisième anniversaire de l'enregistrement d'un pacte de solidarité défini à l'article 515-1 du Code Civil et de 1.220 euros pour les personnes célibataires, veuves, divorcées ou mariées et imposées séparément. Ces abattements ne s'appliquent pas lorsque le revenu net imposable excède pour les contribuables célibataires, veufs ou divorcés le montant de la dernière tranche du barème de l'impôt sur le

revenu (46.343 euros pour les revenus de 2001) et le double de ce montant pour les contribuables mariés soumis à une imposition commune (92.686 euros pour les revenus de 2001). Les dividendes, ainsi que les avoirs fiscaux correspondants, sont inclus dans la base du revenu global soumis au barème progressif de l'impôt sur le revenu, auquel s'ajoutent sans abattement :

- la contribution sociale généralisée de 7,5 %, dont 5,1 % déductibles du revenu global imposable (articles 1600-0 C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,50 % (article 1600-0 L du CGI).

L'avoir fiscal attaché aux dividendes versés est imputable sur le montant global de l'impôt sur le revenu à payer et il est remboursable en cas d'excédent.

(b) Plus-values

En application de l'article 150-0 A du CGI, les plus-values réalisées par les personnes physiques sont imposables, dès le premier euro, si le montant global de leurs cessions de valeurs mobilières réalisées au cours de l'année civile dépasse, au niveau du foyer fiscal, le seuil de 7.650 euros, au taux de 16 % (article 200 A 2 du CGI) auquel s'ajoutent :

- la contribution sociale généralisée de 7,5 % (articles 1600-0 C et 1600-0 E du CGI),
- le prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI),
- la contribution pour le remboursement de la dette sociale de 0,5 % (article 1600-0 L du CGI).

En cas de moins-values, celles-ci peuvent être imputées sur les plus-values de même nature de l'année en cours et, éventuellement, des cinq années suivantes à condition que le seuil de cession de 7.650 euros visé ci-dessus ait été dépassé.

(c) Régime spécial des PEA

Les actions émises par les sociétés françaises sont éligibles au titre des actifs pouvant être détenus dans le cadre d'un Plan d'Epargne en Actions ("PEA"), institué par la loi n° 92-666 du 16 juillet 1992.

Sous certaines conditions, les dividendes perçus et les plus-values réalisées sont exonérés d'impôt sur le revenu, mais restent néanmoins soumis au prélèvement social, à la contribution sociale généralisée et à la contribution pour le remboursement de la dette sociale.

Le tableau ci-dessous résume les différents impôts applicables au 1er janvier 2001 en fonction de la date de clôture du PEA :

Durée de vie du PEA	Prélèvement social	C.S.G.	C.R.D.S.	I.R.	Total
Inférieure à 2 ans	2,0%	7,5%	0,5%	22,5%	32,5%[1]
Comprise entre 2 et 5 ans	2,0 %	7,5%	0,5%	16,0%	26,0%[1]
Supérieure à 5 ans	2,0%	2,0%	0,5%	0,0%	10,0%

(1) Sur la totalité des produits en cas de dépassement du seuil de cession.

2. Actionnaires personnes morales passibles de l'impôt sur les sociétés

(a) Dividendes

Les dividendes perçus par des personnes morales soumises à l'impôt sur les sociétés, ainsi que l'avoir fiscal égal à 15 % du montant des dividendes versés pour les avoirs fiscaux utilisés à compter du 1er janvier 2002, sont inclus dans le résultat soumis à l'impôt sur les sociétés au taux normal de 33 1/3 % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). Le cas échéant, les avoirs fiscaux sont augmentés d'un montant correspondant à 70 % du précompte effectivement acquitté par la société distributrice, autre que celui qui serait dû à raison d'un prélèvement sur la réserve des plus-values à long terme, pour les avoirs fiscaux utilisés à compter du 1er janvier 2002. S'y ajoute une contribution égale à 3 % du montant de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI); elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Lorsque l'entreprise remplit les conditions et a opté pour le régime fiscal des sociétés mères, prévu aux articles 145, 146 et 216 du CGI, les dividendes perçus sont exclus de la base imposable sous déduction d'une quote-part pour frais et charges de 5 % du montant brut desdits dividendes (avoir fiscal inclus). Les avoirs fiscaux attachés à ces dividendes ne peuvent être utilisés en paiement de l'impôt sur les sociétés, mais peuvent être imputés sur le montant du précompte, l'avoir fiscal étant dans ce cas égal à 50 % des dividendes perçus.

(b) Plus-values

La cession de titres autres que des titres de participations donne lieu à la constatation d'un gain ou d'une perte compris dans le résultat taxable à l'impôt sur les sociétés au taux de 33 1/3 % (ou, le cas échéant, au taux réduit de 25 % ou 15 %). S'y ajoute la contribution égale à 3 % de l'impôt sur les sociétés précitée pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI).

Une contribution sociale de 3,3 % est en outre applicable (article 235 ter ZC du CGI); elle est assise sur le montant de l'impôt sur les sociétés, diminué d'un abattement de 763.000 euros par période de douze mois. Sont toutefois exonérées de cette contribution les entreprises réalisant un chiffre d'affaires de moins de 7.630.000 euros et dont le capital, entièrement libéré, est détenu de manière continue pour 75 % au moins par des personnes physiques ou par une société répondant aux mêmes conditions de libération du capital, de chiffre d'affaires et de détention du capital.

Les plus-values issues de la cession d'actions ayant le caractère de titres de participation ou qui sont fiscalement assimilées à des titres de participations sont éligibles au régime des plus-values à long terme à condition d'avoir été détenues depuis deux ans au moins, sous réserve de satisfaire à l'obligation de constitution de la réserve spéciale de plus-values à long terme, et taxables à l'impôt sur les sociétés au taux de 19 % (ou, le cas échéant, au taux réduit de 15 % dans la limite de 38.120 euros de bénéfice imposable pour les exercices ouverts à compter du 1er janvier 2002. S'y ajoutent une contribution égale à 3 % de l'impôt sur les sociétés pour les exercices clos à compter du 1er janvier 2002 (article 235 ter ZA du CGI) et, le cas échéant, une contribution sociale de 3.3 % (article 235 ter ZC du CGI).

Sont notamment présumées constituer des titres de participation, les parts ou actions de sociétés revêtant ce caractère sur le plan comptable, et, sous certaines conditions, les actions acquises en exécution d'une offre publique d'achat ou d'échange, ainsi que les titres ouvrant droit au régime fiscal des sociétés mères et filiales ou dont le prix de revient est au moins égal à 22.800.000 euros.

2.6.4.2. Non résidents fiscaux français

(a) Dividendes

Les dividendes distribués par des sociétés dont le siège social est situé en France font l'objet d'une retenue à la source de 25 % lorsque le domicile fiscal ou le siège du bénéficiaire effectif est situé hors de France.

Sous certaines conditions, cette retenue à la source peut être réduite, voire même supprimée, en application des conventions fiscales internationales ou de l'article 119 ter du CGI et l'avoir fiscal peut être transféré en application de ces mêmes conventions.

Par exception, les dividendes de source française versés à des personnes qui n'ont pas leur domicile fiscal ou leur siège en France, et ouvrant droit au transfert de l'avoir fiscal en vertu d'une convention en vue d'éviter les doubles impositions, ne supportent, lors de leur mise en paiement, que la retenue à la source applicable au taux réduit prévu par la convention, à condition notamment que les personnes concernées justifient, avant la date de mise en paiement des dividendes, qu'elles sont résidentes de l'Etat lié à la France par cette convention au sens de cette convention (Bulletin Officiel des Impôts 4-J-1-94, instruction du 13 mai 1994).

L'avoir fiscal au taux de 50 % ou 40 % est le cas échéant remboursé sous déduction de la retenue à la source applicable au taux prévu par la convention.

(b) Plus-values

Les plus-values réalisées à l'occasion de la cession de leurs actions par les personnes qui ne sont pas fiscalement domiciliées en France ou dont le siège social est situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les actions), et qui n'ont détenu, directement ou indirectement, seules ou avec des membres de leur famille, plus de 25 % des droits aux bénéfices sociaux de la Société à aucun moment au cours des cinq années qui précèdent la cession, ne sont pas soumises à l'impôt en France (articles 244 B bis et 244 bis C du CGI).

2.6.5. Cotation des actions attribuées

Les actions nouvelles résultant de la conversion feront l'objet de demandes d'admission périodiques au Premier Marché d'Euronext Paris S.A. Les actions existantes remises en échange seront immédiatement négociables en bourse.

2.6.6. Place de cotation

2.6.6.1. Assimilation des actions nouvelles

L'action PERNOD RICARD est cotée au Premier Marché d'Euronext Paris S.A.

Les actions nouvelles provenant des conversions feront l'objet d'une demande d'admission aux négociations par Euronext Paris S.A., en fonction de leur date de jouissance soit directement sur la même ligne que les actions anciennes soit, dans un premier temps, sur une seconde ligne.

2.6.6.2. Autres marchés et places de cotation

Les actions PERNOD RICARD sont également cotées sur la bourse de Francfort. Les actions sont négociées sur le SEAQ International de Londres, ainsi qu'aux Etats-Unis sous la forme d'ADR (marché OTC).

2.6.6.3. Volume des transactions et évolution du cours de l'action

Le tableau présentant les transactions des 18 derniers mois sur Euronext Paris S.A. figure au paragraphe 3.3 ("Volume des Transactions et évolution du cours de l'action") ci-après.

CHAPITRE III

RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115. Les précisions qui suivent complètent les informations contenues dans le document de référence.

3.1 ÉVOLUTION DU CAPITAL

Les éléments fournis dans la présente section sur le capital de PERNOD RICARD correspondent à une situation au 18 décembre 2001.

3.1.1. Conversion du capital en euros

Autorisé par l'assemblée générale mixte des actionnaires de la société PERNOD RICARD du 3 mai 2001, le Conseil d'administration du 18 juillet 2001 a décidé d'exprimer en euros le montant du capital social au moyen de la conversion de la valeur nominale des actions qui le composent, et ainsi d'augmenter le capital social d'un montant de 18.870.754,34 FRF pour le porter de 1.127.733.200 FRF à 1.146.603.954,34 FRF, soit 174.798.646 euros par incorporation de réserves.

La société PERNOD RICARD a également décidé la suppression dans ses statuts de toute référence à la valeur nominale des actions.

Le capital social est divisé en 56.386.660 actions sans valeur nominale.

3.1.2. Répartition du capital au 18 décembre 2001

Actionnaires	Actions		Droits de vote	
	Nombre	%	Nombre	%
S.A. Paul Ricard (1)	6 558 537	11.63%	12 596 369	19.03%
Société Immobilière et Financière pour l'Alimentation (SIFA) (2)	5 772 299	10.24%	11 045 699	16.69%
Personnel du Groupe	1 342 915	2.38%	2 120 583	3.20%
Silchester International Investors Ltd* (UK) (3)	2 757 349	4.89%	2 757 349	4.17%
Fidelity Investments** (USA) (4)	2 833 687	5.03%	2 833 687	4.28%
Autocontrôle	2 218 793	3.93%	0	0.00%
• *dont auto-détention****	*2 022 210*	*3.58%*	*0*	*0.00%*
• *dont auto-contrôle indirect*	*196 583*	*0.35%*	*0*	*0.00%*
Public	34 903 080	61.90%	34 844 865	52.63%
TOTAL	56 386 660	100.00%	66 198 552	100.00%

* Après déclaration de franchissement à la baisse du seuil de 5% (avis CMF 201C1130 du 11 septembre 2001)

** Après déclaration de franchissement à la hausse du seuil de 5% (avis CMF 201C1482 du 20 décembre 2001)

*** Ces titres correspondent exclusivement à des réserves pour des programmes d'options d'achat d'actions en cours consentis à certains membres du personnel

(1) S.A. PAUL RICARD est entièrement détenue par la famille Ricard

(2) SIFA est principalement détenue par le Groupe Société Générale à hauteur de 47 % de son capital. Parmi d'autres actionnaires, le Groupe PERNOD RICARD détient via sa filiale SANTA LINA une participation indirecte minoritaire dans le capital de SIFA.
Il existe un accord avec la Société Générale au terme duquel le Groupe Société Générale a concédé à SANTA LINA filiale non cotée de PERNOD RICARD un droit de préférence sur les actions SIFA qu'il détient dans l'hypothèse où il souhaiterait les céder. Des dispositions de même nature existent en ce qui concerne la participation détenue par SANTA LINA dans la Société Générale. Cette disposition joue également en cas d'offre publique, pour laquelle le Groupe PERNOD RICARD bénéficiera en outre d'un droit de substitution. Cet accord a été stipulé sans durée déterminée.

(3) Agissant pour le compte d'investisseurs institutionnels et de fonds communs dont SILCHESTER assure la gestion.

(4) Agissant pour le compte de fonds communs dont FIDELITY INVESTMENTS assure la gestion

3.1.3. Capital potentiel

Les résolutions concernant les autorisations d'augmentations de capital et l'émission de titres pouvant donner accès au capital (pages 91 à 96 du document de référence) ont été approuvées par l'assemblée générale mixte du 3 mai 2001.

A ce jour le conseil d'administration de Pernod Ricard n'a utilisé aucune de ces autorisations hormis pour réaliser la présente émission.

Il a par ailleurs été mis en place un programme d'option de souscription d'actions détaillé ci-dessous.

3.1.4. Options d'achat d'actions et de souscription d'actions consenties aux salariés de PERNOD RICARD

Des options d'achat d'actions et de souscription d'actions ont été attribuées aux cadres à haut niveau de responsabilité des sociétés du Groupe. A la date du 18 décembre 2001, les plans d'options en vigueur présentent les caractéristiques suivantes

Date d'autorisation par l'AGE	Date d'attribution par le CA	Durée des options	Nombre de bénéficiaires	Nombre d'options attribuées	dont options attribuées aux dirigeants de Pernod Ricard SA	Prix	Nombre d'options exercées en 2001	Options non exercées au 18 décembre 2001
12/05/93*	04/10/94	10 ans	218	775130	75600	307,34 FRF	189275	263000
12/05/93*	19/12/96	10 ans	297	842000	92400	266,00 FRF	69400	562000
12/05/93*	19/12/97	10 ans	160	244596	65196	301,00 FRF	0	240285
05/05/98*	28/01/99	10 ans	183	233084	31135	56,70 EUR	0	233084
05/05/98*	27/01/00	10 ans	180	266842	44299	59,90 EUR	0	266842
05/05/98*	27/09/00	10 ans	2	60000	60000	54,50 EUR	0	60000
05/05/98*	19/12/00	10 ans	204	299925	48420	58,30 EUR	0	299925
03/05/01*	19/09/01	10 ans	10	97074	néant	78,65 EUR	0	97074
03/05/01**	18/12/01	10 ans	367	665658	126535	77,00 EUR	0	665658

* Options d'achat d'actions
** Options de souscription d'actions

3.2. ACHAT OU VENTE D'ACTIONS DE LA SOCIETE

La résolution concernant l'autorisation à donner au Conseil d'administration à l'effet d'opérer sur les actions de la Société et à racheter jusqu'à 10 % du capital de la Société a été approuvée par l'assemblée générale mixte du 3 mai 2001. Ce programme de rachat a fait l'objet d'une note d'information ayant reçu de la Commission des Opérations de Bourse le n° de visa 01-268 en date du 23 mars 2001.

PERNOD RICARD a entrepris au cours du 1er semestre 2000, le rachat en bourse de ses propres actions. Les achats ont porté sur 4% du capital soit 2 256 660 titres,

acquis au Prix Moyen Pondéré ("PMP") de 54,98 EUR. Sur ce total, 456 999 titres ont été affectés aux réserves techniques des différents plans d'options d'achat d'actions mis en place entre le 27 septembre 2000 et 19 septembre 2001. Le solde, soit 1 799 661 titres, a été cédé en bourse. Les cessions ont été entreprises en décembre 2000 et achevées le 29 août 2001. Le prix de vente moyen est de 78,86 EUR.

3.3. VOLUME DES TRANSACTIONS ET EVOLUTION DU COURS DE L'ACTION

Le tableau ci-dessous donne une indication des cours et volumes des transactions sur les actions (Code Sicovam 12 069) de la Société au Premier Marché d'Euronext Paris S.A. :

Mois	Cours le plus haut (en euros)	Cours le plus bas (en euros)	Nombre journalier moyen d'actions échangées	Montant journalier moyen des capitaux échangés (en milliers d'euros)
2000				
Janvier	58,90	54,25	118 938	6 634
Février	56,70	47,00	93 157	4 887
Mars	53,60	43,33	166 963	8 242
Avril	54,60	48,20	99 475	5 123
Mai	63,30	50,00	252 278	14 411
Juin	64,00	56,60	102 023	6 172
Juillet	60,15	55,95	102 643	5 957
Août	61,55	56,60	85 296	5 096
Septembre	61,00	51,60	60 253	3 343
Octobre	58,30	51,20	103 767	5 699
Novembre	65,10	52,70	186 715	10 899
Décembre	74,50	59,00	304 994	20 833
2001				
Janvier	80,00	71,60	286 063	21 622
Février	79,00	72,10	172 804	12 886
Mars	80,75	67,20	129 887	9 713
Avril	78,30	72,15	134 108	10 119
Mai	81,20	73,75	158 346	12 362
Juin	85,00	79,10	194 064	16 067
Juillet	84,90	77,30	121 773	9 926
Août	88,95	82,40	232 023	20 035
Septembre	87,40	67,50	198 594	15 582
Octobre	84,00	72,10	157 818	12 415
Novembre	83,60	71,30	181 481	14 206
Décembre	88,90	80,00	169 047	14 132

Source Fininfo

CHAPITRE IV

RENSEIGNEMENTS CONCERNANT L'ACTIVITÉ DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts. Ils sont complétés par les éléments figurant au chapitre VII du présent prospectus.

CHAPITRE V

PATRIMOINE, SITUATION FINANCIÈRE, RÉSULTATS DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts sous réserve des éléments ci-dessous et des informations figurant au chapitre VII. On trouvera ci-après les comptes consolidés au 30 juin 2001 de la Société.

5.1. COMMENTAIRES DES RESULTATS DU PREMIER SEMESTRE 2001

Au cours du premier semestre 2001, l'activité commerciale du Groupe PERNOD RICARD a poursuivi sa croissance, le chiffre d'affaires consolidé enregistrant une hausse globale de +7,4 %. Cette évolution est, en particulier, liée au dynamisme du secteur des vins et spiritueux qui affiche un taux de croissance interne de +11,8 %.

Sur un marché mondial fortement concurrentiel, les marques prioritaires du Groupe PERNOD RICARD (Ricard, Jameson, Havana Club, Jacob's Creek notamment) enregistrent des taux de croissance de 11 % à 25 % par rapport au 1er semestre 2000, témoins de leur important potentiel de développement. La croissance des ventes de Ricard a bénéficié de la constitution de stocks en Espagne, mais elle demeure toutefois prometteuse avec un taux de 5 % sur 12 mois glissants.

Le Groupe PERNOD RICARD a en outre poursuivi ce semestre le renforcement par croissance externe de ses activités, en acquérant 40 % additionnels du capital de la société Agros, portant ainsi sa participation à 77 % du capital, et en prenant le contrôle, à l'issue du processus de privatisation, du Polmos Poznan, réunissant ainsi la propriété de la marque de Vodka Wyborowa.

Le Groupe PERNOD RICARD a également initié son désengagement des activités non stratégiques :

- par la cession, des sociétés Italcanditi et San Giorgio Flavors par la SIAS, ainsi que de différentes entités appartenant à Agros (Pologne),
- par la poursuite du processus de cession au Groupe Cadbury Schweppes, de Yoo-Hoo et d'Orangina Pampryl dont le Comité Central d'Entreprise a approuvé le projet le 23 août dernier,
- par le début des processus de vente de ses filiales de distribution (BWG) et de préparations de fruits (SIAS).

Activité commerciale

Les marques de vins et spiritueux du Groupe PERNOD RICARD ont connu au premier semestre 2001 une progression globale de leurs volumes de +5,2 % par rapport au premier semestre 2000.

En France, sur un marché des spiritueux stable, les marques du Groupe PERNOD RICARD confirment leur dynamisme et gagnent des parts de marché. On peut noter en particulier les croissances des volumes de Ricard (+5,1 %), Pastis 51 (+4,5 %) ou encore Clan Campbell (+17,5 %) et Jameson (+19,0 %).

Sur les autres marchés domestiques européens, les marques Havana Club, Jameson, Clan Campbell, Ramazzotti ou encore Jacob's Creek poursuivent leur expansion à un rythme soutenu. Le gin Larios en revanche a été affecté par une vente à la hausse en 2000 et un conflit avec des grossistes en Espagne.

Aux Etats-Unis, Wild Turkey est en baisse en raison du déstockage de la distribution, alors que Jacob's Creek voit ses volumes augmenter de près de +32 %.

Dans leur ensemble, les volumes de boissons sans alcool (hors Agros) sont en baisse de -5% en particulier à cause du recul d'Orangina (-9 %) et de la relative stabilité de Yoo-Hoo (+1 %).

Dans le secteur des préparations de fruits, le chiffre d'affaires d'Agros croît fortement (hors effet devise +27,6 %) alors que l'activité de SIAS, à périmètre constant, ne progresse que légèrement (+1,7 %) résultat de performances contrastées entre l'Europe (-2,5 %) et le reste du monde (+4,2 %).

Résultats Financiers du Groupe PERNOD RICARD

Le chiffre d'affaires hors droits et taxes ("HDT") s'est établi à 2 189 MEUR, en croissance de + 7,4 % sur le premier semestre 2000.

Après prise en compte des effets de périmètre (-0,2 %) et devises (+ 0,5 %), la croissance interne est de + 7,1 %.

Conséquence des bonnes performances précédemment évoquées, l'activité vins et spiritueux a enregistré une forte croissance: +11,5 % grâce notamment à l'activité hors de France qui progresse de +12,7 %. La Distribution voit par ailleurs son activité progresser au rythme de +16,0 % (+12,6 % à périmètre et taux de change constants), alors que les activités Fruits transformés connaissent une baisse de leur chiffre d'affaires -4,2 % (-2,6 % à périmètre et taux de change constants).

La part du chiffre d'affaires réalisé hors de France a poursuivi ce semestre sa progression passant à 76,1% du chiffre d'affaires consolidé du Groupe PERNOD RICARD.

La marge brute s'élève à 1.030,8 MEUR, en progression de +7,0 %, une croissance légèrement inférieure à celle du chiffre d'affaires imputable à l'évolution du mix des ventes, liée au développement de l'activité Distribution

plus rapide que celui des autres secteurs et, en Europe, au renchérissement du prix de l'alcool partiellement compensé par des hausses de tarifs.

Les frais de commercialisation et de distribution, à 509,9 MEUR, progressent à structure comparable et hors effet devises de +8,7 %, en raison des plans d'investissements publi-promotionnels engagés sur les marques stratégiques du Groupe PERNOD RICARD.

La croissance interne des frais de production et frais généraux a, quant à elle, été contenue sur le semestre à +3,8 %.

En conséquence, le résultat opérationnel augmente de +9,8 % à 181,4 MEUR, toutefois de manière contrastée en fonction des activités :

- l'activité vins et spiritueux voit sa rentabilité opérationnelle croître de +16,2% portant le poids de cette activité à 70% du résultat opérationnel consolidé du Groupe PERNOD RICARD,

- l'activité Fruits transformés est stable,

- en revanche, l'activité Distribution régresse de -6,9 % à 18 MEUR, conséquence des effets négatifs de l'épidémie de fièvre aphteuse au Royaume-Uni et de la modification de la politique des droits sur le tabac.

Les frais financiers sont en baisse sensible à 12,8 MEUR contre 18,2 MEUR en 2000, principalement, en raison d'une hausse des dividendes reçus de la Société Générale par Santa Lina, filiale non cotée de PERNOD RICARD SA, d'une légère diminution de l'endettement moyen et enfin de gains latents de change.

Ainsi, le résultat courant s'établit à 168,6 MEUR, en progression de +14,7 % par rapport à 2000.

Le résultat exceptionnel s'inscrit à -9,6 MEUR, contre -15,8 MEUR en 2000. Il enregistre pour l'essentiel des provisions pour restructuration, essentiellement en France, absorbant les plus-values dégagées par les cessions tant financières qu'opérationnelles.

La charge d'Impôt sur les Sociétés baisse de 1,0 MEUR, principalement en raison de la baisse du taux légal dans différents pays, dont la France de 37,7 % à 36,4 %, de plus-values de cession faiblement taxées ou encore de résultats déficitaires, non générateurs d'économies d'impôts, moins importants qu'au 30 juin 2000.

Le résultat net part du Groupe PERNOD RICARD affiche ainsi une hausse de +29,7 % à 104,7 MEUR.

Résultats de PERNOD RICARD S.A

Les produits d'exploitation de PERNOD RICARD SA, société mère du Groupe PERNOD RICARD, sont essentiellement constitués de redevances qui lui sont versées au titre des

marques concédées et de refacturations d'achats d'espace publicitaire aux filiales. Ils s'élèvent à 35 MEUR contre 33 MEUR au 30 juin 2000.

Le résultat financier atteint 119,0 MEUR contre 63,1 MEUR à fin juin 2000. Cette augmentation s'explique pour l'essentiel par la hausse des produits de participation en provenance des sociétés COMRIE et CFPO.

Le résultat exceptionnel s'élève à +31,8 MEUR contre -1,8 MEUR en 2000. Il s'explique principalement par la plus-value réalisée sur la cession des actions propres (+34,6 MEUR) en contrepartie de la provision pour restructuration du CRPR.

Le résultat net atteint ainsi +137,8 MEUR au 30 juin 2001 contre 59,4 MEUR au 30 juin 2000.

5.2. COMPTES CONSOLIDES SEMESTRIELS AU 30 JUIN 2001

Comptes de Résultat consolidés au 30 juin 2001
(en Millions d'euros)

	30/06/01	30/06/00	31/12/00	30/06/01 vs 30/06/00	
Chiffre d'affaires H.D.T.	**2 189,0**	**2 037,9**	**4 382,0**	**151,1**	**7,4%**
Achats consommés	(1 158,2)	(1 074,6)	(2 293,3)	(83,7)	7,8%
Marge brute	**1 030,8**	**963,4**	**2 088,7**	**67,4**	**7,0%**
Frais de commercialisation et de distribution	(509,9)	(469,1)	(996,9)	(40,8)	8,7%
Frais de production et frais généraux	(339,4)	(329,0)	(670,7)	(10,4)	3,1%
Résultat opérationnel	**181,4**	**165,2**	**421,1**	**16,2**	**9,8%**
Frais financiers	(12,8)	(18,2)	(52,2)	5,4	-29,5%
Résultat courant	**168,6**	**147,0**	**368,9**	**21,6**	**14,7%**
Résultat Exceptionnel	(9,6)	(15,8)	(53,4)	6,2	-39,4%
Impôts sur les sociétés	(41,1)	(42,1)	(97,2)	1,0	-2,4%
Résultat des sociétés mises en équivalence	(0,2)	2,9	2,1	(3,1)	-105,3%
Rés. net av. amortissement des survaleurs	**117,8**	**92,0**	**220,4**	**25,8**	**28,0%**
Amortissement Survaleurs	(11,0)	(10,4)	(20,4)	(0,6)	5,3%
Résultat net	**106,8**	**81,6**	**200,0**	**25,2**	**30,9%**
Droit des Tiers dans le résultat	2,1	0,9	5,0	1,3	146,8%
Droit du Groupe dans le résultat	**104,7**	**80,8**	**195,0**	**23,9**	**29,7%**

résultat par action* (EUR)

résultat courant	2,99	2,61	6,54	0,38	14,7%
résultat net part du Groupe	1,86	1,43	3,46	0,43	29,7%

* Nombre d'actions en 1999, 2000 et 2001 : 56.386.660

Bilans consolidés au 30 juin 2001
(en Millions d'euros)

ACTIF :	30/06/01			31/12/00	31/12/99
	Brut	*Amort*	*Net*	*Net*	*Net*
Actif immobilisé					
Immo. Incorporelles	708,4	74,5	633,8	591,5	548,7
Immo. Corporelles	1 708,6	903,3	805,3	816,1	685,2
Survaleurs	534,0	155,2	378,9	396,0	367,9
Immo. Financières	194,6	13,0	181,6	184,7	313,1
total de l'actif immobilisé	**3 145,5**	**1 146,0**	**1 999,5**	**1 988,3**	**1 914,9**
Actif circulant					
Stocks	1 188,4	22,2	1 166,2	1 072,7	996,4
Créances d'exploitation	1 208,5	72,4	1 136,1	1 238,7	1 088,5
Valeurs mobilières de placement	121,2	4,0	117,2	128,9	150,1
Disponibilités	280,2		280,2	323,6	277,0
total de l'actif circulant	**2 798,3**	**98,6**	**2 699,8**	**2 763,9**	**2 512,0**
Cptes de régularisation Actif	137,3	1,7	135,6	58,9	44,8
Ecart de conversion Actif	2,6		2,6	1,7	0,5
total actif	**6 083,7**	**1 246,3**	**4 837,5**	**4 812,8**	**4 472,2**

Bilans consolidés au 30 juin 2001
(en Millions d'euros)

PASSIF :	30/06/01	31/12/00	31/12/99
Capitaux propres Groupe	**2233,5**	**2 072,2**	**2 061,4**
Dont Résultat Net part Groupe	104,7	195,0	213,2
Intérêts minoritaires	**69,5**	**83,8**	**57,8**
Dont Résultat Tiers	2,1	5,0	7,1
Prov. pour Risques & Charges	136,7	134,7	85,0
Impôt différé passif	3,5	15,5	16,8
Dettes			
Dettes financières	1195,4	1 326,4	1 185,0
Emballages Consignés	14,7	11,5	10,9
Dettes d'exploitation	1047,6	1 070,1	974,6
Dettes diverses	134,5	98,0	77,0
total des dettes	**2392,2**	**2 506,0**	**2 247,4**
Cptes de régularisation Passif	2,3	0,6	3,9
total passif	**4837,5**	**4 812,8**	**4 472,2**

Tableau de financement consolidé au 30 juin 2001
(en millions d'euros)

	30/06/01	**31/12/00**
Résultat net consolidé part du Groupe	104,7	195,0
Résultat net consolidé part des minoritaires	2,1	5,0
Résultat des sociétés mises en équivalence (net des dividendes reçus)	0,2	0,2
Dotation aux amortissements sur immobilisations	55,4	106,6
Dotation aux amortissements des survaleurs	10,6	20,7
Variation des provisions et de l'impôt différé (3)	(5,7)	22,6
Plus-value sur cession d'immobilisations et autres éléments	(7,9)	(1,7)
Capacité d'autofinancement	**159,4**	**348,4**
Diminution (augmentation) du besoin en fonds de roulement (2)	(5,8)	(65,3)
Variation de la trésorerie issue des opérations d'exploitation	**153,6**	**283,1**
Acquisitions d'immobilisations non financières (nettes des cessions)	(38,1)	(155,7)
Acquisitions d'immobilisations financières (nettes des cessions)	83,5	(98,6)
Incidence des variations du périmètre de consolidation (4)	2,2	(46,1)
Variation des créances et des dettes sur immobilisations	(8,9)	12,1
Variation de la trésorerie issue des opérations d'investissement	**38,7**	**(288,3)**
Augmentation de capital	-	-
Dividendes versés	(107,5)	(107,9)
Variation de la trésorerie issue des opérations de financement	**(107,5)**	**(107,9)**
Incidence des écarts de conversion	(9,0)	(2,8)
Variation de l'endettement net	**75,9**	**(115,9)**
Endettement net à l'ouverture de l'exercice	(873,9)	(758,0)
Endettement net à la clôture de l'exercice (1)	(798,0)	(873,9)

Notice sur la présentation du tableau de financement :

1) La variation de l'endettement net se compose de la variation des emprunts, des dettes financières et de la trésorerie. L'endettement net se décompose comme suit :

En millions d'euros	01/07/01	01/01/01
Emprunts et dettes financières	(1 195,4)	(1326,4)
Valeurs mobilières de placement	117,2	128,9
Disponibilités	280,2	323,6
Endettement net d'ouverture	**(798,0)**	**(873,9)**

2) La variation du BFR (calculée nette des provisions pour actifs circulants) se décompose comme suit :

En millions d'euros	30/06/01	31/12/00
Stocks nets	*(61,2)*	10,6
Créances d'exploitation nettes	99,1	(90,4)
Dettes d'exploitation	(20,1)	46,5
Autres	(23,6)	(32,0)
Total	**(5,8)**	**(65,3)**

3) A l'exclusion des provisions pour actifs circulants prises en compte dans la variation du BFR :

En millions d'euros	30/06/01	31/12/00
Variation des provisions sur actifs circulants	(0,6)	3,5

4) L'incidence des variations du périmètre de consolidation correspond à la cession des sociétés Italcanditi et San Giorgio Flavors ainsi qu'à l'acquisition de titres de la société Agros

Variation des capitaux propres au 30 juin 2001
(en Millions d'euros)

Capitaux propres au 31 décembre 1999	**2 061,4**
Dividendes distribués	(86,0)
Titres auto détenus	(95,2)
Variation de l'écart de conversion	2,1
Changement méthode comptable	2,0
Effet devise	11,5
Précompte	(12,8)
Autres mouvements	(5,8)
Résultat de la période	195,0
Capitaux propres au 31 décembre 2000	**2 072,2**
Dividendes distribués	(84,6)
Titres auto détenus	100,1
Variation de l'écart de conversion	(0,7)
Effet devise*	60,3
Précompte	(19,3)
Autres mouvements	0,7
Résultat de la période	104,7
Capitaux propres au 30 juin 2001	**2 233,5**

* L'effet devise s'explique essentiellement par la hausse du dollar sur le premier semestre 2001 et dans une moindre mesure par la hausse du zloty polonais, de livre anglaise et du dollar australien.

NOTE 1 - PRINCIPES ET METHODES COMPTABLES

Les principes et méthodes comptables appliqués pour l'arrêté des comptes au 30 juin 2001 sont sans changement par rapport à ceux appliqués pour l'établissement des comptes consolidés au 31 décembre 2000, et sont donc conformes au référentiel 99-02. Il n'y a pas eu de modification des principes comptables au cours du premier semestre de l'exercice 2001.

NOTE 2 - PERIMETRE DE CONSOLIDATION

Le périmètre de consolidation retenu pour le premier semestre 2001 diffère de celui du premier semestre 2000 du fait des opérations suivantes :

Changements de périmètre liés à l'exercice 2001 :

- Dans le secteur des fruits transformés : cession des sociétés italiennes Italcanditi (janvier 2001) et San Giorgio Flavors (juin 2001) et vente de certains actifs appartenant à Agros (Pologne)

- Dans le secteur des vins et spiritueux : arrêt de la mise en équivalence de la société Simeon Wines (Australie) en raison de la perte de l'influence notable.

Changements de périmètres liés à l'exercice 2000 :

- Impact de l'acquisition de AR Daunts (activité Distribution) consolidée à partir d'avril 2000.

- Impact de la consolidation d'United Agencies Limited (consolidée pour la première fois lors de la clôture des comptes au 31 décembre 2000).

L'impact des changements de périmètre de consolidation sur le chiffre d'affaires et le résultat opérationnel se décompose comme suit :

	En millions d'euros	%
Chiffre d'affaires 30 juin 2000	**2 037,9**	
Croissance interne	144,3	+7,1%
Variation des devises	11,5	+0,6%
Variation du périmètre	(4,8)	-0,2%
Chiffre d'affaires 30 juin 2001	**2 189,0**	**+7,4%**

	En millions d'euros	%
Résultat opérationnel 30 juin 2000	**165,2**	
Croissance interne	16,4	+9,9%
Variation des devises	(1,2)	-0,7%
Variation du périmètre	1,1	+0,6%
Résultat opérationnel 30 juin 2001	**181,4**	**+9,8%**

NOTE 3 - RESULTAT FINANCIER

En millions d'euros	*30/06/01*	*30/06/00*	*31/12/00*
Frais financiers nets	(29,9)	(31,8)	(69,8)
Produits de participation	14,9	11,9	15,4
Gains de change et autres	2,1	1,6	2,2
TOTAL	**(12,8)**	**(18,2)**	**(52,2)**

NOTE 4 - CHARGES ET PRODUITS EXCEPTIONNELS NETS

En millions d'euros	*30/06/01*	*30/06/00*	*31/12/00*
Plus-values nettes sur cessions d'actifs et de titres	26,8	1,2	2,3
Charges de restructuration	(31,5)	(10,1)	(23,9)
Autres	(4,9)	(6,9)	(31,8)
TOTAL	**(9,6)**	**(15,8)**	**(53,4)**

Au 30 juin 2001, le résultat exceptionnel provient principalement :

- De la plus-value nette sur la cession de San Giorgio Flavors (23,0 MEUR) ;
- Des frais de restructuration chez Pernod (11,1 MEUR) et Ricard (13,2 MEUR).

NOTE 5 - IMMOBILISATIONS INCORPORELLES ET SURVALEURS

Les immobilisations incorporelles qui figurent à l'actif du Bilan au 30 juin 2001 sont principalement constituées de marques.

La valeur des marques acquises est déterminée en fonction du secteur d'activité de la Société et de l'importance de leur diffusion internationale.

La valeur d'inventaire est estimée à partir des profits futurs que peut générer la marque concernée.

La variation des postes immobilisations incorporelles et survaleur entre le 31 décembre 2000 et le 30 juin 2001 résulte essentiellement des opérations de croissance externe, en particulier celles réalisées par la société Agros (Pologne).

Le Groupe PERNOD RICARD n'est dépendant d'aucun brevet ou licence spécifique.

NOTE 6 - AMORTISSEMENT DES SURVALEURS

En millions d'euros	*30/06/01*	*30/06/00*	*31/12/00*
Amortissement de survaleurs	(11,0)	(10,4)	(20,4)

NOTE 7 - IMMOBILISATIONS CORPORELLES

En millions d'euros	*30/06/01*			*31/12/00*	*31/12/99*
	Valeur brute	*Amortissement et provisions*	*Valeur nette*	*Valeur nette*	*Valeur nette*
Terrains	66,0	(3,0)	63,1	62,6	59,0
Constructions	466,8	(204,3)	262,5	274,8	239,3
Installations techniques, matériel et outillage	904,0	(559,8)	344,3	343,3	283,0
Autres immobilisations corporelles	216,4	(136,0)	80,4	79,5	72,0
Immobilisations corporelles en cours	53,5	(0,3)	53,3	55,3	30,1
Avances et acomptes	1,8		1,8	0,6	1,8
TOTAL	**1 708,6**	**(903,3)**	**805,3**	**816,1**	**685,2**

Les investissements annuels au premier semestre 2001 atteignent environ 38,1 millions d'euros nets des cessions.

NOTE 8 - IMMOBILISATIONS FINANCIERES

En millions d'euros	*30/06/01*			*31/12/00*	*31/12/99*
	Valeur brute	*Provisions*	*Valeur nette*	*Valeur nette*	*Valeur nette*
Titres mis en équivalence	5,3		5,3	19,5	42,4
Autres titres de participations	157,0	(11,9)	145,1	131,4	216,2
Créances sur participations	16,4	(0,7)	15,7	19,0	38,5
Autres	15,9	(0,3)	15,5	14,8	16,1
TOTAL	**194,6**	**(13,0)**	**181,6**	**184,7**	**313,1**

La diminution du poste Titres mis en équivalence est liée à l'arrêt de la mise en équivalence de la participation dans la société Simeon Wines (Australie).

Les autres titres de participation comprennent principalement les titres Société Générale (87,5 MEUR, pour 1,1 % du capital), SIFA (6,2 MEUR pour 44,85% du capital) et Simeon Wines (14,1 MEUR, pour 13,35% du capital).

Ces titres sont valorisés à leur coût historique. Au 30 juin 2001, la valeur de réalisation de ces titres est supérieure à leur valeur nette comptable.

NOTE 9 - STOCKS ET EN-COURS

La répartition des stocks et en-cours en valeur nette est la suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Matières premières	168,3	166,8	137,5
En-cours de biens	656,9	600,0	556,0
Stocks de marchandises	176,9	174,3	179,1
Produits finis	164,1	131,6	123,8
TOTAL	**1166,2**	**1072,7**	**996,4**

Le Groupe PERNOD RICARD ne connaît pas de dépendance significative vis à vis de ses fournisseurs.

NOTE 10 - PROVISIONS POUR RISQUES ET CHARGES

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Provisions pour indemnités de départ à la retraite	37,1	34,3	30,8
Provisions pour risques	99,6	100,4	54,2
TOTAL	**136,7**	**134,7**	**85,0**

Les provisions pour risques correspondent à des provisions pour risques fiscaux et sociaux à hauteur de 14,6 MEUR, des provisions pour litiges avec tiers à hauteur de 10,0 MEUR, des provisions pour restructuration à hauteur de 49,1 MEUR (essentiellement chez Pernod et Ricard), le solde étant principalement constitué de provisions pour risques divers.

Il n'existe pas à notre connaissance de fait ou de litige qui pourrait affecter de façon significative les résultats, la situation financière ou le patrimoine du Groupe PERNOD RICARD.

NOTE 11 - IMPÔT SUR LES BENEFICES

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Impôt exigible	(53,1)	(98,5)	(87,5)
Impôt différé	12,0	1,3	(5,3)
TOTAL	**(41,1)**	**(97,2)**	**(92,8)**

Les impôts différés sont calculés selon la méthode du report variable. Au bilan, ils se décomposent de la manière suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Impôt différé actif	(68,3)	(57,5)	(52,3)
Impôt différé passif	71,8	73,0	69,1
Impôt différé passif net au bilan	**3,5**	**15,5**	**16,8**

NOTE 12 - DETTES FINANCIERES

La répartition des dettes financières par date d'exigibilité est la suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Court terme (moins de 1 an)	1053,4	1065,1	1070,6
Dont concours bancaires	911,0	991,5	885,7
Moyen terme (de 1 à 5 ans)	62,1	154,1	105,7
Long terme (plus de 5 ans)	80,0	107,2	8,7
TOTAL	**1195,4**	**1326,4**	**1185,0**

La part de la dette du Groupe PERNOD RICARD libellée en devises autres que les devises de la zone euro représente environ 25% du total (la dette libellée en AUD représente 14% du total).

Le 20 mars 1992, PERNOD RICARD S.A. a procédé à l'émission, hors de France, d'un emprunt obligataire sous forme de Titres Subordonnés à Durée Indéterminée pour un montant nominal de 61,0 millions d'euros.

Les TSDI sont qualifiés de "reconditionnés", par suite de la conclusion avec une société tierce d'une convention concomitante à l'émission.

La dette nette au 30 juin 2001 (soit 25,5 millions d'euros) a été incluse dans le poste "dettes financières". Ce montant correspond au nominal de l'émission duquel a été déduite une indemnité initialement versée et capitalisée depuis l'émission.

Les emprunts n'ont donné lieu à constitution d'aucune sûreté ou hypothèque autre que les garanties données par PERNOD RICARD S.A. qui sont détaillées dans la note 13.

NOTE 13 - ENGAGEMENTS FINANCIERS

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
ENGAGEMENTS DONNES			
Crédit-bail	46,6	25,2	18,2
Cautions et garanties	264,9	284,9	176,5
Engagements d'achat aux fournisseurs et autres	8,0	21,4	23,0

La caution donnée à la Société Générale par PERNOD RICARD S.A. afin de contre-garantir les obligations (loan notes) émises pour financer en partie l'acquisition du Groupe IRISH DISTILLERS et garanties en principal par la Société Générale, a été réduite à 0,1 MEUR au 31 décembre 2000. Le montant de la garantie est inchangé au 30 juin 2001.

En 1994, PERNOD RICARD S.A. s'est porté garant à hauteur de 40 millions de livres sterling des sommes pouvant être dues par les sociétés BWG Foods et BWG NI au titre d'un emprunt et de contrats de swap souscrits par ces sociétés. Au 30 juin 2001, le solde restant dû et pour lequel PERNOD RICARD S.A. s'est porté garant s'élève à 24,3 millions de livres sterling.

En 1998, PERNOD RICARD S.A. s'est porté garant au titre d'emprunts contractés par ses filiales, notamment Santa Lina et PR Finance S.A. Au 30 juin 2001, le montant garanti pour Santa Lina s'élève à 45,7 MEUR et à 30,1 MEUR pour PR Finance S.A.

En 2000, PERNOD RICARD s'est porté garant de sa filiale BWG au titre d'emprunts bancaires dont le solde restant dû s'élève à 57,0 millions de livres sterling.

NOTE 14 - CONTRATS DE GARANTIE DE TAUX ET DE CHANGE

Le Groupe PERNOD RICARD dispose d'un portefeuille de contrats de garantie de taux qui représente au 30 juin 2001 un montant total de 345 MEUR se décomposant comme suit :

Société	*Contrat*	*Echéance*	*Assiette*	*Garanties*
PR Finance	Swap taux fixe	Janvier 2003	45 MEUR	5%
PR Finance	Swap taux fixe	Mai 2005	50 MEUR	5,35 %
PR Finance	Swap taux fixe	Août 2005	100 MEUR	5,43%
PR Finance	Cap et Floor	Mai 2005	150 MEUR	4,7 %*

* La combinaison de l'achat d'un Cap et la vente d'un Floor garanti à PR Finance un taux d'emprunt maximum de 4,7% tant que l'Euribor 3 mois est inférieur à 7%.

La partie à taux variable des dettes financières du Groupe PERNOD RICARD, après couverture, représente approximativement 54 % du total.

Les engagements contractés par le Groupe PERNOD RICARD sur des contrats de change ne sont pas significatifs au 30 juin 2001.

NOTE 15 - EFFECTIFS MOYENS ET FRAIS DE PERSONNEL

Les effectifs moyens au 30 juin 2001 s'élèvent à 18 989 personnes contre 20 679 personnes au 31 décembre 2000 et 13 855 personnes au 31 décembre 1999. La diminution des effectifs est essentiellement liée aux opérations de cession. Ces effectifs sont calculés en moyenne annuelle et tiennent compte de personnels intérimaires.

Les frais de personnel se sont élevés à 306,4 MEUR au 30 juin 2001 contre 300,0 MEUR au 30 juin 2000 et 611,1 MEUR au 31 décembre 2000. Ces chiffres incluent, outre les charges de personnel intérimaire, l'intéressement et les taxes sur les salaires.

NOTE 16 - INFORMATIONS PAR SECTEUR D'ACTIVITE

VINS ET SPIRITUEUX FRANCE

Volumes commercialisés	*30/06/01*	*30/06/00*	*31/12/00*
(en millions de litres)	**51**	**48**	**100**

(En millions d'euros)	*30/06/01*	*30/06/00*	*31/12/00*	*Variation 30/06/01 vs 30/06/00*
Chiffre d'affaires HDT	**262,5**	**240,8**	**509,8**	**9,0%**
Achats consommés	(47,0)	(40,3)	(92,4)	16,6%
Marge brute	**215,5**	**200,5**	**417,4**	**7,5%**
Frais de commercialisation et de distribution	(124,0)	(114,7)	(236,4)	8,2%
Frais de production et frais généraux	(43,9)	(42,9)	(85,7)	2,3%
Résultat opérationnel	**47,6**	**43,0**	**95,3**	**10,7%**

VINS ET SPIRITUEUX ETRANGER

Volumes commercialisés	*30/06/01*	*30/06/00*	*31/12/00*
(en millions de litres)	**132**	**126**	**288**

(En millions d'euros)	*30/06/01*	*30/06/00*	*31/12/00*	*Variation 30/06/01 vs 30/06/00*	*Hors effet devise*
Chiffre d'affaires HDT	**580,7**	**515,1**	**1 249,8**	**12,7%**	**13,2%**
Achats consommés	(186,6)	(175,3)	(426,5)	6,4%	
Marge brute	**394,1**	**339,8**	**823,3**	**16,0%**	
Frais de commercialisation et de distribution	(200,4)	(172,8)	(399,7)	16,0%	
Frais de production et frais généraux	(115,0)	(101,3)	(217,1)	13,5%	
Résultat opérationnel	**78,7**	**65,7**	**206,5**	**19,7%**	**21,6%**

Note : L'effet devise correspond à l'impact des variations de devise sur la conversion des comptes des filiales étrangères.

PREPARATIONS ET BOISSONS AUX FRUITS

(En millions d'euros)	*30/06/01*	*30/06/00*	*31/12/00*	*Variation 30/06/01 vs 30/06/00*	*Hors effet devise*
Chiffre d'affaires HDT	**670,8**	**699,8**	**1 360,0**	**-4,2%**	**-7,3%**
Achats consommés	(327,6)	(350,7)	(670,5)	-6,6%	
Marge brute	**343,2**	**349,1**	**689,5**	**-1,7%**	
Frais de commercialisation et de distribution	(139,4)	(139,7)	(272,7)	-0,3%	
Frais de production et frais généraux	(166,6)	(172,1)	(342,3)	-3,2%	
Résultat opérationnel	**37,2**	**37,3**	**74,5**	**-0,3%**	**-1,2%**

Note : L'effet devise correspond à l'impact des variations de devise sur la conversion des comptes des filiales étrangères.

DISTRIBUTION

(En millions d'euros)	*30/06/01*	*30/06/00*	*31/12/00*	*Variation 30/06/01 vs 30/06/00*	*Hors effet devise*
Chiffre d'affaires HDT	**675,0**	**582,2**	**1 262,5**	**16,0%**	**17,3%**
Achats consommés	(597,0)	(508,1)	(1 104,0)	17,5%	
Marge brute	**78,0**	**74,0**	**158,5**	**5,4%**	
Frais de commercialisation et de distribution	(46,2)	(42,0)	(88,2)	9,9%	
Frais de production et frais généraux	(13,9)	(12,7)	(25,6)	9,3%	
Résultat opérationnel	**18,0**	**19,3**	**44,7**	**-6,9%**	**-5,5%**

Note : l'effet devise correspond à l'impact des variations de devises sur la conversion des comptes des filiales étrangères.

ACTIF IMMOBILISE PAR SECTEUR D'ACTIVITE

en millions d'euros	*30/06/01*
Vins et Spiritueux	1 347,4
Sans Alcool	465,7
Distribution	186,4
Total Actif Immobilisé	**1 999,5**

NOTE 17 - LISTE DES PRINCIPALES SOCIETES CONSOLIDEES

Sociétés	*Siège*	*% d'intérêt* 30/06/01	*% d'intérêt* 31/12/00	*Méthode de consolidation*	*Numéro Siren*
Pernod Ricard S.A.	142, boulevard Haussmann, 75379 Paris Cedex 08	Société mère	Société mère		582 041 943
PR Finance	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	349 785 238
Ricard	4 et 6, rue Berthelot, 13014 Marseille	100	100	I.G.	303 656 375
- Renault Bisquit	Domaine de Lignères, 16170 Rouillac	100	100	I.G.	905 420 170
- Galibert & Varon	Lignères, 16170 Rouillac	99.98	99.98	I.G.	457 208 437
Pernod	120, avenue du Maréchal Foch, 94015 Créteil	100	100	I.G.	302 208 301
- Cusenier	142, boulevard Haussmann, 75008 Paris	100	100	I.G.	308 198 670
- Crus et Domaines de France	23, parvis des Chartrons, 33074 Bordeaux	100	100	I.G.	384 093 290
Pernod Ricard Europe Wines & Spirits	2 rue de Solférino, 75340 Paris Cedex 07	100	100	I.G.	302 453 592
- Alvita (République Tchèque)	Kancelar Praha, AMERICKA 11, 120 00 Praha 2	100	100	I.G.	
- PR Larios (Espagne)	Calle César Vallejo, 24 (Poligono Industrial Guadalhorce), 29004 Malaga	100	100	I.G.	
- Perisem (Suisse)	44, route de St-Julien, 1227 Carouge, Genève	100	100	I.G.	
- Ramazzotti (Italie)	Corso Buenos Aires, 54, 20124 Milano	100	100	I.G.	
- Somagnum (Portugal)	Avenida de Foste 4, 2795 Carnaxide	95.5	95.5	I.G.	
- PR Deutschland (Allemagne)	Schloss Strasse 18-20, 56068 Koblenz	100	100	I.G.	
- PR Austria (Autriche)	Bruennerstrasse 73, 1210 Wien	100	100	I.G.	
- PR Nederland (Pays-Bas)	De Kroonstraat 1, 5048 AP Tilburg	100	100	I.G.	
- Epom (Grèce)	L, Anthousas av., 15344 Pallini, ATTIKI	95	95	I.G.	
- PR Belux (Belgique)	104/106 rue Emile Delvastraat, 1020 Bruxelles	100	100	I.G.	
- PR Rouss (CEI)	Setchenovski Per 7-1, 119034 Moscou	100	100	I.G.	
- PR Sweden AS (Suède)	Box 6703, Ynglingagatan 18, Box 2752, 11385 Stockholm	100	100	I.G.	
- Brand Partners A/S (Norvège)	PO Box 2752, Meltzersgt 4, 0204 Oslo	50	50	I.G.	
- World Brands Denmark A/S (Danemark)	Homemansgate 36 A, PO Box 861, 2100 Copenhagen 0	100	100	I.G.	
- World Brands Finland O/Y (Finlande)	Salomonkatu 17 A 3 rd Floor, 00100 Helsinki	100	100	I.G.	
PR Asia	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	410 241 814
- Pernod Ricard Japan K.K. (Japon)	5F Sumitomo Fudosan Idabashi Bldg, 2-3-21Koraku, Bunkyo-ku, Tokyo 112-0004 Japan	100	100	I.G.	
- Casella Far East Ltd. (Hong Kong)	1007-8 New Kowloon Plaza - 38 Tai Kok Tsui Road, Kowloon, Hong Kong	100	100	I.G.	
- Beijing Pernod Ricard Winery (Chine)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	65	65	M.E.E.	
- Dragon Seal (Chine)	N°2 Yu Quan Road, Western Suburb, Beijing 100039	53	53	M.E.E.	
- Casella Taïwan (République de Chine)	10F -2 No 191, Fu Hsin North Road, Taipei, Taiwan ROC	100	100	I.G.	
- Perithaï (Thaïlande)	2533 Sukhumvit Rd, Bangchack Praekhanong, Bangkok 10250	100	100	I.G.	
- PRK Distribution Ltd (Corée)	18 F Samjung Building, 701-2 Yeoksam-dong, Kangnam-ku, Seoul, Korea 135-080	100	100	I.G.	
- Perising Pte Ltd (Singapour)	60B, Martin Road, # 05-07/08 Trade Mart, Singapour	100	100	I.G.	

PR Americas	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	410 239 792
- PR Argentina (Argentine)	Lima 229 - 4e - 1073 Buenos Aires	100	100	I.G.	
- PR Brasil (Brésil)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	I.G.	
- Pramsur (Uruguay)	Rua Iguatemi, 192-14 Andar, Conj 144, 01451-010, Sao Paulo-SP, Brazil	100	100	I.G.	
- PRC Diffusion (Caraïbes)	Z.I. Californie, Immeuble Synergie, Centre d'affaires, 97232 Le Lamentin	100	100	I.G.	390 984 912
- PR Canada (Canada)	2155 Onesime Gagnon, Lachine, Québec H8T3M7	100	100	I.G.	
- PR Colombia (Colombie)	Avenida 13, 100-34 Of 503, 1012 Santa Fe de Bogota	100	100	I.G.	
- El Muco Bebidas (Venezuela)	Apartado postal 62249, Avenida Principal los Cortijos de Lourdes, Caracas, Venezuela	100	100	I.G.	
- PR Mexico (Mexique)	Homero 440, despacho 401, Col. Polanco, C.P. 11560 Mexico DF	100	100	I.G.	
- PR Chile (Chili)	Las Urbinas 81, Oficina 1 A, Providencia, Santiago, Chile	100	100	I.G.	
- Austin Nichols (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
- Boulevard Distillers (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
- Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	100	100	I.G.	
World Brands Duty Free (Grande-Bretagne)	924, Great West Road, Brentford, Middlesex TW8-9DY	100	100	I.G.	
Compagnie Financière CSR	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	552 024 275
Pampryl	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	035 680 016
CSR SA	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	I.G.	321 875 007
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	94.8	94.8	I.G.	
Campbell Distillers (Grande-Bretagne)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
- White Heather Distillers (G.B.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
- Aberlour Glenlivet Distillery (G.B.)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	I.G.	
- Caxton Tower (G.B.)	4 Harlequin Ave., Brentford, Middlesex TW8 9EW	100	100	I.G.	
Santa Lina	2, rue de Solférino, 75007 Paris	100	100	I.G.	045 920 105
SIAS-MPA	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	I.G.	436 380 521
- SIAS-France	17, avenue du 8-mai-1945, 77295 Mitry-Mory	100	100	I.G.	341 826 006
- Ramsey Laboratories (USA)	6850 Southpointe Parteway, Brecksville, Ohio 44141	100	100	I.G.	
- Flavors From Florida (USA)	203 Bartow Municipal Airport, Bartow, Florida 33830-9599	100	100	I.G.	
- DSF Gmbh (Allemagne)	Lilienthalstrasse 1, D.78467 Konstanz	60	60	I.G.	
- SIAS Port (Mexique)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	I.G.	
- SIAS Mex (Mexique)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	I.G.	
- SIAS Australia (Australie)	CNR George Downs Drive & Wisemans Ferry Road, Central Mangrove, NSW 2250	100	100	I.G.	
- SIAS Korea (Corée)	77-1 Kanak-Dong, Songpa-Ku, Séoul	95.6	95.6	I.G.	
- SIAS Foods UK Ltd (Grande-Bretagne)	Oakley Hay Lodge, Great Fold Road, Corby NN 18 AS	100	100	I.G.	
- SIAS (Dachang) Foods Ingredient co.Ltd	1707 Room, AMEC Plaza, No.2 Dong San Huan Nan Road, Chao Yang District, P.C 100022, Beijing, Rep.Pop de chine	70	70	I.G.	
- YB SIAS GmbH (Autriche)	A-3363 Kröllendorf	50	50	I.G.	
- SIAS Polska (Pologne)	UL. Lawska 2, 07-410 Ostroeka	93.1	93.1	I.G.	
- SIAS Regional (Argentine)	Lima 229, 3° Piso, (CP 1073) Capital Federal, Buenos Aires	67	67	I.G.	
- SIAS Bohemia (République Tchèque)	Pohorska 290, Kaplice, République Tchèque	100	100	I.G.	
- South Pacific Foods (Fidji)	POB 80, Nayama Road, Sigatoka, Fidji Islands	100	100	I.G.	
- SIAS Flavo Food (Afrique du Sud)	10 Brigid Road, Diep River, 7945 Cape Town	75	75	I.G.	
- Italcanditi (Italie)	Via Cavour, 10, 24066 Pedrengo (BG)	*	54.3	I.G.	
- San Giorgio Flavors (Italie)	Via Fossata 114, 10147 Torino	*	100	I.G.	

Compagnie Financière des Produits Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	56 801 254
- Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	56 807 0764
- Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	100	100	I.G.	382 255 016
- Orangina France	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	95.4	95.4	I.G.	056 807 076
- L'Igloo	7, Première Avenue, 13127 Vitrolles	50	50	M.E.E.	085 720 217
- The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	I.G.	404 907 941
Comrie Plc (Irlande)	61 Fitzwilliam Square, Dublin 2 (siège statutaire)	100	100	I.G.	
Irish Distillers Group Ltd (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
- Irish Distillers Limited (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
- *Old Bushmills Distillery Co Ltd (Irlande du Nord)*	*Distillery Road, Bushmills, Co Antrim BT57 BXH*	*100*	*100*	I.G.	
- Fitzgerald & Co. Ltd (Irlande)	11-12 Bow Street, Dublin 7	100	100	I.G.	
- Dillon Bass Limited (Irlande du Nord)	Distillery Road, Bushmills, Co Antrim BT57 BXH	63	63	I.G.	
-Watercourse Distillery Ltd (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
-BWG Limited (Irlande)	Bow Street Distillery, Smithfield, Dublin 7	100	100	I.G.	
- BWG Foods Limited (Irlande)	Greenhills Road, Walkinstown, Dublin 12	100	100	I.G.	
-BWG (NI) Limited (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
- J&J Haslett Ltd (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
- *Lurgan Cash & Carry Ltd (Irlande du Nord)*	*20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR*	*100*	*100*	I.G.	
- W.G. Windrum Son & Co Ltd (Irlande du Nord)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	I.G.	
- Appleby Westward Group Plc (G.B.)	Bridge House, 48-52 Balddwin Street, Bristol	100	100	I.G.	
- Bellevue Cash & Carry Ltd (G.B.)	30 Mc Donald Place, Edinburgh EH7 4NH, Scotland	100	100	I.G.	
- Goodwins of Hanley Ltd (G.B.)	Speedwell Road, Parkhouse East, Newcastle-under-Lyme, Staffordshire ST5 7RG	100	100	I.G.	
- T&A Symonds Ltd (G.B.)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	I.G.	
-E.V Saxton & Sons Ltd (G.B)	Victor House, Bay Manor Lane, West Thurrock, Essex RM20 3LL	100	100	I.G.	
- A.R. Daunt & Co. Limited (G.B.)	Ardon House, Churchill Park, Colwick, Nottingham NG4 2HF	100	100	I.G.	
-Bargain Booze Ltd	Millauck Way, Sandbach, Chehire CW11 3YA	100	100	I.G.	
- *Pernod Ricard South Africa Ldt (Afrique du Sud)*	*19 Herold Street, Stellenbosch 7600*	100	100	I.G.	
Pernod Ricard Australia (Australie)	33 Exeter Terrace, Devon Park SA 5008, Australia	100	100	I.G.	
- Orlando Wyndham Group Pty Limited	33 Exeter Terrace, Devon Park SA 5008, Australia	97.9	97.9	I.G.	
- Two Dogs	9b Glen Osmond Road, Eastwood, Australia	100	100	I.G.	
- Simeon Wines	170 Greenhill Road Parkside SA 5063, Australia	**	13,35	I.G.	
- Orlando Wyndham New Zealand Limited	11 Anzac Street, Takapuna, Auckland, New Zealand	100	100	I.G.	
-Yerevan Brandy Company	2, Admiral Isakov Avenue, Yerevan 375082, Republic of Armenia	100	100	I.G.	
-Agros	UL. Chalubinskiego 8 00-613 Warszawa, Poland	77.35	37	I.G.	
-United Agencies Limited	75 - 76 Adchini 2F Sri Aurobindo Marg. New Delhi, India	100	100	I.G.	

I.G. : Intégration globale
M.E.E. : Mise en équivalence

* Sociétés cédées au 1er semestre 2001
** La société Simeon Wines n'est plus consolidée à compter du 01/01/01.

5.3. COMPTES PRO FORMA PERNOD RICARD APRES DECONSOLIDATION DES FILIALES ORANGINA PAMPRYL ET YOO-HOO

La cession par le Groupe PERNOD RICARD des filiales Orangina Pampryl et Yoo-Hoo est développée au § 7.1.2.1. de la présente note d'opération.

Comptes de Résultat consolidé pro forma au 30 juin 2001
après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo
(en Millions d'euros)

	30/06/01	30/06/00	31/12/00	30/06/01 vs 30/06/00	
Chiffres d'affaires hors droits et taxes (H.D.T)	1 976,2	1 816,5	**3 966,6**	159,7	8,8%
Achats consommés	-1 098,0	-1 008,9	-2 180,1	-89,0	8,8%
Marge brute	**878,2**	**807,6**	**1 786,5**	**70,6**	**8,7%**
Frais de commercialisation et de distribution	-421,5	-379,9	-821,6	-41,5	10,9%
Frais de production et frais généraux	-290,1	-281,3	-579,0	-8,8	3,1%
Résultat opérationnel	**166,7**	**146,3**	**386,0**	**20,3**	**13,9%**
Résultat financier	-1,2	-10,2	-44,1	9,0	-88,6%
dont dividendes reçus des fililales cédées et non consolidées dans les comptes Pro Forma (1)	*11,3*	*7,9*	*7,9*	*3,4*	*42,8%*
Résultat courant	**165,5**	**136,1**	**341,8**	**29,4**	**21,6%**
Résultat exceptionnel	-9,2	-15,5	-27,2	6,3	-40,5%
Impôts sur les sociétes	-37,8	-37,6	-99,2	-0,2	0,6%
Résultat des sociétés mises en équivalence	-0,2	2,9	2,1	-3,1	-106,4%
Résultat net avant amortissement des survaleurs	**118,3**	**86,0**	**217,6**	**32,4**	**37,7%**
Amortissement des survaleurs	-10,1	-9,7	-18,9	-0,5	4,8%
Résultat net	**108,2**	**76,3**	**198,7**	**31,9**	**41,8%**
Droit des tiers dans le résultat	2,1	0,7	4,9	1,4	196,9%
Droit du Groupe dans le résultat	**106,1**	**75,6**	**193,8**	**30,5**	**40,4%**
(1)					
dont dividendes versés par CECO à CFPO	*11,3*	*6,5*	*6,5*	*4,8*	*74,0%*
dont dividendes versés par Orangina France à CFPO	*0,0*	*1,4*	*1,4*	*-1,4*	*-100,0%*
dont dividendes versés par Yoo Hoo à Anco	*0,0*	*0,0*	*0,0*	*0,0*	*na*
	11,3	*7,9*	*7,9*	***3,4***	***42,8%***

Bilans consolidés pro forma au 30 juin 2001
après déconsolidation des filiales Orangina, Pampryl et Yoo-Hoo
(en Millions d'euros)

ACTIF :	30/06/01			31/12/00	31/12/99
	Brut	Amort	Net	Net	Net
Actif immobilisé					
Immobilisations Incorporelles	676,3	73,3	603,0	565,1	504,9
Immobilisations Corporelles	1 510,4	777,8	732,6	746,9	626,7
Survaleurs	477,3	160,0	317,3	337,5	327,3
Immobilisations financières (1)	377,0	12,3	364,6	358,0	446,8
Total de l'actif immobilisé	**3 041,0**	**1 023,5**	**2 017,5**	**2 007,6**	**1 905,6**
Actif Circulant					
Stocks	1 138,8	21,7	1 117,1	1 033,6	957,0
Créances d'exploitation	1 097,8	70,2	1 027,6	1 157,6	1 035,0
dont comptes courants avec les filiales cédées	*29,0*		*29,0*	*19,0*	
Valeur mobilières de placement	121,1	4,0	117,2	128,8	150,1
Disponibiltés	274,3	0,0	274,3	321,9	275,5
Total de l'actif circulant	**2 632,0**	**95,8**	**2 536,2**	**2 641,9**	**2 417,6**
Comptes de régularisation Actif	**134,9**	**1,7**	**133,2**	**55,9**	**40,5**
Ecart de conversion actif	**2,5**	**0,0**	**2,5**	**1,6**	**0,5**
Total Actif	**5 810,3**	**1 121,0**	**4 689,4**	**4 707,0**	**4 364,2**

(1) dont les titres cédés non consolidés dans les Pro Formas (ces titres sont présentés en valeur historique)			
Titres Orangina Pampryl détenus par CFPO	*33,9*	*33,9*	*33,9*
Titres Orangina Pampryl détenus par PRSM	*17,7*	*17,7*	
Titres Orangina Pampryl détenus par Pampryl SA	*11,8*	*11,8*	
Titres CECO détenus par CFPO	*9,3*	*9,3*	*9,3*
Titres Ulti détenus par Pampryl SA	*1,6*	*1,6*	*1,6*
Titres Yoo Hoo détenus par Anco (soit 93,3 MUSD)	*110,0*	*100,2*	*92,8*
	184,3	***174,5***	***137,6***

Bilans consolidés pro forma au 30 juin 2001
après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo
(en Millions d'euros)

PASSIF :	30/06/01	31/12/00	31/12/99
Capitaux propres Groupe	**2 212,1**	**2 051,9**	**2 036,7**
dont résultat Net part du Groupe	106,1	193,8	192,3
Intérêts minoritaires	**63,8**	**78,2**	**56,6**
dont résultat Tiers	2,1	4,9	7,0
Provisions pour Risques & Charges	**131,7**	**130,2**	**80,9**
Impôt différé passif	**0,5**	**12,8**	**13,6**
Dettes			
Dettes financières	1 193,9	1 325,9	1 181,7
Emballages Consignés	5,9	5,4	4,1
Dettes d'exploitation	963,1	1 001,6	882,9
Dettes diverses	116,0	100,7	103,9
Dont financement de l'activité cédée	*15,0*	*11,9*	*2,9*
dont comptes courants avec les filiales cédées			*9,0*
Total des dettes	**2 278,9**	**2 433,5**	**2 172,6**
Comptes de régularisation Passif	**2,3**	**0,4**	**3,9**
Total Passif	**4 689,3**	**4 707,0**	**4 364,2**

Tableau de financement consolidé pro forma au 30 juin 2001 après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo (en Millions d'euros)

	30/06/01	31/12/00
Résultat net consolidé part du Groupe	106,1	193,8
Résultat net consolidé part des minoritaires	2,1	5,0
Résultat des sociétés mises en équivalence (net des dividendes reçus)	0,2	0,2
Dotation aux amortissements sur immobilisations	53,1	94,6
Dotation aux amortissements des survaleurs	11,6	21,0
Variation des provisions et de l'impôt différé (3)	(6,2)	23,4
Plus-value sur cession d'immobilisations et autres éléments	(7,9)	(24,8)
Capacité d'autofinancement	**158,9**	**313,1**
Diminution (augmentation) du besoin en fonds de roulement (2)	(8,8)	(41,2)
Variation de la trésorerie issue des opérations d'exploitation	**150,2**	**271,9**
Acquisitions d'immobilisations non financières (nettes des cessions)	(34,0)	(132,6)
Acquisitions d'immobilisations financières (nettes des cessions)	81,3	(101,9)
Incidence des variations du périmètre de consolidation (4)	2,2	(57,3)
Variation des créances et des dettes sur immobilisations	(8,9)	12,4
Variation de la trésorerie issue des opérations d'investissement	**40,7**	**(279,5)**
Augmentation de capital	0	-
Dividendes versés	(107,5)	(107,9)
Variation de la trésorerie issue des opérations de financement	**(107,5)**	**(107,9)**
Incidence des écarts de conversion	(10,5)	(3,5)
Variation de l'endettement net	**72,8**	**(119,0)**
Endettement net à l'ouverture de l'exercice	(875,2)	(756,3)
Endettement net à la clôture de l'exercice (1)	(802,4)	(875,2)

Notice sur la présentation du tableau de financement:

1)La variation de l'endettement net se compose de la variation des emprunts, des dettes financières et de la trésorerie. L'endettement net se décompose comme suit :

En millions d'euros	01/07/01	**01/01/01**
Emprunts et dettes financières	(1 193,9)	(1 325,9)
Valeurs mobilières de placement	117,2	128,8
Disponibilités	274,3	321,9
Endettement net d'ouverture	**(802,4)**	**(875,2)**

2)La variation du BFR (calculée nette des provisions pour actifs circulants) se décompose comme suit :

En millions d'euros	30/06/01	**31/12/00**
Stocks nets	(51,0)	10,0
Créances d'exploitation nettes	120,8	(79,8)
Dettes d'exploitation	(31,6)	63,3
Autres	(13,3)	(11,0)
Total	(33,6)	(23,7)
	(8,8)	**(41,2)**

3) L'incidence des variations du périmètre de consolidation correspond à la cession des sociétés Italcanditi et San Giorgio Flavors ainsi qu'à l'acquisition de titres de la société Agros.

Variation des capitaux propres consolidés pro forma au 30 juin 2001 après déconsolidation des filiales Orangina Pampryl et Yoo-Hoo (en Millions d'euros)

Capitaux Propres au 31 décembre 1999	**2 036,7**
Dividendes distribués	-86,0
Titres autodétenus	-95,2
Précompte	-12,8
Variation de l'écart de conversion	2,1
Changement de méthode comptable	2,0
Effet devises	10,9
Autres mouvements	0,5
Résultat de la période	193,8
Capitaux Propres au 31 décembre 2000	**2 051,9**
Dividendes distribués	-84,6
Titres autodétenus	100,1
Effet devises*	58,2
Précompte	-19,3
Résultat de la période	106,1
Autres mouvements	-3,4
Variation des écarts de conversion	-0,7
Intégration fiscale	3,9
Capitaux Propres au 30 juin 2001	**2 212,2**

* L'effet devise s'explique essentiellement par la hausse du dollar sur le premier semestre 2001 et dans une moindre mesure par la hausse du zloty polonais, de livre anglaise et du dollar australien.

NOTE 1 - PRINCIPES ET METHODES COMPTABLES

Les principes et méthodes comptables appliqués pour l'arrêté du 30 juin 2001 sont identiques à ceux appliqués pour l'établissement des comptes consolidés au 31 décembre 2000.

Suite à la cession d'Orangina Pampryl et de Yoo-Hoo, la volonté de PERNOD RICARD est de présenter des comptes comparables à ce qu'aurait été la situation de PERNOD RICARD en cas de non consolidation des filiales Orangina Pampryl et Yoo-Hoo. Les comptes pro forma ne sont cependant pas nécessairement représentatifs de la situation financière ou des performances qui auraient été constatés si l'opération ou l'événement était survenu à une date antérieure à celle de sa survenance réelle ou envisagée.

Conventions retenues pour l'établissement des comptes pro forma :

Les comptes pro forma visent à traduire l'incidence sur les comptes consolidés de PERNOD RICARD de la cession d'Orangina Pampryl -Yoo-Hoo.

Les comptes pro forma ont été préparés selon les conventions suivantes :

- comptes consolidés du groupe Pernod Ricard arrêtés au 31 décembre 2000 et au 30 juin 2001.

- retraitement de l'activité cédée (déconsolidation des filiales et des activités cédées).

Les titres des filiales cédées apparaissent au bilan des comptes pro forma, ainsi que les comptes courants des sociétés consolidées avec les filiales cédées et le besoin de financement de l'activité cédée Pampryl.

NOTE 2 - PERIMETRE DE CONSOLIDATION

Le périmètre retenu pour l'établissement des comptes pro forma pour les exercices clos pour les 31 décembre 1999 et 2000 et pour les périodes du 1er janvier au 30 juin 1999, du 1er janvier au 30 juin 2000 et du 1er janvier au 30 juin 2001consolidés au 30 juin 2001, est identique à celui des comptes consolidés détaillés au § 5.2, à l'exception des sociétés Orangina Pampryl et Yoo-Hoo sorties du périmètre (le détail exact des sociétés sorties du périmètre est mentionné à la note 16 ci-après).

NOTE 3 - RESULTAT FINANCIER

En millions d'euros	*30/06/01*	*30/06/00*	*31/12/00*
Frais financiers nets	-29,5	-31,6	-69,5
Produits de participation	26,1	19,8	23,3
Gains de change et autres	2,1	1,6	2,1
TOTAL	**-1,3**	**-10,2**	**-44,1**

NOTE 4 - CHARGES ET PRODUITS EXCEPTIONNELS NETS

En millions d'euros	30/06/01	30/06/00	30/06/99
Plus-values nettes sur cessions d'actifs et de titres	26,8	1,2	1,3
Charges de restructuration	-31,7	-10,6	-7,8
Autres	-4,3	-6,0	-2,6
TOTAL	-9,2	-15,5	-9,1

Au 30 juin 2001, le résultat exceptionnel provient principalement :

- De la plus-value nette sur la cession de San Giorgio Flavors (23,0 MEUR) ;
- Des frais de restructuration chez Pernod (11,1 MEUR) et Ricard (13,2 MEUR).

NOTE 5 - IMMOBILISATIONS INCORPORELLES ET SURVALEURS

Les immobilisations incorporelles qui figurent à l'actif du Bilan au 30 juin 2001 sont principalement constituées de marques.

La valeur des marques acquises est déterminée en fonction du secteur d'activité de la Société et de l'importance de leur diffusion internationale.

La valeur d'inventaire est estimée à partir des profits futurs que peut générer la marque concernée.

La variation des postes immobilisations incorporelles et survaleur entre le 31 décembre 2000 et le 30 juin 2001 résulte essentiellement des opérations de croissance externe, en particulier celles réalisées par la société Agros (Pologne).

Le Groupe PERNOD RICARD n'est dépendant d'aucun brevet ou licence spécifique.

NOTE 6 - AMORTISSEMENT DES SURVALEURS

En millions d'euros	*30/06/01*	*30/06/00*	*31/12/00*
Amortissement de survaleurs	(10,1)	(9,7)	(18,9)

NOTE 7 - IMMOBILISATIONS CORPORELLES

En millions d'euros	*30/06/01*			*31/12/00*	*31/12/99*
	Valeur brute	*Amortissement et provisions*	*Valeur nette*	*Valeur nette*	*Valeur nette*
Terrains	60,1	2,8	57,3	56,9	53,5
Constructions	432,1	183,2	249,0	261,1	225,4
Installations techniques, matériel et outillage	772,1	472,3	299,8	298,3	249,8
Autres immobilisations corporelles	195,5	119,2	76,3	75,6	67,8
Immobilisations corporelles en cours	49,9	0,3	49,6	54,8	29,4
Avances et acomptes	0,7	0,0	0,7	0,2	0,8
TOTAL	**1 510,4**	**777,8**	**732,6**	**746,9**	**626,7**

Les investissements annuels au premier semestre 2001 atteignent environ 34,0 millions d'euros nets des cessions.

NOTE 8 - IMMOBILISATIONS FINANCIERES

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
	Valeur Nette	*Valeur nette*	*Valeur nette*
Titres consolidés	184,3	174,6	137,6
Titres mis en équivalence	5,0	19,2	42,1
Autres titres immobilisés	144,8	131,1	213,2
Créances sur participations	15,7	19,0	38,5
Autres	14,9	14,2	15,4
TOTAL	**364,6**	**358,0**	**446,8**

La diminution du poste Titres mis en équivalence est liée à l'arrêt de la mise en équivalence de la participation dans la société Simeon Wines (Australie).

Les autres titres de participation comprennent principalement les titres Société Générale (87,5 MEUR, pour 1,1 % du capital), SIFA (6,2 MEUR pour 44,85% du capital) et Simeon Wines (14,1 MEUR, pour 13,35% du capital).

Ces titres sont valorisés à leur coût historique. Au 30 juin 2001, la valeur de réalisation de ces titres est supérieure à leur valeur nette comptable.

NOTE 9 - STOCKS ET EN-COURS

La répartition des stocks et en-cours en valeur nette est la suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Matières premières	146,8	148,5	124,9
En-cours de biens	654,8	598,9	544,3
Stocks de marchandises	177,5	174,3	179,3
Produits finis	138,0	111,8	108,5
TOTAL	**1 117,1**	**1 033,6**	**957,0**

PERNOD RICARD ne connaît pas de dépendance significative vis à vis de ses fournisseurs.

NOTE 10 - PROVISIONS POUR RISQUES ET CHARGES

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Provisions pour indemnités de départ à la retraite	33,1	31,6	28,2
Provisions pour risques	98,6	98,7	52,8
TOTAL	**131,7**	**130,3**	**81,0**

Les provisions pour risques correspondent à des provisions pour risques fiscaux et sociaux à hauteur de 14,6 MEUR, des provisions pour litiges avec tiers à hauteur de 10,0 MEUR, des provisions pour restructuration à hauteur de 49,1 MEUR (essentiellement chez Pernod et Ricard), le solde étant principalement constitué de provisions pour risques divers.

Il n'existe pas à notre connaissance de fait ou de litige qui pourrait affecter de façon significative les résultats, la situation financière ou le patrimoine du Groupe PERNOD RICARD.

NOTE 11 - IMPÔT SUR LES BENEFICES

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Impôt exigible	-50,1	-92,4	-80,5
Impôt différé	12,3	-6,7	-5,6
TOTAL	**-37,8**	**-99,2**	**-86,0**

Les impôts différés sont calculés selon la méthode du report variable. Au bilan, ils se décomposent de la manière suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Impôt différé actif	-67,4	-56,3	-51,3
Impôt différé passif	67,9	69,1	64,8
Impôt différé passif net au bilan	**0,5**	**12,8**	**13,6**

NOTE 12 - DETTES FINANCIERES

La répartition des dettes financières par date d'exigibilité est la suivante :

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
Court terme (moins de 1 an)	1 051,8	1 064,7	1 067,3
Dont concours bancaires	*909,5*	*991,2*	*885,2*
Moyen terme (de 1 à 5 ans)	61,5	154,0	105,7
Long terme (plus de 5 ans)	80,0	107,2	8,7
TOTAL	1 193,3	1 325,9	1 181,7

Le 20 Mars 1992, PERNOD RICARD a procédé à l'émission, hors de France, d'un emprunt obligataire sous forme de Titres Subordonnés à Durée Indéterminée pour un montant nominal de 61,0 millions d'euros.

Les TSDI sont qualifiés de "reconditionnés", par suite de la conclusion avec une société tierce d'une convention concomitante à l'émission.

La dette nette au 30 juin 2001 (soit 25,5 millions d'euros) a été incluse dans le poste "dettes financières". Ce montant correspond au nominal de l'émission duquel a été déduite une indemnité initialement versée et capitalisée depuis l'émission.

Les emprunts n'ont donné lieu à constitution d'aucune sûreté ou hypothèque autre que les garanties données par PERNOD RICARD S.A. et détaillées dans la note 13.

NOTE 13 - ENGAGEMENTS FINANCIERS

En millions d'euros	*30/06/01*	*31/12/00*	*31/12/99*
ENGAGEMENTS DONNES			
Crédit-bail	46,6	25,2	18,2
Cautions et garanties	264,3	284,5	176,0
Engagements d'achat aux fournisseurs et autres	8,0	21,3	22,9

La caution donnée à la Société Générale par PERNOD RICARD S.A. afin de contre-garantir les obligations (loan notes) émises pour financer en partie l'acquisition du Groupe IRISH DISTILLERS et garanties en principal par la Société Générale, a été réduite à 0,1 MEUR au 31 décembre 2000. Le montant de la garantie est inchangé au 30 juin 2001.

En 1994, PERNOD RICARD S.A. s'est porté garant à hauteur de 40 millions de livres sterling des sommes pouvant être dues par les sociétés BWG Foods et BWG NI au titre d'un emprunt et de contrats de swap souscrits par ces sociétés. Au 30 juin 2001, le solde restant dû et pour lequel PERNOD RICARD S.A. s'est porté garant s'élève à 24,3 millions de livres sterling.

En 1998, PERNOD RICARD S.A. s'est porté garant au titre d'emprunts contractés par ses filiales, notamment Santa Lina et PR Finance S.A. Au 30 juin 2001, le montant garanti pour Santa Lina s'élève à 45,7 MEUR et à 30,1 MEUR pour PR Finance S.A.

En 2000, PERNOD RICARD s'est porté garant de sa filiale BWG au titre d'emprunts bancaires dont le solde restant dû s'élève à 57,0 millions de livres sterling.

NOTE 14 - CONTRATS DE GARANTIE DE TAUX ET DE CHANGE

Le Groupe PERNOD RICARD dispose d'un portefeuille de contrats de garantie de taux qui représente au 30 juin 2001 un montant total de 345 MEUR se décomposant comme suit :

Société	*Contrat*	*Echéance*	*Assiette*	*Garanties*
PR Finance	Swap taux fixe	Janvier 2003	45 MEUR	5%
PR Finance	Swap taux fixe	Mai 2005	50 MEUR	5,35 %
PR Finance	Swap taux fixe	Août 2005	100 MEUR	5,43%
PR Finance	Cap et Floor	Mai 2005	150 MEUR	4,7 %*

* La combinaison de l'achat d'un Cap et la vente d'un Floor garanti à PR Finance un taux d'emprunt maximum de 4,7% tant que l'Euribor 3 mois est inférieur à 7%.

La partie à taux variable des dettes financières du Groupe PERNOD RICARD, après couverture, représente approximativement 54 % du total.

Les engagements contractés par le Groupe PERNOD RICARD sur des contrats de change ne sont pas significatifs au 30 juin 2001.

NOTE 15 - EFFECTIFS MOYENS ET FRAIS DE PERSONNEL

Les effectifs moyens au 30 juin 2001 s'élèvent à 17 700 personnes contre 19 480 personnes au 31 décembre 2000. La diminution des effectifs est essentiellement liée aux opérations de cession. Ces effectifs sont calculés en moyenne annuelle et tiennent compte de personnels intérimaires.

NOTE 16 - LISTE DES PRINCIPALES SOCIETES CONSOLIDEES

Cette note est identique à la note des comptes consolidés détaillée au § 5.2. Les variations interviennent sur les lignes suivantes :

Sociétés	*Siège*	*% d'intérêt* 30/06/01	*% d'intérêt* 31/12/00	*Méthode de consolidation*	*Numéro Siren*
- Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	0	0	NC	
Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	0	0	NC	
- Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	56 807 0764
- Centre d'Elaboration des Concentrés Orangina	Parc d'activités du plateau de Signes, 83870 Signes	0	0	NC	382 255 016
- L'Igloo	7, Première Avenue, 13127 Vitrolles	0	0	NC	085 720 217
- The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0	0	NC	404 907 941

I.G. : Intégration globale
M.E.E. : Mise en équivalence
N.C. : non consolidé

CHAPITRE VI

ORGANES D'ADMINISTRATION, DE DIRECTION ET DE SURVEILLANCE DE PERNOD RICARD

Les renseignements concernant ce chapitre et relatifs à PERNOD RICARD sont fournis dans le document de référence enregistré le 17 avril 2001 auprès de la Commission des Opérations de Bourse sous le numéro R.01-115.

Ces renseignements restent, à la date du présent prospectus, exacts, sous réserve des informations suivantes :

AUTORISATION D'ATTRIBUTION D'OPTIONS DE SOUSCRIPTION OU D'ACHAT D'ACTIONS

L'assemblée générale mixte des actionnaires du 3 mai 2001 a autorisé le Conseil d'administration à consentir, en une ou plusieurs fois, au profit des cadres à haut niveau de responsabilité et des mandataires sociaux salariés de la Société ou des sociétés qui lui sont liées directement ou indirectement dans les conditions de l'article L.225-180 du Code de Commerce, des options donnant droit à la souscription d'actions nouvelles ou à l'achat d'actions existantes de la Société provenant de rachats effectués préalablement par la Société, dans les limites prévues par la loi.

La durée de validité de cette délégation a été fixée à cinq ans.

Le 18 décembre 2001, le conseil d'administration de PERNOD RICARD a mis en place un programme d'option de souscription d'actions détaillé au 3.1.4. de la présente note.

CHAPITRE VII

RENSEIGNEMENTS CONCERNANT L'ÉVOLUTION RÉCENTE ET LES PERSPECTIVES D'AVENIR DE PERNOD RICARD

Les évolutions récentes et les perspectives d'avenir concernant du Groupe PERNOD RICARD sont exposées dans le document de référence enregistré par la Commission des Opérations de Bourse le 17 avril 2001 sous le numéro R.01-115. Les précisions qui suivent complètent les informations contenues dans le document de référence :

7.1. ÉVOLUTION RÉCENTE

7.1.1. Présentation et commentaires du chiffre d'affaire du troisième trimestre 2001

Le chiffre d'affaires hors droits et taxes du Groupe PERNOD RICARD au 30 septembre 2001 s'établit à 3,33 Milliards d'euros, en progression de + 5,9 %. A périmètre et taux de change constants, la progression s'élève à + 6,3 %.

L'activité Spiritueux et Vins, cœur de métier du Groupe PERNOD RICARD, réalise un chiffre d'affaires hors droits et taxes de 1,3 Milliard d'euros en progression de 8,7 % (+ 9,3 % à périmètre et taux de change constants). Toutes les parties du monde ont contribué à cette croissance, les ventes en France ayant augmenté de 6,9 %, en Europe de 13,5 %, et dans le reste du Monde de 3,1 %. Au troisième trimestre 2001, la croissance interne de l'activité Spiritueux et Vins s'élève à + 4,7 %.

Les dix marques les plus contributives à la profitabilité du Groupe maintiennent, elles aussi, un rythme de progression élevé :

	Janvier 2001 – Septembre 2001	**Septembre 2000 – Septembre 2001**
Jacob's Creek	+ 20 %	+ 25 %
Ramazzotti	+ 21 %	+ 19 %
Havana Club	+ 16 %	+ 14 %
Clan Campbell	+ 12 %	+ 12 %
Jameson	+ 11 %	+ 10 %
Ricard	+ 4 %	+ 1 %
Bushmills	+ 7 %	0 %
Pastis 51	+ 6 %	+ 2 %
Larios	0 %	+ 1 %
Wild Turkey	0 %	+ 6 %
Total	**+ 9 %**	**+ 11 %**
Total Spiritueux	**+ 4 %**	**+ 4 %**
Total Vins	**+ 3 %**	**+ 3 %**

Jacob's Creek, Ramazzotti, Havana Club, Clan Campbell, et Jameson poursuivent une croissance très soutenue. A la suite des ventes à la hausse du premier semestre, la progression de Ricard retrouve un rythme de progression habituel.

Le secteur "Distribution" connaît également une croissance importante (+ 10,8 % à périmètre et taux de changes constants) avec un chiffre d'affaires de 1 Milliard d'euros. Un effet devise légèrement défavorable (- 1,1 %) joint à un effet périmètre (+ 3,8 %) lié à l'intégration de Daunts en 2000, permet au secteur d'atteindre une croissance courante de 13,4 %.

Le secteur "Fruits transformés" (boissons et préparations aux fruits), réalise un chiffre d'affaires de 1 Milliard d'euros en légère décroissance (- 1 %) à périmètre et taux de change constants.

7.1.2. Opérations finalisées depuis le 30 juin 2001

7.1.2.1. Cession d'Orangina Pampryl et de Yoo-Hoo

Le Groupe PERNOD RICARD a confirmé le 31 octobre 2001 la finalisation de la cession de ses activités soft drinks au Groupe Cadbury Schweppes après avoir reçu le 30 octobre 2001 l'accord des autorités européennes et américaines de la concurrence pour cette opération. Le périmètre cédé cessera donc d'être consolidé dans les comptes de PERNOD RICARD à compter du 31 octobre 2001.

Le périmètre cédé correspond aux marques Orangina, Pampryl et Yoo-Hoo, ainsi que les activités directement liées et concerne l'Europe continentale, l'Amérique du Nord et l'Australie pour un montant de 700 MEUR. De plus, par un accord séparé, le Groupe PERNOD RICARD disposera d'une option de vente au Groupe Cadbury Schweppes de ses activités soft drinks sur les autres marchés pour un montant complémentaire d'environ 35 MEUR, ces dernières représentent aujourd'hui environ 5% du profit de l'ensemble.
Le prix de 700 MEUR est majoré d'une indemnité de 18 MEUR environ pour compenser certains coûts fiscaux liés à la structure de la transaction.

Orangina Pampryl est le second opérateur sur le marché français des soft drinks et la marque Orangina est présente sur de nombreux marchés d'exportation. Yoo-Hoo est leader des boissons chocolatées aux Etats-Unis.

La cession d'Orangina Pampryl et de Yoo-Hoo constitue une étape importante du recentrage du Groupe PERNOD RICARD sur son cœur de métier, les Spiritueux et Vins, dont il sera un des principaux acteurs mondiaux après l'acquisition des marques de Seagram.

7.1.2.2. Accroissement de la participation de PERNOD RICARD dans le capital d'Agros

Au 31 octobre 2001, le Groupe PERNOD RICARD détient désormais près de 98 % du capital et des droits de vote de la société Agros (contre 37% du capital et 74 % des droits de vote jusqu'alors). La société Agros demeure toutefois cotée à la bourse de Varsovie.

Avec un chiffre d'affaires consolidé de 240 MEUR, Agros est l'un des plus importants opérateurs du secteur agro-alimentaire en Pologne avec une forte présence dans le secteur des jus et boissons aux fruits, des conserves de fruits et légumes et des confitures (jus de fruits Fortuna, confitures Lowicz et conserves de fruits et légumes Krakus). Agros détient surtout les droits à l'exportation de la "wodka" Wyborowa, distribuée dans le monde par le Groupe PERNOD RICARD.

Par ailleurs, le Groupe PERNOD RICARD a signé le 16 juillet 2001 un accord avec Polmos Bialystok portant sur la distribution en Europe (sauf Russie et Pologne) de la "wodka" Zubrowka, grande marque de "wodka" polonaise à l'herbe de bison. Cet accord a une durée de 5 ans renouvelable.

Le Groupe PERNOD RICARD a entrepris de restructurer les activités d'Agros autour de deux pôles stratégiques : Agros Fortuna (transformation de fruits et légumes en produits de marques) et Agros Trading (exportation de spiritueux, notamment la "wodka" Wyborowa). La société Agros vient ainsi de céder les usines de Milejow et Pinczow dont les personnels ont été intégralement repris par les acquéreurs ainsi que la société Farmi i Mliny (agriculture et meunerie). D'autres activités d'Agros sont actuellement en cours de cession.

7.1.2.3. Acquisition par PERNOD RICARD de Polmos Poznan (Wyborowa)

Le Groupe PERNOD RICARD a annoncé, le 16 juillet 2001, que dans le cadre des privatisations en Pologne, Madame Aldona Kamela-Sowinska, Ministre du Trésor, Messieurs Pierre Pringuet, Directeur Général de PERNOD RICARD S.A. et Yves Flaissier, Président de Agros Holding SA avaient signé un accord portant sur l'acquisition par Santa-Lina, filiale de PERNOD RICARD S.A., de 80 % du capital de Polmos Poznan pour un montant de 300 millions de zlotys (environ 77 MEUR). Cet accord a été finalisé le 28 août 2001 après avoir obtenu les autorisations nécessaires des autorités polonaises chargées de la concurrence et du contrôle des investissements étrangers. En ce qui concerne le solde du capital de Polmos Poznan, 15 % des actions seront attribuées au personnel et 5 % seront conservées par le Trésor polonais, ces dernières devant être à terme achetées par le Groupe PERNOD RICARD.

Le contrat de privatisation prévoit que le Groupe PERNOD RICARD réalisera dans les 2 ans une augmentation du capital de Polmos Poznan de près de 29 millions de zlotys (environ 8 MEUR) qui permettra notamment de réaliser sur une durée de 5 ans un programme d'investissements productifs pour un montant 25 millions de zlotys (environ 7 MEUR).

Polmos Poznan élabore notamment les "wodkas" Premium, Lodowa et surtout Wyborowa qui rejoint le portefeuille de marques prioritaires du Groupe PERNOD RICARD. Wyborowa est une "wodka" de seigle obtenue par triple distillation, très appréciée des connaisseurs. Outre la Pologne, elle trouve aujourd'hui ses principaux marchés en Europe occidentale, aux Etats-Unis et au Mexique.

Le Groupe PERNOD RICARD a annoncé le 12 octobre 2001 que la société polonaise Polmos Poznan prennait le nom de Wyborowa S.A. et que Monsieur Yves Flaissier avait été nommé Président de son conseil d'administration. Cette nouvelle filiale sera responsable de l'ensemble des activités spiritueux et vins du Groupe PERNOD RICARD en Pologne en regroupant les activités et les personnels de Polmos Poznan (production et commercialisation en Pologne des "wodkas" Wyborowa, Lodowa et Premium), d'Agros Trading (exportation de "wodkas") et de PR Polska (distribution en Pologne des autres marques du Groupe PERNOD RICARD).

Selon le concept des sociétés «propriétaires de marques » en vigueur au sein du Groupe PERNOD RICARD, Wyborowa SA est responsable de la politique marketing de ses marques pour l'ensemble du monde, en étroite coordination, marché par marché, avec les sociétés du Groupe PERNOD RICARD chargées de la distribution.

7.1.2.4 Acquisition par PERNOD RICARD de Jan Becher

Dans le cadre du processus de privatisation en Tchéquie, le 29 novembre 2001, le gouvernement tchèque a transféré 59 % du capital de la société Jan Becher au Groupe PERNOD RICARD, pour un montant de 40 MEUR. Le Groupe PERNOD RICARD détient désormais 95,7 % du capital de la société Jan Becher. Cette opération achève le processus de privatisation entamé en 1997 lorsque le Groupe PERNOD RICARD avait acquis une première tranche du capital de Jan Becher et pris en charge la gestion de la société.

Fondée en 1807 par Josef Becher à Carlsbad (Karlovy Vary), la société Jan Becher produit notamment la Becherovka, une liqueur amère qui se consomme pure, en long drink ou en cocktail, particulièrement réputée sur son marché domestique ainsi qu'en Europe Centrale et Orientale. Depuis son entrée au capital de la société, le Groupe PERNOD RICARD a construit l'un des meilleurs réseaux de distribution de spiritueux et vins sur le marché tchèque et mis en place un réseau propre en République Slovaque. Le Groupe PERNOD RICARD a, par ailleurs, réunifié la marque au niveau mondial, en acquérant les droits sur un certain nombre de marchés dont l'Allemagne, où les ventes ont été fortement développées. La marque Becherovka a également été relancée sur les marchés d'Europe Centrale ainsi qu'en Russie où la marque jouit d'une notoriété importante.

Avec la prise de contrôle de la société Jan Becher, le Groupe PERNOD RICARD conforte sa position de premier opérateur sur le marché des spiritueux et vins en Europe continentale et de premier investisseur du secteur «boissons» en Europe Centrale et Orientale.

Le Groupe PERNOD RICARD devient, en outre, le premier producteur mondial de liqueurs amères avec un volume total de près de 3 millions de caisses. Outre Becherovka, la gamme du Groupe PERNOD RICARD comprend, en effet, l'Amaro Ramazzotti (Italie, Allemagne, Autriche et Suisse), la Suze (France, Belgique et Suisse) ainsi que plusieurs autres marques locales.

7.1.2.5 Cession de SIAS-MPA

Le 11 janvier 2002, PERNOD RICARD a confirmé la proximité d'un accord pour la cession de SIAS-MPA, leader mondial de la préparation de fruits pour l'industrie laitière, à BUTLER CAPITAL PARTNERS.

Le montant de la transaction s'élève, pour la totalité du Groupe SIAS-MPA, à une valeur d'entreprise (incluant dettes et intérêts minoritaires) de 170 millions d'euros, auxquels pourra s'ajouter un complément de prix maximum de 25 millions d'euros, permettant à PERNOD RICARD d'être associé à la plus-value future réalisée lors de la sortie de BUTLER CAPITAL PARTNERS.

PERNOD RICARD consentira à BUTLER CAPITAL PARTNERS un crédit vendeur de 50 millions d'euros, dont une quote part de remboursement est conditionnée aux performances à venir de SIAS-MPA.

L'équipe de management du Groupe SIAS sera associée à l'opération au travers d'une participation au capital.

Cette opération a été présentée le 11 janvier 2002 à un Comité d'Entreprise exceptionnel de SIAS-MPA pour avis, qui l'a approuvée le 21 janvier 2002 ; elle reste également soumise à l'approbation des autorités de concurrence.

7.1.3. Litige en cours : l'affaire Havana Club

Constituée en partenariat (50/50) entre le Groupe PERNOD RICARD et une entreprise publique cubaine, la société Havana Club Holding (HCH) est propriétaire de la marque Havana Club qui désigne une gamme de rhums authentiquement cubains déposée dans près de 180 pays.

Cette marque a fait l'objet d'une contrefaçon aux Etats-Unis et d'une action en revendication de propriété en Espagne, de la part du groupe Bacardi-Martini.

- Aux Etats-Unis, l'action judiciaire intentée par HCH pour faire sanctionner la commercialisation par Bacardi-Martini, en 1996, d'un rhum non cubain sous la marque Havana Club n'a pu aboutir.

  En effet, une disposition dite "*Section 211*" insérée dans la loi de finances américaine pour 1999 est venue, en cours de procès, interdire aux juridictions américaines de protéger les marques ou noms commerciaux appartenant à des sociétés cubaines quand ils sont identiques ou similaires à des droits ayant été confisqués lors de la révolution cubaine.

  L'Union Européenne a engagé une procédure devant l'Organisation Mondiale du Commerce (OMC) visant à faire juger la "*Section 211*" contraire aux accords du GATT (accords dits "TRIPS" -"Trade Related Intellectual Property rights"-). Le "panel" de l'OMC a sanctionné l'une des dispositions de cette "*Section 211*" le 3 juillet 2001. Le 2 janvier 2002, l'organe d'appel de l'OMC a élargi cette sanction en concluant que la "*Section 211*" était en contradiction

avec deux principes fondamentaux des accords "TRIPS" et a recommandé aux Etats-Unis de mettre leur législation en conformité avec leurs obligations au titre de ces accords.

Par ailleurs, Bacardi-Martini a intenté des actions visant à obtenir l'annulation et la déchéance de la marque Havana Club pour le territoire des Etats-Unis. Ces demandes ont été rejetées ou n'ont pas encore donné lieu à décision.

- En Espagne, Bacardi-Martini a intenté en juillet 1999 une action en revendication de la propriété de la marque Havana Club appartenant à HCH. La commercialisation par la filiale espagnole de PERNOD RICARD des rhums portant cette marque n'est cependant pas sérieusement en péril.

7.1.4. Litige en cours : l'affaire Jan Becher

Les marques Becher et Becherovka appartiennent, au plan mondial, à deux filiales de PERNOD RICARD, les sociétés Jan Becher (Karlovy Vary, République Tchèque) et Johann Becher (Rheinberg, Allemagne).

Depuis 1997, un citoyen tchèque du nom de Zdenek Hoffmann se prétend titulaire de droits sur la marque Becherovka, au motif qu'elle aurait fait l'objet d'une donation à son grand-père en 1939 ou en 1945. En outre, la mère de Monsieur Hoffmann, qui a obtenu une autorisation administrative de production de spiritueux sous la raison sociale "*Jirina Hoffmanova – Johann Becher*", a accordé des licences de production et de distribution de liqueurs des marques susvisées à des sociétés slovaques et tchèques.

De nombreuses instances devant les juridictions slovaques et tchèques sont aujourd'hui pendantes afin de confirmer le droit de propriété de Jan Becher sur les marques Becherovka et Becher en Républiques Tchèque et Slovaque et sanctionner les contrefaçons qui ont pu être constatées.

A ce jour, les droits de propriété de la société Jan Becher sur les marques Becherovka et Becher en Républiques Tchèque et Slovaque n'apparaissent pas comme sérieusement en péril.

7.2. PERSPECTIVES D'AVENIR

Le 19 décembre 2000, un accord a été conclu avec Vivendi Universal portant sur le rachat conjoint par le Groupe PERNOD RICARD et Diageo de la division vins et spiritueux de Seagram (Seagram Spirits and Wines Group). Dans cette perspective, PERNOD RICARD a simultanément entrepris un recentrage de son activité sur son cœur de métier, le secteur des vins et spiritueux qui s'est traduit par le lancement d'un programme de cession des activités ne faisant pas partie du secteur des vins et spiritueux. Ce programme, qui s'est déjà concrétisé par la cession sur l'exercice 2001 de San Giorgio Flavors, Italcanditi, Orangina Pampryl et Yoo-Hoo, se poursuit actuellement.

7.2.1. Acquisition par PERNOD RICARD d'une partie de la division vins et spiritueux de Seagram

7.2.1.1. Détails de l'opération

L'accord signé par PERNOD RICARD et Diageo avec Vivendi Universal pour l'acquisition de la division vins et spiritueux de Seagram porte sur un montant total de 8,15 milliards de dollars américains.

Cette acquisition a été finalisée le 21 décembre 2001 après obtention de l'ensemble des autorisations nécessaires auprès des autorités de la concurrence européenne, canadienne et américaine.

Par ailleurs, PERNOD RICARD et Diageo avaient signé le 4 décembre 2000 un accord cadre initial établissant les modalités de l'acquisition conjointe de la division vins et spiritueux de Seagram, notamment la répartition du portefeuille de marques acquises. Cet accord a été amendé par la signature d'un nouvel accord le 21 décembre 2001, aux termes duquel, PERNOD RICARD contribuera à cette acquisition à hauteur d'environ 3,2 milliards de dollars américains, soit 39,1 % du prix total. Cette acquisition est entièrement financée par le biais d'emprunts et porte sur une partie de la division vins et spiritueux de Seagram, composée d'actions et d'actifs, essentiellement d'une partie des marques du portefeuille Seagram.

7.2.1.2. Intérêts de l'opération pour PERNOD RICARD

L'acquisition d'une partie des marques du portefeuille Seagram constitue pour le Groupe PERNOD RICARD une opportunité exceptionnelle, en effet :

- Cette acquisition va permettre au Groupe PERNOD RICARD de se positionner sur le plan mondial comme un véritable acteur global ainsi que de passer de la cinquième à la troisième place en terme de ventes dans le secteur des vins et spiritueux.

- Cette acquisition fait également partie intégrante de la stratégie du Groupe PERNOD RICARD de maintenir un portefeuille équilibré comprenant des marques internationales ainsi que des marques ayant une forte implantation locale. Cet équilibre permet d'atténuer l'impact des ralentissements cycliques de l'économie et correspond bien aux caractéristiques du marché ainsi qu'aux comportements d'achat des consommateurs.

- Cette acquisition va créer d'importantes synergies opérationnelles en renforçant le réseau de distribution du Groupe PERNOD RICARD : alors que les volumes de ventes devraient augmenter de 55 %, le personnel commercial n'augmenterait que d'environ 15 %.

- L'opportunité d'acquérir des marques aussi prestigieuses que Chivas Regal, Seagram's gin et Martell est extrêmement rare dans l'industrie des vins et spiritueux. Ces marques vont sensiblement renforcer le portefeuille que détenait déjà le Groupe PERNOD RICARD.

- L'investissement marketing substantiel dans Chivas, Martell, Seagram's Gin au cours des deux dernières années, la notoriété croissante du premium Scotch Whisky et du Cognac (en particulier aux Etats-Unis) et la reprise économique sur de nombreux marchés importants pour les marques acquises du portefeuille Seagram devraient offrir des opportunités de croissance en termes de ventes.

7.2.1.3. ***Structure de l'opération***

Les termes de l'acquisition par PERNOD RICARD et Diageo de l'intégralité de la division vins et spiritueux de Seagram ont été établis dans un accord cadre initial en date du 4 décembre 2000 qui a été amendé en date du 21 décembre 2001.

Conformément à cet accord cadre, l'activité vins et spiritueux de Seagram sera divisée en trois principales catégories :

- Les actifs de la division vins et spiritueux de Seagram conservés par PERNOD RICARD (les Actifs PERNOD RICARD),

- Les actifs de la division vins et spiritueux de Seagram conservés par Diageo (les Actifs Diageo),

- Les actifs non stratégiques de la division vins et spiritueux de Seagram devant être financés conjointement dans des proportions convenues entre PERNOD RICARD et Diageo (39,1 % pour PERNOD RICARD et 60,9 % pour Diageo) et cédés par la suite à des tiers (Actifs Non Stratégiques). Les Actifs Non Stratégiques sont divisés en trois catégories: les actifs détenus par PERNOD RICARD, les actifs détenus par Diageo et les actifs détenus conjointement.

L'acquisition est structurée de telle façon qu'à la date de réalisation, tant PERNOD RICARD que Diageo acquerront directement leur part respective de la division vins et spiritueux de Seagram.


PERNOD RICARD
DIAGEO
100%
39,1%
60,9%
100%
Actifs Pernod Ricard
Actifs Non Stratégiques
Actifs Diageo
Vins et Spiritueux de Seagram

Les Actifs PERNOD RICARD incluent les activités relatives aux marques Chivas Regal (premium Scotch Whisky), Martell (Cognac), Seagram's Gin (Gin), The Glenlivet et Glen Grant (single malt Scotch Whiskies), 100 Pipers et Something Special (blended Scotch Whiskies), Orloff (Vodka locale), Montilla (Rhum), Olmeca, Don Julio (Téquila), Royal Stag, Dunbar, Natu Nobilis et Blenders Pride (Whiskies locaux), ainsi que les Seagram's Coolers et certaines installations de production liées à ces marques dans des pays spécifiques tels que les Etats-Unis (Etat de l'Indiana), le Royaume-Uni, le Portugal, la France, le Brésil et l'Inde.

Les Actifs Diageo incluent les activités relatives aux marques Crown Royal (Whisky canadien), Captain Morgan (Rhum), Seagram's 7 Crown (Whisky nord américain), Seagram's VO, Seagram's 83 et Seagram's 5 Star (Whiskies canadien), Windsor Premier (premium Scotch Whisky), Cacique (Rhum), Myers (Rhum), Mumm Cuvée Napa, ainsi que d'autres marques.

Les Actifs Non Stratégiques incluent les activités relatives aux marques Sandeman (Porto et Sherry), Four Roses (Bourbon), Passport (Scotch Whisky), Mumm Sekt (vin pétillant), Oddbins (distribution), ainsi que d'autres marques de vins et spiritueux de moindre importance.

PERNOD RICARD et Diageo ont l'intention de céder ces Actifs Non Stratégiques à des tiers dès que possible et partageront les produits financiers et les charges liés à ces cessions.

A ce jour, les cessions d'Oddbins, première chaîne de caviste au Royaume-Uni et en Irlande, à Castel Frères (France) et de Mumm Sekt à Rotkäppchen Sektkellerei (Allemagne) ont été finalisées.

Les marques Four Roses et Sandeman sont en cours de cession pour la première à Kirin Brewery Company ltd (Japon) et pour la seconde à Sogrape Holding (Portugal).

Les Actifs Non Stratégiques sont répartis en deux catégories : ceux qui seront gérés par PERNOD RICARD seul jusqu'à la cession à des tiers et ceux dont PERNOD RICARD et Diageo assureront conjointement la gestion pendant la même période.

Un comité ("Supervisory Committee"), dont la composition est paritaire entre PERNOD RICARD et Diageo, a été constitué afin de superviser le processus de cession de l'ensemble des Actifs Non Stratégiques et d'organiser la gestion desdits actifs à l'exception de ceux gérés par PERNOD RICARD seul.

7.2.1.4. ***Une opération approuvée par les différentes autorités en charge de la concurrence***

- Commission Européenne

La Commission Européenne a autorisé l'opération le 8 mai 2001, sous condition du respect des engagements souscrits par Diageo et PERNOD RICARD et qui concernent principalement :

- la répartition des actifs entre les deux parties;
- la gestion des actifs sensibles sur le plan concurrentiel (« *anti-trust sensitive* ») ;
- les mesures de précaution et de sauvegarde (« *safeguards and firewall measures and procedures* ») en matière de concurrence pendant la période intérimaire (12 mois) ;
- la distribution par un tiers indépendant du rhum « *CAPTAIN MORGAN* » en Islande ;
- le fait que le tiers acquéreur de la marque de bourbon « *FOUR ROSES* » devra être un concurrent des parties, potentiel ou existant, dont le choix devra être ratifié par écrit par la Commission ;
- la désignation d'un « *Monitoring Trustee* » notamment chargé de vérifier que les parties respectent bien les engagements précités ;
- la cession de deux catégories d'actifs dénommés *Seagram Venture Assets* et *Pernod Ricard On-Sale Assets* dans les 12 mois du *closing* ;

- la désignation d'un « *Divestment Trustee* » pour vendre les actifs précités qui n'auraient pas trouvé preneur dans le délai de 12 mois (ce « *Divestment Trustee* » disposant, lui, d'un délai de six mois pour le faire).

- Canada

Le Bureau de la Concurrence a approuvé l'opération le 23 octobre 2001, sous la condition que Diageo prenne l'engagement de se dessaisir de la marque de whisky canadien de haut de gamme GIBSON'S Finest, de sorte à éviter une restriction de la concurrence sur ce marché des « *premium Canadian whiskies* ».

De son côté, le Ministère de l'Industrie canadien (« *Investment Review Division* ») a autorisé l'opération le 31 octobre 2001.

- Etats-Unis

La *Federal Trade Commission* (FTC) a approuvé l'opération le 19 décembre 2001, sous condition de cession par Diageo, dans un délai de six mois après la réalisation de l'acquisition ("closing"), de sa marque "Malibu" à un tiers susceptible de la développer aux Etats-Unis et, pendant cette période, de gestion séparée de "Malibu" par rapport aux marques de rhum ("Captain Morgan" et "Myers") acquises à l'issue de cette opération.

7.2.2. Financement par PERNOD RICARD d'une partie de la division vins et spiritueux de Seagram

La contribution de PERNOD RICARD à l'acquisition de la division vins et spiritueux de Seagram est de 3,2 milliards de dollars américains. Ce montant a été versé à Vivendi Universal le 21 décembre 2001.

Le financement de cette acquisition a fait l'objet d'une syndication en février 2001 auprès d'un pool bancaire. Les fonds ont été levés le 21 décembre et sont structurés de la façon suivante :

- une dette senior d'un montant maximum de 3,5 milliards d'euros (ce montant comprend également la dette initiale de PERNOD RICARD) de maturité 5 ans se répartissant entre dollars américains (43%), euros (49%) et yens (8%). Les intérêts financiers sont indexés sur le taux Euribor, Libor $ ou Libor ¥ ;

- un prêt relais sur cession d'actifs de 1 milliard d'euros de maturité un an renouvelable pour une année supplémentaire pour un montant de 300 millions d'euros indexé sur le taux Euribor, Libor $ ou Libor ¥. Au 31 décembre 2001, suite aux cessions d'actifs de l'exercice 2001, le montant de ce prêt relais n'était plus que de 387 millions d'euros.

- l'émission d'Obligations à option de Conversion et/ou d'Echange en Actions Nouvelles ou Existantes de maturité 1er janvier 2008 pour un montant d'environ 425 millions d'euros susceptible d'être porté à 488,75 millions d'euros (objet de la présente note d'opération);

Cette structure de financement permettra également au Groupe PERNOD RICARD de refinancer la dette du groupe, de payer les frais liés à l'acquisition et de fournir une marge suffisante pour financer le besoin en fond de roulement supplémentaire attaché à l'acquisition.

Grâce à cette structure de financement, le Groupe PERNOD RICARD maintient une marge financière pour réaliser à moyen terme de nouvelles opérations (maintien du profil « investment grade ») et anticipe un désendettement rapide.

7.2.3. Evolution financière de la division vins et spiritueux de Seagram (Seagram Spirits and Wines Group) au cours des années 1999, 2000 et 2001

Les informations présentées dans ce paragraphe portent sur l'ensemble du périmètre acquis conjointement par PERNOD RICARD et Diageo auprès de Vivendi Universal et pas seulement sur les actifs et activités acquis par PERNOD RICARD.

La source des informations données dans ce paragraphe est indiquée au § 1.3.2.1. Il est important de rappeler que ces états financiers sont présentés dans la norme US GAAP et que les informations contenues dans le présent paragraphe pour l'exercice clos au 30 juin 2001, qui proviennent du management de la division vins et spiritueux de Seagram et n'ont pas fait l'objet d'une revue par des commissaires aux comptes.

Chiffres réels **Périodes de douze mois terminées le 30 juin** **(en millions de dollars US)**	**2001**	**2000**	**1999**
Produits :			
Sociétés consolidées	5 158 $	5 108 $	4 812 $
Sociétés non consolidées	150$	179$	162$
	5 308$	5 287 $	4 974 $
Bénéfice avant impôts intérêts et amortissements :			
Sociétés consolidées	909 $	727 $	684 $
Sociétés non consolidées	10 $	10 $	9 $
	919 $	737 $	693 $
Redressement au titre des sociétés non consolidées	(10) $	(10) $	(9) $
Amortissements corporel et incorporel	(112) $	(125) $	(132) $
Bénéfice d'exploitation	797 $	602 $	552 $

- **Comparaison de 2001 et 2000**

Sociétés consolidées

Les produits ont augmenté de 1%, le Bénéfice avant impôts intérêts et amortissements (BAIIA) de 25% et le bénéfice d'exploitation de 32% par rapport aux chiffres de l'exercice précédent. L'amélioration des résultats par rapport à ceux de l'année précédente a été obtenue grâce à la croissance continue en Amérique du Nord (Spiritueux notamment) qui a vu une hausse de 2% des volumes de vente, de 5% des produits et de 6% des profits. L'Asie poursuit sa

reprise économique et a enregistré une hausse de 27% des volumes de ventes et des profits. L'Europe, malgré une légère baisse de 1% des volumes a enregistré une hausse de 10% des profits et l'Amérique Latine, avec une hausse de 1% des volumes a amélioré ses profits de près de 60%. 46 % du total des produits du secteur, soit 5 158 millions de dollars, sont attribuables à l'Amérique du Nord, 24% à l'Europe/Afrique, 20% à l'Asie et 10% à l'Amérique Latine. Le nombre total de caisses de vins et spiritueux vendues, sociétés non consolidées comprises, a augmenté de 2% malgré la baisse des ventes de champagne et de coolers, du fait de la montée des ventes de whisky nord américains et écossais, du rhum et du cognac.

Pour l'exercice 2001, le coût des marchandises vendues, exprimé en pourcentage des produits, s'est établi à 51%, contre 54% pour l'exercice 2000, essentiellement dû à la baisse des coûts de production. Les frais de vente, les frais généraux et administratifs, exprimés en pourcentage des produits, se sont chiffrés à 33%, contre 34% pour l'exercice 2000, reflétant également une réduction des frais généraux. Les frais de marketing ont progressé de 8% en dollars constants par rapport à l'exercice précédent, essentiellement sur les produits phares (Chivas, Martell, Crown Royal, etc.).

Sociétés non consolidées

L' exercice 2001 ne comprend qu'une société non consolidée du secteur des vins et spiritueux, Kirin-Seagram Limited au Japon, dont les résultats en bénéfice d'exploitation et en BAIIA sont restés stables par rapport à l'exercice précédent.

- **Comparaison de 2000 et 1999**

Sociétés consolidées

Les produits ont augmenté de 6% (10% en dollars US constants), le BAIIA, de 6% (10% en dollars US constants) et le bénéfice d'exploitation, de 9% (13% en dollars US constants) par rapport aux chiffres de l'exercice précédent. Après redressement pour la vente des activités liées aux maisons de champagne, le bénéfice d'exploitation a progressé de 15% et le BAIIA, de 12%. L'amélioration des résultats par rapport à ceux de l'exercice précédent a été obtenue grâce à l'effort continu du secteur des spiritueux et vins à l'échelle mondiale, à l'incidence du passage à l'an 2000 et à une croissance du bénéfice pour toutes les régions. En Amérique du Nord, la hausse des volumes et des prix, partiellement atténuée par la progression des investissements en marketing, a contribué à cette amélioration. L'Europe a enregistré une croissance des ventes sur la plupart des marchés importants, notamment en Allemagne, grâce à la reprise des ventes de Mumm Sekt, et au Royaume-Uni. La poursuite de la reprise économique en Asie, en particulier sur le territoire de la Chine élargie, a contribué à l'assainissement de l'économie de la région. En Amérique latine, la croissance est attribuable au Brésil, au Venezuela et à Don Julio au Mexique. Du total des produits du secteur des spiritueux et vins, soit 5 108 millions de dollars, 46% ont été réalisés en Amérique du Nord, 33% sur les marchés européens et africains, 13% en Asie-Pacifique et 8%en Amérique latine. Le volume des caisses vendues de spiritueux et de vins,

sociétés non consolidées comprises, a progressé de 7% par rapport à celui de l'exercice précédent, par suite de la montée des ventes de Crown Royal, Captain Morgan, ABSOLUT VODKA (propriété de V&S Vin & Sprit AB), Mumm Sekt et Royal Salute.

Pour l'exercice 2000, le coût des produits vendus, exprimé en pourcentage des produits, s'est établi à 54,2%, contre 53,3% pour l'exercice 1999. Cette hausse a été absorbée par la baisse des frais de vente, frais d'administration et frais généraux, exprimés en pourcentage des produits, qui se sont chiffrés à 34,0%, contre 34,7% pour l'exercice 1999. En dollars US constants, les frais de marketing ont dépassé la barre des 20%, l'accent étant mis sur le maintien du succès des marques stratégiques et sur l'intensification de l'activité commerciale liée au millénaire, plus tôt cette année. En dollars US constants, les dépenses consacrées aux marques ont également augmenté de plus de 20%, la Compagnie continuant d'investir pour assurer la croissance en faisant la promotion de ses marques sur ses marchés clés, notamment en Amérique du Nord.

Sociétés non consolidées

Le présent exercice ne comprenait qu'une société non consolidée du secteur des spiritueux et vins, soit Kirin-Seagram Limited au Japon. Au cours de l'exercice 1999, les sociétés non consolidées englobaient aussi Seagram (Thailand) Limited pour la période de neuf mois allant jusqu'à mars 1999, date à laquelle la Compagnie a accru sa participation en Thaïlande et a commencé à inclure cette filiale dans les sociétés consolidées. La quote-part du bénéfice des sociétés non consolidées a augmenté de 2 millions de dollars pour l'exercice 2000. Les produits et le BAIIA des sociétés non consolidées ont augmenté de 10% et de 11%, respectivement. Ces variations d'une année à l'autre sont attribuables essentiellement aux entités comprises dans les sociétés non consolidées.

7.2.4. Présentation du futur Groupe PERNOD RICARD après intégration d'une partie de la division vins et spiritueux de Seagram et après la fin du recentrage du Groupe PERNOD RICARD sur le secteur des vins et spiritueux

L'ensemble des données financières de l'exercice 2001 portant sur les actifs de la division vins et spiritueux de Seagram acquis par PERNOD RICARD qui sont contenues dans les paragraphes ci-dessous ou qui ont permis à PERNOD RICARD d'établir des simulations en termes de volumes et de parts de marchés, ont été obtenues directement auprès du management de la division vins et spiritueux de Seagram (Vivendi Universal) et n'ont pas fait l'objet d'une certification ou d'une revue limitée par des contrôleurs légaux.

En effet, préalablement à la réalisation de l'acquisition le 21 décembre 2001, PERNOD RICARD n'a pu avoir accès à aucune information financière complète et auditée au titre de l'exercice 2001 et relative à l'activité vins et spiritueux de Seagram.

En outre, le périmètre acquis par PERNOD RICARD porte sur des marques et des actifs qui n'ont jamais fait l'objet d'une individualisation comptable au sein même de Seagram. PERNOD RICARD ne sera donc en mesure de communiquer sur les actifs et activités acquis qu'à l'occasion de la présentation des comptes consolidés 2001 du Groupe PERNOD RICARD.

A cette occasion , les actifs de la division vins et spiritueux de Seagram conservés par PERNOD RICARD (cf. Les Actifs PERNOD RICARD tels que définis au §7.2.1.3) seront consolidés selon la méthode de l'intégration globale. En application des principes comptables de PERNOD RICARD, la valeur des nouvelles marques figurant au bilan sera selon toute vraisemblance déterminée en fonction de leurs profits futurs. Cette valeur sera appréciée dès la présentation des comptes arrêtés au 31 décembre 2001.

Les Actifs Non Stratégiques tels que définis au §7.2.1.3 qui sont destinés à être cédés ne seront pas consolidés dans les comptes de PERNOD RICARD. En considérant, que la finalité de cette acquisition est l'acquisition des Actifs PERNOD RICARD tels que définis au §7.2.1.3, les plus ou moins values de cession d'Actifs Non Stratégiques seront neutralisées et affectées au coût d'acquisition des Actifs PERNOD RICARD.

7.2.4.1. *Détail du périmètre acquis par PERNOD RICARD*

7.2.4.1.1. *Les principales marques acquises*

Le total des volumes des marques de Seagram acquises par PERNOD RICARD s'est élevé à 16,6 millions de caisses entre juin 2000 et juin 2001 (exercice comptable de Seagram) contre 14,5 millions de caisses entre juin 1999 et juin 2000.

Les principales marques acquises par le Groupe PERNOD RICARD

Marques	Type	Principales zones Géographiques	Variation du volume des ventes	
			Juillet 2000-Juin 2001 vs. Juillet 1999-Juin 2000	Décembre 2000-Novembre 2001 vs. Décembre 1999-Novembre 2000
Chivas Regal	Scotch	International	+12%	+2%
Martell	Cognac	International	+4%	-2%
Seagram's Gin	Gin	Amérique du Nord	-4%	-4%

Les données ci-après concernant Chivas, Seagram's Gin et Martell pour les volumes proviennent de l'organisme International Wines and Spirits Records (décembre 2000) et pour le chiffre d'affaires de l'organisme Impact International (février 2001).

Les principales marques acquises par PERNOD RICARD au sein du portefeuille Seagram sont :

- Chivas :

  - Co-leader au niveau mondial en volumes du marché des Scotch Whisky Premium, numéro 12 mondial du marché des spiritueux par chiffre d'affaires ainsi que numéro 2 mondial du marché des spiritueux en duty free par chiffre d'affaires. En 2000, il s'est vendu 3,4 millions de caisses de 9 litres de Chivas dans le monde.

  - L'acquisition de Chivas va donner au Groupe PERNOD RICARD un accès direct au marché américain et asiatique.

- Seagram's Gin :

  - Numéro 2 mondial en volumes du marché du Gin, numéro 1 du marché du Gin aux Etats-Unis avec une part de marché de 30 %. En 2000, il s'est vendu 3,2 millions de caisses de 9 litres de Seagram's Gin dans le monde.

  - L'acquisition de Seagram's Gin va permettre au Groupe PERNOD RICARD d'acquérir une position forte sur le marché du Gin américain, ainsi qu'un large accès au marché « off-trade » aux Etats-Unis.

- Martell :

  - Numéro 3 mondial en volumes du marché du cognac, numéro 1 du marché du cognac aux Royaume-Uni, à Singapour et en Malaisie. En 2000, il s'est vendu 1,3 million de caisses de 9 litres de Martell dans le monde.

  - Martell complète les réseaux de distribution de Chivas Regal, notamment sur les marchés asiatiques où le Groupe PERNOD RICARD ne disposait que d'une faible présence.

7.2.4.1.2. ***La rentabilité du périmètre acquis***

Chiffre d'affaires

Milliards d'euros	**2000**	**2001***	**Variation**
Pernod Ricard vins et spiritueux**	1,8	1,9	+9%
Marques Seagram acquises**	1,2 ****	1,3 *****	+12,6%
Total	**3,0**	**3,3**	**+11,0%**

* Données estimées.

** Les données relatives à Pernod Ricard vins et spiritueux correspondent à des données sur 12 mois qui s'étendent du 1er janvier au 31 décembre (période qui correspond aux exercices comptables de Pernod Ricard).

*** Les données relatives aux marques Seagram acquises correspondent à des données sur 12 mois qui s'étendent du 1er juillet au 30 juin (période qui correspond aux exercices comptables de Seagram).

**** Taux de change utilisé 1 EUR = 0,9240 USD.

***** Taux de change utilisé 1 EUR = 0,8960 USD.

Frais généraux et frais commerciaux

Les frais généraux et les frais commerciaux nécessaires à l'intégration des marques acquises ont été réévalués à structure comparable à environ 125 millions d'euros, contre 95 millions d'euros dans le projet initial auxquels s'ajoutent 15 millions d'euros liés à l'intégration de nouvelles activités (téquilas Don Julio et Olmeca, Seagram's coolers, acquisitions de marques locales notamment en Amérique du Sud).

Taux de marge opérationnelle

Le taux de marge opérationnelle de l'activité vins et spiritueux de PERNOD RICARD après intégration du périmètre acquis de l'activité vins et spiritueux de Seagram a été évalué à 21,5% du chiffre d'affaires (soit 635 millions d'euros sur la base du chiffre d'affaires 2000). Ce taux de marge opérationnelle s'établit à 17,2% sur le périmètre vins et spiritueux de PERNOD RICARD avant intégration et à 28,0% sur le périmètre acquis après coûts de structure additionnels. Les informations au 30 juin 2001, communiquées par le management de la division vins et spiritueux de Seagram, confirment cette tendance avec une légère progression de ce ratio.

L'acquisition d'une partie des marques de Seagram par PERNOD RICARD va par conséquent augmenter sensiblement la rentabilité du groupe (cf. §7.2.5.).

7.2.4.1.3. ***Les effectifs***

Selon les dernières estimations de PERNOD RICARD, environ 3200 personnes ont rejoint le groupe. La répartition géographique de ces effectifs est la suivante :


19%
39%
20%
22%
Europe
Amérique du Nord
Amérique Centrale et du Sud
Asie

7.2.4.2. ***Détails du programme de cession des activités non-stratégiques de PERNOD RICARD***

A l'occasion de l'acquisition d'une partie de la division vins et spiritueux de Seagram, PERNOD RICARD a entrepris de recentrer son activité sur son cœur de métier, les vins et spiritueux. En conséquence, PERNOD RICARD a mis en place un plan de cession de ses activités non-stratégiques. A ce jour les cessions de San Giorgio flavors, Italcanditi, Orangina-Pampryl et Yoo-hoo sont achevées. Les cessions en cours sont :

- **SIAS-MPA :** Le 11 janvier 2002, PERNOD RICARD a confirmé la proximité d'un accord pour la cession de SIAS-MPA à Butler Capital Partners (Cf. 7.1.2.5 du présent prospectus)
- **CSR :** PERNOD RICARD a engagé le processus de cession de l'activité cidres de CSR.
- **BWG :** PERNOD RICARD a annoncé le 12 mars 2001, qu'il avait engagé le processus de cession de BWG, sa filiale de distribution de gros en Irlande et en Grande-Bretagne.

A titre d'information, on rappellera que les éléments financiers relatifs aux deux secteurs d'activité dont le processus de cession a été mis en place (préparations et boissons aux fruits et distribution) figurent sous la note 16 du § 5.2. de la présente note d'opération.

7.2.4.3. ***Création du n° 3 mondial des vins et spiritueux en terme de vente***

Depuis sa création, le Groupe PERNOD RICARD a su construire un portefeuille de dimension internationale dans le secteur des vins et spiritueux avec l'acquisition puis le développement de marques globales (Jameson, Havana Club et Jacob's Creek) et régionales (Larios, Clan Campbell, Wild Turkey et Ramazzotti). Avant l'opération Seagram, le Groupe PERNOD RICARD était déjà le cinquième groupe mondial du secteur des spiritueux qui constitue son cœur de métier.

7.2.4.3.1. ***Une dimension internationale renforcée***

L'achat d'une partie des actifs de Seagram ajoute au portefeuille du Groupe PERNOD RICARD de nouvelles marques mondiales qui vont renforcer sa présence en Amérique du Nord, en Amérique Latine, en Inde et en Asie du Sud Est. Le Groupe PERNOD RICARD atteint ainsi une taille critique à l'échelle mondiale qui lui permet de jouer à plein son rôle d'acteur majeur du secteur.

Répartition géographique en volume des marques détenues par PERNOD RICARD

Pré-Acquisition (total des volumes : 28 millions de caisses de 9 litres)
(données estimées par PERNOD RICARD pour l'exercice 2001)


5%
9%
36%
50%
France
Europe / Afrique (hors France)
Amériques
Asie

Post-acquisition (total des volumes : 46 millions de caisses de 9 litres*)
(compilation des données estimées par PERNOD RICARD et des données communiquées par le management de SEAGRAM pour l'exercice 2001)


12%
23%
27%
38%
France
Europe / Afrique (hors France)
Amériques
Asie

* dont un million de caisses équivalent à 9,5 millions de caisses de « prêt à boire ».

7.2.4.3.2. ***Onze marques parmi les cent premières du classement Impact International***

A l'issue de cette opération, PERNOD RICARD devrait devenir le troisième Groupe mondial de spiritueux avec un portefeuille comprenant 11 marques parmi les 100 premières marques du classement Impact International (février 2001) et un réseau de distribution dont le rayonnement international est considérablement renforcé.

Marque*	**Classement 2000**
Ricard	5
Seagram's Gin	18
Chivas Regal	22
Larios	38
Pastis 51	44
Montilla	45
Clan Campbell	57
Havana Club	63
Martell	65
Jameson	70
Suze	81

Source : Impact International (février 2001)

*La marque Wyborowa devrait intégrer les 100 premières marques du classement Impact International l'année prochaine.

7.2.4.3.3. ***Une gamme complète et équilibrée***

L'acquisition d'une partie de la division vins et spiritueux de Seagram va permettre au Groupe PERNOD RICARD de renforcer et de compléter son portefeuille de marques.

PERNOD RICARD deviendra le numéro deux mondial dans la catégorie clé des Scotch whiskies grâce à un portefeuille significativement enrichi. L'introduction de Chivas Regal dans le réseau de distribution du Groupe PERNOD RICARD va notamment créer un puissant effet de levier pour l'ensemble du portefeuille du Groupe.

Avec l'acquisition de Martell, le Groupe PERNOD RICARD, qui détient déjà les marques Bisquit et Renault, deviendra le second opérateur sur le marché du cognac. Martell est une marque particulièrement prestigieuse avec une forte présence au Royaume-Uni et en Asie du Sud Est. De plus dans la catégorie des spiritueux de luxe, la marque est complémentaire de Chivas Regal. Au Portugal, l'apport du brandy Macieira et d'autres marques locales permettra au Groupe PERNOD RICARD d'occuper la seconde place sur le marché des spiritueux.

L'acquisition du gin Seagram's Extra Dry devrait améliorer significativement la présence du Groupe PERNOD RICARD aux Etats-Unis. L'apport de Natu Nobilis, Orloff et Montilla au Brésil devrait dynamiser les activités du Groupe en Amérique Latine. En Inde, Royal Stag est le premier whisky premium du marché.

Répartition du portefeuille PERNOD RICARD en volume par catégories d'alcools

Pré-Acquisition (total des volumes : 28 millions de caisses de 9 litres)
(données estimées par PERNOD RICARD pour l'exercice 2001)


17%
20%
1%
7%
6%
16%
33%
Whiskies
Alcools blancs
Anis
Rhum
Amers
Cognac
Autres

Post-Acquisition (total des volumes : 46 millions de caisses de 9 litres*)
(compilation des données estimées par PERNOD RICARD et des données communiquées par le management de SEAGRAM pour l'exercice 2001)


13%
4%
4%
8%
21%
18%
32%
Whiskies
Alcools blancs
Anis
Rhum
Amers
Cognac
Autres

* dont un million de caisses équivalent à 9,5 millions de caisses de « prêt à boire ».

7.2.5. Objectifs financiers du Groupe PERNOD RICARD après l'acquisition de la division vins et spiritueux de Seagram

Suite à la signature de l'accord conclu le 19 décembre 2000 avec Vivendi Universal portant sur le rachat conjoint par PERNOD RICARD et Diageo de la division vins et spiritueux de Seagram (Seagram Spirits and Wines Group), PERNOD RICARD avait présenté au début de l'année 2001 des objectifs de rentabilité pour l'année 2002.

Ces objectifs, qui prenaient pour hypothèse que la partie de la division vins et spiritueux de Seagram acquise par PERNOD RICARD serait intégrée au début de l'année 2001, avaient été préparés par PERNOD RICARD à partir :

- des informations mises à la disposition de PERNOD RICARD par Vivendi Universal dans les *data rooms* ouvertes aux mois d'octobre et de novembre 2000. Ces *data rooms* comprenaient notamment les comptes de la division vins et spiritueux de Seagram et les *management accounts* sur les marques susceptibles d'être rachetées par PERNOD RICARD pour l'exercice clos le 30 juin 2000. Ces informations ont pu faire l'objet d'une revue et d'une analyse approfondie par PERNOD RICARD.

- des objectifs préparés par PERNOD RICARD.

Le choix de présenter des objectifs pour l'année 2002, avait été motivé par le fait que l'exercice 2002 devait être le premier exercice regroupant en année pleine la division vins et spiritueux de Seagram et PERNOD RICARD, donc la première

année représentative du nouveau visage de PERNOD RICARD après son recentrage sur son cœur de métier.

L'acquisition de la division vins et spiritueux de Seagram n'a été finalisée que le 21 décembre 2001. Par conséquent, le premier exercice représentatif du groupe recentré sur son activité vins et spiritueux sera 2003.

PERNOD RICARD n'a cependant pas pu actualiser ses prévisions, dans la mesure où les informations mises à la disposition de PERNOD RICARD par Seagram sur l'exercice clos le 30 juin 2001 ont été très limitées. De plus, ces informations n'ont pas été auditées par des commissaires aux comptes et n'ont pu faire l'objet d'une revue aussi approfondie que celle réalisée par PERNOD RICARD en *data room* sur les données relatives à l'exercice clos le 30 juin 2000.

Par conséquent, les objectifs de rentabilité présentés ci-après pour 2003 peuvent se comparer à ceux présentés l'an passé pour 2002.

Ainsi, dans l'hypothèse de l'achèvement de la cession des Actifs Non Stratégiques acquis auprès de Seagram et du recentrage sur les vins et spiritueux (après cession des autres activités détaillée au 7.2.4.2) l'objectif de chiffre d'affaires de PERNOD RICARD s'établit à 3,7 milliards d'euros pour 2003, le ratio d'EBIT / Chiffre d'affaires serait de 21,5%.

PERNOD RICARD anticipe un désendettement rapide afin de maintenir à moyen terme sa marge de manœuvre financière pour d'autres opérations et de maintenir son profil « investment grade » et a pour objectif en 2003 un ratio dette senior / EBITDA de 3,4.